Form 10-K405, Exhibit 13
period 1996-12-31
ALCAN ALUMINIUM LTD /NEW
filed 1997-03-28
CIK 4285

                                    (COVER)

(PICTURE OF ALUMINUM PRODUCT)

ALCAN ALUMINIUM LIMITED

ALUMINUM...
THE MATERIAL OF CHOICE

1996
ANNUAL
REPORT


(ALCAN LOGO)

Alcan Aluminium Limited, a Canadian corporation, is the parent company of an international group involved in all aspects of the aluminum industry. Through subsidiaries and related companies around the world, the activities of the Alcan Group include bauxite mining, alumina refining, power generation, aluminum smelting, manufacturing and recycling. Approximately 33,000 people are directly employed by the Company, with thousands more employed in its related companies.
In the 95 years since it was established, Alcan has developed a unique combination of competitive strengths, with owned hydroelectricity in Canada, proprietary process technology and international presence. With operations and sales offices in more than 30 countries, the Alcan Group is the most international aluminum company as well as the largest producer and marketer of flat-rolled aluminum products. The word ALCAN and the Alcan symbol are registered trademarks in more than 100 countries and are synonymous with aluminum the world over.
The Alcan Group is a multicultural and multilingual enterprise reflecting the differing corporate and social characteristics of the many countries in which it operates. Within a universal framework of policies and objectives, individual subsidiaries conduct their operations with a large measure of autonomy.
Alcan Aluminium Limited has approximately 21,550 registered holders of its common shares and 1,430 registered holders of its preference shares. While distributed internationally, the Company's shares are mostly held in North America.

Further information on Alcan and its activities is contained in various company publications such as A Commitment to Continual Environmental Improvement, published in 1996. These publications are available by writing to the address shown on page 65.

TERMS
The word "Alcan" or "Company" means Alcan Aluminium Limited and, where applicable, one or more consolidated subsidiaries. A "subsidiary" is a company controlled by Alcan. A "related company" is one in which Alcan has significant influence over management but owns 50% or less of the voting stock.
The "Alcan Group" refers to Alcan Aluminium Limited, its subsidiaries and related companies.
In this report, unless stated otherwise, all dollar amounts are stated in United States dollars and all quantities in metric tons, or tonnes. A tonne is 1,000 kilograms, or 2,204.6 pounds.
The following abbreviations are used:

/t      per tonne
kt      thousand tonnes
kt/y    thousand tonnes per year
Mt      million tonnes
Mt/y    million tonnes per year

ANNUAL MEETING

The Annual Meeting of the holders of common shares of Alcan Aluminium Limited will be held on Thursday, April 24, 1997. The meeting will take place at 10:00 a.m. in the Ballroom of the Marriott Chateau Champlain, 1 Place du Canada, Montreal, Quebec, Canada.

COVER
Aluminum is no longer simply the metal of choice, it is now the material of choice for Alcan customers around the globe.

CONTENTS

1      Highlights of the Year
2      The Alcan Group's Businesses at a Glance
4      Message to Shareholders
9      Aluminum . . . the Material of Choice
16     Corporate Social Responsibility
18     Business Review
30     Financial Review


37     Responsibility for the Annual Report,
       OECD Guidelines and Auditors' Report
38     Consolidated Financial Statements
41     Notes to Consolidated Financial Statements
59     Quarterly Financial Data
60     Eleven-Year Summary
62     Corporate Governance
63     Directors and Officers
64     Shareholder Information
65     The Alcan Group Worldwide


HIGHLIGHTS OF THE YEAR

FABRICATED PRODUCTS SHIPMENTS (Chart)

kt
1992 = 1,595
1993 = 1,651
1994 = 1,952
1995 = 1,958
1996 = 1,797

Lower fabricated products volumes in 1996 reflect the divestment of non-strategic businesses. Revenues were further impacted by lower prices.

NET INCOME (LOSS)* (Chart)
millions of US$
1992 = (112)
1993 = (104)
1994 = 96
1995 = 543
1996 = 410

* Before extraordinary item.
Net income declined in 1996 due to lower metal prices and reduced fabricated products margins in Europe.

                                                                         1996        1995       1994
FINANCIAL DATA
(in millions of US$, except per common share amountS)
Sales and operating revenues                                            7,614       9,287      8,216
Net income before extraordinary item                                      410         543         96
Net income                                                                410         263         96
Return (%) on average common shareholders' equity                           9         11*          2
Total assets (at year-end)                                              9,325       9,736     10,003
Capital expenditures                                                      482         441        356
Ratio of borrowings to equity (at year-end)                             23:77       29:71      35:65
Per common share (in US$)
Net income before extraordinary item                                     1.74        2.30       0.34
   Net income                                                            1.74        1.06       0.34
   Cash from operating activities                                        4.34        4.63       0.29
   Dividends                                                             0.60        0.45       0.30
   Common shareholders' equity (at year-end)                            20.57       19.84      19.17
Operating Data
(in thousands of tonnes)
Fabricated products shipments**                                         1,797       1,958      1,952
Ingot products shipments***                                               810         801        897
Primary aluminum production                                             1,407       1,278      1,435
Secondary/recycled aluminum production                                    639         523        496

  * Before extraordinary item.
 ** Includes products fabricated from customer-owned metal.
*** Includes primary and secondary ingot and scrap.

THE ALCAN GROUP'S BUSINESSES AT A GLANCE

(NORTH AND SOUTH AMERICA MAP)

Bauxite Mining/Reserves
Alumina Refining
Specialty Chemicals
Primary Aluminum Smelting
Super Purity Aluminum Refining
 Recycling/Secondary Smelting
Sheet and/or Foil Rolling
Other Fabricating

Alcan also has sales/marketing offices, research and technology facilities or other activities in Austria, Belgium, Bermuda, Denmark, Finland, Hong Kong, Hungary, Korea, Poland, Portugal, Russia, Sweden and The Netherlands.

RAW MATERIALS AND CHEMICALS

(picture) BAUXITE MINING


- 11 bauxite mines/reserves in six countries (including related companies).
- 330 Mt of demonstrated reserves in subsidiaries+ and related companies.
- 11.1 Mt used in 1996.
- $53 million in bauxite sales.

(picture) ALUMINA REFINING
- 12 alumina plants in nine countries  (including related companies).
- 5.0 Mt of annual capacity in subsidiaries+ and related companies.
- 4.8 Mt produced in subsidiaries+ and related companies.
- $293 million in alumina sales.


(picture) SPECIALTY CHEMICALS
- 8 specialty chemicals plants in four countries (including related companies).
- $174 million in sales.

In addition to the sales of bauxite, alumina and specialty chemicals indicated above, Alcan's non-aluminum products account for $257 million in sales.


METAL SUPPLY
(picture) PURCHASED INGOT AND FABRICATED PRODUCTS++
- 507 kt of primary ingot, 2 kt of secondary ingot and 48 kt of fabricated products purchased.

(picture) PRIMARY PRODUCTION++
- 13 smelters in four countries.
- 1.6 Mt of annual capacity.
- 1.4 Mt produced in 1996.
- $1.0 billion (592 kt) in ingot sales.+++

(picture) SECONDARY/RECYCLED ALUMINUM
- 7 recycling plants in four countries.
- 653 kt of annual capacity.
- 639 kt produced in 1996.
- 446 kt of scrap purchased.
- $190 million (119 kt) in ingot sales.
- $134 million (99 kt) in scrap sales.

Post-Consumer Scrap

(ASIAN AND EUROPEAN MAP)

FABRICATED PRODUCTS
(picture) ROLLED PRODUCTS++
- $3.6 billion (1,304 kt) in sales.++++
- Fabricated 258 kt of customer-owned  metal.

(picture) OTHER FABRICATED PRODUCTS++
- $1.4 billion (235 kt) in sales.

TOTAL FABRICATED PRODUCTS++
- Over 60 manufacturing plants in 10 countries.
- $5.0 billion in sales in 1996.++++
- 1.8 Mt of aluminum fabricated in Alcan facilities.


CUSTOMERS AND MARKETS

(picture) CONTAINERS AND PACKAGING
- $2.6 billion in sales.
- 44% of total fabricated and non-aluminum product sales.
- End uses include beverage cans, household foil, foil dishes and containers, bottle closures and foil laminates for packaging applications.

(picture) TRANSPORTATION
- $457 million in sales.
- 8% of total fabricated and non-aluminum product sales.
- End uses include automotive structures, body panels and engine parts, wheels and radiators, aircraft structures, rail carriages, freight cars and ships.

(picture) ELECTRICAL
- $589 million in sales.
- 10% of total fabricated and non-aluminum product sales.
- End uses include overhead transmission cable, cable wrap, condenser windings, underground distribution cable, heat sinks and house wiring.

(picture) BUILDING AND CONSTRUCTION
- $911 million in sales.
- 16% of total fabricated and non-aluminum product sales.
- End uses include windows and doors, roofing and cladding, lighting poles and fixtures, structures and handrails.

(picture) OTHER MARKETS
- $1.3 billion in sales.
- 22% of total fabricated and non-aluminum product sales.
- End uses include machinery, appliances, heat exchangers, PVC pipe, wear components, synthetic marble and zirconium chemicals


   + Includes joint ventures, proportionately consolidated.
  ++ Excluding related companies.
 +++ Also includes purchased ingot.
++++ Excluding fabrication of customer-owned metal.

Photo:
Jacques Bougie (left),
President and Chief
Executive Officer, and
Dr. John R. Evans,
Chairman of the Board.


OUR 1997 STRATEGIC PRIORITIES


Implement Full Business Potential with the target of increasing after-tax returns by $300 million and earning our cost of capital within three years.

Strengthen the position of aluminum in the marketplace and ensure its future as the material of choice.

Aggressively seek out opportunities to maximize shareholder value.

MESSAGE TO SHAREHOLDERS

Slower than expected economic growth -- particularly in Europe -- and widespread inventory reductions by customers kept primary metal prices under pressure through most of 1996, and resulted in the first year-over-year decline in Western World demand for aluminum since the early 1980s.
By year-end, however, it appeared that we had finally seen the end of the prolonged period of inventory "destocking" that began in 1995. Aluminum shipments recovered steadily to levels more in line with industrial production. The return to a healthier, balanced market was reflected in improved bookings.

ALCAN'S 1996 MILESTONES

Despite a challenging business environment last year, we achieved some important milestones. We further strengthened our balance sheet and completed our program to divest ourselves of non-strategic businesses. While business divestments have naturally led to lower shipments and revenues, the real result of our efforts is that Alcan is now financially stronger and focussed on its core activities. This provides a solid platform for future growth.
Net income for 1996 was US$410 million. Alcan's fabricated products volumes were comparable to year-earlier levels after adjusting for the impact of business disposals, but average realized prices were markedly lower.

The difficult market conditions -- and their impact on earnings -- served to underscore the significance of what we did achieve in terms of building a stronger, more competitive Alcan for the future. Having eliminated some $600 million from our permanent cost base earlier in the 1990s, we managed during 1996 to complete the divestiture of those businesses -- mostly downstream operations -- that did not fit with our core strategies. We substantially strengthened Alcan's balance sheet -- attaining a debt:equity ratio of 17:83 (net of surplus cash) at year-end 1996, thereby exceeding the target we had identified last year as a top priority.

So far as those two key initiatives are concerned -- tightening Alcan's strategic focus and increasing its financial flexibility -- the job is essentially done. However, we still have work to do in other crucial areas -- such as raw material costs, which have not come down as far or as fast as we had aimed. Consequently, raw material costs will be subjected to close scrutiny during 1997. Cost considerations were also behind a decision to undertake a feasibility study into opening up our own bauxite mine in Australia.

-- health and safety... a key indicator of operational excellence

-- fully utilize the very considerable resources of the worldwide Alcan organization


Also worthy of note is the 1996 restructuring of Alcan's holdings in Japan and the rest of Asia, which put in place the main elements for a comprehensive, integrated Asian strategy that reflects the changing dynamics of the marketplace. The restructuring essentially reinforces Alcan's support of its subsidiaries and related companies in Southeast Asia and China, while enabling Nippon Light Metal Company, Ltd. to focus on strengthening its businesses in Japan.
In another area, Alcan considers the health and safety of its employees to be of paramount importance -- and a key indicator of operational excellence. We are continually striving to improve our performance in this regard, with the ultimate goal of achieving zero work-related injuries and illnesses. We are pleased to report that in 1996 we recorded the lowest days-lost rate since we began tracking this indicator on a company-wide basis.

FULL BUSINESS POTENTIAL -- A PRIORITY FOR 1997

On balance, we made significant progress in implementing our strategy and shaping a stronger, more competitive Alcan. The fact remains, however, that neither Alcan -- nor, for that matter, our industry -- has yet succeeded in creating the sort of business environment that can produce satisfactory returns on a sustained basis. Alcan has generated returns exceeding its cost of capital in only two of the past 14 years. The industry as a whole has managed to do it only once during the same time frame.

It is evident that we have to start doing something different, in order to provide shareholders with improved value and sustained returns of a magnitude that will merit continued confidence. Accordingly, in 1997, Alcan will be implementing a program aimed at tapping the "full business potential" of its entire operations. The goal is to ensure that, within the next three years, we will reach the point where we are able to earn at least our cost of capital even at the relatively low metal prices prevailing today. Attaining this goal will entail increasing ongoing annual profitability by some $300 million, after tax, by the end of that period. The process of achieving our full business potential is already under way. During 1996, we analyzed each business to identify the optimal, realizable return from existing assets -- equipment, systems, people and technology. In 1997, appropriate action plans are being implemented.

Although further reductions to both fixed and variable costs are an essential element of the drive to realize full business potential, this is a multi-faceted effort that will also encompass reassessing such areas as product mix, distribution channels, customer profiles and changes to the capital base. Specific measures that might be undertaken as part of this process could range from adding finishing equipment at an existing facility to new strategic initiatives.

-- fundamental characteristics of aluminum make it second to none

-- working relentlessly as an industry to drive down the cost of the metal


The overriding objective is to utilize fully the very considerable resources of the worldwide Alcan organization, moulding people and plants into a unified force capable of delivering superior value to customers and shareholders alike on a sustained basis.

ALUMINUM... THE MATERIAL OF CHOICE

The long-term well-being of our own organization is, of course, inextricably linked to the long-term health of our industry. Fortunately, the fundamental characteristics of aluminum make it second to none from an engineering, from a metallurgical and, especially, from an environmental standpoint, given the metal's high recyclability and residual value.

The future looks bright for the industry as a whole -- and for Alcan in particular. As the most international of the major aluminum companies in an increasingly global marketplace, we are well positioned. Alcan is a leading international producer of rolled products such as the aluminum sheet that is emerging as the universal standard for beverage cans. And our proprietary Aluminum Vehicle Technology puts us in an advantageous position in a fast-growing segment of the aluminum market -- the automotive industry.

However, we must not just sit back and take success for granted -- there is no room for complacency. We have to develop other new technologies and other new uses for our product, while safeguarding existing markets from encroachment by competing materials. In the process we must make a concerted effort to capitalize on the environmental and economic benefits inherent in aluminum, thereby enhancing its image.

Image is important. But if aluminum is indeed to remain the material of choice for the 21st century, it must remain cost-competitive with rival products. That means that the industry must work relentlessly to drive down the cost of the metal. Only by ensuring the cost competitiveness and attractiveness of aluminum over the long run, can the substantial investments required be justified. Throughout this process, Alcan will continue to nurture partnerships with its customers and strive to meet or surpass their expectations.

Another critical issue for our industry concerns impediments to global trade, such as the European Union's (E.U.) 6% tariff on imports of primary aluminum. The tariff is an incongruous policy for a continent that relies on imports of the metal. Not only does it provide unfair protection to Europe's primary aluminum producers, it also discriminates against the semi-fabricating sector, which accounts for 94% of the E.U. aluminum industry's workforce.

ACKNOWLEDGEMENTS

When all is said and done, it is our people that really make the difference in determining whether or not we are successful as a company. On behalf of the Board, we would like to thank all Alcan employees for their hard work and dedication in 1996.

We are especially proud of the courage and generosity with which employees around the world responded to the disastrous flooding that occurred in Quebec's Saguenay -- Lac-Saint-Jean region last summer. Their humanitarian efforts on behalf of flood victims, as well as the professionalism displayed in quickly getting our Saguenay facilities up and running normally, demonstrated the values and spirit that are hallmarks of the Alcan family. Finally, Alcan's Board of Directors broadened its global perspective with the appointment, in July, of a new director, Gerhard Schulmeyer. Mr. Schulmeyer is President and Chief Executive Officer of Siemens Nixdorf Informationssysteme AG, Europe's largest computer company.

LOOKING AHEAD

We enter 1997 on an optimistic note. Industry fundamentals are improving, with Western World aluminum demand and prices on the upswing, spurred by increased economic activity and lower inventories in the hands of customers.

Assuming, as expected, that these positive signals translate into increased volumes and better margins, Alcan's results should improve. Of course, we have no intention of simply relying on external factors to bolster our performance. On the contrary, our business strategy in 1997 will focus on maximizing the value of our assets -- and returns to our shareholders -- by aggressively implementing the actions identified through the full-business-potential initiative. We will also place a premium on identifying appropriate new opportunities for profitable growth.



/s/ Dr. John R. Evans  /s/ Jacques Bougie
DR. JOHN R. EVANS      JACQUES BOUGIE
Chairman of the Board  President and Chief Executive Officer

February 13, 1997

(PICTURE OF ALUMINUM PRODUCT)

ALUMINUM
THE MATERIAL OF CHOICE

Aluminum is no longer simply the metal of choice, it is now the material of choice for Alcan customers around the globe.

Aluminum is LIGHT, offering a high STRENGTH-TO-WEIGHT ratio so important to industries like transportation, where Alcan is an industry leader in developing new applications. Aluminum's BARRIER QUALITIES, blocking out light, oxygen and moisture, are of great advantage to the food, beverage and pharmaceutical industries. Equally important are aluminum's THERMAL CONDUCTIVITY, VERSATILITY and DECORATIVE POTENTIAL, especially for packaging and building products. And its HIGH ELECTRICAL CONDUCTIVITY has long made aluminum a material of choice in the electrical industry.

Environmental responsibility includes RECYCLABILITY -- aluminum is usable over and over again without any loss in quality. Recycling preserves resources, CONSERVES ENERGY and, because of aluminum's HIGH SALVAGE VALUE, generates funds for recycling programs around the globe.

In the world of aluminum, Alcan is committed to excellence, no matter what the domain -- research and technology, raw materials, chemicals, casting ingot, extrusion billet, rolled products, or aluminum/ceramic composite.

AUTOMOTIVE

CUSTOMER DRIVEN

"In order to meet our mass-reduction targets in Project 2000, we, at Ford, are making extensive use of aluminum in the body structure, exterior body panels, chassis and drivetrain components. A critical goal in this program is to make significant progress towards realizing the full value potential of aluminum in an affordable, high-volume vehicle."

ROBERT MULL
Director, Partnership for a New Generation of Vehicles, Ford Motor Company

(Photo of Donald Macmilan and Robert Mull)

Photo: Alcan and Ford's long-term relationship continues to explore and introduce aluminum as a material of choice in the next generation of automobiles. Donald Macmillan (left), Vice President and General Manager, Automotive Products, Alcan Rolled Products Company, discusses aluminum sheet stamping applications with Robert Mull, Director of the PNGV program at the Ford Motor Company -- a world leader in integrating aluminum into its vehicles.

FROM THE EARLY DAYS OF THE AUTOMOBILE TO TODAY'S HIGH-SPEED TRAINS AND PLANES, ALUMINUM HAS PLAYED AN IMPORTANT ROLE IN ADVANCING THE TRANSPORTATION INDUSTRY. ALUMINUM IS NOW HERALDED AS THE MATERIAL OF CHOICE, AS IT ALLOWS DESIGNERS TO SUCCESSFULLY RESPOND TO ENVIRONMENTAL CHALLENGES WITHOUT SACRIFICING COMFORT, SAFETY, PERFORMANCE OR DESIGN.

The automobile industry is already the largest consumer of aluminum in the world -- roughly 4 million tonnes per year -- even though it is only recently that aluminum has been used in automotive skin, closure and structure applications.

Over the past four years alone, the use of aluminum in automobiles has jumped by 35 per cent -- driven by the need to produce vehicles that offer increased safety and fuel economy without sacrificing performance and comfort. In the U.S., the federal government has challenged automakers with its Partnership for a New Generation of Vehicles (PNGV) program which promises a car weighing less than 2,000 pounds that operates at an 80-miles-per-gallon fuel efficiency. Automakers have turned to aluminum to meet this challenge. With help from aluminum producers, they are developing technological advances to facilitate the use of aluminum in both limited and mass production vehicles.
Alcan's Aluminum Vehicle Technology (AVT) already enables auto manufacturers to economically introduce aluminum into the traditional sheet stamping process. Automakers such as Jaguar, Ford and GM all have vehicles on the road that were built using Alcan's AVT system.
Aluminum's high strength-to-weight ratio, corrosion resistance, and recyclability are other reasons why automotive designers are choosing aluminum.

Alcan offers the technology and the metal -- automotive sheet or extrusion billet for automotive structures; sheet for exterior body panels; and aluminum/ceramic composite for brake parts. Aluminum is also used in fin stock for heat exchanger components as well as engine parts such as Alcan's high performance pistons made from advanced alloys for the latest low-emission engines.

Whether it be passenger cars, high speed trains, planes, or ships and coastal ferries, Alcan is committed to solidifying aluminum's position as the new material of choice for the next generation of transportation industry needs.

(picture of EV1)

General Motors built the EV1 -- the revolutionary electric car-- using Alcan's Aluminum Vehicle Technology. The all-aluminum body structure accounts for only 10 per cent of the car's total curb weight, contributing significantly to its energy management, safety, performance and environmental goals.

(Pistons and brake rotors picture)

Aluminum is used in engine parts such as pistons while DURALCAN aluminum/ceramic composite is used for brake rotors.

GLOBAL MARKET GROWTH FORECAST OF ALUMINUM IN AUTOMOBILES
(thousands of tonnes)

(Graph)

Source:  Industry forecasts

The use of aluminum in cars is expected to double over the next 10 years.

PACKAGING

(Alcan aluminum paper boxes picture)

WRAPPING THE MARKET

FROM BEVERAGE CANS TO FOIL PRODUCTS, ALUMINUM IS THE MATERIAL OF CHOICE FOR A GROWING SEGMENT OF THE PACKAGING MARKET. NOT ONLY DOES ALUMINUM PROVIDE SUPERIOR BARRIER QUALITIES, IT ALSO OFFERS GRAPHIC DESIGN POSSIBILITIES AS WELL AS BEING ECONOMICAL, CONVENIENT AND RECYCLABLE.

"Aluminum's unique properties -- light-weight formability, absolute moisture barrier, ability to withstand high temperatures including direct flame applications, and the ability to be coated and embossed for functional and decorative purposes -- combine superbly to create a totally effective and economical food service system."

RICHARD L. WAMBOLD
Executive Vice President, Specialty and Consumer Products Tenneco Packaging

(Photo of Ian Hewett and Richard L. Wambold)

WEIGHT REDUCTION OF THE ALUMINUM CAN AND LID net weight (pounds per 1,000 cans)

(Graph)

Source:  Can Manufacturers Institute and Aluminum Association

Achieving a 30% weight reduction is quite a technological and engineering feat! It has helped keep costs down and aluminum competitive in the marketplace as well as reducing energy consumption.

(Picture of Aluminum Can)

By far the best-known aluminum package is the beverage can. On a worldwide basis, 80 per cent of beverage cans are made of aluminum. In North America, where the aluminum can first appeared on grocery store shelves in 1968, an incredible 290 million aluminum cans are now used every day, 175 million of which are recycled!

Aluminum is considered as a material of choice in Europe, thanks to Alcan's active involvement in promoting and initiating recycling programs. In the United Kingdom, Alcan has established its own used beverage can recovery network, which is a key reason for the dramatic increase in consumer acceptance of aluminum beverage containers. In South America too, the aluminum beverage can is enjoying rapid acceptance, with Alcan playing a prominent role.
With a worldwide recycling rate in excess of 55 per cent, aluminum cans are, by far, the most recycled beverage container of any kind. Beverage producers commit to aluminum not only because of its packaging benefits, but also because of its high salvage value, which contributes to the success of many local recycling programs. As recycling efforts take hold in newer markets, the recycling rate will increase, thus further protecting natural resources for future generations.

Aluminum's excellent barrier qualities, recyclability and design benefits have also contributed to its success in other areas of the packaging business. Alcan research has led to the development of a variety of aluminum lidding systems, blister packs, foil packages and semi-rigid containers for use in the food and pharmaceutical sectors.

As the world's leading rolled products producer, with global representation, Alcan's dedication to supplying aluminum for innovative packaging applications is second to none.

(Picture of scrap collection facilities)

From working with schools to operating scrap collection facilities, Alcan is dedicated to conserving natural resources and saving energy through the recycling of aluminum at facilities such as Latchford Locks in the U.K.

Photo at left: Ian Hewett (left), Vice President and General Manager of Alcan's Light Gauge Products business unit, reviews the many benefits of aluminum with Tenneco Packaging's Richard L. Wambold, Executive Vice President, Specialty and Consumer Products.

(Picture of Aluminum foil packaging)

Aluminum foil packaging is economical, convenient and recyclable. Manufacturers also find it ideal for innovative design and decoration for a variety of aluminum lidding systems, blister packs and semi-rigid containers for use in the food and pharmaceutical sectors.

BUILDING

BUILDING FOR TOMORROW

FROM OFFICE TOWERS AND ELECTRICAL CABLE TO WINDOW FRAMES AND LADDERS, ALUMINUM IS THE MATERIAL OF CHOICE FOR ARCHITECTS, ENGINEERS AND DESIGNERS AROUND THE GLOBE.

The advantages of aluminum building products are well known in North America and Europe. Now, those advantages are also being put to the test in fast-growing markets such as the Asia-Pacific region. Architects and designers are finding that aluminum's high strength-to-weight ratio, versatility, durability and decorative potential offer unique advantages over alternative materials.

Aluminum reduces the load demand on foundations in both industrial and residential buildings; it can be anodized or painted, meeting designers' aesthetic needs; and, when extruded, aluminum offers an almost unlimited range of profiles and shapes.

As labour costs rise, designers and builders are also paying closer attention to installation costs and maintenance requirements over the total life cycle of a project. Today, aluminum is increasingly selected as the material of choice in roadway guard rails, wind breaks and standards for lighting and signs.

(Photo of Michel Traulle and Juge Boulogne)

Photo:
Michel Traulle (left), Sales Manager for Technal in France -- Alcan France, and Juge Boulogne, President and Managing Director, of Societe Juge Boulogne, examine the plans for the aluminum building system of the SCI Alliance Habitat project in France.

"Following the architect's specifications, I carried out this project with Technal -- the leading name in aluminum systems. I appreciate the quality and reliability of its products and the help from its design office which created specific and innovative aluminum extrusions, meeting the architect's requirements."

JUGE BOULOGNE
President and Managing Director
Societe Juge Boulogne
Technal Authorized Dealer

ELECTRICAL

(Photo of Tom Sapitowicz and Jery Uvira at Atlanta Olympic Stadium)

The electrical contracting firm of Inglett & Stubbs chose STABILOY as the main feeder cables for the 1996 Olympic Stadium in Atlanta, Georgia. Tom Sapitowicz (right), Project Manager with Inglett & Stubbs, discusses the advantages of STABILOY cable with Jerry Uvira, Alcan Cable's Director of Distributor Marketing.

ALUMINUM, DUE TO ITS HIGH ELECTRICAL CONDUCTIVITY, HAS BEEN PART OF THE ELECTRICAL INDUSTRY SINCE THE BEGINNING OF THIS CENTURY.

Today, the use of aluminum is on the rise, not only for its intrinsic benefits, but also because of the value-added enhancements such as those found in Alcan electrical cable.

Innovations such as compact stranding, high-strength alloys, self-damping conductors and Stabiloy conductors have all been developed by Alcan with customers' needs in mind. Because of such technological advances, designers, engineers and architects are turning to Alcan's electrical cable to minimize installation and maintenance costs over the life span of a project. When electrical system costs are compared over the short and long term, the benefits of aluminum cable become readily apparent.

Alcan is recognized as a world leader in aluminum alloy building wire and low-voltage insulation materials -- its electrical cable is found, as the material of choice, in major projects around the globe.

(Picture of wire and low-voltage insulation materials)

Alcan is a world leader in light-weight aluminum building wire and low-voltage insulation materials. STABILOY building wires are known for their superior flexibility, strength retention and thermal stability.

CORPORATE SOCIAL RESPONSIBILITY

(Photo of Marie Loiselle, Pierre Bergevin, Myriam Brisson, Richard Saint-Denis and Didier Chapron)

PARTNERS FOR PROGRESS

Regular training on proper use of personal protective equipment is a key to ensuring a healthy, injury-free work place. Above, occupational health nurse Marie Loiselle reviews procedures, at Beauharnois Works, for respiratory equipment with Pierre Bergevin, Myriam Brisson, Richard Saint-Denis, and Didier Chapron (standing).

Zero work-related injuries and illnesses are achievable objectives.

Continual environmental improvement of products and processes.

Community partnerships built on communication and involvement.

After floods devastated Quebec's Saguenay--Lac-Saint-Jean region, Alcan people were instrumental in restoring the community. Alcan rebuilt bridges, loaned equipment and encouraged employee volunteers. On the initiative of employees worldwide, the Company created a relief fund and matched their donations, resulting in a total Alcan contribution of CAN$1.3 million.

(Picture of Lac-Saint-Jean region floods)

(Picture of health and safety products)

HEALTH AND SAFETY POLICY

It is Alcan Aluminium Limited's commitment to safeguard the health and safety of all its employees by providing a healthy and safe work environment and by managing its operations with the conviction that all occupational injuries and illnesses are preventable. Alcan's management believes that health and safety are paramount criteria of operational excellence. Indeed, the mindset of zero work-related injuries and illnesses is the ultimate goal of every employee in all our operations.

HEALTH AND SAFETY FROM THE GROUND UP

Alcan installations achieved new milestones in 1996 for occupational health and safety. Many Alcan facilities went the entire year without a lost-time accident and are still improving upon those records.

Alcan's success in health and safety relies on individual employee and plant initiatives. These are an integral part of both long- range planning and day-to-day operations. As outlined in the new global health and safety policy, the elimination of work-related injuries and illnesses is the ultimate objective at all Alcan locations.

This policy was developed with worldwide input, and line managers have the responsibility for ensuring the development of locally- targeted programs.

ENVIRONMENTAL IMPROVEMENT FOR ALL LOCATIONS

Alcan recognizes that environmental responsibility is synonymous with good business. Air emissions, water effluents, resource management and waste reduction are all areas where Alcan has worked to ensure environmental improvement.

In 1996, Alcan introduced a global Environmental Management System(EMS) that focuses on processes. Several Alcan facilities have already achieved the ISO 14001 EMS standard sanctioned by the International Organization for Standardization.

Complementing EMS is product stewardship, an initiative to ensure that Alcan's product, in every stage of its life cycle, makes the most of the inherent value of aluminum's properties, including its recyclability. Effective product stewardship starts with design; it is at this point that environmental features can be built right into a product. Alcan is committed to working with suppliers and customers to design and manufacture products that maximize environmental value.

COMMUNITY PARTNERSHIPS IN PROGRESS

Whether it's the restoration of exhausted mine sites or the voluntary sponsorships of local events, Alcan supports the communities in which it operates.

If a natural disaster strikes, Alcan people are among the first to lend a hand. Alcan is committed to long-term relationships with its communities; Alcan employees live, work and often retire in these communities. This community commitment was especially visible last summer, when Quebec's Saguenay--Lac-Saint-Jean region was devastated by severe flooding with damages totalling more than CAN$600 million. Alcan assisted on all fronts.

BUSINESS REVIEW

(Picture of sheet ingot and extrusion billet products)

1996 -- A YEAR OF CONSOLIDATION

Surpassed our debt:equity ratio target.

Restructured holdings in Japan and the rest of Asia.

Completed divestment program of non-strategic businesses.


Photo:
Alcan's attention to meeting customer needs for quality sheet ingot and extrusion billet products is essential for continued growth.

WORLD MARKET REVIEW
PRIMARY ALUMINUM

Following two years of good demand growth, the aluminum industry entered 1996 on a soft footing. Slowing business conditions in North America and Europe, together with customer inventory reductions, saw primary aluminum demand fall off sharply in the latter stages of 1995. While demand recovered steadily during the course of 1996 in most countries, it continued to be hampered by poor business conditions in Europe. In the United States and Japan, aluminum markets registered positive growth in the second half of the year. For the year as a whole, Western World demand is estimated to have declined by 1%, to 17.7 million tonnes (Mt), the first decline in 14 years.

Western World primary aluminum production increased for the second year in a row, up 6% in 1996 to 15.5 Mt. The mid-year start-up of a new smelter in South Africa accounted for most of the increase. At year-end, 860 thousand tonnes
(kt), or 5%, of Western World smelter capacity remained idled. Smelter expansions in 1997 are expected to add about 400 kt per year (kt/y) to industry capacity.

Russian exports of aluminum grew by 18% in 1996 to a record level of 2.5 Mt, made possible by a 4% increase in aluminum production and a further decline in domestic usage. However, greater imports of aluminum by China absorbed much of the additional metal coming from Russia. While growth in Chinese aluminum demand



WESTERN WORLD PRIMARY ALUMINUM SUPPLY AND DEMAND

- Production plus imports from CIS
- Shipments (seasonally adjusted)
Mt/y
(Graph)

Demand recovered steadily during 1996, but for the year as a whole was down 1%. While this was the first decline in 14 years, the aluminum market remained in reasonable balance.

TOTAL ALUMINUM INVENTORIES AND INGOT PRICES

- Total inventories (IPAI, LME)
- LME three-month prices
Mt       US$/t
(Graph)

Following two years of sharp decline, inventory levels stabilized in 1996. Prices, however, remained under pressure throughout most of the year, recovering somewhat towards year-end.

continues to be strong, Chinese primary aluminum output is constrained by power availability.

Following two years of decline, inventories held by aluminum producers and in London Metal Exchange (LME) warehouses stabilized. At year-end, inventories totalled 4.0 Mt, down 100 kt from the end of 1995.

Ingot prices trended down through the first ten months of 1996. Aluminum opened the year at $1,706 per tonne (/t), the high for 1996, and hit a low of $1,305/t in October. During the last two months of the year, prices staged a rally, finishing 1996 at $1,546/t. The average price for 1996 was $1,536/t, well below the average for 1995 of $1,830/t and only slightly above the average of $1,500/t in 1994.

WESTERN WORLD CONSUMPTION
VERSUS ALCAN SALES

In 1996, it is estimated that Western World aluminum consumption was 23.9 Mt, three-quarters of which was supplied from primary aluminum and the remainder from recycled metal. This represented a slight decline from the 1995 level. Divestments of non-strategic assets, coupled with difficult market conditions, resulted in an overall decline in Alcan's volumes and revenues for the year. Transportation, the largest market for aluminum, consumed 6.1 Mt of aluminum in 1996, unchanged from 1995. This reflected a 2% decline in the U.S., principally due to a strike by General Motors workers, offset by modest growth elsewhere in the Western World. Alcan's sales revenues from this market fell 18%, reflecting a 10% volume decline due to the sale of businesses in the U.K. and to lower prices.

The containers and packaging market, which used 4.7 Mt of aluminum in 1996, declined by 3% in 1996 mainly due to a 4% fall in can sheet demand following increases in 1994 and 1995. Sharp declines in North America and Europe, reflecting inventory adjustments by customers, continued downgauging and inroads by competing materials, were offset in part by strong growth in South America and Asia. Alcan's shipments were 3% lower than in 1995, in line with the market. Revenues, however, were down 14%, reflecting lower prices.
Building and construction markets recovered in 1996, growing a little over 1% to 4.7 Mt. Growth came primarily from North America, while Europe declined with the end of the German reunification boom. Alcan's sales revenues in this market were down 26% from 1995 due to lower metal prices and an 18% volume reduction, reflecting the sale of businesses in the U.K. and Brazil.

Aluminum consumption in the electrical market was down marginally from 1995, to
2.1 Mt, largely reflecting lower infrastructure investments in Latin America and Asia. Alcan's sales volumes and revenues were flat after taking account of divested businesses.

Other markets include machinery and equipment, durable goods, and several smaller end-use markets. In aggregate, aluminum consumption in these markets was unchanged from 1995 reflecting slow economic activity. Alcan's sales revenues in other markets were down 28% due to the disposal of businesses. However, the Company's alumina sales, also included in this category, were higher than in 1995.

REVIEW OF ALCAN'S OPERATIONS

Starting with 1996, Alcan is reporting selected information by major product sector, viewing each sector on a stand-alone basis. Transactions between sectors are conducted on an arm's length basis and reflect market-related prices. Thus, profit on all alumina produced by the Company, whether sold to third parties or used in the Company's smelters, is included in the raw materials and chemicals sector. Similarly, income from primary metal operations is principally profit on metal produced by the Company, whether sold to third parties or used in the Company's fabricating operations. Income from fabricated products businesses represents only the fabricating profit from rolled products and downstream businesses. Product sector information is presented in note 21 to the financial statements.

1996 WESTERN WORLD ALUMINUM CONSUMPTION BY END-USE MARKET
(23.9 million tonnes)
 (Pie chart)

- 9% Electrical
- 20% Containers and packaging
- 20% Building and construction
- 26% Transportation
- 25% Other

RAW MATERIALS AND CHEMICALS OPERATIONS

Higher alumina production in 1996 was not sufficient to offset the impact of lower alumina prices. As a result, profits for the sector were down sharply from the previous year. Prices for third-party sales of alumina were down on average 3% from 1995, influenced by weaker metal prices.

(millions of US$)                                                               1996            1995
Sales and operating revenues
       Third parties                                                             529             618
       Intersector                                                               507             555
Operating income                                                                  95             203
Shipments -- third parties (kt)
       Alumina                                                                 1,585           1,325
Alumina hydrate
       production (kt)                                                         4,536           4,209

Unit production costs increased in 1996 mainly due to higher oil prices and lower operating rates at the Vaudreuil alumina complex in Quebec as described below.

ALUMINA

With productivity gains in recent years, the sale of Alcan Australia in 1994, and the acquisition of full ownership of the Aughinish, Ireland, refinery in 1995, Alcan has become a major supplier of alumina to third parties. The Company currently has approximately 1.5 Mt/y of alumina capacity surplus to its internal requirements. Alumina hydrate production hit 4.5 Mt in 1996, an 8% increase over 1995 and the highest level ever for the Company. New production records were set in Australia, Ireland and Jamaica. In July, severe flooding in the Saguenay--Lac-Saint-Jean region of Quebec destroyed a water pumping station that supplied the Vaudreuil alumina complex. As a consequence, operations were temporarily disrupted, leading to the loss of approximately 70 kt of alumina production. The financial impact of this loss was fully covered by insurance.

CHEMICALS

The specialty chemicals group posted improved performance in 1996. In Europe, where markets suffer from overcapacity and low economic activity, Alcan's operations made steady progress on increasing their share of the value-added chemicals market. In North America, operations benefited from steady demand and good prices.

BAUXITE

Through subsidiaries and related companies, Alcan has approximately 330 Mt of demonstrated bauxite reserves, sufficient to meet its needs for the next 30 years. The Company also has access to additional resources to meet its needs beyond this period.

During 1996, several initiatives were launched aimed at lowering the Company's bauxite costs. The most important of these initiatives was a detailed feasibility study on the development of the Company's Ely bauxite reserves in Northern Queensland, Australia. A decision on the project is expected in the second half of 1997. Bauxite from this new source would replace third-party purchases and would be used to supply alumina operations in Australia and Ireland.

ALCAN'S 1996 FABRICATED AND NON-ALUMINUM SALES BY MARKET

(US$5.8 billion)
(Pie chart)

- 10% Electrical
- 44% Containers and packaging
- 16% Building and construction
-  8% Transportation
- 22% Other

PRIMARY METAL OPERATIONS

(millions of US$)                                                               1996            1995
Sales and operating revenues
   Third parties                                                               1,472           1,612
   Intersector                                                                 1,653           2,286
Operating income                                                                 519             701
Shipments (kt)
   Primary aluminum
       Third parties                                                             592             549
       Intersector                                                             1,008           1,193
Primary production (kt)                                                        1,407           1,278

Operating profits for the primary metal sector were down in 1996 as the benefit of higher production was more than offset by the impact of lower metal prices. Profits for the sector arise not only from third- party sales but also from the transfer of metal to the Company's fabricating operations at market-related prices. The average realized price on third-party sales of primary ingot was $1,721 per tonne in 1996 versus $2,057 per tonne in 1995.

Alumina from Alcan's raw materials operations is transferred to the Company's smelters at market-related prices. Prices for alumina were, on average, lower in 1996 than in 1995. Smelter conversion costs were little changed from the previous year, which had been adversely affected by a strike in Quebec. Removing the impact of the strike from 1995 costs, conversion costs were $44/t higher in 1996, reflecting higher anode, maintenance and overhead costs. Alcan's average production cost of primary aluminum (mainly in the form of extrusion billet and sheet ingot), including alumina at market prices, was $1,328/t in 1996 versus $1,336/t in 1995.

Of Alcan's primary ingot sales to third parties, nearly 85% is in the form of value- added products, mainly extrusion billet. Shipments of value-added ingot were up 6% in 1996, with volume gains seen in North America and Japan.

Alcan purchases ingot largely for logistical reasons in order to balance its metal supply system. For example, by purchasing ingot in Europe, where the Company is short of metal, Alcan is able to avoid the freight and duty costs associated with moving metal from its North American smelters to fabricating plants in Europe. However, this results in an equivalent quantity of metal being available for sale from the smelters in North America. In 1996, total purchases of aluminum were down from the levels of the previous two years largely due to the impact of business disposals and increased primary production.

PRIMARY PRODUCTION

Since 1991, Alcan's worldwide smelter system has operated at less than its full capacity, primarily due to temporary closures made in response to weak industry fundamentals.

Three of Alcan's smelters in Quebec, which had been affected by a 10-day strike in October 1995, returned to full operation early in 1996. Also to compensate for ingot production lost due to the strike, the Company restarted about 60 kt/y of idled capacity in Quebec, British Columbia and the U.K., which had been part of previous temporary shut downs. As a result, primary production for 1996 was 129 kt higher than in the previous year, which had been negatively impacted by the strike to the extent of 75 kt.

Alcan continues to have approximately 160 kt/y, or 10%, of its total rated smelter capacity temporarily idled. This capacity will be restarted when warranted by industry conditions. In the U.K., a two-year program is being undertaken to upgrade and refurbish the closed potline at the Lynemouth smelter, with a view to restoring the plant to full operation when market conditions allow.

In Quebec, Alcan commenced environmental reviews and community consultations for a proposed new 350-kt/y smelter. The plant would be built in Alma, Quebec, where the Company's existing 73-kt/y Isle-Maligne smelter would be shut down. In July 1996, Alcan reached a three-year agreement with unionized workers at its Kitimat, B.C., smelter. In 1995, the Company signed a three-year collective agreement with unionized workers in Quebec and a four-year labour agreement with employees at the Sebree, Kentucky, smelter.

SECONDARY PRODUCTION

In addition to its used beverage can recycling activities, Alcan recycles other forms of aluminum scrap at three secondary smelters in Italy, the U.K. and the U.S. that have a combined capacity of 152 kt/y. These facilities produce foundry alloys mainly for the automotive market. The Company sold 119 kt of such products in 1996 versus 124 kt in 1995.

The Company sold its 70-kt/y Guelph, Ontario, secondary smelter towards the end of 1996.

FABRICATED PRODUCTS OPERATIONS

(millions of US$)                                                               1996            1995
Sales and operating revenues                                                   5,593           6,983
Operating income                                                                 127             346
Shipments (kt)                                                                 1,539           1,733
Fabrication of customer-owned metal                                              258             225
Total volume                                                                   1,797           1,958

Alcan's fabricated products volumes in 1996 were 161 kt lower than in the previous year, mainly reflecting the divestment of non- strategic businesses. While business conditions were generally slow in 1996, volumes from ongoing businesses were about even with those of the previous year. In 1995, Alcan's total fabricated products volumes matched the record level of close to 2 Mt set in 1994. Adjusting for the impact of divestments made over the last three years, fabricated products volumes have risen by 36% since 1993.

The operating profit of $127 million in 1996 was $219 million lower than in 1995. In addition to the impact of lower prices for some products, profits were reduced due to expenses associated with the expansion of rolled products operations in Europe. In North America, margins for rolled products were stable during the year, reflecting the continuation of "metal plus conversion fee" pricing for the majority of products.

ROLLED PRODUCTS

As a result of expansions undertaken in recent years, Alcan is now the largest producer of rolled aluminum products in the world, with a strong base of operations in North America, Europe and South America. Together with products fabricated from customer-owned metal, total rolled products volumes were 1,562 kt in 1996, the same as in 1995. Rolled products sales declined to $3,645 million in 1996 from $3,946 million in 1995 mainly due to lower prices. Shipments of rolled products were 1,304 kt as compared to 1,337 kt in 1995. The average realized price on shipments in 1996 was $2,797/t, down from $2,950/t in 1995.

ALUMINUM SHIPMENTS AND PURCHASES (Graph) kt

             Ingot products*           Fabricated products**            Total purchases
1992               870                         1,595                             675
1993               887                         1,651                             865
1994               897                         1,952                           1,350
1995               801                         1,958                           1,365
1996               810                         1,797                           1,003

 * Includes primary and secondary ingot and scrap.
** Includes products fabricated from customer-owned metal.

Purchases of aluminum decreased in 1996 due to increased primary ingot production and the divestment of non-strategic downstream businesses.

In 1996, North American rolled products demand softened from the previous year's robust level. In the beverage can sheet market, an important market for both the industry and Alcan, demand was affected by customer inventory reductions and the impact of further downgauging. While shipments of finished cans by can manufacturers were up 1% over 1995, aluminum industry shipments of can sheet were down an estimated 6%. Alcan's shipments, while reflecting the general state of the market, were down to a lesser extent. Alcan's North American exports of can sheet were also lower in 1996, reflecting competition from new capacity. In the distributor sheet market, shipments were adversely affected by inventory adjustments by customers, as well as lacklustre demand. Shipments of building sheet and light-gauge products, such as finstock and foil container stock, were higher in 1996.

In Europe, consumption of rolled products was down 4% on 1995 levels, a result of weak underlying demand and destocking by customers. The beverage can sheet market was particularly hard hit by lower demand for canned drinks and the conversion of some beverage can lines in the U.K. and Italy from aluminum to steel. Building products was the other area of depressed demand during the year. For Alcan, shipments were down for can sheet, painted sheet and foil stock, while increases were seen in plain and heavy-gauge sheet. Production in 1996 averaged a similar level to the previous year, with few rolling plants working at capacity during the period. In Germany, there was considerable unused capacity at the Norf (50%-owned) and Nachterstedt rolling mills. At the latter facility, the effective capacity increased near year-end with the completion of a modernization program. With a recovery in demand towards the end of 1996, most of Alcan's other rolled products facilities in Europe started operating at close to full capacity. A new marketing organization was put in place in the second half of 1996 to coordinate Alcan's European sales and the development of markets.

In South America, growth in rolled products demand continued to be led by beverage can sheet. Alcan's sheet production increased 30% in 1996 with the expansion of the Pinda rolling mill in Brazil in the previous year. Can sheet production was up 70%, while foil output increased 10%. Further increases in output are planned over the next few years.

AUTOMOTIVE

During 1996, the Company made significant progress in growing its North American automotive sheet business. Alcan's Aluminum Vehicle Technology (AVT) reached auto dealer showrooms in December in the form of General Motor's EV1, the first commercially available electric passenger car and the first North American production vehicle to feature an all-aluminum structure. The EV1 is the centerpiece of GM's contribution to the PNGV (Partnership for a New Generation of Vehicles) program, a joint auto industry and U.S. government initiative aimed at the development of fuel-efficient and environment-friendly cars. Alcan's AVT has also been chosen by Ford as the structural technology for its PNGV activities. Ford is currently applying the technology to its new Class 8 truck cab, the Aeromax. Through partnerships with carmakers, Alcan's AVT has evolved into a fully validated system for the production of high- volume aluminum vehicles on existing production lines.

During the year, progress was made towards establishing Alcan's proprietary exterior body panel alloy as the North American standard. Either directly from Alcan, or under license, the 6111 alloy is being used in over 1.6 million new vehicles. Alcan's latest closure application, the hood of the Lincoln Mark VIII, made its showroom debut in November. This was the first application developed using Alcan's full-part modeling capability, reducing cost and time to market. Alcan has an extensive and growing program of closure and other applications for high-volume vehicles scheduled for production over the balance of the decade.

Progress was also made in broadening the automotive applications for Alcan's metal matrix composite material, Duralcan. Production contracts were signed with Chrysler and GM for the supply of Duralcan material for brake rotors and driveshaft applications.

OTHER FABRICATED PRODUCTS

Over the past three years, Alcan has divested itself of a number of non-strategic businesses, mostly involved in the downstream fabrication of aluminum products. Proceeds from business disposals totalled $1.2 billion. Reflecting the impact of divestments, sales revenues and shipments from downstream businesses have been declining in recent years. In 1996, shipments of other fabricated products were 235 kt, down from 396 kt in the previous year. Sales revenues declined to $1,404 million from $2,219 million in 1995. The average realized price on sales of other fabricated products was $5,946/t in 1996 versus $5,611/t in 1995.

In North America, results from Alcan's cable business improved. Good growth was seen in building wire markets, while demand for overhead transmission cable and service entrance cable remained stable. In Europe, the building products market continued to be weak in 1996. However, Alcan's architectural products business, based in France, saw its performance improve through successful sales and marketing and cost reduction efforts.

RECYCLING ACTIVITIES
In the U.S., Alcan achieved record output at its used beverage can (UBC) recycling plants. Recycling plants in the states of Kentucky, Georgia and New York processed more than 17 billion used aluminum beverage cans during 1996, or approximately 12% more than 1995's record level. Nearly 2 billion of these UBCs were collected by Alcan in Canada, which represents roughly 60% of all aluminum cans recycled in the country.
Alcan's recycling operations in the U.K. set a new record for general-purpose sheet ingot production. However, can sheet ingot output was lower due to lower demand. While the total volume of UBCs collected in the U.K. fell, the overall recycling rate for aluminum cans continued to rise.
Alcan sold 99 kt of manufacturing scrap in 1996 versus 128 kt in 1995.

GEOGRAPHIC REVIEW
In all geographic regions, with the exception of South America, Alcan suffered declines in earnings in 1996. Slow economic activity and customer destocking, which began in the second half of 1995, continued into the first half of 1996. Towards the end of the year, however, most areas were showing improvement.
The shipment data provided in this Geographic Review is classified according to third-party customer location.

CANADA

(millions of US$)                                                 1996           1995           1994
Net income*                                                        175            216             16
Net income excluding special items*                                188            231             32
Shipments (kt)
   Ingot products                                                  120            120            105
   Fabricated products                                             120            112            152

  *Net income in 1995 is before an extraordinary loss. Special items include:
1996 rationalization expenses and loss on early retirement of debt, 1995 loss on early retirement of debt, 1994 losses on sale of businesses and rationalization expenses.

Lower ingot prices in 1996 resulted in earnings from Canadian operations falling below the previous year's level, which had been adversely affected to the extent of $70 million due to a strike in Quebec. The 1996 result, however, remained well above that of 1994 when primary aluminum prices began their recovery.
Domestic aluminum consumption declined by 1% in 1996, with good growth in the building and transportation markets offset by a sharp decline in beverage can sheet demand. Alcan's shipments in Canada were higher in 1996 due to increased sales of can sheet. In 1995, the decline in Alcan's shipments was due to the impact of businesses sold in 1994. Alcan continues to maintain its leading market position in the household foil and industrial container markets.
26

1996 ALUMINUM SHIPMENTS BY REGION (Graph)

                 Western World consumption                            Alcan Group shipments
                                                         (includes Alcan's share of related companies)
North
America                         37%                                             51%

South
America                          4%                                              6%

Europe                          27%                                             26%

Asia and
Pacific                         31%                                             17%

Africa                           1%                                              --

Alcan is the most international aluminum company with operations and sales offices in over 30 countries. This is an important competitive advantage in an increasingly global market place.

During 1996, a project team was established to evaluate the construction of a 350-kt/y smelter in Quebec. Environmental impact studies have been initiated, and an agreement in principle was reached with Hydro-Quebec that ensures that the Company will have access to sufficient power at a competitive cost. A final decision on this project is not expected to be made before late 1997 -- early 1998.

UNITED STATES

(millions of US$)                                                 1996           1995           1994
Net income                                                          70            123             16
Net income excluding special items*                                 72             99             22
Shipments (kt)**
   Ingot products                                                  380            380            421
   Fabricated products                                             874            918            960

 * Special items include: 1996 loss on sale of business and tax write-backs,
   1995      gain on sale of a business, 1994 net loss on sale of businesses and  rationalization expenses.
** Includes fabrication of customer-owned metal.

The strong recovery in net income experienced in 1995 was moderated in 1996. Industry rolled products shipments declined by some 5%, and Alcan's shipments were similarly affected. This volume reduction, together with generally lower realizations, meant that net income declined but remained above the 1994 level. In the beverage can sheet market the industry volume shortfall was some 6%, reflecting some reversal of earlier inventory build-ups by customers and the continuing impact of downgauging. The Company's shipments of can sheet were down less than the overall market. A similar pattern was seen in the distributor sheet market, while Alcan's shipments of building sheet were higher than in 1995.

SOUTH AMERICA

(millions of US$)                                                 1996           1995           1994
Net income                                                          42             15              9
Net income excluding special items*                                 29             15             17
Shipments (kt)
Ingot products                                                      21             13              4
Fabricated products                                                153            133            116

  * Special items include: 1996 gain on sale of business, 1994 rationalization expenses.

Alcan's operations in South America further consolidated their return to profitability in 1996 with net income of $29 million, excluding an after-tax gain of $13 million on the sale of a non-core business. Brazil's economy continued to stabilize with slower, but still positive, growth and most notably, single-digit inflation for the first time in almost 40 years. While domestic aluminum demand increased by 11%, reflecting a wider distribution of purchasing power, prices and margins came under pressure from the lower-inflation environment. A major element in the growth in demand for aluminum was beverage can sheet, where consumption increased 37%. A further phase of expansion of Alcan's Pinda rolling mill in Brazil is under consideration in order to increase can sheet capacity. Alcan's shipments in South America were higher, despite the divestment of businesses, with improved volumes from continuing businesses and increased ingot sales to former Alcan operations.

EUROPE

(millions of US$)                                                 1996           1995           1994
Net income                                                          21            161             76
Net income excluding
   special items*                                                   26            161             87
Shipments (kt)**
Ingot products                                                      89             95             63
   Fabricated products                                             620            756            675

 * Special items include: 1996 rationalization expenses and tax write-backs, 1994 rationalization expenses.
** Includes fabrication of customer-owned metal.

Net income from European operations was sharply lower in 1996 largely reflecting difficult market conditions for rolled products, lower alumina prices and the sale of downstream businesses in the U.K. European rolled products demand fell just over 4% from the 1995 level as a result of weak underlying demand and customer destocking. This, coupled with falling metal prices and excess rolling capacity in Europe, resulted in intense price competition and lower margins. Can sheet shipments were particularly badly hit due to weaker demand for canned drinks and the conversion of some can-making lines in the U.K. and Italy from aluminum to steel. Some recovery in demand was felt towards the end of the year as the destocking process appeared to be complete. The reduction in shipments in 1996 is primarily due to the sale of downstream businesses in the U.K.

In the U.K., net income was down from the 1995 record level reflecting the sale of downstream businesses early in the year, lower prices and reduced rolled products margins. Primary ingot production was curtailed by water shortages in the Highlands of Scotland in the middle of the year. By year-end, however, production was running close to capacity. A two-year $80-million investment to upgrade and refurbish environmental controls at the closed potline at the Lynemouth smelter is being implemented to allow resumption to full capacity when warranted by market conditions. The sale of downstream businesses took place in February 1996, raising some $300 million.
Alcan's operations in Germany were particularly affected by weak demand and lower prices for rolled products as well as higher costs related to the expansion of capacity at the Norf and Nachterstedt rolling mills. With some recovery in shipment volumes towards the end of the year, capacity utilization has begun to improve.
Sales volumes of the Italian business were similar to 1995, but margins suffered, with a lower proportion of sales of higher margin products.
In France, despite a 3% drop in the building systems market, income in 1996 was higher than in 1995 due to cost reductions and marketing improvements.
The alumina refinery in Ireland suffered a decline in net income resulting from lower alumina prices. Cost control continues to be excellent.

ASIA AND PACIFIC

(millions of US$)                                                 1996           1995           1994
Net income                                                          13             43             28
Net income (Loss) excluding special items*                          25             43            (21)
Shipments (kt)
Ingot products                                                     199            193            274
   Fabricated products                                              13             32             44

  * Special items include: 1996 rationalization expenses, 1994 gains from the sale of Alcan Australia Limited and a dilution of Alcan's interest in Indal.

The improvement in net income from operations experienced in 1995 was partially reversed in 1996 by the effect of lower alumina and metal prices and some slowing in the rate of growth of the Southeast Asian economies. During the year, Alcan and its related companies in Japan, Nippon Light Metal Company, Ltd. (NLM) and Toyo Aluminium K.K. (Toyal), restructured certain of their holdings in the region. The restructuring will reinforce the Alcan Group's support to its subsidiaries and related companies in Southeast Asia and China while enabling NLM to focus on opportunities and strengthen its position in Japan. Additional information is provided in note 11 of the financial statements.

The recovery in the Japanese economy continued, albeit at a subdued rate. For NLM, owned 45.6% (47.4% in 1995) by Alcan, 1996 was a year of some improvement. During the year, several of its businesses were restructured and staff reduced. As a result, Alcan's share of rationalization expenses was $12 million, which is included in Equity loss.

In India, economic growth slowed during 1996 with building and manufacturing being particularly affected. This, together with lower aluminum and alumina prices, resulted in a 25% decline in net income for Indian Aluminium Company, Limited (Indal), 34.6%-owned by Alcan. During the year, Indal increased its metallurgical and special-grade alumina capacity by 65 kt/y through a brownfield expansion program.

OTHER AREAS

(millions of US$)                                                 1996           1995             1994
Net income                                                          31             39                7
Net income excluding special items*                                 35             39               13
Shipments (kt)
   Ingot products                                                    1             --               31
   Fabricated products                                               7              7                4

  *    Special items in 1996 and 1994 were mainly rationalization expenses.

Activities in other areas include raw materials operations in Jamaica, Guinea and Ghana, and trading, shipping and insurance activities in Bermuda. Alcan also sells metal in other parts of the world such as the Middle East and Africa.

FINANCIAL REVIEW


Slow economic growth and customer inventory reductions in 1996 kept primary aluminum prices under pressure through most of the year. Although Alcan's profits and cash from operating activities were lower than in 1995, the Company continued to strengthen its balance sheet. By year-end, Alcan had improved its debt-to-equity ratio, net of surplus cash, to 17:83, below its stated target of 20:80.

RESULTS OF OPERATIONS

(millions of US$)                                                 1996           1995           1994
Net income before extraordinary item                               410            543             96
Extraordinary loss                                                  --          (280)             --
Net income                                                         410            263             96

For 1996, Alcan reported consolidated net income of $410 million. Included in the year were net after-tax charges of $23 million, comprising $30 million of restructuring charges and $12 million of charges for the early retirement of debt offset by $8 million of gains arising on disposals of businesses and $11 million of tax adjustments for prior periods. In 1995, consolidated net income, before an extraordinary loss, was $543 million. The extraordinary loss of $280 million, after tax, was for the write-down of the Company's investment in the Kemano Completion Project (KCP). An update on KCP can be found on page
34. Net income for 1995 was also reduced by approximately $70 million due to a strike at the Company's operations in Quebec, and by charges of $15 million for the early retirement of debt. These items were partially offset by a gain of $24 million, which arose from the sale of a metals distribution business in the U.S.
Net income for 1994 included $43 million in after-tax gains from the disposal of several businesses, offset by charges of $41 million, after tax, largely for the rationalization of ongoing businesses and the early retirement of debt.

Other income, which principally includes non-operating gains and interest revenue, totalled $75 million in 1996 compared to $100 million in 1995 and $109 million in 1994. Income in the two earlier years included pre-tax gains on the disposal of downstream businesses.

COSTS AND EXPENSES
Cost of sales and operating expenses were $5,905 million in 1996, 18% lower than in the previous year. The decrease in the cost of products sold largely reflects the impact of business disposals, as well as the lower cost of purchased metal and certain raw materials, such as caustic soda. In 1995, costs rose by 7% due to higher purchase prices for metal and raw materials, as well as the additional costs incurred due to the Quebec strike.

(kt)                                                              1996           1995           1994
Purchases of aluminum
   Ingot products                                                  509            789            759
   Scrap                                                           446            509            460
   Fabricated products                                              48             67            131
                                                                 1,003          1,365          1,350

In 1996, total purchases of aluminum, at 1,003 kt, were down from the levels of the previous two years largely due to the impact of business disposals and increased primary production. Market prices for ingot were on average $1,536/t in 1996 compared to $1,830/t in 1995 and $1,500/t in 1994.

Depreciation expense was $431 million in 1996, compared to $447 million in 1995 and $431 million in 1994. After having risen in 1995 as a result of the consolidation of joint ventures previously accounted for as equity companies, depreciation declined in 1996 due to the sale of some downstream businesses.

NUMBER OF EMPLOYEES (Graph)
Adjusted for Business Acquisitions and Disposals
(at year-end)
thousands
1992 = 36.8
1993 = 34.6
1994 = 33.5
1995 = 33.5
1996 = 33.2

Reflecting Alcan's ongoing efforts to contain costs and improve productivity, employment levels remained under tight control in 1996.

Selling, administrative and general expenses declined for the sixth consecutive year. In 1996, these expenses were $422 million, 13% lower than in 1995 and 20% lower than in 1994. Since their peak in 1990, these expenses have declined by $237 million, or 36%, largely due to divestitures, employee and other reductions, and weaker local currencies against the U.S. dollar. Research and development expenses were $71 million in 1996, little changed from 1994 and 1995. The fairly stable level of expenses over the last three years reflects Alcan's efforts to align R & D activities more closely with the technology needs of its core businesses, principally raw materials, smelting and rolling. In 1997, spending is expected to be about the same as in 1996.

INTEREST COSTS

(millions of US$)                                                 1996           1995           1994
Interest expense                                                   125            204            219
Interest capitalized                                                --              2             16
Total interest costs                                               125            206            235
Effective average interest rate                                   7.3%           8.2%           8.7%

During 1996, Alcan continued to reduce its total borrowings, as discussed on page 32. As a consequence, total interest costs for the year declined by $81 million. The average effective interest rate for the year also declined, reflecting the repayment of higher cost long-term debt and the impact of lower interest rates.

Other expenses, which include items such as rationalization expenses and exchange losses, were $88 million in 1996, versus $61 million in 1995 and $95 million in 1994. The increase in 1996 was mainly due to rationalization expenses.

INCOME TAXES
Income taxes of $226 million for 1996 represent an effective tax rate of 35% versus a composite statutory rate of 40%. The difference in rates is mainly due to the realization of previously unrecorded tax benefits on losses, investment and other allowances and tax adjustments for prior periods, partially offset by non-deductible expenses. In 1995, there was little difference between the two rates. In 1994, Alcan's effective rate was 47%, primarily due to non-deductible currency translation losses and withholding taxes, partially offset by reduced rate or tax exempt items.

TOTAL BORROWINGS AND EQUITY (Graph)
                                 (at year-end)

millions of US$                                                                             ratio
             Total borrowings                  Equity                      Ratio of total
                                      (includes minority interests      borrowings to equity
                                           and preference shares)
1992                2,794                         4,667                             37:63
1993                2,652                         4,519                             37:63
1994                2,485                         4,689                             35:65
1995                1,985                         4,863                             29:71
1996                1,516                         4,937                             23:77

Continued good cash generation, together with proceeds from the divestment of businesses, allowed Alcan to further improve its borrowings-to-equity ratio to 23:77. Adjusted for surplus cash at year-end, the ratio was 17:83.

EQUITY COMPANIES

Alcan's share of the losses of equity-accounted companies was $10 million in 1996 versus $3 million in 1995 and $29 million in 1994. The increase over 1995 is largely due to restructuring costs incurred by Alcan's related company in Japan, Nippon Light Metal Company, Ltd. (NLM).

LIQUIDITY AND CAPITAL RESOURCES

Declining fabricated products prices and lower volumes, due to the divestment of businesses, led to a reduction in cash generation in 1996. Calculated by taking the net income for the year, before extraordinary items, and adding back depreciation and deferred income taxes, cash generation was $856 million, as compared to $1,164 million in 1995 and $563 million in 1994.

For 1996, cash generation exceeded the Company's combined cash requirements for capital expenditures and dividends, by $222 million. Proceeds from the disposal of non-strategic businesses and other assets totalled $660 million, further increasing available cash resources.

During the year, Alcan reduced its total borrowings by $414 million and redeemed $150 million of preference shares. At year-end, the Company had cash and time deposits of $546 million, up from $66 million at the end of 1995. The ratio of total borrowings to equity continued to improve during 1996, reaching 23:77 by year-end, down from 29:71 at the end of 1995 and 35:65 at the end of 1994. The 1996 ratio improves further to 17:83 when adjusted to reflect surplus cash at year-end.

Net operating working capital decreased by $63 million in 1996. This was principally due to the impact of lower metal prices on inventories and accounts receivable. In 1994 and 1995, net operating working capital increased in order to meet increased business activity.

INVESTMENT ACTIVITIES

Capital spending for the year totalled $482 million, versus $441 million in 1995 and $356 million in 1994. On an ongoing basis, annual spending of approximately $400 million is required to maintain the integrity of the Company's existing assets. The remaining expenditures were mainly to improve and round-out fabricating facilities and to extend the lives of the Company's smelters.

CASH FLOWS (Graph)
                                millions of US$

           Sales of assets        Cash from            Dividends paid       Capital expenditures
           and investments   operating activities
1992                24                 465                   124                       474
1993                31                 444                    85                       370
1994               427                  65                    88                       356
1995               168               1,044                   125                       441
1996               660                 981                   152                       482

Cash generation, together with proceeds from divestments, far exceeded cash requirements. After the repayment of debt and redemption of preference shares, Alcan had $546 million of cash at the end of the year.

The increase in spending in 1995 was largely due to the impact of consolidating joint ventures previously accounted for as equity companies, as well as the acquisition of the minority interest in the Aughinish alumina refinery in Ireland. Projects, in 1997, other than those to maintain existing assets, include the upgrade of environmental systems at the Lynemouth smelter in the U.K.
In 1996, Alcan completed its major program to divest itself of non-strategic businesses. Over the last three years, the Company has sold a 73.3% interest in Alcan Australia Limited and a large number of downstream businesses in Canada, the U.S., the U.K. and Brazil. Proceeds generated from the sales of non-strategic businesses total $1.2 billion, which has been used mainly to reduce debt. In the third quarter of 1996, Alcan undertook a restructuring of its investments in Asia. As a first step, Alcan sold a related company in Japan, Toyo Aluminium K.K. (Toyal), to Nippon Light Metal Company, Ltd., another related company in Japan, for cash proceeds of $207 million. As Toyal remains within the Alcan Group, the gain on the transaction was deferred.

In November, Alcan and NLM created a new company, Alcan Nikkei Asia Holdings Ltd. (ANAH), owned 60% by Alcan and 40% by NLM. In exchange for shares of ANAH, Alcan contributed a portion of its holdings in NLM, while NLM contributed its shareholdings in a number of companies in Southeast Asia and China. As a result of the transaction, Alcan's effective ownership in NLM fell from 47.4% to 45.6%.

FINANCING ACTIVITIES
As discussed earlier, Alcan further reduced total borrowings in 1996, bringing the total reduction over the last three years to approximately $1.2 billion. During the year, the Company prepaid $367 million of debentures, including, the 12.45% debentures due in 1997, the 9.1% debentures due in 1998 and the 6.375% debentures due in 1997. Other repayments of long-term debt amounted to $36 million, while short-term borrowings were reduced by $11 million. In addition, Alcan redeemed $150 million of its Series G preference shares.

As a result of the early retirement of the debentures, which carried interest rates that were higher than current market rates, Alcan incurred after-tax charges of $12 million in 1996 and $15 million in 1995. Interest charges were down in 1996 due to lower debt and interest rates. As a consequence, Alcan's pre-tax interest coverage ratio improved to 5.6 times as compared to 4.8 times in 1995 and 1.8 times in 1994. The quarterly dividend on common shares was unchanged in 1996 at 15 cents per share. The dividend had been increased from
7.5 cents to 15 cents per common share in July 1995. Total dividends paid to common shareholders in 1996 were $136 million versus $101 million in 1995 and $67 million in 1994. With the redemption of preference shares in 1996, dividends to preference shareholders declined to $16 million for the year from $24 million in 1995 and $21 million in 1994.
In December 1996, Alcan entered into a $1-billion global multicurrency credit facility with a syndicate of banks, in replacement of its other existing credit lines. At year-end, the full amount of the new facility was available and unutilized. For 1997, the Company expects that its cash generation and cash reserves will be more than sufficient to meet planned capital expenditures and dividends. Moreover, the Company's investment-grade rating gives it ready access to capital markets, through the issuance of a wide range of securities. In addition, should any major unforeseeable events occur, the above-mentioned $1-billion credit facility should provide more than adequate liquidity.

KEMANO COMPLETION PROJECT
In the third quarter of 1995, the Company wrote down its investment in Kemano Completion Project (KCP). After estimated disposal proceeds and site restoration costs, the amount of the write-down was $420 million, resulting in an extraordinary loss of $280 million on an after-tax basis, or US$1.24 per common share.
In January 1995, the government of British Columbia unilaterally announced that it would not allow KCP to proceed and indicated its preparedness to confirm this prohibition by legislation. This highly unusual action by the government was in breach of certain legal agreements among the Province, the Company and the government of Canada under which the Company was granted certain rights in connection with the development of hydroelectric facilities.
Shortly after the government's announcement, Alcan and the government began talks for the purpose of attempting to reach a satisfactory resolution of this matter. The write-down of KCP in 1995 recognized that the project could not be completed due to the government's prohibition.
Any future quantifiable benefit received as compensation for the government's rejection of KCP will be treated as an extraordinary gain when realized.
On January 22, 1997, the Company filed, in the British Columbia Supreme Court, a writ of summons which names the Province of British Columbia as defendant in a lawsuit for damages arising from its rejection of KCP. The Company continues negotiations with the government in an attempt to reach an out-of-court settlement.

ENVIRONMENTAL MATTERS

Alcan is committed to the continued environmental improvement of its operations and products. The Company has devoted, and will continue to devote, significant resources to control air and water pollutants, to safely dispose of wastes and to remediate sites of past waste disposal. Alcan estimates that annual environment-related spending, both capital and expense, will average about $170 million per year over the next several years and is not expected to have a material effect on its competitive position. While the Company does not anticipate a material increase in the projected level of such expenditures, there is always a possibility that such increases may occur in the future in view of the uncertainties associated with environmental exposures, including new information concerning sites with identified environmental liabilities and changes in laws and regulations and their application.

Included in total operating costs and expenses for the year are amounts for safeguarding the environment and improving working conditions in plants. In 1996, such expenses totalled $96 million. This amount was largely for costs associated with reducing air emissions and mitigating the impact of waste and by-products. In 1994 and 1995, these expenses totalled $47 million and $76 million, respectively. Included in capital spending in 1996 was $60 million for environment-related projects. Such spending was largely on equipment designed to reduce or contain air emissions generated by Alcan plants. Spending in 1994 and 1995 was $39 million and $53 million, respectively.

RISKS AND UNCERTAINTIES
RISK MANAGEMENT

As a multinational company engaged in a commodity-related business, Alcan's financial performance is significantly impacted by fluctuations in metal prices and exchange rates. In order to reduce the associated risks, the Company uses a variety of financial instruments and commodity contracts. All risk management activities are governed by clearly defined policies and management controls. Transactions in financial instruments for which there is no underlying exposure are prohibited.

The decision whether and when to commence a hedge, along with the duration of the hedge, can vary from period to period depending on market conditions and the relative costs of various hedging instruments. The duration of a hedge is always linked to the timing of the underlying transaction, with the connection between the two being constantly monitored to ensure effectiveness.

FOREIGN CURRENCY EXCHANGE
Exchange rate movements, particularly between the Canadian dollar and U.S. dollar, have an important impact on Alcan's results. For example, on an annual basis, each US$0.01 permanent change in the value of the Canadian dollar has an after-tax impact of approximately $11 million on the Company's long-term profitability. Alcan benefits from a weakening in the Canadian dollar, but, conversely, is disadvantaged if it strengthens. In order to reduce the short-term volatility in costs arising from movements in exchange rates, Alcan hedges a substantial portion of its Canadian dollar exposure through the use of forward exchange contracts and currency options. For further details, refer to note 17 of the financial statements.

ALUMINUM PRICES
Depending on market conditions and logistical considerations, Alcan may sell primary aluminum to third parties and may purchase primary aluminum and secondary aluminum, including scrap, on the open market to meet the requirements of its fabricating businesses. In addition, depending on pricing arrangements with fabricated products customers, Alcan may hedge some of its purchased metal supply in support of those sales.

Through the use of forward purchase and sale contracts and options, Alcan seeks to limit the impact of lower metal prices, while retaining the ability to benefit from higher prices. The Company may also, through a combination of hedging instruments, establish a range of sales prices for a certain portion of its future revenues. Alcan estimates that on an annual basis, each $100 per tonne change in the price of aluminum has an after-tax impact of approximately $100 million on the Company's profitability.
For further details, refer to note 17 of the financial statements.

RESPONSIBILITY FOR THE ANNUAL REPORT

Alcan's management is responsible for the preparation, integrity and fair presentation of the financial statements and other information in the Annual Report. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada and include, where appropriate, estimates based on the best judgement of management. They conform in all material respects with accounting principles established by the International Accounting Standards Committee. A reconciliation with accounting principles generally accepted in the United States is also presented. Financial and operating data elsewhere in the Annual Report are consistent with that contained in the accompanying financial statements.

Alcan's policy is to maintain systems of internal accounting and administrative controls of high quality consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is accurate and reliable and that Company assets are adequately accounted for and safeguarded. The Board of Directors oversees the Company's systems of internal accounting and administrative controls through its Audit Committee, which is comprised of directors who are not employees. The Audit Committee meets regularly with representatives of the shareholders' independent auditors and management, including internal audit staff, to satisfy themselves that Alcan's policy is being followed.

The Audit Committee has recommended the reappointment of Price Waterhouse as the independent auditors, subject to approval by the shareholders.
The financial statements have been reviewed by the Audit Committee and, together with the other required information in this Annual Report, approved by the Board of Directors. In addition, the financial statements have been audited by Price Waterhouse, whose report is provided below.

/s/ Jacques Bougie         /s/ Suresh Thadhani
Jacques Bougie,            Suresh Thadhani,
Chief Executive Officer    Chief Financial Officer

February 13, 1997


OECD GUIDELINES

The Organization for Economic Cooperation and Development (OECD), which consists of 24 industrialized countries including Canada, has established guidelines setting out an acceptable framework of reciprocal rights and responsibilities between multinational enterprises and host governments.
Alcan supports and complies with the OECD guidelines, and the Company's own statement, Alcan, Its Purpose, Objectives and Policies, is consistent with them. This statement, first published in 1978, has been distributed in 11 languages to Alcan employees worldwide to strengthen the awareness of the basic principles and policies which have guided the conduct of Alcan's business over the years. The statement of Alcan's purpose, objectives and policies, the Company's annual information form and its 10-K report are all available to shareholders on request. The latter two documents contain a complete list of significant Alcan Group companies worldwide.

AUDITORS' REPORT

To the Shareholders of Alcan Aluminium Limited

We have audited the consolidated balance sheet of Alcan Aluminium Limited as at December 31, 1996, 1995 and 1994 and the consolidated statements of income, retained earnings and cash flows for each of the years in the three-year period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1996, 1995 and 1994 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1996 in accordance with Canadian generally accepted accounting principles.

/s/                 /s/ Price Waterhouse
Montreal, Canada    Price Waterhouse
February 13, 1997   Chartered Accountants

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF INCOME
                 (in millions of US$, except per share amounts)

Year ended December 31                                                1996           1995         1994
REVENUES
     Sales and operating revenues                                    $7,614        $9,287       $8,216
     Other income                                                        75           100          109
                                                                      7,689         9,387        8,325
COSTS AND EXPENSES
     Cost of sales and operating expenses                             5,905         7,233        6,740
     Depreciation (note 2)                                              431           447          431
     Selling, administrative and general expenses                       422           484          528
     Research and development expenses                                   71            76           72
     Interest                                                           125           204          219
     Other expenses                                                      88            61           95
                                                                      7,042         8,505        8,085
Income before income taxes and other items                              647           882          240
Income taxes (note 6)                                                   226           340          112
Income before other items                                               421           542          128
Equity loss (note 8)                                                    (10)           (3)         (29)
Minority interests                                                       (1)            4           (3)

NET INCOME BEFORE EXTRAORDINARY ITEM                                 $  410        $  543       $   96
Extraordinary loss (note 4)                                              --           280           --
NET INCOME                                                           $  410        $  263       $   96
Dividends on preference shares                                           16            24           21
NET INCOME ATTRIBUTABLE TO COMMON SHAREHOLDERS                       $  394        $  239       $   75
NET INCOME PER COMMON SHARE BEFORE EXTRAORDINARY
     ITEM (NOTE 2)                                                   $ 1.74        $ 2.30       $ 0.34
Extraordinary loss per common share (note 4)                             --          1.24           --
NET INCOME PER COMMON SHARE (NOTE 2)                                 $ 1.74        $ 1.06       $ 0.34
DIVIDENDS PER COMMON SHARE                                           $ 0.60        $ 0.45       $ 0.30


                  CONSOLIDATED STATEMENT OF RETAINED EARNINGS
                              (in millions of US$)

Year ended December 31                                                1996           1995         1994
RETAINED EARNINGS -- BEGINNING OF YEAR                               $2,959        $2,821       $2,813
Net income                                                              410           263           96
                                                                      3,369         3,084        2,909
Dividends -- Common                                                     136           101           67
          -- Preference                                                  16            24           21
RETAINED EARNINGS -- END OF YEAR (NOTE 15)                           $3,217        $2,959       $2,821

                           CONSOLIDATED BALANCE SHEET
                              (in millions of US$)

December 31                                                               1996        1995        1994
ASSETS
CURRENT ASSETS
     Cash and time deposits                                            $    546   $     66   $      27
     Receivables                                                          1,262      1,449       1,410
     Inventories
          Aluminum                                                          736        888         863
          Raw materials                                                     325        321         228
          Other supplies                                                    244        281         293
                                                                          1,305      1,490       1,384
                                                                          3,113      3,005       2,821
Deferred charges and other assets (note 3)                                  314        364         455
Investments (notes 3, 8 and 11)                                             428        695       1,193
Property, plant and equipment (notes 3, 4 and 9)
     Cost                                                                11,517     11,735      10,718
     Accumulated depreciation                                             6,047      6,063       5,184
                                                                          5,470      5,672       5,534
TOTAL ASSETS                                                           $  9,325   $  9,736   $  10,003

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
     Payables                                                          $  1,008   $  1,107   $   1,096
     Short-term borrowings                                                  178        212         195
     Income and other taxes                                                  98        101          23
     Debt maturing within one year (note 10)                                 19         28          70
                                                                          1,303      1,448       1,384
Debt not maturing within one year (notes 3, 10 and 17)                    1,319      1,745       2,220
Deferred credits and other liabilities (note 12)                            770        701         796
Deferred income taxes                                                       996        979         914
Minority interests (note 11)                                                 73         28          28
SHAREHOLDERS' EQUITY
     Redeemable non-retractable preference shares
          (note 13)                                                         203        353         353
     Common shareholders' equity
          Common shares (note 14)                                         1,235      1,219       1,195
          Retained earnings (note 15)                                     3,217      2,959       2,821
          Deferred translation adjustments (note 16)                        209        304         292
                                                                          4,661      4,482       4,308
                                                                          4,864      4,835       4,661
Commitments and contingencies (note 18)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                             $  9,325   $  9,736   $  10,003

Approved by the Board:

/s/ Jacques Bougie                                          /s/ W.R.C. Blundell
Jacques Bougie,                                             W.R.C. Blundell,
Director                                                    Director

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                              (in millions of US$)

YEAR ENDED DECEMBER 31                                                      1996        1995      1994
OPERATING ACTIVITIES
Net income before extraordinary item                                       $ 410       $ 543    $   96
Adjustments to determine cash from operating activities:
Depreciation                                                                 431         447       431
   Deferred income taxes                                                      15         174        36
   Equity income -- net of dividends                                          21          12        51
   Change in receivables                                                     187         (38)     (345)
   Change in inventories                                                     185        (107)     (128)
   Change in payables                                                        (99)         11       168
   Change in income and other taxes payable                                   (3)         78         7
   Changes in operating working capital due to:
        Deferred translation adjustments                                     (29)         33        60
        Acquisitions, disposals and consolidations/
        deconsolidations                                                    (178)        (77)     (173)
   Change in deferred charges, other assets, deferred
        credits and other liabilities -- net                                  25          30       (86)
   Gain on sales of businesses -- net                                         (8)        (34)      (35)
   Other -- net                                                               24         (28)      (17)
CASH FROM OPERATING ACTIVITIES                                               981       1,044        65
FINANCING ACTIVITIES
New debt                                                                      56          90       339
Debt repayments                                                             (459)       (738)     (464)
                                                                            (403)       (648)     (125)
Short-term borrowings -- net                                                 (11)          4         8
Common shares issued                                                          16          24        12
Shares issued by subsidiary companies                                         --           1         2
Redemption of preference shares                                             (150)         --        --
Dividends -- Alcan shareholders (including preference)                      (152)       (125)      (88)
CASH USED FOR FINANCING ACTIVITIES                                          (700)       (744)     (191)
INVESTMENT ACTIVITIES
Property, plant and equipment                                               (482)       (390)     (264)
Investments                                                                   --         (38)      (81)
Other                                                                         --         (13)      (11)
                                                                            (482)       (441)     (356)
Net proceeds from disposal of businesses and other assets                    660         168       427
CASH FROM (USED FOR) INVESTMENT ACTIVITIES                                   178        (273)       71
Effect of exchange rate changes on cash and
   time deposits                                                              (1)          1         5
INCREASE (DECREASE) IN CASH AND TIME DEPOSITS                                458          28       (50)
Cash of companies consolidated (deconsolidated) -- net                        22          11        (4)
Cash and time deposits -- beginning of year                                   66          27        81
Cash and time deposits -- end of year                                      $ 546       $  66    $   27

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (in millions of US$, except where indicated)

1. NATURE OF OPERATIONS

   Alcan is engaged, together with subsidiaries and related companies, in all aspects of the aluminum business on an international scale. Its operations include the mining and processing of bauxite, the basic aluminum ore; the refining of bauxite into alumina; the generation of electric power for use in smelting aluminum; the smelting of aluminum from alumina; the recycling of used and scrap aluminum; the fabrication of aluminum, aluminum alloys and non-aluminum materials into semi- fabricated and finished products; the distribution and marketing of aluminum and non-aluminum products; and, in connection with its aluminum operations, the production and sale of industrial chemicals. Alcan, together with its subsidiaries and related companies, has bauxite holdings in six countries, produces alumina in nine, smelts primary aluminum in six, operates aluminum fabricating plants in 16 and has sales outlets and maintains warehouse inventories in the larger markets of the world. Alcan also operates a global transportation network that includes bulk cargo vessels, port facilities and freight trains.

   Since the metal aluminum, from the raw material to the semi-fabricated or finished product, is the prime concern of the Company, and since its operations are vertically integrated on an international basis, the Company is engaged in one industry. Operations other than those related to aluminum, process materials and by-products are not material.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   USE OF ESTIMATES

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   PRINCIPLES OF CONSOLIDATION

   The consolidated financial statements, which are expressed in U.S. dollars, the principal currency of Alcan's business, are prepared in accordance with generally accepted accounting principles (GAAP) in Canada. They include the accounts of companies controlled by Alcan, virtually all of which are majority owned. Joint ventures, irrespective of percentage of ownership, are proportionately consolidated to the extent of Alcan's participation. Consolidated net income also includes Alcan's equity in the net income or loss of companies owned 50% or less where Alcan has significant influence over management, and the investment in these companies is increased or decreased by Alcan's share of their undistributed net income or loss and deferred translation adjustments since acquisition. Investments in companies in which Alcan does not have significant influence over management are carried at cost less amounts written off.

   Intercompany balances and transactions, including profits in inventories, are eliminated.

   FOREIGN CURRENCY

   The financial statements of self-sustaining foreign operations are translated into U.S. dollars at prevailing exchange rates. Differences arising from exchange rate changes are included in the Deferred translation adjustments (DTA) component of Common shareholders' equity. If there is a reduction in the Company's ownership in a foreign operation, the relevant portion of DTA is recognized in Other income or Other expenses at that time.

   Gains or losses on forward exchange contracts or currency options, all of which serve to hedge certain future identifiable foreign currency exposures, are included, together with related hedging costs, in Sales and operating revenues or Cost of sales and operating expenses, as applicable, concurrently with recognition of the underlying items being hedged.

   Unrealized gains or losses on currency swaps, all of which are used to hedge certain identifiable foreign currency debt obligations, are recorded concurrently with the unrealized gains or losses on the debt obligations being hedged.

   Other gains and losses from foreign currency denominated items are included in Other income or Other expenses.

   COMMODITY CONTRACTS AND OPTIONS

   Gains or losses on forward metal contracts and options, all of which serve to hedge certain future identifiable aluminum price exposures, are included, together with related hedging costs, in Sales and operating revenues or Cost of sales and operating expenses, as applicable, concurrently with recognition of the underlying items being hedged.

   INTEREST RATE SWAPS

   Net cash flows related to interest rate swaps are recorded in Interest concurrently with the interest expense on the underlying debt.

   INVENTORIES

   Aluminum, raw materials and other supplies are stated at cost (determined for the most part on the monthly average method) or net realizable value, whichever is the lower.

   DEPRECIATION

   Depreciation is calculated on the straight-line method using rates based on the estimated useful lives of the respective assets. The principal rates are 21/2% for buildings and range from 1% to 4% for power assets and 3% to 121/2% for chemical, smelter and fabricating assets.

   ENVIRONMENTAL COSTS AND LIABILITIES

   Environmental expenses are accrued when it is probable that a liability for past events exists. For future removal and site restoration costs, provision is made in a systematic manner by periodic charges to income, except for assets that are no longer in use, in which case full provision is charged immediately to income. Environmental expenses are normally included in Cost of sales and operating expenses except for large, unusual amounts which are included in Other expenses. Accruals related to environmental costs are included in Payables and Deferred credits and other liabilities.

   Environmental expenditures of a capital nature that extend the life, increase the capacity or improve the safety of an asset or that mitigate or prevent environmental contamination that has yet to occur are included in Property, plant and equipment and are depreciated generally over the remaining useful life of the underlying asset.

   POST-RETIREMENT BENEFITS OTHER THAN PENSIONS

   The costs of post-retirement benefits other than pensions are recognized on an accrual basis over the working lives of employees.

   NET INCOME PER COMMON SHARE

   Net income per common share is calculated by dividing Net income attributable to common shareholders by the average number of common shares outstanding (1996: 226.2 million; 1995: 225.3 million; 1994: 224.3 million).

3. ACCOUNTING CHANGES

   In the first quarter of 1996, the Company adopted new recommendations of the Canadian Institute of Chartered Accountants (CICA) on disclosure and presentation of financial instruments. The new recommendations, which have no impact on earnings or cash flow, have been applied retroactively and the December 31, 1995 balance sheet has been restated to increase both Debt not maturing within one year and Deferred charges and other assets by $34 ($14 in 1994).

   In the first quarter of 1995, the Company adopted new recommendations of the CICA, which require that all joint ventures be accounted for using the proportionate consolidation method. Prior to 1995, incorporated joint ventures had been accounted for using the equity method. This change has been applied prospectively and has no impact on net income. The impact on revenues and expenses is not significant. The major impact of the change was to replace $461 of Investments as at January 1, 1995, by the Company's proportionate share of the underlying assets (principally Property, plant and equipment of $574) and liabilities (including total debt of $94) in incorporated joint ventures.

4. EXTRAORDINARY LOSS -- KEMANO COMPLETION PROJECT

   In the third quarter of 1995, the Company wrote down its investment in Kemano Completion Project (KCP). After estimated disposal proceeds and site restoration costs, the amount of the write-down was $420, resulting in an extraordinary loss of $280 on an after-tax basis, or US$1.24 per common share.

   In January 1995, the government of British Columbia unilaterally announced that it would not allow KCP to proceed and indicated its preparedness to confirm this prohibition by legislation. This highly unusual action by the government was in breach of certain legal agreements among the Province, the Company and the government of Canada under which the Company was granted certain rights in connection with the development of hydroelectric facilities.

   Shortly after the government's announcement, Alcan and the government began talks for the purpose of attempting to reach a satisfactory resolution of this matter. The write-down of KCP in 1995 recognized that the project could not be completed due to the government's prohibition.

   Any future quantifiable benefit received as compensation for the government's rejection of KCP will be treated as an extraordinary gain when realized.

   On January 22, 1997, the Company filed, in the British Columbia Supreme Court, a writ of summons which names the Province of British Columbia as defendant in a lawsuit for damages arising from its rejection of KCP. The Company continues negotiations with the government in an attempt to reach an out-of-court settlement.

5. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

   DEFERRED INCOME TAXES

   Under Canadian GAAP, deferred income taxes are measured at tax rates prevailing at the time the provisions for deferred taxes are made. Deferred income taxes for U.S. GAAP are revalued each period using currently enacted tax rates. Under Canadian GAAP, deferred income taxes of operations using the temporal method (integrated operations and foreign operations located in hyperinflationary economies) are translated at historical exchange rates, while under U.S. GAAP, deferred income taxes of all operations are translated at current exchange rates.

   CURRENCY TRANSLATION

   Under Canadian GAAP, unrealized exchange gains and losses on translation of long-term monetary items are deferred and amortized over the life of those items, whereas, under U.S. GAAP, such gains and losses are absorbed in income immediately.

   SHARE PURCHASE LOANS

   Under Canadian GAAP, share purchase loans to employees are classified as receivables, whereas such loans are deducted from the stated value of common shares under U.S. GAAP.

5. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (CONT'D)

   RECONCILIATION OF CANADIAN AND U.S. GAAP

                                                1996                   1995                  1994
                                             AS      U.S.           As      U.S.          As      U.S.
                                       REPORTED      GAAP     Reported      GAAP    Reported     GAAP
Net income from
   continuing operations
   before extraordinary
   item                                  $  410    $  420       $  543    $  561      $   96    $  175
Extraordinary loss                           --        --          280       295          --        --
Net income*                              $  410    $  420       $  263    $  266      $   96    $  175
Net income attributable
   to common shareholders                $  394    $  404       $  239    $  242      $   75    $  154
Extraordinary loss
   per common share                      $   --    $    --      $  1.24   $ 1.31      $   --    $   --
Net income
   per common share                      $ 1.74    $ 1.79       $  1.06   $ 1.07      $ 0.34    $ 0.69
Deferred income taxes
   -- December 31                        $  996    $  755       $   979   $  762      $  914    $  703
Common shares
   -- December 31                        $1,235    $1,231       $ 1,219   $1,213      $1,195    $1,187
Retained earnings
   -- December 31                        $3,217    $3,520       $ 2,959   $3,252      $2,821    $3,111
Deferred translation
   adjustments (DTA)
   -- December 31                        $  209    $  141       $   304   $  214      $  292    $  197

*In 1996, $2 ($1 in 1995 and $85 in 1994) of the net difference between "As Reported" and "U.S. GAAP" relates to accounting for deferred income taxes. In 1994, $68 of this difference arose from changes in tax rates enacted during the year.

5. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)(CONT'D)

   The principal items included in Deferred income taxes under U.S. GAAP are:
                                                  December 31

                                                                          1996        1995        1994
LIABILITIES:
Depreciation                                                             $  810     $  844      $  933
Undistributed earnings of equity companies                                   60         86          93
Inventory valuation                                                          43         48          74
Other                                                                        77         57          45
                                                                            990      1,035       1,145
ASSETS:
Tax benefit carryovers                                                      121        184         346
Accounting provisions not currently deductible for tax                      180        199         195
Other                                                                        18          9          12
                                                                            319        392         553
VALUATION ALLOWANCE (AMOUNT NOT LIKELY
   TO BE RECOVERED)                                                          84        119         111
                                                                            235        273         442
NET DEFERRED INCOME TAX LIABILITY                                        $  755     $  762      $  703

   The difference between DTA under Canadian GAAP and U.S. GAAP arises principally from the impact of FASB Statement No. 109 and from the different treatment of exchange on long-term debt at January 1, 1983, resulting from the adoption of new accounting standards on foreign currency translation. Net income (Loss) from continuing operations, before cumulative effect on prior years of accounting change, on a U.S. GAAP basis for the years 1993 and 1992 was $(89) and $(39), respectively, compared to $(104) and $(112), respectively, as reported. Net income (Loss) from continuing operations, before cumulative effect on prior years of accounting change, per common share on a U.S. GAAP basis for the years 1993 and 1992 was $(0.47) and $(0.28), respectively, compared to $(0.54) and $(0.60), respectively, as reported.

6. INCOME TAXES

                                                                          1996        1995        1994
INCOME (LOSS) BEFORE INCOME TAXES AND OTHER ITEMS
Canada                                                                   $  235     $  300     $   (15)
Other countries                                                             412        582         255
                                                                            647        882         240
CURRENT INCOME TAXES
Canada                                                                       87         29           5
Other countries                                                             124        137          71
                                                                            211        166          76
DEFERRED INCOME TAXES
Canada                                                                       (5)       114          30
Other countries                                                              20         60           6
                                                                             15        174          36
INCOME TAX PROVISION                                                     $  226     $  340      $  112

   The composite of the applicable statutory corporate income tax rates in Canada is 40.1% (1995: 40.3%; 1994: 40.1%). The following is a reconciliation of income taxes calculated at the above composite statutory rates with the income tax provision:

                                                                     1996          1995           1994
Income taxes at the composite statutory rate                        $  259       $  355        $    96
Differences attributable to:
Exchange translation items                                              11           17             39
Unrecorded tax benefits on losses -- net                               (33)          (5)            --
Investment and other allowances                                        (24)         (24)           (14)
Large corporations tax                                                   3            6              7
Withholding taxes                                                        6            6             20
Reduced rate or tax exempt items                                        17          (21)           (29)
Foreign tax rate differences                                            (9)          (6)           (19)
Prior years' tax adjustments                                           (11)          (6)            (3)
Other -- net                                                             7           18             15
INCOME TAX PROVISION                                                $  226       $  340         $  112

   In 1996, $7 ($2 in 1995; $4 in 1994) of benefits related to income tax loss carryforwards were recorded in deferred income tax expense.

   Based on rates of exchange at December 31, 1996, additional benefits of approximately $68 relating to prior and current years' tax losses will only be recognized in income when realized.

7. JOINT VENTURES

   The activities of the Company's major joint ventures are the procurement and processing of raw materials in Australia, Brazil and Guinea, as well as aluminum rolling operations in Germany and the United States.

   Beginning in 1995, Alcan's proportionate interest in all joint ventures is included in the consolidated financial statements (see note 3). Summarized financial information relating to Alcan's share of these joint ventures is provided below.

   Because most of the activities of the Company's joint ventures relate to supplying the Company's other operations, the portion of the Company's third-party revenues, and related costs and expenses, conducted through joint ventures is insignificant.

                                                                     1996          1995
FINANCIAL POSITION AT DECEMBER 31
Inventories                                                         $  159       $  158
Property, plant and equipment -- net                                 1,001        1,037
Other assets                                                            95          114
Total assets                                                        $1,255       $1,309
Short-term debt                                                     $   17       $   15
Debt not maturing within one year                                      106          102
Other liabilities                                                      152          145
Total liabilities                                                   $  275       $  262
CASH FLOW INFORMATION FOR THE YEAR ENDED DECEMBER 31
Cash from financing activities                                      $   12       $   18
Cash used for investment activities                                 $  (76)      $  (28)

8. INVESTMENTS

                                                                     1996          1995           1994
Companies accounted for under
   the equity method                                                $  421         $688         $1,185
Other investments -- at cost,
   less amounts written off                                              7            7              8
                                                                    $  428         $695         $1,193

   The activities of the major equity-accounted companies are diversified aluminum operations in Japan and India. On December 31, 1996, the quoted market value of the Company's investments in Nippon Light Metal Company, Ltd. (NLM) and Indian Aluminium Company, Limited (Indal) exceeds their book value by $632. Their combined results of operations and financial position are included in the summary below. The 1996 information for NLM excludes, from the date of acquisition, the interest in those subsidiaries acquired by the Company from NLM as a result of the restructuring of the Company's holdings in Asia, explained in note 11.

   The information for 1994 also includes the results of operations and financial position for an aluminum rolling operation in Germany and for operations related to the procurement and processing of raw materials in Australia, Brazil and Guinea. Beginning in 1995, these joint ventures are proportionately consolidated and summarized financial information about these is included in note 7.

                                                                     1996          1995           1994
RESULTS OF OPERATIONS FOR THE
   YEAR ENDED DECEMBER 31
Revenues                                                           $ 6,483      $ 7,896        $ 8,073
Costs and expenses                                                   6,457        7,816          7,892
Income before income taxes                                              26           80            181
Income taxes                                                            65           84            218
Net income (Loss)                                                  $   (39)     $    (4)       $   (37)
Alcan's share of Net income (Loss)                                 $   (10)     $    (3)       $   (29)
Dividends received by Alcan                                        $    11      $     9        $    22
FINANCIAL POSITION AT DECEMBER 31
Current assets                                                     $ 3,013      $ 3,842        $ 4,029
Current liabilities                                                  2,735        3,438          3,699
Working capital                                                        278          404            330
Property, plant and equipment -- net                                 1,916        2,347          4,209
Other assets -- net                                                    261          153            261
                                                                     2,455        2,904          4,800
Debt not maturing within one year                                    1,422        1,351          1,713
Net assets                                                         $ 1,033      $ 1,553        $ 3,087
Alcan's equity in net assets                                       $   421      $   688        $ 1,185


9. PROPERTY, PLANT AND EQUIPMENT

                                                                     1996          1995           1994
Cost
Land and property rights                                           $   236      $   247        $   140
Buildings, machinery and equipment                                  10,886       11,201          9,930
Construction work in progress                                          395          287            648
                                                                   $11,517      $11,735        $10,718

   Accumulated depreciation relates primarily to Buildings, machinery and equipment.

   Capital expenditures for maintaining the productive capacity of the Company's existing assets are estimated at $400 per year.

10. DEBT NOT MATURING WITHIN ONE YEAR

                                                                     1996          1995           1994
ALCAN ALUMINIUM LIMITED
Deutschmark bank loans, due 2004/2005
   (DM391 million) (a)                                              $  251       $  276         $  256
5.875% Debentures, due 2000 (b)                                        150          150            150
5.375% Swiss franc bonds, due 2003 (c)                                 132          154            137
CARIFA loan, due 2006 (d)                                               60           60             60
9.5% Debentures, due 2010 (e)                                          100          100            100
9.625% Sinking fund debentures, due 2019 (e)                           150          150            150
8.875% Debentures, due 2022 (f)                                        150          150            150
Other debt, due 2001                                                     8            8              8
12.45% Canadian dollar debentures, due 1997 (c)(g)                      --           92             89
9.1% Debentures, due 1998 (g)                                           --          125            125
Commercial paper (h)                                                    --           --            117
8.2% Debentures (g)                                                     --           --            150
9.7% Debentures (g)                                                     --           --            125
9.2% Debentures, due 2001 (g)                                           --           --            150
Lira bank loans                                                         --           --             46
9.4% Debentures (g)                                                     --           --             --
ALCAN ALUMINUM CORPORATION
7.25% Debentures, due 1999 (i)                                         100          100            100
Other debt, due 1997/2013                                                6            6             12
6.375% Debentures, due 1997 (g)(i)                                      --          150            150
9.956% Bank loan                                                        --           --             25
BRITISH ALCAN ALUMINIUM PLC AND SUBSIDIARY COMPANIES
Other debt, due 1998                                                     7           --             --
Bank loans                                                              --           54             94
ALCAN DEUTSCHLAND GMBH AND SUBSIDIARY COMPANIES
6.78% Bank loans, due 1997 (DM3 million)                                 2            4             17
7.75% Bank loans, due 2001 (DM15 million)                               10           11             --
Bank loans, due 2000/2001 (DM101 million) (a)                           65           38             36
QUEENSLAND ALUMINA LIMITED
Bank loans, due 2000/2003 (a)                                           71           67             --
OTHER COMPANIES
Bank loans, due 1997/2011 (a)                                           48           48             13
4% Eurodollar exchangeable debentures,
   due 2003 (j)                                                         24           24             24
Other debt, due 1997/2025                                                4            6              6
                                                                     1,338        1,773          2,290
Debt maturing within one year included
   in current liabilities                                              (19)         (28)           (70)
                                                                    $1,319       $1,745         $2,220

(a) Interest rates fluctuate principally with the lender's prime commercial rate, the commercial bank bill rate, or are tied to LIBOR rates.
(b) Through an interest rate swap the Company had effectively converted the interest on the debentures to a rate tied to U.S. LIBOR for the period to October 1996.
(c) The Canadian dollar debentures were issued as CAN$125 million and the Swiss franc bonds as SFr178 million. Both debts were swapped for $107 and $105 at effective interest rates of 9.82% and 8.98%, respectively.
(d) The Caribbean Basin Projects Financing Authority (CARIFA) loan bears interest at a rate related to U.S. LIBOR. The interest was swapped until April 1996 for a fixed rate of 6.74%. Certain terms and conditions of the loan are being renegotiated in 1997.

(e) The Company can redeem the 9.5% debentures between the years 2000 and 2007 at amounts declining from 104% to 100% of the principal and can redeem the 9.625% debentures between the years 1999 and 2009 at amounts declining from 105% to 100% of the principal. In certain circumstances prior to January 30, 2000, for the 9.5% debentures, or prior to July 30, 1999, for the 9.625% debentures, the holders may retract the debentures at 100%.

(f) The interest was swapped until 1995 at a rate tied to U.S. LIBOR. The Company has the right to redeem the debentures during the years 2002 to 2012 at amounts declining from 104% to 100% of the principal amount.

(g) The 9.4% debentures due June 1995, the 8.2% debentures due 1996, the 9.7% debentures due 1996, the 9.2% debentures due 2001 (callable in 1998), the CAN$ 12.45% debentures due 1997, the 9.1% debentures due 1998 and the 6.375% debentures due 1997 were effectively extinguished in December 1994, June 1995, September 1995, December 1995, February 1996, February 1996 and September 1996, respectively, through transactions whereby the Company placed government securities in trusts, the sole purpose of which was to fund the repayment of the debentures and related interest.

(h) Commercial paper is issuable in Canada at market rates and is fully backed by a long-term global multicurrency credit facility with a syndicate of banks amounting to $1,000. This facility is available for use by the Company and designated subsidiaries.

(i) The following is summarized consolidated financial information for Alcan Aluminum Corporation, a wholly-owned subsidiary which consolidates virtually all of the Company's operations in the United States:

                                                                        1996          1995        1994
RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31
Revenues                                                               $3,389       $3,937      $3,753
Costs and expenses                                                      3,242        3,708       3,806
Income (Loss) before income taxes                                         147          229         (53)
Income taxes                                                               55           86         (18)
Net income (Loss)                                                      $   92       $  143      $  (35)
FINANCIAL POSITION AT DECEMBER 31
Current assets                                                         $  868       $  615      $  737
Current liabilities                                                       578          353         676
Working capital                                                           290          262          61
Property, plant and equipment -- net                                      756          795         840
Other liabilities -- net                                                 (186)        (138)       (124)
                                                                          860          919         777
Debt not maturing within one year                                         105          256         257
Net assets                                                             $  755       $  663      $  520

       The above figures are prepared using the accounting principles followed by the Company (see note 2), except that inventories have been valued principally by the last-in, first-out (LIFO) method.

       Results of operations in 1995 included net after-tax gains on disposals of businesses of $24. In 1994, results of operations included after-tax rationalization charges, net of gains on disposals of businesses, of $6.

(j) Debenture holders are entitled to receive at their option 1,772 common shares held by the Company in NLM, a related company, in exchange for each ten thousand dollar principal amount of debentures. The Company can redeem the debentures between the years 1997 and 1999 at amounts declining from 102% to 100% of the principal.

The Company has swapped, to 1998, the interest payments on $100 of its floating rate debt in exchange for fixed interest payments.

Based on rates of exchange at year-end, debt repayment requirements over the next five years amount to $19 in 1997, $32 in 1998, $126 in 1999, $224 in 2000
and $113 in 2001.

11. RESTRUCTURING OF HOLDINGS IN ASIA

   In the third quarter of 1996, the Company sold its equity-accounted investment in Toyo Aluminium K.K. (Toyal) to the Company's Japanese affiliate, Nippon Light Metal Company, Ltd. (NLM), for cash proceeds of $207. The after-tax gain of $128, including deferred translation adjustments, on this sale has been deferred. Approximately one half of the gain is being recognized over the period related to the utilization of the underlying assets by Toyal, while the remainder will be recognized if certain non-depreciable assets are sold by Toyal.

   In November 1996, the Company and NLM created a new company, Alcan Nikkei Asia Holdings Ltd. (ANAH), owned 60% by Alcan and 40% by NLM. In exchange for shares in ANAH the Company contributed a portion of its holdings in NLM while NLM contributed its shareholdings in a number of companies located in Malaysia, Thailand and China. The Company's effective ownership of ANAH, including the interests held through NLM, is 78.2% and the minority interest in ANAH's subsidiaries is presented on this basis.

   As a result of this transaction, Alcan's effective ownership in NLM falls from 47.4% to 45.6%. The gain on the partial sale of the Company's investment in NLM has been deferred and will be recognized over the period related to the utilization or disposition of the underlying assets by ANAH's subsidiaries.

   Included in the Company's balance sheet at the date of acquisition were the following assets and liabilities of ANAH's Asian subsidiaries:

Working capital                                                          $ 49
Property, plant and equipment                                              99
Other assets -- net                                                         9
                                                                          157
Long-term debt                                                              4
Minority interest                                                          71
Net assets                                                               $ 82

   The Company's share of net income for the month since acquisition is not significant.


12. DEFERRED CREDITS AND OTHER LIABILITIES

   Deferred credits and other liabilities comprise the following elements:

                                                                        1996          1995        1994
Deferred revenues                                                       $  74        $  87        $117
Deferred profit on sale of investments                                    113           --          --
Post-retirement and post-employment benefits                              405          426         432
Environmental liabilities                                                  32           38          58
Rationalization costs                                                      31           27          48
Claims                                                                     39           41          46
Other                                                                      76           82          95
                                                                         $770         $701        $796

13.    PREFERENCE SHARES

       AUTHORIZED

       An unlimited number of Preference Shares issuable in series. All shares are without nominal or par value.

       AUTHORIZED AND OUTSTANDING

       In each of the years 1996, 1995 and 1994, there were authorized and outstanding 5,700,000 series C, 1,700,000 series D, and 3,000,000 series E, redeemable non-retractable preference shares with stated values of $106, $43 and $54, respectively.

       The 300 series G redeemable non-retractable preference shares with stated value of $150, authorized and outstanding throughout 1994 and 1995, were redeemed in August 1996.

       Outstanding shares are eligible for quarterly dividends as follows:
       -- Preference, series C, D and E -- An amount related to the average of the Canadian prime interest rates for series C and E, and the average of the U.S. prime interest rates for series D, quoted by two major Canadian banks for stated periods.

       Outstanding shares may be called for redemption at the option of the Company on 30 days' notice as follows:

       -- Preference, series C and E (denominated in Canadian dollars) and D (denominated in U.S. dollars)

       -- At $25.00 per share.

       Any partial redemption must be made on a pro rata basis or by lot.

14.    COMMON SHARES

       The authorized common share capital is an unlimited number of common shares without nominal or par value. Changes in outstanding common shares are summarized below:


                                     NUMBER (IN THOUSANDS)                  STATED VALUE
                                  1996        1995        1994         1996     1995      1994
OUTSTANDING --
 BEGINNING OF YEAR              225,913    224,685     224,060        $1,219  $1,195    $1,183
ISSUED FOR CASH:
Executive share option plan         549      1,039         433            11      18         7
Dividend reinvestment
 and share purchase plans           158        189         192             5       6         5
OUTSTANDING -- END OF YEAR      226,620    225,913     224,685        $1,235  $1,219    $1,195

       Under the executive share option plan, certain employees may purchase common shares at market value on the effective date of the grant of each option. The average price of the shares covered by the outstanding options is CAN$33.87 per share. These options vest generally over a period of four years from the grant date and expire at various dates during the next 10 years. Changes in the number of shares under option are summarized below:


                                                                         NUMBER (IN THOUSANDS)
                                                                   1996            1995        1994
OUTSTANDING -- BEGINNING OF YEAR                                   3,473          3,934        3,740
Granted                                                              853            752        1,022
Exercised                                                           (549)        (1,039)        (433)
Cancelled                                                            (62)          (174)        (395)
OUTSTANDING -- END OF YEAR                                         3,715          3,473        3,934

       At December 31, 1996, the Company had reserved for issue under the executive share option plan 19,251,288 shares.

       The Company does not recognize compensation expense for options granted under the executive share option plan. If the Company had elected to recognize compensation expense for these options in accordance with the methodology prescribed by Statement No. 123 of the U.S. Financial Accounting Standards Board, net income would have been lower by $8, or $0.04 per share, ($7, or $0.03 per share, in 1995).

       SHAREHOLDER RIGHTS PLAN

       In 1990, shareholders approved a plan whereby each common share of the Company carries one right to purchase additional common shares. The plan, with certain amendments, was reconfirmed at the 1995 Annual Meeting. The rights under the plan are not currently exercisable but may become so upon the acquisition by a person or group of affiliated or associated persons ("Acquiring Person") of beneficial ownership of 20% or more of the Company's outstanding voting shares or upon the commencement of a takeover bid. Holders of rights, with the exception of an Acquiring Person, in such circumstances will be entitled to purchase from the Company, upon payment of the exercise price (currently $100.00), such number of additional common shares as can be purchased for twice the exercise price based on the market value of the Company's common shares at the time the rights become exercisable.

       The plan has a permitted bid feature which allows a takeover bid to proceed without the rights under the plan becoming exercisable, provided that it meets certain minimum specified standards of fairness and disclosure, even if the Board does not support the bid.

       The rights expire in 1999, but may be redeemed earlier by the Board, with the prior consent of the holders of rights or common shares, for 1 cent per right. In addition, should a person or group of persons acquire outstanding voting shares pursuant to a permitted bid or a share acquisition in respect of which the Board has waived the application of the plan, the Board shall be deemed to have elected to redeem the rights at 1 cent per right.

15.    RETAINED EARNINGS

       Consolidated retained earnings at December 31, 1996, includes $186 of undistributed earnings of companies accounted for under the equity method and $1,810 of undistributed earnings of subsidiaries and joint ventures, some part of which may be subject to certain taxes and other restrictions on distribution to the parent company; no provision is made for such taxes because these earnings are reinvested in the business.

16.    CURRENCY GAINS AND LOSSES

       The following are the amounts recognized in the financial statements:

                                                                        1996          1995        1994
       CURRENCY GAINS (LOSSES) EXCLUDING REALIZED DEFERRED
       TRANSLATION ADJUSTMENTS:
       Forward exchange contracts and currency options                   $ 40         $(56)       $(62)
       Other                                                               (4)          (1)         (8)
                                                                         $ 36         $(57)       $(70)
       DEFERRED TRANSLATION ADJUSTMENTS:
       Balance -- beginning of year                                      $304         $292        $100
       Effect of exchange rate changes                                    (94)          12         152
       Losses (gains) realized                                             (1)          --          40*
       Balance -- end of year                                            $209         $304        $292

       *Related principally to the sale of Alcan Australia Limited.


17.    FINANCIAL INSTRUMENTS AND COMMODITY CONTRACTS

       In conducting its business, the Company uses various instruments, including forward contracts and options, to manage the risks arising from fluctuations in exchange rates, interest rates and aluminum prices. All such instruments are used for risk management purposes only.

       FINANCIAL INSTRUMENTS -- CURRENCY

       The Company seeks to manage the risks arising from movements in exchange rates on identifiable firm cost commitments (principally Canadian dollar) and certain foreign currency denominated revenues. A combination of forward exchange contracts and options, covering periods of up to three years, are used to manage these risks.

       At December 31, 1996, the contract amount of forward exchange contracts outstanding used to hedge future firm cost commitments was $1,791 ($2,017 in 1995 and $1,568 in 1994) while the contract amount of purchased options (range forward contracts) outstanding used to hedge future firm cost commitments was $614 ($550 in 1995 and $145 in 1994). At December 31, 1996, the contract amount of outstanding forward exchange contracts used to hedge future revenues was $387 ($256 in 1995 and $268 in 1994).

       The market value of outstanding forward exchange contracts related to hedges of costs or revenues at December 31, 1996, was such that if these contracts had been closed out, the Company would have received $17 ($37 in 1995 and $5 in 1994). Based on prevailing market prices, if the currency option contracts (range forward contracts) had been closed out on December 31, 1996, the Company would have received $1 (paid $2 in 1995 and paid $12 in 1994). Unrealized gains and losses on outstanding forward contracts and options are not recorded in the financial statements until maturity of the underlying transactions.

       In addition, certain intercompany foreign currency denominated loans are hedged through the use of forward exchange contracts. At December 31, 1996, the contract amount of such forward contracts was $231 ($236 in 1995 and $208 in 1994) and the market value was such that if these contracts had been closed out, the Company would have received $2 (received $4 in 1995 and paid $2 in 1994).

       Included in Deferred charges and other assets is an amount of $2 ($3 in 1995 and $4 in 1994) consisting of net losses on terminated forward exchange contracts and options used to hedge future costs. These deferred charges will be included in Cost of sales and operating expenses at the same time as the underlying transactions being hedged are recognized.

       FINANCIAL INSTRUMENTS -- DEBT NOT MATURING WITHIN ONE YEAR

       As explained in note 10, the 5.375% Swiss franc bonds of principal amount SFr178 have been swapped for $105 at an effective interest rate of 8.98%. If the swap had been closed out at December 31, 1996, the Company would have received $32 ($47 in 1995 and $27 in 1994) of which an amount of $27 related to the swap of the principal ($49 in 1995 and $32 in 1994) has been recorded in Deferred charges and other assets.

       FINANCIAL INSTRUMENTS -- INTEREST RATES

       As stated in note 10, the Company enters into a number of interest rate swaps to manage funding costs as well as the volatility of interest rates. Net cash flows related to swaps are recorded in Interest concurrently with the interest expense on the underlying debt.

       Changes in the fair value of the interest rate swaps are not recognized on a mark to market basis since these relate specifically to interest costs on identifiable debt.

       If all interest rate swap agreements had been closed out on December 31, 1996, the Company would have paid $6 ($12 in 1995 and $20 in 1994), based on prevailing interest rates.

       COMMODITY CONTRACTS -- METAL

       Depending on supply and market conditions, as well as for logistical reasons, the Company may sell primary metal to third parties and may purchase primary and secondary aluminum on the open market to meet its fabricated products requirements. In addition, the Company may hedge certain commitments arising from pricing arrangements with some of its customers.

       Through the use of forward purchase and sales contracts and options, the Company seeks to limit the negative impact of low metal prices whilst retaining most of the benefit from higher metal prices.

       At December 31, 1996, the Company had outstanding forward purchase contracts covering 474,300 tonnes (472,400 tonnes in 1995 and 490,000 tonnes at December 31, 1994), maturing at various dates in 1997, 1998 and 1999 (1996 and 1997 at December 31, 1995 and 1995 at December 31, 1994).
       In addition, the Company held call options outstanding for 591,300 tonnes (146,500 tonnes at December 31, 1995, and 46,000 tonnes at December 31,
       1994) maturing at various dates in 1997 and 1998 (1996 and 1997 at December 31, 1995, and 1995 at December 31, 1994).

       At December 31, 1994, the Company held 558,000 tonnes of put options which matured in 1995. The Company also had sold 415,000 tonnes of call options which gave the purchaser the right, at various dates in 1995, to any excess in metal prices above a predetermined level. This resulted in the metal price component of revenues for 415,000 tonnes of the Company's 1995 sales being established within a range and a minimum price being established in respect of 143,000 tonnes.

       Included in Deferred charges and other assets is $25 ($7 in 1995 and $19 in 1994) representing the net cost of outstanding options.

       The option premiums paid and received, together with the realized gains or losses on the contracts, are included in Sales and operating revenues or Cost of sales and operating expenses, as applicable, concurrently with recognition of the underlying items being hedged.

       Based on metal prices prevailing on December 31, 1996, if all commodity forward purchase contracts and options had been closed out, the net amount received by the Company would have been $20 ($5 in 1995 and $37 in 1994).

       COUNTERPARTY RISK

       As exchange rates, interest rates and metal prices fluctuate, the above contracts will generate gains and losses that will be offset by changes in the value of the underlying items being hedged. The Company may be exposed to losses in the future if the counterparties to the above contracts fail to perform. However, the Company is satisfied that the risk of such non-performance is remote, due to its controls on credit exposures.

       FINANCIAL INSTRUMENTS -- MARKET VALUE

       On December 31, 1996, the fair value of the Company's long-term debt totalling $1,338 ($1,773 in 1995 and $2,290 in 1994) was $1,363 ($1,868
       in 1995 and $2,308 in 1994), based on market prices for the Company's fixed rate securities and the book value of variable-rate debt.
       The market values of all other financial assets and liabilities and preference shares are approximately equal to their carrying values.


18.    COMMITMENTS AND CONTINGENCIES

       The Company has guaranteed the repayment of approximately $21 of indebtedness by third parties. Alcan believes that none of these guarantees is likely to be invoked. Commitments with third parties and certain related companies for supplies of goods and services are estimated at $49 in 1997, $64 in 1998, $56 in 1999, $34 in 2000, $34 in
       2001, and $170 thereafter. Total fixed charges from these entities were $14 in 1996, $62 in 1995 and $55 in 1994.

       Minimum rental obligations are estimated at $51 in 1997, $47 in 1998, $43 in 1999, $16 in 2000, $15 in 2001 and $30 thereafter. Total rental expenses amounted to $80 in 1996, $94 in 1995 and $94 in 1994.

       Alcan, in the course of its operations, is subject to environmental and other claims, lawsuits and contingencies. Accruals have been made in specific instances where it is probable that liabilities will be incurred and where such liabilities can be reasonably estimated. Although it is possible that liabilities may arise in other instances for which no accruals have been made, the Company does not believe that such an outcome will significantly impair its operations or have a material adverse effect on its financial position.

       In addition, see reference to capital expenditures in note 9, debt repayments in note 10, and financial instruments and commodity contracts in note 17.
54

19.    SUPPLEMENTARY INFORMATION

                                                                        1996          1995        1994
       INCOME STATEMENT
       Interest on long-term debt                                      $  109       $  175      $  208
       Capitalized interest                                                --           (2)        (16)
       BALANCE SHEET
       Payables
          Accrued employment costs                                     $  167       $  150      $  145
       Short-term borrowings (principally from banks)                     178          212         195

       At December 31, 1996, the weighted average interest rate on short-term borrowings was 4.8% (7.3% in 1995 and 9.1% in 1994).

       STATEMENT OF CASH FLOWS

       Interest paid                                                   $  133       $  218      $  237
       Income taxes paid                                                  214           71          62
       All time deposits qualify as cash equivalents.


20.    POST-RETIREMENT BENEFITS
       PENSION PLANS
       Alcan and its subsidiaries have established pension plans in the principal countries where they operate, for the greater part contributory and generally open to all employees. Most plans provide pension benefits that are based on the employee's highest average eligible compensation during any consecutive 36-month period before retirement. Plan assets consist primarily of listed stocks and bonds.

       Alcan's funding policy is to contribute the amount required to provide for benefits attributed to service to date, with projection of salaries to retirement, and to amortize unfunded actuarial liabilities for the most part over periods of 15 years or less.

                                                                        1996          1995        1994
       Service cost for the year                                      $    69      $    76     $    85
       Interest cost on projected benefit obligation                      225          215         206
       Actual return on assets                                           (505)        (483)         64
       Variance of actual return from expected long-term
          rate of 7.3% (7.5% in 1995 and 7.4% in 1994)
          being deferred, and amortization of gains and losses            241          221        (312)
       NET COST FOR THE YEAR                                          $    30      $    29     $    43

       Included in the net cost for 1996 are $27 of settlement gains ($16 in 1995 and $16 in 1994) and $22 of curtailment losses ($1 in 1995 and $11 in 1994) related to the disposal of certain businesses.

       The plans' funded status at December 31 was:
       Actuarial accumulated benefit obligation,
          which is substantially vested*                               $3,117       $2,818      $2,553
       Plan assets at market value                                     $3,986       $3,447      $3,087
       Actuarial projected benefit obligation based on
          average compensation growth of 4.9% (4.8%
          in 1995 and 5.0% in 1994) and discount rate of
          7.2% (7.1% in 1995 and 7.4% in 1994)                          3,506        3,210       2,900
       Plan assets in excess of projected benefit obligation              480          237         187
       Unamortized actuarial gains -- net**                              (779)        (495)       (430)
       Unamortized prior service cost**                                   313          287         300
       Unamortized portion of net surplus at January 1, 1986**            (71)         (93)       (117)
       NET PENSION LIABILITY IN BALANCE SHEET                          $  (57)      $  (64)     $  (60)

 * Includes commitments for which the actuarial accumulated benefit obligation exceeds plan assets by $147 in 1996 ($108 in 1995 and $109 in 1994). These have been fully provided in the Company's accounts (see note 12).
** Being amortized over expected average remaining service of employees, generally 15 years.

       OTHER
       The Company provides life insurance benefits under some of its retirement plans. Certain early retirement arrangements also provide for medical benefits, generally only until the age of 65. These plans are not funded.

                                                                     1996          1995           1994
       Service cost for the year                                      $  4         $  4           $  6
       Interest cost on accumulated benefit obligation                  12           13             14
       Amortization of gains and losses                                 (5)         (15)           (12)
       TOTAL COST FOR THE YEAR                                        $ 11         $  2           $  8

       Included in the total cost for 1996 is $1 of curtailment gains ($12 in 1995 and $11 in 1994) related to the disposal of certain businesses.

       Accumulated benefit obligation (ABO) based on average compensation growth of 5.2% (5.2% in 1995 and 5.2% in 1994) and discount rate of 7.0% (7.0% in 1995 and 7.6% in 1994):

       Active employees
          -- not fully eligible                                       $ 61         $ 66           $ 66
          -- fully eligible                                             29           28             25
       Retired employees                                                88           97             91
       Total ABO                                                       178          191            182
       Unamortized gains -- net                                         24           11             28
       ABO IN BALANCE SHEET                                           $202         $202           $210

   The assumed health care cost trend rate used in calculating the above amounts was 8.5% in 1996 (11.0% in 1995 and 11.0% in 1994), decreasing gradually to 5.0% (5.0% in 1995 and 6.0% in 1994) in 2006. If the average of such rate was increased by 1.0%, the ABO would increase by approximately $8 and the periodic cost of post-retirement benefits other than pensions would increase by approximately $1 per year.

21.    INFORMATION BY PRODUCT SECTORS
       The following presents selected information by major product sector, viewed on a stand-alone basis. Transactions between product sectors are conducted on an arm's length basis and reflect market-related prices. Thus, profit on all alumina produced by the Company, whether sold to third parties or used in the Company's smelters, is included in the raw materials and chemicals sector. Similarly, income from primary metal operations is mainly profit on metal produced by the Company, whether sold to third parties or used in the Company's fabricating operations. Income from fabricated product businesses represents only the fabricating profit on rolled products and downstream businesses.

       Capital employed is defined as the sum of short and long-term debt, deferred income taxes, minority interests, preference shares and common shareholders'equity.


                                                SALES AND OPERATING REVENUES
                                                                                      OPERATING INCOME
                                                INTERSECTOR             THIRD
                                                                       PARTIES
                                             1996         1995     1996      1995      1996      1995
       Raw materials and chemicals        $    507     $   555    $  529    $  618     $  95   $  203
       Primary metal                         1,653       2,286     1,472     1,612       519      701
       Fabricated products                      --          --     5,593     6,983       127      346
       Intersector and other items          (2,160)     (2,841)       20        74       147      (49)
                                          $     --     $    --    $7,614    $9,287     $ 888   $1,201
       RECONCILIATION TO NET INCOME
          BEFORE EXTRAORDINARY ITEM
       Equity loss                                                                    $  (10)  $   (3)
       Corporate offices                                                                (117)    (111)
       Interest                                                                         (125)    (204)
       Income taxes                                                                     (226)    (340)
       NET INCOME BEFORE
          EXTRAORDINARY ITEM                                                          $  410   $  543

       CAPITAL EMPLOYED
       AT DECEMBER 31                                                                  1996       1995
       Raw materials and chemicals                                                    $1,173    $1,146
       Primary metal                                                                   2,430     2,596
       Fabricated products                                                             3,365     3,797
       Equity companies less intersector items                                           481       288
                                                                                      $7,449    $7,827

22.    INFORMATION BY GEOGRAPHIC AREAS

                                   Location                                  1996       1995      1994
SALES AND OPERATING                Canada                                   $ 2,169   $ 2,740   $ 2,300
REVENUES -- SUBSIDIARIES           United States                                499       552       453
                                   South America                                 25        41        15
                                   Europe                                       216       222       174
                                   Asia and Pacific                              78        96        53
                                   All other                                    349       338       266
                                   Sub-total                                  3,336     3,989     3,261

                                   Consolidation eliminations                (3,336)   (3,989)   (3,261)

                                   Total                                    $    --   $    --   $    --
                                   Sales to subsidiary companies are made at fair market prices recognizing volume, continuity of supply and other factors.

SALES AND OPERATING                Canada                                   $ 1,210   $ 1,258   $   952
REVENUES -- THIRD PARTIES          United States                              2,871     3,306     3,288
                                   South America                                579       719       556
                                   Europe                                     2,633     3,632     2,813
                                   Asia and Pacific                             290       326       567
                                   All other                                     31        46        40
                                   Total                                    $ 7,614   $ 9,287   $ 8,216
NET INCOME                         Canada                                   $   175   $   216   $    16
                                   United States                                 70       123        16
                                   South America                                 42        15         9
                                   Europe                                        21       161        76
                                   Asia and Pacific                              13        43        28
                                   All other                                     31        39         7
                                   Consolidation eliminations                    58       (54)      (56)
                                   Net income before
                                      extraordinary item                        410       543        96
                                   Extraordinary loss
                                   -- Canada                                     --       280        --
                                   Total                                    $   410   $   263   $    96
TOTAL ASSETS                       Canada                                   $ 4,159   $ 4,033   $ 4,589
AT DECEMBER 31                     United States                              1,820     1,679     1,872
                                   South America                                739       854       859
                                   Europe                                     3,189     3,520     3,087
                                   Asia and Pacific                             983     1,078     1,019
                                   All other                                    477       463       373
                                   Consolidation eliminations                (2,042)   (1,891)   (1,796)
                                   Total                                    $ 9,325   $ 9,736   $10,003
CAPITAL EXPENDITURES               Canada                                   $   143   $    99   $    65
AND INVESTMENTS                    United States                                 55        63        58
                                   South America                                 43        45        22
                                   Europe                                       185       196       197
                                   Asia and Pacific                               7         3         4
                                   All other                                     49        35        10
                                   Total                                    $   482   $   441   $   356
AVERAGE NUMBER                     Canada                                        11        11        12
OF EMPLOYEES                       United States                                  4         4         7
(in thousands)                     South America                                  4         6         6
                                   Europe                                        12        15        14
                                   Asia and Pacific                               1        --         2
                                   All other                                      2         3         1
                                   Total                                         34        39        42

                            QUARTERLY FINANCIAL DATA
                              (in millions of US$)

(unaudited)                                            First      Second    Third     Fourth        Year
1996
Revenues                                              $2,015      $1,972    $1,881    $1,821      $7,689
Cost of sales and operating expenses                   1,528       1,501     1,460     1,416       5,905
Depreciation                                             110         108       108       105         431
Income taxes                                              69          74        57        26         226
Other items                                              183         177       155       202         717
Net income(1)                                         $  125      $  112    $  101    $   72      $  410
Dividends on preference shares                             5           5         4         2          16
Net income attributable to common shareholders        $  120      $  107    $   97    $   70      $  394
Net income per common share (in US$)(2)               $ 0.53      $ 0.47    $ 0.43    $ 0.31      $ 1.74
Net income under U.S. GAAP(3)                         $  120      $  118    $  111    $   71      $  420

1995
Revenues                                              $2,455      $2,449    $2,288    $2,195      $9,387
Cost of sales and operating expenses                   1,874       1,843     1,750     1,766       7,233
Depreciation                                             109         113       115       110         447
Income taxes                                             102          99        86        53         340
Other items                                              196         214       194       220         824
Net income before extraordinary item                     174         180       143        46         543
Extraordinary loss                                        --          --       280        --         280
Net income (Loss)(1)                                  $  174      $  180    $ (137)   $   46      $  263
Dividends on preference shares                             6           6         5         7          24
Net income (Loss) attributable to
common shareholders                                   $  168      $  174    $ (142)   $   39      $  239
Net income before extraordinary item
per common share (in US$)(2)                          $ 0.75      $ 0.77    $ 0.61    $ 0.17      $ 2.30
Extraordinary loss per common share (in US$)              --          --      1.24        --        1.24
Net income (Loss) per common share (in US$)(2)        $ 0.75      $ 0.77    $(0.63)   $ 0.17      $ 1.06
Net income before extraordinary
item under U.S. GAAP(3)                               $  176      $  172    $  119    $   94      $  561
Net income (Loss) under U.S. GAAP(3)                  $  176      $  172    $ (176)   $   94      $  266

1994
Revenues                                              $1,809      $2,068    $2,196    $2,252      $8,325
Cost of sales and operating expenses                   1,497       1,689     1,757     1,797       6,740
Depreciation                                             109         113       104       105         431
Income taxes                                              --          28        51        33         112
Other items                                              228         231       218       269         946
Net income (Loss)(1)                                  $  (25)     $    7    $   66    $   48      $   96
Dividends on preference shares                             4           5         6         6          21
Net income (Loss) attributable to
common shareholders                                   $  (29)     $    2    $   60    $   42      $   75
Net income (Loss) per common share
(in US$)(2)                                           $(0.13)     $ 0.01    $ 0.27    $ 0.19      $ 0.34
Net income under U.S. GAAP(3)                         $    5      $   18    $   15    $  137      $  175

(1) The first quarter of 1996 included an after-tax charge of $12 on the in-substance defeasance of debentures. The third quarter of 1996 included an after-tax gain of $8 from the sale of businesses.

The first quarter of 1995 included an after-tax gain of $24 from the sale of Alcan's metal distribution business in the U.S. The second, third and fourth quarters of 1995 included after-tax charges of $3, $4 and $8 respectively on the in-substance defeasance of debentures.

The first quarter of 1994 included an after-tax rationalization charge of $11 and an offsetting gain of $11 from the dilution in Alcan's ownership in Indian Aluminium Company, Limited. The third quarter of 1994 included a net gain of $39 on disposal of businesses partly offset by after-tax provisions of $12 related to restructuring charges in Brazil and early retirement of debt in the U.K. The fourth quarter of 1994 included special charges of $25 after tax, related largely to the rationalization of ongoing businesses and losses on the disposal of certain other businesses.

(2) Net income (Loss) per common share calculations are based on the average number of common shares outstanding in each period.

(3) See note 5 to the consolidated financial statements for explanation of differences between Canadian and U.S. GAAP.

ELEVEN-YEAR SUMMARY

                                                                  1996     1995    1994    1993     1992     1991
CONSOLIDATED INCOME        REVENUES
STATEMENT ITEMS              Sales and operating revenues        7,614    9,287   8,216   7,232    7,596    7,748
(in millions of US$)         Other income                           75      100     109      75       69       82

                           Total revenues                        7,689    9,387   8,325   7,307    7,665    7,830
                           COSTS AND EXPENSES
                              Cost of sales and
                                operating expenses               5,905    7,233   6,740   6,002    6,300    6,455
                              Depreciation                         431      447     431     443      449      429
                              Selling, administrative
                                and general expenses               422      484     528     551      596      635
                              Research and development expenses     71       76      72      99      125      131
                              Interest                             125      204     219     212      254      246
                              Other expenses                        88       61      95     106      118      163
                              Income taxes                         226      340     112     (13)     (17)    (104)
                           Equity income (loss)                    (10)      (3)    (29)    (12)      53       89
                           Minority interests                       (1)       4      (3)      1       (5)      --
                           Net income (Loss)
                              before extraordinary item            410      543      96    (104)    (112)     (36)
                              Extraordinary loss                    --      280      --      --       --       --
                           Net income (Loss)                       410      263      96    (104)    (112)     (36)
                           Preference dividends                     16       24      21      18       23       20
                           Net income (Loss) attributable
                              to common shareholders               394      239      75    (122)    (135)     (56)
CONSOLIDATED BALANCE       Operating working capital             1,461    1,731   1,675   1,314    1,460    1,717
SHEET ITEMS                Property, plant and equipment
(in millions of US$)          -- net                             5,470    5,672   5,534   6,005    6,256    6,525
                           Total assets                          9,325    9,736  10,003   9,812   10,154   10,843
                           Total debt                            1,516    1,985   2,485   2,652    2,794    3,024
                           Deferred income taxes                   996      979     914     888      955    1,126
                           Preference shares                       203      353     353     353      353      212
                           Common shareholders' equity           4,661    4,482   4,308   4,096    4,266    4,730
PER COMMON SHARE           Net income (Loss) before
(in US$)                   extraordinary item                     1.74     2.30    0.34   (0.54)   (0.60)   (0.25)
                           Net income (Loss)                      1.74     1.06    0.34   (0.54)   (0.60)   (0.25)
                           Dividends paid                         0.60     0.45    0.30    0.30     0.45     0.86
                           Common shareholders' equity           20.57    19.84   19.17   18.28    19.06    21.17
                           Market price -- NYSE close            33.63    31.13   25.38   20.75    17.63    20.00
OPERATING DATA             CONSOLIDATED ALUMINUM SHIPMENTS
(in thousands of tonnes)      Ingot products*                      810      801     897     887      870      866
                              Fabricated products                1,539    1,733   1,763   1,560    1,389    1,333
                              Fabrication of customer-
                                owned metal                        258      225     189      91      206      145

                           Total aluminum shipments              2,607    2,759   2,849   2,538    2,465    2,344
                           Consolidated primary aluminum
                              production                         1,407    1,278   1,435   1,631    1,612    1,695
                           Consolidated aluminum purchases       1,003    1,365   1,350     865      675      591
                           Consolidated aluminum
                             inventories (end of year)             408      449     435     403      418      463
                         **Primary aluminum capacity
                              Consolidated subsidiaries          1,561    1,561   1,561   1,711    1,711    1,676
                              Total consolidated subsidiaries
                              and related companies              1,698    1,712   1,712   1,862    1,862    1,827
Other Statistics           Cash from operating activities
                              (in millions of US$)                 981    1,044      65     444      465      659
                           Capital expenditures
                              (in millions of US$)                 482      441     356     370      474      880
                           Ratio of total borrowings to
                              equity (%)                         23:77    29:71   35:65   37:63    37:63    37:63
                           Average number of employees
                              (in thousands)                        34       39      42      46       49       54
                           Common shareholders -- registered
                              (in thousands at end of year)         22       23      26      28       32       34
                           Common shares outstanding
                              (in millions at end of year)         227      226     225     224      224      223
                              Registered in Canada (%)              61       61      55      59       69       68
                              Registered in the United States (%)   39       38      44      40       30       31
                              Registered in other countries (%)      -        1       1       1        1        1
                           Return on average common
                              shareholders' equity (%)               9        5       2      (3)      (3)      (1)
                              Before extraordinary item (%)                  11



                                                                  1990     1989    1988    1987     1986
CONSOLIDATED INCOME        REVENUES
STATEMENT ITEMS              Sales and operating revenues        8,757    8,839   8,529   6,797    5,956
(in millions of US$)         Other income                          162      208      97      81      100

                           Total revenues                        8,919    9,047   8,626   6,878    6,056
                           COSTS AND EXPENSES
                              Cost of sales and
                                operating expenses               6,996    6,682   6,072   5,117    4,635
                              Depreciation                         393      333     316     296      276
                              Selling, administrative
                                and general expenses               659      600     525     447      406
                              Research and development expenses    150      136     132      95       77
                              Interest                             197      130     137     177      202
                              Other expenses                        65       62      91     113       52
                              Income taxes                         126      350     497     230      134
                           Equity income (loss)                    211       97      97      35        5
                           Minority interests                       (1)     (16)    (22)     (5)      (2)
                           Net income (Loss)
                              before extraordinary item            543      835     931     433      277
                              Extraordinary loss                    --       --      --      --       --
                           Net income (Loss)                       543      835     931     433      277
                           Preference dividends                     22       21      30      36       33
                           Net income (Loss) attributable
                              to common shareholders               521      814     901     397      244
CONSOLIDATED BALANCE       Operating working capital             1,842    1,774   1,764   1,735    1,594
SHEET ITEMS                Property, plant and equipment
(in millions of US$)          -- net                             6,167    5,260   4,280   3,965    3,949
                           Total assets                         10,681    9,518   8,627   7,693    7,118
                           Total debt                            2,648    1,734   1,530   1,558    1,616
                           Deferred income taxes                 1,092    1,044   1,006     754      554
                           Preference shares                       212      212     211     405      421
                           Common shareholders' equity           4,942    4,610   4,109   3,565    3,116
PER COMMON SHARE           Net income (Loss) before
(in US$)                   extraordinary item                     2.33     3.58    3.85    1.68     1.09
                           Net income (Loss)                      2.33     3.58    3.85    1.68     1.09
                           Dividends paid                         1.12     1.12    0.59    0.39     0.35
                           Common shareholders' equity           22.19    20.30   18.06   15.05    13.18
                           Market price -- NYSE close            19.50    22.88   21.75   17.92    12.55
OPERATING DATA             CONSOLIDATED ALUMINUM SHIPMENTS
(in thousands of tonnes)      Ingot products*                      857      743     832     787      731
                              Fabricated products                1,488    1,518   1,446   1,410    1,388
                              Fabrication of customer-
                                owned metal                         81       75      80      99      107

                           Total aluminum shipments              2,426    2,336   2,358   2,296    2,226
                           Consolidated primary aluminum
                              production                         1,651    1,643   1,619   1,587    1,641
                           Consolidated aluminum purchases         646      718     716     593      489
                           Consolidated aluminum
                             inventories (end of year)             447      539     480     496      579
                         **Primary aluminum capacity
                              Consolidated subsidiaries          1,685    1,685   1,680   1,680    1,841
                              Total consolidated subsidiaries
                              and related companies              1,836    1,836   1,831   1,861    1,905
Other Statistics           Cash from operating activities
                              (in millions of US$)                 760      970   1,370     879      725
                           Capital expenditures
                              (in millions of US$)               1,367    1,466     676     415      342
                           Ratio of total borrowings to
                              equity (%)                         33:67    26:74   26:74   27:73    31:69
                           Average number of employees
                              (in thousands)                        57       57      56      63       67
                           Common shareholders -- registered
                              (in thousands at end of year)         38       40      41      46       49
                           Common shares outstanding
                              (in millions at end of year)         223      227     228     237      237
                              Registered in Canada (%)              54       44      54      44       43
                              Registered in the United States (%)   44       54      43      53       52
                              Registered in other countries (%)      2        2       3       3        5
                           Return on average common
                              shareholders' equity (%)              11       19      24      12        8
                              Before extraordinary item (%)


*Includes primary and secondary ingot and scrap.
**Primary aluminum capacity has been restated to reflect better the actual production levels achieved over a period of time.
All per-share amounts reflect the three-for-two share splits on May 5, 1987, and May 9, 1989.
See note 5 to the consolidated financial statements for U.S. GAAP information.

60-61

CORPORATE GOVERNANCE

The business and affairs of Alcan are managed by its Board of Directors acting through the Management of the Company. The Directors and Officers of Alcan are named on the opposite page. In discharging its duties and obligations, the Alcan Board acts in accordance with the provisions of the Canada Business Corporations Act, the Company's constituting documents and by-laws and other applicable legislation and Alcan policies.

Alcan does not have a controlling shareholder nor do any of the Directors represent the investment of any minority shareholder.

Corporate governance has traditionally received the active attention of Alcan's Board. For instance, an intensive review of the guiding principles of Alcan conducted by the Board in the 1970s led to the publication in 1978 of a policy statement entitled ALCAN, ITS PURPOSE, OBJECTIVES AND POLICIES, which has remained fundamentally unchanged. That statement represents the basic business principles which guide Alcan employees in conducting a widespread international enterprise and has helped Alcan achieve public understanding and trust. To that original document, a CODE OF CONDUCT is now added to reinforce it with more detailed guidelines for Alcan employees as well as consultants and contractors engaged by Alcan.

The Montreal and Toronto stock exchanges now require a formal description of corporate governance practices by all listed companies. Alcan's disclosure in this regard is published in the Management Proxy Circular issued in connection with the forthcoming Annual Meeting; a copy is available from Shareholder Services at the address on page 65.

Committees of the Board (described briefly below) assist the Board in carrying out its functions and make recommendations to it on various matters. Membership of these Committees is indicated on the opposite page.

The CORPORATE GOVERNANCE COMMITTEE has the responsibility for reviewing Board practices and performance, candidates for directorship and Board Committee membership. It also considers recommendations from the Personnel Committee regarding Board compensation and the appointments of the Chairman of the Board and the Chief Executive Officer.

The AUDIT COMMITTEE assists the Board in fulfilling its functions relating to corporate accounting and reporting practices as well as financial and accounting controls, in order to provide effective oversight of the financial reporting process; it also reviews financial statements as well as proposals for issues of securities.

The ENVIRONMENT COMMITTEE has the responsibility for reviewing policy, management practices and performance of Alcan in environmental matters.

The PERSONNEL COMMITTEE has the responsibility for reviewing all personnel policy and employee relations matters (including compensation), and for making recommendations to the Corporate Governance Committee on Board compensation and on the appointments of the Chairman of the Board and the Chief Executive Officer. All matters relating to the Chief Executive Officer are dealt with by non-executive members of the Committee.

A special committee composed of members of the Personnel Committee, except the Chief Executive Officer, administers the Alcan Executive Share Option Plan.

                             DIRECTORS AND OFFICERS
                            As at February 13, 1997

DIRECTORS                                 OFFICERS

Dr. John R. Evans, C.C.1,3,8              Jacques Bougie
Chairman of the Board                     President and Chief Executive Officer
of Alcan Aluminium Limited,
Montreal                                  Robert L. Ball
Age 67, director since 1986               Executive Vice President,
                                          Corporate Development and Technology
Sonja I. Bata, O.C.5,7
Director of Bata Limited,                 Claude Chamberland
Toronto                                   Executive Vice President
Age 70, director since 1979               Smelting and Power

W.R.C. Blundell 2,7                       Jean-Pierre M. Ergas
Director of various companies,            Executive Vice President,
Toronto                                   Europe
Age 69, director since 1987
                                          Robert J. Fox
Jacques Bougie, O.C.3,5                   Executive Vice President,
President and Chief Executive Officer     South Pacific and Japan;
of Alcan Aluminium Limited,               Environment, Occupational
Montreal                                  Health and Safety
Age 49, director since 1989
                                          S. Bruce Heister
Warren Chippendale, F.C.A.1,4,7           Executive Vice President
Director of various companies,            Asia
Montreal
Age 68, director since 1986               Emery P. LeBlanc
                                          Executive Vice President,
D. Travis Engen 1,7                       Raw Materials and Chemicals
Chairman, President and
Chief Executive Officer                   Everaldo N. Santos
of ITT Industries, Inc.                   Executive Vice President,
New York                                  South America
Age 52, director since 1996
                                          Brian W. Sturgell
Allan E. Gotlieb, C.C.3,5,7               Executive Vice President,
Director of various companies,            Fabricated Products, North America
Toronto
Age 68, director since 1989               Daniel Gagnier
                                          Vice President, Corporate Affairs
J.E. Newall, O.C.3,6,7
Vice Chairman and Chief Executive Officer Gaston Ouellet
of NOVA Corporation,                      Vice President, Human Resources
Calgary
Age 61, director since 1985               P.K. Pal
                                          Vice President, Chief legal Officer
Dr. Peter H. Pearse, C.M.5,7              and Secretary
President of Pearse Ventures Limited,
Vancouver                                 Suresh Thadhani
Age 64, director since 1989               Vice President and
                                          Chief Financial Officer
Sir George Russell, C.B.E.1,3,7
Chairman of Marley plc.                   Geraldo Nogueira de Aguiar
Kent, England                             Treasurer
Age 61, director since 1987
                                          Denis G. O'Brien
Guy Saint-Pierre, O.C.1,7                 Controller
Chairman of SNC-Lavalin Group Inc.,
Montreal
Age 62, director since 1994

Gerhard Schulmeyer 7
President and Chief Executive Officer
of Siemens Nixdorf
Informationssysteme AG,
Munich
Age 58, director since 1996


1 Member of Audit Committee
2 Chairman of Audit Committee
3 Member of Personnel Committee
4 Chairman of Personnel Committee
5 Member of Environment Committee
6 Chairman of Environment Committee
7 Member of Corporate Governance Committee
8 Chairman of Corporate Governance Committee

SHAREHOLDER INFORMATION

COMMON SHARES

The principal markets for trading in Alcan's common shares are the New York and Toronto stock exchanges. The common shares are also traded on the Montreal, Vancouver, Chicago, Pacific, London, Paris, Brussels, Amsterdam, Frankfurt, Swiss and Tokyo stock exchanges.

The transfer agents for the common shares are The R-M Trust Company in Montreal, Toronto, Winnipeg, Regina, Calgary and Vancouver, Chemical Mellon Shareholder Services, L.L.C. in New York, and The R-M Trust Company in England.

Common Share dividends are paid quarterly on or about the 20th of March, June, September and December to shareholders of record on or about the 20th of February, May, August and November, respectively.

       DIVIDEND                  PRICES* AND AVERAGE DAILY TRADING VOLUMES
             NEW YORK STOCK EXCHANGE (US$)                  TORONTO STOCK EXCHANGE (CAN$)
1996      US$       HIGH      LOW       CLOSE    AVG. DAILY     HIGH      LOW     CLOSE   AVG. DAILY
Quarter                                            VOLUME                                   VOLUME
First     0.150     33 7/8   28 3/8   32 1/4    398,500        46       38 3/4   44       709,100
Second    0.150     34 1/8   30 1/8   30 1/2    367,400        46.40    40.75    41.55    468,100
Third     0.150     32 3/8   28 5/8   30        327,200        44.45    39.35    40.70    406,500
Fourth    0.150     36 1/8   29 3/4   33 5/8    435,200        48.50    40.10    46.25    664,500
YEAR      0.600
1995
Quarter
First     0.075     27 1/4   23 3/8   26 5/8    446,694        38 5/8   33 1/8   37 1/8   540,557
Second    0.075     30 3/8   26 1/4   30 1/4    394,053        41 3/4   36 5/8   41 1/2   638,672
Third     0.150     36 5/8   30 1/2   32 3/8    734,227        49 5/8   41 3/4   43 1/2   778,956
Fourth    0.150     34 1/2   28 5/8   31 1/8    492,815        47 1/8   39 3/8   42 3/8   811,183
Year      0.450

*The share prices are those reported as New York Stock Exchange -- Consolidated Trading and reported by the Toronto Stock Exchange. Since April 15, 1996, share prices on the Toronto Stock Exchange are expressed in decimals.

PREFERENCE SHARES

The preference shares are listed on the Montreal, Toronto and Vancouver stock exchanges. The transfer agent for the preference shares is The R-M Trust Company.

INVESTMENT PLANS

The Company offers holders of common shares two convenient ways of buying additional Alcan common shares without payment of brokerage commissions. These are known as the Dividend Reinvestment Plan and the Share Purchase Plan. Copies of the prospectus describing these Plans may be obtained from Shareholder Services at the address on page 65.


SECURITIES REPORTS FOR 1996

The Company's annual information form, to be filed with the Canadian securities commissions, and the annual 10-K report, to be filed with the Securities and Exchange Commission in the United States, will be available to shareholders after April 1, 1997. Copies of both may be obtained from Shareholder Services at the address on page 65.

FURTHER INFORMATION

Contact for shareholder
account inquiries:                 Investor contact:                  Media contact:
Linda Burton                       Alan G. Brown                      Charles Belbin
Manager,                           Director, Investor                 Manager, Investor
Shareholder Services               and Media Relations                and Media Relations
Telephone: (514) 848-8050          Telephone: (514) 848-8368          Telephone: (514) 848-8232
or 1-888-252-5226 (toll free)

Copies of the Company's press releases are available by fax. Call
1-800-251-3553.  There is no charge for this service.

THE ALCAN GROUP WORLDWIDE*

*This list names only the principal subsidiaries, related companies or divisions in each country where the Alcan Group had a significant presence as at December 31, 1996, unless otherwise indicated. A complete list is contained in the Company's 10-K Report, available from Alcan's headquarters in Montreal.

PARENT COMPANY AND WORLD HEADQUARTERS
ALCAN ALUMINIUM LIMITED
1188 Sherbrooke Street West
Montreal, Quebec, Canada
H3A 3G2

Mailing Address:
P.O. Box 6090
Montreal, Quebec, Canada
H3C 3A7
Telephone:     (514) 848-8000
Telecopier:    (514) 848-8115

VERSION FRANCAISE
Pour obtenir la version francaise de ce rapport, veuillez ecrire aux Services aux actionnaires dont l'adresse figure ci-dessus.

This report is printed on recycled paper using vegetable-based inks.

NORTH AMERICA
BERMUDA
Alcan (Bermuda) Limited
Alcan Nikkei Asia Holdings Ltd. (78.2%)1

CANADA
Alcan Aluminium Limited
Alcan Cable
Alcan International Limited
Alcan Rolled Products Company
Alcan Smelters and Chemicals Ltd.

JAMAICA
Alcan Jamaica Company

UNITED STATES
Alcan Aluminum Corporation
Alcan Cable
Alcan Ingot
Alcan Recycling
Alcan Rolled Products Company

SOUTH AMERICA
BRAZIL
Alcan Aluminio do Brasil S.A.
Consorcio Aluminio do Maranhao (Alumar Consortium) (10%)
Mineracao Rio do Norte S.A. (12.5%)
Petrocoque S.A. - Industria & Comercio (25%)

URUGUAY
Alcan Aluminio del Uruguay S.A. (89.9%)


AFRICA
GHANA
Ghana Bauxite Company Limited (45%)

GUINEA
Compagnie des Bauxites de Guinee (16.8%)
Friguia (10.2%)


EUROPE
FRANCE
Alcan France (Technal)

GERMANY
Alcan Deutschland GmbH
Aluminium Norf GmbH (50%)

IRELAND
Aughinish Alumina Limited

ITALY
Alcan Alluminio S.p.A.

NORWAY
Vigeland Metal Refinery A/S (50%)

SPAIN
Alcan Palco S.A.

SWITZERLAND
Alcan Aluminium AG
Alcan Rorschach AG

UNITED KINGDOM
British Alcan Aluminium plc

PACIFIC
AUSTRALIA
Alcan South Pacific Pty Ltd.
Queensland Alumina Limited (21.4%)

CHINA
Nonfemet International (China-Canada-Japan) Aluminium Company Limited (35.2%)3

HONG KONG
Alcan Asia Limited
Alcan Nikkei China Limited (72.3%)2
Alcan Nikkei Korea Limited (72.3%)2

INDIA
Indian Aluminium Company, Limited (34.6%)

JAPAN
Alcan Pacific Limited
Alcan Asia Limited (Japan Branch)
Nippon Light Metal Company, Ltd. (45.6%)

KOREA
Alcan Nikkei Korea Limited (Seoul Branch)

MALAYSIA
Alcan Nikkei Asia Company Ltd.(78.2%)1
Aluminium Company of Malaysia Berhad (46.3%)3

THAILAND
Nikkei Siam Aluminium Company, Ltd.(54.8%)3
Nikkei-Thai Aluminium Company, Ltd.(60.7%)3

1Alcan's direct interest is 60%, the remaining interest is held through Nippon Light Metal Company, Ltd.
2Alcan's direct interest is 49%, the remaining interest is held through Nippon Light Metal Company, Ltd. 3Interest held through Alcan Nikkei Asia Holdings Ltd. which is 78.2% owned by Alcan.

THE MATERIAL OF CHOICE

(PICTURE OF EARTH)





ALCAN ALUMINIUM LIMITED (ALCAN LOGO)