Form 10-K405, Exhibit 13
period 1997-12-31
ALCAN ALUMINIUM LTD /NEW
filed 1998-04-01
CIK 4285

Alcan Aluminium Limited

1997 ANNUAL REPORT

Alcan Aluminium Limited, a Canadian corporation, is the parent company of an international group involved in all aspects of the aluminum industry. Through subsidiaries and related companies around the world, the activities of the Alcan Group include bauxite mining, alumina refining, power generation, aluminum smelting, manufacturing and recycling as well as research and technology. Approximately 33,000 people are directly employed by the Company, with thousands more employed in its related companies.

In the 96 years since it was established, Alcan has developed a unique combination of competitive strengths, with owned hydroelectricity in Canada, proprietary process technology and international presence. With operations and sales offices in more than 30 countries, the Alcan Group is one of the most international aluminum companies as well as the largest producer of flat-rolled aluminum products. The word ALCAN and the Alcan symbol are registered trademarks in more than 100 countries and are synonymous with aluminum the world over.

The Alcan Group is a multicultural and multilingual enterprise reflecting the differing corporate and social characteristics of the many countries in which it operates. Within a universal framework of policies and objectives, individual subsidiaries conduct their operations with a large measure of autonomy.

Alcan Aluminium Limited has approximately 20,700 registered holders of its common shares and 1,200 registered holders of its preference shares. While distributed internationally, the Company's shares are mostly held in North America.


CONTENTS

 1   Highlights of the Year
 2   Message to Shareholders
 8   Corporate Social Responsibility
12  The Alcan Group's Businesses at a Glance
16  Management's Discussion and Analysis
36  Responsibility for the Annual Report, OECD Guidelines and Auditors' Report
37  Consolidated Financial Statements
40  Notes to Consolidated Financial Statements
59  Quarterly Financial Data
60  Eleven-Year Summary
62  Corporate Governance
63  Directors and Officers
64  Shareholder Information
65  The Alcan Group Worldwide

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

The following abbreviations are used:

/t    per tonne
kt    thousand tonnes
kt/y  thousand tonnes per year
Mt    million tonnes
Mt/y  million tonnes per year


ANNUAL MEETING

The Annual Meeting of the holders of common shares of Alcan Aluminium Limited will be held on Thursday, April 23, 1998. The meeting will take place at 10:00 a.m. in the Ballroom of the Marriott Chateau Champlain, 1 Place du Canada, Montreal, Quebec, Canada.

HIGHLIGHTS OF THE YEAR


                                                                          1997          1996         1995
FINANCIAL DATA
(in millions of US$, except per common share amounts)
Sales and operating revenues                                            7,777         7,614        9,287
Net income before extraordinary item                                      468           410          543
Net income                                                                485           410          263
Return (%) on average common shareholders' equity                          10             9           11*
Total assets (at year-end)                                              9,466         9,325        9,736
Capital expenditures                                                      641           482          441
Ratio of borrowings to equity (at year-end)                             23:77         23:77        29:71
Per common share (in US$)
     Net income before extraordinary item                                2.02          1.74         2.30
     Net income                                                          2.09          1.74         1.06
     Cash from operating activities                                      3.17          4.34         4.63
     Dividends                                                           0.60          0.60         0.45
     Common shareholders' equity (at year-end)                          21.43         20.57        19.84

OPERATING DATA
(in thousands of tonnes)
Fabricated products shipments**                                         1,970         1,797        1,958
Ingot products shipments***                                               858           810          801
Primary aluminum production                                             1,429         1,407        1,278
Secondary/recycled aluminum production                                    670           639          523

AVERAGE THREE-MONTH LME PRICE
(in US$/tonne)
                                                                        1,620         1,536        1,830

[FN]
*** Before extraordinary item.
*** Includes products fabricated from customer-owned metal.
*** Includes primary and secondary ingot and scrap.

NET INCOME (LOSS) AND AVERAGE THREE-MONTH LME PRICE

US$/t
1993 = 1,161
1994 = 1,500
1995 = 1,830
1996 = 1,536
1997 = 1,620

MILLIONS OF US$
1993 = (104)
1994 = 96
1995 = 543
1996 = 410
1997 = 468

Net income improved in 1997 to reflect higher volumes, although products prices were lower.
* Before extraordinary item.

FABRICATED PRODUCTS SHIPMENTS

Fabricated products shipments
KT
1993 = 1,651
1994 = 1,952
1995 = 1,958
1996 = 1,797
1997 = 1,970

Fabricated products shipments adjusted for acquisition and divestments
KT
1993 = 1,291
1994 = 1,636
1995 = 1,787
1996 = 1,786
1997 = 1,970

Fabricated products volumes grew 10% to reach their highest-ever level in 1997. With earlier years adjusted for acquisitions and divestments, compound annual growth since 1993 was 11%.

MESSAGE TO SHAREHOLDERS

OUR STRATEGIC PRIORITIES

* Continue implementation of Full Business Potential with the target of increasing after- tax returns by $300 million and earning our cost of capital.

* Strengthen the position of aluminum in the marketplace and ensure its future as the material of choice.

* Aggressively seek out opportunities to maximize shareholder value.

We can take great pride in what Alcan accomplished during 1997. Net income for the year was US$485 million and we achieved a 10% increase in overall shipments of fabricated products, which translates into increased market share. Particularly noteworthy were our results in Europe, where we succeeded in boosting shipments by 16% -- significantly above the growth in regional demand -- while holding fabricating costs to levels virtually unchanged from the previous year. Perhaps most importantly from a shareholder's standpoint, we also made considerable headway during 1997 in terms of improving Alcan's underlying profitability.

AN EVENTFUL YEAR FOR THE INDUSTRY

Nineteen ninety-seven was an eventful year for the industry with market fundamentals showing steady improvement until the onset of economic difficulties in Asia late in the year. Western World aluminum consumption climbed 5.4%, led by steadily increasing demand from the transportation industry. Gains were recorded in all major market sectors -- including can stock, where Alcan has a leading position. In the U.S., manufacturers of aluminum beverage cans surpassed the 100-billion-can milestone for the first time.

DELIVERING ON ALCAN'S STRATEGIC PRIORITIES

You may recall the three strategic priorities Alcan identified for 1997: implementing our "Full Business Potential" program; strengthening the position of aluminum in the marketplace; and maximizing shareholder value. We are pleased to report that excellent progress has been made in each of these areas.

In terms of full business potential, we have attained one-third of our targeted $300 million, after tax, in productivity improvements. To date, these improvements have come primarily in the areas of raw materials and fabricated products in Europe and North America. This three-year program is proceeding on plan as 1998 unfolds, with further significant improvement anticipated.

Such progress notwithstanding, Alcan still is not earning its cost of capital. While we are confident that the achievement of full business potential will get us to that point, we have introduced Economic Value Added (EVAregistered trademark) as a tool that will support decision-making and enable us to measure our effectiveness in terms of creating increased shareholder value. Here, too, we are determined to deliver on our commitment.

With regard to promoting aluminum as the material of choice, Alcan has been active on several fronts. For instance, we have forged partnerships with key customers that will lead to further increases in the use of aluminum by important global industries. And we have taken a lead role within our own industry as an advocate of intensified recycling programs and other initiatives that will enable us to capitalize on the metal's inherently superior properties. Such endeavours have taken on added significance, given the heightened public awareness of environment and energy-related issues in the wake of last fall's Kyoto, Japan, environmental conference.

NOTEWORTHY ACHIEVEMENTS
Other noteworthy developments during 1997 include:

- Settlement of a long-standing dispute with the government of British Columbia (B.C.) over the Kemano Completion Project, effectively putting B.C. back on Alcan's investment map;

- Agreement regarding supply of low-cost bauxite through the development of our Ely reserves in Australia;

- Solid progress on the major expansion of our Pindamonhangaba, Brazil, fabricating facilities, the success of which entails close cooperation between Alcan operations in North and South America; and

- The signing of a memorandum of understanding (MOU) with China National Non- Ferrous Metals Industry Corporation to complete a detailed feasibility study for a proposed aluminum smelter and dedicated power-generating station project in China. This MOU was signed with the full support of China's State Planning Commission.

Subsequent to the year's end, we announced our decision to proceed with development of a new 375,000-tonne smelter at Alma, Quebec. Preliminary planning for this very sizeable US$1.6-billion undertaking was completed during 1997. Environmental clearance for the project has been obtained from the government of Quebec, and we also have reached agreement with Hydro-Quebec on the terms of a long-term contract for the supply of electrical energy. A key consideration for this project is timing; that is, to ensure that the additional capacity will come on stream during a period of expanding world aluminum markets. Work at the site will get under way in early March of this year, with the first aluminum production expected in the fall of 2000.

SUCCESS BREEDS CONFIDENCE AND ENTHUSIASM

The high level of activity evident throughout Alcan's operations is matched by a high level of confidence and enthusiasm discernable among Alcan personnel - and with good reason. Our successful initiatives in critical areas such as cost reduction, strategic focus and, most recently, full business potential have clearly demonstrated that this organization can achieve what needs to be done to enhance Alcan's status as a global industry leader. Faced with significant challenges - both internal and external - we have developed appropriate action plans and have executed them successfully. Having significantly improved the internal environment - those factors over which we exercise direct control - we are intent on sustaining the positive momentum by addressing some significant external issues.

A CONSISTENT STRATEGY IS KEY

Consistency is the watchword for 1998. We intend to adhere to our successful approach by continuing to focus on those three key strategic priorities:

- Continuing implementation of full business potential;

- Maintaining our proactive role in promoting aluminum as the material of choice, and

- Aggressively seeking out further opportunities to maximize shareholder value.

PURSUING FULL EMPLOYEE POTENTIAL
The success of Alcan's full business potential program clearly is dependent upon us also achieving "full employee potential".

Accordingly, the Company has undertaken a number of other important initiatives designed to ensure that Alcan is able to develop and retain the best people in the industry, while providing them with a safe, healthy, stimulating and rewarding work environment. These initiatives include:

- A new thrust in employee develop-ment, with the introduction of training techniques that focus on maximizing learning and are closely aligned with achievement of Alcan's business objectives;

- A Code of Conduct that reiterates the Company's expectations regarding a wide range of ethical issues, and

- A new measurement system to ensure global consistency in tracking health and safety performance.

ASSUMING ENVIRONMENTAL LEADERSHIP
In keeping with our efforts to make certain that Alcan enjoys a reputation second to none, we revised our corporate Environmental Policy, which commits us - on the record - to assuming industry leadership in this field.

Further details on many of these initiatives can be found in the Corporate Social Responsibility section of this report.

YEAR 2000 COMPLIANCE
We should also note that Alcan has in place a Year 2000 compliance action plan. A program is well under way to examine and resolve Year 2000 issues as they affect the Company, thus permitting an orderly transition through the year 2000.

ACKNOWLEDGEMENTS
As stated at the outset, 1997 was an eventful - and challenging - year. We are grateful for the guidance provided by our fellow directors. And, on behalf of the entire Board, we would like to thank Alcan employees for their exceptional effort and dedication - knowing that they share our pride in the collective achievements of 1997. There's no doubt that, working as partners, we can continue to deliver excellent results in 1998 and beyond.

LOOKING AHEAD
Industry fundamentals remained sound as the year ended, despite an element of uncertainty stemming from the economic upset in Asia. With inventories reduced by some 300,000 tonnes from 1996 levels, the market was pretty much in balance from a supply-demand perspective and activity continued to be brisk in North America and Europe. We are cautiously optimistic regarding the outlook for 1998 and anticipate further volume growth in fabricated products, unless the impact of the Asian situation spills over into other major markets to a degree not anticipated at this time.

Dr. John R. Evans             Jacques Bougie

Chairman of the Board         President and Chief Executive Officer
February 19, 1998

EXERGUE

 . . . one-third of our full business potential target attained

 . . . fundamental characteristics of aluminum make it second to none

 . . . pride in our collective achievements

 . . . Our ultimate goal maximizing shareholder value

CAPTION

Jacques Bougie (left), President and Chief Executive Officer, and Dr. John R. Evans, Chairman of the Board.

CORPORATE SOCIAL RESPONSIBILITY

OUR WAY OF DOING BUSINESS:

* bullet Youth of today are tomorrow's leaders;

* bullet Communities are partners in growth;

* bullet Environmental Management System initiated at all locations;

* bullet Occupational health and safety is paramount;

* bullet Code of Conduct is our reputation;

* bullet Employees lead us to Full Business Potential.

INVESTING IN THE FUTURE

Investing in the future is more than expanding facilities and upgrading processes. At Alcan, we believe that a successful future also depends on how well we nurture the leaders of tomorrow. We must pass on the message that good business means respecting people and the environment. It means cooperation and integrity with employees, communities, customers, suppliers, shareholders and governments.

These are the basic principles of a special partnership formed by Alcan and Ecole Saint- Pierre, in Alma, Quebec, in 1990. With the support of the community, the school created a micro-business where the students are the mastercrafters. They recycle paper into greeting cards and collect and sell used grocery bags and aluminum cans. This initiative has proven so successful that it has spawned similar ventures at three other Quebec schools. Another similar project was launched in British Columbia, and a regional program has received public recognition in Brazil.

The collection and recycling activities enable the students to make a profit, while Alcan's specially designed workbooks teach them business management skills. They also learn the importance of matching business principles with environmental and social responsibility.

COMMUNITY INVESTMENT PROGRAM

Community investment has long been a part of Alcan's corporate culture. In 1997, Alcan placed a renewed focus on supporting activities that relate both to the communities in which it operates and to the Company's business interests.

In Canada, for example, over CAN$5 million was invested in communities where Alcan has a significant presence. The investments covered programs in the areas of occupational health and safety, education and training. One such pledge was a five-year, CAN$250,000 grant to Universite Laval in Quebec, in cooperation with the federal government, to encourage the participation of women in science and engineering programs. Investments in medical research programs and sponsorships of civic and cultural events were also undertaken, especially when the themes related to health or environmental concerns.

The Company also donated 775 acres of land to Nipissing University in Ontario to be used for teaching, research and environmental conservation purposes. The land is home to wildlife such as loons and wolves and also has archaeological significance.

Alcan's donations and sponsorships foster community partnerships and stimulate local development, illustrating the Company's commitment to the health and prosperity of the locations in which it operates.

SPECIAL PARTNERSHIPS

Of course, no community investment would be complete without volunteer efforts, whether it's the Terry Fox Run for cancer research or helping neighbours stranded by a natural disaster. In 1997, torrential rains hit Kentucky and Brazil's Belo Horizonte region, forcing many citizens to leave their homes. And, in early January 1998, an unprecedented ice storm paralyzed southern Quebec and parts of neighbouring provinces and states, leaving millions of people without electricity. In each instance, Alcan people were involved, providing relief, gathering supplies or raising funds.

In the U.S., Alcan joined an initiative of The Aluminum Association and Habitat for Humanity International in building affordable homes for needy families. The program, entitled Aluminum Cans Build Habitat for Humanity Homes, is based on the collection and recycling of aluminum cans to help finance construction.

Assisting young people with career choices continues to distinguish Alcan. In Switzerland, Alcan Rorschach AG offers work apprenticeships to young people who have completed their compulsory schooling. With Alcan personnel acting as mentors, the program sponsors 27 apprentices in eight different functions. Through a similar program in Canada, Career Edge, Alcan contributed CAN$800,000 and provided 47 apprenticeships.

ENVIRONMENT

Alcan revitalized its Environmental Policy with a 1997 revision that focuses on the contribution of every employee in order to achieve a leadership position within our industry.

An Environmental Management System (EMS) has now been initiated in each and every Alcan facility. This global approach to environmental management focuses on processes, smoothing the way to earn new environmental certification such as ISO 14001 from the International Organization of Standardization.

The Company has taken a lead role in several industry initiatives to promote the image of aluminum in both North America and Europe. And, Alcan helped spearhead a joint Life- Cycle Inventory (LCI) of a generic North American family-size vehicle.

An LCI is used to quantify the environmental performance of a product or process over its life cycle, including raw material extraction, production, use, and end-of-life disposal. The study was under the auspices of the U.S. Automotive Materials Partnership, a coalition of the "big three" U.S. car manufacturers and the aluminum, plastic and steel industries.

Aluminum has many inherent qualities such as its recyclability, energy efficiency, strength-to-weight ratio, barrier ability, and thermal and electrical conductivity. All of these contribute to aluminum being specified as a material of choice, not only in the automotive sector, but also in other industries around the globe.

HEALTH AND SAFETY

The elimination of work-related injury and illness is the ultimate objective at all Alcan locations. In 1997, the traditional indices of safety performance exhibited a positive trend. Many Alcan facilities reported record safety performances. Of special significance was the Laterriere smelter, which operated a full year without a lost-time accident -- an accomplishment all but unheard of a few years ago for a major aluminum smelter.

A new health and safety recordkeeping system was implemented at the end of 1997. Known as AIRS Plus (Alcan Injury and Illness Recordkeeping System), it takes a global approach, enabling the organization to gather more consistent data and compare improvements between locations. With AIRs Plus, Alcan looks at health and safety from the total health perspective, not just at injuries due to accidents.

The Company encourages and values the involvement of all employees in the continual improvement of occupational health and safety.


CODE OF CONDUCT

When Alcan published Alcan, Its Purpose, Objectives and Policies some 20 years ago, it was a demonstration of industry leadership and a commitment to social responsibility. In 1997, the Company released a companion document - the Code of Conduct.

The "Code" outlines Alcan's expectations on ethical issues, ranging from employee behaviour in the workplace to business practices with suppliers and customers. In an extensive implementation, the Code of Conduct was introduced to employees around the globe.

In a similar vein in Canada, Alcan voluntarily agreed to a code of international business practices, dealing with human rights, worker health and safety, community needs, and environmental responsibility. It also includes a commitment to conduct business with integrity.

PEOPLE DRIVE SUCCESS

People make the difference at Alcan. In the past year, we saw renewed emphasis on human resources development, linking training and education directly to the Company's strategic goals. Whether it was technical training or management development, the renewed vigour in training and education was highly visible throughout the year.

Action-learning and other advanced training techniques were incorporated in programs to make them more relevant and to maximize learning. This was especially apparent in the new Corporate Management Development Program where participants work in global teams on strategic issues and undergo individual development assessments.

Corporate training programs include sessions on Alcan's business environment and strategy, international competitiveness, leadership and management competencies for success.

The goal of all Alcan education programs is to build a partnership with each and every employee. By investing in its people, the Company reinforces its strengths. When this collective energy is combined with knowledge and determination, true partnerships are formed and the seamless organization becomes a reality.

CAPTION

As part of the entrepreneurship program at Ecole Saint-Pierre in Alma, Quebec, kindergarten students fabricate greeting cards from recycled paper made at their school. In Ouro Preto, Brazil, students benefit from the value of aluminum can collection activities.

Matching business principles with environmental and social responsibility is important to Alcan. The Company donated 775 acres of land to Nipissing University in Ontario for teaching, research and environmental conservation purposes.

In his third year of apprenticeship at Alcan Rorschach in Switzerland, Vincenzo Nicosiano learns about rotogravure printing from his trainer Willi Birrer. Currently 27 young people, having completed their compulsory schooling, are getting hands-on experience from a choice of eight different functions.

THE ALCAN GROUP'S* AT A GLANCE

*includes subsidiaries, related companies and divisions.


1997 HIGHLIGHTS

CUSTOMERS AND MARKETS
- Total fabricated and non-aluminum sales.

Containers and packaging
- $2.5 billion in sales.
- 43% of total sales.

Transportation
- $483 million in sales.
- 8% of total sales.

Electrical
- $579 million in sales.
- 10% of total sales.

Building and construction
- $952 million in sales.
- 17% of total sales.

Other markets
- $1.3 billion in sales.
- 22% of total sales.

FABRICATED PRODUCTS++
- Over 60 manufacturing plants in 11 countries.

Rolled products
- $3.9 billion (1,476 kt) in sales.++++
- Fabricated 276 kt of customer-owned metal.

Other fabricated products
- $1.2 billion (218 kt) in sales.

Total fabricated products
- $5.1 billion in sales.++++
- 2 Mt of aluminum fabricated in Alcan facilities.

METAL SUPPLY ++
(Smelting and Power)
- 13 smelters in 4 countries with 1.6 Mt of annual capacity.
- 7 recycling plants in 4 countries with 692 kt of annual capacity.

Purchased ingot and fabricated products
- 730 kt of primary ingot, 2 kt of secondary ingot and 40 kt of fabricated products purchased.

Primary production
- 1.4 Mt produced.
- $1.2 billion (661 kt) in ingot sales.+++

Secondary recycled aluminum
- 670 kt produced.
- 482 kt of scrap purchased.
- $135 million (82 kt) in ingot sales.
- $164 million (115 kt) in scrap sales.

ALUMINA AND CHEMICALS

(Raw Materials and Chemicals)
- 11 bauxite mines/reserves in 6 countries with 400 Mt of demonstrated reserves (in subsidiaries+ and related companies).

  12 alumina plants in 9 countries with 5.1 Mt of annual capacity (in subsidiaries+ and related companies).
- 8 specialty chemicals plants in 4 countries (including related companies).

In addition to the sales of bauxite, alumina and specialty chemicals indicated above, Alcan's non-aluminum products account for $224 million in sales.

Bauxite mining
- 11.5 Mt used (including related companies).
- $47 million in bauxite third-party sales.

Alumina refining
- 5.0 Mt produced (in subsidiaries+ and related companies).
- $311 million in alumina third- party sales.

Specialty chemicals
- $174 million in sales.

   + includes joint ventures, proportionately consolidated.+
  ++ excluding related companies.
 +++ also includes purchased ingot.
++++ excluding fabrication of customer-owned metal.

BUSINESS SECTOR REVIEW*

CUSTOMERS AND MARKETS
- Total fabricated and non-aluminum sales.
- The decline in revenues in 1996 was due to business divestments and lower prices.

Containers and packaging
End uses include beverage cans, household foil, foil dishes and containers, bottle closures and foil laminates for packaging applications.

Transportation
End uses include automotive structures, body panels and engine parts, wheels and radiators, aircraft structures, rail carriages, freight cars and ships.

Electrical
End uses include over-head transmission cable, cable wrap, condenser windings, underground distribution cable and heat sinks.

Building and construction
End uses include windows and doors, roofing and cladding, lighting poles and fixtures, structures and handrails.

Other markets
End uses include machinery, appliances, heat exchangers, wear components, synthetic marble and alumina chemicals.

FABRICATED PRODUCTS
- The decline in fabricated products revenues and shipments from 1995 to 1996 is largely attributable to the disposal of a number of downstream businesses.

Third-party sales and operating revenues
In 1997, volumes were up 10% but average prices were lower, principally due to weaker European currencies.

Total sector operating income
Profits from this sector more than doubled in 1997 with increased volumes and lower unit costs.

Fabricated products shipments
Shipments were up 10% in 1997, including a 16% increase in Europe.

METAL SUPPLY
(Smelting and Power)
- The decline in sales and operating revenues and operating income in 1996 from 1995 reflects the 16% reduction in LME prices.

Third-party sales and operating revenues
Both sales volume and average price realizations increased in 1997.

Total sector operating income
Improved earnings reflect higher metal prices.

Primary production
Continued improvements in process efficiencies resulted in increased output in 1997. Production in 1995 had been affected by a strike in Quebec.


ALUMINA AND CHEMICALS
(Raw Materials and Chemicals)
- Because many alumina contracts are linked with the LME prices of aluminum, the decline in aluminum prices in 1996 also affected sales and operating revenues and operating income for alumina.

Third-party sales and operating revenues
Sales volume was up slightly in 1997 and prices were little-changed.

Total sector operating income
The improvement in profitability in the year arose primarily from reduced costs.

Alumina hydrate production
Alumina hydrate production reached its highest-ever level with new records achieved in Jamaica and Ireland from existing assets.

* excluding related companies.

STRATEGIC PRIORITIES AND OBJECTIVES

Alcan's ongoing strategic priorities are to continue the implementation of our Full Business Potential program, to maintain a proactive role in promoting aluminum as the material of choice and to aggressively seek out further opportunities to maximize shareholder value. In so doing, Alcan will exploit its global presence, continuing to work in close relationship with its select customers. We will focus on market growth and new market opportunities and continue to provide excellent service and premium quality products to our customers. The success of Alcan's strategy is clearly dependent upon the full participation of every employee towards these goals and the Company's ability to create a safe and healthy environment in which the full potential of each employee can be realized. The following are the strategic priorities and objectives by business sector aimed at maximizing shareholder value.

FABRICATED PRODUCTS

Strategic priorities
- Leverage Alcan's position as the world's largest producer of aluminum rolled products.
- Invest in those downstreambusinesses with superior returns.

Objectives
- To maintain a global supply position in the can sheet and lithographic markets.
- To develop an automotive sheet business for the 21st century.
- To maintain the leading position in the South American rolled products market.
- To capture the value of Alcan's recent investments in rolled products operations in Europe.
- To invest in and grow the electrical cable business.

METAL SUPPLY
(Smelting and Power)

Strategic Priorities
- Grow the power and smelting business while remaining a low-cost producer.
- Retain our position as the world's largest aluminum used beverage can recycler.

Objectives
- To efficiently return to full capacity as market conditions permit.
- To achieve improved process efficiencies on existing assets through the implementation of best operating practices and technology applications.
- To develop and implement low-cost expansion/growth alternatives.
- To ensure a cost-effective stream of recycled aluminum to supplement our primary aluminum position.

ALUMINA AND CHEMICALS

Strategic Priorities
- Optimize Alcan's alumina and bauxite asset base while substantially reducing the cost of alumina.
- Achieve profitable growth in Alcan's chemicals business.

- Objectives
  To achieve best operating practices in alumina refining.
- To secure low-cost bauxite.
- To leverage existing assets.
- To pursue opportunities that strengthen Alcan's alumina position.

MANAGEMENT'S DISCUSSION AND ANALYSIS

AIMING FOR FULL BUSINESS POTENTIAL
* Maximizing the penetration of aluminum in existing end uses
* Seizing opportunities in emerging markets
* Reducing costs of raw materials and processing
* Fully developing our employees' potential

WORLD MARKET REVIEW

PRIMARY ALUMINUM

After only a small increase in Western World* demand for aluminum in 1996, the early part of 1997 saw a strong recovery as the customer destocking that had characterized much of 1996 was reversed. In North and South America and in Europe, industry demand continued to be strong throughout the year. In Japan, however, GDP growth was strong in the first quarter in anticipation of an increase in consumption tax, but this was followed by a sharp decline. As a result, Japanese aluminum demand grew in the first half but declined in the second half of the year to give total year-over-year growth of 2%, largely driven by higher exports resulting from the weaker yen. Despite this, and the financial crisis in Southeast Asia, which resulted in a slowing of growth in demand as the year progressed, total Western World primary aluminum demand is estimated to have increased over 6% to reach 18.9 million tonnes (Mt).

Primary aluminum production in the Western World increased some 4% in 1997 to
16.1 Mt with capacity additions in Australia and Nigeria as well as some restarts of idled capacity, primarily in Europe. At the end of the year, about 750 thousand tonnes
(kt) of capacity remained idle, representing 4.4% of total capacity. Expansions planned for 1998 are expected to add some 370 kt per year (kt/y) to capacity by the end of the year.

Exports of primary aluminum from the C.I.S. to the West remained at a similar level to 1996 at 2.6 Mt with little evidence of a revival in domestic demand. Chinese primary production is estimated to have increased 8% in 1997, resulting in a reduction in China's net imports from the previous year's level of 250 kt to an estimated 50 kt.

* Defined as the world excluding the Commonwealth of Independent States (C.I.S.), Eastern Europe and China.

Total inventories in the hands of primary aluminum producers and in London Metal Exchange (LME) warehouses declined over the year by 300 kt to a level of 3.8 Mt, equivalent to about 10.1 weeks of consumption.

Ingot prices increased during the first part of the year rising to a peak three-month LME price of $1,755 per tonne (/t) in the third quarter, to be followed by a decline to $1,558/t by year-end, close to the year's low point. The average price for the year was $1,620/t, an increase of $84/t over 1996 but well below the average for 1995 of $1,830/t.

WESTERN WORLD CONSUMPTION VERSUS ALCAN SALES

It is estimated that total Western World aluminum consumption in 1997 was 25.5 Mt, three-quarters of which was supplied from primary sources and the remainder from recycled metal. This represents an estimated increase of 5.4% over 1996.

Alcan's total shipments increased some 8.5% to 2.8 Mt with ingot shipments up 6% and a near 10% increase in shipments of fabricated products. Lower average prices for fabricated products, resulting from the translation of weaker European currencies, and product mix changes, however, meant that revenues increased only 2% over the 1996 level.

The transportation market consolidated its position as the largest market for aluminum with a 7.4% increase to 6.8 Mt. This resulted from strong production of light vehicles, up over 4% globally, and the continuing increase in aluminum penetration. Alcan's revenues from this market increased some 6% in 1997.

The containers and packaging market increased an estimated 3.4% to consume
4.8 Mt of aluminum. Can sheet demand recovered from the decline seen in 1996 to return to the peak levels seen in 1995. In the U.S., can shipments surpassed the 100 billion mark for the first time and very strong growth continued to be exhibited in South America. Despite higher can sheet volumes, Alcan's revenues declined slightly in this market due to soft prices for flexible packaging in Europe and the effect of weaker European currencies when revenues are translated into dollars.

Building and construction also posted a healthy gain, rising 3.9% to a level of 5.1 Mt, with strong growth from Europe and North America offset by a decline of over 5% in Japan. Alcan's consolidated revenues from this sector were up 4.5%, primarily in Europe and North America.

Consumption of aluminum in the electrical market was up 6.4% in 1997, reaching 2.2 Mt, more than reversing a small decline in the previous year. Alcan's revenues from this market were unchanged. Strong growth in North America offset the reduction that arose from divestment of a business in South America.

Other markets include machinery and equipment, durable goods and other smaller end-use markets. Total aluminum consumption in these markets rose some 5.6% reflecting generally buoyant economic conditions. Alcan's sales revenues in this category, which include sales of aluminum ingot and alumina, were unchanged. Higher alumina volumes and flat prices were offset by the effect of the divestment of businesses in 1996.

RESULTS OF OPERATIONS

(millions of US$)                                  1997     1996     1995
Net income before
 extraordinary item                                 468      410      543
Extraordinary gain (loss)                            17       -      (280)
Net income                                          485      410      263

Alcan reported consolidated net income for 1997 of $485 million after an extraordinary gain of $17 million arising from the sale of a portion of a contract to supply power to B.C. Hydro, net of additional write-downs of remaining Kemano Completion Project (KCP) assets. As part of the settlement of the dispute regarding the cancellation of KCP, the Company was able to sell to a third party the right to supply power to B.C. Hydro under an ongoing contract. Details of the settlement of the KCP dispute can be found on page 33. Also included in the 1997 income was a net after-tax gain of $6 million comprising a favourable tax adjustment relating to prior periods of $26 million, and a net gain on the sale of businesses of $10 million. This was partly offset by a $30-million provision in respect of contract losses and restructuring at the Company's Japanese affiliate.

For 1996, consolidated net income was $410 million including net after-tax charges of $23 million relating to restructuring and early retirement of debt, offset by gains on business disposals and prior-period tax adjustments.

Net income for 1995 was $263 million after an extraordinary loss of $280 million after tax for the write-down of the Company's investment in KCP. In addition, there was a net adverse impact of $61 million, the largest item being the effect of a labour strike at the Company's operations in Quebec.

In 1997, the Company launched a program of measures aimed at achieving the full business potential of each of its operating units. A target was sezt to improve after-tax profitability by $300 million over a three-year period, beginning in 1997. By the end of the year, the Company is approximately one-third of the way to achievement of this goal. Improvements totalling $160 million before tax have been achieved. In the raw materials sector, gains of $40 million have been made through cost reductions and increased production volume. In fabricated products, improvements totalled $120 million, principally from higher capacity utilization, $80 million of which arises in Europe and the remainder in North America. The full impact of these achievements is not visible in the 1997 results due to non-recurring costs associated with the program. These include pot relining costs at the Company's Lynemouth smelter in the U.K. and expenses related to information technology and systems.

REVENUES

Sales and Operating Revenues, at $7,777 million, were 2% higher than in 1996 but 16% below the 1995 level. Sales volumes were 8.5% higher than in 1996, but average price realizations for fabricated products were sharply lower at $2,999/t compared to $3,279/t in 1996 and $3,557/t in 1995. This reflects the impact of weaker European currencies when translated into U.S. dollars as well as changes in product mix due to the sale of certain downstream businesses. The decline compared to 1995 reflects lower prevailing metal prices and the disposal of businesses with higher average prices and correspondingly higher manufacturing costs.

Other income, which comprises interest income and other non-operating gains, amounted to $88 million in 1997 compared to $75 million and $100 million in 1996 and 1995, respectively. Other than interest received on surplus cash, the main items included in this category were gains on the disposal of downstream businesses.

COSTS AND EXPENSES

Despite higher sales volumes, cost of sales and operating expenses increased only 1.5% in 1997 and this followed a decline of 18% in the previous year. The improvement in unit costs is due to increased capacity utilization, lower European costs in dollar terms and some change in product mix, offset in part by higher cost and increased volume of purchased metal. The decline in 1996 was due primarily to the impact of business disposals and lower metal purchases.

(kt)                                                     1997     1996     1995
Purchases of aluminum
 Ingot products                                           732      509      789
 Scrap                                                    482      446      509
 Fabricated products                                       40       48       67
                                                        1,254    1,003    1,365

Purchases of aluminum increased in 1997 to 1,254 kt to support increased sales. Average prices for ingot on the LME were $1,620/t in 1997 compared to $1,536/t in 1996 and $1,830/t in 1995.

Depreciation expense at $436 million in 1997 compares to $431 million in 1996 and $447 million in 1995. The decline in 1996 over 1995 reflected business disposals.

Selling, administrative and general expenses increased 5% in 1997, to $444 million, following six consecutive years of decline. The increase is due primarily to expenses totalling $46 million incurred in renewing and updating information technology systems. These expenses are expected to continue at similar levels in 1998 and to decline thereafter.

Research and development expenses were $72 million in 1997, little changed from 1995 and 1996. The stable level of spending over the last three years reflects the full alignment of R & D activities with the technology needs of the Company's core businesses: principally raw materials, smelting and rolling. Alcan continues to maintain a strong effort in developing automotive aluminum materials and technology. Additionally, there are currently several process optimization initiatives aimed at assisting in the achievement of full business potential. In 1998, research and development expenditures are expected to increase moderately.

INTEREST COSTS

(millions of US$)                    1997         1996         1995
Interest expense                      101          125          204
Interest capitalized                    2            -            2
Total interest costs                  103          125          206
Effective average interest rate       6.9%         7.3%         8.2%

Alcan's interest expense continued its declining trend in 1997. Interest expense fell by 19% in the year to $101 million. From its peak of $254 million in 1992, the Company's interest expense has now fallen by $153 million or 60%. The decline reflects Alcan's debt reduction program over this period and the benefit of falling interest rates. The pre-tax interest expense coverage ratio continued to improve to 7.4 times from 5.6 times in 1996 and 4.8 times in 1995.

INCOME TAXES

Income taxes of $258 million for 1997 represent an effective tax rate of 34%, little- changed from 1996, versus a composite statutory rate of 40%. The difference in the rates is due primarily to investment and other allowances, the realization of previously unrecorded tax benefits on losses, as well as favourable adjustments for prior periods. In 1995 there was little difference between the two rates.

Income taxes for the years 1988 to 1991 have been reassessed by the Canadian tax authorities. Most of the additional taxes and interest claimed related to transfer pricing and are recoverable in other countries. Any unrecoverable amounts are covered by existing provisions.

EQUITY COMPANIES

Alcan's share of the losses of equity-accounted companies was $33 million compared to $10 million in 1996 and $3 million in 1995. The increased losses arise from a restructuring and contract loss provision at Alcan's 45.6%-owned related company in Japan, Nippon Light Metal Company, Ltd. (NLM).

PRODUCT SECTOR REVIEW

The following information is reported by major product sector viewing each sector on a stand-alone basis. Transactions between sectors are conducted on an arm's-length basis and reflect market prices. Thus, profit on all alumina produced by the Company, whether sold to third parties or used in the Company's smelters, is included in the raw materials and chemicals sector. Similarly, income from primary metal operations includes profit on metal produced by the Company, whether sold to third parties or used in the Company's fabricating operations. Income from the fabricated products sector represents only the fabricating profit from rolled products and downstream businesses. Additional product sector information is presented in note 21 to the financial statements.



RAW MATERIALS AND CHEMICALS OPERATIONS

(millions of US$)                    1997         1996         1995
Sales and operating revenues
     Third parties                    536          529          618
     Intersector                      520          507          555
Operating income                      125           95          203
Shipments - third parties (kt)
     Smelter - grade alumina        1,679        1,585        1,325
Alumina hydrate production (kt)     4,727        4,536        4,209

Profits for the sector rose substantially over the prior year. The main contributing factors were lower production costs and a small increase in volume. Prices for third-party sales of alumina remained at similar levels to 1996.

Unit production costs fell significantly in 1997. The decrease was largely attributed to lower raw materials prices for caustic soda and purchased bauxite coupled with cost reduction efforts towards achievement of the full business potential.

BAUXITE

Through subsidiaries and related companies, Alcan has approximately 400 Mt of demonstrated bauxite reserves, more than sufficient to meet its needs for the next 30 years. The Company also has access to additional resources to meet its needs beyond this period.

During 1997, significant progress was made in Australia towards securing a low-cost bauxite supply for the Company's share in the Queensland Alumina Limited refinery for the year 2000 and beyond. Early in 1998, agreement was reached with Comalco Limited for integrated mining of Alcan's Ely bauxite with Comalco's reserves. This will achieve significant economies of scale and provide Alcan with low-cost bauxite. In addition, initiatives to increase equity and expand a mine in Ghana were launched.

ALUMINA

Alumina hydrate production reached 4.7 Mt in 1997, a 4% increase over 1996 and the highest level ever for the Company. Aughinish Alumina Limited in Ireland and Alcan Jamaica Company in Jamaica achieved record production levels. Third-party sales rose 6% to almost 1.7 Mt.

CHEMICALS

Operating results for the year were lower than in 1996, mainly in Europe where the strengthening of the pound sterling, particularly against continental European currencies, reduced profit margins. Considerable progress has been made towards improving Alcan's position in the specialty alumina chemicals markets and capacity expansions have been undertaken for these higher value-added products.

PRIMARY METAL OPERATIONS

(millions of US$)                          1997          1996          1995
Sales and operating revenues
  Third parties                           1,531         1,472         1,612
  Intersector                             1,530         1,653         2,286
Operating income                            589           519           701
Shipments (kt)
  Primary aluminum
  Third parties                             661           592           549
  Intersector                               891         1,008         1,193
Primary production (kt)                   1,429         1,407         1,278

Operating profits for the primary metal sector rose in 1997 to reflect higher average aluminum ingot prices. Profits for this sector arise not only from third-party sales but also from the sale of metal at market prices to the Company's fabricating operations. The average realized price on third-party sales of primary ingot was $1,803/t against $1,721/t in 1996 and $2,057/t in 1995.

Alumina is transferred from the Company's raw materials operations to its smelters at market prices. Alumina prices were little-changed in 1997 from 1996 and still somewhat lower than in 1995. Alcan's average cost of production of primary aluminum (mainly in the form of extrusion billet and sheet ingot), including alumina at market prices, was $1,352/t in 1997 versus $1,328/t in 1996 and $1,336/t in 1995. The principal reason for the increase in 1997 was the cost of refurbishing the idle potline at the Lynemouth smelter in the United Kingdom in preparation for restart when market conditions allow. This project will be completed in the first half of 1998.

PRIMARY PRODUCTION

Primary metal production in 1997 was slightly higher than the 1996 level due to improved performance in Canada and increased water availability at the Company's hydroelectric power plant in Scotland. Production in 1995 had been adversely affected by about 75 kt due to a strike at the Company's Quebec smelters.

Alcan continues to have approximately 134 kt/y, or 8%, of its total rated capacity temporarily idled. This capacity will be restarted only when warranted by industry conditions. Alcan restarted 22 kt/y of capacity at its smelter in Kitimat, British Columbia, in November 1997. This restart was one element of a legal agreement with the government of British Columbia to settle the outstanding issues related to the government's rejection of the Kemano Completion Project. This 1997 B.C.-Alcan settlement agreement also provides for replacement electricity, at attractive prices, to power a potential future expansion of the Kitimat smelter, as well as improvements to an existing electricity sale agreement. Further details are given on page 33.

In Quebec, the environmental review and community consultation processes relating to the proposed 375-kt/y smelter at Alma have been successfully completed. In February of this year, the Company announced its decision to proceed with the project. Construction will commence in early March of 1998, and the first metal will be produced in the fall of 2000.

A new two-year power contract was negotiated for the Aratu smelter in Brazil. Also in Brazil, flooding temporarily affected production at the Ouro Preto smelter. In the U.S., Alcan has made progress in its efforts to find an acceptable solution to the economic problems of the power supplier to the Sebree, Kentucky, smelter. At Lynemouth in the U.K., a two-year capital program to upgrade and refurbish the closed potline is nearing completion.

In October, Alcan announced the formation of a team to conduct a feasibility study on a proposed 225-kt/y expansion of its Kitimat smelter in northern British Columbia. A month later, a memorandum of understanding was signed with the China National Non-Ferrous Metals Industry Corporation for a feasibility study related to the potential construction of an aluminum smelter and power station in Shanxi province, China. The results of both of these feasibility studies are expected in the next 15 to 18 months.

SECONDARY PRODUCTION

In addition to its used beverage can recycling operations, which are included in the fabricated products sector, Alcan recycles other forms of aluminum scrap at four facilities in Italy, Thailand, the U.K. and the U.S. that have a total capacity of 192 kt/y. Third-party sales, primarily of foundry alloys for the automotive industry, were 82 kt in 1997 compared to 119 kt in 1996 and 124 kt in 1995. The decline in 1997 arises from the sale, late in 1996, of the Company's facility at Guelph, Ontario. These secondary smelters also produce rolling ingot for use in the Company's own fabricating operations.

FABRICATED PRODUCTS OPERATIONS

(millions of US$)                          1997        1996        1995
Sales and operating
  revenues                                5,693       5,593       6,983
Operating income                            290         127         346
Shipments (kt)                            1,694       1,539       1,733
Fabrication of
 customer-owned metal                       276         258         225
Total volume                              1,970       1,797       1,958

Alcan's fabricated products volumes, including fabrication of customer-owned metal, rose 10% in 1997 to a record level of just under two million tonnes, more than compensating for the 1996 fall that was due mainly to the divestment of downstream businesses. As well as enjoying strong market conditions in Europe and North America, the Company achieved an increased share of a number of important markets. Adjusting for the impact of divestments, fabricated products sales have grown at a compound annual rate of 11% since 1993.

Operating income, at $290 million, was more than double the 1996 level as a result of higher volumes and the impact on margins of increased capacity utilization.

ROLLED PRODUCTS

Following capacity expansions in North America and Europe in recent years, Alcan's focus in these regions has been to consolidate its position as the world's largest producer of rolled aluminum products. Total rolled products volume, including conversion of customer-owned metal, rose to 1,752 tonnes, an increase of 12% over 1996. Sales revenue increased 7% to $3,894 million, the lower percentage gain reflecting lower realizations primarily due to weaker European currencies. Rolled products shipments were 1,476 kt compared to 1,304 kt in 1996 and 1,337 kt in 1995. The average realized price of $2,637/t was down from $2,797/t in 1996 and $2,950/t in 1995. The 1997 decline was attributable to the lower dollar realizations on translation of European sales.

In North America, total demand increased some 5% and Alcan's shipments were up slightly more at 5.7%. The beverage can market grew by some 1.6% with can sheet shipments up about 2% over 1996. Alcan's shipments into domestic can sheet markets increased over 5% indicating a gain in market share. Distributor markets were also strong with industry demand up over 10% and Alcan increasing its shipments by 36%. This was offset to some degree by a reduction in the Company's shipments of building sheet. Capacity utilization was approximately 90%.

The European rolled products market recovered from its decline in 1996 to grow by an estimated 6.5% in the year, reflecting stronger economic conditions in all the major economies and a reversal of the customer destocking that occurred in 1996.

Alcan's European rolling operations increased shipments by 16% with improved market share and higher exports. This sales growth was broadly-based, with the most significant increases being in foil stock, can body stock, lithographic sheet and painted products. German foil markets were particularly competitive so, despite a significant increase in sales volumes, revenues were insufficient to prevent a decline in profitability of those businesses. Higher sales volumes have led to most plants operating at their manned capacity during 1997, although there is still further potential for increased volumes, particularly at Nachterstedt in eastern Germany where the program to modernize and expand the plant has now been completed.

In South America, rolled products consumption continued to be led by can sheet, which grew 45% in 1997 with the start-up of several new canning lines. During the year, Alcan commenced a project to expand capacity at its Pindamonhangaba, Brazil, rolling mill from 100 kt to 280 kt and to build a used beverage can recycling facility. This mill is the only rolling mill in South America capable of producing can sheet.

AUTOMOTIVE

During the year, Alcan continued to make significant gains in growing its automotive sheet business capturing a majority of the autobody sheet business in North America. Alcan is now the leading supplier of these products to North American automotive manufacturers.

Ford Motor Company showcased its impressive Project 2000 PNGV (Partnership for a New Generation of Vehicles) car to the public at the end of 1997. Produced under a joint auto industry and U.S. government initiative aimed at the development of fuel-efficient and environmentally-friendly cars, the vehicle improves fuel consumption to 63 m.p.g. and achieves a 53% mass reduction in the body structure. As a full development partner, Alcan, with its Aluminum Vehicle Technology, helped Project 2000 produce the lightest mid-sized vehicle in the world at just 2,000 lbs.

The Ford Project 2000 and General Motors' EV1 (electric vehicle) programs bear witness to the growing importance the automotive community is placing on delivering earth- friendly, fuel-efficient vehicles for the next generation of consumer transportation. Aluminum is positioned to play a key role in helping the automakers achieve these goals. Alcan's strategic initiatives have put the Company in a strong position to benefit from these growth opportunities.

OTHER FABRICATED PRODUCTS

Sales of other fabricated products have declined in recent years as a result of the divestment of non-strategic downstream businesses, most of which was completed by 1996. Shipments in 1997 were 218 kt compared to 235 kt in 1996 and 396 kt the year before. Sales revenues were also lower, at $1,187 million, compared to $1,404 million in 1996 and $2,219 million in 1995. Average price realizations were $5,445/t compared to $5,946/t and $5,611/t respectively in the two previous years. The 1997 decline arose largely in Europe where currencies were substantially lower against the U.S. dollar.

Alcan's North American cable business achieved further growth in the year. Demand for overhead transmission cable and service cable increased moderately, but building wire exhibited major growth resulting in near-record shipments and increased profitability. It is expected that this trend will continue in 1998.

Alcan's architectural products business faced highly competitive business conditions in France but performed well in other markets.

RECYCLING ACTIVITIES

Alcan's North American used beverage can (UBC) recycling plants again increased output by 7.5%, to a record level of 18.5 billion UBCs processed, of which over
2.1 billion were collected by Alcan in Canada. In the U.K., where Alcan has the only UBC recycling facility, the rate of beverage can recycling continued to increase.

In Brazil, as part of Alcan's expansion of can sheet capacity, a new UBC recycling operation was commissioned in February of 1998.

GEOGRAPHIC REVIEW

The improvement in earnings in most geographic regions that was seen towards the end of 1996 continued into 1997, as customer destocking was reversed and economic activity accelerated. The effects of the economic crisis in Asia and slowdown in Japan were felt in the second half of the year.

Net income data included in this Geographic Review relate to Alcan's operations in each region, whereas the shipment data are classified according to third-party customer location. Net income, presented below, does not reflect the prior year tax reassessment in Canada and related recovery from other jurisdictions.

CANADA

                                      1997      1996      1995
                                          (millions of US$)
Net income*                           245       175       216
Net income excluding
    special items*                    219       188       231
Shipments (kt)
    Ingot products                    101       120       120
    Fabricated products               110       120       112

* Net income in 1995 and 1997 is before extraordinary items. Special items include: 1997 prior year tax adjustments, 1996 rationalization expenses and loss on early retirement of debt, and 1995 loss on early retirement of debt.

Earnings from Canadian operations improved in 1997 to reflect higher aluminum ingot prices but remained below the 1995 level. Ingot prices in 1995 were substantially higher than in 1996 and 1997. Income for 1995 was adversely affected by some $70 million by a labour strike in Quebec. The Canadian economy remained robust in 1997, with low interest rates spurring pent-up demand. Domestic aluminum consumption recovered in the year to increase by 4% following a 1% decline in 1996.

Expansion of aluminum smelting operations in Canada is planned. In February 1998, the go-ahead was given for a 375-kt smelter at Alma, Quebec. Also, a feasibility study is under way on a possible 225-kt expansion in British Columbia.

UNITED STATES

(millions of US$)                                      1997    1996    1995
Net income                                             136      70     123
Net income excluding
 special items*                                        136      72      99
Shipments (kt)**
 Ingot products                                        379     380     380
Fabricated products                                    905     874     918

* Special items include: 1996 loss on sale of business and tax write-backs, and 1995 gain on sale of a business.
** Includes fabrication of customer-owned metal.

Net income in the U.S. almost doubled in 1997 principally due to the strong increase in fabricated products sales volume.

The U.S. economy continued at a strong, steady pace and total aluminum consumption was up 6.3% after a flat year in 1996. High levels of vehicle production and construction activity were key drivers of growth, and can sheet demand was better than expected with higher can volumes and a slowing in the rate of downgauging. The aluminum cable market was also robust with a good financial performance from Alcan Cable.

SOUTH AMERICA

(millions of US$)                                      1997    1996    1995
Net income                                              27      42      15
Net income excluding
 special items*                                         17      29      15
Shipments (kt)
 Ingot products                                         27      21      13
 Fabricated products                                   146     153     133


* Special items include: 1997 and 1996 gain on sale of businesses.

South America reported operating results lower than in 1996, largely due to divestments. This resulted in a change in product mix with a higher proportion of shipments in the form of primary metal. Adjusted for divestments, fabricated products shipments increased by 18% in 1997.

Despite very high real interest rates introduced in Brazil to protect the currency in the wake of the Asian crisis, aluminum demand in the region grew by about 10% in 1997, driven principally by can sheet. Strong regional growth is expected again in 1998.

An expansion of Alcan's Pindamonhangaba rolling mill from 100 kt to 280 kt with associated UBC recycling capacity is under way, with the increased capacity becoming available in stages in 1998 and 1999.

EUROPE

(millions of US$)                                        1997    1996    1995
Net income                                                55      21     161
Net income excluding
 special items*                                           55      26     161
Shipments (kt)**
 Ingot products                                          106      89      95
 Fabricated products                                     726     630     756


* Special items include: 1996 rationalization expenses and tax write-backs. ** Includes fabrication of customer-owned metal.

Net income from European operations was sharply higher in 1997 due to a 16% increase in fabricated products sales volume, offset in part by pressure on profit margins in some markets.

All the major European economies experienced better economic conditions in 1997 than in the previous year. Aluminum consumption rebounded from the drop in 1996 to record growth estimated at 6.5%, led principally by the building, transportation and can sheet markets. Alcan's shipments significantly exceeded the market gains with sales volume up 16%, indicating an increased share in many markets, as well as increased exports. Most European currencies weakened against the U.S. dollar. It was not possible to pass on the resultant local-currency increase in purchased metal costs to customers immediately, leading to downward pressure on profit margins, especially during the early part of the year.

Shipments from German operations were up 24%, with increased exports helped by the weaker Deutschmark. Foil markets were subject to increased competitive pressure, resulting in a decline in earnings from those businesses. Utilization of the newly expanded capacity at Norf and Nachterstedt improved during the year.

In the U.K., the volume increase was more modest, at 4%, partly due to the stronger pound sterling impacting export sales, and partly to production constraints in the early part of the year. The refurbishment of the idled potline at the Lynemouth smelter is near to completion and will allow the restart of 66 kt of annual capacity when market conditions permit. Exceptional costs of $18 million after tax are included in respect of this project.

Sales volumes from Alcan's operations in Italy were up 17% with strong sales of painted sheet products.

In France, conditions in the building systems market continued to be highly competitive, while the overseas business of Alcan France performed well in most markets.

The alumina refinery in Ireland maintained its low conversion costs and achieved its highest-ever production volume.

ASIA AND PACIFIC


                              1997      1996       1995
                                  (millions of US$)
Net income (Loss)              (1)       13         43
Net income excluding
    special items*             29        25         43
Shipments (kt)
    Ingot products            245       199        193
    Fabricated products        76        13         32

* Special items include: 1997 construction contract losses and rationalization expenses, and 1996 rationalization expenses.

Income, excluding special items, from this region was little changed in the year, but the second half was marked by a deterioration in business conditions. The increase in fabricated products shipments reflects the consolidation for the full year of operations in Malaysia and Thailand following the restructuring of Alcan's investments in the region in 1996, as well as increased exports into the region. In the third quarter, a charge to net income of $30 million was made in respect of construction contract losses and restructuring costs at the Company's 45.6%-owned related company in Japan, Nippon Light Metal Company, Ltd. (NLM).

Aluminum consumption grew by an estimated 3% in the region in 1997 but the trend reversed sharply with strong growth in the first half of the year and a decline in the second half. The outlook for 1998 remains uncertain.

In Japan, a consumer boom in the first quarter ahead of an increase in consumption tax was followed by a severe downturn in demand with the construction market particularly badly affected. Alcan's affiliate, NLM, experienced a sharp drop in shipments to the building market and its building products subsidiary is undergoing a major rationalization program. In addition, a number of other restructuring and divestment measures are being initiated.

For Alcan's fabricating businesses in Southeast Asia, it was a difficult and challenging year. The financial crisis, which hit the region in the second half of 1997, saw currencies plunge and demand for aluminum products fall. In Thailand, business was particularly hard hit by a collapse in large-scale construction activity. In Malaysia, lower profits mainly reflected reduced demand for sheet products. With this tough environment foreseen to continue in 1998, Alcan's businesses in the region are focusing on export opportunities, cost reduction, and working capital management.

In Australia, earnings from alumina sales improved in 1997 to reflect higher alumina prices.

Indian aluminum demand growth was lower than in recent years at about 3%. At Indian Aluminium Company, Limited (Indal), 34.6%-owned by Alcan, prices and margins were under pressure due to competitors' capacity expansions. Accordingly, cost reduction and improved asset utilization have emerged as key priorities for Indal.

OTHER AREAS

                         1997      1996       1995
                             (millions of US$)
Net income               35        31         39
Net income excluding
    special items*       35        35         39
Shipments (kt)
    Ingot products       --         1         --
                          7         7          7

* Special items in 1996 were mainly rationalization expenses.

Activities in other areas include raw materials operations in Jamaica, Guinea and Ghana, and trading, shipping and insurance activities in Bermuda. Alcan also sells metal in other parts of the world such as the Middle East and Africa.


LIQUIDITY AND CAPITAL RESOURCES

Cash generation in 1997 was slightly ahead of the previous year reflecting the improvement in profitability. Calculated by taking the net income for the year and adding back depreciation and deferred income taxes, cash generation was $913 million compared to $856 million in 1996 and $1,164 million in 1995.

Net operating working capital requirements increased $125 million in 1997, following a $63-million decline the previous year. This was entirely due to higher sales volumes with tight working capital management reflected by a fall in the number of days' sales in working capital.

Following reassessment of income taxes relating to prior years, an amount of $134 million was paid to the Canadian authorities to prevent the further accrual of interest. Most of this is recoverable from other jurisdictions and has, accordingly, been included in deferred receivables.

Disposal proceeds from the sale of non-strategic businesses and other assets were $54 million, sharply lower than the 1996 level of $660 million as the divestment program reached its conclusion.

Total borrowings were little changed during the year, following the substantial debt repayments and preference share redemption of the preceding year. Cash and time deposits increased $62 million in 1997, reaching a level of $608 million at year-end. The ratio of total borrowings to equity was unchanged from the previous year at 23:77 which compares to 29:71 at the end of 1995. The ratio improves further, to 16:84, when adjusted for surplus cash reserves.

INVESTMENT ACTIVITIES

Capital investment in the year was $641 million, an increase from $482 million and $441 million in 1996 and 1995, respectively. On an ongoing basis, approximately $450 to $500 million is required annually to maintain the integrity and competitiveness of the Company's assets. Additional expenditures in 1997 related primarily to the refurbishment and upgrade of the Lynemouth smelter in the U.K. and the expansion of rolling capacity in Brazil.

In 1998, projects, other than to maintain existing assets, include the continuation of the rolling mill expansion project in Brazil, with approximately $150 million expenditure planned in the year. The Alma smelter project in Quebec, commencing in March 1998, will entail an investment of $1.6 billion over a three-year period. In addition, the Company intends to bid, in partnership with Aluminum Company of America, for 70% of the state- owned aluminum assets in Venezuela that are being privatized in 1998. If successful, Alcan would have an effective 28% share of those assets.

The program of divestment of non-strategic businesses was largely completed by early 1997. Over a three-year period, the Company made a number of disposals in Canada, the U.S., the U.K., Australia and South America which generated proceeds of $1.25 billion, used mainly to repay debt.

Financing Activities

Total borrowings at the end of 1997 were unchanged from 1996 at $1.5 billion and $470 million less than in 1995. Alcan's debt to equity ratio of 23:77 is the lowest in the Company's history and positions Alcan well to take advantage of attractive investment opportunities as they become available.

The quarterly common share dividend was maintained at 15 cents per share in 1997 compared to 1996. The dividend was increased from 7.5 cents to 15 cents per share in 1995. Total dividends paid to common shareholders were $136 million in 1996 and 1997 compared to $101 million in 1995. Preference share dividends were $10 million versus $16 million in 1996 and $24 million in 1995.

Cash reserves totalled $608 million at the end of the year compared to $546 million and $66 million at the end of 1996 and 1995, respectively. In addition, the Company continues to have a $1 billion global, multi-year and multi-currency credit facility with a syndicate of major international banks. At December 31, 1997, no funds had been borrowed under this facility and the full amount was available. The Company's investment grade credit rating also provides Alcan with ready access to global capital markets through the issuance of debt and equity instruments.

The Company expects that cash generated from operations, combined with the above resources, will be more than sufficient to meet the cash requirements of operations, planned capital expenditures and dividends. Existing resources, and liquid capital markets also provide ample liquidity to meet unforeseen events.

KEMANO COMPLETION PROJECT

In the third quarter of 1995, the Company wrote down its investment in the Kemano Completion Project (KCP), following the project's cancellation by the British Columbia government. After estimated disposal proceeds and site restoration costs, the amount of the write-down was $420 million, resulting in an extraordinary loss of $280 million on an after-tax basis.

In early 1997, Alcan filed, in the British Columbia Supreme Court, a writ of summons naming the province of British Columbia as defendant in a lawsuit for damages arising from the government's rejection of KCP. The Company continued negotiations with the Province and, on August 5, 1997, a final settlement agreement was signed that resolved the issues surrounding KCP.

The principal elements of the agreement were the provision of replacement power, which would be made available if Alcan were to expand its operations in British Columbia in the future, and the maintenance and enhancement of an existing contract whereby Alcan sells power to B.C. Hydro. Alcan also agreed to contribute to environmental improvements in the region. The agreement provided for the issuance by the Province of Alcan's final Water Licence and Permit of Occupation.

The availability of replacement power restores to Alcan the opportunity of a low-cost smelter expansion in British Columbia. The Company believes that the settlement agreement is in the best interests of shareholders.

Following the settlement, the power sales contract was split and the right to sell 167 MW to B.C. Hydro, at the California-Oregon border, was sold to Enron Corp., a U.S.-based energy provider. The gain on this sale, net of the write-off of remaining KCP assets, amounting to $17 million, is one element of the settlement that is realized and quantifiable. Accordingly, it has been treated as an extraordinary gain.

ENVIRONMENTAL MATTERS

Alcan is committed to the continued environmental improvement of its operations and products. The Company has devoted, and will continue to devote, significant resources to control air and water pollutants, to dispose of wastes and to remediate sites of past waste disposal. Alcan estimates that annual environment-related spending, both capital and expense, will average about $190 million per year over the next several years and is not expected to have a material effect on its competitive position. While the Company does not anticipate a material increase in the projected level of such expenditures, there is always a possibility that such increases may occur in the future in view of the uncertainties associated with environmental exposures, including new information concerning sites with identified environmental liabilities and changes in laws and regulations and their application.

Included in total operating costs and expenses for the year are amounts for safeguarding the environment and improving working conditions in plants. In 1997, such expenses totalled $88 million. This amount was largely for costs associated with reducing air emissions and mitigating the impact of waste and by-products. In 1995 and 1996, these expenses totalled $76 million and $96 million, respectively.

Included in capital spending in 1997 was $84 million for environment-related projects. Such spending was largely on equipment designed to reduce or contain air emissions generated by Alcan plants. Spending in 1995 and 1996 was $53 million and $60 million, respectively.

RISKS AND UNCERTAINTIES

RISK MANAGEMENT

As a multinational company engaged in a commodity-related business, Alcan's financial performance is heavily influenced by fluctuations in metal prices and exchange rates. In order to reduce the associated risks, the Company uses a variety of financial instruments and commodity contracts. All risk management activities are governed by clearly defined policies and management controls. Transactions in financial instruments for which there is no underlying exposure are prohibited.

The decision whether and when to commence a hedge, along with the duration of the hedge, can vary from period to period depending on market conditions and the relative costs of various hedging instruments. The duration of a hedge is always linked to the timing of the underlying transaction, with the connection between the two constantly monitored to ensure effectiveness.

FOREIGN CURRENCY EXCHANGE

Exchange rate movements, particularly between the Canadian dollar and the U.S. dollar, have an important impact on Alcan's results. For example, on an annual basis, each US$0.01 permanent change in the value of the Canadian dollar has an after-tax impact of approximately $11 million on the Company's long-term profitability. Alcan benefits from a weakening in the Canadian dollar, but, conversely, is disadvantaged if it strengthens. In order to reduce the short-term volatility in costs arising from movements in exchange rates, Alcan hedges a substantial portion of its Canadian dollar exposure through the use of forward exchange contracts and currency options.

For further details, refer to note 16 of the financial statements.

From the beginning of 1998, following a change to the accounting standards of the Canadian Institute of Chartered Accountants on accounting for income taxes, the Company's deferred income tax liability is translated into U.S. dollars at current rates. The resultant exchange gains or losses are included in income. The impact of a US$0.01 movement in the value of the Canadian dollar on deferred income taxes is approximately $6 million.

ALUMINUM PRICES

Depending on market conditions and logistical considerations, Alcan may sell primary aluminum to third parties and may purchase primary and secondary aluminum, including scrap, on the open market to meet the requirements of its fabricating businesses. In addition, depending on pricing arrangements with fabricated products customers, Alcan may hedge some of its purchased metal supply in support of those sales.

Through the use of forward purchase and sale contracts and options, Alcan seeks to limit the impact of lower metal prices, while retaining the ability to benefit from higher prices. The Company may also, through a combination of hedging instruments, establish a range of sales prices for a certain portion of its future revenues.

Alcan estimates that on an annual basis, each $100 per tonne change in the price of aluminum has an after-tax impact of approximately $100 million on the Company's long-term profitability. For further details, refer to note 16 of the financial statements.

THE YEAR 2000 ISSUE

Alcan has a program which is well under way to examine and resolve Year 2000 issues as they affect the Company. The objective of the program is to ensure that the business-and process-related systems technology relied on by the Company accurately processes date-related data prior to, during and after, the year 2000. The program includes the assessment of hardware and software as well as coordination with third parties where electronic interaction is present. In the event that Year 2000 issues could not be resolved in a timely fashion, the Company could face potential business interruptions or delays. Alcan is therefore dedicating substantial resources to its program to permit an orderly transition through the year 2000. The Company has not completed its assessment of Year 2000 issues. Based on information to date, the costs of remediation and coordination are not expected to have a material adverse impact on the Company's financial condition.

CAUTIONARY STATEMENT

Statements in this report that describe the Company's objectives, projections, estimates, expectations or predictions of the future may be-looking statements' within the meaning of applicable securities laws and regulations. The Company cautions that such statements involve risk and uncertainty and that actual results could differ materially from those expressed or implied. Important factors that could cause differences include global aluminum supply and demand conditions, aluminum ingot prices and other raw materials' cost or availability, cyclical demand and pricing in the Company's principal markets, changes in government regulations, economic developments within the countries in which the Company conducts business, and other factors relating to the Company's operations, such as litigation, labour negotiations and fiscal regimes.

CAPTIONS

At left, Michel Villeneuve, smelting operator at Grande-Baie Works in Quebec, prepares for an anode change. The recent decision to proceed with the 375-kt/y Alma smelter project in Quebec is in keeping with Alcan's strategic priority to grow the power and smelting business, building on its low-cost position.

Aluminum's high strength-to-weight ratio, corrosion resistance, recyclability and especially, today's all-important energy management are reasons why automobile designers are choosing aluminum. Alcan, with its Aluminum Vehicle Technology, helped the Ford Motor Company produce the Project 2000-sized vehicle in the world at just 2,000 lbs.

Aluminum's inherently unique properties, its light-weight formability, strength-to-weight ratio as well as high recyclability and residual value make it the material of choice. Alcan, the world's largest producer of aluminum rolled products, is committed to solidifying aluminum's position in end-use markets such as transportation, and containers and packaging.

Throughout its worldwide operations, Alcan is committed to excellence in research and technology, raw materials, chemicals, casting ingot, extrusion billet, rolled products and downstream fabricated products. At the Petaling Jaya plant in Malaysia, Harun Sonder Ali removes ingots after casting.

Aluminum cans are, by far, the most recycled beverage container of any kind and Alcan is the world's largest can recycler. Aluminum's high salvage value contributes to the success of many fund-raising efforts and substantially covers the cost of community collection and recycling programs.

Alcan offers the technology and the metal to the automotive industry. Aluminum is used in fin stock for heat exchanger components as well as engine parts such as Alcan's high performance pistons made from advanced alloys for the latest low-emission engines.

Architects and designers are finding that aluminum's high strength-to-weight ratio, versatility, durability and decorative potential offer unique advantages over alternative materials.

For the packaging market, not only does aluminum provide superior barrier qualities, blocking out light, oxygen and moisture, it also offers graphic design possibilities as well as being economical, convenient and recyclable.

Aluminum's high electrical conductivity has long made it a material of choice. Alcan is a major supplier to all sectors of the electrical industry and has established growing relationships with power utilities, distributors and equipment manufacturers.


GRAPHICS

WESTERN WORLD PRIMARY ALUMINUM SUPPLY AND DEMAND
Production plus imports from C.I.S.

Shipments (seasonally adjusted)

Demand eased from the high levels at the beginning of the year, then rebounded in the fourth quarter. Supply increased steadily throughout the years.

THE ALUMINUM INVENTORIES AND INGOT PRICES
Total inventories (IPAI*, LME)

LME three-month prices

Inventories were declining for most of the year with prices trading in a narrow range before coming under pressure towards year-end, as the decline in Asian demand was left.

*International Primary Aluminum Institute

1997 WESTERN WORLD ALUMINUM CONSUMPTION BY END-USE MARKET (25.5 million tonnes)

9%  Electrical

19% Containers and packaging

20% Building and construction

26% Transportation

26% Other

NUMBER OF EMPLOYEES
Adjusted for business acquisitions and disposals (at year-end)

Productivity improved in 1997, as 10% more fabricated products shipments were achieved with a similar number of employees.

thousands

1993 - 34.1
1994 - 33.0
1995 - 33.1
1996 - 32.7
1997 - 32.9

ALCAN'S 1997 FABRICATED AND NON-ALUMINUM SALES BY MARKET (US$5.8 billion)

10% Electrical
43% Containers and packaging
17% Building and construction
8% Transportation
22% Other

ALUMINUM SHIPMENTS AND PURCHASES
kt

Ingot products*
1993 - 887
1994 - 897
1995 - 801
1996 - 810
1997 - 858

Fabricated products**
1993 - 1,651
1994 - 1,952
1995 - 1,958
1996 - 1,797
1997 - 1,970

Total purchases
1993 - 865
1994 - 1,350
1995 - 1,365
1996 - 1,003
1997 - 1,254

*  Includes primary and secondary ingot and scrap.
** Includes products fabricated from customer-owned metal.

Higher total shipments in 1997 resulted in an increase in third-party purchases of aluminum.

1997 ALUMINUM SHIPMENTS BY REGION

Western World consumption
North America - 38%
South America - 4%
Europe - 27%
Asia and Pacific - 30%
Africa - 1%

Alcan Group Shipments (includes Alcan's share of released companies) North America - 53%
South America - 6%
Europe - 29%
Asia and Pacific - 12%
Africa - 0%

TOTAL BORROWINGS AND EQUITY (AT YEAR-END) millions of US$

Total borrowings
1993 - 2,652
1994 - 2,485
1995 - 1,985
1996 - 1,516
1997 - 1,515

Equity (includes minority interests and preference shares)
1993 - 4,519
1994 - 4,689
1995 - 4,863
1996 - 4,937
1997 - 5,117

ratio

Ratio of total borrowings to equity
1993 - 37:63
1994 - 35:65
1995 - 29:71
1996 - 23:77
1997 - 23:77

Alcan's borrowings-to-equity ratio remained at a healthy level in 1997 despite the working capital requirements of increased volume. Adjusted for surplus cash at year-end, the ratio was 16:84.

CASH FLOWS
million of US$

Sales of assets and investments
1993 - 31
1994 - 427
1995 - 168
1996 - 660
1997 - 54

Cash from operating activities
1993 - 444
1994 - 65
1995 - 1,044
1996 - 981
1997 - 719

Dividends paid
1993 - 85
1994 - 88
1995 - 125
1996 - 152
1997 - 149

Capital expenditures
1993 - 370
1994 - 356
1995 - 441
1996 - 482
1997 - 641

Cash generation remained in excess of capital expenditure and working capital requirements. Debt levels were unchanged and cash reserves increased to $608 million.

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


Jacques Bougie,               Suresh Thadhani,
Chief Executive Officer       Chief Financial Officer

February 12, 1998

OECD GUIDELINES

The Organization for Economic Cooperation and Development (OECD), which consists of 24 industrialized countries including Canada, has established guidelines setting out an acceptable framework of reciprocal rights and responsibilities between multinational enterprises and host governments.

Alcan supports and complies with the OECD guidelines, and the Company's own statement, Alcan, Its Purpose, Objectives and Policies, is consistent Xwith them. This statement, first published in 1978, has been distributed in 11 languages to Alcan employees worldwide to strengthen the awareness of the basic principles and policies which have guided the conduct of Alcan's business over the years.

The statement of Alcan's purpose, objectives and policies, the Company's annual information form and its 10-K report are all available to shareholders on request. The latter two documents contain a complete list of significant Alcan Group companies worldwide.


AUDITORS' REPORT

TO THE SHAREHOLDERS OF ALCAN ALUMINIUM LIMITED

We have audited the consolidated balance sheet of Alcan Aluminium Limited as at December 31, 1997, 1996 and 1995 and the consolidated statements of income, retained earnings and cash flows for each of the years in the three-year period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1997, 1996 and 1995 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1997 in accordance with Canadian generally accepted accounting principles.

Price Waterhouse         Montreal, Canada
Chartered Accountants    February 12, 1998
                         (except as to note 22 which is as of February 19, 1998)

CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED STATEMENT OF INCOME
(in millions of US$, except per share amounts)

Year ended December 31
                                                     1997      1996      1995
REVENUES
Sales and operating revenues                        $7,777    $7,614    $9,287
Other income                                            88        75       100
                                                     7,865     7,689     9,387
COSTS AND EXPENSES
Cost of sales and operating expenses                 5,995     5,905     7,233
Depreciation (note 2)                                  436       431       447
Selling, administrative and general expenses           444       422       484
Research and development expenses                       72        71        76
Interest                                               101       125       204
Other expenses                                          54        88        61
                                                     7,102     7,042     8,505
Income before income taxes and other items             763       647       882
Income taxes (note 5)                                  258       226       340
Income before other items                              505       421       542
Equity loss (note 7)                                   (33)      (10)       (3)
Minority interests                                      (4)       (1)        4
Net income before extraordinary item                $  468    $  410    $  543
Extraordinary gain (loss) (note 3)                      17        --      (280)
Net income                                          $  485    $  410    $  263
Dividends on preference shares                          10        16        24
Net income attributable to common shareholders      $  475    $  394    $  239
Net income per common share before
extraordinary item (note 2)                         $ 2.02    $ 1.74    $ 2.30
Extraordinary gain (loss) per common share (note 3)   0.07        --     (1.24)
Net income per common share (note 2)                $ 2.09    $ 1.74    $ 1.06
 Dividends per common share                         $ 0.60    $ 0.60    $ 0.45


CONSOLIDATED STATEMENT OF RETAINED EARNINGS
 (in millions of US$)

Year ended December 31
                                                     1997      1996      1995
Retained earnings - beginning of year               $3,217    $2,959    $2,821
Net income                                             485       410       263
                                                     3,702     3,369     3,084
Dividends - Common                                     136       136       101
- Preference                                            10        16        24
Retained earnings - end of year (note 14)           $3,556    $3,217    $2,959

CONSOLIDATED BALANCE SHEET
(in millions of US$)

December 31                                       1997        1996        1995
ASSETS
Current assets
Cash and time deposits                          $  608     $   546     $    66
Receivables                                      1,292       1,262       1,449
Inventories
  Aluminum                                         800         736         888
  Raw materials                                    307         325         321
  Other supplies                                   234         244         281
                                                 1,341       1,305       1,490
                                                 3,241       3,113       3,005

Deferred charges and other assets                  424         314         364
Investments (notes 7 and 9)                        343         428         695
Property, plant and equipment (note 8)
  Cost                                          11,715      11,517      11,735
  Accumulated depreciation                       6,257       6,047       6,063
                                                 5,458       5,470       5,672
Total assets                                   $ 9,466     $ 9,325     $ 9,736
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Payables                                       $ 1,052     $ 1,008     $ 1,107
Short-term borrowings                              238         178         212
Income and other taxes                              98          98         101
Debt maturing within one year (note 11)             36          19          28
                                                 1,424       1,303       1,448

Debt not maturing within one year
  (notes 11 and 16)                              1,241       1,319       1,745
Deferred credits and other liabilities
  (note 10)                                        715         770         701
Deferred income taxes                              969         996         979
Minority interests (note 9)                         43          73          28
Shareholders' equity
Redeemable non-retractable preference shares
  (note 12)                                        203         203         353
Common shareholders' equity
  Common shares (note 13)                        1,251       1,235       1,219
  Retained earnings (note 14)                    3,556       3,217       2,959
  Deferred translation adjustments (note 15)        64         209         304
                                                 4,871       4,661       4,482
                                                 5,074       4,864       4,835
Commitments and contingencies (note 17)
Total liabilities and shareholders' equity     $ 9,466     $ 9,325     $ 9,736

Approved by the Board:
Jacques Bougie,                                  W.R.C. Blundell,
Director                                         Director

CONSOLIDATED STATEMENT OF CASH FLOWS
(in millions of US$)

Year ended December 31                                            1997           1996          1995
OPERATING ACTIVITIES
Net income                                                       $ 485         $ 410         $  263
Adjustments to determine cash from operating activities:
  Extraordinary loss                                                 -              -           280
  Depreciation                                                     436            431           447
  Deferred income taxes                                             (8)            15           174
  Equity income                                                     39             21            12
  Change in receivables                                            (30)           187           (38)
  Change in inventories                                            (37)           185          (107)
  Change in payables                                                44            (99)           11
  Change in income and other taxes payable                           -             (3)           78
  Changes in operating working capital due to:
    Deferred translation adjustments                               (93)           (29)           33
    Acquisitions, disposals and
    consolidations/deconsolidations                                 (9)          (178)          (77)
    Change in deferred charges, other assets, deferred credits
    and other liabilities - net                                   (139)            25            30
  Gain on sales of businesses - net                                (12)            (8)          (34)
  Other - net                                                       43             24           (28)
Cash from operating activities                                     719            981         1,044

FINANCING ACTIVITIES
New debt                                                            22             56            90
Debt repayments                                                    (25)          (459)         (738)
                                                                    (3)          (403)         (648)
Short-term borrowings - net                                         90            (11)            4
Common shares issued                                                16             16            24
Shares issued by subsidiary companies                                -              -             1
Redemption of preference shares                                      -           (150)            -
Dividends - Alcan shareholders (including preference)             (146)          (152)         (125)
          - Minority interests                                      (3)             -             -
Cash used for financing activities                                 (46)          (700)         (744)

INVESTMENT ACTIVITIES
Property, plant and equipment                                     (641)          (482)         (390)
Investments                                                          -              -           (38)
Other                                                                -              -           (13)
                                                                  (641)          (482)         (441)
Net proceeds from disposal of businesses and other assets           54            660           168
Cash from (used for) investment activities                        (587)           178          (273)
Effect of exchange rate changes on cash and time deposits          (12)            (1)            1
Increase in cash and time deposits                                  74            458            28
Cash of companies consolidated (deconsolidated) - net              (12)            22            11
Cash and time deposits - beginning of year                         546             66            27
Cash and time deposits - end of year                             $ 608          $ 546        $   66

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US$, except where indicated)

1. NATURE OF OPERATIONS

Alcan is engaged, together with subsidiaries and related companies, in all aspects of the aluminum business on an international scale. Its operations include the mining and processing of bauxite, the basic aluminum ore; the refining of bauxite into alumina; the generation of electric power for use in smelting aluminum; the smelting of aluminum from alumina; the recycling of used and scrap aluminum; the fabrication of aluminum, aluminum alloys and non-aluminum materials into semi-fabricated and finished products; the distribution and marketing of aluminum and non-aluminum products; and, in connection with its aluminum operations, the production and sale of industrial chemicals. Alcan, together with its subsidiaries and related companies, has bauxite holdings in six countries, produces alumina in nine, smelts primary aluminum in six, operates aluminum fabricating plants in 14 and has sales outlets and maintains warehouse inventories in the larger markets of the world. Alcan also operates a global transportation network that includes bulk cargo vessels, port facilities and freight trains.

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

FOREIGN CURRENCY
The financial statements of self-sustaining foreign operations are translated into U.S. dollars at prevailing exchange rates. Differencesarising from exchange rate changes are included in the Deferred translationadjustments (DTA) component of Common shareholders' equity. If there is areduction in the Company's ownership in a foreign operation, the relevantportion of DTA is recognized in Other income or Other expenses at that time.

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

COMMODITY CONTRACTS AND OPTIONS
Gains or losses on forward metal contracts and options, all of which serve to hedge certain future identifiable aluminum price exposures, are included, together with related hedging costs, in Sales andoperating revenues or Cost of sales and operating expenses, as applicable, concurrently with recognition of the underlying items being hedged.

INTEREST RATE SWAPS
Net cash flows related to interest rate swaps are recorded in Interest concurrently with the interest expense on the underlying debt.

INVENTORIES
Aluminum, raw materials and other supplies are stated at cost (determined for the most part on the monthly average method) or net realizable value, whichever is the lower.

DEPRECIATION
Depreciation is calculated on the straight-line method using rates based on the estimated useful lives of the respective assets. The principal rates are 2 1/2% for buildings and range from 1% to 4% for power assets and 3% to 12 1/2% for chemical, smelter and fabricating assets.

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

POST-RETIREMENT BENEFITS
The costs of post-retirement benefits other than pensions are recognized on an accrual basis over the working lives of employees.

NET INCOME PER SHARE
Net income per common share is calculated by dividing Net income attributable to common shareholders by the average number of common shares outstanding (1997: 227.0 million; 1996: 226.2 million; 1995: 225.3 million).

3.EXTRAORDINARY ITEMS  - KEMANO COMPLETION PROJECT

An extraordinary gain of $26 ($17 after tax or 7 cents per common share) in the fourth quarter of 1997 arises from the sale of a portion of a contract to supply power to B.C. Hydro, net of additional write-downs of remaining Kemano Completion Project ("KCP") assets. In addition to the commitment by the government of British Columbia to supply replacement power at attractive rates for a possible smelter expansion, the settlement of the dispute regarding the cancellation of KCP allowed the Company to sell to a third party the right to supply a specified amount of power to B.C. Hydro under an ongoing contract. An extraordinary loss of $420 ($280 after tax or $1.24 per common share) was recorded in 1995 following the cancellation of the project.

4. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

DEFERRED INCOME TAXES
Under Canadian GAAP, deferred income taxes are measured at tax rates prevailing at the time the provisions for deferred taxes are made. Deferred income taxes for U.S. GAAP are revalued each period using currently enacted tax rates.

Under Canadian GAAP, deferred income taxes of operations using the temporal method are translated at historical exchange rates, while under U.S. GAAP, deferred income taxes of all operations are translated at current exchange rates.

Beginning in 1998, the Company will adopt the new accounting standards approved by the Canadian Institute of Chartered Accountants dealing with accounting for income taxes. These new standards are substantially identical to U.S. GAAP as contained in FASB Statement No. 109.

CURRENCY TRANSLATION
Under Canadian GAAP, unrealized exchange gains and losses on translation of long-term monetary items are deferred and amortized over the life of those items, whereas, under U.S. GAAP, such gains and losses are absorbed in income immediately.

RECONCILIATION OF CANADIAN AND U.S. GAAP

                                 1997               1996             1995
                               As      U.S.      As      U.S.     As       U.S.
                            Reported   GAAP   Reported   GAAP   Reported   GAAP
Net income from
  continuing operations
  before extraordinary
  item                       $  468  $  504    $  410   $  420   $  543  $  561
Extraordinary gain (loss)        17      17        --       --     (280)   (295)
Net income*                  $  485  $  521    $  410   $  420   $  263  $  266
Net income attributable
  to common
  shareholders               $  475  $  511    $  394   $  404   $  239  $  242
Extraordinary gain (loss)
  per common share           $ 0.07  $ 0.07    $   --   $   --   $(1.24) $(1.31)
Net income per
  common share
  (basic and diluted)        $ 2.09  $ 2.25    $ 1.74   $ 1.79   $ 1.06  $ 1.07
Deferred income taxes
  - December 31              $  969  $  684    $  996   $  755   $  979  $  762
Retained earnings
  - December 31              $3,556  $3,895    $3,217   $3,520   $2,959  $3,252
Deferred translation
  adjustments (DTA)
  - December 31              $   64  $    3    $  209   $  141   $  304  $  214

* In 1997, $37 ($2 in 1996 and $1 in 1995) of the net difference between "As Reported" and "U.S. GAAP" relates to accounting for deferred income taxes. In 1997, $23 of this difference arises from changes in tax rates and regulations enacted during the year.

The principal items included in Deferred income taxes under U.S. GAAP are:

                                                December 31
                                         1997      1996      1995
Liabilities:
Depreciation                           $  767    $  810    $  844
Undistributed earnings of equity
  companies                                29        60        86
Inventory valuation                        52        43        48
Other                                      64        77        57
                                          912       990     1,035

Assets:
Tax benefit carryovers                    114       121       184
Accounting provisions not currently
  deductible for tax                      164       180       199
Other                                      26        18         9
                                          304       319       392
Valuation allowance
(amount not likely to be recovered)        76        84       119
                                          228       235       273
Net deferred income
  tax liability                        $  684    $  755    $  762

The difference between DTA under Canadian GAAP and U.S. GAAP arises principally from the impact of FASB Statement No. 109 and from the different treatment of exchange on long-term debt at January 1, 1983, resulting from the adoption of accounting standards on foreign currency translation.

Net income (Loss) from continuing operations, before cumulative effect on prior years of accounting change, on a U.S. GAAP basis for the years 1994 and 1993 was $175 and $(89), respectively, compared to $96 and $(104), respectively, as reported. Net income (Loss) from continuing operations, before cumulative effect on prior years of accounting change, per common share on a U.S. GAAP basis for the years 1994 and 1993 was $0.69 and $(0.47), respectively, compared to $0.34 and $(0.54), respectively, as reported.


5. INCOME TAXES

                                                        1997     1996    1995
Income before income taxes and other items
Canada                                                 $ 360      235    $ 300
Other countries                                          403      412      582
                                                         763      647      882
Current income taxes
Canada                                                   251       87       29
Other countries                                           15      124      137
                                                         266      211      166
Deferred income taxes
Canada                                                   (28)      (5)     114
Other countries                                           20       20       60
                                                          (8)      15      174
Income tax provision                                   $ 258      226    $ 340


The composite of the applicable statutory corporate income tax rates in Canada is 40.3% (1996: 40.1%; 1995: 40.3%). The following is a reconciliation of income taxes calculated at the above composite statutory rates with the income tax provision:

                                                        1997     1996    1995
Income taxes at the composite statutory rate           $ 307    $ 259   $ 355
Differences attributable to:
  Exchange translation items                              13       11      17
  Unrecorded tax benefits on losses - net                (12)     (33)     (5)
  Investment and other allowances                        (32)     (24)    (24)
  Large corporations tax                                   3        3       6
  Withholding taxes                                        5        6       6
  Reduced rate or tax exempt items                        (3)      17     (21)
  Foreign tax rate differences                             1       (9)     (6)
  Prior years' tax adjustments                           (31)     (11)     (6)
  Other - net                                              7        7      18
Income tax provision                                   $ 258    $ 226   $ 340


In 1997 $19 ($7 in 1996; $2 in 1995) of benefits related to income tax loss carryforwards were recorded in deferred income tax expense.

Based on rates of exchange at December 31, 1997, additional benefits of approximately $60 relating to prior and current years' tax losses will only be recognized in income when realized.

In 1997, income taxes on Canadian operations for the years 1988 to 1991 were reassessed by the Canadian tax authorities. Most of the additional taxes and interest relate to transfer pricing issues and are recoverable in other countries. Existing provisions are adequate to cover any amounts not recoverable.

6.   JOINT VENTURES

The activities of the Company's major joint ventures are the procurement and processing of raw materials in Australia, Brazil and Guinea, as well as aluminum rolling operations in Germany and the United States.

Alcan's proportionate interest in all joint ventures is included in the consolidated financial statements. Summarized financial information relating to Alcan's share of these joint ventures is provided below.

Because most of the activities of the Company's joint ventures relate to supplying the Company's other operations, the portion of the Company's third-party revenues, and related costs and expenses, conducted through joint ventures is insignificant.

                                                  1997       1996       1995
Financial position at December 31
Inventories                                     $  189     $  159     $  158
Property, plant and equipment - net                943      1,001      1,037
Other assets                                        60         95        114
Total assets                                    $1,192     $1,255     $1,309
Short-term debt                                 $   38     $   17     $   15
Debt not maturing within one year                  100        106        102
Other liabilities                                  156        152        145
Total liabilities                               $  294     $  275     $  262
Cash flow information for the year ended
  December 31
Cash from financing activities                  $   10     $   12     $   18
Cash used for investment activities             $  (78)    $  (76)    $  (28)

7.   INVESTMENTS

Companies accounted for under the equity method $  337     $  421     $  688
Other investments - at cost,
  less amounts written off                           6          7          7
                                                $  343     $  428     $  695

The activities of the major equity-accounted companies are diversified aluminum operations in Japan and India. On December 31, 1997, the quoted market value of the Company's investments in Nippon Light Metal Company, Ltd. (NLM) and Indian Aluminium Company, Limited (Indal) exceeds their book value by $36. Their combined results of operations and financial position are included in the summary below. In the third quarter of 1997, the Company recorded a special after-tax charge of $30, included in equity loss, reflecting the Company's share of construction contract losses and restructuring provisions in NLM. The 1996 information for NLM excludes, from the date of acquisition, the interest in those subsidiaries acquired by the Company from NLM as a result of the restructuring of the Company's holdings in Asia, explained in note 9.


                                                              1997         1996         1995
Results of operations for the year ended December 31
Revenues                                                    $5,572       $6,483       7,896
Costs and expenses                                           5,622        6,457       7,816
Income (Loss) before income taxes                              (50)          26          80
Income taxes                                                    35           65          84
Net income (Loss)                                           $  (85)      $  (39)     $   (4)
Alcan's share of Net income (Loss)                          $  (33)      $  (10)     $   (3)
Dividends received by Alcan                                 $    6       $   11      $    9
Financial position at December 31
Current assets                                              $2,600       $3,013       3,842
Current liabilities                                          2,519        2,735       3,438
Working capital                                                 81          278         404
Property, plant and equipment                                1,737        1,916       2,347
Other assets - net                                             335          261         153
                                                             2,153        2,455       2,904
Debt not maturing within one year                            1,376        1,422       1,351
Net assets                                                  $  777       $1,033       1,553
Alcan's equity in net assets                                $  337       $  421      $  688


8. PROPERTY, PLANT AND EQUIPMENT

                                                              1997         1996        1995
Cost
Land and property rights                                   $   219      $   236      $   247
Buildings, machinery and equipment                          10,914       10,886       11,201
Construction work in progress                                  582          395          287
                                                           $11,715      $11,517      $11,735

Accumulated depreciation relates primarily to Buildings, machinery and equipment. Capital expenditures for maintaining the productive capacity of the Company's existing assets are estimated at $450 to $500 per year. In addition, the Company expects to spend approximately $150 in 1998 on the continuation of its rolling mill expansion in Brazil.

9.   RESTRUCTURING OF HOLDINGS IN ASIA

In the third quarter of 1996, the Company sold its equity-accounted investment in Toyo Aluminium K.K. (Toyal) to the Company's Japanese affiliate, Nippon Light Metal Company, Ltd. (NLM), for cash proceeds of $207. The after-tax gain of $128, including deferred translation adjustments, on this sale was deferred. Approximately one half of the gain is being recognized over the period related to the utilization of the underlying assets by Toyal, while the remainder will be recognized if certain non-depreciable assets are sold by Toyal. In 1997, $7 of the gain was recognized ($3 in 1996).

In November 1996, the Company and NLM created a new company, Alcan Nikkei Asia Holdings Ltd. (ANAH), owned 60% by Alcan and 40% by NLM. In exchange for shares in ANAH, the Company contributed a portion of its holdings in NLM while NLM contributed its shareholdings in a number of companies located in Malaysia, Thailand and China. The Company's effective ownership of ANAH, including the interests held through NLM, is 78.2% and the minority interest in ANAH's subsidiaries is presented on this basis.

As a result of this transaction, Alcan's effective ownership in NLM fell from 47.4% to 45.6%. The gain on the partial sale of the Company's investment in NLM was deferred and is being recognized over the period related to the utilization or disposition of the underlying assets by ANAH's subsidiaries. In 1997, $1 of the after-tax gain was recognized.

Included in the Company's balance sheet at the date of acquisition in 1996 were the following assets and liabilities of ANAH's Asian subsidiaries:

Working capital                         $ 49
Property, plant and equipment             99
Other assets                               9
                                         157
Long-term debt                             4
Minority interest                         71
Net assets                              $ 82

10.  DEFERRED CREDITS AND OTHER LIABILITIES

Deferred credits and other liabilities comprise the following elements:

                                             1997        1996        1995
Deferred revenues                            $ 56        $ 74        $ 87
Deferred profit on sale of investments        106         113           -
Post-retirement and post-employment benefits  390         405         426
Environmental liabilities                      37          32          38
Rationalization costs                          32          31          27
Claims                                         40          39          41
Other                                          54          76          82
                                             $715        $770        $701

11. DEBT NOT MATURING WITHIN ONE YEAR

                                                1997       1996       1995
Alcan Aluminium Limited
Deutschmark bank loans, due 1998/2005
  (DM381 million) (a)                         $  213      $  251      $  276
5.875% Debentures, due 2000 (b)                  150         150         150
5.375% Swiss franc bonds, due 2003 (c)           123         132         154
CARIFA loan, due 2006 (d)                         60          60          60
9.5% Debentures, due 2010 (e)                    100         100         100
9.625% Sinking fund debentures,
  due 2000/2019 (e)                              150         150         150
8.875% Debentures, due 2022 (f)                  150         150         150
Other debt, due 2001                               7           8           8
12.45% Canadian dollar debentures,
  due 1997 (c)(g)                                 --          --          92
9.1% Debentures, due 1998 (g)                     --          --         125
9.2% Debentures, due 2001 (g)                     --          --          --
Alcan Aluminum Aluminum Corporation
7.25% Debentures, due 1999 (h)                   100         100         100
Other debt, due 1998/2004                          3           6           6
6.375% Debentures, due 1997 (g)(h)                --          --         150
British Alcan Aluminium plc and
  subsidiary companies
Other debt                                        --           7          --
Bank loans                                        --          --          54
Alcan Deutschland GmbH and subsidiary companies
6.78% Bank loans                                  --           2           4
5.65% Bank loans, due 2001 (DM15 million)          8          10           11
Bank loans, due 2000/2001 (DM101 million) (a)     56          65           38
Queensland Alumina Limited
Bank loans, due 2000/2003 (a)                     79          71           67
Other companies
Bank loans, due 1998/2011 (a)                     51          48           48
4% Eurodollar exchangeable debentures,
  due 2003 (i)                                    24          24           24
Other debt, due 2002/2036                          3           4            6
                                               1,277       1,338        1,773
Debt maturing within one year included
in current liabilities                           (36)        (19)         (28)
                                              $1,241      $1,319       $1,745

[FN]
(a) Interest rates fluctuate principally with the lender's prime commercial rate, the commercial bank bill rate, or are tied to LIBOR rates.

(b) Through an interest rate swap the Company had effectively converted the interest on the debentures to a rate tied to U.S. LIBOR for the period to October 1996.

(c) The Canadian dollar debentures were issued as CAN$125 million and the Swiss franc bonds as SFr178 million. Both debts were swapped for $107 and $105 at effective interest rates of 9.82% and 8.98%, respectively.

(d) The Caribbean Basin Projects Financing Authority (CARIFA) loan bears interest at a rate related to U.S. LIBOR. The interest was swapped until April 1996 for a fixed rate of 6.74%.

(e) The Company can redeem the 9.5% debentures between the years 2000 and 2007 at amounts declining from 104% to 100% of the principal and can redeem the 9.625% debentures between the years 1999 and 2009 at amounts declining from 105% to 100% of the principal. In certain circumstances prior to January 30, 2000, for the 9.5% debentures, or prior to July 30, 1999, for the 9.625% debentures, the holders may retract the debentures at 100%.

(f) The interest was swapped until 1995 at a rate tied to U.S. LIBOR. The Company has the right to redeem the debentures during the years 2002 to 2012 at amounts declining from 104% to 100% of the principal amount.

(g) The Canadian dollar 12.45% debentures due 1997, the 9.1% debentures due 1998, the 9.2% debentures due 2001 (callable in 1998) and the 6.375% debentures due 1997 were effectively extinguished in February 1996, February 1996, December 1995 and September 1996, respectively, through transactions whereby the Company placed government securities in trusts, the sole purpose of which was to fund the repayment of the debentures and related interest.

(h) The following is summarized consolidated financial information for Alcan Aluminum Corporation, a wholly-owned subsidiary which consolidates virtually all of the Company's operations in the United States:

                                                        1997     1996     1995
 Results of operations for the year ended December 31
 Revenues                                              $3,624   $3,389   $3,937
 Costs and expenses                                     3,438    3,242    3,708
 Income before income taxes                               186      147      229
 Income taxes                                              81       55       86
 Net income                                            $  105   $   92   $  143

 Financial position at December 31
 Current assets                                        $  801   $  868   $  615
 Current liabilities                                      376      578      353
 Working capital                                          425      290      262
 Property, plant and equipment - net                      736      756      795
 Other liabilities - net                                 (199)    (186)    (138)
                                                          962      860      919
 Debt not maturing within one year                        102      105      256
 Net assets                                            $  860   $  755   $  663


The above figures are prepared using the accounting principles followed by the Company (see note 2), except that inventories have been valued principally by the last-in, first-out (LIFO) method. Results of operations in 1995 included net afzter-tax gains on disposals of businesses of $24.

(i) Debenture holders are entitled to receive at their option 1,772 common shares held by the Company in NLM, a related company, in exchange for each ten thousand dollar principal amount of debentures. The Company can redeem the debentures between the years 1998 and 1999 at amounts declining from 100.5% to 100% of the principal.z

The Company has swapped, to 1998, the interest payments on $100 of its floating rate debt in exchange for fixed interest payments.

Based on rates of exchange at year-end, debt repayment requirements over the next five years amount to $36 in 1998, $128 in 1999, $216 in 2000, $102 in 2001
and $79 in 2002.

12. PREFERENCE SHARES

AUTHORIZED:

An unlimited number of Preference Shares issuable in series. All shares are without nominal or par value.

AUTHORIZED AND OUTSTANDING:

In each of the years 1997, 1996 and 1995, there were authorized and outstanding 5,700,000 series C, 1,700,000 series D, and 3,000,000 series E, redeemable non-retractable preference shares with stated values of $106, $43 and $54, respectively.

The 300 series G redeemable non-retractable preference shares with stated value of $150, authorized and outstanding throughout 1995, were redeemed in August 1996.

Outstanding shares are eligible for quarterly dividends as follows:

- Preference, series C, D and E - An amount related to the average of the Canadian prime interest rates for series C and E, and the average of the U.S. prime interest rates for series D, quoted by two major Canadian banks for stated periods.

Outstanding shares may be called for redemption at the option of the Company on 30 days' notice as follows:

- Preference, series C and E (denominated in Canadian dollars) and D (denominated in U.S. dollars) - At $25.00 per share.

Any partial redemption must be made on a pro rata basis or by lot.


13. COMMON SHARES

The authorized common share capital is an unlimited number of common shares without nominal or par value. Changes in outstanding common shares are summarized below:

                                             Number (in thousands)                         Stated Value
                                         1997        1996        1995        1997        1996        1995
Outstanding -- beginning of year      226,620     225,913     224,685      $1,235      $1,219      $1,195
Issued for cash:
Executive share option plan               550         549       1,039          11          11          18
Dividend reinvestment and
     share purchase plans                 174         158         189           5           5           6
Outstanding - end of year             227,344     226,620     225,913      $1,251      $1,235      $1,219

Under the executive share option plan, certain employees may purchase common shares at market value on the effective date of the grant of each option. The average price of the shares covered by the outstanding options is CAN$38.64 per share. These options vest generally over a period of four years from the grant date and expire at various dates during the next 10 years. Changes in the number of shares under option are summarized below:

Number (in thousands)                         1997         1996          1995
Outstanding - beginning of year              3,715        3,473         3,934
Granted                                      1,100          853           752
Exercised                                     (550)        (549)       (1,039)
Cancelled                                      (72)         (62)         (174)
Outstanding - end of year                    4,193        3,715         3,473

At December 31, 1997, the Company had reserved for issue under the executive share option plan 19,401,061 shares.

The Company does not recognize compensation expense for options granted under the executive share option plan. If the Company had elected to recognize compensation expense for these options in accordance with the methodology prescribed by Statement No. 123 of the U.S. Financial Accounting Standards Board, net income would have been lower by $10, or $0.04 per share, ($8, or $0.04 per share in 1996 and $7, or $0.03 per share, in 1995).

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


14.  RETAINED EARNINGS

Consolidated retained earnings at December 31, 1997, includes $138 of undistributed earnings of companies accounted for under the equity method and $2,124 of undistributed earnings of subsidiaries and joint ventures, some part of which may be subject to certain taxes and other restrictions on distribution to the parent company; no provision is made for such taxes because these earnings are reinvested in the business.

15. CURRENCY GAINS AND LOSSES

The following are the amounts recognized in the financial statements:

                                                        1997     1996     1995
Currency gains (losses) excluding realized
 deferred translation adjustments:
Forward exchange contracts and currency options        $  22    $  40    $ (56)
Other                                                      1       (4)      (1)
                                                       $  23    $  36    $ (57)
Deferred translation adjustments:
Balance - beginning of year                            $ 209    $ 304    $ 292
Effect of exchange rate changes                         (143)     (94)      12
Gains realized                                            (2)      (1)       -
Balance - end of year                                  $  64    $ 209    $ 304



16. FINANCIAL INSTRUMENTS AND COMMODITY CONTRACTS

In conducting its business, the Company uses various instruments, including forward contracts and options, to manage the risks arising from fluctuations in exchange rates, interest rates and aluminum prices. All such instruments are used for risk management purposes only.

FINANCIAL INSTRUMENTS - CURRENCY
The Company seeks to manage the risks arising from movements in exchange rates on identifiable firm cost commitments (principally Canadian dollar) and certain foreign currency denominated revenues. A combination of forward exchange contracts and options, covering periods of up to three years, are used to manage these risks.

At December 31, 1997, the contract amount of forward exchange contracts outstanding used to hedge future firm cost commitments was $1,296 ($1,791 in 1996 and $2,017 in 1995) while the contract amount of purchased options (range forward contracts) outstanding used to hedge future firm cost commitments was $1,512 ($614 in 1996 and $550 in 1995). At December 31, 1997, the contract amount of outstanding forward exchange contracts used to hedge future revenues was $268 ($387 in 1996 and $256 in 1995).

The market value of outstanding forward exchange contracts related to hedges of costs or revenues at December 31, 1997, was such that if these contracts had been closed out, the Company would have paid $24 (received $17 in 1996 and received $37 in 1995). Based on prevailing market prices, if the currency option contracts (range forward contracts) had been closed out on December 31, 1997, the Company would have paid $36 (received $1 in 1996 and paid $2 in 1995). Unrealized gains and losses on outstanding forward contracts and options are not recorded in the financial statements until maturity of the underlying transactions.

In addition, certain intercompany foreign currency denominated loans are hedged through the use of forward exchange contracts. At December 31, 1997, the contract amount of such forward contracts was $220 ($231 in 1996 and $236 in 1995) and the market value was such that if these contracts had been closed out, the Company would have received $16 (received $2 in 1996 and received $4 in 1995).

Included in Deferred charges and other assets was an amount of $2 in 1996 and $3 in 1995 consisting of net losses on terminated forward exchange contracts and options used to hedge future costs. These deferred charges were included in Cost of sales and operating expenses at the same time as the underlying transactions being hedged were recognized.

FINANCIAL INSTRUMENTS - DEBT NOT MATURING WITHIN ONE YEAR
As explained in note 11, the 5.375% swiss franc bonds of principal amount sfr178 have been swapped for $105 at an effective interest rate of 8.98%. if the swap had been closed out at December 31, 1997, the Company would have received a net amount of $15 ($32 in 1996 and $47 in 1995) of which an amount of $18 related to the swap of the principal ($27 in 1996 and $49 in 1995) has been recorded in Deferred charges and other assets.

FINANCIAL INSTRUMENTS - INTEREST RATES
As stated in note 11, the Company sometimes enters into interest rate swaps to manage funding costs as well as the volatility of interest rates. Net cash flows related to swaps are recorded in interest concurrently with the interest expense on the underlying debt.

Changes in the fair value of the interest rate swaps are not recognized on a mark to market basis since these relate specifically to interest costs on identifiable debt.

If all interest rate swap agreements had been closed out on December 31, 1997, the Company would have paid $2 ($6 in 1996 and $12 in 1995), based on prevailing interest rates.

COMMODITY CONTRACTS - METAL
Depending on supply and market conditions, as well as for logistical reasons, the Company may sell primary metal to third parties and may purchase primary and secondary aluminum on the open market to meet its fabricated products requirements. in addition, the Company may hedge certain commitments arising from pricing arrangements with some of its customers. Through the use of forward purchase and sales contracts and options, the Company seeks to limit the negative impact of low metal prices whilst retaining most of the benefit from higher metal prices.

At December 31, 1997, the Company had outstanding forward purchase contracts covering 418,800 tonnes (474,300 tonnes in 1996 and 472,400 tonnes at December 31, 1995), maturing at various dates in 1998, 1999 and 2000 (1997, 1998 and 1999 at December 31, 1996 and 1996 and 1997 at December 31, 1995). in addition, the Company held call options outstanding for 657,800 tonnes (591,300 tonnes at December 31, 1996 and 146,500 tonnes at December 31, 1995) maturing at various dates in 1998 and 1999 (1997 and 1998 at December 31, 1996 and 1996 and 1997 at
December 31, 1995).

At December 31, 1997, the Company held put options, maturing in 1998 and 1999, which establish a minimum price for the metal component of 60,000 tonnes of the Company's future sales.

Included in Receivables or Deferred charges and other assets is $33 ($25 in 1996 and $7 in 1995) representing the net cost of outstanding options.

The option premiums paid and received, together with the realized gains or losses on the contracts, are included in Sales and operating revenues or Cost of sales and operating expenses, as applicable, concurrently with recognition of the underlying items being hedged.

Based on metal prices prevailing on December 31, 1997, if all commodity forward purchase contracts and options had been closed out, the Company would have paid $9 (received $20 in 1996 and received $5 in 1995).

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

FINANCIAL INSTRUMENTS - MARKET VALUE
On December 31, 1997, the fair value of the Company's long-term debt totalling $1,277 ($1,338 in 1996 and $1,773 in 1995) was $1,321 ($1,363 in 1996 and $1,868
in 1995), based on market prices for the Company's fixed rate securities and the book value of variable rate debt. The market values of all other financial assets and liabilities and preference shares are approximately equal to their carrying values.

17.  COMMITMENTS AND CONTINGENCIES

The company has guaranteed the repayment of approximately $10 of indebtedness by third parties. Alcan believes that none of these guarantees is likely to be invoked. Commitments with third parties and certain related companies for supplies of goods and services are estimated at $52 in 1998, $41 in 1999, $26 in 2000, $23 in 2001, $23 in 2002, and $99 thereafter. Total fixed charges from these entities were $9 in 1997, $14 in 1996 and $62 in 1995.

Minimum rental obligations are estimated at $55 in 1998, $52 in 1999, $27 in 2000, $16 in 2001, $16 in 2002 and $26 thereafter. Total rental expenses amounted to $70 in 1997, $80 in 1996 and $94 in 1995.

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

In addition, see reference to income taxes in note 5, capital expenditures in note 8, debt repayments in note 11, and financial instruments and commodity contracts in note 16.

18. SUPPLEMENTARY INFORMATION

                                                  1997        1996       1995
Income statement
Interest on long-term debt                        $ 91       $109        $175
Capitalized interest                                (2)        --          (2)
Balance sheet
Payables
  Accrued employment costs                        $170       $167        $150
Short-term borrowings (principally from banks)     238        178         212
At December 31, 1997, the weighted average
  interest rate on short-term borrowings was
  5.3% (4.8% in 1996 and 7.3% in 1995).
Statement of cash flows
Interest paid                                     $101       $133        $218
Income taxes paid                                  261        214          71
All time deposits qualify as cash equivalents.

19. POST-RETIREMENT BENEFITS

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

                                                      1997      1996      1995
Service cost for the year                            $   73    $   69    $   76
Interest cost on projected benefit obligation           231       225       215
Actual return on assets                                (607)     (505)     (483)
Variance of actual return from expected long-term
  rate of 7.3% (7.3% in 1996 and 7.5% in 1995)
  being deferred, and amortization of gains and
  losses and of prior service costs                     327       241       221
Net cost for the year                                $   24    $   30    $   29
Included in the net cost for 1996 are $27
  of settlement gains ($16 in 1995)
  and $22 of curtailment losses ($1 in 1995)
  related to the disposal of certain businesses.
The plans' funded status at December 31 was:
Actuarial accumulated benefit obligation,
  which is substantially vested*                     $3,156    $3,136    $2,818
Plan assets at market value                          $4,231    $3,986    $3,447
Actuarial projected benefit obligation based
  on average compensation growth of 4.9%
  (4.9% in 1996 and 4.8% in 1995) and
  discount rate of 6.8% (7.2% in 1996
  and 7.1% in 1995)                                   3,550     3,506     3,210
Plan assets in excess of projected benefit
  obligation                                            681       480       237
Unamortized actuarial gains - net**                    (943)     (779)     (495)
Unamortized prior service cost**                        276       313       287
Unamortized portion of net surplus
  at January 1, 1986**                                  (48)      (71)      (93)
Net pension liability in balance sheet               $  (34)   $  (57)   $  (64)

 * Includes commitments for which the actuarial accumulated benefit obligation exceeds plan assets by $135 in 1997 ($147 in 1996 and $108 in 1995). These have been fully provided in the Company's accounts
   (see note 10).

** Being amortized over expected average remaining service of employees, generally 15 years.

OTHER

The Company provides life insurance benefits under some of its retirement plans. Certain early retirement arrangements also provide for medical benefits, generally only until the age of 65. These plans are not funded.

                                                                1997         1996         1995
Service cost for the year                                        $ 4          $ 4          $ 4
Interest cost on accumulated benefit obligation                   12           12           13
Amortization of gains and losses                                  (6)          (5)         (15)
Total cost for the year                                          $10          $11          $ 2

Included in the total cost for 1996 is $1 of curtailment gains ($12 in 1995) related to the disposal of certain businesses.

Accumulated benefit obligation (ABO) based on average compensation growth of 4.9% (5.2% in 1996 and 5.2% in 1995) and discount rate of 6.7% (7.0% in 1996 and
7.0% in 1995):

                                                                1997         1996         1995
Active employees
     - not fully eligible                                       $ 58         $ 61         $ 66
     - fully eligible                                             28           29           28
Retired employees                                                 86           88           97
Total ABO                                                        172          178          191
Unamortized gains - net                                           31           24           11
ABO in balance sheet                                            $203         $202         $202

The assumed health care cost trend rate used in calculating the ABO was 8.5% in 1997 (8.5% in 1996 and 11% in 1995), decreasing gradually to 4.5% (5.0% in 1996 and 5.0% in 1995) in 2006. If the average of such rate was increased by 1%, the ABO would increase by approximately $8 and the periodic cost of post-retirement benefits other than pensions would increase by approximately $1 per year.

20. INFORMATION BY GEOGRAPHIC AREAS

                                    Location                         1997          1996          1995
                                    Canada                         $1,926        $2,169        $2,740

Sales and operating
revenues - subsidiaries             United States                     541           499           552
                                    South America                      41            25            41
                                    Europe                            226           216           222
                                    Asia and Pacific                   68            78            96
                                    All other                         350           349           338
                                    Sub-total                       3,152         3,336         3,989
                                    Consolidation eliminations     (3,152)       (3,336)       (3,989)
                                    Total                              $-         $   -           $ -



Sales to subsidiary companies
are made at fair market prices
recognizing volume, continuing
of supply and other factors.        Canada                         $1,169        $1,210        $1,258



Sales and operating
revenues - third parties            United States                   3,063         2,871         3,306
                                    South America                     395           579           719
                                    Europe                          2,609         2,633         3,632
                                    Asia and Pacific                  515           290           326
                                    All other                          26            31            46
                                    Total                          $7,777        $7,614        $9,287
Net income*                         Canada                         $  245        $  175        $  216
                                    United States                     136            70           123
                                    South America                      27            42            15
                                    Europe                             55            21           161
                                    Asia and Pacific                   (1)           13            43
                                    All other                          35            31            39
                                    Consolidation eliminations        (29)           58           (54)
                                    Net income before
                                      extraordinary item              468           410           543
                                    Extraordinary gain (loss)
                                      - Canada                         17             -          (280)

                                    Total                          $  485        $  410        $  263

Total Assets
at December 31                      Canada                         $4,077        $4,159        $4,033
                                    United States                   1,848         1,820         1,679
                                    South America                     729           739           854
                                    Europe                          3,162         3,189         3,520
                                    Asia and Pacific                  833           983         1,078
                                    All other                         498           477           463
                                    Consolidation eliminations     (1,681)       (2,042)       (1,891)

                                    Total                          $9,466        $9,325        $9,736

Capital expenditures
and investments                     Canada                         $  186        $  143        $   99
                                    United States                      71            55            63
                                    South America                     118            43            45
                                    Europe                            206           185           196
                                    Asia and Pacific                   21             7             3
                                    All other                          39            49            35
                                    Total                          $  641        $  482        $  441

Average number                     Canada                11      11     11
of employees                       United States          4       4      4
(in thousands)                     South America          3       4      6
                                   Europe                11      12     15
                                   Asia and Pacific       2       1      -
                                   All other              2       2      3
                                   Total                 33      34     39


* If presented to reflect the effect of prior years' income tax reassessments described in note 5, net income in Canada in 1997 would be reduced by $109 and increased by $93 in the United States and $16 in Europe.

21. INFORMATION BY PRODUCT SECTORS

The following presents selected information by major product sector, viewed on a stand- alone basis. Transactions between product sectors are conducted on an arm's length basis and reflect market prices. Thus, profit on all alumina produced by the Company, whether sold to third parties or used in the Company's smelters, is included in the raw materials and chemicals sector. Similarly, income from primary metal operations is mainly profit on metal produced by the Company, whether sold to third parties or used in the Company's fabricating operations. Income from fabricated products businesses represents only the fabricating profit on rolled products and downstream businesses.

The information presented below is consistent with recently approved accounting standards in Canada and the U.S. that take effect in 1998 and deal with segmented information. The Company will adopt all provisions of the new standards in 1998.



Sales and operating revenues
                                Intersector                Third parties            Operating income
                          1997      1996     1995      1997    1996     1995    1997      1996      1995
Raw materials
  and chemicals         $  520    $  507   $  555    $  536  $  529   $  618   $ 125     $  95     $ 203
Primary metal            1,530     1,653    2,286     1,531   1,472    1,612     589       519       701
Fabricated products          -         -        -     5,693   5,593    6,983     290       127       346
Intersector and
 other items            (2,050)   (2,160)  (2,841)       17      20       74     (18)      147       (49)
                        $    -     $   -   $    -    $7,777  $7,614   $9,287   $ 986     $ 888    $1,201
Reconciliation to net income
before extraordinary item
Equity loss                                                                      (33)      (10)       (3)
Corporate offices                                                               (126)     (117)     (111)
Interest                                                                        (101)     (125)     (204)
Income taxes                                                                    (258)     (226)     (340)
Net income before extraordinary item                                          $  468    $  410    $  543

Total Assets at December 31                                                     1997      1996      1995
Raw materials and chemicals                                                   $1,409     1,357    $1,354
Primary metal                                                                  2,880     2,795     2,971
Fabricated products                                                            4,318     4,198     4,737
Cash, equity companies and other items                                           859      9 75       674
                                                                              $9,466    $9,325    $9,736


22. SUBSEQUENT EVENT

On February 19, 1998, the Company announced it was proceeding with the construction of a 375,000-tonne smelter at Alma, Quebec. Total cost is estimated at $1,600, most of which will be incurred over the next three years. Approximately $220 is expected to be spent in 1998.

QUARTERLY FINANCIAL DATA
(in millions of US$, except where indicated)

                                    First    Second    Third    Fourth    Year
                                                    (unaudited)
1997
Revenues                          $1,898    $2,030    $1,965    $1,972  $7,865
Cost of sales and operating
  expenses                         1,450     1,552     1,504     1,489   5,995
Depreciation                         107       110       106       113     436
Income taxes                          45        72        78        63     258
Other items                          153       180       197       178     708
Net income before
  extraordinary item                 143       116        80       129     468
Extraordinary gain                    --        --        --        17      17
Net income(1)                     $  143    $  116    $   80    $  146  $  485
Dividends on preference shares         3         2         2         3      10
Net income attributable to
  common shareholders             $  140    $  114    $   78    $  143  $  475
Net income before extraordinary
  item per common share
  (in US$)(2)                     $ 0.62    $ 0.50    $ 0.34    $ 0.56  $ 2.02
Extraordinary gain per
  common share (in US$)               --        --        --      0.07    0.07
Net income per common
  share (in US$)(2)               $ 0.62    $ 0.50    $ 0.34    $ 0.63  $ 2.09
Net income before extraordinary
  item under U.S. GAAP(3)         $  142    $  141    $   90    $  131  $  504
Net income under U.S. GAAP(3)     $  142    $  141    $   90    $  148  $  521

1996
Revenues                          $2,015    $1,972    $1,881    $1,821  $7,689
Cost of sales and operating
expenses                           1,528     1,501     1,460     1,416   5,905
Depreciation                         110       108       108       105     431
Income taxes                          69        74        57        26     226
Other items                          183       177       155       202     717
Net income(1)                     $  125    $  112    $  101    $   72  $  410
Dividends on preference shares         5         5         4         2      16
Net income attributable to
  common shareholders             $  120    $  107    $   97    $   70  $  394
Net income per common share
  (in US$)(2)                     $ 0.53    $ 0.47    $ 0.43    $ 0.31  $ 1.74
Net income under U.S. GAAP(3)     $  120    $  118    $  111    $   71  $  420

1995
Revenues                              $2,455  $2,449  $2,288  $2,195  $9,387
Cost of sales and operating expenses   1,874   1,843   1,750   1,766   7,233
Depreciation                             109     113     115     110     447
Income taxes                             102      99      86      53     340
Other items                              196     214     194     220     824
Net income before extraordinary item     174     180     143      46     543
Extraordinary loss                         -       -     280       -     280
Net income (Loss)(1)                   $ 174   $ 180  $ (137)  $  46  $  263
Dividends on preference shares             6       6       5       7      24
Net income (Loss) attributable to
   common shareholders                 $ 168   $ 174  $ (142)  $  39  $  239
Net income before extraordinary item
   per common share (in US$)(2)        $0.75   $0.77  $ 0.61   $0.17  $ 2.30
Extraordinary loss per common share
   (in US$)                                -       -    1.24       -    1.24
Net income (Loss) per common share
   (in US$)(2)                         $0.75   $0.77  $(0.63)  $0.17  $ 1.06
Net income before extraordinary
   item under U.S. GAAP(3)             $ 176   $ 172  $  119   $  94  $  561
Net income (Loss) under U.S. GAAP(3)   $ 176   $ 172  $ (176)  $  94  $  266

[FN]
(1) The first quarter of 1997 included an after-tax gain of $10 from the sale of a business and $26 from a favourable tax adjustment related to prior years. The third quarter of 1997 included a special charge of $30 after tax related to Alcan's share of contract losses and restructuring provisions at 45.6% owned Nippon Light Metal Company, Ltd., in Japan.

(1) The first quarter of 1996 included an after-tax charge of $12 on the in-substance defeasance of debentures. The third quarter of 1996 included an after-tax gain of $8 from the sale of businesses. (1) The first quarter of 1995 included an after-tax gain of $24 from the sale of Alcan's metal distribution business in the U.S. The second, third and fourth quarters of 1995 included after-tax charges of $3, $4 and $8 respectively on the in-substance defeasance of debentures.

(2) Net income (Loss) per common share calculations are based on the average number of common shares outstanding in each period.

(3) See note 4 to the consolidated financial statements for explanation of differences between Canadian and U.S. GAAP.

ELEVEN-YEAR SUMMARY

                                        1997    1996    1995    1994    1993    1992    1991    1990    1989     1988     1987
CONSOLIDATED INCOME STATEMENT ITEMS
  (in millions of US$)
REVENUES
  Sales and operating revenues         7,777   7,614   9,287   8,216   7,232   7,596   7,748   8,757   8,839    8,529    6,797
  Other income                            88      75     100     109      75      69      82     162     208       97       81
Total revenues                         7,865   7,689   9,387   8,325   7,307   7,665   7,830   8,919   9,047    8,626    6,878

COSTS AND EXPENSES
  Cost of sales and operating
    expenses                           5,995   5,905   7,233   6,740   6,002   6,300   6,455   6,996   6,682    6,072    5,117
  Depreciation                           436     431     447     431     443     449     429     393     333      316      296
  Selling, administrative and
    general expenses                     444     422     484     528     551     596     635     659     600      525      447
  Research and development expenses       72      71      76      72      99     125     131     150     136      132       95
  Interest                               101     125     204     219     212     254     246     197     130      137      177
  Other expenses                          54      88      61      95     106     118     163      65      62       91      113
  Income taxes                           258     226     340     112     (13)    (17)   (104)    126     350      497      230
Equity income (loss)                     (33)    (10)     (3)    (29)    (12)     53      89     211      97       97       35
Minority interests                        (4)     (1)      4      (3)      1      (5)     --      (1)    (16)     (22)      (5)
Net income (Loss) before
  extraordinary item                     468     410     543      96    (104)   (112)    (36)    543     835       931     433
  Extraordinary gain (loss)               17      --    (280)     --      --      --      --      --      --        --      --
Net income (Loss)                        485     410     263      96    (104)   (112)    (36)    543     835       931     433
Preference dividends                      10      16      24      21      18      23      20      22      21        30      36
Net income (Loss) attributable to
 common shareholders                     475     394     239      75    (122)   (135)    (56)    521     814       901     397

CONSOLIDATED BALANCE SHEET ITEMS
  (in millions of US$)
Operating working capital              1,483    1,461   1,731  1,675   1,314   1,460   1,717   1,842   1,774     1,764   1,735
Property, plant and equipment - net    5,458    5,470   5,672  5,534   6,005   6,256   6,525   6,167   5,260     4,280   3,965
Total assets                           9,466    9,325   9,736 10,003   9,812  10,154  10,843  10,681   9,518     8,627   7,693
Total debt                             1,515    1,516   1,985  2,485   2,652   2,794   3,024   2,648   1,734     1,530   1,558
Deferred income taxes                    969      996     979    914     888     955   1,126   1,092   1,044     1,006     754
Preference shares                        203      203     353    353     353     353     212     212     212       211     405
Common shareholders' equity            4,871    4,661   4,482  4,308   4,096   4,266   4,730   4,942   4,610     4,109   3,565

PER COMMON SHARE (in US$)
Net income (Loss) before
  extraordinary item                    2.02     1.74    2.30   0.34   (0.54)  (0.60)  (0.25)   2.33    3.58      3.85    1.68
Net income (Loss)                       2.09     1.74    1.06   0.34   (0.54)  (0.60)  (0.25)   2.33    3.58      3.85    1.68
Dividends paid                          0.60     0.60    0.45   0.30    0.30    0.45    0.86    1.12    1.12      0.59    0.39
Common shareholders' equity            21.43    20.57   19.84  19.17   18.28   19.06   21.17   22.19   20.30     18.06   15.05
Market price - NYSE close              27.69    33.63   31.13  25.38   20.75   17.63   20.00   19.50   22.88     21.75   17.92

OPERATING DATA
(in thousands of tonnes)

Consolidated aluminum shipments
   Ingot products*                                     858    810    801    897    887    870    866    857    743    832    787
   Fabricated products                               1,694  1,539  1,733  1,763  1,560  1,389  1,333  1,488  1,518  1,446  1,410
   Fabrication of customer-mowned metal                276    258    225    189     91    206    145     81     75     80     99
Total aluminum shipments                             2,828  2,607  2,759  2,849  2,538  2,465  2,344  2,426  2,336  2,358  2,296
Consolidated primary aluminum
   production                                        1,429  1,407  1,278  1,435  1,631  1,612  1,695  1,651  1,643  1,619  1,587
Consolidated aluminum purchases                      1,254  1,003  1,365  1,350    865    675    591    646    718    716    593
Consolidated aluminum inventories
   (end of year)                                       451    408    449    435    403    418    463    447    539    480    496
Primary aluminum capacity **
   Consolidated subsidiaries                         1,558  1,561  1,561  1,561  1,711  1,711  1,676  1,685  1,685  1,680  1,680
   Total consolidated subsidiaries and
   related companies                                 1,695  1,698  1,712  1,712  1,862  1,862  1,827  1,836  1,836  1,831  1,861
OTHER STATISTICS
Cash from operating activities
   (in millions of US$)                                719    981  1,044     65    444    465    659    760    970  1,370    879
Capital expenditures
   (in millions of US$)                                641    482    441    356    370    474    880  1,367  1,466    676    415
Ratio of total borrowings to equity (%)              23:77  23:77  29:71  35:65  37:63  37:63  37:63  33:67  26:74  26:74  27:73
Average number of employees
   (in thousands)                                       33     34     39     42     46     49     54     57     57     56     63
Common shareholders - registered
   (in thousands at end of year)                        21     22     23     26     28     32     34     38     40     41     46
Common shares outstanding
   (in millions at end of year)                        227    227    226    225    224    224    223    223    227    228    237
   Registered in Canada (%)                             61     61     61     55     59     69     68     54     44     54     44
   Registered in the United States (%)                  39     39     38     44     40     30     31     44     54     43     53
   Registered in other countries (%)                     -      -      1      1      1      1      1      2      2      3      3
Return on average common
   shareholders' equity (%)                             10      9      5      2     (3)    (3)    (1)     11     19    24     12
   Before extraordinary item (%)                        10     11

[FN]

** Includes primary and secondary ingot and scrap. All per-share amounts reflect the three-for-two share splits on May 5, 1987, and May 9, 1989.

** Primary aluminum capacity has been restated to reflect better the actual production levels achieved over a period of time. See note 4 to the consolidated financial statements for U.S. GAAP information.

** Includes primary and secondary ingot and scrap. All per-share amounts reflect the three-for-two share splits on May 5, 1987, and May 9, 1989.

** Primary aluminum capacity has been restated to reflect better the actual production levels achieved over a period of time. See note 4 to the consolidated financial statements for U.S. GAAP information.


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

Corporate governance has traditionally received the active attention of Alcan's Board. For instance, an intensive review of the guiding principles of Alcan conducted by the Board in the 1970s led to the publication in 1978 of a policy statement entitled Alcan, Its Purpose, Objectives and Policies, which has remained fundamentally unchanged. This statement represents the basic business principles that guide Alcan employees in conducting a widespread international enterprise and has helped Alcan achieve public understanding and trust. To that original document, a Code of Conduct has been added to reinforce it with more detailed guidelines for Alcan employees as well as consultants and contractors engaged by Alcan.

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

A special committee composed of members of the Personnel Committee, ezxcept the Chief Executive Officer, administers the Alcan Executive Share Option Plan.

DIRECTORS AND OFFICERS (AS AT FEBRUARY 12, 1998)

DIRECTORS
DR. JOHN R. EVANS, C.C.1, 3, 8
Chairman of the Board
of Alcan Aluminium Limited,
Montreal
Age 68, director since 1986

SONJA I. BATA, O.C.5, 7
Director of Bata Limited,
Toronto
Age 71, director since 1979

W. R. C. BLUNDELL, O.C.2, 7
Director of various companies,
Toronto
Age 70, director since 1987

JACQUES BOUGIE, O.C.3, 5
President and Chief Executive Officer
of Alcan Aluminium Limited,
Montreal
Age 50, director since 1989

WARREN CHIPPINDALE, F.C.A., C.M.1, 4, 7
Director of various companies,
Montreal
Age 69, director since 1986

D. TRAVIS ENGEN1, 5, 7
Chairman, President and Chief Executive Officer of ITT Industries, Inc.,
New York
Age 53, director since 1996

ALLAN E. GOTLIEB, C.C.3, 5, 7
Director of various companies,
Toronto
Age 69, director since 1989

J. E. NEWALL, O.C.3, 6, 7
Vice Chairman and Chief Executive Officer of NOVA Corporation,
Calgary
Age 62, director since 1985

DR. PETER H. PEARSE, C.M.5, 7
President of Pearse Ventures Limited,
Vancouver
Age 65, director since 1989

SIR GEORGE RUSSELL, C.B.E.1, 3, 7
Chairman of 3i Group plc,
London
Age 62, director since 1987

GUY SAINT-PIERRE, O.C.1, 7
Chairman of SNC-Lavalin Group Inc.,
Montreal
Age 63, director since 1994

GERHARD SCHULMEYER1, 7
President and Chief Executive Officer
of Siemens Nixdorf Informations systeme AG,
Munich
Age 59, director since 1996

OFFICERS
JACQUES BOUGIE
President and Chief Executive Officer

ROBERT L. BALL
Executive Vice President,
Corporate Development and Technology

CLAUDE CHAMBERLAND
Executive Vice President,
Smelting and Power

JEAN-PIERRE M. ERGAS
Executive Vice President,
Europe

RICHARD B. EVANS
Executive Vice President,
Fabricated Products - North America

EMERY P. LEBLANC
Executive Vice President,
Raw Materials and Chemicals

EVERALDO N. SANTOS
Executive Vice President,
South America

BRIAN W. STURGELL
Executive Vice President,
Asia/Pacific

DANIEL GAGNIER
Vice President, Corporate and
Environmental Affairs

GASTON OUELLET
Vice President, Human Resources,
Occupational Health and Safety

P. K. PAL
Vice President, Chief Legal Officer
and Secretary

SURESH THADHANI
Vice President and Chief Financial Officer

GEOFFREY P. BATT
Treasurer

DENIS G. O'BRIEN
Controller

1 Member of Audit Committee
2 Chairman of Audit Committee
3 Member of Personnel Committee
4 Chairman of Personnel Committee
5 Member of Environment Committee
6 Chairman of Environment Committee
7 Member of Corporate Governance Committee
8 Chairman of Corporate Governance Committee

SHAREHOLDER INFORMATION

COMMON SHARES

The principal markets for trading in Alcan's common shares are the New York and Toronto stock exchanges. The common shares are also traded on the Montreal, Vancouver, Chicago, Pacific, London, Paris, Brussels, Amsterdam, Frankfurt and Swiss stock exchanges.

The transfer agents for the common shares are CIBC Mellon Trust Company in Montreal, Toronto, Winnipeg, Regina, Calgary and Vancouver, Chase Mellon Shareholder Services, L.L.C. in New York, and CIBC Mellon Trust Company in England.

Common share dividends are paid quarterly on or about the 20th of March, June, September and December to shareholders of record on or about the 20th of February, May, August and November, respectively.

PREFERENCE SHARES
The preference shares are listed on the Montreal, Toronto and Vancouver stock exchanges. The transfer agent for the preference shares is CIBC Mellon Trust Company.

INVESTMENT PLANS
The Company offers holders of common shares two convenient ways of buying additional Alcan common shares without payment of brokerage commissions. These are known as the Dividend Reinvestment Plan and the Share Purchase Plan. Copies of the prospectus describing these Plans may be obtained from Shareholder Services at the address on page 65.

SECURITIES REPORTS FOR 1997
The Company's annual information form, to be filed with the Canadian securities commissions, and the annual 10-K report, to be filed with the Securities and Exchange Commission in the United States, will be available to shareholders after April 1, 1998. Copies of both may be obtained from Shareholder Services at the address on page 65.

     Dividend                               Prices* and Average Daily Trading Volumes
                                    New York Stock Exchange (US$) Toronto Stock Exchange (CAN$)
1997       US$       High       Low       Close       Avg. Daily       High       Low      Close        Avg. Daily
Quarter                                                 Volume                                            Volume
First     0.150      381/4     333/8      337/8         562,300       52.25      45.70     46.75          641,900
Second    0.150      377/8     301/2    3411/16         430,900       52.10      42.65     47.10          587,800
Third     0.150     405/16     331/2      343/4         470,600       55.70      46.65     48.40          547,600
Fourth    0.150    3513/16    261/16      275/8         499,133       49.25      37.10     39.40          679,694
Year      0.600
1996
Quarter
First     0.150      337/8     283/8      321/4         398,500       46         383/4     44             709,100
Second    0.150      341/8     301/8      301/2         367,400       46.40      40.75     41.55          468,100
Third     0.150      323/8     285/8      30            327,200       44.45      39.35     40.70          406,500
Fourth    0.150      361/8     293/4      335/8         435,200       48.50      40.10     46.25          664,500
Year      0.600

[FN]
* The share prices are those reported as New York Stock Exchange -- Consolidated Trading and reported by the Toronto Stock Exchange. Since April 15, 1996, share prices on the Toronto Stock Exchange are expressed in decimals.

FURTHER INFORMATION
Contact for shareholder account inquiries:
Linda Burton
Manager, Shareholder Services
Telephone: (514) 848-8050
or 1-888-252-5226 (toll free)
shareholder.services@alcan.com

Investor contact:
Alan G. Brown
Director, Investor and Media Relations
Telephone: (514) 848-8368
investor.relations@alcan.com

Media contact:
Alain Bergeron
Manager, Investor and Media Relations
Telephone: (514) 848-8232
media.relations@alcan.com

THE ALCAN GROUP WORLDWIDE

PARENT COMPANY AND WORLD HEADQUARTERS
Alcan Aluminium Limited
1188 Sherbrooke Street West
Montreal, Quebec, Canada
H3A 3G2

Mailing Address:
P.O. Box 6090
Montreal, Quebec, Canada
H3C 3A7
Telephone: (514) 848-8000
Telecopier: (514) 848-8115
www.alcan.com

NORTH AMERICA
Bermuda
Alcan (Bermuda) Limited
Alcan Nikkei Asia Holdings Ltd. (78.2%)1

Canada
Alcan Aluminium Limited
Alcan Cable
Alcan Chemicals
Alcan Foil Products
Alcan International Limited
Alcan Smelters and Chemicals Limited

Jamaica
Alcan Jamaica Company

United States
Alcan Aluminum Corporation
Alcan Automotive Products
Alcan Cable
Alcan Chemicals
Alcan Foil Products
Alcan Ingot
Alcan Light Gauge Products
Alcan Sheet Products

SOUTH AMERICA
Brazil
Alcan Aluminio do Brasil Ltda.
Consorcio Aluminio do Maranhao
     (Alumar Consortium) (10%)
Mineracao Rio do Norte S.A. (12.5%)
Petrocoque S.A. - Indusria & Comercio (25%)

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

Spain
Alcan Palco S.A.

Switzerland
Alcan Aluminium AG
Alcan Rorschach AG

United Kingdom
British Alcan Aluminium plc

PACIFIC
Australia
Alcan South Pacific Pty Ltd.
Queensland Alumina Limited (21.4%)

China
Alcan Asia Limited
Alcan Asia Pacific Limited
Alcan Nikkei China Limited (72.3 %)2
Alcan Nikkei Korea Limited (72.3 %)2
Nonfemet International (China-Canada-Japan)
     Aluminium Company Limited (35.2%)3

India
Indian Aluminium Company, Limited (34.6%)

Japan
Alcan Asia Limited (Tokyo Branch)
Nippon Light Metal Company, Ltd. (NLM) (45.6%)

Korea
Alcan Nikkei Korea Limited (Seoul Branch)

Malaysia
Alcan Nikkei Asia Company Ltd. (78.2%)1
Aluminium Company of Malaysia Berhad (46.3%)3
Alcom Nikkei Specialty Coatings Sdn Bhd (62.2%)4

Thailand
Alcan Nikkei Siam Limited (54.8%)3
Alcan Nikkei Thai Limited (60.7%)3

* This list names only the principal businesses of the Alcan Group. A complete list is contained in the Company's 10-K Report, available from Alcan's headquarters in Montreal.

1 Alcan's direct interest is 60%, the remaining interest is held through Nippon Light Metal Company, Ltd. (NLM).
2 Alcan's direct interest is 49%, the remaining interest is held through NLM.
3 Interest held through Alcan Nikkei Asia Holdings Ltd., which is 78.2% owned by Alcan.
4 Interest held through Aluminium Company of Malaysia Berhad and Alcan Nikkei Asia Holdings Ltd.

Visit Alcan's Web Site: www.alcan.com
Further information on Alcan and its activities is available on Alcan's World Wide Web site and contained in various Company publications. These publications, such as A Commitment to Continual Environmental Improvement, published in 1996, are available by writing to the address shown at upper left.

VERSION FRANCAISE
Pour obtenir la version francaise de ce rapport, veuillez ecrire aux Services aux actionnaires dont l'adresse figure dans le coin superieur gauche.

This report was printed using vegetable-based inks and is recyclable.