Form 10-K405, Exhibit 13
period 1998-12-31
ALCAN ALUMINIUM LTD /NEW
filed 1999-03-30
CIK 4285

                                                                      Exhibit 13
Alcan Aluminium Limited (Logo)

1998 ANNUAL REPORT

GROWTH
VALUE
STRENGTH

(Photo of product.)


CONTENTS
Highlights of the Year.......................................................  5
Profile: Strength, Growth, Value.............................................  6
Message to Shareholders......................................................  8
Growing with Our Partners.................................................... 12
Corporate Social Responsibility.............................................. 16
The Alcan Group's Businesses at a Glance..................................... 18
Management's Discussion and Analysis......................................... 22
Responsibility for the Annual Report, OECD Guidelines and Auditors' Report... 43
Consolidated Financial Statements............................................ 45
Notes to Consolidated Financial Statements................................... 49
Quarterly Financial Data..................................................... 76
Eleven-Year Summary.......................................................... 78
Corporate Governance......................................................... 80
Directors and Officers....................................................... 81
Shareholder Information...................................................... 84
The Alcan Group Worldwide.................................................... 86


ANNUAL MEETING
The Annual Meeting of the holders of common shares of Alcan Aluminium Limited will be held on Thursday, April 22, 1999. The meeting will take place at 10:00 a.m. in the Assembly Hall of the International Civil Aviation Organization, Atrium Entrance, 999 University Street, Montreal, Quebec, Canada.

DEFINITIONS
The word "Alcan" or "Company" means Alcan Aluminium Limited and, where applicable, one or more consolidated subsidiaries. A "subsidiary" is a company controlled by Alcan. A "joint venture" is an association (incorporated or unincorporated) of companies jointly undertaking some commercial enterprise and proportionately consolidated to the extent of Alcan's participation. A "related company" is one in which Alcan has significant influence over management but owns 50% or less of the voting stock. The "Alcan Group" refers to Alcan Aluminium Limited, its subsidiaries, joint ventures and related companies.

In this report, unless stated otherwise, all dollar amounts are stated in United States dollars and all quantities in metric tons, or tonnes. A tonne is 1,000 kilograms, or 2,204.6 pounds.

The following abbreviations are used:
/t      per tonne
kt      thousand tonnes
kt/y    thousand tonnes per year
Mt      million tonnes
Mt/y    million tonnes per year

GLOSSARY

ALUMINA: Most alumina is a white, powdery substance produced from bauxite by a chemical process during which aluminum oxide is extracted from the ore. Between four and five tonnes of bauxite are required to produce about two tonnes of alumina, which yield one tonne of aluminum.

ALUMINUM: Although aluminum is the most common metal on earth, constituting 8% of the planet's crust, it is never found in its pure form. Aluminum metal is produced by separating aluminum from oxygen in alumina.

BAUXITE: The most economic source of aluminum is bauxite, an ore or rock composed of hydrous aluminum oxides and aluminum hydroxides. It is predominantly found in tropical and sub-tropical regions.

CHEMICALS: The Alcan Group also produces chemical-grade alumina (alumina hydrate), the starting material for a wide variety of specialty chemical products.

FABRICATED PRODUCTS: Generally, fabricated products are rolled products (sheet and foil) as well as rod, wire and cable, extruded and drawn products and castings.

LITHO SHEET: Aluminum sheet is widely used as the metal plate on which an image is produced for lithographic printing.

LONDON METAL EXCHANGE (LME): The LME is a metals trading centre for the Western World. The LME also determines the metal price (per tonne) for aluminum trading for current and future delivery.

ROLLED PRODUCTS: At rolling mills, sheet ingots are reduced in thickness by passing them between rollers in a series of reversing hot mills and, finally, in a cold mill. For example, a 30-tonne sheet ingot can be rolled into a coil of up to 2.7 metres in diameter.

SECONDARY (RECYCLED) METAL: Aluminum ingot can be made by remelting Used Beverage Cans (UBCs) or any other post-consumer scrap, as well as customer process scrap. Recycling aluminum only requires about 5% of the energy required to produce primary metal.

SHEET AND FOIL: Sheet is a flat-rolled metal primarily used for the container, lithography, transportation and building end-use markets. Foil is a thin sheet of metal, usually less than 0.006 inch (0.15 millimeter) thick, and it is widely used in household and commercial packaging and industrial product applications.

SMELTING: Primary aluminum is originally produced through the electrolytic reduction of alumina (smelting process). The molten aluminum is then cast into ingots and then fabricated into a variety of products.

TOLLING: Alcan rolls or converts customer-owned metal. This activity is called tolling.

Alcan Aluminium Limited

HIGHLIGHTS OF THE YEAR


(Graph)                                       (Graph)



                                                        1998    1997    1996
                                                        ----    ----    ----
FINANCIAL DATA
(in millions of US$, except per common share amounts)
Sales and operating revenues                            7,789   7,777   7,614
Net income before extraordinary item                      399     468     410
Net income                                                399     485     410
Economic Value Added (EVA(R))*                           (285)   (285)   (310)
Return (%) on average common shareholders' equity           7      10      9
Total assets (at year-end)                              9,901   9,374   9,228
Capital expenditures                                      877     641     482
Ratio of borrowings to equity (at year-end)             24:76   23:77   23:77
Per common share (in US$)
   Net income before extraordinary item                  1.71    2.02    1.74
   Net income                                            1.71    2.09    1.74
   Cash from operating activities                        3.25    3.17    4.34
   Dividends                                             0.60    0.60    0.60
   Common shareholders' equity (at year-end)            23.71   21.43   20.57
                                                        =====   =====   =====

OPERATING DATA
(in thousands of tonnes)
Fabricated products shipments**                         2,112   1,970   1,797
Ingot products shipments***                               829     858     810
Primary aluminum production                             1,481   1,429   1,407
Secondary/recycled aluminum production                    684     670     639
                                                        =====   =====   =====

AVERAGE THREE-MONTH LME PRICE
(in US$/tonne)                                          1,379   1,620   1,536
                                                        =====   =====   =====

[FN]
  * EVA is a registered trademark of Stern Stewart & Co.
 ** Includes products fabricated from customer-owned metal.
*** Includes primary and secondary ingot and scrap.

PROFILE

Alcan Aluminium Limited, a Canadian corporation, is the parent company of an international group involved in all aspects of the aluminum industry. Through subsidiaries, joint ventures and related companies around the world, the activities of the Alcan Group include bauxite mining, alumina refining, power generation, aluminum smelting, manufacturing and recycling as well as research and technology. Close to 40,000 people are directly employed by the Company.

In the 97 years since it was established, Alcan has developed a unique combination of competitive strengths. The Alcan Group is a multicultural and multilingual enterprise reflecting the differing corporate and social characteristics of the many countries in which it operates. Within a universal framework of policies and objectives, individual subsidiaries conduct their operations with a large measure of autonomy. With operations and sales offices in more than 30 countries, the Alcan Group is one of the most international aluminum companies and a leading producer of flat-rolled aluminum products.

Alcan Aluminium Limited has approximately 20,340 registered holders of its common shares and 860 registered holders of its preference shares. While distributed internationally, the Company's shares are mostly held in North America. The word ALCAN and the Alcan symbol are registered trademarks in more than 100 countries and are synonymous with aluminum the world over.


(Pull out)
Alcan... the partner of choice.

(Sidebar)
GROWING WITH OUR PARTNERS

Growing with Our Partners is the focus of this year's Annual Report, and strength, growth and value are at the core of our strategic intent.

Strength reflects Alcan's strong financial state, its healthy debt-to-equity ratio and improved profitability. It also signifies the quality and dedication of Alcan's 40,000 employees. Finally, strength together with light weight, thermal and electrical conductivity, barrier qualities, infinite recyclability and many other characteristics make aluminum... the material of choice.

Growth is working with all our stakeholders to develop and deliver value-added, differentiated aluminum products, bringing increased value to our customers. It means continuous improvement in everything we do - earnings, technology, employee development, safety, and environmental stewardship. Growth is about looking to a new future as we enter the new millennium -- fully optimizing our existing assets and aggressively pursuing opportunities to grow shareholder value.

Value is the reason we're here. It is an ongoing commitment -- to our shareholders, to our customers, to and by our employees -- to create value in everything we do. It also symbolizes Alcan's values -- our ethics, our conduct, our reputation.

MESSAGE TO SHAREHOLDERS

VALUE

(Photo of John R. Evans & Jacques Bougie)


(Caption)
John R. Evans (left), Chairman of the Board, and Jacques Bougie, President and Chief Executive Officer.


OUR STRATEGIC PRIORITIES

- Establish and implement aggressive new Full Business Potential targets for 1999 and beyond.

- Strengthen the position of aluminum in the marketplace through industry leadership and position Alcan as the multinational partner of choice for global customers in select primary and semi-fabricated aluminum markets.

- Aggressively seek out opportunities to maximize shareholder value.


Alcan's aggressive Full Business Potential process helped offset difficult business conditions during 1998, as commodity markets were under pressure and the price of aluminum declined by 20% in the course of the year. We made significant progress towards meeting our commitments in regard to all three strategic priorities that had been identified for 1998.

FULL BUSINESS POTENTIAL ON TARGET

In terms of Full Business Potential, we are right on target, having reached two-thirds of our ambitious goal -- to improve pre-tax earnings by $450 million over a three-year period. A substantial portion of the improvement realized during 1998 was accounted for by our fabricated products sector where we gained market share and our shipments worldwide grew by 7% -- for a total increase of 60% since 1993. Also, in our alumina operations we achieved a $10-per-tonne savings in production costs on top of a similar reduction the previous year.

Alcan's Full Business Potential program is a continuous improvement process in pursuit of earning, at a minimum, our cost of capital -- the key to creating shareholder value. We are currently setting ambitious new targets for 1999 and beyond.

STRENGTHENING ALUMINUM IN THE MARKETPLACE

Through active participation of senior managers in major North American and European trade associations, we exercised global leadership on key industry issues ranging from the value of aluminum recycling to trade issues and environmental matters.

MAXIMIZING SHAREHOLDER VALUE

Certain strategic initiatives in our alumina and chemicals sector were undertaken in 1998, such as our bauxite-related arrangements in Australia and Ghana, modernization of our alumina refinery in Quebec and disposal of certain assets in Ireland, Guinea and Quebec. Other significant achievements in 1998 were:

- A 10-year strategic alliance with General Motors.

- Commencement of construction of the US$1.6-billion Alma, Quebec, smelter project.

- An 18-year agreement on operational stability with unionized employees in Quebec.

- Repositioning and consolidation in the Asia/Pacific region, obtaining majority interest in Indian Aluminium Company, Limited (54.6%) in India and reducing our share in Nippon Light Metal Company, Ltd. in Japan to 11.2%.

- Major expansion of the Pindamonhangaba, Brazil, rolling mill, now close to completion with over 5 million construction hours without an accident, and a new recycling plant up and running.

- Dynamic performance by Alcan's North American fabricated products operations, which achieved positive EVA(R) in each of its businesses.

Insofar as EVA, or Economic Value Added, is concerned, neither Alcan nor others in the industry have earned their cost of capital for some years now. That was the case again in 1998. On a positive note, however, Alcan was able to maintain the same EVA as in 1997 despite much lower metal prices. In other words, we continue to increase the underlying profitability of the Company.

EVA is a registered trademark of Stern Stewart & Co.

CUSTOMER FOCUS PAYING OFF

There is no doubt that the stellar performance of Alcan's North American fabricating operations -- which are now able to boast of industry-best practices in a number of areas -- was a factor in attaining the multi-billion-dollar General Motors supply agreement. The operational stability agreement with our Quebec workers helps ensure that automobile manufacturers and other customers will have a reliable supply of metal.

Alcan's determination to position itself as the most-responsive and lowest-cost supplier in its chosen markets is the main motivation behind the current realignment of our European operations. As such, we must be able to anticipate the changing needs of our customers in Europe, and to provide a consistently high level of customer service.

In Brazil, too, Alcan's customer focus is evident in our decision to invest in the expansion of our Pindamonhangaba rolling facility and enhance our position as the only domestic supplier of can sheet to that country's rapidly growing beverage industry -- another of the global customer groups that we have targeted.

SETTING NEW STANDARDS FOR WORKPLACE SAFETY AND THE ENVIRONMENT

At Alcan, we view our record in the area of employee health and safety as an important indicator of the organization's overall performance. Our ultimate goal is zero work-related injuries and illnesses. We are pleased to note a much-improved performance throughout the Alcan Group in 1998, with significant reductions in key indicators such as Recordable Case and Days Lost rates. Especially noteworthy is the achievement of the workers and managers at our rolling mill expansion project in Brazil, who surpassed 5 million construction hours without a lost-time accident. That is a truly remarkable feat -- and augurs well for a smooth start-up of the expanded facility.


(Graph)


During the year, Alcan also exercised industry leadership in terms of environmental responsibility, with the revision to its corporate environmental policy. The comprehensive policy statement encompasses six guiding principles, which raise the bar in terms of the standards by which the aluminum industry facilitates sustainable development and operates in a manner compatible with the environment.

ACKNOWLEDGMENTS

An organization's performance stands or falls on the strength of its people -- and the results of Alcan's second global survey of employees underscore how fortunate we are in terms of the remarkable esprit de corps that exists throughout the Alcan family. In terms of teamwork, for instance, the favourable response by Alcan employees was almost 20 percentage points higher than the average for major North American-based businesses. We would like to thank the entire Alcan team for their hard work and dedication during a difficult year.

Alcan's Board of Directors also wishes to express its sincere appreciation to Sonja Bata and Bill Blundell, who will not be standing for re-election at the Annual Meeting of Shareholders in April this year, having reached retirement age. We are grateful to Mrs. Bata for her 20 years of valued contribution, serving on the Audit Committee from 1981 to 1992 and then as an ardent member of the Environment Committee. We also wish to express our thanks for the wise counsel of Mr. Blundell, who joined the Board in 1988 and served as a member of the Audit Committee, becoming its Chairman in 1996.

We welcome Paul M. Tellier, President and Chief Executive Officer of Canadian National Railway Company, to Alcan's Board of Directors, and wish to thank our fellow Board members for their unstinting support and counsel.

OUTLOOK

It appears that 1999 will be another challenging year for the aluminum industry, with Western World aluminum consumption forecast to grow by only 1% and metal prices expected to remain low. However, Alcan has a strong balance sheet and intends to be an active participant in the on- going restructuring of the industry. We will seek out appropriate acquisition opportunities as an additional way of building shareholder value.

We will optimize our growth potential by strong customer partnerships and market leadership, providing value-added, differentiated aluminum products. We believe we can be the best partner in our chosen markets. Strength, growth and value are the core of our strategic intent.



(Signature)

John R. Evans
Chairman of the Board

(Signature)

Jacques Bougie
President and Chief Executive Officer

February 11, 1999

(Sidebar)

EVA -- A KEY MEASURE OF PERFORMANCE FOR ALCAN

Alcan has made excellent progress over the past several years in terms of achieving its strategic objectives, thanks in large part to the success of our ongoing Full Business Potential process. As we continue to move forward, it is imperative that we have tools in place that enable us to assess our performance by a consistent measure and -- perhaps more importantly -- help us identify areas that offer the greatest opportunity for further improvement.

EVA, an acronym for economic value added, provides us with such a tool. It measures real profitability -- the difference between the return on capital and the cost for using that capital over the same period. If returns exceed our cost of capital, we have created value. EVA also provides a platform for linking management compensation to the creation of value. It enforces an entrepreneurial culture wherein employees think and act like owners of the Company.

Dozens of other major corporations worldwide already have adopted EVA, and have found there is a correlation between an improving EVA and an increasing share price. Not surprisingly, many investors now look to EVA as a key indicator of the real return they are receiving on their investments.

With EVA in place, Alcan is in a better position to fulfill its commitment to increasing shareholder value and realizing the full potential of all its operations.

(Pull out)
GROWTH

Fabricated products shipments worldwide grew by 7% -- for a total increase of 60% since 1993.

STRENGTH

We are determined to optimize our growth potential by strong customer partnerships and market leadership, providing value-added, differentiated aluminum products.

(Photo of plant)

GROWING WITH OUR PARTNERS

GROWTH

STRENGTH, GROWTH AND VALUE

(Photo of employee)

Are at the core of Alcan's strategic intent. We do more than make and sell aluminum -- we build alliances with all our stakeholders. We also take pride in developing and delivering value-added, technically advanced aluminum products, making Alcan the partner of choice.

(Photo of David Moore and Roland Harings)
(Caption)
David Moore (right), vice president and director of technology for Alcan Global Automotive Products, examines an aluminum deck lid with Roland Harings, sales and marketing manager for European auto sheet.

The automotive sector represents one of aluminum's -- and Alcan's -- most exciting opportunities for the next millennium. Significant market growth is anticipated in everything from car structures and body panels to powertrains, chassis components and brake rotors.

A decade of automotive research and development has established Alcan as a world leader in delivering solutions to bring the benefits of aluminum to every aspect of the vehicle value chain -- from design to recycling. Alcan's patented alloys and proprietary technologies are key contributors to the growing acceptance of aluminum as the preferred material for a new generation of safe, light-weight and fuel-efficient vehicles.

(Photo of product)
(Caption)
Alcan's technology allows the application of aluminum sheet using techniques that are compatible with existing high-volume automobile production methods -- easing the transition to aluminum.

(Graph)
(Caption)
Aluminum's high strength-to-weight ratio enables car structures and body panels to be lighter than steel but just as strong.

As a result, Alcan is positioned to be the leading supplier of aluminum sheet to the global auto industry. This market represents potential annual sales of 300,000 tonnes for Alcan within a decade.

Alcan's automotive success is the product not only of technology, creativity and commitment but also the result of building strategic alliances with leading automakers worldwide. An example is the landmark partnership and ten-year supply agreement signed with General Motors in late 1998. This strategic alliance not only helps to resolve the long-standing issue of stable metal costs, it also provides a framework for continued joint research and development aimed at expanding the use of aluminum in GM's cars and trucks.

Alcan has planned ahead to meet the demanding requirements of the automotive market, particularly in sheet applications. In the last decade, we have invested over $1 billion in our world-class rolling system. Moreover, the $1.6-billion Alma smelter under construction in Quebec will further ensure the reliability of metal supply to all our customers.

Moreover, the recent creation of Alcan Global Automotive Products as a new business unit will enable the seamless, system-wide integration of Alcan's automotive business initiatives worldwide -- advancing our pursuit of aluminum-intensive vehicles with high-volume automakers.

(Sidebar)
Aluminum's combination of light weight and high strength allows automakers to improve fuel economy and reduce emissions without compromising safety. With crash test studies on aluminum cars showing equal or better performance than steel equivalents, aluminum will be key to safely bridging society's environmental needs with regional preferences for size, comfort and affordability.


(Pull out)
STRENGTH
Alcan is positioned to be the leading supplier of aluminum sheet to the global auto industry.

GROWTH
Alcan has planned ahead to meet the demanding requirements of the automotive market, particularly in sheet applications.

(Caption)
Kingston Works, in Canada, is an integral part of Alcan's North
American rolling system producing aluminum sheet with the exceptional surface quality and formability required by automakers. This plant was the first of several Alcan facilities to earn QS-9000 status -- the auto industry's quality supplier designation.

(Photo of product)
(Caption)
Aluminum use is growing in automotive applications ranging from fenders to radiators, while DURALCAN aluminum-matrix composites are finding increased favour for products such as brake rotors and drums.

(Graph)
(Caption)
The use of aluminum in automobiles is expected to reach between seven and eight million tonnes by 2005.

(Graph)
(Caption)
Extensive use of aluminum could cut the weight of a family sedan by 40% and improve fuel efficiency by 24-32%.

(Photo of product)

By the time the next generation takes to the road, cars will be lighter, even more energy efficient and more responsive. Aluminum will be the prime reason for these advances and Alcan's technology will help to make that happen.

Not only is Alcan a supplier of choice in the automotive market, but we also have strategic partnerships in the all-important containers and packaging sector as well as in other products such as lithographic sheet. Similarly, we are pursuing relationships with customers in the fin stock product sector. In the electrical cable market, strong customer alliances build extra value in our products and service, while in the building and construction sector our metal is frequently specified for major projects around the globe.

Through these partnerships, Alcan offers unique value. We develop and produce technically advanced, differentiated, semi-fabricated products and our continued investment in rolling and recycling facilities strengthens our position as a market leader in our chosen product sectors.

(Photo of product)
(Caption)
Aluminum beverage cans have a higher salvage value than competing materials -- the economic value of the used beverage cans recycled by Alcan worldwide in 1998 is estimated at $370 million.

(Photo of product)
(Caption)
Aluminum's light weight, formability, barrier qualities and thermal conductivity make it the ideal material for food and beverage packaging. Aluminum containers can be shaped, coated and embossed for functional and decorative purposes.





The aluminum beverage can continues to grow as a premier package for end users. Aluminum's properties, including complete recyclability with no deterioration in quality as well as the value incentive for collection, provide a unique market niche for aluminum beverage cans when compared to competing materials. Alcan's North American can stock shipments were up in 1998, eclipsing the previous record, outperforming the industry average and increasing market share. Industry gains were driven by a rise in can shipments to 103 billion cans in the U.S. alone. Alcan's recycling levels in North America also topped the previous year with over 20 billion cans.

In South America, can sheet consumption has grown by about 20% per year since 1996. Alcan's $370-million expansion of the Pindamonhangaba plant in Brazil will start up in 1999 -- the largest aluminum rolling operation in the region and the only one capable of producing can sheet. A new recycling facility, with an ultimate capacity of 80,000 tonnes per year, is already operational as part of the Brazilian expansion.

In Europe, aluminum food packaging represents about 35% of the European rolled products market, while in Asia, aluminum continues to gain market acceptance.

Alcan's other markets for aluminum include lithographic offset printing, where aluminum sheets with unsurpassed surface quality and flatness are imperative. For the printing process, an image is transferred to a flat lithographic sheet, ink is applied and a print is made by passing the image via a rubber roll to the paper. Aluminum lithographic sheets are ideal for this process and, once used, they are easily recycled.

Alcan is also a major supplier of aluminum transmission and distribution cable to public utilities as well as a producer of aluminum alloy building wire for the construction industry. Once again, Alcan's strength in innovation, quality and delivery distinguish the Company from the competition and clear the way for developing strategic alliances with customers.

In addition, Alcan produces value-added extrusion ingot for independent extruders who fabricate products in an almost unlimited range of profiles and shapes. Extrusions are generally destined for the building and construction market, but no matter what the application, architects and designers find that aluminum's high strength-to-weight ratio, versatility, durability and decorative potential offer unique advantages.

(Photo of product)

(Caption)
Alcan aluminum lithographic sheet offers the printing industry unsurpassed surface quality and flatness -- it is also 100% recyclable.


(Sidebar)
Aluminum is an indispensable part of our modern technological society.
Perhaps it is most evident in the form of aluminum beverage cans and foil products, but the metal is now found all around us -- ranging from high speed trains and supersonic airplanes to building products and sporting equipment. The newspapers and magazines that we read are often printed using aluminum lithographic sheets and our refrigeration and electronic components frequently contain aluminum.

Aluminum is the material of choice in many applications -- from bridges in Scandinavia and Canada to the curtain-wall cladding on the world's tallest building, the Twin Towers complex in Malaysia. In the automotive sector, fenders, doors and deck lids are now being made of aluminum sheet and soon we'll see more aluminum body structures. Driveshafts and brake rotors made from DURALCAN aluminum-matrix composites are already in production. And we see aluminum signs at the side of the road as we pass towers supporting aluminum electrical cable.

As society continues to look for products that can be recycled economically, aluminum will continue to gain ground against competing materials.


(Pull out)
VALUE

Strong customer alliances build extra value in our products and service.


(Caption)
A body-in-white for an aluminum-intensive vehicle, built with Alcan's exclusive Aluminum Vehicle Technology (AVT) system.

CORPORATE SOCIAL RESPONSIBILITY

STRENGTH

(Photo of Jamaican Student and Teacher)
(Caption)
Community investment programs include initiatives such as this one at Alcan Jamaica Company, where environmental studies for primary school students are part of an Outreach Program.

ALCAN IS COMMITTED
to industry leadership in occupational health and safety, community relations and environmental performance. The strength of this commitment stems from the participation and determination of our employees, both on the job and as volunteers in local community initiatives.

COMMUNITY AND ENVIRONMENT
Just as sustainable growth requires an integrated business strategy, Alcan's community programs frequently combine the concepts of environmental management and education with aluminum's recyclability and unique properties.

Community recycling programs often depend on collecting used aluminum beverage cans, demonstrating one aspect of aluminum's growing value as a material of choice. Protection of the environment is a high priority for every Alcan employee, requiring a continuing effort to improve our products and processes.

HEALTH AND SAFETY
A continued trend in the reduction of Alcan's work-related injuries and illnesses was evident in 1998. The commitment of all employees is a key factor in creating a work environment that enhances safety excellence.

As we strive for continual improvement in occupational health, industrial hygiene and safety, we are focused on reviewing and updating our methodology for managing these areas within all Alcan Group companies. Similar to the management system approach used to achieve accreditation to quality or environmental standards, these efforts will lead to a global shift in the manner in which all Alcan employees approach workplace health and safety.

(Photo Safety helmet)
(Caption)
All employees have the responsibility of identifying occupational health and safety hazards.

In 1998, Behavioural Based Safety (BBS) was reviewed as an innovative tool to improve health and safety performance. Founded on scientific principles, BBS incorporates ongoing problem solving and employee involvement. It identifies and corrects existing systems that produce at-risk behaviour and develops new systems to encourage safe behaviours. BBS will complement our existing management approach and strengthen Alcan's position in occupational health and safety.

(Photo of Chantal Petitclerc)
(Caption)
Alcan sponsors wheelchair athlete Chantal Petitclerc who is on her way -- riding on aluminum -- to the 2000 Olympic Games.




COMMUNITY AND EDUCATION
Alcan recognizes the need to contribute to the advancement of knowledge and know-how, especially with the leaders of tomorrow.

Initiated by Alcan, the popular program, Working for a Better Tomorrow, is now mushrooming into a global network of elementary school, environment-related microbusinesses. Since its launch ten years ago in Quebec, the program has grown to include two regional efforts in Brazil, nine schools in Canada and, this year, the first U.S. project was inaugurated near Alcan's Sebree smelter in Kentucky.

(Photo of Teacher and Students)
(Caption)
Ecole Saint-Pierre in Alma, Quebec, was the first school to embark on Alcan's program, Working for a Better Tomorrow. Among other activities, students recycle paper into greeting cards and collect and sell aluminum cans.


Mentorship programs in Europe and Canada continue to be very successful. For example, as one of the largest participants in the Canadian apprenticeship program, Career Edge, Alcan has provided, in the past two years, over 100 university graduates with their first work experience. Also, Alcan introduced a Research Fellowships Program for masters or doctoral level students at selected universities in Canada.

Sponsoring an international athlete is not an everyday occurrence for Alcan, but with Chantal Petitclerc, a world-class, wheelchair athlete, it is a golden opportunity. Chantal is a five-time medal winner at the 1996 Paralympics at Atlanta and a world-record holder in the 100-metre event. She has also won the hearts of Alcan employees around the globe.

Alcan employees worldwide are involved in their communities, offering support to charitable causes and recycling projects. Alcan continues to assist communities in need, such as those affected by hurricanes Georges and Mitch in North and Central America.


(Sidebar)
In 1998, Alcan set a goal to strive for environmental leadership within the industry. We will continue to develop and implement state-of-the-art environmental systems and adopt world-class practices for land use and residue disposal.

And, by working in partnership with customers and suppliers, we will help to create products that take full advantage of aluminum's properties throughout the product life cycle. For all our stakeholders, the message is clear -- at Alcan, environmental standards are not negotiable.


(Pull out)
VALUE
Protection of the environment is a high priority for every Alcan employee.

GROWTH

Alcan recognizes the need to contribute to the advancement of knowledge and know-how, especially with the young leaders of tomorrow.

THE ALCAN GROUP'S* BUSINESSES AT A GLANCE

(As at February 11, 1999)


EUROPE AND PACIFIC


(Graph)


NORTH AND SOUTH AMERICA


(Graph)


(Caption)
*Includes subsidiaries, joint ventures and related companies and reflects the sale of alumina refining operations in Ireland and Guinea and of a chemicals operation in Canada as well as the reduction of the interest held in Nippon Light Metal Company, Ltd. (NLM) in Japan.


ALUMINA AND CHEMICALS

(Photo of bauxite)

(Caption)
Between four-to-five tonnes of bauxite are needed to produce about two tonnes of alumina, which yield one tonne of aluminum.


OPERATIONS*

- 10 bauxite mines/reserves in 6 countries with 400 Mt of demonstrated reserves.
- 9 alumina plants in 6 countries with 3.7 Mt of annual capacity.
- 6 specialty chemicals plants in 3 countries.


1998 HIGHLIGHTS
- 11.3 Mt used.
- $29 million in bauxite third-party sales.
- 5.0 Mt produced.
- $288 million in alumina third-party sales.
- $184 million in sales.

In addition to the sales of bauxite, alumina and specialty chemicals indicated above, Alcan's non- aluminum products account for $207 million in sales.


STRATEGY AND 1998 ACHIEVEMENTS

Optimize Alcan's alumina and bauxite asset base, while providing low-cost alumina to the primary metal business.

- Acquired majority control of Ghana Bauxite Company Limited in Africa.
- Agreement on sale of alumina refining operations in Ireland and in Guinea, as well as a chemicals business unit in Quebec.
- Achieved production records in all core refineries.
- Acquired a 20% equity participation in the Utkal alumina project in India.

PRIMARY METAL

(Photo of smelting process)


(Caption)
Primary aluminum is produced through the electrolytic reduction of alumina (smelting process).

OPERATIONS*

- 16 smelters in 5 countries with 1.7 Mt of annual capacity.


1998 HIGHLIGHTS
- 1.5 Mt of ingot produced.
- 648 kt of ingot purchased.
- $1.0 billion (648 kt) in ingot sales.+


STRATEGY AND 1998 ACHIEVEMENTS
Be the best producer of low-cost primary aluminum in the world.

- Concluded an 18-year agreement for operational stability with Quebec unionized employees.

- Construction of the 375-kt/y smelter in Alma, Quebec, proceeding on time and on budget.

Six smelters achieved record volume production.

FABRICATED PRODUCTS

(Photo of rolled product)


(Caption)
Fabricated products are rolled products (sheet and foil) as well as rod, wire and cable, extruded and drawn products and castings. The principal end-use markets are: Containers and Packaging, Transportation, Electrical, and Building and Construction.

OPERATIONS*
- Rolled Products
- Other Fabricated Products
- Total Fabricated Products
Over 50 manufacturing plants in 13 countries and 2.5 Mt of annual capacity.
- Secondary/Recycled Aluminum
9 recycling plants in 6 countries with 752 kt of annual capacity.


1998 HIGHLIGHTS
- $4.2 billion (1,604 kt) in sales.++
- $1.1 billion (219 kt) in sales.
- 44 kt of fabricated products purchased.
- $5.3 billion in sales.++
- 2.1 Mt of aluminum fabricated in Alcan facilities.
- 684 kt produced.
- 535 kt of scrap purchased.
- $142 million (96 kt) in ingot sales.
- $101 million (85 kt) in scrap sales.

STRATEGY AND 1998 ACHIEVEMENTS


Grow Alcan's leading position in differentiated, semi-fabricated products in our chosen markets through long-term customer partnerships and low-cost manufacturing excellence.

- Concluded a 10-year preferred supply agreement with General Motors.
- Realigned our interests in the Asia/Pacific region. Obtained majority interest in Indian Aluminium Company, Limited and divested part of stake in Nippon Light Metal Company, Ltd.
- Negotiated the sale of piston business in Nurnberg, Germany.
- Increased North American sheet sales from existing facilities by 13%, recording market share gain in major segments.






* As at February 11, 1999

ALUMINA AND CHEMICALS

ALUMINA HYDRATE PRODUCTION
Production increased at most alumina refineries and, in addition, Indian Aluminium Company, Limited in India is included as of the third quarter of 1998.

(Graph)

TOTAL SECTOR OPERATING INCOME
Lower prices for alumina were offset by increased production and cost reductions.

(Graph)


PRIMARY METAL

PRIMARY PRODUCTION

(Graph)

Record production volume was achieved at six of the Company's smelters.

TOTAL SECTOR OPERATING INCOME

(Graph)

The decline in income reflects lower metal prices mitigated in part by lower alumina costs and higher production.

FABRICATED PRODUCTS

FABRICATED PRODUCTS SHIPMENTS

(Graph)

In 1998, market share increased in North America and was consolidated in Europe after a sharp increase the previous year.

TOTAL SECTOR OPERATING INCOME

(Graph)

All North American businesses achieved positive EVA in 1998 and improvements were made in Europe.

+    also includes purchased ingot.
++   excluding fabrication of customer-owned metal.

MANAGEMENT'S DISCUSSION AND ANALYSIS

VALUE

In a tough external environment, Alcan continues to improve its profitability. Despite metal prices 15% lower, Economic Value Added (EVA(R))* was unchanged in 1998.

(Graph)                     (Graph)


* EVA is a registered trademark of Stern Stewart & Co.


WORLD MARKET REVIEW

PRIMARY ALUMINUM
Consumption of aluminum in the Western World* fell 1.1% in 1998 as Asia's financial difficulties worsened and spread to the rest of the world. This was the first decline in demand for aluminum since 1982. The Asian downturn spread to the United States and Europe where the rate of growth slowed towards the end of the year. Latin America remained the strongest market, with consumption up 4.9%, but this was far below the 16.7% increase in 1997. Growth rates for both North America and Europe declined by more than half in 1998, to 3.0% and 3.1%, respectively. Aluminum consumption in Asia dropped by 11.6%, after a small gain of 0.7% in 1997. In sum, Western World aluminum demand for 1998 totalled 25.4 Mt of which demand for primary metal was 18.8 Mt.

Primary aluminum production in the Western World increased 2.3% in 1998 to
16.4 Mt as brownfield and greenfield capacity came on-stream and some idle capacity was restarted. During the year, about 400 thousand tonnes (kt) of capacity was unutilized because of labour, technical and weather problems. Of this, 300 kt is expected to return to production in 1999. Voluntarily idled capacity accounted for another 700 kt.

Exports of primary aluminum from the C.I.S. to the West totalled 2.7 Mt, an increase of some 2% over 1997. Chinese primary production is estimated at
2.38 Mt, an increase of 16% over 1997, which, with lower GDP growth, has eliminated the net imports into China from the West.

Supply of primary aluminum increased by 2.1% so, with the decline in demand of 1.1%, the market went into surplus. Inventories in the hands of primary aluminum producers and in London Metal Exchange (LME) warehouses were little changed at
3.7 Mt, equivalent to about 10.3 weeks of consumption. However, total inventories, including unreported stocks are estimated to have increased some 325 kt during 1998 and, assuming only a modest recovery in demand, are expected to build up further in 1999.

Ingot prices declined during most of 1998, closing the year near the low point at an LME three-month price of $1,244/t. The average price for the year was $1,379/t, 15% lower than the average of $1,620/t in 1997.

* Defined as the world excluding the Commonwealth of Independent States (C.I.S.), Eastern Europe and China.

WESTERN WORLD CONSUMPTION VERSUS ALCAN SALES

(Graph)

It is estimated that total Western World aluminum consumption in 1998 was
25.4 Mt, three-quarters of which was supplied from primary sources and the remainder from recycled metal. This decrease of 1.1% from the previous year follows an increase of 5.4% in 1997.

Alcan's total shipments increased 4% to 2.9 Mt. Ingot shipments fell 3.4%, while fabricated products shipments rose 7.2% reflecting the achievement of increased market share in a number of key segments. The increased shipments largely offset the metal price decline, resulting in revenues being unchanged at $7.8 billion.

(Graph)

The largest market for aluminum, namely transportation, grew by only 0.4% to
6.9 Mt following growth of 8.5% the previous year. In the United States, aluminum consumed in the transportation sector grew by 4.9% to 3.1 Mt despite a strike by workers at General Motors Corporation that hurt light vehicle production, but this was offset by a 10% decline in Japan as vehicle production declined. Alcan's revenues from this market increased some 10% in 1998 and accounted for 9% of its revenue.

The containers and packaging market held steady at the 1997 level to consume
4.8 Mt of aluminum. It accounted for 45% of Alcan's revenues. Industry can sheet shipments rose 1.3% to 3.4 Mt, with a large 15.4% rise in Brazil, despite the country's economic difficulties. The can sheet market in the United States continued its growth, increasing by 1.5% to 1,849 kt. Alcan's revenues from containers and packaging worldwide increased about 8% led by an increased share of the substantial North American can sheet market.

(Photo of Alcan Cable)
Strategic alliances and long-term supply partnerships build a strong future at Alcan Cable.

Building and construction suffered a 5.2% fall, to 4.8 Mt. Growth in the United States due to strong residential housing starts was offset by major declines in Asian countries such as Japan, where housing starts were down sharply, resulting in a decline in demand from construction of 15%. Alcan's revenues from this sector increased 10% and accounted for 17% of the Company's sales revenue.

Consumption of aluminum in the electrical market rose a modest 0.9% to 2.3 Mt. Growth included a strong 28% rise in Brazil with increased investment in electrical distribution. Alcan's revenues from this market were little changed, accounting for 9% of the Company's total revenue.

Other markets include machinery and equipment, and durable goods. Total aluminum consumption in these smaller markets fell approximately 1.5%. Alcan's revenues in the "other" category, which include sales of alumina and chemicals, were about 7% lower in 1998, with a strong increase in distributor shipments in the U.S. offset by lower prices for alumina. This comprised 20% of Alcan's revenue.

(Graph)

RESULTS OF OPERATIONS

Alcan reported consolidated net income for 1998 of $399 million compared to $485 million in 1997 and $410 million in 1996.

The chart above analyzes the principal components of the change in net income between 1997 and 1998. Metal prices were sharply lower -- the average three-month LME price declined 15% from $1,620/t to $1,379/t and was 10% below the 1996 level of $1,536/t. This was offset in large part by continued increases in fabricated products sales volume and improved margins due to cost reductions, improvement in product mix and the lag in passing on lower metal prices.

In terms of Economic Value Added (EVA), the metal price decline was fully offset -- EVA for 1998 was the same as 1997 at $(285) million and improved over the 1996 level of $(310) million.

Also included in the 1998 result were a number of offsetting items totalling a net after-tax loss of $9 million. Operating losses and business rationalization costs at Nippon Light Metal Company, Ltd. (NLM) in Japan of $53 million and restructuring costs elsewhere of $15 million were incurred. As a result of the impending sale of the Company's alumina refinery in Ireland, the book value of that asset was written down to the level of the expected sale proceeds, resulting in an after-tax charge of $120 million. These charges were offset by gains on the sale of shares in NLM and a chemicals business in Canada of $148 million after taxes, and a gain on currency revaluation of deferred income taxes of $31 million which resulted from the adoption of a new accounting standard.

The 1997 result included an extraordinary gain of $17 million arising from the sale of a portion of a contract to supply power to B.C. Hydro, net of additional write-downs of remaining Kemano Completion Project (KCP) assets. In addition, 1997 earnings included a net after-tax gain of $6 million arising from a favourable tax adjustment and gain on sale of businesses offset in part by contract losses and restructuring at NLM. Operating losses at NLM were $7 million in 1997.

For 1996, net income included net after-tax charges of $23 million relating to restructuring and early retirement of debt, offset by gains on business disposals and prior-period tax adjustments.

The Company's Full Business Potential program, launched in 1997, continued to make good progress towards achieving its goal of a $450 million pre-tax improvement in profitability compared to the 1996 base, by the end of 1999. Following improvements of $160 million in 1997, a further $140 million has been achieved in 1998 for a total of $300 million at the end of 1998. In the alumina and chemicals sector, gains of $80 million have been made through lower costs and increased production volume. Primary metal operations have achieved $20 million through improved smelter efficiencies resulting in increased output. In fabricated products operations, North America and Europe have achieved improvements of $220 million in the two- year period through higher capacity utilization leading to lower unit costs as well as absolute cost

(Graph)
reductions in Europe. Other regions have shown some slippage amounting to $20 million due to adverse economic conditions in Asia and Brazil. It is anticipated that the goals of the current program will be achieved by the end of 1999 and a further challenging target of earnings improvement will be set for the years beyond.

REVENUES
(millions of US$)                                           1998    1997    1996
                                                            ----    ----    ----
Sales and operating revenues                               7,789   7,777   7,614
                                                           -----   -----   -----
Total aluminum shipments (kt)                              2,941   2,828   2,607
                                                           -----   -----   -----
Average sales price realizations (US$/t)
        Ingot products                                     1,558   1,739   1,658
        Fabricated products                                2,923   2,999   3,279
                                                           =====   =====   =====

Sales and operating revenues, at $7,789 million, were slightly above the 1997 level and 2% higher than in 1996. This essentially stable level of revenues, in the face of lower metal prices, reflects continued increases in sales volume and, in 1998, an improved spread of fabricated products prices over the underlying metal price. This reflects, in part, the time-lag in changes in metal prices flowing through to fabricated products prices. In addition, realizations are affected by the translation into U.S. dollars of sales expressed in European currencies that weakened in 1997 and showed some recovery against the dollar in 1998.

Other income, which comprises interest income and other non-operating gains, was $231 million in 1998 compared to $88 million in 1997 and $75 million in 1996. Other than interest received on surplus cash, the main items included under this heading were gains on disposal of assets which, in 1998, amounted to $156 million before taxes, primarily from the sale of shares in NLM.

COSTS AND EXPENSES
Despite progressively higher sales volumes, cost of sales and operating expenses increased only 1.2% in 1998 and 1.5% in 1997. This improvement in unit costs primarily reflects higher capacity utilization, cost reductions and the lower cost, in 1998, of purchased metal.

(kt)                                                       1998    1997    1996
                                                           ----    ----    ----
Purchases of aluminum
        Ingot products                                      648     732     509
        Scrap                                               535     482     446
        Fabricated products                                  44      40      48
                                                          -----   -----   -----
                                                          1,227   1,254   1,003
                                                          =====   =====   =====

Purchases of primary ingot declined in 1998 as more of the fabricating sector's requirements were met by the Company's own smelters and increased recycling of scrap.

Depreciation expense increased to $462 million from $436 million in the previous year and a similar level in 1996 reflecting the higher levels of capital expenditure in 1997 and 1998.

Selling, administrative and general expenses, at $448 million, were little changed from the 1997 level, which was some 5% higher than 1996. This reversal of the declining trend of recent years was due to expenses of some $36 million in 1998 and $42 million in 1997 incurred in renewing and updating information technology systems. These latter expenses are expected to decline in 1999.

Research and development expenses were $70 million in 1998, little changed from 1997 and 1996. Alcan's R & D activities are closely aligned with the needs of its core businesses, principally, raw materials, smelting and rolling. The Company is continuing to maintain a strong program for the development of sheet applications and technology for the automotive industry and is working closely with a number of automotive companies in this regard. In addition, opportunities for process optimization to improve EVA are continuing to be explored and implemented in all technology streams.

Other expenses were $219 million compared to $54 million in 1997 and $88 million in 1996. The 1998 increase results from the write-down by $143 million before taxes of the Aughinish alumina refinery in anticipation of its sale, and from costs associated with the Company's Year 2000 software remediation program.


INTEREST COSTS
(millions of US$)                                        1998    1997    1996
                                                         ----    ----    ----
Interest expense                                           92     101     125
Interest capitalized                                       15      2       -
                                                         ----    ----    ----
Total interest costs                                      107     103     125
Effective average interest rate                           6.3%    6.9%    7.3%
                                                         ====    ====    ====

Total interest rose slightly in 1998 as borrowings increased, with $15 million being capitalized relating to the Pindamonhangaba (Pinda) and Alma projects in Brazil and Quebec, respectively. From its peak of $267 million in 1992, the Company's interest costs have now fallen by $160 million or 60%. This reflects the debt reduction over that period as well as the benefit of lower interest rates. The pre-tax interest expense coverage ratio was 6.3 times in 1998 compared to 7.4 times in 1997 and 5.6 times in 1996.

INCOME TAXES
Income taxes of $210 million for 1998 represent an effective rate of 32%, similar to 1997, compared to a composite statutory rate of 40.4%. The difference in the rates in 1998 is due primarily to investment and other allowances, reduced rate or tax-exempt items and the impact of the accounting change related to the currency revaluation of deferred income taxes, partially offset by other exchange translation items.

EQUITY COMPANIES
Alcan's share of losses of equity-accounted companies in 1998 was $48 million compared to $33 million in 1997 and $10 million in 1996. Business conditions in Japan continued to deteriorate and Alcan's Japanese affiliate, NLM, recorded further operating and restructuring losses. In the third quarter, Alcan increased its ownership in Indian Aluminium Company, Limited (Indal) from 34.6% to 54.6% and accordingly that company is now consolidated as a subsidiary. During the fourth quarter, the Company reduced its ownership in NLM from 45.6% to 11.2% and the investment in NLM is now treated as a portfolio investment.


PRODUCT SECTOR REVIEW

The following information is reported by major product sector, viewing each sector on a stand- alone basis. Transactions between sectors are conducted on an arm's-length basis and reflect market prices. Thus, profit on all alumina produced by the Company, whether sold to third-parties or used in the Company's smelters, is included in the alumina and chemicals sector. Similarly, income from primary metal operations includes profit on metal produced by the Company, whether sold to third-parties or used in the Company's fabricating operations. Income from the fabricated products sector represents only the fabricating profit from rolled products and downstream businesses. Additional product sector information is presented in note 23 to the financial statements.



ALUMINA AND CHEMICALS OPERATIONS
(millions of US$)                                          1998    1997    1996
                                                           ----    ----    ----

Sales and operating revenues
        Third parties                                       509     536     529
        Intersector                                         516     520     507
Operating income                                            113     118      84
                                                            ---     ---      --
Shipments - third-parties (kt)
        Smelter-grade alumina                             1,641   1,679   1,585
        Alumina chemicals                                   433     399     387
                                                            ---     ---     ---
Alumina hydrate production (kt)                           5,013   4,727   4,536
                                                          =====   =====   =====

Profits from this sector are little changed from 1997 and ahead of 1996. Alumina prices decreased on average by 14% in 1998, reflecting the decline in metal prices. Alcan reduced its alumina production costs per tonne by 8% compared to 1997. This was the result of continued improvements to productivity and efficiencies in conjunction with the Company's Full Business Potential program. Production costs also benefited from lower market prices for oil and caustic soda.

BAUXITE
Through subsidiaries, joint ventures and related companies, Alcan has approximately 400 Mt of demonstrated bauxite reserves, which is more than sufficient to meet its needs for the next 30 years. The Company also has access to additional resources to meet its needs beyond this period.

Having reached agreement with Comalco Limited in February 1998 with regard to integrated mining of Alcan's Ely bauxite deposit with Comalco reserves in Australia, progress was made during 1998 to define the mining plan for these resources. From the beginning of 2000, Alcan's bauxite costs in Australia will benefit significantly from the economies of scale resulting from this agreement.

In March 1998, Alcan increased its equity position in the Ghana Bauxite Company from 45% to 80%, and is pursuing an initiative to expand the mining capacity of that company.

ALUMINA
Alumina hydrate production reached 5.0 Mt in 1998, a 4% increase over 1997 on a comparable basis. For the second consecutive year, hydrate production was the highest level ever for the Company. Total third-party sales were unchanged at 2,074 kt.

In May 1998, Alcan acquired a 20% interest in the proposed Utkal alumina project in Orissa, India, a further 20% of which is held by Alcan's 54.6%-owned subsidiary, Indal. The project consists of a one-million-tonne integrated alumina plant and bauxite mine, with the opportunity to further expand production capacity. This project has the potential to be the lowest cost alumina plant in the world. The detailed feasibility study, most of the environmental clearances, licenses and land acquisitions have been completed. In February 1999, Alcan increased its direct interest in this project to 35%. The Utkal shareholders' decision regarding commencement of construction is expected to be made in late 1999 or early 2000.

In December 1998, Alcan announced a $105-million modernization program at its alumina plant in Jonquiere, Quebec. This project will be completed over a four-to-five year period, in conjunction with a major reorganization and substantial reduction in employment levels, in order to significantly reduce the facility's alumina production cost, as well as improve environmental, health and safety conditions.

In January 1999, Alcan reached agreement in principle with Glencore Limited for the sale of the Aughinish alumina refinery in Ireland. In anticipation of this sale, the book value of this asset has been written down to the expected sale value resulting in a charge of $120 million after tax. The sale is expected to be completed by the end of the first quarter of 1999 and will make a further contribution towards the reduction of the Company's overall alumina costs.

(Photo of Truck)
An agreement with Comalco Limited will achieve economies of scale in mining the Ely bauxite reserves in Australia, adding substantial value to Alcan's strategy for raw material supply.

CHEMICALS
Operating results in 1998 were similar to prior year results, as continued progress made on shifting Alcan's position to specialty alumina chemicals was offset by reduced profit margins in Europe. In December 1998, Alcan concluded the sale of Handy Chemicals Limited located in Candiac, Quebec, in accordance with its strategy to focus on specialty alumina chemicals.

PRIMARY METAL OPERATIONS
(millions of US$)

                                                           1998    1997    1996
                                                          -----   -----   -----
Sales and operating revenues
   Third parties                                          1,304   1,487   1,321
   Intersector                                            1,394   1,486   1,628
Operating income                                            346     606     523
                                                          -----   -----   -----
Shipments (kt)
   Primary aluminum
      Third parties                                         648     661     592
      Intersector                                           904     867   1,017
                                                          -----   -----   -----
Primary production (kt)                                   1,481   1,429   1,407
                                                          =====   =====   =====

Operating profits from this sector declined some 43%, to reflect the lower average ingot prices prevailing in 1998 mitigated by lower alumina costs and the benefit of increased production levels. Profits from this sector arise not only from third-party sales but also from the sale of metal at market prices to the Company's own fabricating operations. Intersector shipments increased in 1998 reflecting higher demand from Alcan's North American fabricating operations.

Third-party sales of primary ingot are nearly all in added-value forms such as extrusion billet and foundry ingot. Reduced Asian demand for ingot products was offset by a continued high level of demand from the North American market. Billet sales and profitability improved with Alcan's strong market position supported by casting facilities at four smelters. Sales of foundry ingot were maintained despite the 1998 ice storm affecting output in Quebec and a strike at General Motors affecting demand. Increased foundry ingot casting capacity has been installed at the Sebree smelter in the U.S. to support Alcan's automotive products strategy. The average realized price on third-party sales of primary ingot was $1,618/t compared to $1,803/t in 1997 and $1,721/t in 1996.

(Photo of smelting plant)
(Caption)
Alcan's smelting and power strategy moves into a new phase with the construction of the US$1.6-billion, 375,000-tonne capacity smelter in Alma, Quebec, scheduled for start-up in late 2000.

Alcan's average cost of production of primary aluminum (mainly in the form of sheet ingot and extrusion billet), including alumina at market prices, was $1,327/t compared to $1,352/t in 1997 and $1,328/t in 1996. The reduction in 1998 was due to lower alumina costs and the benefits to unit costs of increased output.

PRIMARY PRODUCTION
Primary metal production again increased in 1998 with improved output from most smelters offset by the loss of some 7 kt of production at a Canadian smelter due to the loss of power following an ice storm in January 1998. Alcan continues to have approximately 134 kt/y of production capacity temporarily idled, representing 8% of its capacity. This capacity will be restarted only when warranted by industry conditions. In addition, some 70 kt of capacity in India are idle due to non-availability of power.

In February 1998, the Company announced its decision to proceed with construction of a new 375-kt/y smelter at Alma, Quebec. Construction is proceeding according to plan and the first metal will be produced in late 2000. In conjunction with this expansion, the existing 75-kt/y smelter at Isle-Maligne, Quebec will be closed. The Alma smelter will employ state-of-the-art technology and will have among the lowest operating costs of new smelter projects in the world today.

Feasibility studies are under way into potential smelter projects in British Columbia and Kentucky as well as a potential joint-venture project in Shanxi Province, China. These studies represent opportunities to grow Alcan's low-cost smelting capacity and their completion will allow the Company to move quickly when market conditions are appropriate.

In the U.K., the refurbishment of the idle potline at Lynemouth is complete and the line is ready to restart when market conditions allow. In anticipation of the eventual closure of the Kinlochleven smelter, planning permission has been sought to upgrade the power line from the Kinlochleven power system to the Lochaber smelter.


FABRICATED PRODUCTS OPERATIONS
(millions of US$)                                           1998    1997    1996
                                                           -----   -----   -----
Sales and operating revenues                               5,963   5,737   5,744
Operating income                                             310     280     124
                                                           -----   -----   -----
Shipments (kt)                                             1,823   1,694   1,539
Fabrication of customer-owned metal                          289     276     258
Total volume                                               2,112   1,970   1,797
                                                           =====   =====   =====

Alcan's fabricated products volume, including fabrication of customer-owned metal, grew 7% in 1998 to a record level of 2.1 Mt, following 10% growth in 1997. Adjusted for acquisitions and disposals, fabricated products volume has grown 60% in the five years since 1993. This performance reflects the achievement of increased market share in the Company's chosen market segments.


ROLLED PRODUCTS
                                                            1998    1997    1996
                                                           -----   -----   -----
Shipments (kt)                                             1,604   1,476   1,304
Fabrication of customer-owned metal                          289     276     258
                                                           -----   -----   -----
Total volume                                               1,893   1,752   1,562
                                                           -----   -----   -----
Average price realizations (US$/t)                         2,599   2,637   2,797
                                                           =====   =====   =====

Alcan continues to consolidate its position of leadership in rolled products markets in North and South America and Europe following capacity expansions and modernization in recent years.

The decline in the average price realized on shipments of rolled products was much less than the decline in the underlying metal price due to the time-lag in metal prices flowing through to fabricated products prices as well as to the impact of currency translation. Realizations on sales denominated in European currencies declined in dollar terms in 1997 but increased in 1998 as those currencies recovered against the dollar.

North American industry aluminum sheet demand grew an estimated 1.5% in 1998 but Alcan achieved growth of 13%, recording market share gains in all major segments and increased exports. Industry can sheet growth was in line with overall sheet demand growth at an estimated 1.5% increase in 1998 driven by an increase in beverage can shipments of about 2.2% to a level of 103 billion cans in the U.S. Alcan continued to increase its share of this market with shipments up 11.6%. The Company made further inroads to the distributor market with shipments up 12% in a relatively flat market. In light gauge products, volume was up 10%, over twice the market growth, led by gains in transportation, packaging and construction.

(Graph)

Following growth of 7% in 1997, the rolled products market in Western Europe rose by an estimated 1.5% in 1998. However, market conditions weakened as the year progressed with the rolled products market contracting at a rate of 2% during the second half-year, after growth of 5% in the first six months. Having achieved sales growth of 16% in 1997, Alcan consolidated its position with shipments almost unchanged from the previous year, but with improved margins and with a higher added-value product mix.

In South America, rolled products growth of 9% slowed somewhat from previous years and was mixed, with can sheet growing an estimated 16% but declines for consumer durable goods, transportation and machinery markets due to very high real interest rates in Brazil. A large proportion of Alcan's shipments is can sheet and the Pinda mill is the only rolling mill in the region with can sheet production capability. This plant is being expanded from 100 kt/y to 280 kt/y with the new capacity scheduled to start coming on stream late in 1999 to continue supporting the expanding South American can sheet market.

(Photo of laboratory)
(Caption)
Alcan's patented allows and proprietary technologies are key contributors to the growing acceptance of aluminum sheet in automobiles. Working in close partnership with the customer, an Alcan laboratory technologist at Kingston, Ontario, simulates a test for the uniformity of temperature distribution on an aluminum hood.

AUTOMOTIVE
The year 1998 was again one of substantial progress for the automotive group, with significant commercial breakthroughs advancing Alcan's leadership in the application of aluminum sheet and metal matrix composites. During the year, Alcan secured new business with both General Motors and Ford for the increased use of aluminum exterior body panels (closures) on cars and light trucks. Over the next two years, Alcan will begin to supply multiple major new closure panel applications to the two manufacturers, making Alcan the leading supplier of aluminum closures to both companies. Volkswagen selected DURALCAN brake drums for production on its new lightweight, 3.0 liter/100 km Lupo. The Lupo, weighing in at just 800 kg, capitalizes on the lightweight benefits of aluminum throughout the vehicle. Production of this vehicle is now under way. In addition to these successes, significant progress was made toward the prospect of a high-volume aluminum-intensive vehicle (AIV).

Alcan Global Automotive Products, a new organization, was created in 1998 to extend Alcan's business development approach into Europe and other regions to ensure the success of critical customer programs, while capturing the value of these business opportunities for Alcan. The strategic alliance signed with General Motors in November, along with continued progress with

Ford toward developing lighter, more efficient vehicles, provides the underpinning for long-term sustainable market growth.

Alcan's reputation as a reliable, quality supplier was also recognized through the achievement of both the QS-9000 and Ford Q1 certifications at the Company's three North American plants involved in the production of automotive sheet.



OTHER FABRICATED PRODUCTS
                                                         1998    1997    1996
                                                         ----    ----    ----

Shipments (kt)                                            219     218     235
                                                          ---     ---     ---
Average price realizations (US$/t)                      5,292   5,445   5,946
                                                        =====   =====   =====


Sales of other fabricated products were flat in 1998 after having declined over the previous five years as a result of the divestment of non-strategic downstream businesses, most of which was completed by 1996. The slight decline in realizations in 1998 largely reflects the underlying metal price.

In North America, shipments of Alcan Cable products increased in 1998, continuing the positive trend of the past several years. Building wire demand continued to grow and market demand for service cable and transmission cable was stable in 1998, supporting the sales volume needed to maintain continuing excellent profit performance. Alcan Cable employees in Canada and the U.S. extended special efforts in early 1998 in response to emergency demand for cable caused by a severe ice storm that blanketed eastern Canada and the northeastern United States in January. Most dramatic was Alcan Cable's rapid production and delivery of a special high strength alloy conductor cable that electric utility Hydro-Quebec desperately needed to replace steel-reinforced high-voltage lines brought down by the storm.

In France, conditions in the building systems market improved, and the overseas business of Alcan France generally performed well. However, sales to Southeast Asia were affected by the much weaker economies in that region. In Germany, Alcan reached agreement to sell the piston manufacturing business during the first quarter of 1999. In Brazil, the flexible packaging business suffered weak market demand.

RECYCLING ACTIVITIES
Alcan's aluminum can recycling in North America increased by 8.2% in 1998 to a new record, 20.1 billion cans. This represents more than 30% of all the aluminum beverage cans recycled by Americans in the year. In Canada, Alcan collected approximately 2.1 billion cans in Ontario, Quebec and British Columbia during 1998. The economic value of the cans Alcan recycled during the year in North America totalled nearly $325 million.

Alcan also operates a used beverage can (UBC) recycling plant in the U.K. and, in early 1998, commissioned a UBC recycling facility with an ultimate capacity of 80 kt/y in Brazil, the first of its kind in South America, supporting growth of the beverage can market in those regions.

In addition to its UBC recycling facilities, Alcan recycles other forms of aluminum scrap at four facilities in India, Italy, Thailand and the U.K. with a total capacity of 181 kt/y. Third-party sales totalled 96 kt compared to 82 kt in 1997 and 119 kt in 1996. Late in 1996, the Company sold its facility in Guelph, Ontario, and, in the first quarter of 1999, sold its plant in Shelbyville, Tennessee. These steps reflect the decision to concentrate secondary production on supplying sheet ingot to the Company's own fabricating operations and supporting the fabricated products market with a recycling infrastructure.


GEOGRAPHIC REVIEW

The economic downturn in Japan and the rest of Asia felt in late 1997 accelerated into 1998 and, because of the impact on global demand and prices, adversely affected results in all regions.

Net income data included in this Geographic Review relate to Alcan's operations in each region, whereas the shipment data are classified according to third-party customer location.


CANADA
(millions of US$)                                           1998    1997    1996
                                                            ----    ----    ----
Net income*                                                  133     245     175
Net income excluding special items*                          103     219     188
                                                             ---     ---     ---
Shipments (kt)
        Ingot products                                       110     101     120
        Fabricated products                                  115     110     120
                                                             ===     ===     ===

[FN]
* Net income in 1997 is before extraordinary gain. Special items include: 1998 currency revaluation of deferred income taxes and gain on sale of a business, 1997 prior year tax adjustments, 1996 rationalization expenses and loss on early retirement of debt.

Earnings from Canadian operations, principally primary metal and alumina, declined in 1998 due to lower aluminum ingot prices more than reversing the improvement in 1997.

(Graph)

The Canadian economy experienced slower growth with the impact of reduced exports to Asia. Alcan's shipments to customers in Canada increased some 7% to 225 kt.

The 375-kt/y Alma smelter project in Quebec received its go-ahead early in 1998, and construction is underway. In the fourth quarter, Handy Chemicals was sold in accordance with the Company's strategy of concentrating its chemicals activities on specialty alumina chemicals.


UNITED STATES
(millions of US$)                                       1998   1997   1996
                                                       -----  -----  -----

Net income                                               144    136     70
Net income excluding special items*                      144    136     72
                                                       -----  -----  -----
Shipments (kt)**
  Ingot products                                         388    379    380
  Fabricated products                                  1,016    905    874
                                                       =====  =====  =====

[FN]
 * Special items comprise loss on sale of business and tax write-backs in 1996. ** Includes fabrication of customer-owned metal.

The increase in U.S. net income reflects continued improvements in profitability of the fabricated products business partly offset, in 1998, by reduced earnings from the U.S. smelter operations due to lower metal prices.

The U.S. economy remained robust but with some slowing of the growth rate towards the end of the year. Aluminum consumption rose 2.8% after a high, 6.7%, growth rate in 1997. Strong housing activity and transportation markets as well as continuing growth in the can market were the main factors.

Despite the slowing in the U.S. growth rate, Alcan's fabricated products operations experienced an excellent year and are achieving good order levels going into 1999.



SOUTH AMERICA
(millions of US$)                                       1998   1997   1996
                                                       -----  -----  -----
Net income                                                13     27     42
Net income excluding special items*                       13     17     29
                                                       -----  -----  -----
Shipments (kt)
  Ingot products                                          26     27     21
  Fabricated products                                    162    146    153
                                                       =====  =====  =====

[FN]
* Special items include 1997 and 1996 gain on sale of businesses.

Operating results in 1998 were affected by the impact of lower metal prices on raw materials and smelting operations. The decline in 1997 was largely due to the divestment of non-core downstream operations.

In Brazil, the imposition of very high interest rates in defence of the currency pushed the economy into recession in the fourth quarter. Cars, trucks and consumer durable goods production declined sharply. Despite weakness in these sectors, aluminum consumption grew some 5% with increased demand from the electrical distribution and beverage can markets. The outlook for 1999 is uncertain after the devaluation of the Real in January 1999. It is expected that the first quarter will be difficult with a substantial reduction in GDP.

The Pinda rolling mill expansion is proceeding well -- on time, on budget and with over 5 million construction hours worked without a lost-time accident. The expansion is scheduled to start coming on stream in the second half of 1999.

EUROPE

Overall GDP growth in the European Union (EU) 15 countries continued at just under 3% in 1998, a similar rate to the previous year. The economies of Germany and France experienced slightly higher growth, whereas Italy's growth was unchanged, and the U.K. economy began to slow down.

Operating profits and net income from the European fabricating businesses showed a significant increase in 1998, partly due to the effect of the improved conversion margins, but mostly due to the benefits of the cost reduction program underway across Europe. Employee numbers in Europe were reduced by some 550, or 5%, during the year and restructuring charges of $19 million before tax were made as Alcan Europe took steps to move towards its full business potential. In 1998, however, this improvement was offset by reduced earnings from alumina and primary metal operations.

GERMANY

(millions of US$)                           1998      1997      1996
-----------------                           ----      ----      ----
Net income                                     7         -       (25)
Net income excluding special items*           10         -       (20)
                                            ----      ----      ----
Shipments (kt)**
     Ingot products                           19        10         8
     Fabricated products                     180       183       151
                                            ====      ====      ====

*    Special items include 1998 and 1996 rationalization costs.
**   Includes fabrication of customer-owned metal.

Alcan's fabricating operations in Germany turned profitable in 1998 but continued to be EVA-negative. Further improvements are expected in 1999, based on actions taken in 1998 and to be taken in 1999.

UNITED KINGDOM

(millions of US$)                           1998      1997      1996
-----------------                           ----      ----      ----
Net income                                     2        22        51
Net income excluding special items*            8        22        49
                                            ----      ----      ----
Shipments (kt)**
     Ingot products                           25        25        16
     Fabricated products                     151       152       141
                                            ====      ====      ====

*    Special items include 1998 rationalization costs, 1996 tax write-backs.
**   Includes fabrication of customer-owned metal.

Fabricating operations in the U.K. were affected by the competitive impact of the strength of the pound sterling against continental currencies and by the slowing U.K. economy. In addition, primary metal operations suffered a decline in profitability due to lower metal prices.


OTHER EUROPE
(millions of US$)                        1998    1997    1996
                                         ----    ----    ----
Net income                               (98)     33      (5)
Net income excluding special items*       25      33      (3)
                                        ----    ----    ----
Shipments (kt)**
     Ingot products                       64      71      65
     Fabricated products                 366     391     338
                                        ====    ====    ====

[FN]
* Special items include 1998 write-down of assets and rationalization costs, 1996 rationalization costs.

** Includes fabrication of customer-owned metal.

Improved fabricated products earnings were offset by the impact of lower alumina prices on the raw materials operations. Included in the reported earnings for the year is a $120 million after-tax write-down of the Aughinish alumina refinery in anticipation of its sale early in 1999.

(Photo of shop floor)
(Caption)
Indian Aluminium Company, Limited, now a fully consolidated subsidiary, manufactures a range of products such as the high-value rolled products at the Belur sheet mill in West Bengal, India, all the way across the spectrum to specialty alumina chemicals.


ASIA AND PACIFIC
(millions of US$)                        1998    1997    1996
                                         ----    ----    ----

Net income                                117     (1)     13
Net income excluding special items*         8     29      25
                                         ----    ----    ----
Shipments (kt)
        Ingot products                    196    245     199
        Fabricated products               119     76      13
                                         ====    ====    ====

[FN]
* Special items include: 1998 gain on sale of NLM shares, 1998 and 1997 construction contract losses and rationalization expenses and 1996 rationalization expenses.

Income, excluding special items, from this region deteriorated further in 1998 as the weak Japanese economy resulted in increased operating losses from the Company's affiliate, NLM. In the fourth quarter, in line with the strategy of concentrating on upstream and large-scale fabricating operations, Alcan sold shares in NLM reducing its holding to 11.2% and realizing net cash proceeds of $193 million and an after-tax gain of $140 million. This company is now accounted for as a portfolio investment and is no longer equity-accounted.

In July 1998, Alcan acquired a further 20% of the shares of Indal for $70 million bringing its total stake to 54.6%. Accordingly, Indal has been consolidated as a subsidiary from that date. Despite slower economic growth in India, Indal improved its profitability by some 50%.

The economic crisis, which gripped Southeast Asia in the latter half of 1997, worsened during 1998, plunging most countries in the region into their first recession in over a decade. Alcan's exports of ingot products to the region declined by 20%. For fabricated products, the construction and automotive markets, which are important to Alcan's businesses, were especially hard hit, leading to a sharp decline in shipments into these markets.

Alcan's businesses in Thailand and Malaysia responded with aggressive cost reduction and productivity improvement, rigorous management of working capital and the development of export opportunities. While profitability declined, cash generation was positive and substantially higher than in 1997. With business conditions expected to remain difficult, all companies will be accelerating their efforts to strengthen their competitive position in the year ahead.

In Australia, earnings from raw materials operations declined due to lower alumina prices.


OTHER AREAS
(millions of US$)                         1998    1997    1996
                                          ----    ----    ----

Net income                                  39      35      31
Net income excluding special items*         41      35      35
                                          ----    ----    ----
Shipments (kt)
        Ingot products                       -       -       1
        Fabricated products                  3       7       7
                                          ====    ====    ====


[FN]
* Special items include 1998 loss on sale of business, 1996 rationalization expenses.

Activities in other areas include raw materials operations in Jamaica, Guinea and Ghana, and trading, shipping and insurance activities in Bermuda. Alcan also sells its products in other parts of the world such as the Middle East and Africa.


LIQUIDITY AND CAPITAL RESOURCES

OPERATING ACTIVITIES
Cash generation in 1998 was close to 1997, despite the lower net income. Calculated by taking net income for the year and adding back depreciation and deferred income taxes, cash generation was $890 million compared to $913 million in 1997 and $856 million in 1996.

Net operating working capital requirements increased by $106 million in 1998 and by $125 million in 1997 due in part to higher fabricated products sales volumes. Inventories increased at the end of 1998 reflecting lower than expected shipments at the end of the year in Europe and realignment of sheet ingot work-in-progress in North America.

(Graph)

(Photo of recycling facility)
(Caption)
With can sheet consumption in South America growing by about 20% per year since 1996, Alcan's new recycling facility at Pindamonhangaba, Brazil, completes the circle of domestic production, consumption and recycling of aluminum cans.

INVESTMENT ACTIVITIES
Capital investment in the year was $877 million, an increase from the previous two years, which were $641 million and $482 million respectively. On an ongoing basis approximately $450 million is required annually to maintain the integrity and competitiveness of the Company's assets. Additional investment during 1998 principally comprised the expansion of rolling capacity in Brazil, initial expenditure on the Alma smelter project in Quebec and the acquisition of a controlling interest in Indal, India.

(Graph)

In 1999, total investment is anticipated to be approximately $1.2 billion including, in addition to projects to maintain existing assets, the Alma smelter construction and the conclusion of the Pinda rolling mill expansion in Brazil.

Disposal proceeds from the sale of non-strategic businesses were $221 million in 1998, compared to $54 million in 1997 and $660 million in 1996.

Disposal of assets in 1998 comprised the sale of shares in NLM, Japan, and the sale of Handy Chemicals in Quebec. In addition, the divestment of a recycling facility in Shelbyville, Tennessee, was completed in the first quarter of 1999, and the sale of the Aughinish alumina refinery in Ireland and a piston manufacturing business in Nurnberg, Germany, are under way.

FINANCING ACTIVITIES
Total borrowings at the end of 1998 were $1.8 billion, which was $274 million above the 1997 level. Alcan's debt-to-equity ratio rose slightly to 24:76 compared to 23:77 at the end of 1997, which was the lowest level in decades. Net of surplus cash, the 1998 ratio was 18:82.

The quarterly common share dividend remained at 15 cents per share in 1998. Total dividends paid to common shareholders were $136 million, the same as in 1996 and 1997. Dividends to preference shareholders were $10 million in both 1998 and 1997 compared to $16 million in 1996.

In March of 1998, Alcan redeemed $43 million of its Series D preference shares. These shares were relatively high cost financing in the current interest rate environment. In addition, in September, the Company took advantage of historically low long-term interest rates to issue debentures totalling $300 million -- $200 million 6.25% debentures due 2008 and $100 million 7.25% debentures due 2028.

In September 1998, Alcan announced a common share repurchase program for up to
22.7 million common shares over a 12-month period. During the fourth quarter, Alcan purchased 1.73 million common shares. Purchases under this program may be made until September 28, 1999, at the Company's discretion.

Cash reserves totalled $615 million at the end of 1998 compared to $608 million and $546 million at the ends of 1997 and 1996 respectively. The Company continues to have a $1-billion global, multi-year and multi-currency credit facility with a syndicate of major international banks. At December 31, 1998, no funds had been borrowed under this facility and the full amount continues to be available. The Company's investment grade rating also provides Alcan with access to global capital markets through the issuance of debt and equity instruments.

The Company expects that cash generated from operations, combined with the above resources, will be more than sufficient to meet the cash requirements of operations, planned capital expenditures and dividends. In addition, ready access to capital markets should provide adequate liquidity to meet unforeseen events.

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

Included in total operating costs and expenses for the year are amounts for safeguarding the environment and improving working conditions in plants. In 1998, such expenses totalled $91 million. This amount was largely for costs associated with reducing air emissions and mitigating the impact of waste and by-products. In 1996 and 1997, these expenses totalled $96 million and $88 million, respectively.

Included in capital spending in 1998 was $71 million for environment-related projects. Such spending was largely on equipment designed to reduce or contain air emissions generated by Alcan plants. Spending in 1996 and 1997 was $60 million and $84 million, respectively.

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

The decision whether and when to commence a hedge, along with the duration of the hedge, can vary from period to period depending on market conditions and the relative costs of various hedging instruments. The duration of a hedge is always linked to the timing of the underlying transaction, with the connection between the two being constantly monitored.

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

From the beginning of 1998, following a change to the accounting standards of the Canadian Institute of Chartered Accountants on accounting for income taxes, the Company's deferred income tax liability is translated into U.S. dollars at current rates. The resultant exchange gains or losses are included in income. The impact of a US$0.01 movement in the value of the Canadian dollar on deferred income taxes is approximately $6 million. During 1998, a gain of $31 million was recorded in this regard.

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

For further details, refer to note 17 of the financial statements.

THE YEAR 2000 ISSUE

Alcan is addressing the Year 2000 issue through a formal program (the Project) designed with the assistance of outside consultants. Products made and sold by Alcan do not contain date-sensitive software or electronic components. The Project is therefore focused on evaluation and remediation of systems hardware and related software used in business applications, process controls and instrumentation used in the manufacturing process, and on risks associated with suppliers and other third-parties not being Year 2000 compliant.

Remediation of all critical systems was approximately 90% complete at the target date of December 31, 1998. Although minor slippage has occurred, Alcan expects to complete remediation of the remaining critical systems in a timely manner and this is not expected to have a material adverse effect on Alcan's Year 2000 preparedness. Remediation means an item has been repaired or replaced and has been unit tested or otherwise demonstrated to be compliant.

Other key project phases are generally on target with Alcan's milestone dates. Testing is expected to be substantially complete by the end of the second quarter of 1999. All critical systems are being evaluated for full integration testing; however, integration testing will not necessarily be undertaken for all systems.

Alcan is dependent upon a number of third parties including utilities and raw material suppliers. Alternative suppliers are not available in all cases. Alcan operates or controls, through direct ownership or joint ventures, the supply of a majority of its requirements for bauxite and alumina. This will assist Alcan in assessing and managing risk with respect to these key raw materials. Additionally, Alcan generates its own power for its core North American smelter facilities which will enable Alcan to deal directly with those power supply risks.

Contingency planning and business continuity planning will receive increased attention over the next several months. Contingency planning includes examining options for minimizing impact where third-party supplies are interrupted, the availability of alternative electrical power from third-party sources and examining how dual source energy options, available at several key fabricating facilities, can best be utilized. As systems testing and integration testing advances, Alcan will evaluate most reasonably likely worst case scenarios. These will also become clearer in relation to third-party dependencies as the position of key suppliers becomes better known. Detailed business continuity plans will then be developed in light of the results of these reviews.

Alcan believes that the Project continues to reduce significantly the possibility of material interruptions in normal operations. Third-party failures or unexpected impediments to timely completion of Year 2000 remediation could result in business interruptions or delays that could have a material adverse effect on Alcan's business and financial condition.

Costs of repair and replacement of systems at Alcan facilities are expensed as incurred and are estimated at $50 million. Costs to the end of 1998 were $23 million. Any additional costs for testing, implementation and contingency planning are not expected to have a material adverse effect on Alcan's liquidity, results or financial condition.

ABORIGINAL ISSUES
In April 1998, the 100-member Cheslatta Nation Indian Band filed suit against Alcan, Canada and British Columbia (B.C.) seeking a declaration that they be entitled to the exclusive occupancy or possession of certain claimed lands, to damages and to other relief, relying on the decision of the Supreme Court of Canada in the Delgamuukw case. Alcan obtained its title to certain land in the claimed territory under valid grants from the Government of Canada upon due payment. Alcan filed its statement of defence in October 1998. The day-to-day operations of Alcan's facilities will not be impeded. Alcan believes that this claim is without merit and will not succeed in court.

In March 1998, the Haisla Nation wrote to Alcan, Canada and B.C. asserting that Alcan's lands in Kitimat and Kemano are subject to their aboriginal title, also apparently relying on the Delgamuukw case.

CAUTIONARY STATEMENT
Statements in this report that describe the Company's objectives, projections, estimates, expectations or predictions may be "forward looking statements" within the meaning of applicable securities laws and regulations. The Company cautions that such statements involve risk and uncertainty and that actual results could differ materially from those expressed or implied. Important factors that could cause differences include global aluminum supply and demand conditions, aluminum ingot prices and other raw materials' costs or availability, cyclical demand and pricing in the Company's principal markets, changes in government regulations, economic developments within the countries in which the Company conducts business, and other factors relating to the Company's operations, such as litigation, labour negotiations and fiscal regimes.


(Pull out)
GROWTH
Fabricated products shipments continued to rise in 1998 as Alcan increased its share of key markets.

STRENGTH
Alcan's leadership in automotive sheet and metal matrix composites is evidenced by a strategic alliance with General Motors.

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

The Audit Committee has recommended the appointment of PricewaterhouseCoopers LLP as the independent auditors, subject to approval by the shareholders.

The financial statements have been reviewed by the Audit Committee and, together with the other required information in this Annual Report, approved by the Board of Directors. In addition, the financial statements have been audited by PricewaterhouseCoopers LLP, whose report is provided below.


(Signature)

Jacques Bougie, Chief Executive Officer


(Signature)

Suresh Thadhani, Chief Financial Officer

February 11, 1999

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


AUDITORS' REPORT

TO THE SHAREHOLDERS OF ALCAN ALUMINIUM LIMITED

We have audited the consolidated balance sheet of Alcan Aluminium Limited as at December 31, 1998, 1997 and 1996 and the consolidated statements of income, retained earnings and cash flows for each of the years in the three-year period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1998, 1997 and 1996 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1998 in accordance with Canadian generally accepted accounting principles.


(Signature)

PricewaterhouseCoopers LLP
Chartered Accountants

February 11, 1999
Montreal, Canada

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF INCOME
(in millions of US$, except per share amounts)


Year ended December 31                            1998        1997        1996
                                                  ----        ----        ----

REVENUES
Sales and operating revenues                    $7,789       $7,777      $7,614
Other income (note 10)                             231           88          75
                                                ------       ------      ------
                                                 8,020        7,865       7,689
                                                ------       ------      ------

COSTS AND EXPENSES
Cost of sales and operating expenses             6,076        6,005       5,919
Depreciation (note 2)                              462          436         431
Selling, administrative and general expenses       448          444         422
Research and development expenses                   70           72          71
Interest                                            92          101         125
Other expenses (note 9)                            219           54          88
                                                ------       ------      ------
                                                 7,367        7,112       7,056
                                                ------       ------      ------

Income before income taxes and other items         653          753         633
Income taxes (notes 3 and 6)                       210          248         212
                                                ------       ------      ------
Income before other items                          443          505         421
Equity loss (note 8)                               (48)         (33)        (10)
Minority interests                                   4           (4)         (1)
                                                ------       ------      ------

NET INCOME BEFORE EXTRAORDINARY ITEM            $  399       $  468      $  410
Extraordinary gain (note 4)                         --           17          --
                                                ------       ------      ------
NET INCOME                                      $  399       $  485      $  410
Dividends on preference shares                      10           10          16
                                                ------       ------      ------

NET INCOME ATTRIBUTABLE TO COMMON SHAREHOLDERS  $  389       $  475      $  394
                                                ------       ------      ------
NET INCOME PER COMMON SHARE BEFORE
        EXTRAORDINARY ITEM (note 2)             $ 1.71       $ 2.02     $  1.74
Extraordinary gain per common share (note 4)        --         0.07          --
                                                ------       ------     -------
NET INCOME PER COMMON SHARE (note 2)            $ 1.71       $ 2.09     $  1.74
                                                ======       ======     =======
DIVIDENDS PER COMMON SHARE                      $ 0.60       $ 0.60     $  0.60
                                                ======       ======     =======

CONSOLIDATED STATEMENT OF RETAINED EARNINGS
(in millions of US$)


Year ended December 31                         1998           1997          1996
                                               ----           ----          ----
RETAINED EARNINGS -- BEGINNING OF YEAR
As previously reported                       $3,556         $3,217        $2,959
Accounting change (note 3)                      306             --            --
                                             ------         ------        ------
As restated                                   3,862          3,217         2,959
Net income                                      399            485           410
                                             ------         ------        ------
                                              4,261          3,702         3,369
Amount related to common shares purchased
     for cancellation                            37             --            --
Dividends - Common                              136            136           136
          - Preference                           10             10            16
                                             ------         ------        ------
RETAINED EARNINGS - END OF YEAR (note 15)    $4,078         $3,556        $3,217
                                             ======         ======        ======


CONSOLIDATED BALANCE SHEET
(in millions of US$)

December 31                                      1998       1997       1996
                                                 ----       ----       ----
ASSETS
CURRENT ASSETS
Cash and time deposits                          $   615     $   608     $   546
Receivables                                       1,401       1,292       1,262
Inventories
   Aluminum                                         826         800         736
   Raw materials                                    345         307         325
   Other supplies                                   242         234         244
                                                -------     -------     -------
                                                  1,413       1,341       1,305
                                                -------     -------     -------
                                                  3,429       3,241       3,113
                                                -------     -------     -------

Deferred charges and other assets                   517         424         314
Investments (notes 8 and 10)                         58         251         331
Property, plant and equipment (note 9)
   Cost (excluding Construction work
       in progress)                              11,758      11,133      11,122
   Construction work in progress                    911         582         395
   Accumulated depreciation                       6,772       6,257       6,047
                                                -------     -------     -------
                                                  5,897       5,458       5,470
                                                -------     -------     -------
Total assets                                    $ 9,901     $ 9,374     $ 9,228
                                                =======     =======     =======

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Payables                                        $ 1,104     $ 1,052     $ 1,008
Short-term borrowings                                86         238         178
Income and other taxes                               28          98          98
Debt maturing within one year
   (note 12)                                        166          36          19
                                                -------     -------     -------
                                                  1,384       1,424       1,303
                                                -------     -------     -------

Debt not maturing within one year
   (notes 12 and 17)                              1,537       1,241       1,319
Deferred credits and other liabilities
    (note 11)                                       604         623         673
Deferred income taxes (notes 3 and 6)               747         969         996
Minority interests (note 10)                        110          43          73

SHAREHOLDERS' EQUITY
Redeemable non-retractable preference shares
    (note 13)                                       160         203         203
Common shareholders' equity
    Common shares (note 14)                       1,251       1,251       1,235
    Retained earnings (note 15)                   4,078       3,556       3,217
    Deferred translation adjustments
        (note 16)                                    30          64         209
                                                -------     -------     -------
                                                  5,359       4,871       4,661
                                                -------     -------     -------
                                                  5,519       5,074       4,864
                                                -------     -------     -------
Commitments and contingencies
    (notes 18 and 19)
                                                -------     -------     -------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY      $ 9,901     $ 9,374     $ 9,228
                                                =======     =======     =======



Approved by the Board:


(Signature)                                      (Signature)

Jacques Bougie, Director                         W.R.C. Blundell, Director

CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions of US$)

Year ended December 31                                           1998          1997          1996
----------------------                                          ------        ------        ------
OPERATING ACTIVITIES

Net income                                                      $ 399         $ 485         $ 410
Adjustments to determine cash from operating activities:
     Depreciation                                                 462           436           431
     Deferred income taxes                                         29            (8)           15
     Equity loss - net of dividends                                53            39            21
     Change in operating working capital
          Change in receivables                                  (109)          (30)          187
          Change in inventories                                   (72)          (37)          185
          Change in payables                                       52            44           (99)
          Change in income and other taxes payable                (70)           --            (3)
          Changes in operating working capital due to:
               Deferred translation adjustments                    46           (93)          (29)
               Acquisitions, disposals and
                    consolidations/deconsolidations                47            (9)         (178)
                                                                ------        ------        ------
                                                                 (106)         (125)           63
     Change in deferred charges, other assets,
          deferred credits and other liabilities - net           (113)         (139)           25
     Gain on sales of businesses - net                           (156)          (12)           (8)
     Impairment in value of property, plant and equipment         143            --            --
     Other - net                                                   28            43            24
                                                                ------        ------        ------
CASH FROM OPERATING ACTIVITIES                                    739           719           981
                                                                ------        ------        ------
FINANCING ACTIVITIES

New debt                                                          359            22            56
Debt repayments                                                   (57)          (25)         (459)
                                                                ------        ------        ------
                                                                  302            (3)         (403)
Short-term borrowings - net                                      (169)           90           (11)
Common shares purchased for cancellation                          (46)           --            --
Common shares issued                                                9            16            16
Redemption of preference shares                                   (43)           --          (150)
Dividends - Alcan shareholders (including preference)             (146)        (146)         (152)
          - Minority interests                                      (2)          (3)           --
                                                                ------        ------        ------
CASH USED FOR FINANCING ACTIVITIES                                 (95)         (46)         (700)
                                                                ------        ------        ------
INVESTMENT ACTIVITIES

Property, plant and equipment                                     (805)        (641)         (482)
Investments                                                        (72)          --            --
                                                                ------        ------        ------
                                                                  (877)        (641)         (482)
Net proceeds from disposal of businesses,
     investments and other assets                                  221           54           660
                                                                ------        ------        ------
CASH FROM (USED FOR) INVESTMENT ACTIVITIES                        (656)        (587)          178
                                                                ------        ------        ------
Effect of exchange rate changes on cash and time deposits            2          (12)           (1)
                                                                ------        ------        ------
INCREASE (DECREASE) IN CASH AND TIME DEPOSITS                      (10)          74           458

Cash of companies consolidated (deconsolidated) - net               17          (12)           22
Cash and time deposits - beginning of year                         608          546            66
                                                                ------        ------        ------
Cash and time deposits - end of year                             $ 615        $ 608         $ 546
                                                                ======        ======        ======

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US$, except where indicated)


1.  NATURE OF OPERATIONS

Alcan is engaged, together with subsidiaries, joint ventures and related companies, in all aspects of the aluminum business on an international scale. Its operations include the mining and processing of bauxite, the basic aluminum ore; the refining of bauxite into alumina; the generation of electric power for use in smelting aluminum; the smelting of aluminum from alumina; the recycling of used and scrap aluminum; the fabrication of aluminum, aluminum alloys and non-aluminum materials into semi-fabricated and finished products; the distribution and marketing of aluminum and non-aluminum products; and, in connection with its aluminum operations, the production and sale of industrial chemicals. Alcan, together with its subsidiaries, joint ventures and related companies, has bauxite holdings in six countries, produces alumina in six, smelts primary aluminum in five, operates aluminum fabricating plants in 13 and has sales outlets and maintains warehouse inventories in the larger markets of the world. Alcan also operates a global transportation network that includes bulk cargo vessels, port facilities and freight trains.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements, which are expressed in U.S. dollars, the principal currency of Alcan's business, are prepared in accordance with GAAP in Canada. They include the accounts of companies controlled by Alcan, virtually all of which are majority owned. Joint ventures, irrespective of percentage of ownership, are proportionately consolidated to the extent of Alcan's participation. Consolidated net income also includes Alcan's equity in the net income or loss of companies owned 50% or less where Alcan has significant influence over management, and the investment in these companies is increased or decreased by Alcan's share of their undistributed net income or loss and deferred translation adjustments since acquisition. Investments in companies in which Alcan does not have significant influence over management are carried at cost less amounts written off. Income is recorded to the extent of dividends received.

Intercompany balances and transactions, including profits in inventories, are eliminated.

FOREIGN CURRENCY
The financial statements of self-sustaining foreign operations (located principally in Europe and Asia) are translated into U.S. dollars at prevailing exchange rates. Differences arising from exchange rate changes are included in the Deferred translation adjustments
(DTA) component of Common shareholders' equity. If there is a reduction in the Company's ownership in a foreign operation, the relevant portion of DTA is recognized in Other income or Other expenses at that time.

Gains or losses on forward exchange contracts or currency options, all of which serve to hedge certain future identifiable foreign currency exposures, are included, together with related hedging costs, in Sales and operating revenues, Cost of sales and operating expenses or Property, plant and equipment, as applicable, concurrently with recognition of the underlying items being hedged.

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

INTEREST RATE SWAPS
Amounts receivable or payable under interest rate swaps are recorded in Interest concurrently with the interest expense on the underlying debt.

INVENTORIES
Aluminum, raw materials and other supplies are stated at cost (determined for the most part on the monthly average method) or net realizable value, whichever is the lower.

CAPITALIZATION OF INTEREST COSTS
The Company capitalizes interest costs associated with the financing of major capital expenditures.

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

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS
The costs of postretirement benefits other than pensions are recognized on an accrual basis over the working lives of employees.

INCOME TAXES
Beginning in 1998, the Company uses the liability method for income taxes, under which deferred income tax liabilities are revalued for all changes in tax rates and exchange rates (see note 3). Prior to 1998, the Company used the deferral method.

NET INCOME PER COMMON SHARE
Net income per common share is calculated by dividing Net income attributable to common shareholders by the average number of common shares outstanding (1998:
227.4 million; 1997: 227.0 million; 1996: 226.2 million).

3.  Accounting Changes

In 1998, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) dealing with accounting for income taxes. The principal change under the new recommendations is the requirement to revalue deferred income taxes for changes in tax rates and exchange rates.

The Company has adopted the new recommendations retroactively without restating prior years. The cumulative effect of adopting the new recommendations at January 1, 1998, is to decrease Deferred income taxes by $285, to increase retained earnings by $306 and to decrease Deferred translation adjustments by $21.

The impact of the revaluation of deferred income taxes to reflect current exchange rates is to decrease the Company's 1998 income tax provision by $31.

In 1998, the Company adopted, retroactively, the new recommendations of the CICA dealing with segment disclosures (see note 23).

4.  EXTRAORDINARY ITEMS - KEMANO COMPLETION PROJECT

An extraordinary gain of $26 ($17 after tax or 7 cents per common share) in the fourth quarter of 1997 arose from the sale of a portion of a contract to supply power to B.C. Hydro, net of additional write-downs of remaining Kemano Completion Project ("KCP") assets. In addition to the commitment by the government of British Columbia to supply replacement power at attractive rates for a possible smelter expansion, the settlement of the dispute regarding the cancellation of KCP allowed the Company to sell to a third party the right to supply a specified amount of power to B.C. Hydro under an ongoing contract. An extraordinary loss of $420 ($280 after tax or $1.24 per common share) was recorded in 1995 following the cancellation of the project.

5. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

CURRENCY TRANSLATION
Under Canadian GAAP, unrealized exchange gains and losses on translation of long-term monetary items are deferred and amortized over the life of those items, whereas, under U.S. GAAP, such gains and losses are absorbed in income immediately.

DEFERRED INCOME TAXES
Beginning in 1998, the Company adopted the new accounting standards approved by the Canadian Institute of Chartered Accountants dealing with accounting for income taxes. These new standards are substantially identical to U.S. GAAP as contained in FASB Statement No. 109.

Prior to 1998, under Canadian GAAP, deferred income taxes were measured at tax rates prevailing at the time the provisions for deferred taxes were made. Deferred income taxes for U.S. GAAP were revalued each period using currently enacted tax rates.

Also, prior to 1998, under Canadian GAAP, deferred income taxes of operations using the temporal method were translated at historical exchange rates, while under U.S. GAAP, deferred income taxes of all operations were translated at current exchange rates.

INVESTMENTS
Under U.S. GAAP, certain portfolio investments which are considered to be "available-for-sale" securities are measured at market value, with the unrealized gains or losses included in Comprehensive income. Under Canadian GAAP, these investments are measured at cost.

COMPREHENSIVE INCOME
Beginning in 1998, U.S. GAAP requires the disclosure of Comprehensive income which, for the Company, is Net income under U.S. GAAP plus the movement in Deferred translation adjustments under U.S. GAAP (see note 16) plus the unrealized gain or loss for the period on "available-for-sale" securities. The concept of Comprehensive income does not exist under Canadian GAAP.

RECONCILIATION OF CANADIAN AND U.S. GAAP


                                   1998             1997             1996
                                   ----             ----             ----
                                As      U.S.      As      U.S.      As     U.S.
                             Reported   GAAP   Reported   GAAP   Reported  GAAP
                             --------  ------  --------  ------  -------- ------

Net income from continuing
  operations before
  extraordinary item          $  399   $  417   $  468   $  504   $  410  $  420
Extraordinary gain                --       --       17       17       --      --
                              ------   ------   ------   ------   ------  ------
Net income*                   $  399   $  417   $  485   $  521   $  410  $  420
                              ------   ------   ------   ------   ------  ------
Net income attributable
  to common shareholders      $  389   $  407   $  475   $  511   $  394  $  404
                              ------   ------   ------   ------   ------  ------
Extraordinary gain per
  common share                $   --   $   --   $ 0.07   $ 0.07   $   --  $   --
                              ------   ------   ------   ------   ------  ------
Net income per
  common share
  (basic and diluted)         $ 1.71   $ 1.79   $ 2.09   $ 2.25   $ 1.74  $ 1.79
                              ======   ======   ======   ======   ======  ======
Comprehensive income             n/a   $  435      n/a   $  383      n/a  $  347
                              ------   ------   ------   ------   ------  ------
Investments - December 31     $   58   $  103   $  251   $  251   $  331  $  331
                              ------   ------   ------   ------   ------  ------
Deferred income taxes
  - December 31               $  747   $  747   $  969   $  684   $  996  $  755
                              ------   ------   ------   ------   ------  ------
Retained earnings
  - December 31               $4,078   $4,129   $3,556   $3,895   $3,217  $3,520
                              ------   ------   ------   ------   ------  ------
Deferred translation
  adjustments (DTA)
  - December 31               $   30   $  (24)  $   64   $    3   $  209  $  141
                              ======   ======   ======   ======   ======  ======

[FN]
* In 1997, $37 ($2 in 1996) of the net difference between "As Reported" and "U.S. GAAP" relates to accounting for deferred income taxes. In 1997, $23 of this difference arose from changes in tax rates and regulations enacted during the year.

For 1997 and 1996, the principal items included in Deferred income taxes under U.S. GAAP were:



                                                                DECEMBER 31
                                                            -------------------
                                                            1997           1996
                                                            ----           ----

LIABILITIES:
Property, plant and equipment                               $767           $810
Undistributed earnings                                        29             60
Inventory valuation                                           52             43
Other                                                         64             77
                                                            ----           ----
                                                             912            990
                                                            ====           ====

ASSETS:
Tax benefit carryovers                                       114            121
Accounting provisions not currently deductible for tax       164            180
Other                                                         26             18
                                                            ----           ----
                                                             304            319

VALUATION ALLOWANCE (AMOUNT NOT LIKELY TO BE RECOVERED)       76             84
                                                            ----           ----
                                                             228            235
                                                            ----           ----
NET DEFERRED INCOME TAX LIABILITY                           $684           $755
                                                            ====           ====


The difference between DTA under Canadian GAAP and U.S. GAAP arises principally from the impact of FASB Statement No. 109 and from the different treatment of exchange on long-term debt at January 1, 1983, resulting from the adoption of accounting standards on foreign currency translation.

Net income from continuing operations on a U.S. GAAP basis for the years 1995 and 1994 was $266 and $175, respectively, compared to $263 and $96, respectively, as reported. Net income from continuing operations per common share on a U.S. GAAP basis for the years 1995 and 1994 was $1.07 and $0.69, respectively, compared to $1.06 and $0.34, respectively, as reported.

Beginning in 2000, the Company will be implementing, for U.S. GAAP only, FASB Statement No. 133, Accounting for Derivatives and Hedging Activities. The Company is currently assessing the impact of the new standard, which will affect how the Company measures and reports the various financial instruments that it uses in its risk management activities.

6.  INCOME TAXES


                                                    1998      1997      1996
                                                    ----      ----      ----
INCOME BEFORE INCOME TAXES AND OTHER ITEMS
Canada                                              $175      $360      $235
Other countries                                      478       393       398
                                                     653       753       633
                                                    ----      ----      ----

CURRENT INCOME TAXES
Canada                                                65       251        87
Other countries                                      116         5       110
                                                    ----      ----      ----
                                                     181       256       197
                                                    ----      ----      ----
DEFERRED INCOME TAXES
Canada                                               (22)      (28)       (5)
Other countries                                       51        20        20
                                                    ----      ----      ----
                                                      29        (8)       15
                                                    ----      ----      ----
INCOME TAX PROVISION                                $210      $248      $212
                                                    ====      ====      ====

The composite of the applicable statutory corporate income tax rates in Canada is 40.4% (1997: 40.3%; 1996: 40.1%). The following is a reconciliation of income taxes calculated at the above composite statutory rates with the income tax provision:


                                                    1998      1997      1996
                                                    ----      ----      ----
Income taxes at the composite statutory rate        $264      $303      $254

Differences attributable to:
   Exchange translation items                         46        13        11
   Exchange revaluation of deferred income taxes     (31)      n/a       n/a
   Effect of tax rate changes on deferred
     income taxes                                     (4)      n/a       n/a
   Unrecorded tax benefits on losses - net            (3)      (12)      (33)
   Investment and other allowances                   (21)      (32)      (24)
   Large corporations tax                              4         3         3
   Withholding taxes                                   5         5         6
   Reduced rate or tax exempt items                  (47)       (3)       17
   Foreign tax rate differences                      (16)       (5)      (18)
   Prior years' tax adjustments                        3       (31)      (11)
   Other - net                                        10         7         7
                                                    ----      ----      ----
INCOME TAX PROVISION                                $210      $248      $212
                                                    ====      ====      ====


At December 31, 1998, the principal items included in Deferred income taxes are:

LIABILITIES:

Property, plant and equipment                                   $773
Undistributed earnings                                            20
Inventory valuation                                               49
Other                                                             73
                                                                ----
                                                                 915
                                                                ----

ASSETS:
Tax benefit carryovers                                            99
Accounting provisions not currently deductible for tax           167
Other                                                             13
                                                                ----
                                                                 279
VALUATION ALLOWANCE (AMOUNT NOT LIKELY TO BE RECOVERED)          111
                                                                ----
                                                                 168
                                                                ----
NET DEFERRED INCOME TAX LIABILITY                               $747
                                                                ====


In 1997, $19 ($7 in 1996) of benefits related to income tax loss carryforwards were recorded in deferred income tax expense.

Based on rates of exchange at December 31, 1998, tax benefits of approximately $50 relating to prior and current years' operating losses and $45 of benefits related to capital losses and tax credits carried forward will be recognized in income when it is more likely than not that such benefits will be realized.

In 1997, income taxes on Canadian operations for the years 1988 to 1991 were reassessed by the Canadian tax authorities. Most of the additional taxes and interest relate to transfer pricing issues and are recoverable in other countries (see note 22). The process to obtain recoveries from other countries is under way. Existing provisions are adequate to cover any amounts not recoverable.

7. JOINT VENTURES

The activities of the Company's major joint ventures are the procurement and processing of raw materials in Australia, Brazil, Guinea and Jamaica, as well as aluminum rolling operations in Germany and the United States.

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


                                               1998         1997        1996

FINANCIAL POSITION AT DECEMBER 31
Inventories                                  $  174       $  189      $  159
Property, plant and equipment - net             959          943       1,001
Other assets                                    101           60          95
                                             ------       ------      ------
Total assets                                 $1,234       $1,192      $1,255
                                             ------       ------      ------
Short-term debt                              $   19       $   38      $   17
Debt not maturing within one year               123          100         106
Other liabilities                               167          156         152
                                             ------       ------      ------
Total liabilities                            $  309       $  294      $  275
                                             ------       ------      ------
CASH FLOW INFORMATION FOR THE
 YEAR ENDED DECEMBER 31
Cash from (used for) financing activities    $   (1)      $   10      $   12
Cash used for investment activities          $  (85)      $  (78)     $  (76)
                                             ======       ======      ======


8.  INVESTMENTS

                                               1998         1997        1996

Companies accounted for under the
 equity method                               $   13       $  245      $  324
Portfolio investments - at cost, less
 amounts written off                             45            6           7
                                             ------       ------      ------
                                             $   58       $  251      $  331
                                             ======       ======      ======


As described in note 10, in the fourth quarter of 1998, the Company reduced its 45.6% interest in Nippon Light Metal Company, Ltd. (NLM) to 11.2%. With the reduction in Alcan's interest to below 20%, NLM is no longer accounted for on an equity basis but is treated as a portfolio investment.

As described in note 10, in July 1998, the Company acquired a controlling interest in Indian Aluminium Company, Limited (Indal), the accounts of which are now consolidated with those of the Company. Indal was previously treated as an equity investment.

For 1997 and 1996, the combined results of operations and financial position for NLM and Indal are included in the summary below. For 1998, the combined results of operations include information for NLM and Indal to the dates these entities ceased to be equity accounted investments.

In 1998, the Company recorded a special after-tax charge of $27 ($30 in 1997), included in Equity loss, reflecting the Company's share of construction contract losses and restructuring provisions in NLM. The 1996 information for NLM excludes, from the date of acquisition, the interest in those subsidiaries acquired by the Company from NLM as a result of the restructuring of the Company's holdings in Asia, explained in note 10.


                                               1998         1997        1996
                                               ----                     ----

RESULTS OF OPERATIONS FOR THE
 YEAR ENDED DECEMBER 31
Revenues                                     $3,626       $5,572      $6,483
Costs and expenses                            3,719        5,622       6,457
                                             ------       ------      ------
Income (loss) before income taxes               (93)         (50)         26
Income taxes                                     12           35          65
                                             ------       ------      ------
Net loss                                     $ (105)      $  (85)     $  (39)
                                             ------        ------      ------
Alcan's share of Net loss                    $  (48)      $  (33)     $  (10)
                                             ------       ------      ------
Dividends received by Alcan                  $    5       $    6      $   11
                                             ======       ======      ======
FINANCIAL POSITION AT DECEMBER 31
Current assets                                  n/a       $2,600      $3,013
Current liabilities                             n/a        2,519       2,735
                                             ------       ------      ------
Working capital                                 n/a           81         278
Property, plant and equipment - net             n/a        1,737       1,916
Other assets - net                              n/a          335         261
                                                n/a        2,153       2,455
Debt not maturing within one year               n/a        1,376       1,422
                                             ------       ------      ------
Net assets                                      n/a       $  777      $1,033
                                             ------       ------      ------
Alcan's equity in net assets                    n/a       $  245      $  324
                                             ======       ======      ======

9.  PROPERTY, PLANT AND EQUIPMENT


                                               1998         1997        1996
                                               ----         ---         ----

COST (EXCLUDING CONSTRUCTION WORK
 IN PROGRESS)
Land and property rights                    $   236      $   219      $   236
Buildings, machinery and equipment           11,522       10,914       10,886
                                            -------      -------      -------
                                            $11,758      $11,133      $11,122
                                            =======      =======      =======


Accumulated depreciation relates primarily to Buildings, machinery and equipment.

In early 1999, the Company announced the sale of the Aughinish alumina refinery. Negotiations of the sale began in late 1998 and, as a result of that process, the Company determined that the value of these assets was impaired as at December 31, 1998. A charge of $143 reflecting the impairment is included in Other expenses. Excluding the impairment charge, these assets contributed approximately $27 of income before taxes in 1998.

On an ongoing basis, capital expenditures of the Company are estimated at $450 per year. In addition, the Company expects to spend approximately $650 in 1999 on the construction of a new smelter at Alma, Quebec, and the continuation of its rolling mill expansion in Brazil.

10.  RESTRUCTURING OF HOLDINGS IN ASIA

JAPAN
In the fourth quarter of 1998, the Company reduced its 45.6% investment in Nippon Light Metal Company, Ltd. (NLM) to 11.2%. The net cash proceeds from the sale of shares were approximately $193 with a corresponding gain, included in Other income, of approximately $146 ($140 after tax), including a previously deferred gain of $87 after tax related to the sale in 1996 of Toyo Aluminium K.K. (Toyal) to NLM.

In the third quarter of 1996, the Company sold its equity-accounted investment in Toyal to NLM, for cash proceeds of $207. Approximately $31 of the total after-tax gain of $128, including deferred translation adjustments, on this sale continues to be deferred and will be recognized if Alcan further reduces its remaining investment in NLM. In 1998, $87 of the gain was recognized ($7 in 1997 and $3 in 1996).

INDIA
In 1998, the Company acquired an additional 20% of Indian Aluminium Company, Limited (Indal) for $70 in cash. As a result, Alcan obtained a controlling interest of 54.6% in Indal. The accounts of Indal have been consolidated with effect from July 1998. Prior to this date, Alcan accounted for its investment in Indal under the equity method.

Included in the Company's balance sheet at the date of acquisition were the following assets and liabilities of Indal:

Working capital                                            $ 40
Property, plant and equipment                               212
Other assets - net                                           (5)
                                                           ----
                                                            247
Long-term debt                                               75
Minority interest                                            58
                                                           ----
Net assets                                                 $114
                                                           ====

SOUTHEAST ASIA

In November 1996, the Company and NLM created a new company, Alcan Nikkei Asia Holdings Ltd. (ANAH), owned 60% by Alcan and 40% by NLM. In exchange for shares in ANAH, the Company contributed a portion of its holdings in NLM while NLM contributed its shareholdings in a number of companies located in Malaysia, Thailand and China. At December 31, 1997 and 1996, the Company's effective ownership of ANAH was 78.2%, including its interest held through NLM, then accounted for under the equity method. As a result of the Company's sale during 1998 of most of its interest in NLM, now accounted for under the cost method, the Company's effective ownership in ANAH is 60%.


11.  DEFERRED CREDITS AND OTHER LIABILITIES

Deferred credits and other liabilities comprise the following elements:


                                               1998         1997        1996
                                               ----         ----        ----

Deferred revenues                              $ 56         $ 56        $ 74
Deferred profit on sale of investments            2           14          16
Postretirement and post-employment benefits     395          390         405
Environmental liabilities                        40           37          32
Rationalization costs                            23           32          31
Claims                                           43           40          39
Other                                            45           54          76
                                               ----         ----         ---
                                               $604         $623        $673
                                               ====         ====        ====

12.  DEBT NOT MATURING WITHIN ONE YEAR

                                                      1998           1997           1996
                                                    -------        -------        -------
ALCAN ALUMINIUM LIMITED
Deutschmark bank loans, due 1999/2005
     (DM364 million) (a)                            $  218         $  213         $  251
5.875% Debentures, due 2000                            150            150            150
5.375% Swiss franc bonds, due 2003 (b)                 130            123            132
CARIFA loan, due 2006 (c)                               60             60             60
6.25% Debentures, due 2008                             200             --             --
9.5% Debentures, due 2010 (d)                          100            100            100
9.625% Sinking fund debentures, due 2000/2019 (d)      150            150            150
8.875% Debentures, due 2022 (e)                        150            150            150
7.25% Debentures, due 2028                             100             --             --
Other debt, due 2001                                     7              7              8

ALCAN ALUMINUM CORPORATION
7.25% Debentures, due 1999 (f)                         100            100            100
Other debt, due 1999/2004                                2              3              6

ALCAN DEUTSCHLAND GMBH AND SUBSIDIARY COMPANIES
6.78% Bank loans                                        --             --              2
5.65% Bank loans, due 2001 (DM15 million)                9              8             10
Bank loans, due 2000/2008 (DM107 million) (a)           64             56             65

INDIAN ALUMINIUM COMPANY, LIMITED
Bank loans, due 1999/2006 (a)                           51             --             --
6.55% Bank loans, due 2000/2002                         18             --             --
Other debt, due 1999/2006                               28             --             --

QUEENSLAND ALUMINA LIMITED
Bank loans, due 2000/2003 (a)                           78             79             71

OTHER COMPANIES
Bank loans, due 1999/2011 (a)                           71             51             48
4% Eurodollar exchangeable debentures, due 2003 (g)     14             24             24
Other debt, due 2002/2036                                3              3             11
                                                    -------        -------        -------
                                                     1,703          1,277          1,338
Debt maturing within one year included in
     current liabilities                              (166)           (36)           (19)
                                                    -------        -------        -------
                                                    $1,537         $1,241         $1,319
                                                    =======        =======        =======


(a) Interest rates fluctuate principally with the lender's prime commercial rate, the commercial bank bill rate, or are tied to LIBOR rates.

(b) The Swiss franc bonds were issued as SFr178 million and were swapped for $105 at an effective interest rate of 8.98%.

(c) The Caribbean Basin Projects Financing Authority (CARIFA) loan bears interest at a rate related to U.S. LIBOR.

(d) The Company can redeem the 9.5% debentures between the years 2000 and 2007 at amounts declining from 104% to 100% of the principal and can redeem the 9.625% debentures between the years 1999 and 2009 at amounts declining from 105% to 100% of the principal. In certain circumstances prior to January 30, 2000, for the 9.5% debentures, or prior to July 30, 1999, for the 9.625% debentures, the holders may retract the debentures at 100%.

(e) The Company has the right to redeem the debentures during the years 2002 to 2012 at amounts declining from 104% to 100% of the principal amount.

(f) The following is summarized consolidated financial information for Alcan Aluminum Corporation, a wholly-owned subsidiary which consolidates virtually all of the Company's operations in the United States:


                                            1998        1997        1996
                                            ----        ----        ----
RESULTS OF OPERATIONS FOR THE YEAR
 ENDED DECEMBER 31
Revenues                                   $3,766      $3,624      $3,389
Costs and expenses                          3,482       3,438       3,242
                                           ------      ------      ------
Income before income taxes                    284         186         147
Income taxes                                  110          81          55
                                           ------      ------      ------
Net income                                 $  174      $  105      $   92
                                           ------      ------      ------
FINANCIAL POSITION AT DECEMBER 31
Current assets                             $  883      $  801      $  868
Current liabilities                           483         376         578
                                           ------      ------      ------
Working capital                               400         425         290
Property, plant and equipment - net           714         736         756
Other liabilities - net                       (67)       (199)       (186)
                                           ------      ------      ------
                                            1,047         962         860
Debt not maturing within one year               2         102         105
                                           ------      ------      ------
Net assets                                 $1,045      $  860      $  755
                                           ======      ======      ======


The above figures are prepared using the accounting principles followed by the Company (see note 2), except that inventories have been valued principally by the last-in, first-out (LIFO) method.

(g) Debenture holders are entitled to receive at their option 1,772 common shares held by the Company in NLM, a portfolio investment, in exchange for each ten thousand dollar principal amount of debentures. The Company can redeem the debentures in 1999 at 100% of the principal.

The Company had swapped, to 1998, the interest payments on $100 of its floating rate debt in exchange for fixed interest payments.

Based on rates of exchange at year-end, debt repayment requirements over the next five years amount to $166 in 1999, $239 in 2000, $96 in 2001, $93 in 2002
and $255 in 2003.

The Company has a $1,000 global, multi-year and multi-currency facility with a syndicate of major international banks. At December 31, 1998, no funds had been borrowed under this facility and the full amount was available.

13. PREFERENCE SHARES

AUTHORIZED
An unlimited number of Preference Shares issuable in series. All shares are without nominal or par value.

AUTHORIZED AND OUTSTANDING
In each of the years 1998, 1997 and 1996, there were authorized and outstanding 5,700,000 series C and 3,000,000 series E, redeemable non-retractable preference shares with stated values of $106 and $54, respectively.

The 1,700,000 series D redeemable non-retractable preference shares with stated value of $43, authorized and outstanding throughout 1996 and 1997, were redeemed in June 1998.

Preference shares, series C and E are eligible for quarterly dividends based on an amount related to the average of the Canadian prime interest rates quoted by two major Canadian banks for stated periods.

Preference shares, series C and E may be called for redemption at the option of the Company on 30 days' notice at CAN$25.00 per share.

Any partial redemption of preference shares must be made on a pro rata basis or by lot.

In 1996, 300 series G redeemable non-retractable shares with stated value of $150 were redeemed.

14.  COMMON SHARES

The authorized common share capital is an unlimited number of common shares without nominal or par value. Changes in outstanding common shares are summarized below:

                                 NUMBER (IN THOUSANDS)            STATED VALUE
                              ---------------------------    ------------------------
                               1998      1997      1996       1998     1997     1996
                              -------   -------   -------    ------   ------   ------

OUTSTANDING - BEGINNING
   OF YEAR                    227,344   226,620   225,913    $1,251   $1,235   $1,219
ISSUED FOR CASH:
Executive share option plan       135       550       549         2       11       11
Dividend reinvestment and
   share purchase plans           254       174       158         7        5        5
PURCHASED FOR CANCELLATION     (1,730)*      --        --        (9)      --       --
                              -------   -------   -------    ------   ------   ------
OUTSTANDING - END OF YEAR     226,003   227,344   226,620    $1,251   $1,251   $1,235
                              =======   =======   =======    ======   ======   ======

[FN]
* 1,645 were cancelled in 1998 and 85 in 1999.

Under the executive share option plan, certain employees may purchase common shares at market value on the effective date of the grant of each option. The average price of the shares covered by the outstanding options is CAN$38.16 per share. The vesting period for options granted after September 1998 is linked to Alcan's share price performance, but does not exceed nine years. Options granted before September 1998 vest generally over a fixed period of four years from the grant date and expire at various dates during the next 10 years. Changes in the number of shares under option are summarized below:


                                                 NUMBER (IN THOUSANDS)
                                        -------------------------------------
                                        1998            1997            1996
                                        -----           -----           -----
OUTSTANDING - BEGINNING OF YEAR         4,193           3,715           3,473
Granted                                 1,122           1,100             853
Exercised                                (134)           (550)           (549)
Cancelled                                 (25)            (72)            (62)
                                        -----           -----           -----
OUTSTANDING - END OF YEAR               5,156           4,193           3,715
                                        =====           =====           =====

During 1998, the Company also granted 774,700 options, which grants become effective, subject to certain restrictions, upon the exercise of options previously granted.

At December 31, 1998, the Company had reserved for issue under the executive share option plan 19,266,536 shares.

The Company does not recognize compensation expense for options granted under the executive share option plan. If the Company had elected to recognize compensation expense for these options in accordance with the methodology prescribed by Statement No. 123 of the U.S. Financial Accounting Standards Board, net income would have been lower by $9, or $0.04 per share, ($10, or $0.04 per share, in 1997 and $8, or $0.04 per share, in 1996).

Under a normal course issuer bid, which terminates on September 28, 1999, the Company is authorized to repurchase up to 22,700,000 common shares, representing approximately 10% of the outstanding shares. In 1998, 1,730,000 common shares were purchased under this authorization.

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

The shareholders will be asked at the 1999 Annual Meeting to approve amendments to the plan described in the Management Proxy Circular for that meeting which, if approved, will extend the plan until May 1, 2008, unless terminated earlier, with reconfirmation at the Annual meeting of shareholders in 2002 and 2005. If the amendments are not approved, the plan will remain in effect until December 14, 1999, unless terminated earlier.

15.  RETAINED EARNINGS

Consolidated retained earnings at December 31, 1998, include $2,410 of undistributed earnings of subsidiaries and joint ventures, some part of which may be subject to certain taxes and other restrictions on distribution to the parent company; no provision is made for such taxes because these earnings are reinvested in the business.

16.  CURRENCY GAINS AND LOSSES

The following are the amounts recognized in the financial statements:

                                                           1998           1997            1996
                                                          ------         ------          ------
CURRENCY GAINS (LOSSES) EXCLUDING REALIZED DEFERRED
     TRANSLATION ADJUSTMENTS:
Forward exchange contracts and currency options            $(58)         $  22            $ 40
Other                                                         4              1              (4)
                                                          ------         ------          ------
                                                           $(54)         $  23            $ 36
                                                          ------         ------          ------

DEFERRED TRANSLATION ADJUSTMENTS - BEGINNING OF YEAR
As previous reported                                       $ 64          $ 209            $304
Accounting change (note 3)                                  (21)            --              --
                                                          ------         ------          ------

AS RESTATED                                                  43            209             304
Effect of exchange rate changes                              28           (143)            (94)
Gains realized*                                             (41)            (2)             (1)
                                                          ------         ------          ------
BALANCE - END OF YEAR                                      $ 30           $ 64            $209
                                                          ======         ======          ======

* The gain realized in 1998 relates principally to the sale of a portion of the Company's investment in Nippon Light Metal Company, Ltd.

In 1998, $5 of exchange losses related to hedging of Canadian dollar construction costs of the new smelter at Alma, in Quebec, are included in Construction work in progress.

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

At December 31, 1998, the contract amount of forward exchange contracts outstanding used to hedge future firm operating cost commitments was $426 ($1,296 in 1997 and $1,791 in 1996) while the contract amount of purchased options outstanding used to hedge future firm operating cost commitments was $1,499 ($1,512 in 1997 and $614 in 1996). At December 31, 1998, the contract amount of outstanding forward exchange contracts used to hedge future revenues was $47 ($268 in 1997 and $387 in 1996). At December 31, 1998, the contract amount of forward exchange contracts outstanding used to hedge future Canadian dollar commitments for the construction of a new smelter at Alma, Quebec, was $281 (nil in 1997 and 1996) while the contract amount of purchased options outstanding used to hedge the Canadian dollar commitments for the new smelter was $315 (nil in 1997 and 1996).

The market value of outstanding forward exchange contracts related to hedges of operating costs or revenues at December 31, 1998 was such that if these contracts had been closed out, the Company would have paid $18 (paid $24 in 1997 and received $17 in 1996). Based on prevailing market prices, if the currency option contracts related to operating cost commitments had been closed out on December 31, 1998, the Company would have paid $33 (paid $36 in 1997 and received $1 in 1996). The market value at December 31, 1998 of outstanding forward exchange contracts related to hedges of cost commitments for the new smelter at Alma, Quebec, was such that if these contracts had been closed out, the Company would have paid $8. Based on prevailing market prices, if the currency option contracts relating to smelter construction cost commitments had been closed out at December 31, 1998, the Company would have paid $2. Unrealized gains and losses on outstanding forward contracts and options are not recorded in the financial statements until maturity of the underlying transactions.

In addition, certain intercompany foreign currency denominated loans are hedged through the use of forward exchange contracts. At December 31, 1998, the contract amount of such forward contracts was $212 ($220 in 1997 and $231 in 1996) and the market value was such that if these contracts had been closed out, the Company would have received $4 ($16 in 1997 and $2 in 1996).

Included in Deferred charges and other assets and Receivables was an amount of $71($2 in 1996) consisting of net losses on terminated forward exchange contracts and options, as well as the net cost of outstanding options, used to hedge future costs, including costs related to the construction of the new smelter at Alma. These deferred charges are included in the cost of the items being hedged at the same time as the underlying transactions being hedged are recognized.

FINANCIAL INSTRUMENTS - DEBT NOT MATURING WITHIN ONE YEAR
As explained in note 12, the 5.375% Swiss franc bonds of principal amount SFr178 have been swapped for $105 at an effective interest rate of 8.98%. If the swap had been closed out at December 31, 1998, the Company would have received a net amount of $24 ($15 in 1997 and $32 in 1996), of which an amount of $25 related to the swap of the principal ($18 in 1997 and $27 in 1996) has been recorded in Deferred charges and other assets.

FINANCIAL INSTRUMENTS - INTEREST RATES
The Company sometimes enters into interest rate swaps to manage funding costs as well as the volatility of interest rates. Amounts receivable or payable related to swaps are recorded in Interest concurrently with the interest expense on the underlying debt.

Changes in the fair value of the interest rate swaps are not recognized on a mark to market basis since these relate specifically to interest costs on identifiable debt.

There were no significant interest rate swap agreements outstanding at December 31, 1998. If all interest rate swap agreements had been closed out on December 31, 1997, the Company would have paid $2 ($6 in 1996), based on prevailing interest rates.

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

At December 31, 1998, the Company had outstanding forward purchase contracts covering 465,600 tonnes (418,800 tonnes at December 31, 1997 and 474,300 tonnes at December 31, 1996), maturing at various dates principally in 1999, 2000 and 2001 (1998, 1999 and 2000 at December 31, 1997 and 1997, 1998 and 1999 at
December 31, 1996). In addition, the Company held call options outstanding for 346,000 tonnes (657,800 tonnes at December 31, 1997 and 591,300 tonnes at December 31, 1996) maturing at various dates in 1999 and 2000 (1998 and 1999 at December 31, 1997 and 1997 and 1998 at December 31, 1996).

At December 31, 1998, the Company held put options, maturing in 1999, which establish a minimum price for the metal component of 20,000 tonnes of the Company's future sales (60,000 tonnes maturing in 1998 and 1999 at December 31, 1997).

Included in Receivables or Deferred charges and other assets is $22 ($33 in 1997 and $25 in 1996) representing the net cost of outstanding options.

The option premiums paid and received, together with the realized gains or losses on the contracts, are included in Sales and operating revenues or Cost of sales and operating expenses, as applicable, concurrently with recognition of the underlying items being hedged.

Based on metal prices prevailing on December 31, 1998, if all commodity forward purchase contracts and options had been closed out, the Company would have paid $30 (paid $9 in 1997 and received $20 in 1996).

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

FINANCIAL INSTRUMENTS - MARKET VALUE
On December 31, 1998, the fair value of the Company's long-term debt totalling $1,703 ($1,277 in 1997 and $1,338 in 1996) was $1,762 ($1,321 in 1997 and $1,363
in 1996), based on market prices for the Company's fixed rate securities and the book value of variable rate debt.

At December 31, 1998, the quoted market value of the Company's portfolio investments having a book value of $45 was $90. Prior to 1998, portfolio investments held by the Company were not significant.

At December 31, 1998, the market value of the Company's preference shares having a book value of $160 was $140. (In 1997 and 1996, the market value was approximately equal to book value.)

The market values of all other financial assets and liabilities are approximately equal to their carrying values.

18.  COMMITMENTS AND CONTINGENCIES

The Company has guaranteed the repayment of approximately $7 of indebtedness by third parties. Alcan believes that none of these guarantees is likely to be invoked. Commitments with third parties and certain related companies for supplies of goods and services are estimated at $373 in 1999, $212 in 2000, $35 in 2001, $35 in 2002, $25 in 2003, and $97 thereafter. Most of the commitments in 1999 and 2000 relate to the construction of the new smelter at Alma, Quebec. Total fixed charges from these entities, excluding $175 in relation to the smelter at Alma, were $23 in 1998, $9 in 1997 and $14 in 1996.

Minimum rental obligations are estimated at $41 in 1999, $36 in 2000, $23 in 2001, $21 in 2002, $19 in 2003 and $51 thereafter. Total rental expenses amounted to $83 in 1998, $70 in 1997 and $80 in 1996.

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

In addition, see reference to income taxes in note 6, capital expenditures in note 9, debt repayments in note 12, financial instruments and commodity contracts in note 17 and year 2000 compliance in note 19.

19.  YEAR 2000 COMPLIANCE

The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in possible errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the Company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

Generally, costs associated with the Year 2000 Issue are being expensed as incurred.

20.  SUPPLEMENTARY INFORMATION

                                                           1998           1997           1996
                                                          ------         ------         ------
INCOME STATEMENT
Interest on long-term debt                                 $ 93           $ 91           $109
Capitalized interest                                       $(15)          $ (2)          $ --
                                                          ------         ------         ------
BALANCE SHEET
Payables
     Accrued employment costs                              $196           $170           $167
Short-term borrowings (principally from banks)             $ 86           $238           $178

At December 31, 1998, the weighted average interest rate on short-term borrowings was 4.7%
(5.3% in 1997 and 4.8% in 1996).

STATEMENT OF CASH FLOWS
Interest paid                                              $ 96           $101           $133
Income taxes paid                                          $298           $261           $214
                                                           ----           ----           ----
All time deposits qualify as cash equivalents.




21.  POSTRETIREMENT BENEFITS

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

Alcan's funding policy is to contribute the amount required to provide for benefits attributed to service to date, with projection of salaries to retirement, and to amortize unfunded actuarial liabilities for the most part over periods of 15 years or less, generally corresponding to the expected average remaining service life of the employees.

The Company provides life insurance benefits under some of its retirement plans. Certain early retirement arrangements also provide for medical benefits, generally only until the age of 65. These plans are not funded.


                                PENSION BENEFITS            OTHER BENEFITS
                             ----------------------     -----------------------
                             1998    1997      1996     1998     1997      1996
                             ----    ----      ----     ----     ----      ----
CHANGE IN THE ACTUARIAL
  PROJECTED BENEFIT
  OBLIGATION (PBO) FOR
  PENSION BENEFITS AND
  ACCUMULATED BENEFIT
  OBLIGATION (ABO)
  FOR OTHER BENEFITS
PBO/ABO at January 1        $3,550   $3,506   $3,210    $ 172    $ 178    $ 191
Service cost                    84       73       69        4        4        4
Interest cost                  236      231      225       11       12       12
Members' contributions          20       20       19       --       --       --
Benefits paid                 (200)    (189)    (195)      (9)      (9)     (11)
Amendments                      80       47       80       --       --      (16)
Acquisitions/divestitures       (1)    (176)     (25)      --       --       --
Actuarial (gain) loss           45       63       54       (2)     (13)      (2)
Currency (gains) losses         13      (25)      69       --       --       --
                            ------   ------   ------    -----    -----    -----
PBO/ABO at December 31      $3,827   $3,550   $3,506    $ 176    $ 172    $ 178
                            ======   ======   ======    =====    =====    =====

CHANGE IN MARKET VALUE OF
  PLAN ASSETS (ASSETS)
Assets at January 1         $4,231   $3,986   $3,447    $  --    $  --    $  --
Actual return on assets        204      566      617       --       --       --
Members' contributions          20       20       19       --       --       --
Benefits paid                 (200)    (189)    (195)      --       --       --
Company contributions           36       38       36       --       --       --
Acquisitions/divestitures       --     (176)     (13)      --       --       --
Currency gains (losses)          7      (14)      75       --       --       --
                            ------   ------   ------    -----    -----    -----
Assets at December 31       $4,298   $4,231   $3,986    $  --    $  --    $  --
                            ======   ======   ======    =====    =====    =====

Assets in excess of PBO/ABO $  471   $  681   $  480    $(176)   $(172)   $(178)
Unamortized
  - actuarial (gains) losses  (736)    (943)    (779)     (24)     (24)     (13)
  - prior service cost         263      276      313       (5)      (9)     (13)
  - net initial (surplus)
    liability                  (27)     (48)     (71)       2        2        2
                            ------    ------  ------    -----    -----    -----
NET LIABILITY IN
  BALANCE SHEET             $  (29)  $  (34)  $  (57)   $(203)   $(203)  $(202)
                            ======   =======  ======    =====    =====   =====


The ABO of pension plans is $3,414 ($3,156 in 1997 and $3,136 in 1996). For certain plans, the ABO exceeds the market value of the assets. For these plans, the ABO is $1,239 ($1,086 in 1997 and $212 in 1996) while the market value of the assets is $1,041 ($951 in 1997 and $65 in 1996).

                                 PENSION BENEFITS           OTHER BENEFITS
                               --------------------       ------------------
                               1998    1997    1996       1998   1997   1996
                               ----    ----    ----       ----   ----   ----
COMPONENTS OF NET PERIODIC
  BENEFIT COST
Service cost                  $  84   $  73   $  69     $   4  $   4  $   4
Interest cost                   236     231     225        11     12     12
Expected return on assets      (293)   (274)   (248)        -      -      -
Amortization
  - actuarial (gains) losses    (74)    (67)    (21)       (2)    (2)    (1)
  - prior service cost           94      83      33        (4)    (4)    (3)
  - net initial (surplus)
     liability                  (21)    (22)    (23)        -      -      -
Curtailment/settlement
  (gains) losses                  -       -      (5)        -      -     (1)
                              -----   -----   -----     -----  -----  -----
NET PERIODIC BENEFIT COST     $  26   $  24   $  30     $   9  $  10  $  11
                              =====   =====   =====     =====  =====  =====

WEIGHTED-AVERAGE ASSUMPTIONS
  AT DECEMBER 31
Discount rate                   6.3%    6.8%    7.2%      6.4%   6.7%   7.0%
Average compensation growth     4.3%    4.9%    4.9%      4.5%   4.9%   5.2%
Expected return on assets       7.2%    7.3%    7.3%      n/a    n/a    n/a
                              =====   =====   =====     =====  =====  =====


The assumed health care cost trend rate used for measurement purposes was 8.5% for 1999, decreasing gradually to 4.0% in 2006 and remaining at that level thereafter. A one percentage point change in assumed health care cost trend rates would have the following effects:

                                                      OTHER BENEFITS
                                                 ----------------------
                                                    1%             1%
                                                 INCREASE       DECREASE
                                                 --------       --------
SENSITIVITY ANALYSIS
Effect on service and interest cost                     1            (1)
Effect on ABO                                           9            (8)
                                                 ========      ========

22.  INFORMATION BY GEOGRAPHIC AREAS


                        LOCATION                     1998      1997       1996
                        --------                   -------   -------    -------
SALES AND OPERATING     Canada                     $ 1,980   $ 1,926    $ 2,169
REVENUES                United States                  504       541        499
- SUBSIDIARIES          South America                   37        41         25
                        United Kingdom                 294       369        256
                        Germany                        143       203        184
                        Other Europe                   301       318        318
                        Asia and Pacific                70        68         78
                        All other                      358       350        349
                                                    ------   -------    -------
                        Sub-total                    3,687     3,816      3,878
                        Consolidation eliminations  (3,687)   (3,816)    (3,878)
                                                   -------   -------    -------
                        Total                      $    --   $    --    $    --
                                                   =======   =======    =======


                        Sales to subsidiary companies are made at fair market prices recognizing volume, continuity of supply and other factors.


SALES AND OPERATING     Canada                     $ 1,004    $ 1,169   $ 1,210
REVENUES                United States                3,229      3,063     2,871
- THIRD PARTIES         South America                  369        395       579
                        United Kingdom                 515        538       576
                        Germany                      1,379      1,291     1,289
                        Other Europe                   777        780       768
                        Asia and Pacific               491        515       290
                        All other                       25         26        31
                                                   -------    -------   -------
                        Total                      $ 7,789    $ 7,777   $ 7,614
                                                   =======    =======   =======

NET INCOME*             Canada                     $   133    $   245   $   175
                        United States                  144        136        70
                        South America                   13         27        42
                        United Kingdom                   2         22        51
                        Germany                          7         --       (25)
                        Other Europe                   (98)**      33        (5)
                        Asia and Pacific               117***      (1)       13
                        All other                       39         35        31
                        Consolidation eliminations      42        (29)       58
                                                    ------     ------    ------
                        Net income before
                        extraordinary item             399        468       410
                        Extraordinary gain - Canada     --         17        --
                                                    ------     ------    ------
                        Total                       $  399     $  485    $  410
                                                    ======     ======    ======


TOTAL ASSETS           Canada                      $ 4,959   $ 4,077    $ 4,159
AT DECEMBER 31         United States                 2,008     1,848      1,820
                       South America                   880       729        739
                       United Kingdom                  953       946        921
                       Germany                       1,195     1,228      1,262
                       Other Europe                    837     1,094      1,082
                       Asia and Pacific                830       741        886
                       All other                       516       498        477
                       Consolidation eliminations   (2,277)   (1,787)    (2,118)
                                                   -------   -------    -------
                       Total                       $ 9,901   $ 9,374    $ 9,228
                                                   -------   -------    -------

CAPITAL EXPENDITURES   Canada                      $   326   $   186    $   143
AND INVESTMENTS        United States                    62        71         55
                       South America                   188       118         43
                       United Kingdom                   85        97         50
                       Germany                          44        55         79
                       Other Europe                     35        54         56
                       Asia and Pacific                 84        21          7
                       All other                        53        39         49
                                                   -------    ------     ------
                       Total                       $   877    $  641     $  482
                                                   -------    ------     ------
AVERAGE NUMBER         Canada                           11        11         11
OF EMPLOYEES           United States                     4         4          4
(in thousands)         South America                     3         3          4
                       United Kingdom                    3         3          4
                       Germany                           5         5          4
                       Other Europe                      3         3          4
                       Asia and Pacific                  5         2          1
                       All other                         2         2          2
                                                    ------    ------      -----
                       Total                            36        33         34
                                                    ------    ------      -----

[FN]
* If presented to reflect the effect of prior years' income tax reassessments described in note 6, net income in Canada in 1997 would be reduced by $109 and increased by $93 in the United States, $8 in the United Kingdom and $8 in Germany.

** Includes write-down of $120 after tax related to the Aughinish alumina refinery.

*** Includes gain of $140 after tax related to the sale of a portion of the Company's investment in Nippon Light Metal Company, Ltd.

23.  INFORMATION BY PRODUCT SECTORS

The following presents selected information by major product sector, viewed on a stand-alone basis and as viewed by senior management. Transactions between product sectors are conducted on an arm's-length basis and reflect market prices. Thus, profit on all alumina produced by the Company, whether sold to third parties or used in the Company's smelters, is included in the alumina and chemicals sector. Similarly, income from primary metal operations is mainly profit on metal produced by the Company, whether sold to third parties or used in the Company's fabricating operations. Income from fabricated products businesses represents only the fabricating profit on rolled products and downstream businesses.


                                                SALES AND OPERATING REVENUES                          OPERATING INCOME
                                -------------------------------------------------------------     -------------------------
                                        INTERSECTOR                      THIRD PARTIES
                                ----------------------------     ----------------------------
                                 1998       1997       1996       1998       1997       1996       1998      1997     1996
                                ------     ------     ------     ------     ------     ------     ------    ------   ------

Alumina
   and chemicals                $  516     $  520     $  507     $  509     $  536     $  529      $113      $118     $ 84
Primary metal                    1,394      1,486      1,628      1,304      1,487      1,321       346       606      523
Fabricated products                 --         --         --      5,963      5,737      5,744       310       280      124
Intersector and
   other items                  (1,910)    (2,006)    (2,135)        13         17         20       117       (28)     143
                                ------     ------     ------      ------    ------     ------      ----      ----     ----
                                $   --     $   --     $   --      $7,789    $7,777     $7,614      $886      $976     $874
                                ======     ======     ======      ======    ======     ======
RECONCILIATION TO NET INCOME
   BEFORE EXTRAORDINARY ITEM
Equity loss                                                                                         (48)      (33)     (10)
Corporate offices                                                                                  (137)     (126)    (117)
Interest                                                                                            (92)     (101)    (125)
Income taxes                                                                                       (210)     (248)    (212)
                                                                                                   ----      ----     ----
NET INCOME BEFORE EXTRAORDINARY ITEM                                                               $399      $468     $410
                                                                                                   ====      ====     ====


Included in 1998 Intersector and other items are the gain of $146 from the sale of a portion of the Company's interest in NLM and the loss of $143 related to the impairment of the Aughinish alumina refinery assets to be sold in 1999.

Included in 1998 operating income for Fabricated products is $16 related to rationalization costs in Europe and Asia.

TOTAL ASSETS AT DECEMBER 31                                                                        1998      1997     1996
                                                                                                  ------    ------   ------
Alumina and chemicals                                                                             $1,501    $1,409   $1,357
Primary metal                                                                                      3,037     2,880    2,795
Fabricated products                                                                                4,706     4,318    4,198
Cash, equity companies and other items                                                               657       767      878
                                                                                                  ------    ------   ------
                                                                                                  $9,901    $9,374   $9,228
                                                                                                  ======    ======   ======


                                                                         DEPRECIATION                CAPITAL EXPENDITURES
                                                                 ----------------------------     -------------------------
                                                                  1998       1997       1996       1998      1997     1996
                                                                 ------     ------     ------     ------    ------   ------
Alumina and chemicals                                            $   80     $   78     $   75     $  137    $  126   $  142
Primary metal                                                       147        138        136        338       220      127
Fabricated products                                                 225        210        211        395       282      207
Intersector and other items                                          10         10          9          7        13        6
                                                                 ------     ------     ------     ------    ------   ------
                                                                 $  462     $  436     $  431     $  877    $  641   $  482
                                                                 ======     ======     ======     ======    ======   ======

24.  PRIOR YEAR AMOUNTS

Certain prior year amounts have been reclassified to conform with the 1998 presentation.

QUARTERLY FINANCIAL DATA
(in millions of US$, except where indicated)

(unaudited)                             FIRST           SECOND          THIRD           FOURTH          YEAR
-----------                            -------         -------         -------          -------        -------
1998
REVENUES                               $1,971          $2,005          $1,960          $2,084          $8,020
COST OF SALES AND OPERATING EXPENSES    1,497           1,549           1,514           1,516           6,076
DEPRECIATION                              110             113             116             123             462
INCOME TAXES                               78              76              44              12             210
OTHER ITEMS                               169             181             179             344             873
                                       -------         -------         -------          -------        -------
NET INCOME(1)                          $  117          $   86          $  107           $  89          $  399
DIVIDENDS ON PREFERENCE SHARES              3               2               3               2              10
                                       -------         -------         -------          -------        -------
NET INCOME ATTRIBUTABLE TO
 COMMON SHAREHOLDERS                    $  114          $   84          $  104           $  87          $  389
                                       -------         -------         -------          -------        -------
NET INCOME PER COMMON SHARE
     (IN US$)(2)                       $ 0.50          $ 0.37          $ 0.46           $0.38          $ 1.71
NET INCOME UNDER U.S. GAAP(3)          $  117          $   94          $  103           $ 103          $  417
                                       =======        ========         =======          =======        =======
1997
Revenues                               $1,898          $2,030          $1,965           $1,972         $7,865
Cost of sales and operating expenses    1,453           1,555           1,506            1,491          6,005
Depreciation                              107             110             106              113            436
Income taxes                               42              69              76               61            248
Other items                               153             180             197              178            708
                                       -------         -------         -------          -------        -------
Net income before extraordinary item      143             116              80              129            468
Extraordinary gain                         --              --              --               17             17
                                       -------         -------         -------          -------        -------
Net income(1)                          $  143          $  116          $   80          $   146         $  485
Dividends on preference shares              3               2               2                3             10
                                       -------         -------         -------          -------        -------
Net income attributable to
  common shareholders                  $  140          $  114          $   78          $   143         $  475
Net income before extraordinary item
  per common share (in US$)(2)         $ 0.62          $ 0.50          $ 0.34          $  0.56         $ 2.02
Extraordinary gain per common share
  (in US$)                                 --              --              --             0.07           0.07
                                       -------         -------         -------          -------        -------
Net income per common share
  (in US$)(2)                          $ 0.62          $ 0.50          $ 0.34          $  0.63         $ 2.09
Net income before extraordinary
  item under U.S. GAAP(3)              $  142          $  141          $   90          $   131         $  504
Net income under U.S. GAAP(3)          $  142          $  141          $   90          $   148         $  521
                                       -------         -------         -------          -------        -------


1996

Revenues                   $2,015     $1,972     $1,881     $1,821     $7,689

Cost of sales and
 operating expenses         1,532      1,506      1,464      1,417      5,919
Depreciation                  110        108        108        105        431
Income taxes                   65         69         53         25        212
Other items                   183        177        155        202        717
                           ------     ------      -----      -----     ======
Net income(1)              $  125     $  112     $  101     $   72     $  410
Dividends on preference
   shares                       5          5          4          2         16
                           ------     ------     ------     ------     ------
Net income attributable
   to common shareholders  $  120     $  107     $   97     $   70     $  394
Net income per common
   share (in US$)(2)       $ 0.53     $ 0.47     $ 0.43     $ 0.31     $ 1.74
Net income under
   U.S. GAAP(3)            $  120     $  118     $  111     $   71     $  420
                           ======     ======     ======     ======     ======


(1) The first quarter of 1998 included an after-tax charge of $11 related to Alcan's share of construction contract losses and restructuring costs at Nippon Light Metal Company, Ltd. (NLM) in Japan. The second quarter of 1998 included an after-tax charge of $16 related to Alcan's share of restructuring costs at NLM. The third quarter of 1998 included an after-tax gain of $20 for exchange revaluation of the Company's accumulated deferred tax liability and after-tax charges of $7 for rationalization costs in Europe. The fourth quarter of 1998 included an after-tax gain of $140 from the sale of a portion of the Company's investment in NLM, an after-tax loss of $120 from the write-down for impairment of the Aughinish alumina refinery assets to be sold in 1999, an after-tax gain of $8 principally from the sale of Handy Chemicals Ltd., and $9 from rationalization costs in Europe and Asia.

The first quarter of 1997 included an after-tax gain of $10 from the sale of a business and $26 from a favourable tax adjustment related to prior years. The third quarter of 1997 included a special charge of $30 after tax related to Alcan's share of contract losses and restructuring provisions at 45.6%-owned NLM.

The first quarter of 1996 included an after-tax charge of $12 on the in-substance defeasance of debentures. The third quarter of 1996 included an after-tax gain of $8 from the sale of businesses.

(2) Net income per common share calculations are based on the average number of common shares outstanding in each period.

(3) See note 5 to the consolidated financial statements for explanation of differences between Canadian and U.S. GAAP.

ELEVEN-YEAR SUMMARY

                                       1998    1997    1996    1995    1994    1993    1992    1991    1990    1989    1988
                                      -----   -----   -----   -----   -----   -----   -----   -----   -----   -----   -----
CONSOLIDATED INCOME STATEMENT ITEMS
(in millions of US$)

REVENUES
     Sales and operating revenues     7,789   7,777   7,614   9,287   8,216   7,232   7,596   7,748   8,757   8,839   8,529
     Other income                       231      88      75     100     109      75      69      82     162     208      97
                                      -----   -----   -----   -----   -----   -----   -----   -----   -----   -----   -----
Total revenues                        8,020   7,865   7,689   9,387   8,325   7,307   7,665   7,830   8,919   9,047   8,626
                                      -----   -----   -----   -----   -----   -----   -----   -----   -----   -----   -----
COSTS AND EXPENSES
     Cost of sales and
          operating expenses          6,076   6,005   5,919   7,247   6,740   6,002   6,300   6,455   6,996   6,682   6,072
     Depreciation                       462     436     431     447     431     443     449     429     393     333     316
     Selling, administrative and
          general expenses              448     444     422     484     528     551     596     635     659     600     525
     Research and development expenses   70      72      71      76      72      99     125     131     150     136     132
     Interest                            92     101     125     204     219     212     254     246     197     130     137
     Other expenses                     219      54      88      61      95     106     118     163      65      62      91
     Income taxes                       210     248     212     326     112     (13)    (17)   (104)    126     350     497
Equity income (loss)                    (48)    (33)    (10)     (3)    (29)    (12)     53      89     211      97      97
Minority interests                        4      (4)     (1)      4      (3)      1      (5)     --      (1)    (16)    (22)
                                      -----   -----   -----   -----   -----   -----   -----   -----   -----   -----   -----
Net income (Loss) before
     extraordinary item                 399     468     410     543      96    (104)   (112)    (36)    543     835     931
          Extraordinary gain (loss)      --      17      --    (280)     --      --      --      --      --      --      --
                                      -----   -----   -----   -----   -----   -----   -----   -----   -----   -----   -----
Net income (Loss)                       399     485     410     263      96    (104)   (112)    (36)    543     835     931
Preference dividends                     10      10      16      24      21      18      23      20      22      21      30
                                      -----   -----   -----   -----   -----   -----   -----   -----   -----   -----   -----
Net income (Loss) attributable to
     common shareholders                389     475     394     239      75    (122)   (135)    (56)    521     814     901
                                      =====   =====   =====   =====   =====   =====   =====   =====   =====   =====   =====
CONSOLIDATED BALANCE SHEET ITEMS
(in millions of US$)
Operating working capital             1,682   1,483   1,461   1,731   1,675   1,314   1,460   1,717   1,842   1,774   1,764
Property, plant and equipment - net   5,897   5,458   5,470   5,672   5,534   6,005   6,256   6,525   6,167   5,260   4,280
Total assets                          9,901   9,374   9,228   9,736  10,003   9,812  10,154  10,843  10,681   9,518   8,627
Total debt                            1,789   1,515   1,516   1,985   2,485   2,652   2,794   3,024   2,648   1,734   1,530
Deferred income taxes                   747     969     996     979     914     888     955   1,126   1,092   1,044   1,006
Preference shares                       160     203     203     353     353     353     353     212     212     212     211
Common shareholders' equity           5,359   4,871   4,661   4,482   4,308   4,096   4,266   4,730   4,942   4,610   4,109
                                      =====   =====   =====   =====   =====   =====   =====   =====   =====   =====   =====
PER COMMON SHARE
(in US$)
Net income (Loss) before
     extraordinary item                1.71    2.02    1.74    2.30    0.34   (0.54)  (0.60)  (0.25)   2.33    3.58    3.85
Net income (Loss)                      1.71    2.09    1.74    1.06    0.34   (0.54)  (0.60)  (0.25)   2.33    3.58    3.85
Dividends paid                         0.60    0.60    0.60    0.45    0.30    0.30    0.45    0.86    1.12    1.12    0.59
Common shareholders' equity           23.71   21.43   20.57   19.84   19.17   18.28   19.06   21.17   22.19   20.30   18.06
Market price - NYSE close             26.81   27.69   33.63   31.13   25.38   20.75   17.63   20.00   19.50   22.88   21.75
                                      =====   =====   =====   =====   =====   =====   =====   =====   =====   =====   =====

OPERATING DATA
(in thousands of tonnes except for LME price)


CONSOLIDATED ALUMINUM SHIPMENTS
  Ingot products*                   829     858     810     801     897     887     870     866     857     743     832
  Fabricated products             1,823   1,694   1,539   1,733   1,763   1,560   1,389   1,333   1,488   1,518   1,446
  Fabrication of
    customer-owned metal            289     276     258     225     189      91     206     145      81      75      80
                                  -----   -----   -----   -----   -----   -----   -----   -----   -----   -----   -----
Total aluminum shipments          2,941   2,828   2,607   2,759   2,849   2,538   2,465   2,344   2,426   2,336   2,358
Consolidated primary
  aluminum production             1,481   1,429   1,407   1,278   1,435   1,631   1,612   1,695   1,651   1,643   1,619
Consolidated aluminum
  purchases                       1,227   1,254   1,003   1,365   1,350     865     675     591     646     718     716
Consolidated aluminum
  inventories (end of year)         469     451     408     449     435     403     418     463     447     539     480
PRIMARY ALUMINUM CAPACITY **
  Consolidated subsidiaries       1,706   1,558   1,561   1,561   1,561   1,711   1,711   1,676   1,685   1,685   1,680
  Total consolidated
    subsidiaries and
    related companies             1,706   1,695   1,698   1,712   1,712   1,862   1,862   1,827   1,836   1,836   1,831
Average three-month LME price
  (US$ per tonne)                 1,379   1,620   1,536   1,830   1,500   1,161   1,278   1,333   1,636   1,916   2,306
                                  =====   =====   =====   =====   =====   =====   =====   =====   =====   =====   =====
OTHER STATISTICS
Cash from operating activities
  (in millions of US$)              739     719     981   1,044      65     444     465     659     760     970   1,370
Capital expenditures
  (in millions of US$)              877     641     482     441     356     370     474     880   1,367   1,466     676
Ratio of total borrowings
  to equity (%)                   24:76   23:77   23:77   29:71   35:65   37:63   37:63   37:63   33:67   26:74   26:74
Average number of employees
  (in thousands)                     36      33      34      39      42      46      49      54      57      57      56
Common shareholders - registered
  (in thousands at end of year)      20      21      22      23      26      28      32      34      38      40      41
Common shares outstanding
  (in millions at end of year)      226     227     227     226     225     224     224     223     223     227     228
    Registered in Canada (%)         60      61      61      61      55      59      69      68      54      44      54
    Registered in the
      United States (%)              39      39      39      38      44      40      30      31      44      54      43
    Registered in other
      countries (%)                   1      --      --       1       1       1       1       1       2       2       3
Return on average common
  shareholders' equity (%)            7      10       9       5       2      (3)     (3)     (1)     11      19      24
    Before extraordinary item (%)            10              11
                                  =====   =====   =====   =====   =====   =====   =====   =====   =====   =====   =====

*   Includes primary and secondary ingot and scrap.

** Primary aluminum capacity has been restated to reflect better the actual production levels achieved over a period of time.

All per-share amounts reflect the three-for-two share split on May 9, 1989. See note 5 to the consolidated financial statements for U.S. GAAP information.

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

Corporate governance has traditionally received the active attention of Alcan's Board. For instance, an intensive review of the guiding principles of Alcan conducted by the Board in the 1970s led to the publication in 1978 of a policy statement entitled Alcan, Its Purpose, Objectives and Policies, which has remained fundamentally unchanged. This statement represents the basic business principles that guide Alcan employees in conducting a widespread international enterprise and has helped Alcan achieve public understanding and trust. To that original document, a Code of Conduct was added in 1996 to reinforce it with more detailed guidelines for Alcan employees as well as consultants and contractors engaged by Alcan.

The Montreal and Toronto stock exchanges now require a formal description of corporate governance practices by all listed companies. Alcan's disclosure in this regard is published in the Management Proxy Circular issued in connection with the forthcoming Annual Meeting; a copy is available from Shareholder Services at the address on page 69.

Committees of the Board (described briefly at right) assist the Board in carrying out its functions and make recommendations to it on various matters. Membership of these Committees is indicated on the opposite page.

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

A special committee composed of members of the Personnel Committee administers the Alcan Executive Share Option Plan.

DIRECTORS AND OFFICERS

(As at February 11, 1999)


DIRECTORS
JOHN R. EVANS, C.C.1, 3, 8
Chairman of the Board
of Alcan Aluminium Limited, Montreal
Age 69, director since 1986

SONJA I. BATA, O.C.5, 7
Vice Chairman, Bata Shoe Foundation, Toronto
Age 72, director since 1979

W. R. C. BLUNDELL, O.C.2, 7
Director of various companies, Toronto
Age 71, director since 1987

JACQUES BOUGIE, O.C.5
President and Chief Executive Officer
of Alcan Aluminium Limited, Montreal
Age 51, director since 1989

WARREN CHIPPINDALE, F.C.A., C.M.1, 4, 7
Director of various companies, Montreal
Age 70, director since 1986

TRAVIS ENGEN1, 5, 7
Chairman, President and Chief Executive Officer of ITT Industries, Inc.,
New York
Age 54, director since 1996

ALLAN E. GOTLIEB, C.C.3, 5, 7
Director of various companies, Toronto
Age 70, director since 1989

J. E. NEWALL, O.C.3, 6, 7
Chairman and Director of
NOVA Chemicals Corporation, Calgary
Age 63, director since 1985

DR. PETER H. PEARSE, C.M.5, 7
Natural resources consultant, Vancouver
Age 66, director since 1989

SIR GEORGE RUSSELL, C.B.E.1, 3, 7
Chairman of 3i Group plc, London
Age 63, director since 1987

GUY SAINT-PIERRE, O.C.1, 7
Chairman of SNC-Lavalin Group Inc., Montreal
Age 64, director since 1994

GERHARD SCHULMEYER1, 7
President and Chief Executive Officer
of Siemens Corp., New York
Age 60, director since 1996

PAUL M. TELLIER, C.C.7
President and Chief Executive Officer
of Canadian National Railway Company, Montreal
Age 59, director since 1998

OFFICERS
JACQUES BOUGIE
President and Chief Executive Officer

ROBERT L. BALL
Executive Vice President

CLAUDE CHAMBERLAND
Executive Vice President,
Technology and Major Projects

JEAN-PIERRE M. ERGAS
Executive Vice President,
Europe

RICHARD B. EVANS
Executive Vice President,
Fabricated Products - North America

EMERY P. LEBLANC
Executive Vice President,
Alumina and Primary Metal

EVERALDO N. SANTOS
Executive Vice President,
South America

BRIAN W. STURGELL
Executive Vice President, Asia /Pacific
and Corporate Development

SURESH THADHANI
Executive Vice President and
Chief Financial Officer

CYNTHIA CARROLL
Vice President, Bauxite, Alumina and Chemicals

DANIEL GAGNIER
Vice President, Corporate and
Environmental Affairs

GASTON OUELLET
Vice President, Human Resources,
Occupational Health and Safety

P.K. PAL
Vice President, Chief Legal Officer
and Secretary

GLENN R. LUCAS*
Treasurer

DENIS G. O'BRIEN
Controller


1 Member of Audit  Committee

2 Chairman of Audit Committee

3 Member of Personnel Committee

4 Chairman of Personnel Committee

5 Member of Environment Committee

6 Chairman of Environment Committee

7 Member of Corporate Governance Committee

8 Chairman of Corporate Governance Committee

[FN]
* Effective April 1, 1999.
[FN]

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

INVESTMENT PLANS
The Company offers holders of common shares two convenient ways of buying additional Alcan common shares without payment of brokerage commissions. These are known as the Dividend Reinvestment Plan and the Share Purchase Plan. Copies of the prospectus describing these Plans may be obtained from Shareholder Services at the address on page 69.

SECURITIES REPORTS FOR 1998
The Company's Annual Information Form, to be filed with the Canadian securities commissions, and the annual 10-K report, to be filed with the Securities and Exchange Commission in the United States, will be available to shareholders after April 1, 1999. Copies of both may be obtained from Shareholder Services at the address on page 69.


       DIVIDEND                     PRICES* AND AVERAGE DAILY TRADING VOLUMES
       -------- -----------------------------------------------------------------------------------
                 NEW YORK STOCK EXCHANGE (US$)                    TORONTO STOCK EXCHANGE (CAN$)
        ----------------------------------------------------     ----------------------------------
1998     US$      HIGH        LOW      CLOSE      AVG. DAILY     HIGH     LOW    CLOSE   AVG. DAILY
QUARTER                                             Volume                                 Volume
======= =====   ========   ========   ========    ==========     =====   =====   ======  ==========
FIRST   0.150   34 1/2     24 1/2     31 1/4        371,616      48.50   35.10   44.25     563,447
SECOND  0.150   33 7/16    25 15/16   27 10/16      400,443      47.95   38.25   40.50     482,864
THIRD   0.150   28 3/16    18 11/16   23 7/16       322,500      41.60   28.30   36.15     486,748
FOURTH  0.150   28 15/16   21 3/4     27 1/16       456,005      44.85   33.60   41.50     585,815
======= =====   ========   ========   ========    ==========     =====   =====   ======  ==========
YEAR    0.600
------- -----
1997
QUARTER
======= =====   ========   ========   ========    ==========     =====   =====   ======  ==========
First   0.150   38 1/4     33 3/8     33 7/8        562,300      52.25   45.70   46.75     641,900
Second  0.150   37 7/8     30 1/2     34 11/16      430,900      52.10   42.65   47.10     587,800
Third   0.150   40 5/16    33 1/2     34 3/4        470,600      55.70   46.65   48.40     547,600
Fourth  0.150   35 13/16   26 1/16    27 5/8        499,133      49.25   37.10   39.40     679,694
======= =====   ========   ========   ========    ==========     =====   =====   ======  ==========
Year    0.600
------- -----

[FN]
* The share prices are those reported as "New York Stock Exchange -- Consolidated Trading" and reported by The Toronto Stock Exchange. Since April 15, 1996, share prices on The Toronto Stock Exchange are expressed in decimals.


FURTHER INFORMATION
Contact for shareholder account inquiries:
Linda Burton
Manager, Shareholder Services
Telephone: (514) 848-8050
or 1-888-252-5226 (toll free)
shareholder.services@alcan.com

Investor contact:
Alan G. Brown
Director, Investor and Media Relations
Telephone: (514) 848-8368
investor.relations@alcan.com

Media contact:
Alain Bergeron
Manager, Investor and Media Relations
Telephone: (514) 848-8232
media.relations@alcan.com

THE ALCAN GROUP WORLDWIDE*

(As at February 11, 1999)


PARENT COMPANY AND WORLD HEADQUARTERS

ALCAN ALUMINIUM LIMITED
1188 Sherbrooke Street West
Montreal, Quebec, Canada
H3A 3G2

MAILING ADDRESS:
P.O. Box 6090
Montreal, Quebec, Canada
H3C 3A7
Telephone: (514) 848-8000
Telecopier: (514) 848-8115
www.alcan.com

NORTH AMERICA
BERMUDA
Alcan (Bermuda) Limited
Alcan Nikkei Asia Holdings Ltd. (60%)1

CANADA
Alcan Aluminium Limited
Alcan Cable
Alcan Chemicals
Alcan Foil Products
Alcan International Limited
Alcan Smelters and Chemicals Limited

JAMAICA
Alcan Jamaica Company

UNITED STATES
Alcan Aluminum Corporation
Alcan Cable
Alcan Chemicals
Alcan Foil Products
Alcan Global Automotive Products
Alcan Ingot
Alcan Light Gauge Products
Alcan Sheet Products

SOUTH AMERICA
BRAZIL
Alcan Aluminio do Brasil Ltda.
Consorcio Aluminio do Maranhao - Alumar (10%)2
Mineracao Rio do Norte S.A. (12.5%)
Petrocoque S.A. - Industria & Comercio (25%)

AFRICA
GHANA
Ghana Bauxite Company Limited (80%)

GUINEA
Compagnie des Bauxites de Guinee (16.8%)

EUROPE
FRANCE
Alcan France (Technal)

GERMANY
Alcan Deutschland GmbH
Aluminium Norf GmbH (50%)

ITALY
Alcan Alluminio S.p.A.

NORWAY
Vigeland Metal Refinery A/S (50%)

SPAIN
Alcan Iberica S.A.

SWITZERLAND
Alcan Aluminium AG
Alcan Rorschach AG

UNITED KINGDOM
British Alcan Aluminium plc

PACIFIC
AUSTRALIA
Alcan South Pacific Pty Ltd.
Queensland Alumina Limited (21.4%)

CHINA
Alcan Asia Limited
Alcan Asia Pacific Limited
Alcan Nikkei China Limited (49%)1
Alcan Nikkei Korea Limited (49%)1
Nonfemet International (China-Canada-Japan) Aluminium Company Limited (27%)1

INDIA
Indian Aluminium Company, Limited (54.6%)

JAPAN
Alcan Asia Limited (Tokyo Branch)

KOREA
Alcan Nikkei Korea Limited (Seoul Branch)

MALAYSIA
Alcan Nikkei Asia Company Ltd. (60%)1
Aluminium Company of Malaysia Berhad (35.5%)1
Alcom Nikkei Specialty Coatings Sdn Bhd (47.7%)1

THAILAND
Alcan Nikkei Siam Limited (42%)1
Alcan Nikkei Thai Limited (46.6%)1


* This list names only the principal businesses of the Alcan Group and reflects the sale of alumina refining operations in Ireland and Guinea and of a chemicals operation in Canada as well as the reduction of the interest held in Nippon Light Metal Company, Ltd. (NLM) in Japan. A complete list is contained in the Company's 10-K Report, available from Alcan's headquarters in Montreal.

1 Alcan holds additional interest indirectly through its portfolio investment, NLM.

2 Interest in the Alumar alumina refinery is held through Alcan Aluminio do Brasil Ltda.


VISIT ALCAN'S WEB SITE:
WWW.ALCAN.COM

Further information on Alcan and its activities is available on Alcan's World Wide Web site and contained in various Company publications. These publications, such as A Commitment to Continual Environmental Improvement as well as Alcan's Environmental and Health and Safety policies, are available by writing to the address shown at upper left.

VERSION FRANCAISE
Pour obtenir la version francaise de ce rapport, veuillez ecrire aux Services aux actionnaires dont l'adresse figure dans le coin superieur gauche.

This report was printed using vegetable-based inks and is recyclable.

ALCAN . . . THE PARTNER OF CHOICE

(Logo) Alcan Aluminium Limited

www.alcan.com

Printed in Canada