Form 10-K405, Exhibit 13
period 1999-12-31
ALCAN ALUMINIUM LTD /NEW
filed 2000-03-29
CIK 4285

Exhibit 13










                                     ANNUAL
                                     REPORT
                                      1999

PROFILE
Alcan Aluminium Limited, a Canadian corporation, is the parent company of an international group involved in most aspects of the aluminum industry. Through subsidiaries, joint ventures and related companies around the world, the activities of the Alcan Group include bauxite mining, alumina refining, power generation, aluminum smelting, manufacturing and recycling as well as research and technology. Approximately 36,000 people are directly employed by the company.

Established in 1902, Alcan has developed a unique combination of competitive strengths. The Alcan Group is a multicultural and multilingual enterprise reflecting the differing corporate and social characteristics of the many countries in which it operates. Within a universal framework of policies and objectives, individual subsidiaries conduct their operations with a large measure of autonomy. With operations and sales offices in over 30 countries, the Alcan Group is one of the most international aluminum companies in the world. It is a leading producer of primary metal and a global producer and marketer of rolled aluminum products.

Alcan Aluminium Limited has approximately 19,640 registered holders of its common shares and 780 registered holders of its preference shares. While traded internationally, the company's shares are held mostly in North America. The word Alcan and the Alcan symbol are registered trademarks in more than 100 countries and are synonymous with aluminum the world over.

ANNUAL MEETING

The annual meeting of the holders of common shares of Alcan Aluminium Limited will be held on Thursday, April 27, 2000. The meeting will take place at 10:00 a.m. (Montreal time) in the Assembly Hall, International Civil Aviation Organization, Atrium Entrance, 999 University Street, Montreal, Quebec, Canada.


Highlights of the Year                            1
Message to Shareholders                           2
Paving the Way to a Bright Future                 7
Corporate Social Responsibility                  14
The Alcan Group's Businesses at a Glance         18
Management's Discussion and Analysis             20
Responsibility for the Annual Report,
OECD Guidelines and Auditors' Report             39
Consolidated Financial Statements                40
Notes to Consolidated Financial Statements       43
Eleven-Year Summary                              64
Quarterly Financial Data                         66
Corporate Governance                             67
Directors and Officers                           68
Shareholder Information                          69

COVER 3

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

Chemicals: chemical-grade alumina (alumina hydrate) is the starting material for a wide variety of specialty chemical products.

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

Rolled products: at rolling mills, sheet ingots are reduced in thickness by passing them between rollers in a series of reversing hot mills and, finally, in a cold mill. For example, a 30-tonne sheet ingot can be rolled into a coil of sheet up to 2.7 metres in diameter.

Secondary (recycled) metal: aluminum ingot can be made by remelting used beverage cans (UBCS) or any other post-consumer scrap, as well as customer process scrap. Recycling aluminum only requires about 5% of the energy required to produce primary metal.

Sheet and foil: sheet is flat-rolled metal primarily used for the container, lithography, transportation and building end-use markets. Foil is a thinner sheet of metal, usually less than 0.006 inch (0.15 millimeter) thick, and it is widely used in household and commercial packaging and industrial product applications.

Smelting: primary aluminum is produced through the electrolytic reduction of alumina. The molten aluminum is cast into ingots and then fabricated into a variety of products.

Tolling: The activity of rolling or converting customer-owned metal or alumina is called tolling.

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

The following abbreviations are used:
/T       per tonne
KT       thousand tonnes
KT/Y     thousand tonnes per year
MT       million tonnes
MT/Y     million tonnes per year

COVER 4

THE ALCAN GROUP'S GLOBAL PRESENCE

(PICTURE)

ALCAN PRIMARY METAL GROUP

BAUXITE MINES/DEPOSITS
ALUMINA REFINING
SPECIALTY CHEMICALS
PRIMARY ALUMINUM PRODUCTION
SUPER PURITY ALUMINUM REFINING
POWER GENERATION

Alcan also has sales/marketing offices, research and technology facilities or other activities in Austria, Belgium, Bermuda, Denmark, Finland, Hungary, Japan, the Netherlands, Poland, Portugal, Russia and Sweden.

ALCAN GLOBAL FABRICATION GROUP

SHEET AND/OR FOIL ROLLING/FLEXIBLE PACKAGING
OTHER FABRICATING
RECYCLING ACTIVITIES/UBC RECOVERY

ALCAN ALUMINIUM LIMITED LETTERHEAD



                                                                  March 20, 2000

Dear Alcan Shareholders,

Alcan's 1999 Annual Report discusses the proposed three-way merger between Alcan, Pechiney and algroup (provisionally called A.P.A.) and its status as of February 10, 2000.

On March 14, the three companies issued a press release outlining recent developments in the European Commission approval process of the proposed merger. That press release read as follows:

Following discussions with the European Commission's Merger Task Force (MTF), Alcan (NYSE, TSE : AL) , Pechiney (NYSE, Paris : PY) and algroup (SWX : ALUN) today announced that they will take the opportunity to review the Alcan - Pechiney application while proceeding with the Alcan - algroup application as presented. The European Commission is expected to rule on the Alcan - algroup application on or before March 22, 2000.

The Parties have today advised the Commission of their intention to withdraw the Alcan - Pechiney application from the European Commission process and to terminate the three-way combination agreement as it relates to Pechiney. The companies' objective is to secure the necessary time to review the Commission's concerns in greater detail and investigate alternatives that would satisfy the Commission as well as the companies, and to enable the companies to submit a new application.

The focus of the three companies remains on completing the three-way merger as it presents significant value to their shareholders, employees and customers. While neither the launch nor the completion of the algroup exchange offer is conditional upon the Pechiney exchange offer, Alcan's current intention is that the launch of both will be coordinated so that they will coincide to the extent practicable and in accordance with the required regulatory approvals.

Submitting a new application is possible under European Commission regulations and has been done in other cases in order to address concerns raised by the Commission.

We will continue to keep you informed.

Yours sincerely,

/s/ John R. Evans                                 /s/ Jacques Bougie
----------------------------------                -------------------------------------
John R. Evans                                     Jacques Bougie
Chairman of the Board                             President and Chief Executive Officer

                             HIGHLIGHTS OF THE YEAR

                                                                   1999       1998       1997
                                                                  ------     ------     ------
FINANCIAL DATA
(IN MILLIONS OF US$, EXCEPT WHERE INDICATED)
  Sales and operating revenues                                    7,324      7,789      7,777
  Net income before extraordinary item                              460        399        468
  Net income                                                        460        399        485
  Economic value added (EVA(r))1                                   (111)2     (285)      (285)
  Return (%) on average common shareholders' equity                  9          7         10
  Total assets (at year-end)                                      9,849      9,901      9,374
  Capital expenditures                                            1,298        877        641
  Ratio of borrowings to equity (at year-end)                     21:79      24:76      23:77
  Per common share (in US$)
    Net income before extraordinary item                           2.06       1.71       2.02
    Net income                                                     2.06       1.71       2.09
    Dividends                                                      0.60       0.60       0.60
    Price on NYSE (at year-end)                                   41.38      27.06      27.63
                                                                 ------     ------     ------
OPERATING DATA
(IN THOUSANDS OF TONNES)
  Fabricated products shipments3                                  2,226      2,112      1,970
  Ingot products shipments4                                         859        829        858
  Primary aluminum production                                     1,518      1,481      1,429
  Secondary/recycled aluminum production                            681        684        670
                                                                 ------     ------     ------
AVERAGE THREE-MONTH LME PRICE
(IN US$/TONNE)                                                    1,388      1,379      1,620
                                                                 ------     ------     ------

[FN]
1  EVA IS A REGISTERED TRADEMARK OF STERN STEWART & CO.
2 THE EVA IMPROVEMENT REFLECTS PRINCIPALLY A CHANGE IN COST OF CAPITAL AND ECONOMIC TAX ASSUMPTIONS.
3  INCLUDES PRODUCTS FABRICATED FROM CUSTOMER-OWNED METAL.
4  INCLUDES PRIMARY AND SECONDARY INGOT AND SCRAP.

              (GRAPH)                                     (GRAPH)
     Net Income(1) and Average                      Fabricated Products
       Three-Month LME Price                             Shipments
(1) Before extraordinary item

Alcan continues to improve despite          Alcan continues to grow fabricated
low metal prices. Alcan's objective         products shipments in its chosen
is to earn its cost of capital at           markets, achieving increased market
progressively lower metal prices.           share through superior service
                                            to customers.

MESSAGE TO SHAREHOLDERS

OUR STRATEGIC PRIORITIES

(PICTURE)

CAPTION
                                                                   JOHN R. EVANS
                                                          CHAIRMAN OF THE BOARD,
                                                             AND JACQUES BOUGIE,
                                                             PRESIDENT AND CHIEF
                                                              EXECUTIVE OFFICER.


(bullet) Finalize the proposed merger of Alcan, Pechiney of France and algroup of Switzerland (provisionally referred to as A.P.A.) to form a new global leader, and work to ensure that we quickly deliver the upside potential -- substantially increased revenues, earnings and Economic Value Added (EVA).

(bullet) Position A.P.A. as the global partner of choice for customers in the aluminum and high value-added, flexible and specialty packaging sectors, while exercising industry leadership to enhance the position of our materials in the marketplace.

(bullet) Aggressively seek out additional opportunities to maximize shareholder value.

Nineteen ninety-nine was truly a milestone year for Alcan. We experienced an improved trend in earnings, carried out a corporate reorganization that helped unlock further operational gains and culminated the year with shareholder approval of a dynamic, three-way merger that will ensure our role as a growth-oriented, global industry leader in the 21st century.

1999 ACHIEVEMENTS WERE RECOGNIZED BY INVESTORS WITH A 55% INCREASE IN ALCAN'S
     SHARE PRICE OVER THE COURSE OF THE YEAR.

The year began on a difficult note, as commodity prices continued to fall and the London Metal Exchange (LME) aluminum price slumped to a five-year low of less than $1,200 per tonne in late February. However, business conditions began to improve during the second quarter. We ended 1999 on a more positive note with the metal price back at about $1,650 per tonne and Western World aluminum shipments 3.9% ahead of the previous year. Alcan's net income for 1999 was $460 million, including $193 million generated in the fourth quarter -- more than double the profit for the comparable 1998 period.

RESPONDING TO THE CHALLENGE OF CHANGE

Given the magnitude of events of 1999, we feel it appropriate to put things in perspective by taking a brief look back at some of the developments that have impacted the aluminum business over the past decade and set the stage for the current round of industry consolidation. Key influences included:

(bullet) A declining trend in real aluminum prices and eroding margins;

(bullet) The necessity to improve return on investment;

(bullet) The need to meet the demands of global customers;

(bullet) The maturing of terminal markets such as the LME; and

(bullet) Intense competition from other materials such as steel and plastics.

Never an organization to shy away from challenge, Alcan has been among the leaders in responding to the changing realities of our industry, particularly the long-term price/margin squeeze. First came a major cost-cutting program introduced back in 1991, which yielded cuts of $600 million. In 1993, following a comprehensive review, we tightened our strategic focus -- a decision that led to the phased divestiture of over 60 non-core businesses. Then, in 1997, we launched our ongoing Full Business Potential (FBP) program, aimed at reducing costs and enhancing productivity and revenue. Together, these measures have enabled us to dramatically reduce Alcan's cost base and increase our competitiveness, while becoming much more customer-oriented.

That latter point is crucial. In today's intensely competitive global business environment, our relationships with customers are key to generating increased volumes and creating enhanced value. Our demonstrated ability to function as a true strategic partner, delivering innovative solutions that help customers become more competitive in their own right, has led to major breakthroughs in important market segments like beverage can and automotive. For example, in January 2000, a multi-year supply agreement with Ford Motor Company was announced. Along with an earlier strategic alliance with General Motors, this brings us a giant step closer to our vision of being the leading aluminum supplier, and strategic partner, to the global automotive industry.

FURTHER PROGRESS ON THE PRODUCTIVITY AND COST FRONT

During 1999, we established aggressive new targets for the second phase of our Full Business Potential program and realigned the Company's operations into two core groups -- the Alcan Primary Metal Group and the Alcan Global Fabrication Group -- enabling us to further enhance service to customers while realizing additional gains in productivity and costs.

FBP improvements amounting to $162 million (pre-tax) were achieved during 1999. With three years of FBP under our belt, we are now $462 million closer to our five-year target of $1 billion. When capacity additions scheduled for 2001/2002 are excluded, that cumulative three-year achievement represents 64% of our total target, so FBP is right on track. We should also note that -- in keeping with the undertaking outlined in last year's Message to Shareholders -- we structured the second phase of FBP so that the goals are based on Economic Value Added, or EVA.

1999 OPERATING HIGHLIGHTS

The cumulative effect of these initiatives is evident in improvements throughout Alcan's 1999 operations. Major highlights were:

(BULLET) Substantial improvements in safety;

(BULLET) Reduced alumina and primary metal costs at the Alcan Primary
         Metal Group;

(BULLET) Record output at six refineries and smelters, as well as record third-party sales of value-added ingot products;

(BULLET) Record shipments of 2.2 million tonnes posted by the Alcan Global
         Fabrication Group;

(BULLET) Significant improvement at European rolling operations, as well as record operating rates and shipments at North American sheet and light-gauge plants;

(BULLET) New labour agreements concluded at four major Alcan plants;

(BULLET) Successful completion of the $370-million expansion at our Pindamonhangaba (Pinda), Brazil rolling complex -- on budget and ahead of schedule; and

(BULLET) The creation of Alcan Taihan Aluminum Limited (ATAL) in South Korea.

With the inauguration of Pinda and the formation in September 1999 of ATAL, Alcan is in the enviable position of being the only aluminum producer with world-class rolling assets on four continents.

CONTINUED PROGRESS ON WORKPLACE SAFETY AND THE ENVIRONMENT

Workplace health and safety, as well as the environment, remain top priorities for Alcan. The year 1999 saw new performance benchmarks set in these vital areas. Safety programs in support of Behaviour Based Safety were initiated at Alcan facilities around the globe. This reflects our increased emphasis on employee involvement in the safety process, to help us achieve Alcan's ultimate goal of zero work-related injury and illness.

In the environment area, we made considerable progress during 1999 in our goal to certify all Alcan facilities worldwide according to ISO-14001 standards. Other achievements ranged from further increases in beverage can recycling to advances in the use of aluminum for automotive applications that reduce CO2 emissions.

A.P.A.: KEY TO FUTURE GROWTH AND INCREASED SHAREHOLDER VALUE

Thanks in large part to the positive results attained through the aforementioned initiatives, Alcan is strong and well-positioned for the new century. Nevertheless, we felt we had to ask ourselves how the Company could continue to grow while still increasing shareholder value.

Our alternatives included settling for incremental growth that could essentially be achieved internally, or pursuing a bolder course of action by seeking out a suitable partner -- or partners -- for a significant merger or acquisition. Ultimately, we decided to take the future into our own hands by initiating the talks that led to the proposed combination of Alcan, Pechiney and algroup. The formation of A.P.A. is a unique opportunity to attain the scope required to achieve significant growth in sales and earnings. It will also enable us to provide superior service to both our global and our regional customers.

With market capitalization of more than $20 billion and 1998 (pro forma) revenues of $21.6 billion, A.P.A. will be a global leader in aluminum with low-cost smelting capacity, the world's largest rolling system, and leadership positions in key fabricated products sectors such as aerospace, automotive and beverage can sheet. The new company will also enjoy global leadership in the high value-added, flexible and specialty segments of the packaging industry, which generated well over $4 billion in revenues last year. This sector represents an important new growth platform for Alcan shareholders -- a significant stream of revenues and profits that are not tied to commodity prices.

The benefits our Company -- and hence our shareholders -- can expect to derive from the merger include: significant upside potential in revenue and earnings per share growth; at least $600 million in annual cost synergies, over and above existing FBP-type programs; and a strong balance sheet and cash flow.

As we stated at the historic special meeting of Alcan shareholders last November, which overwhelmingly approved the merger plan, A.P.A. represents our ticket to the future growth of this business -- and to increased shareholder value.

(Graph)

RECORDABLE CASE RATE AND LOST-TIME INJURY/ILLNESS LTII RATE*

*Based on 100 employees working one year (200,000 hours)

CAPTION

THANKS TO EMPLOYEE INVOLVEMENT AT LOCATIONS WORLDWIDE, ALCAN RECORDED ITS BEST RESULTS OVER TEN YEARS OF TRACKING SAFETY STATISTICS.

ACKNOWLEDGMENTS

Special thanks are due to Alcan employees for their hard work and support during a very eventful, emotional year. The fact that we were able to maintain a "business-as-usual" focus to ensure success in 1999, while simultaneously preparing for a smooth merger, speaks to the remarkable capabilities and dedication of the entire Alcan family.

We would also like to take this opportunity to formally welcome Ms. Eleanor Clitheroe, president and chief executive officer of Ontario Hydro Services, to the Alcan Board of Directors, and to express our appreciation to all members of the Board for their unstinting support during an exceptional year.

Finally, we wish to pay tribute to the many outstanding men and women who have helped make Alcan the great company it is today -particularly the Davis family and former CEOs David Culver and David Morton. It was their vision and leadership that inspired us to take the bold step to ensure that this enterprise, its employees and its shareholders will continue in the forefront of the industry as the next century unfolds.

OUTLOOK

The year 2000 looks to be another promising one for us. The outlook is for continued improvement in business conditions and in aluminum industry fundamentals, with Western World aluminum demand forecast to increase by 3.3% and only limited additional supply in sight. This is a favourable context for the debut of our $1.8-billion Alma, Quebec, smelter, which is scheduled to come on stream during the fourth quarter of 2000.

Needless to say, one of our top priorities for 2000 will be the formation of A.P.A., which will accelerate our growth potential and open a multitude of new opportunities as we remain focused on our Full Business Potential program. Overall -- for Alcan's shareholders, customers and employees -- the outlook is a promising one indeed.



/s/ John R. Evans                        /s/ Jacques Bougie
-------------------------------          ------------------------------------
JOHN R. EVANS                            JACQUES BOUGIE
Chairman of the Board                    President and Chief Executive Officer

February 10, 2000

THE PROPOSED A.P.A. MERGER AND A CHANGING GLOBAL INDUSTRY

PAVING THE WAY TO A BRIGHT FUTURE

The sequence of events and strategic initiatives that is leading, ultimately, to the formation of Alcan-Pechiney-algroup -- provisionally called A.P.A. -- stretches back to the early 1990s. Like many other companies, Alcan has been implementing and refining its strategy over the past decade to reflect the changing economic environment and to address emerging global competitive realities.

By reducing costs, sharpening its market focus and becoming decidedly more customer-oriented, Alcan has enhanced its competitiveness and substantially improved returns -- even when faced with the low metal price environment that prevailed during 1998 and much of 1999. By decade's end, Alcan had achieved significant results from its Full Business Potential (FBP) program, aimed at reducing cost and enhancing productivity and revenues. The Company could confidently assert that it was, in fact, moving to optimize the potential of its existing businesses, becoming an Economic Value Added (EVA(R)) driven company. The second phase of that program (FBP-II), which began in the spring of 1999 and is based on EVA, is designed to achieve additional earnings improvement of some $500 million after-tax, or $2.25 per share, by the end of 2001 -- equivalent to a 23% compound annual earnings growth rate.

That the Company is on track to reach these aggressive new FBP targets attests to the fact that Alcan remains a fundamentally strong entity on its own. Nevertheless, as senior management looked 10 years down the road -- and took into account various forces impacting on the aluminum business -- it was evident that to remain in the forefront of the industry would entail attaining a certain scope and scale that could not likely be achieved through incremental change alone.

Having identified this vision, Alcan sought out potential partners who shared it and proposed the formation of a global leader in aluminum and specialty packaging. With an intensely customer-focused approach at its core, A.P.A. promises to be an even stronger entity that will help pave the way to a bright future.

                                                                       (Picture)

                                                                           ALCAN
                                                                        PECHINEY
                                                                         ALGROUP

A.P.A. -- A CUSTOMER-FOCUSED GLOBAL LEADER GEARED FOR GROWTH

With some 91,000 employees in nearly 60 countries, A.P.A. is set to become a global leader, well-positioned to deliver solutions to key customers in the aluminum and specialty packaging sectors alike -- anywhere in the world. Along with like-minded partners Pechiney and algroup, Alcan is determined to ensure that not only A.P.A.'s products but also its customer service and support are creating value for all stakeholders. The objective is simple: to be regarded by our customers as the partner of choice, thereby developing our markets and achieving superior revenue growth.

                                                                         CAPTION

                                                                 A.P.A.'S GLOBAL
                                                            TRANSPORTATION GROUP
                                                               WILL BE A LEADING
                                                             SUPPLIER TO THE KEY
                                                                  AUTOMOTIVE AND
                                                               TRANSPORT SECTORS

CREATING A GLOBAL LEADER

The formation of A.P.A. promises to be one of those rare instances where the whole will actually be greater than the sum of its parts. The complementary assets of the merged organization provide A.P.A. with world-class know-how and facilities across the entire spectrum of operations. In particular, the merged organization will benefit from Alcan's world-class smelting and rolling assets; Pechiney's reduction cell technology and international trading expertise; and algroup's low-cost bauxite and alumina. Moreover, A.P.A. will be the unquestioned leader in the aluminum lightweighting of the automotive industry with Alcan's leading position in North America and algroup's leadership in Europe.

(PICTURE)

Caption

A.P.A. will also be a major player on the worldwide market for food flexible and specialty packaging.


A.P.A. will be a global leader in aluminum, with:

(bullet) low-cost smelting capacity -- the majority of it in the lowest third of the industry cost curve;

(bullet) the world's leading rolling system -- with technologically advanced assets positioned on four continents to meet the needs of both global and regional customers; and,

(bullet) global leadership positions in key fabricated products sectors such as aerospace, automotive and beverage can sheet.

A.P.A. also will enjoy global leadership in the high value-added, flexible and specialty packaging segments. It will become the leading supplier to customers in packaging for food (flexible), pharmaceuticals, personal care, and cosmetics.

The merged company will enjoy very healthy positions in other key packaging categories as well -- standing out as a strong player in an otherwise-fragmented market.

(PICTURE)

Caption

Aluminum beverage cans provide unique advantages such as recyclability and a high-value incentive for collection.

A STRONG ORGANIZATION THAT'S TRULY GLOBAL IN NATURE

As proposed, A.P.A. will be truly global in nature, with its legal headquarters located in Montreal, and the office of the CEO -- Alcan's Jacques Bougie -- in New York. The merger represents a unique opportunity to build a strong organization led by a dynamic management team with top talent drawn from all three A.P.A partners. The merged organization will encompass six business sectors. The bauxite & alumina as well as the primary metal, global trading & electro-metallurgy sectors will operate from A.P.A's Montreal head office. Aluminum fabrication -- Americas & Asia & global can sheet will be based in Cleveland, Ohio; Aluminum fabrication -- Europe & global transportation, along with health and beauty packaging, in Paris; and the food flexible and specialty packaging sector, in Zurich.

                                                                       (PICTURE)
                                                                           ALCAN
                                                                         PRIMARY
                                                                     METAL GROUP

Reduced costs and increased output -- including record production at six facilities -- contributed to a much-improved performance during 1999 by the Alcan Primary Metal Group (APMG). APMG is one of two business groups formed in March 1999, as part of an organizational streamlining designed to support the second phase of Alcan's Full Business Potential (FBP) program while better meeting the changing needs of customers.

                                                                         CAPTION

                                                          RECORD BILLET SALES IN
                                                        NORTH AMERICA AND RECORD
                                                        OUTPUT AT THE QUEENSLAND
                                                     ALUMINA LIMITED, AUSTRALIA,
                                                      REFINERY TYPIFIED IMPROVE-
                                                                  MENTS AT APMG.

ALMA COMPLEX TO START UP IN 2000

At the end of 1999, the new $1.8-billion smelter project at Alma, Quebec, was on track with field construction progress at the 40% mark. The start-up of this state-of-the-art smelter, scheduled for the fall of 2000, will enable Alcan to meet increased customer demand for aluminum rod in the energy transmission market and for foundry ingot in the global automotive market. The early phase-out of the nearby 75,000-tonne capacity smelter in Isle-Maligne, Quebec, facilitated the implementation of a comprehensive training program for workers transferring to the Alma facility. This world-class aluminum complex promises to further enhance the Company's competitiveness by delivering quality primary metal at operating costs that will be among the lowest in the world. Moreover, this facility will meet the highest standards in environmental protection for both its employees and the surrounding community.

U.K. SMELTER UPGRADE UNDER WAY

A $25-million modernization and upgrade of the power station at Alcan's Lynemouth, U.K, smelter got under way during 1999. The project, which involves upgrading the turbines in all three of the plant's generating units, will reduce emissions by 13% for every megawatt of electricity produced while boosting generating capacity by 8%, to 420 megawatts. Work was successfully completed in September 1999 on the commissioning of the first upgraded generator.

Meanwhile, amperage increases implemented at the Company's smelters in Grande-Baie and Laterriere, Quebec, as well as in Lynemouth in the U.K., have yielded improved output and increased labour and capital productivity. In addition, a major $105-million modernization program designed to ensure the long-term global competitiveness of Alcan's alumina plant in Jonquiere, Quebec, is proceeding on schedule for completion in 2002-2003.

All these projects will help APMG deliver on its FBP commitments.

THE WORLD-CLASS ALMA SMELTER COMPLEX PROMISES TO FURTHER ENHANCE THE COMPANY'S COMPETITIVENESS.

IMPLEMENTATION OF ELY BAUXITE AGREEMENT SIGNIFICANTLY REDUCES QAL'S COSTS

IMPLEMENTATION OF A BAUXITE MINING AND EXCHANGE AGREEMENT WITH COMALCO LIMITED, UNDER WHICH SHIPMENTS OF LOWER COST BAUXITE TO THE QUEENSLAND ALUMINA LIMITED REFINERY (21.4% OWNED BY ALCAN) BEGAN IN JANUARY 2000, WILL RESULT IN SIGNIFICANTLY REDUCED PRODUCTION COSTS. UNDER THE TERMS OF THE AGREEMENT, COMALCO WILL DEVELOP ALCAN'S ELY RESERVES IN AUSTRALIA WITHIN A TIME FRAME OF ITS CHOOSING. IN THE INTERIM, ALCAN WILL RECEIVE AN EQUIVALENT AMOUNT OF BAUXITE FROM COMALCO'S ADJACENT WEIPA MINES. THE AGREEMENT MAY ALSO ALLOW ALCAN TO EVENTUALLY SUPPLY ITS OTHER REFINERIES WITH ELY BAUXITE SO THAT THEY, TOO, MAY BENEFIT FROM REDUCED BAUXITE COSTS.

                                                                       (PICTURE)
                                                                           ALCAN
                                                                          GLOBAL
                                                                     FABRICATION
                                                                           GROUP

In its first year as a distinct business entity, the Alcan Global Fabrication Group (AGFG) generated record profitability, shipments and EVA, while establishing new milestones on each of the four continents where it operates. Among AGFG's most notable achievements was the dynamic turnaround in the financial and operational performance of its European businesses -- attaining improved lead times and delivery performances while substantially reducing the amount of working capital employed.

                                                                         CAPTION

                                                         QUALITY ROLLED PRODUCTS
                                                        MANUFACTURED AT KINGSTON
                                                           WORKS, ONTARIO (TOP),
                                                       AND AT ATAL, SOUTH KOREA,
                                                                  HELP MAKE AGFG
                                                           A SUPPLIER OF CHOICE.

ATAL AND PINDA GIVE ALCAN WORLD-CLASS ROLLING CAPACITY ON FOUR CONTINENTS

Within a two-week time frame during the autumn of 1999, events half a world apart confirmed Alcan's role as the only aluminum producer with high-quality rolled products capability -- including can sheet -- on four continents.

On September 30, 1999, Alcan and South Korea-based Taihan Electric Wire Co., Ltd. (TEC) announced the formation of Alcan Taihan Aluminum Limited (ATAL), a jointly owned company to serve the growing market for aluminum rolled products in the Asia/Pacific region. Precisely two weeks later, on October 14, 1999, official inauguration ceremonies marked the successful completion of a $370-million expansion at subsidiary Alcanbrasil's Pindamonhangaba (Pinda), Brazil, rolling complex -- the single biggest investment Alcan has ever made in Latin America. Pinda is the only high-volume can sheet production facility operating anywhere south of the equator.

Alcan has a 56% equity interest in, and has assumed management responsibility for, the South Korean subsidiary, which includes modern, low-cost rolling assets previously operated by TEC. Annual output of the plant, which is situated in Youngju and currently employs about 500 people, is expected to triple over the next five years from about 100,000 tonnes to a target level of 300,000 tonnes, without significant additional capital investment.

PINDA AND ATAL STAND TO BE KEY ASSETS

The expanded Pinda complex, which includes a large, modern aluminum beverage can recycling plant, came on stream several months ahead of schedule and right on budget. Furthermore, it achieved a remarkable health and safety performance, setting a record of 7.5 million construction hours without a lost-time accident.

By providing world-class supply to global end-users, both Pinda and ATAL stand to be key assets of A.P.A., the new global industry leader being formed through the merger of Alcan, Pechiney and algroup.

ALCAN'S "ALUMINEERING" SOLUTIONS EMBRACED BY GLOBAL AUTOMAKERS

ALCAN'S ADVANCED ALUMINUM VEHICLE TECHNOLOGY AND HIGH-QUALITY COMPONENTS ARE A DRIVING FORCE BEHIND THE DEVELOPMENT OF STRONG, MORE FUEL-EFFICIENT AND ENVIRONMENTALLY FRIENDLY, ALUMINUM-INTENSIVE VEHICLES. INDEED, ALCAN'S PROPRIETARY 6111 ALLOY HAS BECOME THE STANDARD FOR DETROIT-BASED AUTOMAKERS, WHICH HAVE BEEN STEADILY EXPANDING THE USE OF ALUMINUM SHEET FOR BODY PANELS FROM HOODS AND DECK LIDS TO HIGHLY ENGINEERED LIFT GATES AND FENDERS. ALCAN GLOBAL AUTOMOTIVE PRODUCTS DOUBLED ITS NORTH AMERICAN SALES OF CLOSURE SHEET DURING 1999, AND JUST SIGNED A MILESTONE, LONG-TERM METAL-SUPPLY AGREEMENT WITH FORD MOTOR COMPANY. A SIMILAR STRATEGIC ALLIANCE WAS ALREADY IN PLACE WITH GENERAL MOTORS.

CAPTION

ALCAN ALUMINUM SHEET COVERS 40% OF THE SLEEK BODY SURFACE OF THE NEW LINCOLN LS, MOTOR TREND'S CAR OF THE YEAR.

                                                                       (PICTURE)
                                                                       CORPORATE
                                                                          SOCIAL
                                                                  RESPONSIBILITY

FROM COMMITMENT TO ACTION

Responding to the needs of employees, being proactive in environmental initiatives and listening to our communities are all examples of how Alcan puts its commitments into action. Maximizing value in our operations goes hand in hand with excellence in corporate social responsibility.

                                                                         CAPTION

                                                          IN 1999, THE EMPLOYEES
                                                          OF THE PINDAMONHANGABA
                                                          ROLLING MILL EXPANSION
                                                              IN BRAZIL ACHIEVED
                                                        7.5 MILLION CONSTRUCTION
                                                      HOURS WITHOUT A LOST-TIME,
                                                          WORK-RELATED INJURY OR
                                                          ILLNESS -- AN INDUSTRY
                                                            FIRST AND A NATIONAL
                                                            RECORD FOR BRAZILIAN
                                                              CIVIL ENGINEERING.

OCCUPATIONAL HEALTH AND SAFETY

In 1999, Alcan recorded its best results over ten years of tracking work-related injury and illness statistics. Throughout the year, the Company continued the development of programs aimed at improving occupational health, industrial hygiene and safety.

Employee health studies were undertaken to gather comparative data in areas such as lung function, asthma and smoking, while leading-edge technologies were installed in Alcan plants to improve working conditions. For example, at the Ouro Preto smelter in Brazil, $15 million will be invested in new generation equipment, resulting in safer and more comfortable working conditions. On an industry scale, a cooperative effort with the 3M Company resulted in a new NIOSH (National Institute of Occupational Safety and Health in the U.S.)-approved safety mask that facilitates communication while maintaining safe procedures.

Of special note in 1999 were employee vaccination programs for yellow fever and meningitis, as well as a community-wide black-fly control program at the Awaso bauxite mine in Ghana to counter the spread of river blindness.

Following the introduction of the principles of Behaviour Based Safety (BBS) in late 1998, the Company took steps in 1999 to incorporate this employee-driven safety process in all operations. The principles of BBS are quite simple -- by enhancing employee involvement in the awareness of potentially "at-risk" behaviours, overall safety conditions can be improved.

ALCAN RECORDED ITS BEST RESULTS OVER TEN YEARS OF TRACKING WORK-RELATED INJURY AND ILLNESS STATISTICS.

In 1999, six Alcan facilities achieved one million hours without a lost-time accident, an impressive number in a heavy industry like aluminum production. But, rather than solely relying on statistics as the measure of success, BBS will focus on observable and controllable factors that lead to unsafe situations. In 1999, programs in support of BBS were initiated at Alcan facilities in Europe, North America, Brazil and Jamaica and are also now underway in Asian operations.

VARIOUS INITIATIVES RESULTED IN MANY ALCAN PLANTS ACHIEVING RECORD SAFETY PERFORMANCE LEVELS IN 1999. AT THE TERRE HAUTE PLANT IN INDIANA, ALCAN'S FIRE BRIGADE REGULARLY ORGANIZES CONTROLLED "LIVE BURN" TRAINING SESSIONS THAT HAVE ALSO BEEN CONDUCTED FOR THE BENEFIT OF SOME 200 LOCAL FIREFIGHTERS.

WITH THIS TYPE OF EFFORT, COUPLED WITH BBS AND FOLLOW-UPS TO A 1999 WORLDWIDE MOBILE EQUIPMENT SAFETY AUDIT, THE COMPANY STRIVES TO CONTINUALLY IMPROVE THE SAFETY RECORDS WITHIN EACH FACILITY.

CAPTION

DEVELOPED WITH ALCAN'S COOPERATION, THE NEW VERSION OF THE 3M 6000DD RESPIRATOR WILL HAVE INDUSTRY-WIDE APPLICATIONS

ENVIRONMENT AND COMMUNITY INITIATIVES

Whether it's research into land rehabilitation or the promotion of can recycling, Alcan's environmental initiatives touch all stakeholders.

Starting in 1996, when the Lochaber smelter in Scotland became our first facility to earn the ISO-14001 designation from the International Organization for Standardization, Alcan undertook a worldwide effort to achieve environmental certification in all operations. To date, we are approximately one-third of the way towards our goal. Milestones for 1999 include: Shawinigan Works in Quebec as Alcan's first North American smelter to gain certification; the Williamsport, Pennsylvania, cable plant as the Company's first in the United States; Alcan as the first company in Italy to have all its plants certified; and, throughout Europe, where Alcan conducted a series of environmental public forums, almost 100% of our facilities there now meet these rigorous standards. Most recently, Alcan's Aratu plant in Brazil is the first certified smelter in South America.

In 1999, Alcan took a proactive approach to supporting climate change initiatives, through the actions of individual facilities and participation in national efforts. In addition, the unique properties of aluminum are a positive contribution to conserving energy and reducing greenhouse gas emissions.

Aluminum was identified by the Partnership for a New Generation of Vehicles
(PNGV) as the leading material for achieving the U.S. government's challenge to produce an 80-miles-per-gallon (2.9 litres/100 km) vehicle without compromising safety, performance, affordability or utility. Every tonne of aluminum used in place of steel in today's automobiles results in CO2 emissions being slashed by 20 tonnes over the life of the vehicles. Two of the world's largest automotive producers, GM and Ford, credited Alcan's support and technology as key factors in their development of concept cars that now meet the PNGV objectives.

Environmental responsibility is equally prominent in used beverage cans (UBCs). The infinite recycling capability of aluminum UBCs requires only 5% of the energy used to make a can in the traditional primary metal process. With global recycling efforts on the rise, Alcan is an important force through its extensive UBC recycling operations in North America, Brazil and the U.K.

ALCAN'S SUPPORT OF CHARITABLE ORGANIZATIONS AND COMMUNITY INITIATIVES IS ESPECIALLY VISIBLE THROUGH THE TREMENDOUS VOLUNTEER EFFORTS OF ALL EMPLOYEES. RECYCLING CANS IN THE U.K. TO REBUILD SCHOOLS IN WAR-TORN MOZAMBIQUE AND PARTICIPATING IN THE HABITAT FOR HUMANITY HOMES PROGRAM IN THE U.S. TO BUILD HOMES FOR WORKING FAMILIES IN NEED OF PROPER SHELTER ARE EXAMPLES OF HOW ALCAN PERSONNEL WERE INVOLVED.

RESPONDING TO COMMUNITY CONCERNS HAS ALWAYS BEEN AN ALCAN TRAIT, AND 1999 WAS NO EXCEPTION. EXAMPLES INCLUDE INSTALLING STACK SILENCERS AT THE LATERRIERE SMELTER IN QUEBEC TO REDUCE COMMUNITY NOISE LEVELS AND COMPLETION OF A CAN$7-MILLION POWER LINE BYPASS PROJECT FOR THE HAISLA FIRST NATIONS' KITAMAAT VILLAGE IN BRITISH COLUMBIA.

CAPTION

SPONSORED BY ALCAN, THE MICRO-BUSINESS NETWORK, A SCHOOL ENTREPRENEURSHIP PROGRAM BEGUN TEN YEARS AGO IN QUEBEC, HAS EXPANDED TO NOW INCLUDE THREE SCHOOLS IN MALAYSIA.

(PICTURE)

ALCAN'S ASSISTANCE TO THE EDUCATIONAL SECTOR INCLUDED SPONSORING AN UNDERGRADUATE PROGRAM TO STUDY ENVIRONMENTAL ISSUES RELATED TO THE GREAT LAKES (ON THE CANADA/U.S. BORDER) AS WELL AS CONTINUED SUPPORT OF SELECT UNIVERSITY RESEARCH INITIATIVES.

OF SPECIAL SIGNIFICANCE IN 1999 -- AND CONSISTENT WITH OUR CONCERN FOR ENDANGERED SPECIES -- WAS THE COMPANY'S ANNOUNCEMENT OF A THREE-YEAR COMMITMENT TO THE WORLD WILDLIFE FUND (WWF). ALCAN'S SUPPORT OF THE WWF'S ENDANGERED SPECIES RECOVERY FUND WILL AID RESEARCHERS AND CONSERVATIONISTS IN CANADA WORKING WITH SPECIES AT RISK. ALCAN ALSO WORKS WITH THE WWF ON ITS ACTIVITIES IN BRAZIL BY ASSISTING WITH THE PUBLISHING AND DISSEMINATING OF ENVIRONMENTAL INFORMATION TO PRIMARY SCHOOL EDUCATORS.

CAPTION

ALCAN HAS RECOGNIZED THAT SOME ACTIVITIES CAN, DESPITE OUR BEST EFFORTS, POSE A RISK TO PLANTS AND ANIMALS. IN JAMAICA, WE HAVE TWO ORCHID SANCTUARIES WHERE INDIGENOUS SPECIES FOUND IN OUR MINING AREAS ARE TRANSPLANTED AND PRESERVED. THESE SANCTUARIES HAVE ALSO OPENED UP IMPORTANT OPPORTUNITIES FOR RESEARCHERS.

CREDIT

GREAT BLUE HERON

THE ALCAN GROUP'S BUSINESSES AT A GLANCE

ALCAN PRIMARY METAL GROUP

 ...focuses Alcan's global bauxite, alumina, power generation and smelting assets on the efficient and effective production of value-added aluminum in the form of sheet ingot, billet, wire bar and foundry products.

OPERATIONS

(bullet) 15 SMELTERS in 5 countries with 1.6 Mt of annual capacity.

(bullet) 9 ALUMINA PLANTS in 6 countries with 3.8 Mt of annual capacity, including specialty chemicals.

(bullet) 10 BAUXITE MINES/DEPOSITS in 6 countries with 254* Mt of proved ore reserves.

1999 HIGHLIGHTS

(bullet) 1.5 Mt of ingot produced.
(bullet) 714 kt of ingot purchased.
(bullet) $1.1 billion (667 kt) in ingot sales.

(bullet) 4.0 Mt produced.
(bullet) $394 million in third-party sales.

(bullet) 9.7 Mt used.
(bullet) $91 million in bauxite third-party sales.

   In addition to the sales of bauxite, alumina and specialty chemicals indicated above, Alcan's non-aluminum products account for $129 million in sales.

* In 1999, Alcan adopted the internationally-accepted Australasian Code for Reporting of Mineral Resources and Ore Reserves. As a result, current Proved Ore Reserves are estimated to be 254 Mt, or the equivalent of 23 years of Alcan's refinery needs.

STRATEGY

(bullet) Optimize Alcan's alumina and bauxite asset base, while providing low-cost alumina to the primary metal business.

(bullet) Be the best producer of low-cost primary aluminum in the world, while:

         - meeting customer needs and aggressively pursuing market value opportunities;

         - achieving industry leadership in occupational health and safety, environmental performance, community relations and corporate ethics.

PRIMARY PRODUCTION
(in thousands of tonnes)

(GRAPH)

Primary production continued to increase largely through improved output from existing smelters.

OPERATING SEGMENT INCOME (1)
(in millions of US$)

(GRAPH)

1999 operating income was affected by lower realized prices, restructuring costs, and other non-recurring expenses.

GROUP'S ECONOMIC VALUE ADDED (2)
(in millions of US$)

(GRAPH)

EVA improved throughout 1999 and was positive in the second half of the year.

ALCAN GLOBAL FABRICATION GROUP

 ...focuses on fully meeting the changing needs of its global and regional fabrication customers through rapid transfer and adoption of best technology and management practices worldwide.

OPERATIONS

(bullet) ROLLED PRODUCTS

(bullet) OTHER FABRICATED PRODUCTS

(bullet) TOTAL FABRICATED PRODUCTS

         Over 45 manufacturing plants in 13 countries and 2.7 Mt of annual capacity.

(bullet) SECONDARY/RECYCLED ALUMINUM

         8 recycling plants in 5 countries with 775 kt of annual capacity.

1999 HIGHLIGHTS

(bullet) $4.2 billion (2,028 kt) in sales, including fabrication of customer-owned metal.

(bullet) $0.7 billion (198 kt) in sales.

(bullet) 2.2 Mt of aluminum fabricated in Alcan facilities, including 315 kt of customer-owned metal.

(bullet) $4.9 billion in sales, including fabrication of customer-owned metal.

(bullet) 681 kt produced.
(bullet) 538 kt of scrap purchased.
(bullet) $79 million (66 kt) in ingot sales.
(bullet) $150 million (126 kt) in scrap sales.

STRATEGY

(bullet) Grow Alcan's leading position in differentiated, semi-fabricated products in our chosen markets through long-term customer partnerships and low-cost manufacturing excellence.

FABRICATED PRODUCTS SHIPMENTS
(in thousands of tonnes)

(GRAPH)

Alcan continued to grow its chosen fabricated products businesses.

OPERATING SEGMENT INCOME (1)
(in millions of US$)

(GRAPH)

In 1999, further improvements were achieved in North America and there was the beginning of a turnaround in Europe.

GROUP'S ECONOMIC VALUE ADDED (2)
(in millions of US$)

(GRAPH)

All North American businesses were EVA-positive and improvements were recorded elsewhere.

ALCAN ALUMINIUM LIMITED

In April 1999, Alcan set a new, additional Full Business Potential objective of $700 million, pre-tax, over a three-year period to the end of 2001. Together with the initial 1997 target, the FBP program is set for a $1-billion improvement over five years.

1999 ACHIEVEMENTS

(bullet) Record year in safety performance, with regard to Lost-Time Injury and Illness as well as Recordable Case rates.

(bullet) Improvements achieved in 1999 totalled $162 million, bringing the FBP three-year total to $462 million, on track to achieve its $1-billion, five-year target.

(bullet) Lowered alumina and primary metal costs.

(bullet) Achieved production records in three alumina plants and three smelters;
         attained record third-party sales for foundry alloys and billet products.

(bullet) The $1.8-billion Alma, Quebec, smelter construction is scheduled for start-up by year-end 2000.

(bullet) Building on the principles of operational stability, labour agreements were concluded at four major plants.

(bullet) Fabricated products sales volumes continued to grow to a record level of 2.2 million tonnes, including significant improvements in Europe.

(bullet) Successfully started up a $370-million can sheet expansion in Brazil, three months ahead of schedule.

(bullet) Acquired majority interest in Alcan Taihan Aluminum Limited in South
         Korea -- part of our global strategy for first-tier supply of rolled products on four continents.

(bullet) Continued to strengthen relationships with customers, as evidenced by the January 2000 announcement of a multi-year aluminum supply agreement with Ford and the 1998 signing of a ten-year aluminum supply agreement with GM.

(bullet) Announced proposed merger with Pechiney and algroup.

TOTAL ALUMINUM SHIPMENTS
(in thousands of tonnes)

(GRAPH)

NET INCOME
(in millions of US$)

(GRAPH)

ALCAN'S ECONOMIC VALUE ADDED (2)
(in millions of US$)

(GRAPH)

1 Some corporate office and certain other costs have been allocated to the respective operating segments. Comparative information has been restated to conform to the 1999 corporate structure.

2 The EVA improvements reflect principally a change in cost of capital and economic tax assumptions as well as strong operating results.

                                     18-19

     (GRAPH)                              (GRAPH)                               (GRAPH)
PRIMARY PRODUCTION                OPERATING SEGMENT INCOME(1)         GROUP'S ECONOMIC VALUE ADDED(2)
(in thousands of tonnes)          (in millions of US$)                (in millions of US$)

PRIMARY PRODUCTION CONTINUED      1999 OPERATING INCOME WAS           EVA IMPROVED THROUGHOUT 1999
TO INCREASE LARGELY THROUGH       AFFECTED BY LOWER REALIZED          AND WAS POSITIVE IN THE
IMPROVED OUTPUT FROM              PRICES, RESTRUCTURING COSTS,        SECOND HALF OF THE YEAR.
EXISTING SMELTERS.                AND OTHER NON-RECURRING EXPENSES.


         (GRAPH)                           (GRAPH)                               (GRAPH)
FABRICATED PRODUCTS SHIPMENTS     OPERATING SEGMENT INCOME(1)        GROUP'S ECONOMIC VALUE ADDED(2)
(in thousands of tonnes)          (in millions of US$)               (in millions of US$)

ALCAN CONTINUED TO GROW ITS       IN 1999, FURTHER IMPROVEMENTS      ALL NORTH AMERICAN BUSINESSES
CHOSEN FABRICATED BUSINESSES.     WERE ACHIEVED IN NORTH AMERICA     WERE EVA-POSITIVE AND
                                  AND THERE WAS THE BEGINNING OF     IMPROVEMENTS WERE RECORDED
                                  A TURNAROUND IN EUROPE.            ELSEWHERE.


       (GRAPH)                             (GRAPH)                                 (GRAPH)
TOTAL ALUMINUM SHIPMENTS          NET INCOME                         ALCAN'S ECONOMIC VALUE ADDED(2)
(in thousands of tonnes)          (in millions of US$)               (in millions of US$)


[FN]
1 Some corporate office and certain other costs have been allocated to the respective operating segments. Comparative information has been restated to conform to the 1999 corporate structure.

2 The EVA improvements reflect principally a change in cost of capital and economic tax assumptions as well as strong operating results.

                                            MANAGEMENT'S DISCUSSION AND ANALYSIS

                                    (GRAPH)
             WESTERN WORLD PRIMARY ALUMINUM SUPPLY AND DEMAND

SUPPLY CONTINUED TO GROW AT A MODERATE PACE, UP ALMOST 2.5% OVER 1998, THROUGH BOTH RESTARTS AND EXPANSIONS. DEMAND GROWTH ACCELERATED THROUGH 1999, UP OVER 3% FROM THE PREVIOUS YEAR.

                                    (GRAPH)
                  TOTAL ALUMINUM INVENTORIES AND INGOT PRICES

TOTAL INVENTORIES WERE LITTLE CHANGED FROM THE END OF 1998. PRICES BOTTOMED IN MARCH, THEN ROSE STRONGLY THROUGH THE REMAINDER OF THE YEAR. THE AVERAGE PRICE OF $1,388 WAS UP ONLY MARGINALLY FROM $1,379 IN 1998.


INDUSTRY FUNDAMENTALS IMPROVED PROGRESSIVELY FROM THE WEAK FIRST QUARTER AND THE OUTLOOK FOR 2000 IS POSITIVE.

WORLD MARKET REVIEW

PRIMARY ALUMINUM

Western World* total consumption of aluminum grew by a respectable 3.9% in 1999, a rate substantially higher than early forecasts suggested. North America led the rest of the world in demand, with a growth rate of 6.8%. Despite a weak economy and fears of a recession in the first half of the year, Europe recovered in later months, closing the year with 2.2% growth. France, in particular, distinguished itself from the rest of the continent, offsetting the lacklustre performance of the U.K., Germany and Italy. Latin America was the only region with a negative growth rate, namely -2%, but it performed considerably better than was expected at the end of the disappointing first quarter. Asia, with an increase in demand of 2.8%, has clearly begun its recovery. Japan lagged behind the rest of the region, though it fared much better than expected, ending the year with positive growth. Western World consumption for 1999 totalled 27.1 Mt, of which 19.6 Mt comprised demand for primary metal, with the balance for recycled metal. Aluminum consumption has grown continuously since 1982, apart from a brief lull in 1998.

Primary aluminum production in the Western World increased 3.2% in 1999 to 16.95 Mt, with some previously idled capacity being restarted and some brownfield and greenfield capacity being brought on stream. During the year, much of the capacity idled by labour, technical and weather-related problems was restarted. Approximately 650 kt remained voluntarily idled. Most of this likely will be restarted in 2000 and 2001.

C.I.S. primary aluminum exports increased substantially in 1999, but this was offset by a large increase in Chinese imports. As a result, there was a small decline in net exports to the Western World.

In 1999, the growth of consumption translated into a 3.7% increase in the demand for primary aluminum and supply increased by 2.4%. This brought the market more or less into equilibrium after being in surplus in 1998.

Inventories with aluminum producers and on the London Metal Exchange (LME) decreased slightly to approximately 3,775 kt, equivalent to 10 weeks of consumption. These are expected to decline further by the end of 2000.

Ingot prices (LME three-month) were at $1,245/t at the beginning of 1999, then declined dramatically to a low of $1,159/t in March. However, prices improved substantially in the second half of 1999, climbing to a high of $1,655/t in December. The average LME price for the year was $1,388/t, almost unchanged from 1998.

WESTERN WORLD CONSUMPTION VS. ALCAN SALES

Alcan's total shipments increased 4.9% to 3.1 Mt. Ingot shipments rose 3.6% and fabricated products shipments increased 5.4%, reflecting the achievement of increased market share in a number of key segments. Higher volumes were offset by weak metal prices for the better part of the year, resulting in a slight decline in revenues. Revenues for 1999 were $7.3 billion, a decrease of 6% from the previous year.

* Defined as the world excluding the Commonwealth of Independent States (C.I.S.), Eastern Europe and China.

Transportation, the largest and fastest growing market for aluminum, increased by 9% to 7.9 Mt. This substantial increase is due in large part to the growing automotive sector, particularly in the United States, Canada and Mexico, where each country posted record highs for car production, as well as to aluminum's growing penetration into that sector. Alcan's revenues from the transportation market decreased by 0.5%, reflecting higher volumes but lower prices. This market accounted for 8% of its total revenues.

Consumption levels in the containers and packaging market grew slightly by 1.5% to 4.9 Mt. Demand for beverage can stock in North America and Europe was flat, but was compensated by stronger demand in Latin America, up 10.7% from the previous year. Alcan's revenues from the containers and packaging market increased by 2%, accounting for 47% of total revenues.

Demand from the building and construction sector grew by 2.4%, to 5.0 Mt. The sector started out the year on a strong note in the U.S., but abated somewhat later in the year as a result of higher mortgage rates. Demand rebounded from low levels in Asia, driven by strong economic growth in South Korea and tax incentives in Japan. Alcan's revenues from building and construction decreased by 2%, accounting for 15% of Company revenues.

The electrical market grew a healthy 4.2% to 2.4 Mt. Growth was almost entirely due to strong demand in the United States and Canada. Alcan's revenues from the electrical market increased by 1%, accounting for 10% of total revenues.

THE TRANSPORTATION SECTOR GREW 9%, DRIVEN BY STRONG AUTOMOTIVE DEMAND.

Demand from other markets, including machinery and equipment, and durable goods, grew by 1.2% to 6.8 Mt. Alcan's revenues from alumina and chemicals, which are also included in this category, declined in 1999, reflecting the sale of the Aughinish alumina refinery early in the year. Alcan's revenues from these other markets comprised 20%, the same proportion as in 1998.

(GRAPH)

1999 WESTERN WORLD ALUMINUM CONSUMPTION BY END-USE MARKET (27.1 MILLION TONNES)

ALCAN'S 1999 FABRICATED AND NON-ALUMINUM SALES BY MARKET (US$5.5 BILLION)

(PICTURE)

(CAPTION)

THE LIGHTWEIGHT DESIGN AND FUEL EFFICIENCY OF THE GM PRECEPT TECHNOLOGY DEMONSTRATION VEHICLE SHOWCASE THE GROWING IMPORTANCE OF ALUMINUM IN THE AUTOMOTIVE SECTOR.

RESULTS OF OPERATIONS

Alcan reported consolidated net income for 1999 of $460 million compared to $399 million in 1998 and $485 million in 1997.

While average metal prices were little changed, at an average LME three-month price of $1,388/t compared to $1,379/t in 1998, the trend was rising for most of 1999 from a low point of $1,159/t to end the year at $1,655/t. Both years were sharply lower than the $1,620/t that prevailed in 1997. This rising price trend in 1999 resulted in a temporary squeeze on product margins as there is a time lag in passing on price changes to customers. This lag varies from about one month for ingot products to over six months for certain can sheet contracts that are priced by reference to a retrospective ingot price. This lag had a favourable impact on product margins in 1998. Further increases in fabricated products sales volume as well as cost reductions had a favourable impact on earnings in 1999.

Also included in the results for 1999 are non-operating items totalling a net gain of $88 million after tax. These include gains on business disposals of $90 million, principally the sales of further shares in Nippon Light Metal Company, Ltd. (NLM) in Japan, the Company's pistons business in Germany, the building products business in France and property in the U.K.

In addition, there was a favourable tax adjustment of $31 million in Canada, relating to prior years, which was offset by rationalization costs of $33 million in a number of businesses. Moreover, the currency revaluation of deferred taxes resulted in a non-cash charge of $26 million.

In terms of Economic Value Added (EVA), the Company set for itself a target to be EVA positive (i.e. to earn an after-tax return in excess of its weighted average cost of capital) by the end of the year 2001 for its two business segments as follows:

(bullet) Alcan Primary Metal Group: at a LME three-month price of $1,380/tonne;

(bullet) Alcan Global Fabrication Group: at all times, irrespective of metal prices.

To achieve this EVA target, the Company needed to improve its 1998 profitability by $700 million pre-tax over a three-year period, in addition to the $300-million improvement achieved in 1997 and 1998. The Company is on schedule in its progress towards achieving that objective. Of the total of $1 billion, $275 million will arise from capacity-related projects, such as the Alma, Quebec, smelter and Pindamonhangaba (Pinda), Brazil, rolled products expansion. These projects are on schedule and their profit contributions are virtually assured by the end of the year 2001. Of the remaining $725 million, the Company has already taken actions which, on a cumulative basis, are contributing $462 million at an annual run rate.

(GRAPH)

1999 ECONOMIC VALUE ADDED (EVA) (ON A QUARTERLY BASIS)


(CAPTION)

AS WELL AS BENEFITING FROM HIGHER METAL PRICES, MUCH OF
THE IMPROVEMENT IN EVA ARISES FROM PRODUCTIVITY GAINS.

The remaining $263 million will be achieved by the end of 2001. The improvement in EVA is demonstrated in the chart on the preceding page, which shows EVA for each quarter of 1999. Although part of the improvement is attributable to rising metal prices, the Company would have had a positive EVA in the fourth quarter of 1999, even at its benchmark price of $1,380/tonne.

For the full year, EVA was $(111) million compared to $(285) million in 1998 and 1997. Although most of the improvement in 1999 over 1998 was due to changes in cost of capital and economic tax rates, the improvement in the trend during 1999 is expected to be sustained and to further improve in 2000 and 2001.

For 1998, there were a number of offsetting items totalling a net after-tax loss of $9 million. Losses at NLM of $53 million and restructuring costs elsewhere in Asia and Europe of $15 million were incurred. As a result of the sale, completed in early 1999, of the Company's alumina refinery in Ireland, the book value of that asset was written down to the level of the expected sale proceeds, resulting in an after-tax charge of $120 million. These charges were offset by gains on the sale of assets of $148 million after taxes, and a gain on currency revaluation of deferred income taxes of $31 million that resulted from the adoption of a new accounting standard.

The 1997 results included an extraordinary gain of $17 million arising from the sale of a portion of a contract to supply power to B.C. Hydro, net of additional write-downs of remaining Kemano Completion Project assets as well as other non-operating net gains of $6 million.

REVENUES

                                                            1999    1998   1997
                                                          ------   -----   -----
Sales and operating revenues
 (millions of US$)                                         7,324   7,789   7,777
Total aluminum shipments (kt)                              3,085   2,941   2,828
Average sales price
 realizations (US$/t)
   Ingot products                                          1,511   1,558   1,739
   Fabricated products                                     2,593   2,923   2,999
                                                           -----   -----   -----

Sales and operating revenues, at $7,324 million, were some 6% lower than the level of 1998 and 1997, despite higher volumes for both ingot and fabricated products, reflecting lower average price realizations. For ingot products, this reflects the time lag of approximately one month for changes in LME prices to be reflected in selling prices. For fabricated products, a similar, though generally longer, time lag applies and, in addition, realizations were affected by weaker European currencies against the dollar and changes in product mix that resulted from business divestments. The latter two factors, though reducing reported dollar realizations, had little impact on profit margins.

Other income, which comprises interest income and other non-operating gains, was $179 million in 1999 compared to $231 million in 1998 and $88 million in 1997. Other than interest received on cash and time deposits, the main items included here were gains on disposal of assets, which amounted to $110 million before taxes in 1999 and $156 million in 1998.

COSTS AND EXPENSES

Despite higher sales volumes, cost of sales and operating expenses fell by 6.3% in 1999 after an increase of only 1.2% in 1998. This improvement in unit costs reflects higher capacity utilization, cost reductions and a shift in product mix, offset in part by the increased volume of ingot purchases.


kt                                                     1999       1998      1997
--                                                   ------      -----     -----
Purchases of aluminum
  Ingot products                                        714        648       732
  Scrap                                                 538        535       482
  Fabricated products                                    45         44        40
                                                      -----      -----     -----
                                                      1,297      1,227     1,254
                                                      =====      =====     =====

Purchases of primary ingot increased in 1999 to support the higher level of fabricated products sales volumes, resulting in an increase in the cost of purchased metal.

Oil and caustic soda prices started the year at historically low levels but increased during the course of the year in line with the general tightening of commodity markets. The impact of oil price increases was not significant due to forward purchases.

Depreciation expense was $477 million compared to $462 million in the previous year and $436 million in 1997. The increase primarily reflects the start-up, in the second half of 1999, of the expansion of rolling capacity at Pinda in Brazil.

Total employment cost for 1999 was $1,514 million, a reduction of 5% from 1998. After adjustments for acquisitions, disposals and exchange rate variations, there was a 1% increase in employment costs, below the rate of inflation. This, combined with higher shipments, demonstrates the improvement in productivity.

Selling, administrative and general expenses, at $375 million, declined 16.3% from the 1998 level of $448 million and a similar level in 1997. This resulted from the savings arising from the reorganization implemented in the first half of the year as well as the divestment of businesses in France and Germany with relatively high levels of selling expense. As a percentage of sales, these expenses fell to 5.1%, an 11% improvement over 1998.

Research and development expenses were $67 million for 1999 compared to $70 million and $72 million in 1998 and 1997 respectively. Alcan's R & D activities are closely aligned with the needs of its core businesses, principally, raw materials, smelting and rolling. The Company is continuing to maintain a strong effort in developing sheet applications and technology for the automotive industry and is working closely with a number of automotive companies in this regard. In addition, opportunities for process optimization to improve EVA are continuing to be explored and implemented in all technology streams.

Other expenses were $127 million compared to $219 million in 1998 and $54 million in 1997. In 1999, this includes rationalization costs of $55 million. The 1998 figure includes the write-down of the Aughinish alumina refinery in anticipation if its sale, of $143 million before taxes.


INTEREST COSTS



(millions of US$)                                      1999       1998      1997
-----------------                                    ------      -----     -----
Interest expense                                         76         92       101
Interest capitalized                                     41         15         2
                                                     ------      -----     -----
Total interest costs                                    117        107       103
Effective average interest rate                        6.9%       6.7%      6.7%
                                                     ======      =====     =====

Alcan's interest expense declined 17% in 1999 following a 9% decline the year earlier. Total interest rose $10 million as a result of higher average debt during the year. In 1999, $41 million of interest was capitalized, compared to $15 million in 1998, relating to the Pinda, Brazil, and Alma, Quebec, projects. Interest is no longer being capitalized on the Pinda project, which was commissioned during the year. The Alma project will commence production late in 2000, at which time interest will cease to be capitalized and interest expense will increase. The pre-tax interest expense coverage ratio was
5.5 times in 1999 compared to 6.3 times in 1998 and 7.4 times in 1997.

INCOME TAXES

Income taxes of $211 million for 1999 represent an effective rate of 31%, compared to 32% in 1998 and 1997. This compares to a composite statutory rate of 40.4%. In 1999, the difference in the rates is due primarily to prior years' tax adjustments, reduced rate or exempt items and investment and other allowances. Similar factors accounted for the difference in rates in 1998 and 1997. In addition, a non-cash loss of $26 million was recorded on the currency revaluation of deferred tax balances, due to the stronger Canadian dollar. In 1998, a gain of $31 million for currency revaluation was recorded.

EQUITY COMPANIES

Alcan no longer has equity-accounted affiliates which have a material impact on its financial performance. In 1998, Indian Aluminium Company, Limited (Indal) became a consolidated subsidiary and the residual holding in NLM, Japan, a portfolio investment. For 1998, Alcan's share of losses of equity-accounted companies was $48 million compared to $33 million in 1997.

OPERATING SEGMENT REVIEW

The following information is reported by major operating segment, viewing each segment on a stand-alone basis. Transactions between segments are conducted on an arm's-length basis and reflect market prices. Thus, income from primary metal operations includes profit on metal produced by the Company, whether sold to third parties or used in the Company's fabricating operations. Income from the fabricated products sector represents only the fabricating profit from rolled products and downstream businesses. Additional operating segment information is presented in note 24 to the financial statements.

PRIMARY METAL GROUP

(Millions of US$)                                 1999       1998      1997
                                                 ------     ------    ------
Sales and operating revenues
  Third parties                                   1,689      1,813     2,023
  Intersector                                     1,317      1,405     1,486
Operating income                                    325        402       666
                                                 ------     ------    ------
Shipments - third-parties (kt)
  Smelter - grade alumina                         1,153      1,641     1,679
  Alumina chemicals                                 467        433       399
  Primary aluminum                                  667        648       661
Shipments - intersector (kt)
  Primary aluminum                                  892        904       867
                                                 ------     ------    ------
Production (kt)
  Alumina hydrate                                 3,991      5,013     4,727
  Primary aluminum                                1,518      1,481     1,429
                                                 ------     ------    ------

Profits from this sector declined 19% from the 1998 level reflecting lower realized prices, rationalization, pre-operating and closure costs and the sale of the Aughinish alumina refinery in Ireland. Although the average LME aluminum price was little changed in 1999 compared to 1998, the time lag in passing on price changes to customers, of approximately one month for metal and three months for alumina, resulted in realized prices being lower. Rationalization costs of $38 million before tax, relating to a number of operations as well as pre-operating costs for Alma and closure costs at the Isle-Maligne, Quebec, smelter, also contributed to the reduction in 1999 operating income.

BAUXITE

In 1999, Alcan adopted the Australasian Code for Reporting of Mineral Resources and Ore Reserves, an internationally accepted reporting standard. On this basis, Alcan's current proven ore reserves are estimated to be 254 Mt and measured mineral resources are estimated to be 208 Mt. The Company has more than sufficient bauxite to meet its needs for the next 23 years.

In February 1998, Alcan entered into a bauxite mining and exchange agreement with Comalco Limited, an Australian company, for the development of its Ely bauxite reserves in Australia. In 1999, the fieldwork defining the Ely reserves was completed. Commencing in 2000, shipments of bauxite will be made to the Queensland Alumina Limited (QAL) refinery, providing Alcan with a lower cost source of bauxite.

ALUMINA

At the end of February 1999, the sale of the Aughinish alumina refinery in Ireland to Glencore AG of Switzerland was completed.

Alumina hydrate production reached 4.0 Mt in 1999, an 8% increase over 1998, excluding the impact of the Aughinish sale. For the third consecutive year, a new record for hydrate production was established. Third-party sales of 1.2 Mt declined from the 1998 level primarily due to the disposal of the Aughinish refinery. Production costs (net of bauxite profits) continue to be lowered as part of the Full Business Potential program and, for 1999, were 22% lower than the 1996 base year for that program.

In May 1998, Alcan acquired a 20% interest in the proposed Utkal alumina project in Orissa, India. During 1999, an additional 15% interest in this joint venture was acquired, bringing Alcan's direct interest to 35% and, in addition, 54.6%-owned Indal has a 20% interest in the enterprise. This project consists of a one-million tonne integrated alumina plant with a potential for further capacity expansion. This plant has the potential to be the world's lowest cost producer. The detailed feasibility study and most of the environmental clearances, licenses, land acquisitions and shareholders' agreements have been completed. A decision regarding the commencement of construction is expected by mid-2001. The anticipated start of operations would be early 2005.

(PICTURE)

(CAPTION)

 CUTTING-EDGE TECHNOLOGY
 WILL BE EMPLOYED AT THE
     US$1,8-BILLION,
  375,000-TONNE CAPACITY
     SMELTER IN ALMA,
  QUEBEC, WHICH IS RIGHT
 ON SCHEDULE FOR START-UP
      IN LATE 2000.

A $105-million modernization program announced in December 1998 for the alumina plant in Jonquiere, Quebec, is progressing on schedule and within cost budgets. This modernization is expected to be completed in 2002-2003 and will result in a leaner, more productive workforce, improved operating efficiencies and better environmental, health and safety working conditions.

CHEMICALS

Operating income in 1999 was lower than in prior years. Considerable improvement was reported in the North American operations as continued progress was made on shifting Alcan's position to specialty alumina chemicals. However, losses from European operations, caused by depressed prices, more than offset the gains made by the North American division. A restructuring initiative was announced in the last quarter of 1999 and resulted in a 20% reduction of the European workforce by year-end. In June 1999, Alcan concluded the sale of its Canadian alum business in accordance with its strategy to focus on specialty alumina chemicals.

PRIMARY ALUMINUM

Primary aluminum production increased 2.5% in 1999 to 1,518 kt. The accelerated closure of the Isle-Maligne smelter in Quebec, which reduced production by 27 kt in the year, was offset by the consolidation of Indal for the full year (29 kt), as well as increased efficiencies. Profits from this segment arise not only from third-party sales but also from the sale of metal at market prices to the Company's own fabricating operations. Intersegment shipments increased further in 1999 reflecting higher demand from Alcan's North American fabricating operations.

Alcan continues to have 134 kt/y of production capacity temporarily idled, representing 8% of its capacity. This capacity will be restarted only when warranted by industry conditions. The remaining 25 kt of annual capacity at Isle-Maligne will be closed during 2000 as will a small 8-kt smelter at Kinlochleven in the U.K. In India, a decision was made to permanently close the 66-kt smelter at Belgaum, which had been idle for over two years due to lack of affordable power.

Almost all smelter production is in value-added form, such as sheet ingot, extrusion billet and foundry alloy ingot. Despite improving business conditions in Asia, it remained necessary to divert ingot production to feed the strong growth in demand in the North American market, where sales records were set in 1999 for extrusion billet and foundry alloy. Alcan's automotive strategy was supported by production from a number of North American smelters and a strong automotive market has been developed for the new Alma smelter. Increased sales have been facilitated by a new foundry ingot casting facility at the Sebree, Kentucky, smelter and an extrusion scrap recycling facility will be operational in 2000. The average realized price on third-party sales of primary ingot was $1,569/t compared to $1,618/t in 1998 and $1,803/t in 1997.

Alcan's average cost of production of primary aluminum (mainly in the form of sheet ingot and extrusion billet), including alumina at market prices, was $1,275/t compared to $1,327/t in 1998 and $1,352/t in 1997. Hot metal costs continue to benefit from the initiatives undertaken as part of the Full Business Potential program and are now some 8% below the level of the 1996 base year.

Construction of the new $1.8-billion, 375-kt/y smelter and casting centre in Alma, Quebec, is proceeding on schedule and in line with budget. The total investment includes an additional $136 million for a casting centre to produce value-added ingot products for the automotive and electrical markets. The first metal will be produced in late 2000 and full capacity will be reached by the middle of 2001. The Alma smelter will employ state-of-the-art technology and is one of the lowest-cost greenfield smelter projects in the world.

FABRICATED PRODUCTS OPERATIONS

(Millions of US$)              1999       1998     1997
                              ------     -----    -----
Sales and operating revenues

     Third parties             5,607     5,963    5,737
     Intersector                  34        --       --
Operating income                 301       231      209
                               -----     -----    -----
Shipments (kt)                 1,911     1,823    1,694
Fabrication of
     customer-owned metal        315       289      276
Total volume                   2,226     2,112    1,970
                               -----     -----    -----

Alcan's fabricated products volume, including fabrication of customer-owned metal, grew 5% in 1999 to a record level of 2.2 Mt, consolidating growth of 7% and 10% in 1998 and 1997 respectively. This represents a substantial increase in market share in the Company's chosen segments, while divesting non-core businesses. Improved profitability, despite the impact of a time lag in passing on metal price increases, is the result of increased volumes and cost reductions.

ROLLED PRODUCTS

                               1999       1998     1997
                              -----      ------   -----
Shipments (kt)                1,713      1,604    1,476
Fabrication of
  customer-owned metal          315        289      276
Total volume                  2,028      1,893    1,752
                              -----      -----    -----
Average price
  realizations (US$/t)        2,387      2,599    2,637


Alcan continues to consolidate its position of leadership in rolled products markets in North and South America and Europe following capacity expansions and modernization in recent years and, through its acquisition in South Korea, has established a platform for growth in Asian markets.

The decline in the average price realized on shipments of rolled products reflects the time lag in passing on changes in metal prices in a rising market in 1999 compared to a declining market in 1998. In addition, realizations on sales denominated in European currencies declined in dollar terms in 1999 as the Euro weakened against the U.S. dollar. In 1998, European currencies generally strengthened against the dollar.

Alcan's North American rolled products operations achieved another record shipment year with a 3% increase over 1998. Reduced exports following the Brazilian economic crisis were offset by strong North American industry demand, which resulted in growth of some 5% in Alcan's shipments in North America. Alcan's can sheet shipments exceeded the record level reached in 1998, despite a small decline in industry can shipments. Gains in industrial sheet products (14% year-over-year) earned additional market participation. Shipments to distributors were up sharply, totalling a 20% increase over 1998 levels, following a 22% increase in 1998. During the year, Alcan initiated a $46-million upgrade project at Kingston Works in Ontario, which will enable increased participation in the distribution and automotive sheet markets beginning in the second half of 2000. In light gauge products, shipments increased 7% against an estimated industry growth rate of 5%.

(GRAPH)

ALUMINUM SHIPMENTS AND PURCHASES

(CAPTION)

INCREASED SHIPMENTS OF PRIMARY AND FABRICATED PRODUCTS OUTSTRIPPED PRIMARY PRODUCTION LEADING TO HIGHER METAL PURCHASES.

In Europe, demand was flat overall in 1999, although the second half of the year showed a recovery from the declining demand experienced in the first half. This pattern was mirrored in Alcan's shipments, which showed good year-over-year increases in the second half. During the year, supply chain planning and bottleneck management across the system led to improved customer service. Lean manufacturing concepts have been introduced to the supply chain, including the deployment of Kaizen and other methodologies to reduce lead times from order to delivery. These initiatives have led to substantial operating improvements throughout European operations and a resultant improvement in profitability and EVA.

In South America, the economic crisis in Brazil at the beginning of the year had a severe impact on the first quarter but conditions steadily improved as the year progressed. Shipments were up 18% over the previous year as new capacity from the Pinda rolling mill expansion began to come on stream towards the end of the year. Customer qualification trials are substantially complete and commercial shipments have begun. Utilization is expected to approach 80% of capacity by the end of 2000.

In Asia, operations in Malaysia and Thailand continue to improve as their markets recover from the economic downturn. In India, faced with competitive market conditions, Indal focussed its activities on high value-added products. During 1999, Alcan acquired an interest in Alcan Taihan Aluminum Limited in South Korea for $129 million and the assumption of $58 million in debt. This 56%-owned subsidiary, operated by Alcan, has a modern, high-quality rolling mill capable of producing first tier products. It currently produces approximately 100 kt/y of rolled products for the domestic market but it is intended to grow output towards its capacity of 300 kt/y and to export throughout the region.

FABRICATING OPERATIONS IN EUROPE ACHIEVED SUBSTANTIAL PROGRESS IN APPLYING LEAN MANUFACTURING CONCEPTS.

AUTOMOTIVE

The year 1999 saw further advances for Alcan's automotive sheet business, with sales of closure sheet more than double the 1998 level. Alcan's proprietary alloy 6111 has rapidly become the North American standard and has been placed in applications on 8 million vehicles over the past five years. Demand for aluminum closures and structures is driven by the material's proven ability to reduce weight without compromise to safety and performance. Reduced vehicle weight translates into improved fuel economy and a significant reduction in harmful CO2 emissions.

Not only were volume and penetration records set in 1999, but major milestones in strategic alliances, program commitments and industry leadership were also attained. Alcan Global Automotive Products secured, in January 2000, a long-term metal supply agreement with Ford Motor Company providing a stable source of supply for Ford and a volume commitment to Alcan for both foundry ingot and sheet products. This, together with the 1998 strategic alliance with General Motors, will underpin Alcan's leadership position in North America.

(PICTURE)

(CAPTION)

CONTINUING HIGH LEVELS OF HOUSING STARTS COUPLED WITH INCREASED COMMERCIAL CONSTRUCTION PAVED THE WAY FOR INCREASED SALES OF INSULATED CABLE.

OTHER FABRICATED PRODUCTS

                                                        1999     1998     1997
                                                       -----    -----    -----
Shipments (kt)                                           198      219      218
                                                       -----    -----    -----
Average price
 realizations (US$/t)                                  4,282    5,292    5,445
                                                       =====    =====    =====

The reduction in shipments and average price realizations in 1999 reflects the divestment in the first half of the year of the Company's pistons business in Germany and building systems business in France.

In North America, shipments of Alcan Cable products increased nearly 5% in 1999, continuing the positive trend of the past four years. Continuing high levels of housing starts coupled with increased commercial construction paved the way for increased sales of insulated cable. Sales of bare transmission and distribution cables for high voltage power supply were also strong throughout 1999. Benefiting from the 1998 addition of capacity, Alcan Cable established a new record for aluminum strip sales.

Increased sales, together with the implementation of cost reduction programs, helped to offset the impact on profitability from a highly competitive market environment during 1999, due to depressed copper prices.

In Brazil, long-term agreements with key flexible packaging customers and substantial reductions in working capital contributed to improved earnings.

RECYCLING ACTIVITIES

Alcan's aluminum can recycling operations in the United States increased throughput to establish a new record of 21.6 billion Used Beverage Cans (UBCs). This represents an estimated one-third the number of aluminum beverage cans recycled by Americans in the year. Early in 1999, Alcan Sheet Products completed the divestment of a non-core secondary recycling facility in Tennessee primarily devoted to the die cast foundry market.

In 1998, Alcan commissioned a UBC recycling plant at Pinda in Brazil, the first of its kind in South America. Today, Alcan remelts and processes 27% of the aluminum cans recycled in Brazil, and along with metal received from a third-party recycler, casts 50% of the UBCs recycled in Brazil.

(PICTURE)

(CAPTION)

AN ESTIMATED ONE-THIRD OF ALUMINUM USED BEVERAGE CANS RECYCLED BY AMERICANS WERE PROCESSED AT ALCAN PLANTS, SUCH AS THIS ONE IN OSWEGO, NEW YORK.

GEOGRAPHIC REVIEW

Economic conditions gradually improved during 1999 as the recovery in Southeast Asia gathered pace, South America improved from the first quarter downturn and most European economies improved in the second half. North American demand remained strong and Japan's decline was arrested.

Net income data included in this Geographic Review relate to Alcan's operations in each region, whereas the shipment data are classified according to third-party customer location.

CANADA

(Millions of US$)                                   1999      1998      1997
-----------------                                   ----      ----      ----
Net income*                                          111       133       245
Net income excluding
  special items*                                     105       103       219
                                                    ----      ----      ----
Shipments (kt)
  Ingot products                                     134       110       101
  Fabricated products                                122       115       110
                                                    ====      ====      ====

[FN]
* NET INCOME IN 1997 IS BEFORE EXTRAORDINARY GAIN. SPECIAL ITEMS INCLUDE: 1999 GAIN ON BUSINESS SALE, RATIONALIZATION COSTS AND PRIOR PERIOD TAX ADJUSTMENT, 1998 CURRENCY REVALUATION OF DEFERRED INCOME TAXES AND GAIN ON SALE OF A BUSINESS, 1997 PRIOR PERIOD TAX ADJUSTMENTS.

Operating earnings from Canadian operations, principally primary metal and alumina, declined in 1999 due to lower aluminum ingot realizations more than offsetting cost reductions achieved.

The Canadian economy continued to grow and aluminum demand increased an estimated 6%, led by strong automotive demand for castings.

The 375-kt/y Alma smelter project in Quebec, commenced in 1998, is on schedule for start-up in late 2000.

UNITED STATES

(Millions of US$)                                   1999      1998      1997
-----------------                                  -----     -----     -----
Net income                                           178       144       136
Net income excluding
  special items                                      178       144       136
                                                    ----      ----      ----
Shipments (kt)**
  Ingot products                                     413       388       379
  Fabricated products                              1,081     1,016       905
                                                   =====     =====      ====

[FN]
** INCLUDES FABRICATION OF CUSTOMER-OWNED METAL.

The increasing trend in U.S. net income reflects continued improvements in profitability of the fabricated products business due to increased volumes and lower unit costs. These businesses all generated positive EVA in 1999.

The U.S. economy remained strong but some slowing of the growth rate is anticipated for 2000 as interest rates are expected to increase in an effort to cool the economy. Aluminum consumption rose 6.8% led by the transportation and electrical sectors.

Despite anticipated slowing in the U.S. economy, Alcan's fabricated products operations are expecting strong shipments in 2000.

(GRAPH)

1999 ALUMINUM SHIPMENTS BY REGION

(CAPTION)

WITH NEW INVESTMENTS IN SOUTH AMERICA AND ASIA, ALCAN WILL CONTINUE TO PARTICIPATE IN HIGH-GROWTH MARKETS WITH FIRST-TIER ROLLING CAPABILITY ON FOUR CONTINENTS.

SOUTH AMERICA

(Millions of US$)          1999     1998     1997
-----------------          ----     ----     ----

Net income                   5       13       27
Net income excluding
  special items*             5       13       17
                           ---      ---      ---
Shipments (kt)
  Ingot products            17       26       27
  Fabricated products      150      162      146
                           ---      ---      ---


[FN]
* SPECIAL ITEMS INCLUDE 1997 GAIN ON SALE OF BUSINESS.

Operating results in 1999 were affected by the impact of the economic crisis early in the year as well as depreciation and start-up costs for the Pinda expansion.

In Brazil, the substantial devaluation of the domestic currency in January triggered a sharp downturn in demand and a temporary cessation of can sheet shipments. Aluminum demand, for the year as a whole, declined by just 5% as the subsequent recovery was much stronger than previously expected. Further improvements are anticipated in 2000.

The Pinda rolling mill expansion was completed some three months ahead of schedule and achieved a remarkable 7.5 million construction hours without a lost-time accident. Customer qualification trials are substantially complete and commercial shipments have begun.

EUROPE

GDP growth in the European Union 15 countries was a little over 2% in 1999, slightly lower than the previous year. Economic activity picked up in the second half of the year following the slowdown at the end of 1998 and early 1999.

Operating profits and net income from the European fabricating businesses showed an increase in 1999 mostly due to the benefits of Alcan's Full Business Potential program underway across Europe, but this was offset by lower earnings from primary operations. The fabricating business has been restructured on a product line basis, following which the focus is on improving operating performance.

GERMANY

(Millions of US$)          1999     1998     1997
-----------------          ----     ----     ----

Net income                   30        7       --
Net income excluding
  special items*              5       10       --
                            ---      ---      ---
Shipments (kt)**
  Ingot products             21       19       10
  Fabricated products       187      180      183
                            ---      ---      ---


[FN]
* SPECIAL ITEMS INCLUDE 1999 GAIN ON SALE OF BUSINESS, 1998 RATIONALIZATION
  COSTS.

** INCLUDES FABRICATION OF CUSTOMER-OWNED METAL.

Alcan's fabricating operations in Germany remain EVA-negative, but are expected to improve as the benefits of operational improvement are realized. Sales into the German market increased some 4% in 1999.

(PICTURE)

(CAPTION)

THE FULL BUSINESS POTENTIAL PROGRAM LED TO INCREASED OPERATING PROFITS AND NET INCOME FROM EUROPEAN FABRICATING BUSINESSES. SHOWN HERE IS RORSCHACH WORKS, SWITZERLAND.

UNITED KINGDOM

(Millions of US$)                                1999     1998     1997
                                                ------   ------   ------
Net income                                          18        2       22
Net income excluding  special items*                 6        8       22
                                                ------   ------   ------
Shipments (kt)**
  Ingot products                                    19       25       25
  Fabricated products                              135      151      152
                                                ------   ------   ------

[FN]
* SPECIAL ITEMS INCLUDE 1999 GAIN ON SALE OF PROPERTY AND RATIONALIZATION COSTS AND 1998 RATIONALIZATION COSTS.
**   INCLUDES FABRICATION OF CUSTOMER-OWNED METAL.

Operating earnings in the U.K. continue to be depressed. The loss-making alumina chemicals business was affected by depressed prices and the strength of sterling against the Euro. Rationalization costs were also incurred to reduce total employment. Metal shipments into the U.K. market declined and were close to the 1997 level.

OTHER EUROPE

(Millions of US$)                                1999     1998     1997
                                                ------   ------   ------
Net income                                          16      (98)      33
Net income excluding special items*                  8       25       33
                                                ------   ------   ------
Shipments (kt)**
  Ingot products                                    69       64       71
  Fabricated products                              386      366      391
                                                ------   ------   ------

[FN]
* SPECIAL ITEMS INCLUDE 1999 GAINS ON BUSINESS DISPOSALS AND 1998 WRITE-DOWN OF ASSETS AND RATIONALIZATION COSTS.
**  INCLUDES FABRICATION OF CUSTOMER-OWNED METAL.

The decline in earnings resulted primarily from the sale of the alumina refinery in Ireland in January 1999. Shipments into the rest of Europe increased 20 kt but remained below the 1997 level.

ASIA AND PACIFIC

(Millions of US$)                                1999     1998     1997
                                                ------   ------   ------
Net income                                          82      117       (1)
Net income excluding special items*                 43        8       29
                                                ------   ------   ------
Shipments (kt)
  Ingot products                                   186      196      245
  Fabricated products                              161      119       76
                                                ------   ------   ------

[FN]
* SPECIAL ITEMS INCLUDE: 1999 AND 1998 GAIN ON SALE OF NLM SHARES, 1998 AND 1997 CONSTRUCTION CONTRACT LOSSES AND RATIONALIZATION EXPENSES.

Shipments of ingot products declined in 1999, due to the slow pace of recovery in key markets and to the constrained supply resulting from a strong demand in North America. Fabricated products increases reflect the consolidation of Indal for the full year 1999 and an acquisition in South Korea. Net income for the region includes the consolidation of Indal from the middle of 1998.

In order to promote future growth and to streamline fabrication operations, a 56%-owned subsidiary -- Alcan Taihan Aluminum Limited -- has been formed in South Korea. The new company, with modern rolling assets, will serve the growing market for aluminum rolled products throughout the Asia/Pacific region.

With financial and corporate restructuring efforts taking place, 1999 saw Asian economies come back to life. However, economic recovery in Japan has lagged behind other Asian countries. The Southeast Asian countries registered in 1999 gradual and visible economic recovery. As a result, demand increased by 2.8% in the region, following the previous year's decline of more than 13%.

(PICTURE)
(CAPTION)

THE GROWING MARKET FOR ALUMINUM ROLLED PRODUCTS WILL BE SERVED BY ALCAN TAIHAN ALUMINUM LIMITED IN SOUTH KOREA, USING MODERN FACILITIES SUCH AS THIS FOUR-HIGH, NON-REVERSING COLD ROLLING MILL.

In India, domestic demand increased an estimated 6% to 7% but competition was severe due to overcapacity. Indal's strategy was increasing volumes in alumina, a focus on high value-added products in the fabricated segments and an emphasis on cost reductions, recoveries and efficiencies for better margins. Alcan's Southeast Asian operations continue to face a difficult competitive environment and to focus on restructuring and cost reduction. In Australia, earnings from raw materials operations declined due to lower alumina prices.

OTHER AREAS


  (Millions of US$)                         1999        1998         1997
                                            ----        ----         ----
  Net income                                  33          39           35
  Net income excluding
    special items*                            35          41           35
                                            ----        ----         ----
  Shipments (kt
    Fabricated products                        4           3            7
                                            ----        ----         ----

* SPECIAL ITEMS INCLUDE 1999 RATIONALIZATION EXPENSES, 1998 LOSS ON SALE OF BUSINESS.

Activities in other areas include bauxite and alumina operations in Jamaica, Guinea and Ghana, and trading, shipping and insurance activities in Bermuda. Alcan also sells products in other parts of the world such as the Middle East and Africa.

LIQUIDITY AND CAPITAL RESOURCES

OPERATING ACTIVITIES

Cash generation in 1999 was $157 million better than 1998 reflecting higher earnings and higher tax deferrals in the year. Calculated by taking the net income for the year and adding back depreciation and deferred income taxes, cash generation was $1,047 million compared to $890 million in 1998 and $913 million in 1997.

Net operating working capital was reduced by $239 million in 1999 compared to increases of $106 million in 1998 and $125 million in 1997. Despite higher metal prices at year-end, substantial improvements in inventory turnover and receivables days outstanding contributed to the improvement in addition to higher payables resulting from the Alma project.

INVESTMENT ACTIVITIES

Capital investment in the year was $1.3 billion, an increase from the previous two years, which were $877 million and $641 million, respectively. On an ongoing basis approximately $450 to $500 million is required annually to maintain the integrity and competitiveness of the Company's assets. Additional investment during 1999 principally comprised the Alma smelter project in Quebec, the remaining expenditure on the rolling expansion in Brazil and the acquisition of a controlling interest in a rolling mill in South Korea.

(GRAPH)

CASH FLOWS

(CAPTION)

STRONG CASH FLOW FROM OPERATING ACTIVITIES AND PROCEEDS
FROM ASSET DISPOSALS FINALES THE CAPITAL INVESTMENT
PROGRAM IN 1999.

In 2000, total investment is anticipated to be approximately $1.25 billion including, in addition to projects to maintain existing assets, the completion of the Alma smelter construction.

Disposal of assets in 1999 mainly comprised the sale of further shares in NLM, Japan, the Aughinish alumina refinery in Ireland, fabricating operations in Germany and France, and a recycling facility in Tennessee.

FINANCING ACTIVITIES

Alcan reduced borrowings in 1999 by $289 million. At the end of 1999, total borrowings fell to $1.5 billion compared to $1.8 billion in 1998. The debt-to-equity level improved to 21:79 compared to 24:76 at the end of 1998.

In July of 1999, the Company called $132 million of the 9.625% sinking fund debentures due in 2019. In December, the $100 million 7.25% Alcan Aluminum Corporation debentures matured and were repaid. Other debt repayments during the year totalled $57 million, net.

In January 2000, $100 million 9.5% debentures were redeemed at a price of 103.5%.

Alcan purchased 8.8 million common shares for $219 million in 1999 under its normal course issuer bid program that terminated on September 28, 1999. During the twelve-month period that the program was in place, Alcan purchased a total of 10.6 million shares at a cost of $265 million.

The quarterly common share dividend remained at 15 cents per common share in 1999. Total dividends paid to common shareholders were $131 million in 1999 compared to $136 million in 1998. Dividends paid to preference shareholders were $9 million in 1999 and $10 million in 1998.

Cash and time deposits totalled $315 million at the end of 1999 compared to $615 million at the end of 1998. The Company continues to have a $1-billion global, multi-year and multi-currency credit facility with a syndicate of major international banks. At December 31, 1999, no funds had been borrowed under this facility and the full amount continues to be available, aside from $30 million allocated to back up outstanding commercial paper. The Company's investment grade rating also provides Alcan with access to global capital markets through the issuance of debt and equity instruments.

The Company expects that cash generated from operations, combined with the above resources, will be more than sufficient to meet the cash requirements of operations, planned capital expenditures and dividends. In addition, ready access to capital markets should provide adequate liquidity to meet unforeseen events.

MERGER WITH PECHINEY AND ALGROUP

In August 1999, Alcan announced its intention to merge with Pechiney of France and algroup of Switzerland. The transaction is to be executed by means of exchange offers of Alcan shares for those of Pechiney and algroup. Assuming full acceptance, the merged company, provisionally referred to as A.P.A., will be owned 44% by Alcan shareholders, 29% by Pechiney shareholders and 27% by algroup shareholders. Following the exchange offers, approximately 500 million A.P.A. shares will be outstanding. The proposed merger is currently undergoing reviews by competition authorities in Europe and the United States.

(GRAPH)

TOTAL BORROWINGS AND EQUITY (AT YEAR-END)

(CAPTION)

ALCAN'S BORROWINGS-TO-EQUITY RATIO CONTINUED ITS IMPROVING
TREND TO REACH THE LOWEST LEVEL IN DECADES.

ENVIRONMENTAL MATTERS

Alcan is committed to the continued environmental improvement of its operations and products. The Company has devoted, and will continue to devote, significant resources to control air and water pollutants, to dispose of wastes and to remediate sites of past waste disposal. Alcan estimates that annual environment-related spending, both capital and expense, will average about $165 million per year over the next several years and is not expected to have a material effect on its competitive position. While the Company does not anticipate a material increase in the projected level of such expenditures, there is always a possibility that such increases may occur in the future in view of the uncertainties associated with environmental exposures, including new information concerning sites with identified environmental liabilities and changes in laws and regulations and their application.

Included in total operating costs and expenses for the year are amounts for safeguarding the environment and improving working conditions in plants. In 1999, such expenses totalled $84 million. This amount was largely for costs associated with reducing air emissions and mitigating the impact of waste and by-products. In 1997 and 1998, these expenses totalled $88 million and $91 million, respectively.

Included in capital spending in 1999 was $85 million for environment-related projects. Such spending was largely on equipment designed to reduce or contain air emissions generated by Alcan plants. Spending in 1997 and 1998 was $84 million and $71 million, respectively. These actions have led to reductions in PAHs (Polycyclic Aromatic Hydrocarbons) of up to 80% since the mid-1980s at installations that employ Soderberg technology, such as Arvida Works in Jonquiere, Quebec. They have also contributed to reductions of up to 60% in the emission of global warming gases, including PFCs (Polyfluorocarbons), at smelters such as Grande-Baie, Quebec.

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

FOREIGN CURRENCY EXCHANGE

Exchange rate movements, particularly between the Canadian dollar and U.S. dollar, have an impact on Alcan's results. For example, on an annual basis, each US$0.01 permanent change in the value of the Canadian dollar has an after-tax impact of approximately $11 million on the Company's long-term profitability. Alcan benefits from a weakening in the Canadian dollar, but, conversely, is disadvantaged if it strengthens.

In 1999, the Company revised its currency risk management strategy for its ongoing Canadian dollar operating cost exposure. The Company used to hedge a portion of such ongoing Canadian dollar requirements for future periods up to a maximum of three years. This deferred the impact of changes in exchange rate, without adding value over the longer term. The Company no longer hedges these exposures, thus eliminating the cost of hedging instruments and program administration. This change in approach does not affect the Company's hedging of its Canadian dollar capital commitments for the construction of the new smelter at Alma, Quebec.

For further details, refer to note 18 of the financial statements.

From the beginning of 1998, following a change to the accounting standards of the Canadian Institute of Chartered Accountants on accounting for income taxes, the Company's deferred income tax liability is translated into U.S. dollars at current rates. The resultant exchange gains or losses are included in income. The impact of a US$0.01 movement in the value of the Canadian dollar on deferred income taxes is approximately $6 million. During 1999, a loss of $26 million was recorded in this regard, compared to a gain of $31 million in 1998.

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

For further details, refer to note 18 of the financial statements.

THE YEAR 2000 ISSUE

No Alcan operating location has experienced a material disruption to planned production levels caused by a Year 2000-related problem associated with its systems hardware and related software used in business applications or manufacturing processes. Information received subsequent to December 31, 1999, from suppliers and customers indicates that no major supplier or customer has experienced a Year 2000-related disruption that could have a significant impact on Alcan.

In view of the complexities and unknown factors associated with the Year 2000 problem it is possible that problems may still arise subsequent to December 31, 1999. However, Alcan believes that based on the performance of its operating locations to date and information from customers and suppliers, the possibility that Alcan will experience material interruptions in normal operations is minimal.

Costs of Alcan's Year 2000 program are expensed as incurred and are estimated at less than $50 million. Costs from the beginning of the project to December 31, 1999, were $45 million.

The information contained in this Year 2000 update is a "Year 2000 Readiness Disclosure" under the Year 2000 Information and Readiness Disclosure Act of 1998.

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

RESPONSIBILITY FOR THE ANNUAL REPORT

Alcan's management is responsible for the preparation, integrity and fair presentation of the financial statements and other information in the Annual Report. The financial statements have been prepared in accordance with generally accepted accounting principles in Canada and include, where appropriate, estimates based on the best judgement of management. A reconciliation with generally accepted accounting principles in the United States is also presented. Financial and operating data elsewhere in the Annual Report are consistent with that contained in the accompanying financial statements.

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



/s/ Jacques Bougie                          /s/ Suresh Thadhani
----------------------------                ---------------------------
Jacques Bougie,                             Suresh Thadhani,
Chief Executive Officer                     Chief Financial Officer
February 10, 2000

OECD GUIDELINES

The Organization for Economic Cooperation and Development (OECD), which consists of 29 industrialized countries including Canada, has established guidelines setting out an acceptable framework of reciprocal rights and responsibilities between multinational enterprises and host governments. Alcan supports and complies with the OECD guidelines, and the Company's own statement, Alcan, Its Purpose, Objectives and Policies, is consistent with them. To that original document, a Code of Conduct was added in 1996 to reinforce it with more detailed guidelines.



AUDITORS' REPORT

TO THE SHAREHOLDERS OF ALCAN ALUMINIUM LIMITED

We have audited the consolidated balance sheets of Alcan Aluminium Limited as at December 31, 1999, 1998 and 1997 and the consolidated statements of income, retained earnings and cash flows for each of the years in the three-year period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1999, 1998 and 1997 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1999 in accordance with Canadian generally accepted accounting principles.



                                        /s/ PricewaterhouseCoopers LLP
                                        -------------------------------
PricewaterhouseCoopers LLP              Montreal, Canada
Chartered Accountants                   February 10, 2000

                       CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF INCOME (IN MILLIONS OF US$, EXCEPT PER SHARE AMOUNTS)

YEAR ENDED DECEMBER 31                                          1999             1998              1997
                                                             -------          -------           -------
REVENUES
Sales and operating revenues                                 $ 7,324          $ 7,789           $ 7,777
Other income (notes 10 and 11)                                   179              231                88
                                                             -------          -------           -------
                                                               7,503            8,020             7,865
                                                             =======          =======           =======
COSTS AND EXPENSES

Cost of sales and operating expenses                           5,695            6,076             6,005
Depreciation (NOTE 2)                                            477              462               436
Selling, administrative and general expenses                     375              448               444
Research and development expenses                                 67               70                72
Interest                                                          76               92               101
Other expenses (NOTES 6, 10 AND 11)                              127              219                54
                                                             -------          -------           -------
                                                               6,817            7,367             7,112
                                                             =======           ======           =======
Income before income taxes and other items                       686              653               753
Income taxes (NOTES 3 AND 7)                                     211              210               248
                                                             -------          -------           -------
Income before other items                                        475              443               505
Equity loss (NOTE 9)                                             (1)             (48)               (33)
Minority interests                                              (14)                4                (4)
                                                             -------          -------           -------
Net income before extraordinary item                         $   460          $   399           $   468
Extraordinary gain (NOTE 4)                                       --               --                17
                                                             -------          -------           -------
Net income                                                   $   460          $   399           $   485
Dividends on preference shares                                     9               10                10
Net income attributable to common shareholders               $   451          $   389           $   475
                                                             =======          =======           =======
Net income per common share before
   extraordinary item (NOTE 2)                               $  2.06          $ 1 .71           $  2.02
Extraordinary gain per common share (NOTE 4)                      --               --              0.07
                                                             =======          =======           =======
Net income per common share (NOTE 2)                         $  2.06          $  1.71           $  2.09
                                                             =======          =======           =======
Dividends per common share                                   $  0.60          $  0.60           $  0.60
                                                             =======          =======           =======

CONSOLIDATED STATEMENT OF RETAINED EARNINGS (IN MILLIONS OF US$)



YEAR ENDED DECEMBER 31                                          1999             1998             1997
                                                             -------          -------          -------
Retained earnings - beginning of year
   (RESTATED IN 1998 - SEE NOTE 3)                           $ 4,078          $ 3,862          $ 3,217
Net income                                                       460              399              485
                                                             -------          -------          -------
                                                               4,538            4,261            3,702
Amount related to common shares purchased
   for cancellation                                              171               37               --
Dividends     - Common                                           131              136              136
              - Preference                                         9               10               10
                                                             -------          -------          -------
RETAINED EARNINGS - END OF YEAR (NOTE 16)                    $ 4,227          $ 4,078          $ 3,556
                                                             =======          =======          =======

Consolidated Balance Sheet (IN MILLIONS OF US$)


December 31                                     1999         1998         1997
                                              -------     --------      -------
ASSETS

CURRENT ASSETS

Cash and time deposits                         $  315       $  615       $  608
Receivables (net of allowances of
$31 in 1999, $43 in 1998
and $35 in 1997)                                1,299        1,401        1,292

Inventories
     Aluminum                                     778          826          800
     Raw materials                                298          345          307
     Other supplies                               200          242          234
                                               ------        -----        -----
                                                1,276        1,413        1,341
                                               ------        -----        -----
                                                2,890        3,429        3,241
                                               ======       ======        =====

Deferred charges and other assets (NOTE 9)        525          575          675
Property, plant and equipment (NOTE 10)
     Cost (excluding construction work
          in progress)                         11,771       11,758       11,133
     Construction work in progress              1,220          911          582
     Accumulated depreciation                   6,557        6,772        6,257
                                               ------       ------        -----
                                                6,434        5,897        5,458
                                               ------       ------       ------

Total assets                                  $ 9,849      $ 9,901      $ 9,374
                                              =======      =======      =======

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities

Payables                                      $ 1,237      $ 1,104       $ 1,052
Short-term borrowings                             167           86           238
Income and other taxes                             31           28            98
Debt maturing within one year (NOTE 13)           311          166            36
                                              -------      -------        ------
                                              $ 1,746      $ 1,384       $ 1,424
                                              =======      =======        ======

Debt not maturing within one year
(NOTES 13 AND 18)                               1,011        1,537         1,241
Deferred credits and other liabilities
(NOTE 12)                                         563          604           623
Deferred income taxes (NOTES 3 AND 7)             781          747           969
Minority interests                                207          110            43
SHAREHOLDERS' EQUITY
Redeemable non-retractable preference
shares (NOTE 14)                                  160          160           203
Common shareholders' equity
     Common shares (NOTE 15)                    1,230        1,251         1,251
     Retained earnings (NOTE 16)                4,227        4,078         3,556
     Deferred translation adjustments
          (NOTE 17)                               (76)          30            64
                                                -----        -----         -----
                                                5,381        5,359         4,871
                                                -----        -----        ------
                                                5,541        5,519         5,074
                                                =====       ======       =======
Commitments and Contingencies
(notes 19 and 20)
TOTAL LIABILITIES AND SHAREHOLDERS'
         EQUITY                                $9,849      $ 9,901       $ 9,374
                                               ======      =======       =======


Approved by the Board:


/s/ Jacques Bougie                           /s/ Guy Saint-Pierre
---------------------------                  -----------------------------
Jacques Bougie, Director                     Guy Saint-Pierre, Director

CONSOLIDATED STATEMENT OF CASH FLOWS (IN MILLIONS OF US$)

YEAR ENDED DECEMBER 31                                  1999     1998     1997
                                                       ------   ------   ------
OPERATING  ACTIVITIES
Net income                                               $460     $399     $485
Adjustments to determine cash from operating
  activities:
  Depreciation                                            477      462      436
  Deferred income taxes                                   110       29       (8)
  Equity loss - net of dividends                            2       53       39
  Change in operating working capital
    Change in receivables                                 101     (109)     (30)
    Change in inventories                                 137      (72)     (37)
    Change in payables                                    133       52       44
    Change in income and other taxes payable                4      (70)      --
    Changes in operating working capital due to:
      Deferred translation adjustments                    (82)      46      (93)
      Acquisitions, disposals and
      consolidations/deconsolidations                     (54)      47       (9)
                                                       ------   ------   ------
                                                          239     (106)    (125)
  Change in deferred charges, other assets,
    deferred credits and other liabilities - net          (26)    (113)    (139)
  Gain on sales of businesses - net                      (110)    (156)     (12)
  Impairment in value of property, plant and equipment     --      143       --
  Other - net                                              30       28       43
                                                       ------   ------   ------
CASH FROM OPERATING ACTIVITIES                          1,182      739      719
                                                       ======   ======   ======
FINANCING ACTIVITIES
New debt                                                   13      359       22
Debt repayments                                          (347)     (57)     (25)
                                                       ------   ------   ------
                                                         (334)     302       (3)
Short-term borrowings - net                                45     (169)      90
Common shares purchased for cancellation                 (219)     (46)      --
Common shares issued                                       27        9       16
Redemption of preference shares                            --      (43)      --
Dividends  - Alcan shareholders (including preference)   (140)    (146)    (146)
           - Minority interests                            (8)      (2)      (3)
                                                       ------   ------   ------
CASH USED FOR FINANCING ACTIVITIES                       (629)     (95)     (46)
                                                       ======   ======   ======
INVESTMENT ACTIVITIES
Property, plant and equipment                          (1,169)    (805)    (641)
Business acquisitions                                    (129)     (72)      --
                                                       ------   ------   ------
                                                       (1,298)    (877)    (641)
Net proceeds from disposal of businesses, investments
  and other assets                                        460      221       54
                                                       ------   ------   ------
CASH USED FOR INVESTMENT ACTIVITIES                      (838)    (656)    (587)
                                                       ======   ======   ======
Effect of exchange rate changes on cash and
  time deposits                                           (11)       2      (12)
                                                       ------   ------   ------
Increase (decrease) in cash and time deposits            (296)     (10)      74
Cash of companies consolidated (deconsolidated) - net      (4)      17      (12)
Cash and time deposits - beginning of year                615      608      546
                                                       ------   ------   ------
Cash and time deposits - end of year                   $  315   $  615   $  608
                                                       ======   ======   ======

                                       42

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN MILLIONS OF US$, EXCEPT WHERE INDICATED)


1    NATURE OF OPERATIONS

     Alcan is engaged, together with subsidiaries, joint ventures and related companies, in most aspects of the aluminum business on an international scale. Its operations include the mining and processing of bauxite, the basic aluminum ore; the refining of bauxite into alumina; the generation of electric power for use in smelting aluminum; the smelting of aluminum from alumina; the recycling of used and scrap aluminum; the fabrication of aluminum, aluminum alloys and non-aluminum materials into semi-fabricated and finished products; the distribution and marketing of aluminum and non-aluminum products; and, in connection with its aluminum operations, the production and sale of industrial chemicals. Alcan, together with its subsidiaries, joint ventures and related companies, has bauxite holdings in six countries, produces alumina in six, smelts primary aluminum in five, operates aluminum fabricating plants in 13 and has sales outlets and maintains warehouse inventories in the larger markets of the world. Alcan also operates a global transportation network that includes bulk cargo vessels, port facilities and freight trains.


2    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     Unless otherwise stated, these financial statements conform with generally accepted accounting principles (GAAP) in Canada. Note 5 provides an explanation and reconciliation of differences in Canadian and U.S. GAAP.


     USE OF ESTIMATES

     The preparation of financial statements in conformity with GAAP in Canada and the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


     PRINCIPLES OF CONSOLIDATION

     These consolidated financial statements include the accounts of subsidiaries that are controlled by Alcan, all of which are majority owned. Joint ventures, irrespective of percentage of ownership, are proportionately consolidated to the extent of Alcan's participation. Companies subject to significant influence are accounted for using the equity method. Under the equity method, Alcan's investment is increased or decreased by Alcan's share of the undistributed net income or loss and deferred translation adjustments since acquisition. Investments in companies in which Alcan does not have significant influence are accounted for using the cost method. Under the cost method, dividends received are recorded as income.

     Intercompany balances and transactions, including profits in inventories, are eliminated.


     FOREIGN CURRENCY

     The financial statements of self-sustaining foreign operations (located principally in Europe and Asia) are translated into U.S. dollars at prevailing exchange rates. Revenues and expenses are translated at average exchange rates for the year while assets and liabilities are translated at exchange rates in effect at year-end. Differences arising from exchange rate changes are included in the Deferred translation adjustments (DTA) component of Common shareholders' equity. If there is a reduction in the Company's ownership in a foreign operation, the relevant portion of DTA is recognized in Other income or Other expenses at that time. All other operations, including those in Canada, are considered to be integrated foreign operations.

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

(IN MILLIONS OF US$, EXCEPT WHERE INDICATED)

2    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [cont'd]

     REVENUE RECOGNITION

     The Company recognizes revenue when goods are shipped or services performed and when significant risks and benefits of ownership are transferred.

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

     INVENTORIES

     Aluminum, raw materials and other supplies are stated at cost (determined for the most part on the monthly average method) or net realizable value, whichever is lower.

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

     INCOME TAXES

     Since 1998, the Company uses the liability method for income taxes, under which deferred income tax liabilities are revalued for all changes in tax rates and exchange rates (see note 3). Prior to 1998, the Company used the deferral method.

     CASH AND TIME DEPOSITS

     All time deposits have maturities of 90 days or less and qualify as cash equivalents.

     NET INCOME PER COMMON SHARE

     Net income per common share is calculated by dividing Net income attributable to common shareholders by the average number of common shares outstanding (1999: 219.1 million; 1998: 227.4 million; 1997: 227.0 million). Net income attributable to common shareholders is computed by subtracting Preference dividends from Net income.

(in millions of us$, except where indicated)

3    ACCOUNTING CHANGES

     In 1998, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) dealing with accounting for income taxes. The principal change under the new recommendations is the requirement to revalue deferred income taxes for changes in tax rates and exchange rates.

     The Company adopted the new recommendations retroactively without restating prior years. The cumulative effect of adopting the new recommendations at January 1, 1998, was to decrease Deferred income taxes by $285, to increase retained earnings by $306 and to decrease Deferred translation adjustments by $21.

     In 1998, the Company adopted, retroactively, the new recommendations of the CICA dealing with segment disclosures (see note 24).

4    EXTRAORDINARY ITEMS -- KEMANO COMPLETION PROJECT

     An extraordinary gain of $26 ($17 after tax or $0.07 per common share) in the fourth quarter of 1997 arose from the sale of a portion of a contract to supply power to B.C. Hydro, net of additional write-downs of remaining Kemano Completion Project ("KCP") assets.
     In addition to the commitment by the government of British Columbia to supply replacement power at attractive rates for a possible smelter expansion, the settlement of the dispute regarding the cancellation of KCP allowed the Company to sell to a third party the right to supply a specified amount of power to B.C. Hydro under an ongoing contract. An extraordinary loss of $420 ($280 after tax or $1.24 per common share) was recorded in 1995 following the cancellation of the project.

5 DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

     CURRENCY TRANSLATION

     Under Canadian GAAP, unrealized exchange gains and losses on translation of long-term monetary items are deferred and amortized over the life of those items, whereas, under U.S. GAAP, such gains and losses are absorbed in income immediately.

     DEFERRED INCOME TAXES

     Beginning in 1998, the Company adopted the new accounting standards approved by the CICA dealing with accounting for income taxes. These new standards are substantially identical to U.S. GAAP as contained in the Financial Accounting Standards Board (FASB) Statement No. 109.

     Prior to 1998, under Canadian GAAP, deferred income taxes were measured at tax rates prevailing at the time the provisions for deferred income taxes were made. Deferred income taxes for U.S. GAAP were revalued each period using currently enacted tax rates.

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

     COMPREHENSIVE INCOME

     Beginning in 1998, U.S. GAAP requires the disclosure of Comprehensive income which, for the Company, is Net income under U.S. GAAP plus the movement in Deferred translation adjustments under U.S. GAAP plus the unrealized gains or losses for the period less gains or losses realized during the period on "available-for-sale" securities. The concept of Comprehensive income does not exist under Canadian GAAP.

(IN MILLIONS OF US$, EXCEPT WHERE INDICATED)

5 DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)[CONT'D]


     JOINT VENTURES

     Under Canadian GAAP, joint ventures are accounted for using the proportionate consolidation method, while under U.S. GAAP, joint ventures are accounted for under the equity method. Under an accommodation of the U.S. Securities and Exchange Commission, accounting for joint ventures need not be reconciled from Canadian to U.S. GAAP. The different accounting treatment affects only the display and classification of financial statement items and not net income or shareholders' equity. See note 8 for summarized financial information about joint ventures.

     STATEMENT OF CASH FLOWS

     Under U.S. GAAP, separate subtotals within operating, financing and investment activities would not be presented.

     RECONCILIATION OF CANADIAN AND U.S. GAAP

                                                 1999           1998          1997
                                            ------------   ------------  ------------
                                                   $ PER          $ PER         $ PER
                                                  COMMON         COMMON        COMMON
                                              $    SHARE     $    SHARE    $    SHARE
                                            ------------   ------------  ------------
     Net income from continuing
       operations before extraordinary
       item - as reported                   460            399           468
     Differences due to:
       Foreign currency translation          (9)            14*           (5)
       Income taxes                          --             --            37**
       Other                                  4              4             4
                                            ------------   ------------  ------------
     Net income from continuing
       operations before extraordinary
       item - U.S. GAAP                     455     2.04   417     1.79  504     2.18
                                            ------------   ------------  ------------
     Net income - as reported               460            399           485
                                            ------------   ------------  ------------
     Net income - U.S. GAAP                 455            417           521
                                            ------------   ------------  ------------
     Net income attributable to common
       shareholders as reported             451     2.06   389     1.71  475     2.09
                                            ------------   ------------  ------------
     Net income attributable to common
       shareholders - U.S. GAAP             446     2.04   407     1.79  511     2.25
                                            ============   ============  ============


     [FN]
     * $13 RELATES TO A DIFFERENCE IN THE REALIZED EXCHANGE GAIN ON THE SALE OF SHARES IN AN EQUITY INVESTMENT.
     **$23 RELATES TO CHANGES IN TAX RATES AND REGULATIONS ENACTED DURING
       THE YEAR.


                                                     1999                 1998                 1997
                                             ----------------     ---------------      ---------------
                                                   AS    U.S.           AS    U.S.           AS    U.S.
                                             REPORTED    GAAP     REPORTED    GAAP     REPORTED    GAAP
                                             ----------------     ----------------     ----------------
     Deferred charges and other assets
       - December 31                         $   525  $   534     $   575  $   622     $   675  $   677
                                             ----------------     ----------------     ----------------
     Deferred income taxes
       - December 31                         $   781  $   781     $   747  $   747     $   969  $   684
                                             ----------------     ----------------     ----------------
     Retained earnings
       - December 31                         $ 4,227  $ 4,273     $ 4,078  $ 4,129     $ 3,556  $ 3,895
                                             ----------------     ----------------     ----------------
     Deferred translation adjustments (DTA)
       - December 31                         $   (76) $  (132)    $    30  $   (24)    $    64  $     3
                                             ================     ================     ================

(IN MILLIONS OF US$, EXCEPT WHERE INDICATED)

5 DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (CONT'D)

     RECONCILIATION OF CANADIAN AND U.S. GAAP (CONT'D)


                                                                                         1999       1998       1997
                                                                                        -----      -----      -----

     Comprehensive income (U.S. GAAP only)
     Net income                                                                          $455       $417       $521
     Net change in deferred translation adjustments*                                     (108)       (27)      (138)
     Net change in market value of available-for-sale securities*                         (26)        45        n/a
                                                                                        -----      -----      -----
     Comprehensive income                                                               $ 321      $ 435      $ 383
                                                                                        =====      =====      =====

*    IN 1999,  $8 OF  DEFERRED  TRANSLATION  ADJUSTMENTS  AND $24 OF THE  EXCESS OF MARKET VALUE OVER BOOK VALUE OF
     AVAILABLE-FOR-SALE  SECURITIES WERE TRANSFERRED TO NET INCOME ($41 AND NIL, RESPECTIVELY IN 1998).


                                                                                         1999       1998       1997
                                                                                        -----      -----      -----

     Accumulated other comprehensive income (U.S. GAAP only)
     Accumulated other comprehensive income - beginning of year                         $  21      $   3      $ 141
     Change in deferred translation adjustments                                          (108)       (27)      (138)
     Change in excess of market value over book value
          of available-for-sale securities                                                (26)        45        n/a
                                                                                        -----      -----      -----

     Accumulated other comprehensive income - end of year                               $(113)     $  21      $   3
                                                                                        =====      =====      =====

     For 1997, the principal  items included in Deferred income taxes under U.S. GAAP were:


                                                                                                        DECEMBER 31
                                                                                                               1997
                                                                                                        -----------
     Liabilities:

     Property, plant and equipment                                                                             $767
     Undistributed earnings                                                                                      29
     Inventory valuation                                                                                         52
     Other                                                                                                       64
                                                                                                               ----
                                                                                                                912
                                                                                                               ====

     Assets:

     Tax benefit carryovers                                                                                     114
     Accounting provisions not currently deductible for tax                                                     164
     Other                                                                                                       26
                                                                                                               ----
                                                                                                                304

     Valuation allowance (amount not likely to be recovered)                                                     76
                                                                                                               ----
                                                                                                                228
                                                                                                               ----
     NET DEFERRED INCOME TAX LIABILITY                                                                         $684
                                                                                                               ====



     The difference between DTA under Canadian GAAP and U.S. GAAP arises from the different treatment of exchange on long-term debt at January 1, 1983, resulting from the adoption of accounting standards on foreign currency translation.

     Beginning in 2001, the Company will be implementing, for U.S. GAAP only, FASB Statement No. 133, Accounting for Derivatives and Hedging Activities. The Company is currently assessing the impact of the new standard, which will affect how the Company measures and reports the various financial instruments that it uses in its risk management activities.

(IN MILLIONS OF US$, EXCEPT WHERE INDICATED)

6    REORGANIZATION COSTS

     In 1999, the Company announced a new organization to better enable it to meet the financial objectives contained in its "Full Business Potential" program. This reorganization included the implementation of a number of early retirement and severance programs resulting in a reduction of approximately 570 employees in the Company's workforce. As a result of this reorganization and other restructuring programs, the Company has incurred costs of $49 which are included in Other expenses. At December 31, 1999, there remains approximately $38 of accrued liabilities, most of which will be spent in 2000.

7    INCOME TAXES


                                                                                         1999       1998       1997
                                                                                        -----      -----      -----
     INCOME BEFORE INCOME TAXES AND OTHER ITEMS

     Canada                                                                             $ 174      $ 175      $ 360
     Other countries                                                                      512        478        393
                                                                                        -----      -----      -----
                                                                                          686        653        753
                                                                                        =====      =====      =====

     CURRENT INCOME TAXES

     Canada                                                                               (78)        65        251
     Other countries                                                                      179        116          5
                                                                                        -----      -----      -----

                                                                                          101        181        256
                                                                                        =====      =====      =====

     DEFERRED INCOME TAXES

     Canada                                                                                48        (22)       (28)
     Other countries                                                                       62         51         20
                                                                                        -----      -----      -----
                                                                                          110         29         (8)
                                                                                        -----      -----      -----

     INCOME TAX PROVISION                                                               $ 211      $ 210      $ 248
                                                                                        =====      =====      =====



     The composite of the applicable statutory corporate income tax rates in Canada is 40.4% (1998: 40.4%; 1997: 40.3%). The following is a reconciliation of income taxes calculated at the above composite statutory rates with the income tax provision:


                                                                                         1999       1998       1997
                                                                                        -----      -----      -----

     Income taxes at the composite statutory rate                                       $ 277      $ 264      $ 303
     Differences attributable to:
          Exchange translation items                                                      (12)        46         13
          Exchange revaluation of deferred income taxes                                    26        (31)       n/a
          Effect of tax rate changes on deferred income taxes                              --         (4)       n/a
          Unrecorded tax benefits on losses - net                                          (1)        (3)       (12)
          Investment and other allowances                                                 (29)       (21)       (32)
          Large corporations tax                                                            5          4          3
          Withholding taxes                                                                 7          5          5
          Reduced rate or tax exempt items                                                (31)       (47)        (3)
          Foreign tax rate differences                                                     (4)       (16)        (5)
          Prior years' tax adjustments                                                    (40)         3        (31)
          Other - net                                                                      13         10          7
                                                                                        -----      -----      -----


     INCOME TAX PROVISION                                                               $ 211      $ 210      $ 248
                                                                                        =====      =====      =====


(IN MILLIONS OF US$, EXCEPT WHERE INDICATED)

7  INCOME TAX (CONT'D)

   At December 31, the principal items included in Deferred income taxes are:


                                                       1999         1998

                                                       ----         ----
   LIABILITIES:
   Property, plant and equipment                      $ 796        $ 773
   Undistributed earnings                                19           20
   Inventory valuation                                   47           49
   Other                                                 97           77
                                                      -----        -----
                                                        959          919
                                                      =====        =====
   ASSETS:
   Tax benefits carryovers                              105          103
   Accounting provisions not currently deductible
     for tax                                            173          167
   Other                                                  4           13
                                                      =====        =====
                                                        282          283

   VALUATION ALLOWANCE (AMOUNT NOT LIKELY TO BE
      RECOVERED)                                        104          111
                                                      -----        -----
                                                        178          172
                                                      -----        -----

   NET DEFERRED INCOME TAX LIABILITY                  $ 781        $ 747
                                                      =====        =====


     The valuation allowance relates principally to loss carryforward benefits and tax credits where realization is not likely due to uncertain economic conditions in certain countries, principally Brazil, as well as time and other limitations in the tax legislation giving rise to the potential benefits. In 1999, $13 of the valuation allowance was reversed when it became more likely than not that benefits would be realized due to higher than expected taxable income in the United States.

     In 1997, $19 of benefits related to income tax loss carryforwards were recorded in deferred income tax expense.

     Based on rates of exchange at December 31, 1999, tax benefits of approximately $57 relating to prior and current years' operating losses and $33 of benefits related to capital losses and tax credits carried forward will be recognized in income when it is more likely than not that such benefits will be realized.

     In 1997, income taxes on Canadian operations for the years 1988 to 1991 were reassessed by the Canadian tax authorities. Most of the additional taxes and interest related to transfer pricing issues and are recoverable in other countries (see note 23). The process to obtain recoveries from other countries is under way. During 1999, the Canadian tax authorities indicated their intention not to proceed with the reassessments made in 1997 in respect of the years 1988 and 1989. As a result of these favourable prior year tax adjustments, in 1999 the Company received a total of $108 from the Canadian tax authorities and the Company's 1999 income tax provision has been reduced by $31, of which $18 relates to interest.

8    JOINT VENTURES

     The activities of the Company's major joint ventures are the procurement and processing of bauxite in Australia, Brazil, Guinea and Jamaica, as well as aluminum rolling operations in Germany and the United States.

     Alcan's proportionate interest in all joint ventures is included in the consolidated financial statements. Summarized financial information relating to Alcan's share of these joint ventures is provided below.

     Because most of the activities of the Company's joint ventures relate to supplying the Company's other operations, the portion of the Company's third-party revenues, and related costs and expenses, conducted through joint ventures is insignificant. Accordingly, summarized income statement information as well as cash flow from operating activities would not provide meaningful information.

(IN MILLIONS OF US$, EXCEPT WHERE INDICATED)

8    JOINT VENTURES (CONT'D)
                                                        1999     1998      1997
                                                      ------    ------    -----
     FINANCIAL POSITION AT DECEMBER 31
     Inventories                                       $ 103     $ 174    $ 189
     Property, plant and equipment - net                 688       959      943
     Other assets                                         90       101       60
                                                      ------    ------    -----
     Total assets                                      $ 881    $1,234   $1,192
                                                      ======    ======   ======
     Short-term debt                                   $  27    $   19   $   38
     Debt not maturing within one year                   117       123      100
     Other liabilities                                   150       167      156
                                                      ------    ------   ------
     Total liabilities                                 $ 294    $  309   $  294
                                                      ======    ======   ======
     CASH FLOW INFORMATION FOR THE YEAR ENDED
       DECEMBER 31
     Cash from (used for) financing activities         $   2    $   (1)      10
     Cash used for investment activities               $ (61)   $  (85) $   (78)
                                                      ======    =======  ======

9    DEFERRED CHARGES AND OTHER ASSETS

     Deferred charges and other assets comprise the following elements:


                                                        1999     1998      1997
                                                      ------    ------    -----
     Prepaid pension costs                             $ 189     $ 171    $ 170
     Income taxes recoverable                             59       116      116
     Marketable securities                                53        38       36
     Prepaid mining expenses                              62        44       --
     Investments                                          32        58      251
     Costs related to proposed combination (note 26)      20        --       --
     Premiums on currency and metal options               10        39       16
     Amount receivable on currency swap of debt            6        25       18
     Other                                                94        84       68
                                                      ------    ------   ------
                                                       $ 525     $ 575    $ 675
                                                      ======    ======   ======

     INVESTMENTS

                                                        1999     1998      1997
                                                      ------    ------    -----
     Companies accounted for under the equity method   $  11     $  13    $ 245
     Portfolio investments - at cost,
      less amounts written off                            21        45        6
                                                      ------    ------   ------
                                                       $  32     $  58    $ 251
                                                     =======    ======   ======

      As described in note 11, in 1998 the Company reduced its 45.6% interest in Nippon Light Metal Company, Ltd. (NLM) in Japan to 11.2% and further reduced its interest to 5.1% in 1999. With the reduction in Alcan's interest to below 20%, the Company no longer has significant influence over the investment. Accordingly, NLM is no longer accounted for on an equity basis but is treated as a portfolio investment.

      As described in note 11, in 1998 the Company acquired a controlling interest in Indian Aluminium Company, Limited (Indal), the accounts of which are consolidated with those of the Company. Indal was previously treated as an equity investment.

      For 1997, the combined results of operations and financial position for NLM and Indal are included in the following summary. For 1998, the combined results of operations include information for NLM and Indal to the dates these entities ceased to be equity accounted investments.

      In 1998, the Company recorded a special after-tax charge of $27 ($30 in 1997) included in Equity loss, reflecting the Company's share of construction contract losses and restructuring provisions in NLM.

(IN MILLIONS OF US$, EXCEPT WHERE INDICATED)

     Investments (cont'd)


                                                 1998          1997
                                              -------       -------

     RESULTS OF OPERATIONS FOR THE YEAR ENDED
      DECEMBER 31
     Revenues                                 $ 3,626       $ 5,572
     Costs and expenses                         3,719         5,622
                                              -------       -------
     Income (Loss) before income taxes            (93)          (50)
     Income taxes                                  12            35
                                              -------       -------
     Net loss                                 $  (105)      $   (85)
                                              =======       =======
     Alcan's share of Net loss                $   (48)      $   (33)
                                              =======       =======
     Dividends received by Alcan              $     5       $     6
                                              =======       =======
     FINANCIAL POSITION AT DECEMBER 31

     Current assets                               n/a       $ 2,600
     Current liabilities                          n/a         2,519
                                              -------       -------
     Working capital                              n/a            81
     Property, plant and equipment - net          n/a         1,737
     Other assets - net                           n/a           335
                                              -------       -------
                                                  n/a         2,153
     Debt not maturing within one year            n/a         1,376
                                              -------       -------
     Net assets                                   n/a       $   777
                                              =======       =======
     Alcan's equity in net assets                 n/a       $   245
                                              =======       =======

10   PROPERTY, PLANT AND EQUIPMENT


                                             1999      1998    1997
                                          -------   -------  -------

     COST (EXCLUDING CONSTRUCTION
     WORK IN PROGRESS)

     Land and property rights             $  220    $   236  $   219
     buildings, machinery and equipment    11,551    11,522   10,914
                                          -------    ------   ------
                                          $11,771   $11,758  $11,133
                                          =======   =======   =======

     Accumulated depreciation relates primarily to Buildings, machinery and equipment.

     In 1999, the Company completed the sale of a property in the United Kingdom for a gain of $19 included in Other income. In early 1999, the Company sold the Aughinish alumina refinery. Negotiations of the sale began in late 1998 and, as a result of that process, the Company determined that the value of these assets was impaired as at December 31, 1998. In 1998, a charge of $143 reflecting the impairment was included in Other expenses. Excluding the impairment charge, these assets contributed approximately $27 of income before taxes in 1998.

     On an ongoing basis, capital expenditures of the Company are estimated at $450 to $500 per year. In addition, the Company expects to spend approximately $700 in 2000 on the construction of a new smelter at Alma, Quebec.

11   SALES AND ACQUISITIONS OF BUSINESSES AND INVESTMENTS

     JAPAN

     In 1999, the Company sold a portion of its investment in Nippon Light Metal Company, Ltd. (NLM), reducing its holdings to 5.1%, for net cash proceeds of $38. Included in Other income is a gain of $37 ($37 after tax). The after-tax gain includes a previously deferred gain of $17 related to the sale in 1996 of Toyo Aluminium K.K. (Toyal) to NLM.

     In 1998, the Company reduced its 45.6% investment in NLM to 11.2%. The net cash proceeds from the sale of shares were approximately $193 with a corresponding gain, included in Other income, of approximately $146 ($140 after tax), including a previously deferred gain of $87 after tax related to the sale in 1996 of Toyal to NLM.

(IN MILLIONS OF US$, EXCEPT WHERE INDICATED)

11   SALES AND ACQUISITIONS OF BUSINESSES AND INVESTMENTS (CONT'D)

     INDIA

     In 1998, the Company acquired an additional 20% of Indian Aluminium Company, Limited (Indal) for $70 in cash. As a result, Alcan obtained a controlling interest of 54.6% in Indal. The accounts of Indal have been consolidated with effect from July 1998. Prior to that date, Alcan accounted for its investment in Indal under the equity method.

     Included in the Company's balance sheet at the date of acquisition were the following assets and liabilities of Indal:


     Working capital                                 $  40
     Property, plant and equipment                     212
     Other assets - net                                 (5)
                                                     -----
                                                       247
     Long-term debt                                     75
     Minority interest                                  58
                                                     -----
     Net assets                                      $ 114
                                                     =====

     EUROPE

     In 1999, the Company completed the sale of the Aughinish alumina refinery in Ireland. The net book value of the assets sold had been written down to net realizable value in 1998 in anticipation of completion of the sale in 1999. The write-down in 1998 of $143 was included in Other expenses. In 1999, the Company completed the sale of businesses in Germany and France for gains of $44 and $8, respectively, included in Other income.

     SOUTH KOREA

     In 1999, the Company purchased a 56% interest in a newly created company based in South Korea, Alcan Taihan Aluminum Limited. Total cash consideration paid by the Company for its equity interest was $129. In addition, the Company assumed total debt of $58.

     Included in the Company's balance sheet at the date of acquisition were the following assets and liabilities:


     Working capital                                 $ (19)
     Property, plant and equipment                     237
     Other assets - net                                  1
                                                     -----
                                                       219
     Long term debt                                      2
     Minority interest                                  88
                                                     -----
     Net assets                                      $ 129
                                                     =====


12   DEFERRED CREDITS AND OTHER LIABILITIES

     Deferred credits and other liabilities comprise the following elements:



                                                      1999       1998       1997
                                                     -----      -----      -----
     Deferred revenues                               $  43      $  56      $  56
     Postretirement and post-employment benefits       378        395        390
     Environmental liabilities                          44         40         37
     Rationalization costs                              36         23         32
     Claims                                             39         43         40
     Other                                              23         47         68
                                                     -----      -----      -----
                                                     $ 563      $ 604      $ 623
                                                     =====      =====      =====

(IN MILLIONS OF US$, EXCEPT WHERE INDICATED)

13   DEBT NOT MATURING WITHIN ONE YEAR

                                                          1999    1998    1997
                                                         ------  ------  ------
     ALCAN ALUMINIUM LIMITED
     Deutschmark bank loans, due 2000/2005
      (DM340 million) (a)                                $  175  $  218  $  213
     5.875% Debentures, due 2000                            150     150     150
     5.375% Swiss franc bonds, due 2003 (b)                 111     130     123

     CARIFA loan, due 2006 (c)                               60      60      60
     6.25% Debentures, due 2008                             200     200      --
     9.5%  Debentures (d)                                   100     100     100
     9.625% Sinking fund debentures, due 2019 (d)            18     150     150

     8.875% Debentures, due 2022 (e)                        150     150     150
     7.25% Debentures, due 2028                             100     100      --
     Other debt, due 2001                                     7       7       7

     ALCAN ALUMINUM CORPORATION
     7.25% Debentures (f)                                    --     100     100
     Other debt, due 2000/2004                                2       2       3

     ALCAN DEUTSCHLAND GMBH AND SUBSIDIARY COMPANIES
     5.65% Bank loans, due 2001 (DM15 million)                8       9       8
     Bank loans, due 2008/2009 (DM16 million) (a)             8      64      56

     INDIAN ALUMINIUM COMPANY, LIMITED
     6.71% Bank loan, due 2004/2006                          40      51      --
     6.51% Bank loan, due 2000/2002                          18      18      --
     Other debt, due 2000/2006                               21      28      --

     QUEENSLAND ALUMINA LIMITED
     Bank loans, due 2001/2003 (a)                           70      78      79
     Other debt, due 2000                                     9      --      --

     OTHER COMPANIES
     Bank loans, due 2000/2011 (a)                           59      71      51
     4% Eurodollar exchangeable debentures, due 2003 (g)     14      14      24
     Other debt, due 2000/2011                                2       3       3
                                                         ------  ------  ------
                                                          1,322   1,703   1,277
     Debt maturing within one year included in current
        liabilities                                        (311)   (166)    (36)
                                                         ------  ------  ------
                                                         $1,011  $1,537  $1,241
                                                         ======  ======  ======

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

     (c) The Caribbean Basin Projects Financing Authority (CARIFA) loan bears interest at a rate related to U.S. LIBOR.

     (d) In 1999, $132 of the 9.625% debentures were redeemed at a price of 104.64%. The loss on redemption of $6 is included in Other expenses. The 9.5% debentures were redeemed in January 2000 at a price of 103.494%. The loss on redemption of $3 will be included in Other expenses in 2000.

(in millions of US$, except where indicated)

13   DEBT NOT MATURING WITHIN ONE YEAR[CONT'D]

     (e) The Company has the right to redeem the debentures during the years 2002 to 2012 at amounts declining from 104% to 100% of the principal amount.

     (f) The following is summarized consolidated financial information for Alcan Aluminum Corporation, a wholly owned subsidiary which consolidates virtually all of the Company's operations in the United States:

                                                              1999      1998      1997
                                                            ------    ------    ------
     RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31
     Revenues                                               $3,713    $3,766    $3,624
     Costs and expenses                                      3,446     3,482     3,438
                                                            ------    ------    ------
     Income before income taxes                                267       284       186
     Income taxes                                               81       110        81
                                                            ------    ------    ------
     Net income                                             $  186    $  174    $  105
                                                            ======    ======    ======
     FINANCIAL POSITION AT DECEMBER 31
     Current assets                                         $  863    $  883    $  801
     Current liabilities                                       516       483       376
                                                            ------    ------    ------
     Working capital                                           347       400       425
     Property, plant and equipment - net                       681       714       736
     Other assets (liabilities) - net                          205       (67)     (199)
                                                            ------    ------    ------
                                                             1,233     1,047       962
     Debt not maturing within one year                           1         2       102
                                                            ------    ------    ------
     Net assets                                             $1,232    $1,045    $  860
                                                            ======    ======    ======


          The above figures are prepared using the accounting principles followed by the Company (see note 2), except that inventories have been valued principally by the last-in, first-out (LIFO) method.

     (g) Debenture holders are entitled to receive at their option 1,772 common shares held by the Company in NLM, a portfolio investment, in exchange for each ten thousand dollar principal amount of debentures. The Company can redeem the debentures at 100% of the principal.

     The Company had swapped, to 1998, the interest payments on $100 of its floating rate debt in exchange for fixed interest payments.

     Based on rates of exchange at year-end, debt repayment requirements over the next five years amount to $311 in 2000, $108 in 2001, $78 in 2002, $181 in 2003 and $63 in 2004.

     The Company has a $1,000 global, multi-year and multi-currency facility, which expires in tranches at various dates in 2005 and 2006, with a syndicate of major international banks. At December 31, 1999, no funds had been borrowed under this facility and the full amount was available.

14   PREFERENCE SHARES

     AUTHORIZED

     An unlimited number of preference shares issuable in series. All shares are without nominal or par value.

     AUTHORIZED AND OUTSTANDING

     In each of the years 1999, 1998 and 1997, there were authorized and outstanding 5,700,000 series C and 3,000,000 series E, redeemable non-retractable preference shares with stated values of $106 and $54, respectively.

     The 1,700,000 series D redeemable non-retractable preference shares with stated value of $43, authorized and outstanding throughout 1997, were redeemed in June 1998.

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

(IN MILLIONS OF US$, EXCEPT WHERE INDICATED)


15   COMMON SHARES

     The authorized common share capital is an unlimited number of common shares without nominal or par value. Changes in outstanding common shares are summarized below:

                                                  NUMBER (in thousands)                STATED VALUE
                                                -------------------------        -------------------------
                                                  1999    1998     1997            1999     1998     1997
                                                -------  -------  -------        ------   ------   ------

     OUTSTANDING - BEGINNING  OF YEAR           226,003  227,344  226,620        $1,251   $1,251   $1,235
     ISSUED FOR CASH:
     Executive share option plan                    886      135      550            19        2       11
     Dividend reinvestment and share
      purchase plans                                271      254      174             8        7        5
     PURCHASED FOR CANCELLATION                  (8,845)  (1,730)*     --           (48)      (9)      --
                                                -------  -------  -------        ------   ------  -------
     OUTSTANDING - END OF YEAR                  218,315  226,003  227,344        $1,230   $1,251   $1,251
                                                =======  =======  =======        ======   ======   ======

[FN]
     *    1,645 WERE CANCELLED IN 1998 AND 85 IN 1999.

     Under the executive share option plan, certain employees may purchase common shares at market value on the effective date of the grant of each option. The vesting period for options granted beginning in 1998 is linked to Alcan's share price performance, but does not exceed nine years. Options granted before 1998 vest generally over a fixed period of four years from the grant date and expire at various dates during the next 10 years. Changes in the number of shares under option as well as average exercise price are summarized below:

                                                AVERAGE EXERCISE PRICE (CAN$)         NUMBER (in thousands)
                                                ----------------------------        -------------------------
                                                  1999      1998        1997          1999     1998     1997
                                                -------    -------    -------        -------  -------  -------

     OUTSTANDING - BEGINNING OF YEAR             $38.16     $38.64     $33.87          5,156    4,193    3,715
     Granted                                     $45.41     $34.91     $48.52          1,315    1,122    1,100
     Exercised                                   $32.76     $26.96     $27.49           (886)    (135)    (550)
     Cancelled                                   $31.80     $33.23     $28.51           (113)     (24)     (72)
                                                -------    -------    -------        -------  -------  -------
     OUTSTANDING - END OF YEAR                   $40.91     $38.16     $38.64          5,472    5,156    4,193
                                                =======    =======    =======        =======  =======  =======

     Range of exercise prices for options outstanding at December 31, 1999

                           RANGE OF EXERCISE PRICES (CAN$)       NUMBER OF OPTIONS (in thousands)
                           ------------------------------        -------------------------------
                                  $21.94 - $34.00                               455
                                  $34.01 - $40.00                             1,399
                                  $40.01 - $46.00                             2,509
                                  $46.01 - $48.98                             1,109
                                  ---------------                             -----
                                                                              5,472
                                                                              =====

     At December 31, 1999, approximately 3,099,000 of outstanding options with an average exercise price of CAN$38.12 were vested.

     During 1998, the Company also granted 774,700 options, which grants become effective, subject to certain restrictions, upon the exercise of options previously granted.

     Upon consummation of the combination with Pechiney and Alusuisse Lonza Group Ltd., described in note 26, all options granted under the Company's executive share option plan would vest.

     At December 31, 1999, the Company had reserved for issue under the executive share option plan 18,380,024 shares.

     The Company does not recognize compensation expense for options granted under the executive share option plan. If the Company had elected to recognize compensation expense for these options in accordance with the methodology prescribed by Statement No. 123 of the U.S. Financial Accounting Standards Board (FASB), net income would have been lower by $13, or $0.06 per share, ($9, or $0.04 per share, in 1998 and $10, or $0.04 per share, in 1997). The FASB provides the choice of either recognizing the compensation expense in the financial statements or disclosing it in the notes to the financial statements. To compute the notional compensation expense, the Black-Scholes valuation model was used to determine the fair value of the options granted. Using the model, the fair value of options averages approximately 31% to 34% of the exercice price.

(IN MILLIONS OF US$, EXCEPT WHERE INDICATED)

     Under a normal course issuer bid, which terminated on September 28, 1999, the Company was authorized to repurchase up to 22,700,000 common shares, representing approximately 10% of the outstanding shares. In 1999, 8,845,000 common shares for an amount of $219 were purchased and cancelled under this authorization (1998: 1,730,000 common shares for an amount of $46).

     SHAREHOLDER RIGHTS PLAN

     In 1990, shareholders approved a plan whereby each common share of the Company carries one right to purchase additional common shares. The plan, with certain amendments, was reconfirmed at the 1995 Annual Meeting and further amendments were approved at the 1999 Annual Meeting. The rights under the plan are not currently exercisable but may become so upon the acquisition by a person or group of affiliated or associated persons ("Acquiring Person") of beneficial ownership of 20% or more of the Company's outstanding voting shares or upon the commencement of a takeover bid. Holders of rights, with the exception of an Acquiring Person, in such circumstances will be entitled to purchase from the Company, upon payment of the exercise price (currently $100.00), such number of additional common shares as can be purchased for twice the exercise price based on the market value of the Company's common shares at the time the rights become exercisable.

     The plan has a permitted bid feature which allows a takeover bid to proceed without the rights under the plan becoming exercisable, provided that it meets certain minimum specified standards of fairness and disclosure, even if the Board does not support the bid.

     The plan expires in 2008, subject to reconfirmation at the Annual Meeting of Shareholders in 2002 and 2005 but may be redeemed earlier by the Board, with the prior consent of the holders of rights or common shares, for $0.01 per right. In addition, should a person or group of persons acquire outstanding voting shares pursuant to a permitted bid or a share acquisition in respect of which the Board has waived the application of the plan, the Board shall be deemed to have elected to redeem the rights at $0.01 per right.

16   RETAINED EARNINGS

     Consolidated retained earnings at December 31, 1999, include $2,563 of undistributed earnings of subsidiaries and joint ventures, some part of which may be subject to certain taxes and other restrictions on distribution to the parent company; no provision is made for such taxes because these earnings are reinvested in the businesses.

17   CURRENCY GAINS AND LOSSES

     The following are the amounts recognized in the financial statements:


                                                        1999     1998     1997
                                                       ------   ------   ------
     CURRENCY GAINS (LOSSES) EXCLUDING REALIZED
     DEFERRED TRANSLATION ADJUSTMENTS:

     Forward exchange contracts and currency options   $ (23)    $ (58)   $  22
     Other                                               (15)        4        1
                                                       -----     -----    -----
                                                       $ (38)    $ (54)   $  23
                                                       =====     =====    =====
     DEFERRED TRANSLATION ADJUSTMENTS
     - BEGINNING OF YEAR                               $  30     $  43    $ 209
     Effect of exchange rate changes                    (100)       28     (143)
     Gains realized*                                      (6)      (41)      (2)
                                                       -----     -----    -----
     BALANCE - END OF YEAR                             $ (76)    $  30    $  64
                                                       =====     =====    =====

     [FN]
     * THE GAINS REALIZED IN 1999 AND 1998 RELATE PRINCIPALLY TO THE SALE OF A PORTION OF THE COMPANY'S INVESTMENT IN NIPPON LIGHT METAL COMPANY, LTD.

      In 1999, $25 ($5 in 1998) of exchange losses related to hedging of Canadian dollar construction costs of the new smelter at Alma, Quebec, are included in Construction work in progress.

(IN MILLIONS OF US$, EXCEPT WHERE INDICATED)

18   FINANCIAL INSTRUMENTS AND COMMODITY CONTRACTS

     In conducting its business, the Company uses various instruments, including forward contracts and options, to manage the risks arising from fluctuations in exchange rates, interest rates and aluminum prices. All such instruments are used for risk management purposes only.

     FINANCIAL INSTRUMENTS - CURRENCY

     In 1999, the Company revised its currency risk management strategy for its ongoing Canadian dollar operating cost exposure. The Company used to hedge a portion of such ongoing Canadian dollar requirements for future periods up to a maximum of three years. This deferred the impact of changes in exchange rates, without adding value over the longer term. The Company no longer hedges these exposures, thus eliminating the cost of hedging instruments and program administration. This change in approach does not affect the Company's hedging of its Canadian dollar capital commitments for the construction of the new smelter at Alma, Quebec, as disclosed below.

     At December 31, 1999, the contract amount of forward exchange contracts outstanding used to hedge future firm operating cost commitments was $463 ($426 in 1998 and $1,296 in 1997) while the contract amount of purchased options outstanding used to hedge future firm operating cost commitments was $199 ($1,499 in 1998 and $1,512 in 1997). At December 31, 1999, the
     contract amount of outstanding forward exchange contracts used to hedge future revenues was $44 ($47 in 1998 and $268 in 1997). At December 31, 1999, the contract amount of forward exchange contracts outstanding used to hedge future commitments (principally Canadian dollar) for the construction of a new smelter at Alma, Quebec, was $490 ($281 in 1998 and nil in 1997) while the contract amount of purchased options outstanding used to hedge the Canadian dollar commitments for the new smelter was $55 ($315 in 1998 and nil in 1997).

     The market value of outstanding forward exchange contracts related to hedges of operating costs or revenues at December 31, 1999 was such that if these contracts had been closed out, the Company would have received $29 (paid $18 in 1998 and paid $24 in 1997). Based on prevailing market prices, if the currency option contracts related to operating cost commitments had been closed out on December 31, 1999, the Company would have received $4 (paid $33 in 1998 and paid $36 in 1997). The market value at December 31, 1999 of outstanding forward exchange contracts related to hedges of cost commitments for the new smelter at Alma, Quebec, was such that if these contracts had been closed out, the Company would have received $8 (paid $8 in 1998). Based on prevailing market prices, if the currency option contracts relating to smelter construction cost commitments had been closed out at December 31, 1999, the Company would have received $1 (paid $2 in 1998). Unrealized gains and losses on outstanding forward contracts and options are not recorded in the financial statements until maturity of the underlying transactions.

     In addition, certain intercompany foreign currency denominated loans are hedged through the use of forward exchange contracts. At December 31, 1999, the contract amount of such forward contracts was $204 ($212 in 1998 and $220 in 1997) and the market value was such that if these contracts had been closed out, the Company would have received nil ($4 in 1998 and $16 in 1997).

     Included in Deferred charges and other assets and Receivables is an amount of $42 ($71 in 1998) consisting of net losses on terminated forward exchange contracts and options, as well as the net cost of outstanding options, used to hedge future costs, including costs related to the construction of the new smelter at Alma. These deferred charges are included in the cost of the items being hedged at the same time as the underlying transactions being hedged are recognized.

     FINANCIAL INSTRUMENTS - DEBT NOT MATURING WITHIN ONE YEAR

     As explained in note 13, the 5.375% Swiss franc bonds of principal amount SFr178 million have been swapped for $105 at an effective interest rate of 8.98%. If the swap had been closed out at December 31, 1999, the Company would have received a net amount of $6 ($24 in 1998 and $15 in 1997), of which an amount of $6 related to the swap of the principal ($25 in 1998 and $18 in 1997) has been recorded in Deferred charges and other assets.

(IN MILLIONS OF US$, EXCEPT WHERE INDICATED)

18   FINANCIAL INSTRUMENTS AND COMMODITY CONTRACTS (CONT'D)

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

     There were no significant interest rate swap agreements outstanding at December 31, 1999 and 1998. If all interest rate swap agreements had been closed out on December 31, 1997, the Company would have paid $2 based on prevailing interest rates.

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

     At December 31, 1999, the Company had outstanding forward contracts (principally forward purchase contracts) covering 326,800 tonnes (465,600 tonnes at December 31, 1998 and 418,800 tonnes at December 31, 1997), maturing at various dates principally in 2000, 2001 and 2002 (1999, 2000 and 2001 at December 31, 1998 and 1998, 1999 and 2000 at December 31,
     1997). In addition, the Company held call options outstanding for 135,500 tonnes (346,000 tonnes at December 31, 1998 and 657,800 tonnes at December 31, 1997) maturing at various dates in 2000 and 2001 (1999 and 2000 at December 31, 1998 and 1998 and 1999 at December 31, 1997).

     At December 31, 1999, the Company held put options outstanding for 27,300 tonnes, maturing in 2000 and 2001 (20,000 tonnes maturing in 1999 at December 31, 1998 and 60,000 tonnes maturing in 1998 and 1999 at December 31, 1997).

     Included in Receivables or Deferred charges and other assets is $7 ($22 in 1998 and $33 in 1997) representing the net cost of outstanding options.

     The option premiums paid and received, together with the realized gains or losses on the contracts, are included in Sales and operating revenues or Cost of sales and operating expenses, as applicable, concurrently with recognition of the underlying items being hedged.

     Based on metal prices prevailing on December 31, 1999, if all commodity forward purchase and sale contracts and options had been closed out, the Company would have received $64 (paid $39 in 1998 and paid $9 in 1997).

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

     FINANCIAL INSTRUMENTS - MARKET VALUE

     On December 31, 1999, the fair value of the Company's long-term debt totalling $1,322 ($1,703 in 1998 and $1,277 in 1997) was $1,323 ($1,762 in
     1998 and $1,321 in 1997), based on market prices for the Company's fixed rate securities and the book value of variable rate debt.

     At December 31, 1999, the quoted market value of the Company's portfolio investments having a book value of $21 ($45 in 1998) was $39 ($90 in 1998). Prior to 1998, portfolio investments held by the Company were not significant.

     At December 31, 1999, the market value of the Company's preference shares having a book value of $160 ($160 in 1998) was $139 ($140 in 1998). (In
     1997, the market value was approximately equal to book value.)

     The market values of all other financial assets and liabilities are approximately equal to their carrying values.

(IN MILLIONS OF US$, EXCEPT WHERE INDICATED)

19   COMMITMENTS AND CONTINGENCIES

     The Company has guaranteed the repayment of approximately $14 of indebtedness by third parties. Alcan believes that none of these guarantees is likely to be invoked. Commitments with third parties and certain related companies for supplies of goods and services are estimated at $734 in 2000, $151 in 2001, $109 in 2002, $97 in 2003, $92 in 2004, and $520 thereafter.
     Most of the commitments in 2000 and 2001 relate to the construction of the new smelter at Alma, Quebec. Total fixed charges from these entities, excluding $605 in relation to the smelter at Alma, were $18 in 1999, $23 in 1998 and $9 in 1997.

     Minimum rental obligations are estimated at $26 in 2000, $19 in 2001, $15 in 2002, $13 in 2003, $11 in 2004 and $55 thereafter. Total rental expenses amounted to $57 in 1999, $83 in 1998 and $70 in 1997.

     Alcan, in the course of its operations, is subject to environmental and other claims, lawsuits and contingencies. The Company has environmental contingencies relating to approximately 30 existing and former Alcan sites and third-party sites. Accruals have been made in specific instances where it is probable that liabilities will be incurred and where such liabilities can be reasonably estimated. Although it is possible that liabilities may arise in other instances for which no accruals have been made, the Company does not believe that such an outcome will significantly impair its operations or have a material adverse effect on its financial position.

     In addition, see reference to income taxes in note 7, capital expenditures in note 10, debt repayments in note 13, financial instruments and commodity contracts in note 18, year 2000 compliance in note 20, and combination agreement in note 26.

20   YEAR 2000 COMPLIANCE

     The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in possible errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. Although the change in date has occurred, it is not possible to conclude that all aspects of the Year 2000 Issue affecting the Company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

     Generally, costs associated with the Year 2000 Issue are being expensed as incurred.

21   SUPPLEMENTARY INFORMATION


                                                                                         1999       1998       1997
                                                                                       ------     ------     ------

     INCOME STATEMENT

     Interest on long-term debt                                                         $ 104      $  93      $  91
     Capitalized interest                                                               $ (41)     $ (15)    $   (2)
                                                                                        -----      -----      -----

     BALANCE SHEET

     Payables

          Accrued employment costs                                                      $ 205      $ 196      $ 170
     Short-term borrowings                                                              $ 167      $  86      $ 238
                                                                                        -----      -----      -----

     At December 31, 1999, the weighted average interest rate on short-term borrowings was 6.7% (4.7% in 1998 and 5.3% in 1997).


     STATEMENT OF CASH FLOWS
     Interest paid                                                                     $ 128      $  96       $ 101
     Income taxes paid                                                                 $  96      $ 298       $ 261
                                                                                       =====      =====       =====


(IN MILLIONS OF US$, EXCEPT WHERE INDICATED)

22   POSTRETIREMENT BENEFITS

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


                                                  PENSION BENEFITS                  OTHER BENEFITS
                                           -----------------------------       ---------------------------
                                              1999       1998       1997        1999       1998       1997
                                           -------    -------    -------       -----      -----      -----
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at January 1            $ 3,827    $ 3,550    $ 3,506       $ 176      $ 172      $ 178
Service cost                                    99         84         73           4          4          4
Interest cost                                  241        236        231          11         11         12
Members' contributions                          21         20         20          --         --         --
Benefits paid                                 (209)      (200)      (189)        (10)        (9)        (9)
Amendments                                      66         80         47           3         --         --
Acquisitions/divestitures                       (5)        (1)      (176)         --         --         --
Actuarial (gain) loss                           59         45         63           2         (2)       (13)
Currency (gains) losses                        (52)        13        (25)         --         --         --
                                           -------    -------    -------       -----      -----     ------
Benefit obligation at December 31          $ 4,047    $ 3,827    $ 3,550       $ 186      $ 176     $  172
                                           =======    =======    =======       =====      =====     ======

CHANGE IN MARKET VALUE OF
   PLAN ASSETS (ASSETS)
Assets at January 1                        $ 4,298    $ 4,231    $ 3,986       $  --      $  --      $  --
Actual return on assets                        800        204        566          --         --         --
Members' contributions                          21         20         20          --         --         --
Benefits paid                                 (209)      (200)      (189)         --         --         --
Company contributions                           44         36         38          --         --         --
Acquisitions/divestitures                       --         --       (176)         --         --         --
Currency gains (losses)                        (37)         7        (14)         --         --         --
                                           -------    -------    -------      ------     ------     ------

Assets at December 31                      $ 4,917    $ 4,298    $ 4,231      $   --     $   --      $  --
                                           =======    =======    =======      ======     ======      =====
Assets in excess of Benefit obligation     $   870    $   471    $   681      $ (186)    $ (176)     $(172)
Unamortized
    - Actuarial (gains) losses              (1,110)      (736)      (943)        (18)       (24)       (24)
    - Prior service cost                       246        263        276           2         (5)        (9)
    - Net initial (surplus) liability           (5)       (27)       (48)          1          2          2
                                           -------    -------    -------      ------     ------     ------
NET ASSET (LIABILITY) IN BALANCE SHEET     $     1    $   (29)   $   (34)     $ (201)    $ (203)    $ (203)
                                           =======    =======    =======     =======     =======    ======

     The accumulated benefit obligation (ABO) of pension plans is $3,661 ($3,414 in 1998 and $3,156 in 1997). For certain plans, the ABO exceeds the market value of the assets. For these plans, the ABO is $158 ($1,239 in 1998 and $1,086 in 1997) while the market value of the assets is $28 ($1,041 in 1998 and $951 in 1997).


                                                  PENSION BENEFITS                  OTHER BENEFITS
                                           -----------------------------       ---------------------------
                                              1999       1998       1997        1999       1998       1997
                                           -------    -------    -------       -----      -----      -----
COMPONENTS OF NET PERIODIC
     BENEFIT COST
Service cost                               $    99    $    84    $   73        $   4     $    4      $   4
Interest cost                                  241        236       231           11         11         12
Expected return on assets                     (301)      (293)     (274)          --         --         --
Amortization
     - Actuarial (gains) losses                (65)       (74)      (67)          (3)        (2)        (2)
     - Prior service cost                       76         94        83           (4)        (4)        (4)
     - Net initial (surplus) liability         (21)       (21)      (22)          --         --         --
                                           -------    -------    ------       ------     ------     ------
NET PERIODIC BENEFIT COST                  $    29    $    26    $   24        $   8     $    9      $  10
                                           =======    =======    ======       ======     ======     ======

(IN MILLIONS OF US$, EXCEPT WHERE INDICATED)

22   POSTRETIREMENTS BENEFITS [CONT'D]


                                      PENSION BENEFITS         OTHER BENEFITS
                                    1999    1998    1997    1999    1998    1997
                                    ----    ----    ----    ----    ----    ----
     WEIGHTED AVERAGE ASSUMPTIONS
       AT DECEMBER 31
     Discount rate                  6.5%    6.3%    6.8%    6.9%    6.4%    6.7%
     Average compensation growth    4.3%    4.3%    4.9%    5.0%    4.5%    4.9%
     Expected return on assets      7.3%    7.2%    7.3%     n/a     n/a     n/a
                                    ====    ====    ====    ====    ====    ====

     The assumed health care cost trend rate used for measurement purposes was 8.5% for 2000, decreasing gradually to 5.25% in 2006 and remaining at that level thereafter. A one percentage point change in assumed health care cost trend rates would have the following effects:


                                                             OTHER BENEFITS
                                                               1%      1%
                                                         INCREASE      DECREASE
                                                         --------      --------
     SENSITIVITY ANALYSIS
     Effect on service and interest costs                       1            (1)
     Effect on benefit obligation                               9            (8)
                                                         ========      ========


23   INFORMATION BY GEOGRAPHIC AREAS

                                       LOCATION                       1999     1998     1997
                                       ----------------             ------   ------   ------
     SALES AND OPERATING REVENUES      Canada                       $  620   $  580   $  658
     - THIRD PARTIES (BY DESTINATION)  United States                 3,067    3,073    2,946
                                       South America                   371      473      464
                                       United Kingdom                  450      548      596
                                       Germany                         641      769      693
                                       Other Europe                  1,249    1,556    1,522
                                       Asia and Pacific                877      748      848
                                       All other                        49       42       50
                                                                    ------   ------   ------
                                       Total                        $7,324   $7,789   $7,777
                                                                    ======   ======   ======
     SALES AND OPERATING REVENUES      Canada                       $1,852   $1,980   $1,926
       - INTERCOMPANY (BY ORIGIN)      United States                   528      504      541
                                       South America                    56       37       41
                                       United Kingdom                  327      294      369
                                       Germany                         147      143      203
                                       Other Europe                    109      301      318
                                       Asia and Pacific                 72       70       68
                                       All other                       260      358      350
                                                                    ------   ------   ------
                                       Sub-total                     3,351    3,687    3,816
                                       consolidation eliminations   (3,351)  (3,687)  (3,816)
                                                                    ------   ------   ------
                                       Total                        $   --   $   --   $   --
                                                                    ======   ======   ======
                                       Sales to subsidiary companies are made at fair market
                                       prices recognizing volume, continuity of supply and
                                       other factors.

     SALES AND OPERATING REVENUES      Canada                       $  941   $1,004   $1,169
       - THIRD PARTIES (BY ORIGIN)     United States                 3,119    3,229    3,063
                                       South America                   334      369      395
                                       United Kingdom                  445      515      538
                                       Germany                       1,196    1,379    1,291
                                       Other Europe                    520      777      780
                                       Asia and Pacific                671      491      515
                                       All other                        98       25       26
                                                                    ------   ------   ------
                                       Total                        $7,324   $7,789   $7,777


(in millions of US$, except where indicated)


                                        LOCATION                               1999         1998        1997
                                        --------                            -------      -------     -------

     NET INCOME*                        Canada                              $   111      $   133     $   245
                                        United States                           178          144         136
                                        South America                             5           13          27
                                        United Kingdom                           18            2          22
                                        Germany                                  30            7          --
                                        Other Europe                             16          (98)**       33
                                        Asia and Pacific                         82          117 ***      (1)
                                        All other                                33           39          35
                                        Consolidation eliminations              (13)          42         (29)
                                                                            -------      -------     -------
                                        Net income before
                                            extraordinary item                  460          399         468
                                        Extraordinary gain - Canada              --           --          17
                                                                            -------      -------     -------

                                        Total                               $   460      $   399     $   485
                                                                            =======      =======     =======
     PROPERTY, PLANT AND                Canada                              $ 3,050      $ 2,376     $ 2,095
       EQUIPMENT - NET                  United States                           681          714         736
       AT DECEMBER 31                   South America                           743          710         567
                                        United Kingdom                          444          462         406
                                        Germany                                 499          650         631
                                        Other Europe                            147          349         609
                                        Asia and Pacific                        575          339         134
                                        All other                               295          297         280
                                                                            -------      -------     -------
                                        Total                               $ 6,434      $ 5,897     $ 5,458
                                                                            =======      =======     =======
     CAPITAL EXPENDITURES               Canada                              $   845      $   326     $   186
     AND INVESTMENTS                    United States                            63           62          71
                                        South America                            86          188         118
                                        United Kingdom                           41           85          97
                                        Germany                                  49           44          55
                                        Other Europe                             21           35          54
                                        Asia and Pacific                        158           84          21
                                        All other                                35           53          39
                                                                            -------      -------     -------
                                        Total                               $ 1,298      $   877     $   641
                                                                            =======      =======     =======
     AVERAGE NUMBER OF                  Canada                                   11           11          11
       EMPLOYEES (IN THOUSANDS)         United States                             4            4           4
                                        South America                             3            3           3
                                        United Kingdom                            3            3           3
                                        Germany                                   4            5           5
                                        Other Europe                              2            3           3
                                        Asia and Pacific                          8            5           2
                                        All other                                 3            2           2
                                                                            -------      -------     -------
                                        Total                                    38           36          33
                                                                            =======      =======     =======

       * IF PRESENTED TO REFLECT THE EFFECT OF PRIOR YEARS'INCOME TAX REASSESSMENTS DESCRIBED IN NOTE 7, IN ADDITION TO THE NET BENEFIT OF $31 RECORDED IN CANADA IN 1999, NET INCOME IN CANADA IN 1999 WOULD BE INCREASED BY A FURTHER $68 AND DECREASED BY $52 IN THE UNITED
         STATES, $8 IN THE UNITED KINGDOM AND $8 IN GERMANY. IN 1997, NET INCOME IN CANADA WOULD HAVE BEEN REDUCED BY $109 AND INCREASED BY $93 IN THE UNITED STATES, $8 IN THE UNITED KINGDOM AND $8 IN GERMANY.

      ** INCLUDES WRITE-DOWN OF $120 AFTER TAX RELATED TO THE AUGHINISH
         ALUMINA REFINERY.

     *** INCLUDES GAIN OF $140 AFTER TAX RELATED TO THE SALE OF A PORTION OF THE
         COMPANY'S INVESTMENT IN NIPPON LIGHT METAL COMPANY, LTD.


24   INFORMATION BY OPERATING SEGMENT

     The following presents selected information by operating segment, viewed on a stand-alone basis and as viewed by the Chief Executive Officer who is the Company's chief operating decision maker. In March 1999, the Company announced the creation of two global operating segments, the Primary Metal Group and the Global Fabrication Group. Transactions between operating segments are conducted on an arm's-length basis and reflect market prices. Thus, income from the Primary Metal Group is mainly profit on metal produced by the Company, whether sold to third parties or used in the Company's Global Fabrication Group. Income from the Global Fabrication Group represents only the fabricating profit on rolled products and downstream businesses. The accounting principles used to prepare the information by operating segment are the same as those used to prepare the consolidated financial statements of the

(IN MILLIONS OF US$, EXCEPT WHERE INDICATED)

     Company except that the pension costs for the operating segments are based on the normal current service cost with all actuarial gains, losses and other adjustments being included in Intersector and other items. Some Corporate office and certain other costs have been allocated to the respective operating segments. Comparative information has been restated to conform to the 1999 corporate structure.

                                                   SALES AND OPERATING REVENUES                                 OPERATING INCOME
                                           INTERSECTOR                  THIRD PARTIES
                                -----------------------------       -----------------------------       ---------------------------
                                  1999       1998      1997          1999        1998       1997          1999      1998      1997
                                --------   --------  --------       -------    -------    -------       -------   -------   -------

     Primary metal group         $ 1,317    $ 1,405   $ 1,486       $ 1,689    $ 1,813    $ 2,023       $   325   $   402   $   666
     Global Fabrication Group         34         --        --         5,607      5,963      5,737           301       231       209
     Intersector and other items $(1,351)    (1,405)   (1,486)           28         13         17           159       153         7
                                 -------    -------   -------       -------    -------    -------       -------   -------   -------
                                 $    --    $    --   $    --       $ 7,324    $ 7,789    $ 7,777           785       786       882
                                 =======    =======   =======       =======    =======    =======       =======   =======   =======


     RECONCILIATION TO NET INCOME BEFORE EXTRAORDINARY ITEM

     Equity loss                                                                                            (1)      (48)       (33)
     Corporate offices                                                                                     (37)      (37)       (32)
     Interest                                                                                              (76)      (92)      (101)
     Income taxes                                                                                         (211)     (210)      (248)
                                                                                                        ------    ------    -------
     NET INCOME BEFORE EXTRAORDINARY ITEM                                                                 $460      $399       $468
                                                                                                        ======    ======    =======

     Included in 1999 Intersector and other items are a gain of $44 from the sale of the Company's piston operations in Germany, a gain of $37 from the sale of a portion of the Company's portfolio investment in NLM, a gain of $19 from the sale of property in the U.K. and a gain of $8 from the sale of a subsidiary in France.

     Included in 1998 Intersector and other items are a gain of $146 from the sale of a portion of the Company's interest in NLM and a loss of $143 related to the impairment of the Aughinish alumina refinery assets sold in 1999.

     Included in 1999 Operating income for the Primary Metal Group is $38 related to rationalization costs.

     Included in 1998 Operating income for the Global Fabrication Group is $16 related to rationalization costs in Europe and Asia.

     TOTAL ASSETS AT DECEMBER 31                                                          1999       1998        1997
                                                                                        -------    -------     -------
     Primary Metal Group                                                                 $4,793     $4,351      $4,239
     Global Fabrication Group                                                             4,507      4,706       4,318
     Cash and other corporate items                                                         549        844         817
                                                                                        -------    -------     -------
                                                                                         $9,849     $9,901      $9,374

                                                          DEPRECIATION                        CAPITAL EXPENDITURES
                                                      1999       1998      1997            1999       1998        1997
                                                 ---------------------------------     -------------------------------

     Primary Metal Group                          $   232        $ 227       $ 216       $  907     $  475      $  346
     Global Fabrication Group                         235          225         210          383        395         282
     Intersector and other items                       10           10          10            8          7          13
                                                 --------       ------      ------      -------     ------      ------
                                                  $   477        $ 462       $ 436       $1,298     $  877      $  641
                                                 ========       ======      ======      =======     ======      ======

25   PRIOR YEAR AMOUNTS

     Certain prior year amounts have been reclassified to conform with the 1999 presentation.

26   COMBINATION AGREEMENT WITH PECHINEY AND ALUSUISSE LONZA GROUP LTD.

     On September 15, 1999, the Company entered into a combination agreement with Pechiney and Alusuisse Lonza Group Ltd. (algroup). The proposed combination will be accomplished through two independent exchange offers of the Company's shares, one for all of the outstanding shares of Pechiney and the other for all of the outstanding shares of algroup. Upon completion of the combination, which is subject to regulatory approvals, assuming that all of the Pechiney and algroup shares are exchanged for the Company's shares, the Company's shareholders would hold 44% of the shares of the Combined Company on a fully diluted basis. On November 22, 1999, the Company's shareholders approved the issuance of the Company's shares under the two independent exchange offers.

ELEVEN-YEAR SUMMARY


                                               1999    1998    1997    1996    1995    1994    1993    1992    1991    1990    1989
                                               ----    ----    ----    ----    ----    ----    ----    ----    ----    ----    ----
CONSOLIDATED  REVENUES
      INCOME    Sales and operating revenues  7,324   7,789   7,777   7,614   9,287   8,216   7,232   7,596   7,748   8,757   8,839
   STATEMENT    Other income                    179     231      88      75     100     109      75      69      82     162     208
       ITEMS  ---------------------------------------------------------------------------------------------------------------------
(in millions  TOTAL REVENUES                  7,503   8,020   7,865   7,689   9,387   8,325   7,307   7,665   7,830   8,919   9,047
     of US$)  =====================================================================================================================
              COSTS AND EXPENSES
                Cost of sales and
                  operating expenses          5,695   6,076   6,005   5,919   7,247   6,740   6,002   6,300   6,455   6,996   6,682
                Depreciation                    477     462     436     431     447     431     443     449     429     393     333
                Selling, administrative and
                  General expenses              375     448     444     422     484     528     551     596     635     659     600
                Research and development
                  expenses                       67      70      72      71      76      72      99     125     131     150     136
                Interest                         76      92     101     125     204     219     212     254     246     197     130
                Other expenses                  127     219      54      88      61      95     106     118     163      65      62
                Income taxes                    211     210     248     212     326     112     (13)    (17)   (104)    126     350
              Equity income (loss)               (1)    (48)    (33)    (10)     (3)    (29)    (12)     53      89     211      97
              Minority interests                (14)      4      (4)     (1)      4      (3)      1      (5)     --      (1)    (16)
              ---------------------------------------------------------------------------------------------------------------------
              Net income (Loss) before
                extraordinary item              460     399     468     410     543      96    (104)   (112)    (36)    543     835
                Extraordinary gain (loss)        --      --      17      --    (280)     --      --      --      --      --      --
              ---------------------------------------------------------------------------------------------------------------------
              Net income (loss)                 460     399     485     410     263      96    (104)   (112)    (36)    543     835
                Preference dividends              9      10      10      16      24      21      18      23      20      22      21
              ---------------------------------------------------------------------------------------------------------------------
              Net income (Loss) attributable
                to common shareholders          451     389     475     394     239      75    (122)   (135)    (56)    521     814
===================================================================================================================================
CONSOLIDATED  Operating working capital       1,307   1,682   1,483   1,461   1,731   1,675   1,314   1,460   1,717   1,842   1,774
     BALANCE  Property, plant and
 SHEET ITEMS    equipment - net               6,434   5,897   5,458   5,470   5,672   5,534   6,005   6,256   6,525   6,167   5,260
(in millions  Total assets                    9,849   9,901   9,374   9,228   9,736  10,003   9,812  10,154  10,843  10,681   9,518
     of US$)  Total debt                      1,489   1,789   1,515   1,516   1,985   2,485   2,652   2,794   3,024   2,648   1,734
              Deferred income taxes             781     747     969     996     979     914     888     955   1,126   1,092   1,044
              Preference shares                 160     160     203     203     353     353     353     353     212     212     212
              Common shareholders' equity     5,381   5,359   4,871   4,661   4,482   4,308   4,096   4,266   4,730   4,942   4,610
===================================================================================================================================
  PER COMMON  Net income (Loss) before
       SHARE    extraordinary item             2.06    1.71    2.02    1.74    2.30    0.34   (0.54)  (0.60)  (0.25)   2.33    3.58
    (in US$)  Net income (Loss)                2.06    1.71    2.09    1.74    1.06    0.34   (0.54)  (0.60)  (0.25)   2.33    3.58
              Dividends paid                   0.60    0.60    0.60    0.60    0.45    0.30    0.30    0.45    0.86    1.12    1.12
              Common shareholders' equity     24.65   23.71   21.43   20.57   19.84   19.17   18.28   19.06   21.17   22.19   20.30
              Market price - NYSE close       41.38   27.06   27.63   33.63   31.13   25.38   20.75   17.63   20.00   19.50   22.88
===================================================================================================================================
    OPERATING CONSOLIDATED ALUMINUM SHIPMENTS
         DATA Ingot products*                   859     829     858     810     801     897     887     870     866     857     743
(in thousands Fabricated products             1,911   1,823   1,694   1,539   1,733   1,763   1,560   1,389   1,333   1,488   1,518
    of tonnes Fabrication of
       except   customer-owned metal            315     289     276     258     225     189      91     206     145      81      75
   LME price) ---------------------------------------------------------------------------------------------------------------------
              Total aluminum shipments        3,085   2,941   2,828   2,607   2,759   2,849   2,538   2,465   2,344   2,426   2,336
              Consolidated primary aluminum
                production                    1,518   1,481   1,429   1,407   1,278   1,435   1,631   1,612   1,695   1,651   1,643
              Consolidated aluminum purchases 1,297   1,227   1,254   1,003   1,365   1,350     865     675     591     646     718
              Consolidated aluminum
                inventories (end of year)       477     469     451     408     449     435     403     418     463     447     539
              Primary aluminum capacity**
                Consolidated subsidiaries     1,583   1,706   1,558   1,561   1,561   1,561   1,711   1,711   1,676   1,685   1,685
              Total consolidated subsidiaries
                and related companies         1,583   1,706   1,695   1,698   1,712   1,712   1,862   1,862   1,827   1,836   1,836
              Average three-month LME price
                (US$ per tonne)               1,388   1,379   1,620   1,536   1,830   1,500   1,161   1,278   1,333   1,636   1,916
===================================================================================================================================
       OTHER  Cash from operating activities
  STATISTICS    (in millions of US$)          1,182     739     719     981   1 044      65     444     465     659     760     970
              Cash from (used for)
                financing activities
                (in millions of US$)           (629)    (95)    (46)   (700)   (744)   (191)   (172)    (44)    197     433     (67)
              Cash from (used for)
                investment activities
                (in millions of US$)           (838)   (656)   (587)    178    (273)     71    (339)   (450)   (857) (1,245) (1,329)
              Capital expenditures
                (in millions of US$)          1,298     877     641     482     441     356     370     474     880   1,367   1,466
              Ratio of total borrowings
                to equity (%)                 21:79   24:76   23:77   23:77   29:71   35:65   37:63   37:63   37:63   33:67   26:74
              Average number of employees
                (in thousands)                   38      36      33      34      39      42      46      49      54      57      57
              Common shareholders - registered
                (in thousands at end of year)    20      20      21      22      23      26      28      32      34      38      40
              Common shares outstanding
                (in millions at end of year)    218     226     227     227     226     225     224     224     223     223     227
                Registered in Canada (%)         61      60      61      61      61      55      59      69      68      54      44
                Registered in the
                  United States (%)              39      39      39      39      38      44      40      30      31      44      54
                Registered in other
                  countries (%)                  --       1      --      --       1       1       1       1       1       2       2
              Return on average common
                shareholders' equity (%)          9       7      10       9       5       2      (3)     (3)     (1)     11      19
                Before extraordinary item (%)                    10              11
===================================================================================================================================

[FN]

*  INCLUDES PRIMARY AND SECONDARY INGOT AND SCRAP.

** PRIMARY ALUMINUM CAPACITY HAS BEEN RESTATED TO REFLECT BETTER THE
   ACTUAL PRODUCTION LEVELS ACHIEVED OVER A PERIOD OF TIME.

SEE NOTE 5 TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR U.S. GAAP INFORMATION.

                                     64-65

QUARTERLY FINANCIAL DATA
(IN MILLIONS OF US$, EXCEPT WHERE INDICATED)


     (unaudited)                                               First       Second      Third       Fourth       Year
                                                               ------      ------      ------      ------      ------

     1999
     Revenues                                                  $1,841      $1,835      $1,884      $1,943      $7,503
     Cost of sales and operating expenses                       1,468       1,396       1,390       1,441       5,695
     Depreciation                                                 118         117         116         126         477
     Income taxes                                                  34          69          71          37         211
     Other items                                                  183         182         149         146         660
                                                               ------      ------      ------      ------      ------
     Net income(1)                                             $   38      $   71      $  158      $  193      $  460
     Dividends on preference shares                                 3           1           3           2           9
                                                               ------      ------      ------      ------      ------
     Net income attributable to common shareholders            $   35      $   70      $  155      $  191      $  451
                                                               ------      ------      ------      ------      ------
     Net income per common share (IN US$)(2)                   $ 0.16      $ 0.32      $ 0.71      $ 0.87      $ 2.06
     Net income under U.S. GAAP(3)                             $   38      $   67      $  160      $  190      $  455
                                                               ======      ======      ======      ======      ======
     1998
     Revenues                                                   1,971      $2,005      $1,960      $2,084      $8,020
     Cost of sales and operating expenses                       1,497       1,549       1,514       1,516       6,076
     Depreciation                                                 110         113         116         123         462
     Income taxes                                                  78          76          44          12         210
     Other items                                                  169         181         179         344         873
                                                               ------      ------      ------      ------      ------
     Net income(1)                                             $  117      $   86      $  107      $   89      $  399
     Dividends on preference shares                                 3           2           3           2          10
                                                               ------      ------      ------      ------      ------
     Net income attributable to common shareholders            $  114      $   84      $  104      $   87      $  389
                                                               ------      ------      ------      ------      ------
     Net income per common share (IN US$)(2)                   $ 0.50      $ 0.37      $ 0.46      $ 0.38      $ 1.71
     Net income under U.S. GAAP(3)                             $  117      $   94      $  103      $  103      $  417
                                                               ======      ======      ======      ======      ======

     1997
     Revenues                                                  $1,898      $2,030      $1,965      $1,972      $7,865
     Cost of sales and operating expenses                       1,453       1,555       1,506       1,491       6,005
     Depreciation                                                 107         110         106         113         436
     Income taxes                                                  42          69          76          61         248
     Other items                                                  153         180         197         178         708
                                                               ------      ------      ------      ------      ------
     Net income before extraordinary item                         143         116          80         129         468
     Extraordinary gain                                            --          --          --          17          17
                                                               ------      ------      ------      ------      ------
     Net income(1)                                             $  143      $  116      $   80      $  146      $  485
     Dividends on preference shares                                 3           2           2           3          10
                                                               ------      ------      ------      ------      ------
     Net income attributable to common shareholders            $  140      $  114      $   78      $  143      $  475
                                                               ------      ------      ------      ------      ------
     Net income before extraordinary item per
          common share (IN US$)(2)                             $ 0.62      $ 0.50      $ 0.34      $ 0.56      $ 2.02
     Extraordinary gain per common share (IN US$)                  --          --          --        0.07        0.07
                                                               ------      ------      ------      ------      ------
     Net income per common share (IN US$)(2)                   $ 0.62      $ 0.50      $ 0.34      $ 0.63      $ 2.09
     Net income before extraordinary item
          under U.S. GAAP(3)                                   $  142      $  141      $   90      $  131      $  504
     Net income under U.S. GAAP(3)                             $  142      $  141      $   90      $  148      $  521
                                                               ======      ======      ======      ======      ======


(1) THE SECOND QUARTER OF 1999 INCLUDES AN AFTER-TAX GAIN OF $26 ON THE SALE OF THE COMPANY'S PISTON OPERATIONS IN GERMANY AND A RESTRUCTURING CHARGE OF $20 RELATING TO THE COMPANY'S FULL BUSINESS POTENTIAL PROGRAM. THE THIRD QUARTER OF 1999 INCLUDES AFTER-TAX GAINS ON THE SALE OF BUSINESSES, PRINCIPALLY A FURTHER SALE OF SHARES IN NLM IN JAPAN AND THE COMPANY'S BUILDING PRODUCTS BUSINESS IN FRANCE, TOTALLING $47, AS WELL AS RATIONALIZATION OF $5 IN THE PRIMARY METAL GROUP. THE FOURTH QUARTER OF 1999 INCLUDES A FAVOURABLE TAX ADJUSTMENT IN CANADA RELATING TO PRIOR PERIODS OF $31, A GAIN ON DISPOSAL OF PROPERTY, PRINCIPALLY IN THE U.K. OF $17, OFFSET IN PART BY $8 FROM RATIONALIZATION COSTS IN THE U.K. AND JAMAICA.

     THE FIRST QUARTER OF 1998 INCLUDED AN AFTER-TAX CHARGE OF $11 RELATED TO ALCAN'S SHARE OF CONSTRUCTION CONTRACT LOSSES AND RESTRUCTURING COSTS AT NLM IN JAPAN. THE SECOND QUARTER OF 1998 INCLUDED AN AFTER-TAX CHARGE OF $16 RELATED TO ALCAN'S SHARE OF RESTRUCTURING COSTS AT NLM. THE THIRD QUARTER OF 1998 INCLUDED AN AFTER-TAX GAIN OF $20 FOR EXCHANGE REVALUATION OF THE COMPANY'S ACCUMULATED DEFERRED TAX LIABILITY AND AFTER-TAX CHARGES OF $7 FOR RATIONALIZATION COSTS IN EUROPE. THE FOURTH QUARTER OF 1998 INCLUDED AN AFTER-TAX GAIN OF $140 FROM THE SALE OF A PORTION OF THE COMPANY'S INVESTMENT IN NLM, AN AFTER-TAX LOSS OF $120 FROM THE WRITE-DOWN FOR IMPAIRMENT OF THE AUGHINISH ALUMINA REFINERY ASSETS SOLD IN 1999, AN AFTER-TAX GAIN OF $8 PRINCIPALLY FROM THE SALE OF HANDY CHEMICALS LTD., AND $9 FROM RATIONALIZATION COSTS IN EUROPE AND ASIA.

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

(2) NET INCOME PER COMMON SHARE CALCULATIONS ARE BASED ON THE AVERAGE NUMBER OF COMMON SHARES OUTSTANDING IN EACH PERIOD.

(3) SEE NOTE 5 TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR EXPLANATION OF DIFFERENCES BETWEEN CANADIAN AND U.S. GAAP.

CORPORATE GOVERNANCE

The business and affairs of Alcan are managed by its Board of Directors acting through the Management of the Company. The Directors and Officers of Alcan are named on the following page. In discharging its duties and obligations, the Alcan Board acts in accordance with the provisions of the Canada Business Corporations Act, the Company's constituting documents and by-laws and other applicable legislation and Alcan policies.

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

The Toronto Stock Exchange now requires a formal description of corporate governance practices by all listed companies. Alcan's disclosure in this regard is published in the Management Proxy Circular issued in connection with the forthcoming Annual Meeting; a copy is available from Shareholder Services at the address on the back cover.

Committees of the Board (described briefly at right) assist the Board in carrying out its functions and make recommendations to it on various matters. Membership of these Committees is indicated on the following page.

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

DIRECTORS AND OFFICERS
(AS AT FEBRUARY 10, 2000)

DIRECTORS                                                        OFFICERS

JOHN R. EVANS, C.C.1, 3, 8                                       JACQUES BOUGIE
Chairman of the Board of Alcan Aluminium Limited,                President and Chief Executive Officer
Montreal
AGE 70, DIRECTOR SINCE 1986
                                                                 ROBERT L. BALL
JACQUES BOUGIE, O.C.                                             Executive Vice President
President and Chief Executive Officer
of Alcan Aluminium Limited, Montreal                             RICHARD B. EVANS
AGE 52, DIRECTOR SINCE 1989                                      Executive Vice President,
                                                                 PRESIDENT, ALCAN GLOBAL FABRICATION GROUP
WARREN CHIPPINDALE, F.C.A., C.M.1, 4, 7
Director of various companies, Montreal                          EMERY P. LEBLANC
AGE 71, DIRECTOR SINCE 1986                                      Executive Vice President,
                                                                 PRESIDENT, ALCAN PRIMARY METAL GROUP
ELEANOR R. CLITHEROE1, 7
President and Chief Executive Officer                            BRIAN W. STURGELL
of Ontario Hydro Services Company, Toronto                       Executive Vice President, Corporate Development
AGE 46, DIRECTOR SINCE 1999
                                                                 SURESH THADHANI
TRAVIS ENGEN3, 5, 7                                              Executive Vice President and Chief Financial Officer
Chairman, President and Chief Executive Officer
of ITT Industries, Inc., New York                                CYNTHIA CARROLL
AGE 55, DIRECTOR SINCE 1996                                      Vice President,
                                                                 PRESIDENT, ALUMINA AND CHEMICALS
ALLAN E. GOTLIEB, C.C.3, 5, 7
Director of various companies, Toronto                           DANIEL GAGNIER
AGE 71, DIRECTOR SINCE 1989                                      Vice President, Corporate Affairs, Environment,
                                                                 Occupational Health & Safety
J. E. NEWALL, O.C.3, 6, 7
Chairman and Director                                            DAVID MCAUSLAND
of NOVA Chemicals Corporation, Calgary                           Vice President, Chief Legal Officer and Secretary
AGE 64, DIRECTOR SINCE 1985
                                                                 GASTON OUELLET
DR. PETER H. PEARSE, C.M.5, 7                                    Vice President, Human Resources
Natural resources consultant, Vancouver
AGE 67, DIRECTOR SINCE 1989                                      GLENN R. LUCAS
                                                                 Treasurer
SIR GEORGE RUSSELL, C.B.E.1, 3, 7
Chairman of 3i Group plc, London                                 1 MEMBER OF AUDIT
AGE 64, DIRECTOR SINCE 1987                                        COMMITTEE
                                                                 2 CHAIRMAN OF AUDIT
GUY SAINT-PIERRE, O.C.2, 7                                         COMMITTEE
Chairman of SNC-Lavalin Group Inc., Montreal                     3 MEMBER OF PERSONNEL
AGE 65, DIRECTOR SINCE 1994                                        COMMITTEE
                                                                 4 CHAIRMAN OF PERSONNEL
GERHARD SCHULMEYER1, 7                                             COMMITTEE
President and Chief Executive Officer                            5 MEMBER OF ENVIRONMENT
of Siemens Corp., New York                                         COMMITTEE
AGE 61, DIRECTOR SINCE 1996                                      6 CHAIRMAN OF ENVIRONMENT
                                                                   COMMITTEE
PAUL M. TELLIER, C.C.1, 5, 7                                     7 MEMBER OF CORPORATE
President and Chief Executive Officer                              GOVERNANCE COMMITTEE
of Canadian National Railway Company, Montreal                   8 CHAIRMAN OF CORPORATE
AGE 60, DIRECTOR SINCE 1998                                        GOVERNANCE COMMITTEE

SHAREHOLDER INFORMATION

COMMON SHARES

The principal markets for trading in Alcan's common shares are the New York and Toronto stock exchanges. The common shares are also traded on the Chicago, Pacific, London, Paris, Brussels, Amsterdam, Frankfurt and Swiss stock exchanges.

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

PREFERENCE SHARES

The preference shares are listed on the Toronto Stock Exchange. The transfer agent for the preference shares is CIBC Mellon Trust Company.

INVESTMENT PLANS

The Company offers holders of common shares two convenient ways of buying additional Alcan common shares without payment of brokerage commissions. These are known as the Dividend Reinvestment Plan and the Share Purchase Plan. Copies of the prospectus describing these Plans may be obtained from Shareholder Services at the address on the back cover.

SECURITIES REPORTS FOR 1999

The Company's Annual Information Form, to be filed with the Canadian securities commissions, and the annual 10-K report, to be filed with the Securities and Exchange Commission in the United States, will be available to shareholders after April 1, 2000. Copies of both may be obtained from Shareholder Services at the address on the back cover.

           DIVIDEND                             PRICES* AND AVERAGE DAILY TRADING VOLUMES
------------------------------------------------------------------------------------------------------------------
                               NEW YORK STOCK EXCHANGE (US$)            TORONTO STOCK EXCHANGE (CAN$)
------------------------------------------------------------------------------------------------------------------

1999          US$       HIGH        LOW         CLOSE     AVG. DAILY     HIGH       LOW       CLOSE     AVG. DAILY
QUARTER                                                     VOLUME                                        VOLUME
------------------------------------------------------------------------------------------------------------------
FIRST        0.150    30 14/16    22 15/16    25 13/16      548,364      46.45      34.15     38.85       657,380
SECOND       0.150    33 12/16    25 15/16    31 15/16      806,756      49.50      38.80     46.75       819,628
THIRD        0.150    36 15/16    29  3/16    31  4/16      806,492      54.90      43.05     46.10       632,561
FOURTH       0.150    42          30 12/16    41  6/16      913,348      61.00      45.25     59.40       614,803
------------------------------------------------------------------------------------------------------------------
YEAR         0.600
------------------------------------------------------------------------------------------------------------------

1998
QUARTER
------------------------------------------------------------------------------------------------------------------
FIRST        0.150    34 1/2      24 1/2      31 1/4        371,616      48.50      35.10     44.25       563,447
SECOND       0.150    33 7/16     25 15/16    27 10/16      400,443      47.95      38.25     40.50       482,864
THIRD        0.150    28 3/16     18 11/16    23 7/16       322,500      41.60      28.30     36.15       486,748
FOURTH       0.150    28 15/16    21 3/4      27 1/16       456,005      44.85      33.60     41.50       585,815
-----------------------------------------------------------------------------------------------------------------
YEAR         0.600
-----------------------------------------------------------------------------------------------------------------

[FN]
* THE SHARE PRICES ARE THOSE REPORTED AS "NEW YORK STOCK EXCHANGE - CONSOLIDATED TRADING" AND REPORTED BY THE TORONTO STOCK EXCHANGE.

FURTHER INFORMATION

CONTACT FOR SHAREHOLDER ACCOUNT INQUIRIES:
Linda Burton
Manager, Shareholder Services
Telephone: (514) 848-8050
or 1-888-252-5226 (toll free)
shareholder.services@alcan.com

INVESTOR CONTACT:
Alan G. Brown
Director, Investor Relations
Telephone: (514) 848-8368
investor.relations@alcan.com

MEDIA CONTACT:
Mathieu Bouchard
General Manager, Corporate Affairs and Communications
Telephone: (514) 848-8186
media.relations@alcan.com

VERSION FRANCAISE

Pour obtenir la version francaise de ce rapport, veuillez ecrire aux Services aux actionnaires dont l'adresse figure a l'endos du present rapport annuel.



VISIT ALCAN'S WEB SITE:

www.alcan.com

Further information on Alcan and its activities is available on Alcan's World Wide Web site and contained in various Company Publications. These publications, such as A COMMITMENT TO CONTINUAL ENVIRONMENTAL IMPROVEMENT as well as Alcan's Environmental and Health and Safety policies, are available by writing to the address on the back cover.

(LOGO)

THIS REPORT WAS PRINTED USING VEGETABLE-BASED INKS AND IS RECYCLABLE.

[PICTURE]

PAVING THE WAY TO A BRIGHT FUTURE


[ALCAN LOGO]

1188 Sherbrooke Street West
Montreal, Quebec, Canada
H3A 3G2

www.alcan.com

Mailing Address:
P.O. Box 6090
Montreal, Quebec, Canada
H3C 3A7

Telephone: (514) 848-8000
Telecopier: (514) 848-8115

Printed in Canada