Form 10-K405, Exhibit 13
period 2000-12-31
ALCAN INC
filed 2001-03-30
CIK 4285

Exhibit 13


                                  [ALCAN LOGO]



                                  IMAGINATION
                               MATERIALIZED . . .











                        Alcan Inc., 2000 Annual Report

                                  [ALCAN LOGO]




                                  IMAGINATION
                               MATERIALIZED . . .


             Innovative Aluminum and Packaging Solutions Worldwide





                        Alcan Inc., 2000 Annual Report

PROFILE
Alcan Inc., a Canadian corporation, is a $13-billion organization and the parent company of an international group operating in the aluminum and packaging sectors. Alcan's unique strengths lie in its expansive network of operations with 53,000 dedicated employees, a global customer base, innovative products and advanced technologies. With a strong commitment to the highest standards in all aspects of its operations, the Company is a valued corporate partner to its stakeholders.

ALCAN IS:

(bullet) A strongly competitive producer of primary metal through its unique combination of power generation capabilities, raw materials management and low-cost smelting capacity;

(bullet) A global force in aluminum fabrication, with low-cost rolling operations, leadership in can stock and a wide array of value-added engineered products;

(bullet) The largest converter of flexible packaging in Europe and one of the world's leading suppliers of packaging materials for the fast moving consumer goods, pharmaceutical and cosmetics industries;

(bullet) An innovative solutions provider through the development of strategic customer partnerships such as in the automotive/transportation sector.

Alcan Inc. is a multicultural, multilingual organization with a presence in some 40 countries. Alcan's shares are traded internationally and are listed on the New York, Toronto, London, Frankfurt and Swiss stock exchanges. The word ALCAN and the Alcan symbol are registered trademarks in more than 100 countries.

                                   HIGHLIGHTS
                                  OF THE YEAR

Highlights of the Year                            1
Message to Shareholders                           2
The Alcan Group's Businesses at a Glance          6
Imagination Materialized                          8
Corporate Citizenship                            18
Management's Discussion and Analysis             22
Financial Section                                45
Corporate Governance                             77
Directors and Officers                           78
Shareholder Information                          79
Glossary                                         80
Company Information                              81

                              ALCAN'S NAME CHANGE

ON MARCH 1, 2001, ALCAN ALUMINIUM LIMITED CHANGED ITS NAME TO ALCAN INC. THE NEW NAME WAS SELECTED BY THE BOARD OF DIRECTORS PURSUANT TO THE AUTHORITY CONFERRED BY THE SHAREHOLDERS' RESOLUTION, WHICH WAS ADOPTED ON NOVEMBER 22, 1999.

THE INFORMATION PRESENTED THROUGHOUT THIS REPORT INCLUDES DATA OF ALUSUISSE GROUP LTD (ALGROUP) ONLY SINCE THE COMPLETION OF THE MERGER IN OCTOBER 2000.

1 > Highlights of the Year

                                                                2000                1999            1998
                                                                ------             -----           -----
Financial Data
(in millions of US$, except where indicated)
  Sales and operating revenues                                   9,148             7,324           7,789
  Net income                                                       618               460             399
  Economic Value Added (EVA(R))(1)
    Excluding purchase accounting adjustments(2)                   153              (111)           (285)
    Including purchase accounting adjustments(2)                    19               N/A             N/A
  Return (%) on average common shareholders' equity                 10                 9               7
  Total assets (at year-end)                                    18,407             9,849           9,901
  Capital investments                                            1,735             1,298             877
  Ratio of borrowings to equity (at year-end)                    33:67             21:79           24:76
  Per common share (in us$)
    Net income                                                    2.45              2.06            1.71
    Dividends                                                     0.60              0.60            0.60
    Price on NYSE (at year-end)                                  34.19             41.38           27.06
                                                                ------             -----           -----
Operating Data
(in thousands of tonnes)
  Ingot products shipments(3)                                      974               859             829
  Rolled products shipments(4), (5)                              2,183             1,924           1,892
  Aluminum used in engineered products and packaging               352               302             220
  Primary aluminum production                                    1,562             1,518           1,481
                                                                ------             -----           -----
Average LME Three-Month Price
(in US$/tonne)                                                   1,567             1,388           1,379
                                                                ------             -----           -----

1  EVA is a registered trademark of Stern Stewart & Co.

2 Goodwill and asset revaluation related to the algroup merger, as well as depreciation and amortization.

3 Includes primary and secondary ingot and scrap, as well as shipments from metal trading activities.

4  Includes conversion of customer-owned metal.

5 Includes foil products for 1998 only; foil operations have been reclassified to the packaging segment for 1999 and 2000.

Net Income and Average
LME Three-Month Price                  Rolled Products Shipments(dagger)

[GRAPHIC]                              [GRAPHIC]

[] Net Income                          [] Rolled products shipments
(Before extraordinary item)            [] Rolled products shipments adjusted
                                          for acquisitions and divestments

With higher metal prices,              Rolled products shipments have
continued progress under the           increased by more than 40%
Full Business Potential program        over the last five years.
and the inclusion of algroup for
the fourth quarter, net income         (dagger) includes conversion of
in 2000 was 34% higher than in                  customer-owned metal and
the previous year.                              includes foil products for
                                                1996, 1997 and 1998; foil
                                                operations have been
                                                reclassified to the packaging
                                                segment for 1999 and 2000.

2

MESSAGE TO SHAREHOLDERS

[PICTURE]

John R. Evans,
Chairman of the Board

OUR STRATEGIC PRIORITIES

> Manage a smooth transition to the new Alcan.

> Surpass our targets for earnings improvement programs and merger synergies.

> Position Alcan as the global partner of choice in both aluminum and packaging, perceived as NO. 1 in the eyes of customers.

> Maintain profitable growth momentum and achieve our governing objective to maximize shareholder value.

3 > Message to Shareholders

The year 2000 ended on a high note with our successful conclusion of the Alcan-algroup merger. By combining the complementary strengths of these two outstanding organizations, the new Alcan has emerged as a dynamic global leader in both aluminum and packaging with annual revenues of approximately $13 billion -- plus exceptional upside potential in terms of future growth and value creation.

ENHANCED COMPETITIVE POSITION -- NEW GROWTH PLATFORM

With 53,000
employees in some 40 countries, Alcan benefits from enhanced competitive positions in key sectors such as:

(bullet)  Primary metal -- maintaining a low-cost position in primary aluminum;

(bullet) Aluminum fabrication -- with low-cost, high-quality rolling operations, plus leadership in can stock globally and value-added products in Europe;

(bullet) Automotive -- where we now enjoy industry leadership in both Europe and North America as a provider of aluminum solutions to major automakers such as Audi/Volkswagen, Ford and General Motors;

(bullet) Packaging -- a significant new growth platform for Alcan, underpinned by established leadership in food flexible, pharmaceutical, cosmetics/personal care and other specialty areas.

In short, the new Alcan is a cutting-edge organization with a remarkable combination of talented people, innovative products and advanced technologies. It is uniquely equipped to devise creative solutions to meet customers' needs -- a capability we like to think of as Imagination Materialized.

INCREASED EARNINGS

Continued progress in Alcan's Full Business Potential (FBP) earnings improvement program, increased fabricated products volumes and higher average metal prices contributed to a significant increase in earnings for 2000. The Company generated consolidated net income of $618 million, an increase of 34% from 1999. Those results incorporate the operations of the former algroup for the fourth quarter of 2000, and include non-cash, merger-related charges of $60 million.

SYNERGIES GREATER THAN ANTICIPATED

The merger integration process got off to a running start and is progressing very well. Management now expects total synergies of some $200 million, 33% higher than originally anticipated. Furthermore, integration costs will be considerably lower, $100 million versus an earlier estimate of $150 million.

[PICTURE]

Travis Engen,
Alcan's new President and CEO

Effective March 12, 2001, Travis Engen is appointed Alcan's new President and Chief Executive Officer (CEO). Prior to assuming this post, Mr. Engen was chairman and chief executive of ITT Industries, Inc. He has been a member of Alcan's Board of Directors since 1996. Expressing the unanimous support of the Board for the appointment, Dr. John Evans, Chairman, said Mr. Engen is "a proven international business leader with a solid record of achievement, a wealth of manufacturing know-how and a reputation for nurturing successful customer relationships." He noted that Mr. Engen already had gained a strong appreciation of Alcan's global business from his service as a member of the Board. "Sometimes, you are fortunate to find the optimal candidate close to home."

4 > Message to Shareholders

CUSTOMER-FOCUSED BUSINESS GROUPS

Alcan's customer-focused business groups -- Primary Metal;
Aluminum Fabrication, Americas and Asia; Aluminum Fabrication, Europe; and Packaging -- are responsible for value creation within their respective markets. They provide the business leadership for growth and assume the operating oversight to deliver profitably and meet customer, shareholder and employee expectations.

CONTINUED PROGRESS ON PROFIT IMPROVEMENT

The continued progress of
profit improvement programs is impressive throughout Alcan and former algroup operations. Alcan's FBP program has achieved $580 million over the four years since its inception, including $150 million during 2000. Alcan also showed substantial improvement in terms of Economic Value Added (EVA(R)) for the year under review, generating Positive EVA of $153 million (excluding the merger-related revaluation of assets and goodwill) compared with a Negative $111 million in 1999.

An even more aggressive earnings improvement program, which now includes the former algroup operations, has been adopted for 2001 and 2002, with targets based on EBITDA (earnings before interest, taxes, depreciation and amortization), another key measure of financial performance.

50th ANNIVERSARY ON NYSE

The year 2000 also marked the 50th anniversary of Alcan's listing on the New York Stock Exchange (NYSE), on June 1, 1950. Key customers as well as senior Alcan executives and customer-relationship managers were in New York to celebrate the anniversary -- and to hear an announcement confirming that the Alcan-algroup merger would proceed.

Information regarding other significant milestones and achievements of 2000 -- including the successful start-up of the new smelter at Alma, Quebec, the acquisition of Aluminium of Korea Limited and the ramp-up of operations at our Pindamonhangaba rolling mill in Brazil -- can be found in this document, in the messages of the four business group presidents.

ACKNOWLEDGEMENTS

On January 10, 2001, the Board of Directors accepted with regret the resignation of Jacques Bougie, who had served as President and Chief Executive Officer (CEO) for seven years. On February 26, 2001, the Board announced the appointment of Travis Engen, formerly chairman and chief executive of ITT Industries, Inc., as Alcan's new President and CEO, effective March 12, 2001. During the transition period, we were able to forge ahead with the merger-integration process and the implementation of other strategic initiatives, thanks to the efforts of a very strong senior management team overseen by interim President and CEO W. R. C. Blundell.

Once again, in the year 2000, it was the drive and commitment of people that made possible our accomplishments. On behalf of the Board, I'd like to thank employees throughout the organization for their contributions to the success of their respective business units and functions, and for helping bring about a smooth, speedy integration. If we are to achieve our goals and realize our full potential, we must strive to be the best at everything we decide to do by being value- and customer-driven, results-oriented, proactive, innovative and open-minded. People clearly remain the single most important asset of Alcan.

5 > Message to Shareholders

I would also like to acknowledge the guidance and support received from other members of the Board of Directors during what can rightly be termed a historic year for Alcan. Special thanks are due to the directors who have retired from the Board: Warren Chippindale, Eleanor R. Clitheroe, Allan E. Gotlieb, Sir George Russell and, of course, Jacques Bougie, each of whom has made a valuable contribution. We welcome four new directors who joined our Board following completion of the Alcan-algroup merger: W. R. C. Blundell, who is the retired chairman of Manulife Financial and earlier served as chairman and CEO of GE Canada; Martin Ebner, chairman of the board of directors of BZ Group Holding Limited and chairman of the board of directors of Lonza Group Ltd.; Rupert Gasser, executive vice president of Nestle S.A. and a director of various companies within the Nestle group; and Willi Kerth, a director of Alusuisse Swiss Aluminium Ltd.

OUTLOOK

The Alcan-algroup merger represents an exciting new chapter in our corporate history -- another major step in the pursuit of our governing objective, which is to maximize shareholder value.

To properly reflect the increasingly diverse nature of its activities -- particularly in the packaging sphere -- the Company's name has been changed from Alcan Aluminium Limited to Alcan Inc., as of March 1, 2001.

Although weaker economic conditions, particularly in the United States, reduced near-term demand for aluminum last year, the Company should continue to benefit from strategic actions taken previously and those currently in progress as 2001 unfolds. Indeed, going forward, Alcan expects to realize significant benefits from its aggressive profit-improvement initiatives as well as the positive impact of merger synergies. The Board is strongly supportive of the Company's strategic direction and has full confidence in the ability of the management team to successfully implement that strategy, in order to achieve continued profitable growth and enhanced shareholder value.

[SIGNATURE]
JOHN R. EVANS
Chairman of the Board
March 1, 2001

JACQUES BOUGIE:
LASTING CONTRIBUTIONS

In accepting the resignation of Jacques Bougie, effective January 10, 2001, the Board of Directors expressed its appreciation for the distinguished leadership and lasting contributions Mr. Bougie made to Alcan during a career that spanned more than 20 years -- including 10 years as President during seven of which he also served as CEO.

"From the pivotal repositioning of Alcan's assets to the drive to realize the full potential of our operations and the evolution of the Company into a global leader in both aluminum and packaging, Mr. Bougie certainly made his mark," the Board noted. "He leaves Alcan at a new level of performance with enhanced opportunities for the future. We wish him and his family well."

                                                                       THE ALCAN
                                                                         GROUP'S
                                                                   BUSINESSES AT
                                                                        A GLANCE

Alcan has a very clear strategic focus, aimed at profitable growth, as evidenced by certain key accomplishments during 2000.

Alcan's Total
Aluminum Volume+

GRAPH

In thousands of tonnes

Alcan's EBITDA
from Operations

GRAPH

In millions of US$

Alcan's Economic
Value Added++

GRAPH

In millions of US$

+ Total aluminum volume includes ingot and rolled products shipments, conversion of customer-owned metal as well as aluminum used in engineered products and packaging.

++ EVA excluding algroup purchase accounting adjustments.

A GLOBAL PRESENCE

[MAP]

7 > The Alcan Group's Businesses at a Glance

 > NET INCOME was up 34%.

 > THE MERGER with algroup was successfully completed and post-merger integration is proceeding very well with expected SYNERGIES INCREASED by 33%, from $150 million to $200 million.

 > ECONOMIC VALUE ADDED (EVA), excluding purchase accounting adjustments, was $153 million, a $264-MILLION IMPROVEMENT over 1999.

 > Alcan has achieved $580 MILLION towards its five-year, $1-billion FULL
   BUSINESS POTENTIAL (FBP) program. The balance has been incorporated into a more aggressive EBITDA earnings improvement program for 2001 and 2002.

 > Operations at the new 400-kt annual capacity SMELTER IN ALMA, QUEBEC, were successfully started up. When in full operation later this year, this state-of-the-art smelter will be ONE OF THE LOWEST COST smelters in the world.

 > The integration of the newly acquired ALUMINIUM OF KOREA LIMITED with the operations of Alcan Taihan Aluminum Limited is well underway and positions Alcan as the LOWEST COST PRODUCER of can sheet in Asia.

 > Following the completion of the expansion of the Pindamonhangaba rolling mill in BRAZIL, Alcan reached A NEW RECORD IN RECYCLING of used beverage cans with 29% OF ALL CANS RECYCLED in Brazil.

 > At 1.6 MT, PRIMARY METAL PRODUCTION reached its best year ever, with record third-party sales in North America and a major improvement in on-time delivery.

 > CONTINUOUS IMPROVEMENT in our management systems was A PRIME FOCUS in 2000.
   This approach led to better ENVIRONMENTAL CONTROL PRACTICES and further positive changes in workplace HEALTH AND SAFETY.

 > Alcan and some 20 other leading metals and mining companies joined together to launch an E-COMMERCE MARKETPLACE, now known as QUADREM. This initiative will be key to REFINING ALCAN'S GLOBAL PROCUREMENT strategies and to maximizing our FBP.

 > ROLLED PRODUCTS SHIPMENTS WORLDWIDE, at 2.2 MT, increased over 1999, with major improvements in sheet shipments in Europe.

 > FABRICATED PRODUCTS SHIPMENTS, including tolling, for Americas and Asia increased 11% over 1999 levels to a RECORD 1.6 MT.

 > ALCAN'S PACKAGING OPERATION is now one of the world's largest in its category with over $3 BILLION in ANNUAL SALES.

 > Alcan is a WORLD LEADER IN AUTOMOTIVE ALUMINUM -- the fastest growing market for aluminum -- with leadership positions in North America and Europe.

Primary Aluminum Production                              Operating Segment's EBITDA                  Economic Value Added(1)
[GRAPH]                                                  [GRAPH]                                     [GRAPH]
in thousands of tonnes                                   In millions of US$                          In millions of US$


Operations                                               2000 Highlights                             Primary
-------------------------------------------------------------------------------------------------    Metal
(bullet) 15 SMELTERS in 7 countries with over            (bullet) 1.6 Mt of ingot produced.
         2.2 Mt of ultimate rated capacity,              (bullet) 1.0 Mt of ingot purchased.
         including the Alma, Quebec, smelter.            (bullet) $1.3 billion (758 kt) in primary
                                                         ingot third-party sales.

(bullet) 8 ALUMINA PLANTS in 5 countries with            (bullet) 3.9 Mt of alumina hydrate produced.
         5.3* Mt of annual capacity, including           (bullet) $403 million in alumina and chemicals
         specialty chemicals.                            third-party sales.

(bullet) 9 BAUXITE MINES/DEPOSITS in 6 countries         (bullet) 9.4 Mt used.
         with 422* Mt of proved ore reserves.            (bullet) $100 million in bauxite third-party
                                                         sales.

         In addition to the sales of bauxite, alumina and specialty chemicals indicated above, Alcan's non-aluminum products account for $99 million in sales.

*   AS AT JANUARY 2001, REFLECTS 100% OWNERSHIP OF GOVE ASSETS IN AUSTRALIA.

Operations                                               2000 Highlights
-----------------------------------------------------------------------------------------------------
(bullet) 33 FOOD FLEXIBLE and FOIL PLANTS.               (bullet) $922 million in sales.             Packaging

(bullet) 43 PHARMACEUTICAL, COSMETICS and                (bullet) $210 million in sales.
         PERSONAL CARE PLANTS.

(bullet) 9 SPECIALTY PACKAGING PLANTS.                   (bullet) $84 million in sales.

(bullet) TOTAL:                                          (bullet) $1.2 billion in sales.
Over 85 plants in 14 countries.

Third-Party Revenues(2)                                  Operating Segment's EBITDA(2)               Economic Value(3) Added(1), (2)
[GRAPH]                                                  [GRAPH]                                     [GRAPH]
In millions of US$                                       In millions of US$                          In millions of US$

(1)   Eva excluding algroup purchase accounting adjustments.
(2) Excludes foil products for 1998 only; foil operations have been reclassified to the packaging segment from the fabricated products segments for 1999 and 2000.

Rolled Products Shipments(3)                             Operating Segment's(3) EBITDA               Economic Value Added(1)
[GRAPH]                                                  [GRAPH]                                     [GRAPH]
In thousands of tonnes                                   In millions of US$                          In millions of US$

Aluminum                                                 Operations                                  2000 Highlights
Fabrication,                                             --------------------------------------------------------------------------
Americas                                                 (bullet) 17 ROLLED (sheet and light gauge)  (bullet) $3.4 billion
and Asia                                                 PRODUCTS PLANTS.                            (1,487 kt) in sales, including

                                                         (bullet) 11 ENGINEERED PRODUCTS PLANTS*.    conversion of
                                                                                                     customer-owned metal.

                                                         (bullet) TOTAL:                             (bullet) $0.5 billion (161 kt)
                                                         28 plants in 7 countries.                   in sales.

                                                                                                     (bullet) 1.6 Mt of aluminum
                                                                                                     fabrication in Alcan
                                                                                                     facilities, including
                                                                                                     conversion of
                                                                                                     customer-owned metal.
                                                                                                     (bullet) $3.9 billion in
                                                                                                     sales, including conversion of
                                                                                                     customer-owned metal.

*   INCLUDES CABLE, EXTRUSIONS AND ENGINEERED CAST PRODUCTS.

Aluminum                                                 Operations                                  2000 Highlights
Fabrication,                                             ---------------------------------------------------------------------------
Europe                                                   (bullet) 11 ROLLED (sheet and surface       (bullet) $1.7 billion (696 kt)
                                                         finished) PRODUCTS PLANTS.                  in sales, including conversion
                                                                                                     of customer-owned metal.

                                                         (bullet) 26 ENGINEERED PRODUCTS PLANTS**.   (bullet) $0.2 billion (16 kt)
                                                                                                     in sales.

                                                         (bullet) TOTAL:                             (bullet) 712 kt of aluminum
                                                         37 plants in 11 countries.                  fabrication in Alcan
                                                                                                     facilities, including
                                                                                                     conversion of
                                                                                                     customer-owned metal.

                                                                                                     (bullet) $1.9 billion in
                                                                                                     sales, including conversion
                                                                                                     of customer-owned metal.
 ** Includes extrusions, auto systems and components, sales and service centres and mass transportation systems throughout Europe as well as composites worldwide (including china and the U.S.).

Rolled Products Shipments(3)                             Operating Segment's EBITDA                  Economic Value(3) Added(1)
[GRAPH]                                                  [GRAPH]                                     [GRAPH]
In thousands of tonnes                                   In millions of US$                          In millions of US$

(3) Includes foil products for 1998 only; foil operations have been reclassified to the packaging segment for 1999 and 2000.

IMAGINATION
  MATERIALIZED

PICTURE

                                                          The butterfly model on
                                                            this page and on the
                                                            cover of this report
                                                                was created with
                                                              aluminum, plastic,
                                                                  paperboard and
                                                                glass materials.

Alcan -- providing global
aluminum and packaging solutions
that turn today's ideas into
tomorrow's innovations.

Every good idea needs a partner to see it through. The new Alcan is a cutting-edge organization with a remarkable combination of talented people, innovative products, advanced technologies and a decidedly customer-focused culture. So whatever the challenge -- be it contributing to the design of a more fuel-efficient and environmentally friendly automobile, engineering a sophisticated new component or coming up with a clever new packaging concept for pharmaceutical or food products -- look no further. Alcan -- providing global aluminum and packaging solutions that turn today's ideas into tomorrow's innovations!

9 > Imagination Materialized

 > PRIMARY METAL

   Focuses Alcan's global bauxite, alumina, power-generation and smelting assets on the production of primary, value-added aluminum in the form of sheet ingot, extrusion billet, wire bar and foundry ingot for other Alcan plants or sold to third-party customers serving the transportation, building and construction, consumer goods and machinery markets.

 > ALUMINUM FABRICATION, AMERICAS AND ASIA

   Provides high-quality sheet and light gauge rolled products as well as rod, cable, wire, extrusions and engineered cast products to customer-partners that range from the building and construction, and durable goods industries to major automakers and global manufacturers of beverage cans.

 > ALCAN PACKAGING

   Is one of the world's largest specialty packaging groups and ranks among the leaders in supplying most consumer packaging markets; food, pharmaceutical, cosmetics/personal care, and tobacco. It offers a variety of packaging solutions based on plastics, paperboard, aluminum, glass and other materials.

 > ALUMINUM FABRICATION, EUROPE

   Serves a number of European markets with advanced and value-added engineered products, including extrusions and composites, automotive systems and components, platforms for rapid-transit and high-speed rail vehicles as well as rolled products such as lithographic sheet and industrial plate.

PRIMARY
METAL

                                                                         PICTURE

                                                                 Emery P.Leblanc
                                                        President, Primary Metal

"Alcan's Primary Metal group performed exceptionally well in 2000, achieving financial and operating results that exceeded expectations by a considerable margin, with EBITDA of $994 million compared to $557 million in 1999. Results for the latest year include an additional $75 million in earnings improvements (excluding restarts) realized as part of the Full Business Potential program. Noteworthy, too, is the fact that the final quarter of 2000 marked our sixth consecutive EVA-positive quarter.

It was also a year of historic milestones, highlighted by the safe start-up of our new Alma, Quebec, smelter in October; permanent closure of the 57-year-old smelter at nearby Isle-Maligne, Quebec; and, of course, integration of the global primary metal operations of Alcan and algroup, which began during the fourth quarter.

The majority of our facilities, including 11 of 15 smelters as well as three alumina refineries, posted production records for 2000, and third-party metal sales in North America reached an all-time high -- attesting to Primary Metal's status as a supplier of choice. I am pleased to report that we were also able to maintain our solid performance in employee health and safety and make further progress in terms of addressing environmental issues. These are top priority areas that figure prominently in any evaluation of the group's performance.

Looking ahead to 2001, strategic priorities include: aggressively pursuing the merger synergies; accelerating the ramp-up of Alma; capitalizing on opportunities to reduce procurement costs through the new Quadrem e-commerce marketplace; further enhancing our safety record; setting new standards of environmental performance; and achieving the group's ambitious targets for profit improvement. Our efforts in that regard were bolstered by the acquisition, subsequent to year-end, of the remaining 30% of the Gove alumina refinery and related bauxite mine in Australia.

Our aim is to continue growing Alcan's Primary Metal business and creating value for customers and shareholders."

11 > Primary Metal

COMPLETED ALMA PROJECT EXPECTED TO DELIVER $250 MILLION IN EBITDA IMPROVEMENT

The Primary Metal group is striving to achieve an accelerated start-up of its new Alma, Quebec, smelter complex in order to begin realizing the substantial benefits that will accrue from this strategic investment.

The state-of-the-art aluminum smelter, originally planned with an annual production capacity of 375,000 tonnes, will now be able to produce 400,000 tonnes, further enhancing Alcan's competitiveness by delivering quality primary metal at operating costs among the lowest in the world. Once fully up and running, it is expected to generate EBITDA of approximately $250 million per year at a metal price of $1,500 per tonne. The complex also includes a casting centre that will produce value-added ingot products for high-growth market segments such as automotive.

A milestone in the realization of the project occurred on October 21, 2000, when the first of the new facility's 432 reduction cells was energized, marking the initial start of potroom operations. Work on the commissioning of the remaining cells, along with equipment and operations in other parts of the plant, was in full swing by year-end.

[PICTURE]

When in full production, Alcan's Alma, Quebec, smelter will also produce foundry T ingots for the automotive industry.

Launching production at a massive complex like Alma -- with its kilometre-long central potline --requires meticulous planning and careful coordination. At the peak of activity during the autumn of 2000, more than 3,000 production employees and construction workers were busy on site. However, thanks to the extraordinary efforts of everyone involved, the start-up has so far proceeded swiftly and safely.

As well as being one of the most cost-efficient smelters in the world, Alma was designed to establish a new standard of excellence in terms of the level of environmental protection it affords employees and the surrounding community. This reflects Alcan's conviction that responsible corporate citizenship is crucial to our overall success.

GOVE ACQUISITION YIELDS IMMEDIATE PAYOFF PLUS
PROMISE OF FUTURE GAINS

The Gove alumina refinery and related bauxite mine in Australia represent a significant competitive advantage -- for now and for the future. In January 2001, Alcan acquired outright ownership of the world-scale Australian complex, which has a current annual capacity of 1.8 million tonnes of low-cost alumina. This has enabled the Primary Metal group to immediately realize a further reduction in its average alumina costs, while gaining access to 100% of Gove's substantial, low-cost expansion potential.

ALUMINUM FABRICATION,
AMERICAS AND ASIA

PICTURE

Brian W. Sturgell
President, Aluminum Fabrication,
Americas and Asia

"Underscoring Alcan's international growth strategy, the Aluminum Fabrication, Americas and Asia group developed new capacity and capabilities during 2000, helping solidify our leadership in the global rolling market. We significantly enhanced our presence in the rapidly growing markets of South America and Asia, while improving our competitive position in North America through a focus on manufacturing excellence and value-creating supply alliances with customers.

The group shipped a record 1.6 million tonnes in 2000, an increase of 11% over 1999 -- in markets where total consumption increased only 3.5%. Key to this success was a 52% increase in sales at our recently expanded and improved Pindamonhangaba (Pinda), Brazil, rolling complex. In addition, our Korean operations acquired the facilities of Aluminium of Korea Limited (Koralu), providing Alcan with new advanced-technology, globally competitive, rolling operations to capitalize on the growing Asian market.

We also made further inroads in the automotive sector, where aluminum in general -- and Alcan in particular -- continue to strengthen their market position.

The group's profitable growth is the result of our strategic investments and of our focus on differentiating ourselves from competitors by adding value to customers' operations and providing superior quality-and-service solutions. Critical to our continued success are creativity and human resources -- the 7,500 highly-motivated men and women of the Aluminum Fabrication, Americas and Asia group who have demonstrated the outstanding abilities required to sustain our positive momentum.

In 2001, we expect our business group will continue to grow profitably as we aggressively pursue manufacturing excellence and superior service solutions."

13 > Aluminum Fabrication, Americas and Asia


RECYCLING: A BIG PART OF
ROLLED PRODUCTS BUSINESS

Recyclability is one of aluminum's greatest attributes. So it makes sense that recycling plays an important role in the activities of Aluminum Fabrication, Americas and Asia. Our North American recycling operations handled a record 23.8 billion used beverage cans (UBCs) during 2000 -- representing nearly four out of every 10 aluminum beverage cans recycled in the United States. Elsewhere, the group's state-of-the art recycling plant in Brazil handles approximately 50% of all UBCs recovered in that country. Needless to say, Alcan's conversion of all those used cans into new, high-quality rolled products conveys significant environmental, energy and economic benefits.

Can sheet continues to be the largest global market in the rolled products category. And as a result of strategically targeted modernization and capacity-related investments in Brazil and Korea, we have extended our global leadership position in this crucial segment.


INDUSTRIAL PRODUCTS --
THE SUPPLIER OF CHOICE

Alcan also has emerged as the supplier of choice in the industrial products category. Over the past decade, the group's sales in this segment have increased at a compounded annual rate of 24.2% -- four times faster than the industry.
A recent customer survey conducted by the National Association of Aluminum Distributors ranked Alcan first in seven of 10 customer-satisfaction categories and No. 1 overall, reinforcing Alcan's continued commitment to be the supplier of choice in these markets.


PLUGGED IN TO ELECTRIC
UTILITY CUSTOMERS

Strong customer alliances have generated increased value for Alcan products and service among customers in the electrical cable market. We have expanded our position with electric utility customers through several long-term supply contracts. Also, demonstrating its active commitment to the environment, the North American cable unit became the first business unit in the group to obtain ISO-14001 registration at all its seven plants.

AUTOMOTIVE

The Alcan-algroup merger brought together two of the world's most successful and innovative suppliers of lightweight automotive solutions. A new strategic unit called Alcan Global Automotive Solutions, with offices in Detroit and Zurich, works in close collaboration with our fabrication groups and major automakers to accelerate the development of lighter and more fuel-efficient aluminum-intensive vehicles.

Results of Alcan's automotive developments in North America were highly visible in 2000, with the introduction of General Motors' new GMC Yukon and Chevrolet Suburban sport utility vehicles, which boast the first aluminum rear liftgates built in North America, and the unveiling of the Precept and Prodigy concept cars from GM and Ford, respectively. Alcan's Alumineering(SM) know-how figured prominently in both concept cars, which were developed under the Partnership for a New Generation of Vehicles (PNGV), a U.S. government-industry program, to demonstrate that producing safe, environmentally friendly automobiles, capable of delivering up to three times the gas mileage of today's typical family sedan, is an achievable goal.

These successful partnerships with leading Detroit automakers enable us to differentiate ourselves by underscoring the fact that Alcan is not only a supplier of metal, but rather a provider of solutions -- solutions aligned with the value goals of our automotive customers as well as those of society.

ALUMINUM FABRICATION,
EUROPE

PICTURE

Richard B. Evans
President, Aluminum Fabrication,
Europe

"By quickly putting an experienced transition team in place, Aluminum Fabrication, Europe was able to move promptly following completion of the merger last October to identify -- and begin capitalizing on -- synergies stemming from the merger. It is within our extensive European fabricating operations, where the greatest opportunities exist for system optimization and profit improvement.

Despite the intensive integration activities and inherent disruptions placed on our management teams, many of our European business units improved their performance during the integration. The rolled products sector, led by our Norf facility in Germany, set overall and numerous individual shipment records.

Throughout the Aluminum Fabrication, Europe group, continued progress was made on improving business fundamentals, including such areas as reliability, capacity utilization and delivery performance. We also continued to enhance our position in the key automotive market by the significant contribution of former algroup automotive technical expertise and market presence.

Looking ahead to 2001, our group's strategic priorities include:

> Accelerating and maximizing the synergies resulting from the Alcan-algroup combination;

> Enhancing our product mix by drawing on the greater capabilities of the new combined assets and technologies;

> Continuing our programs to achieve manufacturing excellence by transferring best practices and technology both within our group and with Alcan's other three business groups;

> Aggressively pursuing both internal and external growth opportunities.

Demand for aluminum in Europe is expected to remain strong during the first half of 2001, and our group is looking forward to seizing the opportunities for further growth."

15 > Aluminum Fabrication, Europe

TECHNICAL PROWESS PAYS OFF

Exceptional technical capabilities in both aluminum and advanced composite materials -- along with a penchant for innovation -- have enabled the group's engineered products teams to carve leading positions in a number of growing markets including mass transportation, building facades and display applications.

Alcan engineered products that incorporate the group's specialized know-how in areas such as joining technology and light-weight modular design are being utilized as key components in an array of 21st-century passenger rail and urban-transit systems, including high-speed tilting trains, rapid-transit systems, trams, city buses and commuter-rail vehicles serving urban areas throughout Europe and abroad.

Composite materials, including structural composites, extruded sheets, engineering foam and sandwich-bonded panels, represent another of the group's strengths, addressing constantly evolving customer needs in market segments as diverse as automotive, mass transportation, architectural products and retail and trade-show displays. Our Airex Composites unit captured the 2000 SPE (Society of Plastics Engineers) Award for the most innovative plastic part -- a rear spoiler for a new Porsche.

INDUSTRY LEADER IN PROVIDING CUSTOMER SOLUTIONS

Alcan in Europe is increasingly providing solutions to customers utilizing our technology and manufacturing capability in the rolled products sector. In higher value markets such as industrial plate, precision lithographic sheet, automotive body sheet, and beverage and food can sheet, Alcan has been increasing sales.

In these exacting market segments, where product tolerances expressed in microns (one one-thousandth of a millimetre) are the norm, the group's superior technological know-how and focus on achieving consistent high quality add up to a competitive edge.

In the plate sector, a strong marketing effort combined with Alcan's technological edge and highly differentiated product and service led to a 16% gain in year-over-year sales of value-added industrial plate, mainly to the machinery and moulding markets. The outlook for 2001 remains buoyant, thanks to strong demand and a continuing trend to substitute aluminum for steel in these markets.

PARTNERING WITH AUTOMOTIVE LEADERS

Alcan engineers are providing extensive support to auto industry leaders Audi, DaimlerChrysler, BMW and the European operations of Ford and General Motors. For example, we partnered with Audi on the development of the Audi A2 aluminum-intensive automobile, which was launched in the European market during 2000. Initial customer response has been positive. In 2001, the A2 is expected to establish its position as the largest volume aluminum-intensive vehicle in the world.

Based on our successful earlier collaboration on the luxury Audi A8, the German automaker chose algroup as its development and production partner for the new, larger-volume A2 model. Thanks to its high-tech aluminum space frame, body panels and shock-absorbing bumpers and side-impact beams, the A2 boasts a total vehicle weight of only 895 kilograms. That is about 250 kilograms less than would have been the case had the car been built using steel.

To meet increasing demand from the automotive industry, Aluminum Fabrication, Europe has expanded its auto-body sheet-finishing capacity and invested in new engineered products production facilities at Dahenfeld, Gottmadingen and Markt-Schwaben, in Germany.

ALCAN PACKAGING

[PICTURE]

Henk Van de Meent
President, Alcan Packaging

"Alcan Packaging brought together the two packaging divisions of the former algroup -- which account for approximately 75% of revenues -- along with the packaging and European foil rolling operations of Alcan.

With more than 85 plants on four continents, we already rank as one of the world's largest specialty packaging groups and are well positioned for growth by virtue of our status as:

 > The leading supplier of packaging for pharmaceuticals;
 > A leader in flexible packaging for food products;
 > Strong market positions in tobacco packaging and other key specialty segments.

Alcan is determined to remain at the forefront of these markets by staying focused on low-cost, highly efficient manufacturing systems, superior customer service and innovative packaging solutions. Strategically, the group is also committed to growing with its multinational customers around the globe.

The various business units that comprise Alcan Packaging generally performed well during 2000, despite sometimes difficult circumstances. Volumes grew satisfactorily, although profits were impacted by cost increases for materials and, in Europe, by adverse exchange rates. Strategic priorities for 2001 include reorganizing the manufacturing systems at our European foil-rolling and conversion operations to achieve greater efficiencies and shorter lead times. We also intend to capitalize on growth opportunities created by the enhanced product ranges, broader distribution systems and new customer relationships resulting from the merger.

Our successes -- past, present and future -- ultimately hinge on the efforts of our empowered people, a team I am privileged to lead as we enter what I'm confident will be an exciting and rewarding new chapter in the evolution of the group."

17 > Alcan Packaging

THE ONE-STOP SHOP FOR PHARMACEUTICAL PACKAGING SOLUTIONS

The pharmaceutical and cosmetics sector of Alcan Packaging combines a multi-line product offering with a global account-management process that enables us to effectively channel innovative packaging solutions to leading drug companies worldwide.

The following case study -- involving a widely prescribed product from a major international pharmaceutical company -- illustrates how clients can capitalize on our customer-focused strategy, which offers one-stop access to a range of specialized products and services from Alcan Packaging facilities around the globe.

Packaging such a product is truly a global team effort:

(bullet) Lawson Mardon at Singen, in Germany, rolls the aluminum foil (from ingots produced by Alcan's Primary Metal group), which is then shipped to our Pharma Centre at the Shelbyville facility in Kentucky, U.S.A.;

(bullet) Pharma Centre in Shelbyville converts the basic rolled foil into blister foil and forwards it on to our Margo business unit in Montreal, Canada;

(bullet) Margo then utilizes its combined contract packaging and specialty carton capabilities to deliver the drug in its consumer-ready package -- including blisters, sealed cards and displays -- to the customer. Margo's design centre also developed the graphic and structural design of the package used for this product in the Canadian market.

(bullet) Just to round out the picture, it should be noted that our Wheaton unit, situated in Cayey, Puerto Rico, also produces plastic bottles for the same product.

From Concept to Market(sm), Alcan Packaging delivers innovative packaging solutions to pharmaceutical companies around the globe!

INNOVATIVE STICK-PACK HELPS NESTLE WIN NEW MARKET SHARE

Alcan Packaging's innovative "stick-pack" food flexible has helped Nestle perk up its share of the instant-coffee market in France.

Working in close collaboration with the customer, our Packaging group drew on its broad expertise to devise a solution precisely suited to Nestle's requirements. Stick-pack incorporates three different materials -- polyester, aluminum foil and polyethylene -- and several applied technologies -- including reverse-gravure printing and extrusion laminating in a package that is not only eye-catching and convenient but also addresses practical necessities such as barrier protection, to keep the product fresh, and production-line efficiency. Stick-pack's patented "easy-opening" feature, produced right on the press line, makes for easy opening and pouring and also served to make the product a hit with consumers.

The sort of ingenuity reflected in stick-pack has enabled Alcan Packaging to build a strong customer relationship with Nestle, providing it with winning packaging solutions for markets worldwide.

  CORPORATE
CITIZENSHIP

Alcan research identified aquatic plants that can be used to treat runoff water due to their ability to absorb aluminum without any harm to the plant or the ecosystem.

STRATEGY

Alcan ensures ethical conduct wherever it operates and its facilities work to meet or exceed environment and health and safety regulations. The Company's corporate citizenship strategies contribute to the long-term health of the organization, the well being of the communities where it operates and society in general. Alcan's success will not only be measured through traditional tracking systems, but also by its efforts to preserve and restore natural resources as well as by the impact of its actions and products in contributing to a more sustainable planet in the future.

-- a key element to increased shareholder value and long-term sustainable growth.


At Alcan, corporate citizenship means going beyond sponsoring local events or charitable causes. It is about linking social responsibility with the business objectives of the organization. It is how the Company demonstrates its commitment towards employees, communities and all stakeholders who may be influenced by our policies and practices on the environment, health and safety, and community responsibility. Corporate citizenship is about how Alcan perceives and acts upon its responsibilities -- it is an essential component of our long-term sustainability as a global corporation.

As more companies embrace corporate citizenship, it becomes increasingly valuable to benchmark performance. Alcan earned a place in the Dow Jones Sustainability Group Index. This Index tracks the performance of sustainability-driven organizations worldwide and found Alcan to be among the top 10% of companies within its market sector in terms of economic, environmental and social policies, practices and performance.

19 > Corporate Citizenship

ENVIRONMENT

Increasingly, major companies are specifying environmental management systems as a standard supplier requirement -- making Alcan's corporate citizenship approach an even more relevant strategic business decision. In 2000, Alcan further demonstrated its global commitment to be an environmental leader by initiating a long-term greenhouse gas management program in all businesses. Known as TARGET, this program's objective is to institutionalize ongoing greenhouse gas reductions.

Alcan is involved with other leading companies, industry associations, governments, and special interest groups in a number of environmental efforts that respond to climate change issues. For example, in Canada, Alcan joined major multinational companies in the Champions in Action initiative of the Voluntary Challenge and Registry and, internationally, Alcan participates in the Partnership for Climate Action. Climate change is an international issue, and Alcan will continue to take a leadership role in working with others to develop pragmatic and cost-effective solutions.

In the United States, the Environmental Protection Agency singled out Alcan's Sebree smelter in Kentucky as the 2000 recipient of the Climate Protection Award. Sebree made significant reductions in global warming gases such as decreasing its rate of PFC (perfluorocarbon) emissions by more than 60% between 1990-1999. Elsewhere in the Company, particularly in Canada and Brazil, improved processes have also resulted in reductions of PFCs.

                Alcan will continue to work with its partners to improve its products and maximize product life cycle benefits.

In the last year, the Company continued its progress towards environmental management excellence in power operations, smelters and fabricated products and packaging plants by doubling the number of facilities that have earned the ISO-14001 environmental management system certification of the International Organization for Standardization. In addition, Alcan will continue to work with its partners -- customers, suppliers, employees, governments and communities -- to improve its products and maximize product life cycle benefits.

Alcan strives for environmental leadership within its industry sectors -- a goal that includes being accountable and transparent in the reporting of environmental issues and progress. Several of Alcan's subsidiaries and facilities have published documents on their environmental performance and challenges. Exemplifying this commitment is the release of a "three pillar" report by Alcan's operations in British Columbia (B.C.), Canada. The publication, Committed to Continual Improvement, outlines performance in three key areas of sustainability: environmental stewardship, economic contribution and social responsibility.

This review has already had a positive impact through increased employee and stakeholder awareness of issues affecting B.C. operations. A global corporate citizenship report is being planned for 2002 covering all Alcan operations.

                                                      20 > Corporate Citizenship

HEALTH AND SAFETY

Alcan's health and safety values are reflected in its facilities and are viewed by many investors and stakeholders as criteria to assess the long-term health of the organization.

Despite strong employee efforts that resulted in health and safety milestones at numerous Alcan facilities around the globe, the Company suffered two employee fatalities and one contractor fatality in 2000. This reality reinforced Alcan's resolve to ensure that appropriate management systems and safeguards are in place and to strengthen our efforts to minimize at-risk behaviours through the implementation of Behaviour Based Safety (BBS) processes. The employee-driven BBS approach or other similar programs are now in place at many Alcan installations in North and South America and Europe, and even more facilities will benefit as these initiatives continue to be implemented.

Other health and safety initiatives in 2000 include the creation of an Environment, Health and Safety Council and the development of special procedures for third-party contractors in Canada and Brazil. In Canada, a cooperative effort between the University of Sherbrooke and the Occupational and Environmental Health Service of the Primary Metal group resulted in unique software that analyzes the impact of plant equipment design and installation as it relates to employee exposure to noise. In the Alcan Packaging group, a focused approach to health and safety has resulted in substantial improvements in areas such as fire protection, machine guards and risk reduction. In addition to a continued commitment to standards certified by the International Organization for Standardization, several Alcan food packaging plants also received hygiene certification in 2000.

                                    [PICTURE]

A full review of safety issues for mobile equipment and overhead cranes resulted in extensive safety management systems being implemented throughout the organization.


Increased networking is one vehicle being used to encourage excellence. For example, the bauxite and alumina health and safety experts met in Jamaica to share best practices and identify opportunities for improvement.

Alcan believes that people make the difference between an ordinary company and an extraordinary one. Published in 2000, the Company's shared values reinforce its corporate Code of Conduct and are intended to stimulate all employees to seek their full potential.

INTEGRITY

Integrity requires the adherence to a code of sound moral and ethical conduct that governs all aspects of our activities.

ACCOUNTABILITY

Accountability means honouring our commitments and accepting responsibility for our actions and behaviour. At Alcan, we believe in aligning decision-making power with responsibilities -- at all levels of the organization -- and for employees to exercise greater control over their activities and, at the same time, be accountable for the results.

TRUST AND TRANSPARENCY

The success of our organization depends, to a considerable extent, on being able to trust the information we receive and the people who provide it. Transparency is vitally important as well, which means we promote an atmosphere of open communication and the constant exchange of timely, credible information.

TEAMWORK

A cooperative effort by all Alcan employees is crucial to achieve our common goals. We regard interaction with other group and team members as a vital part of everyone's job. Through effective team-work, the organization is able to leverage the energies and abilities of various groups to achieve results that wouldn't otherwise be possible.

21 > Corporate Citizenship

COMMUNITY

From community consultation and investment to volunteer programs, Alcan is viewed as a valued partner. Developing these ties helps to maintain a positive relationship with key stakeholders. It is an indication of what communities can expect when new Alcan projects are proposed. In the educational sector, the Company's support includes local grants and scholarships, mentorship programs, medical education conferences and cooperative research undertakings. For example, in Jamaica, where Alcan has earned an enviable reputation for its agricultural contributions, the Company's cooperative efforts with local universities include the funding of a chair in sustainable development at the University of the West Indies. In terms of environmental education at the primary school level, the Micro-Business program in Brazil, launched and sponsored by Alcan over four years ago, has expanded to include 25,000 children and more than 600 teachers in three cities.

Alcan employees were extremely proud to watch six beneficiaries of the Jamaica-based employee community and sports program participate at the summer Olympics where three of the athletes received medals for their performance. And, Alcan-sponsored wheelchair athlete Chantal Petitclerc captured two gold and two silver medals against top international competitors at the Paralympics, which followed the Olympic Games in Australia.

In Canada, consultation with community and union leaders resulted in the smooth closure of Alcan's Kemano company village where technology now allows the power-house to be managed by rotating work crews. Alcan was commended by government authorities for its cooperative approach and for making the village site available for extensive fire and rescue training exercises.

From dragon boat festivals to special relief for the less fortunate, the generosity of Alcan employees is difficult to surpass. In the U.K., as part of Operation Christmas Child, employees in Uxbridge prepared special Christmas surprise boxes for children in Eastern Bloc countries. Families in need of housing in the U.S. benefited from Alcan's participation in the Aluminum Cans Build Habitat For Humanity Homes program, jointly sponsored by the Aluminum Association and Habitat for Humanity International. In Brazil, Alcan continues its support of the World Wildlife Fund in areas such as educator training, participates in Project Smile that has provided some 2,600 needy children with free dental care, and has also played an active role in the restoration of two historic buildings in Ouro Preto, a UNESCO world heritage site.

Alcan's involvement with its neighbours is no better demonstrated than in the U.K. where the closure of the kinlochleven smelter is being turned into new community opportunities in tourism and small business.

After almost a century of operation, Alcan closed its Kinlochleven smelter in Scotland, but not without first ensuring that the community was in a strong position to survive. Since the decision some five years ago to close the world's oldest and smallest smelter, Alcan has worked with employees and community leaders to explore future opportunities. A $14.7-million ((Sterling pound) 10-million) community redevelopment plan is well underway and Alcan has invested an equivalent amount into upgrading the neighbouring kinlochleven power station. The facility will be open to public visits along with a Heritage and Visitor Centre created to commemorate the region's contribution to aluminum smelting.

Alcan is now furthering its commitment by proposing a woodland regeneration program on 3,000 hectares of Company-owned land. The aim is to maintain and enhance the existing native woodlands and encourage development of new wildlife areas.

22

MANAGEMENTS'S
DISCUSSION
AND ANALYSIS


As a result mainly of improved metal prices and continued progress under the FBP program, the Company's net income increased by 34% and its EVA was up $264 million+ in 2000.

+ Excluding purchasing accounting adjustments related to the merger with algroup.

World Market Review              22
Merger with algroup              25
Results of Operations            25
Operating Segment Review         29
Geographic Review                38
Liquidity and Capital Resources  41
Environmental Matters            42
Risks and Uncertainties          42


Western World Primary Aluminum
Supply and Demand

(GRAPH)

[] Production plus imports from C.I.S.
[] Shipments (seasonally adjusted)

Demand growth was up 3.5% from the previous year.
Supply increased by less than 1% in 2000, due to power-related cutbacks in the U.S. Pacific Northwest and higher net Chinese imports.

Total Aluminum Inventories
and Ingot Prices

(GRAPH)

[] Total inventories                              LME []
   (IAI*, LME and                   three-month price
   COMEX**)

 * international Aluminium Institute
** Inventories held by the New York Mercantile Exchange

Total inventories were down by 435 kt from the end of 1999.
Prices trended down in 2000, after peaking at $1,756/t in January. The average price of $1,567/t was 13% higher than in 1999.

23 > Management's Discussion and Analysis

WORLD MARKET REVIEW

PRIMARY ALUMINUM

Western World* total consumption grew by 3.5% in 2000, a level slightly higher than earlier forecasts suggested. Demand surpassed expectations in all regions except for North America and Latin America. North American demand was strong in the first half, with growth of 5%, but slowed significantly during the second half of 2000 as confidence dipped amid fears of a recession.

Overall, North American demand rose by 1.1% during the year, a significant decline compared to the 6.8% growth rate in 1999. This was contrasted sharply by a 6.8% growth rate in Asia, driven mainly by Japan and other export-oriented countries. Europe experienced growth in demand of 3.7%, bolstered by consumer confidence and exports. Latin American growth measured 5.1%, somewhat lower than earlier forecast levels, but nonetheless very healthy.

Western World consumption totalled 28.5 million tonnes (Mt) in 2000, 20.2 Mt of which was primary metal, and the balance, recycled metal. Since 1982, demand for aluminum has grown at a compound annual growth rate of approximately 4%.

Western World primary aluminum production grew 2.3 % in 2000, to 17.3 Mt. During the year, Alcan and other producers announced combined restarts of 310 thousand tonnes (kt) to meet anticipated demand. However, power constraints in the U.S. Pacific Northwest have resulted in production capacity of about 770 kt per year (kt/y) being idled by the end of 2000, representing approximately 47% of the region's capacity. Most of the idle capacity in that region, which increased to about 1 Mt by February 2001, will likely be restarted only when energy prices for aluminum producers drop significantly from current levels.

Aluminum inventories decreased by 13% in 2000 to 3.5 Mt.

Imports from the former Eastern Bloc decreased by approximately 9.4% to 2.4 Mt in 2000, due to Chinese net imports increasing to 0.7 Mt, more than double the total of 1999.

In 2000, growth in consumption translated into a 3.5% growth in demand for primary aluminum, whereas supply increased by only 0.7%, resulting in a reduction of inventories estimated at 450 kt.

During the year, inventories with aluminum producers, the London Metal Exchange
(LME) and COMEX decreased to approximately 3.5 Mt, or the equivalent of about nine weeks of consumption. For 2001, current expectations are that demand will match supply for the year as a whole, although inventory levels may fluctuate during the year.

Ingot prices (LME three-month) were at $1,638 per tonne (/t) at the beginning of 2000, reaching a high of $1,756/t in mid-January, dropping to a low of $1,427/t in mid-April, and closing the year at $1,568/t. The average LME price of $1,567/t was 12.9% higher than the 1999 average of $1,388/t, which had been virtually unchanged from 1998.

WESTERN WORLD CONSUMPTION VS. ALCAN SALES

Alcan's total shipments grew to 3.5 Mt in 2000, an increase of 13.7% over the previous year, with ingot shipments rising 13.4% and rolled products shipments increasing by 15.3%.

Demand from the transportation sector increased by 2.7% to 8.4 Mt, a lower rate of growth than in previous years. Nonetheless, it remains the largest, and most promising market for aluminum. The year 2000 was a record year in terms of light vehicle sales in the U.S., as was 1999

*Defined as the world excluding the Commonwealth of Independent States (C.I.S.), Eastern Europe and China.

Composite materials, such as engineering foam and sandwich-bonded panels, are used for facades and claddings in the building and construction market.

2000 Western World Aluminum
Consumption by End-Use Market

[GRAPH]

[] Containers and packaging

[] Building and construction

[] Electrical Transportation

[] Other

[GRAPH]

Alcan's 2000 Fabricated and
Non-Aluminum Sales by Market

compared to the prior year. However, the market has begun to contract, reflecting increases in energy prices and interest rates, as well as a slowing economy. Automotive demand for aluminum in Japan was also strong for most of the year, but dropped in the last quarter. Alcan's revenues from the transportation market increased by 20%. This market accounted for 8% of its revenues.

Demand from the building and construction sector grew by 2.5%, to 5.2 Mt. The sector started out in 2000 on a strong note in the U.S., but dropped later in the year due to higher mortgage rates and fears of an economic slowdown. Growth in this market was healthy in Europe, but flat in Japan, and negative in Asia as a whole. Alcan's revenues from building and construction increased by 4%, accounting for 12% of Company revenues.

Consumption from the containers and packaging market was stable, at 4.9 Mt. Can stock demand was stable in 2000, as growth in Asia and Latin America was offset by downgauging and substitution in North America. Other packaging, principally foil, declined slightly as the decrease in the U.S. was offset by gains in most other regions. Alcan's aluminum revenues from the containers and packaging market increased by 35%, accounting for 50% of revenues.

25 > Management's Discussion and Analysis

The electrical market grew a very
healthy 6% to 2.6 Mt, with above average growth in North America and Asia. Alcan's revenues from the electrical market increased by 18%, accounting for 9% of revenues.

Demand from other markets increased to 7.3 Mt in 2000. This includes demand from the machinery and equipment market, which was up 7.6% to 2.7 Mt, as well as demand from the consumer durables market, which increased by 3.3% to 1.8 Mt. Alcan's revenues from these other markets increased by 32%, accounting for 21% of the Company's revenues.

MERGER WITH ALGROUP

Alcan completed its merger with Alusuisse Group Ltd ("algroup") in October 2000. The merger was recorded under the purchase method of accounting, in a transaction which valued algroup at $5.6 billion. This included the issue by the Company of 115.4 million shares having a market value of $3.5 billion, and algroup's debt of $2.1 billion.

Results from the operations of algroup have been included with the financial results of Alcan for the fourth quarter of 2000.

RESULTS OF OPERATIONS

Alcan reported consolidated net income for 2000 of $618 million compared to $460 million in 1999 and $399 million in 1998.

The increase in 2000 net income was attributable in large part to the higher average metal prices compared to 1999, to further improvements made under the Company's Full Business Potential (FBP) earnings improvement program, and to the inclusion of algroup's results in the fourth quarter. These favourable factors were offset in part by higher energy costs and the unfavourable effect arising from the time lag in fully passing on higher metal prices to customers. The lag varies from about one month for ingot products to over six months for certain can sheet customers.

[PICTURE]

With 33 plants in 11 countries, the food flexible and foil sector customizes packaging to meet the needs of a vast array of food product manufacturers.



In 1999, operating results were higher than in the previous year due mainly to higher fabricated product sales volumes and to lower operating costs, offset in part by the unfavourable effect of the time lag in fully passing on higher metal prices to customers.

Average metal prices in 2000 were approximately 13% higher than in 1999 and 1998. In 2000, the average LME three-month price was $1,567/t compared to $1,388/t in 1999 and $1,379/t in 1998. The average metal price during the second half of 1999 was $1,503/t, compared to $1,322/t for the same period in 1998.

The results for 2000 included non-cash merger related charges of $60 million after tax. This was comprised of depreciation and amortization of asset revaluation ($19 million), amortization of goodwill ($16 million), and a one-time inventory adjustment of $25 million.

Also included in the results for 2000 were special items totalling a net loss of $35 million after tax. These included rationalization charges of $30 million, related principally to the closure of operations in the U.K. (Rogerstone Foil) and Canada (Kemano, B.C.).

In addition, there were favourable tax adjustments of $75 million during the year. These included favourable prior year income tax adjustments of $37 million in

Foundry ingot and extrusion billet are strategic to Alcan's success as a leading partner-supplier to various markets in North America, such as control arms (shown above) or heat exchangers for the automotive market.

2000 Economic Value Added (EVA)+

EVA        LME three-month price

+ Excluding purchase accounting adjustments.

Compared to 1999, and excluding purchase accounting adjustments, EVA improved by $264 million in 2000.

Canada, as well as a $20-million reduction of deferred income tax liabilities in Canada and Germany due to a reduction in tax rates. Moreover, the revaluation of deferred taxes due to exchange rate changes resulted in a non-cash gain of $18 million.

For 1999, the results included a net non-operating gain of $62 million, after tax. These included gains on business disposals of $90 million. In addition, there was a favourable tax adjustment of $31 million in Canada, offset by rationalization costs of $33 million. Furthermore, the revaluation of deferred taxes due to exchange rate changes resulted in a non-cash charge of $26 million.

For 1998, there were a number of offsetting special items totalling a net after-tax loss of $10 million.

Economic Value Added (EVA) was $19 million in 2000, including the purchase accounting adjustments related to the algroup merger*. Excluding these purchase accounting adjustments, to allow for a more meaningful comparison with prior years, EVA was $153 million positive in 2000. This compares to a negative $111 million in 1999 and a negative $285 million in 1998. The improvement in 2000 over 1999 was due in large part to higher metal prices and to continued progress in achieving the Company's FBP program. The improvement in 1999 over 1998 was largely due to changes in cost of capital and economic tax rates.

*Goodwill and asset revaluation, as well as depreciation and amortization.

27 > MANAGEMENT'S DISCUSSION AND ANALYSIS


Under the FBP program, Alcan's objective was to improve pre-tax profitability by $1 billion over the five-year period of 1997 to 2001, at benchmark LME prices of $1,380/t. The $1-billion target included a contribution of $150 million from the new 400 kt smelter in Alma, Quebec. Start-up of the Alma smelter commenced successfully in October 2000, and its profit contribution to the FBP target is virtually assured. The smelter is expected to be fully operational by September 30, 2001.

Of the remaining $850 million, the Company had achieved $430 million during the first three years of the program, from 1997 to 1999. In 2000, a further $150 million of profit improvement was achieved to raise the total profit improvement to $580 million.

Following the merger with algroup, the Company has set a new profit improvement goal. This objective includes the former algroup businesses and sets aggressive targets for all operations. In 2000, total earnings from operations before interest, taxes, depreciation and amortization (EBITDA) for the Company, including algroup for the full year on a pro-forma basis, were approximately
$2 billion. The Company has given itself the goal of improving this base of $2 billion by $1 billion, or 50%, over the two-year period of 2001 and 2002. This new target, based upon a benchmark LME price of $1,500/t (compared to an average price of $1,567/t in 2000) includes the remaining $270 million from the prior FBP program, the positive impact from the Alma smelter, the EBITDA to be generated by the recently acquired Korean rolling mills, the EBITDA improvement of the former algroup businesses, as well as the impact of the merger related synergies.

Revenues

                                       2000      1999      1998
                                      -----     -----     -----
Sales and operating revenues
(millions of US$)                     9,148     7,324     7,789
Total aluminum
volume(1) (kt)                        3,509     3,085     2,941
Average sales price
realizations (US$/t)
Ingot products                        1,667     1,511     1,558
Rolled products(2)                    2,455     2,209     2,603

(1) Includes shipments of ingot and rolled products, conversion of customer-owned metal as well as aluminum used in engineered products and packaging.

(2) Includes foil products for 1998 only; foil operations have been reclassified to the packaging segment for 1999 and 2000.

Sales and operating revenues, at $9,148 million, were 25% higher than the level of 1999, and 17% higher than 1998. Compared to both 1999 and 1998, the increase in 2000 was attributable mainly to higher average metal prices and to the inclusion of the former algroup results for the fourth quarter, which added
226 kt to total aluminum volume, and $1.2 billion to revenues.

Other income, which comprises interest income and other non-operating gains, was $96 million in 2000 compared to $179 million in 1999 and $231 million in 1998. The decrease in 2000 was due mainly to the lower asset disposal gains. In 1999 and 1998, these gains totalled $110 million and $156 million before taxes, respectively.


COSTS AND EXPENSES

Cost of sales and operating expenses increased by 25% in 2000, in line with the increase in sales and operating revenues. The increase was attributable mainly to the inclusion of algroup in the fourth quarter results, to higher average prices of purchased metal, to the increased volume of ingot purchases for the year, to higher energy costs, and to increased start-up and pre-operating expenses related to the Alma smelter and the restarts at the Lynemouth, U.K., and Sebree, Kentucky, smelters. However, as a percentage of sales and operating revenues, cost of sales and operating expenses remained stable at approximately 78%, compared to 1999 and 1998, reflecting in part the continued progress under the Company's FBP program.

(kt)                            2000      1999      1998
                               -----     -----     -----
Purchases of aluminum
  Ingot products               1,033       714       648
  Scrap                          572       538       535
  Fabricated products             65        45        44
                               -----     -----     -----
                               1,670     1,297     1,227
                               =====     =====     =====

Purchases of primary ingot increased in 2000 to support the higher level of fabricated product sales volumes, and also as a result of the metal trading activity of algroup, which was included for the fourth quarter of the year.

28 > Management's Discussion and Analysis

Oil prices increased by about 45% in 2000, compared to 1999, and natural gas prices increased by approximately 70% during the year. The Company did not bear the full impact of the higher oil prices due to forward purchases at lower prices. These increases had a negative impact on cost of sales, offset only slightly by a 7% reduction in caustic soda prices. During 1999, the impact of somewhat higher energy prices, compared to 1998, was negligible.

Depreciation and amortization expense was $545 million compared to $477 million in the previous year and $462 million in 1998. The increase reflected depreciation on the algroup assets, the two rolling mills in South Korea acquired in late 1999 and early 2000, and the major expansion of the Pindamonhangaba (Pinda) rolling mill in Brazil, which was completed in late 1999.

Selling, administrative and general expenses, at $405 million, increased 8% from the 1999 level of $375 million, which represented a 16% decline from the 1998 level. The increase in 2000 was due mainly to the algroup merger, and expressed as a percentage of sales, these expenses fell to 4.4% representing a 14% improvement over 1999 and a 23% improvement compared to 1998.

Research and development expenses were $81 million for 2000 compared to $67 million and $70 million in 1999 and 1998 respectively. Alcan's research and development activities are closely aligned with the needs of its core businesses, principally raw materials, smelting, fabrication, and packaging. The Company continues to maintain a strong effort in developing sheet applications and technology for the automotive industry and is working closely with a number of automotive companies in this regard.

[PICTURE]

Alcan is the only aluminum can sheet producer with operations in North and South America, Asia and Europe and its can recycling operations in both the U.S. and Brazil established new records in 2000.


Other expenses were $139 million compared to $127 million in 1999 and $219 million in 1998. In 2000, this included rationalization costs of $45 million as well as a non-recurring environmental provision of $14 million. The 1999 figure included rationalization costs of $55 million, and included in 1998 was an asset write-off of $143 million related to the Aughinish alumina refinery in Ireland, which was sold in early 1999.

Interest Costs

(millions of US$)                       2000    1999    1998
                                        ----    ----    ----
Interest expense                          78      76      92
Interest capitalized                      81      41      15
Total interest costs                     159     117     107
Effective average interest rate (%)      7.1     6.9     6.7
                                        ----    ----    ----

Total interest costs rose $42 million due to debt incurred to finance capital expenditures and share repurchases, and to the inclusion of algroup's debt as a result of the merger. In 2000, $81 million of interest was capitalized, compared to $41 million in 1999, relating mainly to the construction of the new smelter in Alma, Quebec. In 1998, $15 million of interest was capitalized, relating mainly to the Pinda, Brazil, and Alma projects.

The Company expects capitalized interest of about $25 million related to the Alma project during 2001. The pre-tax interest expense coverage ratio was 6.0 times in 2000, compared to 5.5 times in 1999 and 6.3 times in 1998.

29

INCOME TAXES

Income taxes of $254 million for 2000 represented an effective rate of 29%, compared to 31% in 1999 and 32% in 1998. This compares to a composite statutory rate of 40.2% in Canada. In 2000, the difference in the rates was due primarily to investment and other allowances, prior years' tax adjustments and the impact of reduced tax rates on accumulated deferred income taxes. In 1999 and 1998, the difference in the rates was due primarily to prior years' tax adjustments, reduced rate or tax exempt items and investment and other allowances. In addition, a non-cash gain of $18 million was recorded on the currency revaluation of deferred tax balances due to the weaker Canadian dollar during the year. In 1999, a loss of $26 million for currency revaluation was recorded, while a gain of $31 million was recorded in 1998.

OPERATING SEGMENT REVIEW

The following information is reported by major operating segment, viewing each segment on a stand-alone basis. Transactions between segments are conducted on an arm's-length basis and reflect market prices. Thus, earnings from primary metal operations include profit on metal produced by the Company, whether sold to third parties or used in the Company's fabricating and packaging operations. Earnings from the fabricated products and packaging operations represent only the fabricating profit from rolled products, engineered products and packaging products.

Optimization of materials, joining technology, prototype construction, light-weight modular design are all key to Alcan's know-how in design and manufacturing solutions for the mass transportation market.

Costs and Expenses

[GRAPH]

[] Cost of sales and operating expenses

[] Research and development expenses

[] Depreciation and amortization

[] Interest

[] Selling, administrative and general expenses

[] Other expenses

Despite increased prices for purchased metal and energy, and higher start-up and pre-operating expenses, cost of sales and operating expenses remained stable at 78% of sales and operating revenues.

With 100% ownership of the Gove, Australia, alumina refinery and related bauxite mine, Alcan will further reduce its average alumina cost and has access to low-cost expansion potential.

The Primary Metal segment's EBITDA increased to $994 million in 2000, an improvement of 78% compared to 1999. Higher metal prices, FBP progress and the inclusion of algroup's operations contributed to this improvement.

Following the merger with algroup in 2000, the operations were reorganized to create four operating segments. In addition to EVA, a key financial performance measure for the operating segments is EBITDA. Additional operating segment information is presented in note 22 to the financial statements. Comparative information has been restated to conform to the new organizational structure.

Primary Metal

(millions of US$)                 2000     1999     1998
                                  ----    -----    -----
Sales and operating revenues
  Third parties                   2,123   1,689    1,813
  Intersegment                    1,667   1,317    1,405
EBITDA                              994     557      629
                                  -----   -----    -----

The Primary Metal segment includes the Company's bauxite and alumina operations, as well as its primary aluminum facilities.

EBITDA from this segment increased 78% from the 1999 level reflecting higher realized prices for alumina and aluminum, the positive impact from continued progress under the FBP program, and the inclusion of algroup's operations in the fourth quarter of 2000. In 1999, primary metal segment EBITDA declined compared to 1998 reflecting lower realized prices, as well as higher rationalization, pre-operating and closure costs.

Bauxite and Alumina

(millions of US$)                  2000     1999     1998
                                  -----    -----    -----
Sales and operating revenues
  Third parties                     470      413      509
  Intersegment                      536      479      516
EBITDA                              265      118      192
                                  -----    -----    -----
Alumina shipments
    - third parties (kt)            975    1,153    1,641
Production (kt)
  Alumina hydrate                 3,941    3,991    5,013
                                  -----    -----    -----

 31 > Management's Discussion and Analysis

Bauxite and alumina EBITDA increased 125% in 2000 compared to the previous year, reflecting higher realized prices for alumina and bauxite as well as the addition of algroup's Gove, Australia, bauxite and alumina operation for the fourth quarter.

Average realized prices for alumina, which are highly correlated to metal prices, increased in 2000 as metal prices on the LME were 13% higher in 2000 compared to 1999. During 2000, spot prices for alumina also rose following an explosion that took place in July 1999 at a competitor's alumina refinery in the U.S. This refinery is expected to resume production in 2001 which, in conjunction with decreased alumina requirements resulting from the idling of significant smelting capacity in the U.S. Pacific Northwest, is expected to lower alumina spot prices in 2001.

The 1998 results included those of the Aughinish alumina refinery in Ireland, which was sold early in 1999.

BAUXITE

In 1999, Alcan adopted the Australasian Code for Reporting of Mineral Resources and Ore Reserves, an internationally accepted reporting standard. On that basis, and including 100% of the Gove assets in Australia, Alcan's current proven ore reserves are estimated to be 422 Mt and measured mineral resources are estimated to be 454 Mt, representing increases of 66% and 118%, respectively, compared to 1999. The Company has more than sufficient bauxite to meet its needs for the next 30 years based on current production capabilities.

In January 2000, the Ely bauxite reserves in Australia began supplying the Company's 21.4% interest in the Queensland Alumina Limited (QAL) refinery. Significant savings on bauxite costs were realized during the year, and will continue in the future.

The equity partners in the Mineracao Rio do Norte S.A. (MRN) bauxite mine in Brazil, in which Alcan owns a 12.5% interest, have approved an expansion that would result in total production increasing by about 50%, from 11 Mt to 16.3 million tonnes per year (Mt/y), by 2003.

ALUMINA

Alumina hydrate production reached 3.9 Mt in 2000, a 1% decrease over 1999. Adjusting for divestitures and the algroup merger, production in 2000 was stable compared to 1999, which had been a record year, following an increase of 8% over 1998. In 2000, new records for hydrate production were achieved in Jamaica, the QAL refinery in Australia and the Alumar facility in Brazil.

Despite the increase in oil and natural gas prices, production costs increased by only 3% in 2000 compared to 1999. Partly offsetting the higher energy costs were reductions achieved under the ongoing FBP program during 2000.

In January 2001, the Company acquired the remaining 30% of the Gove alumina refinery and related bauxite mine at a cost of $362 million, subject to certain post-closing adjustments which could require the payment of additional amounts of up to $30 million. The refinery has a total annual capacity of 1.8 Mt of low-cost alumina. This investment will enable the Company to further reduce its average alumina cost, while giving it access to all of Gove's significant low-cost expansion potential.

In February 2001, the Company announced its intention to sell its 93% interest in the Alcan Jamaica Company, which operates bauxite and alumina facilities having a capacity of 1.2 Mt/y of alumina.

The Company continues to own a 35% interest in the proposed 1.2 Mt Utkal alumina project in Orissa, India.

The $105-million modernization program for the Company's alumina refinery in Jonquiere, Quebec, is progressing on schedule and within budget. The start-up has begun in certain areas and will help reduce alumina costs in 2001, with completion scheduled in 2002-03. The project is expected to result in higher productivity, improved process efficiencies and better environmental, health and safety working conditions.

                                       32 > Management's Discussion and Analysis
CHEMICALS

Operating results in 2000 were better than in 1999, although the European operations continued to suffer losses, caused mainly by depressed selling prices, unfavourable exchange rates and lower shipment volumes. A major restructuring of the European operations is underway and is expected to result in improved performance in 2001. This follows a significant reduction in workforce already implemented in the latter part of 1999.

Primary Aluminum

(millions of US$)                         2000      1999      1998
                                         -----    ------    ------
Sales and operating revenues

  Third parties                          1,653     1,276     1,304
  Intersegment                           1,674     1,312     1,394
EBITDA                                     729       439       437
                                         -----     -----     -----
Shipments(1) (KT)
  Third parties                            758       649       635
  Intersegment                             932       892       904
Production of primary aluminum (KT)      1,562     1,518     1,481
                                         -----     -----     -----

(1) Shipments of primary aluminum, including those resulting from metal trading activities. data was restated for 1999 and 1998.

Primary aluminum EBITDA increased by 66% in 2000, reaching a level of $729 million compared to $439 mil- lion in 1999 and $437 million in 1998. The main factors contributing to the increase were the improved ingot product realizations on third- party sales, which were 10% higher compared to 1999, the benefits arising from the FBP program and the addition of the former algroup's primary aluminum business. In 1999, EBITDA was similar to 1998, as the positive impact from reduced operating costs in 1999 was offset by higher start-up, pre-operating and rationalization costs, and by lower prices on third-party sales of primary ingot.

Primary aluminum production increased 2.9% in 2000 to 1,562 kt. Eleven of the Company's 15 smelters achieved record production in 2000. The positive contribution to production as it relates to the algroup merger and the restarts of idle capacity at the Sebree, U.S., and Lynemouth, U.K., smelters, more than offset the lost production in 2000 caused by the permanent closures of the Isle-Maligne, Quebec, and Kinlochleven, U.K., smelters. Production from the new smelter in Alma, Quebec, which commenced operations in October 2000, was negligible during the year.

[PICTURE]

Sheet ingot is lifted from the casting area of the Laterriere, Quebec, smelter. Together with Alcan's 14 other smelters worldwide, primary metal production levels were the best ever in 2000.

Construction of the new smelter and casting center in Alma is approximately 90% completed and facilities are gradually being transferred to operations. The smelter should reach full capacity of 400 kt/y by September 30, 2001, with production of about 270 kt in 2001. The smelter also has low-cost expansion capability of 133 kt/y.

Alcan's average cost of production of primary aluminum (mainly in the form of sheet ingot, extrusion billet and foundry ingot), including alumina at market prices, was $1,337/t in 2000 compared to $1,275/t in 1999 and $1,327/t in 1998.
Higher alumina prices had an unfavourable impact on costs, as did higher energy prices, more than offsetting the savings generated by the cost reductions related to the FBP program. This total metal production cost included special charges of $94/t in 2000 compared to $73/t in 1999 and $46/t in 1998. The increase in special charges in 2000 was attributable mainly to Alma pre-operating expenses and start-up expenses for the Sebree and Lynemouth smelters ($67/t in 2000). Excluding special charges, the average cost of production of primary aluminum increased by only 3.4% in 2000 compared to the previous year, despite higher alumina and purchased energy prices.

Almost all smelter production is in value-added form, such as sheet ingot, extrusion billet and foundry ingot, which costs more to produce than the remelt ingot sold on the LME. Despite the effect of the weakening U.S. economy during the last few months of 2000, Alcan achieved record sales for value-added ingots.

33

The Company installed a state-of-the-art research extrusion press at its Kingston, Ontario, facility in 2000, which will increase its knowledge and customer service capabilities as it relates to the metallurgical and extrusion processes. An extrusion scrap recycling facility in Sebree, Kentucky, became operational in 2000, and an expansion of Sebree's billet capacity was approved during the year, with expected completion in 2001. This investment will increase billet capacity by 65 kt/y. The average realized price on third-party sales of primary ingot was $1,747/t compared to $1,569/t in 1999 and $1,618/t in 1998.

Fabricated Products --
Americas and Asia


(millions of US$)                  2000     1999    1998(1)
                                   -----   -----   --------
Sales and operating revenues
   Third parties                   3,929    3,402     3,478
   Intersegment                       82       80       N/A
EBITDA                               296      349       299
                                   -----    -----     -----
Total aluminum
    volume(2) (kt)                 1,648    1,481     1,395
                                   =====    =====     =====


(1) Includes foil products for 1998 only; foil operations have been reclassified to the packaging segment for 1999 and 2000. Intersegment data not available for 1998.

(2) Includes shipments of rolled products, conversion of customer-owned metal and aluminum used in engineered products.

The markets served by this business segment include containers and packaging, building and construction, industrial products, electrical, as well as automotive and other transportation sectors.

In 2000, EBITDA was $296 million compared to $349 million in 1999 and $299 million in 1998. The decline in 2000 was attributable

[PICTURE]

Following a successful start-up last fall, Alcan's newest, state-of-the-art 400-kt capacity smelter at Alma, Quebec, will be one of the lowest cost smelters in the world when in full operation in September 2001.

Despite the effect of the weakening U.S. economy during the last few months of 2000, Alcan achieved record sales for value-added ingots.

[PICTURE]

Alcan's recent investments as well as modernization and capacity expansions continue to solidify its global leadership position in rolled products.

Total Aluminum Volume1 and Purchases

[GRAPH]

[] Total aluminum volume

[] Total purchases

Increased aluminum shipments surpassed the increase in primary production, leading to higher metal purchases.

1 Includes ingot and rolled products shipments, conversion of customer-owned metal as well as aluminum used in engineered products and packaging.

mainly to a squeeze in profit margins in North America and Asia, offset in part by an improvement in South America. In 1999, EBITDA was higher than in 1998, due mainly to the higher sales volume of rolled products and to cost reductions.

Highlights for 2000 included a 46% increase in shipment volumes in South America following the successful expansion and modernization of the Company's rolling mill located in Pinda, Brazil. In addition, through its 68%-owned subsidiary, Alcan Taihan Aluminum Limited (ATA), the Company acquired an equity interest of 95% in Aluminium of Korea Limited (Koralu) in May 2000 and has integrated its operations into ATA.

During 2000, Alcan's total aluminum volume from this segment increased 11% compared to 1999, as a result of the strategic focus on South American and Asian markets, which complements the segment's overall growth strategy given the maturity of North American markets.

Rolled Products

                                  2000      1999      1998(1)
                                  -----     ------    -------
Shipments (kt)                    1,269     1,096      1,035
Conversion of customer-owned
  metal (kt)                        218       218        196
Total aluminum volume (kt)        1,487     1,314      1,231
                                  -----     ------     -----
EBITDA (millions of US$)            261       307        265

Average price realizations(2)
  (US$/T)                         2,401     2,239      2,418
                                  =====     =====      =====

(1) Includes foil products for 1998 only; foil operations have been reclassified to the packaging segment for 1999 and 2000.

(2)  Excluding conversion of customer-owned metal.

35 > Management's Discussion and Analysis

EBITDA from rolled products was $261 million in 2000, compared to $307 million in 1999 and $265 million in 1998. Although shipments and price realizations were higher in 2000, this was not sufficient to offset higher energy prices, the unfavourable impact due to the time lag in fully passing higher aluminum prices to customers, as well as losses from the South Korean operations.

Alcan continues to consolidate its position of leadership in rolled products markets in North and South America following capacity expansions and modernization in recent years and, through its acquisitions in South Korea, has established a platform for growth in Asian markets.

Alcan's recent investments in modernization and capacity expansions continue to solidify its global leadership position in rolled products. Alcan is the only can sheet producer with operations in North America, South America, Asia and Europe.

In 2000, Alcan's North American rolled products business matched its previous year's record shipment level amid declining market conditions and increased competitiveness across all product lines, reflecting continued market share growth.

A project to upgrade rolling operations in Kingston, Ontario, was completed in 2000. This has improved the Company's ability to service the growing automotive market and expanded its industrial products capacity.

Despite a 3.5% decline in U.S. can sheet shipments by the industry in 2000 compared to 1999, the Company's shipments of can sheet increased by 1%, allowing it to gain market share owing to its focus on quality, service and its global leadership position.

[PICTURE]

The Lincoln LS, Motor Trend magazine's "2000 Car of the Year" makes extensive use of aluminum (450 lb/204 kg), including Alcan body sheet for the hood, front fenders and trunk lid -- accounting for 40% of the metal body surface.

Alcan's automotive sheet sales rose by approximately 75% in 2000 compared to 1999, despite a decline in vehicle production during the second half of the year. Although shipment volume levels to this market remain a minor portion of the Company's overall shipments, this growth performance exceeded that of the overall market in this key strategic market to Alcan.

In January 2000, Alcan and Ford signed a significant multi-year aluminum supply agreement. During the year, both Ford and GM introduced demonstration aluminum intensive vehicles. The Ford Prodigy and GM Precept models use a wide range of aluminum applications including body structures and skin panels for significant weight and fuel savings.

In South America, Alcan achieved record sales levels in Brazil. Shipments of rolled products from South American operations grew by 46% in 2000 compared to 1999, as the Company's expanded and modernized rolling mill in Pinda, Brazil, enjoyed its first full year of production. The Company now expects this facility to reach full capacity by the end of 2001, two years ahead of schedule. Alcan is currently the only manufacturing company in South America capable of producing can sheet, and is therefore well positioned to benefit from the anticipated rapid growth in this region of the world.

36

[PICTURE]

Alcan's Koralu rolling complex at Ulsan (shown above), together with the mill at Yeongju, South Korea, provide a new platform for earnings growth in low-cost, technically advanced semi-fabricated products in Asia.

Alcan's aluminum can recycling operations in the United States increased throughput to establish a new record of 23.8 billion used beverage cans.

In Asia, shipments of rolled products more than doubled in 2000 to reach 239 kt compared to 117 kt in 1999. This increase was due primarily to the first full year of production at the Yeongju, South Korea, rolling mill acquired in September 1999. In addition, through its 68%-owned ATA subsidiary, Alcan acquired Koralu in May 2000, adding a second world-class rolling mill in South Korea. The Koralu acquisition further enhances Alcan's overall cost position in Asia and doubles the Company's annual production capacity in South Korea to 600 kt to meet the development of its chosen markets. The repositioning of Alcan in Asia included the sale of Indian Aluminium Company, Limited (Indal) during the year.

RECYCLING ACTIVITIES

Alcan's aluminum can recycling operations in the United States increased throughput to establish a new record of 23.8 billion used beverage cans (UBCs), a 10% increase over last year. This represented an estimated 40% of aluminum beverage cans recycled in the U.S. in 2000. At the Berea, Kentucky, facility, already the largest UBC recycling facility in the world, production increased by 13% as a result of improved manufacturing efficiencies.

37 > Management's Discussion and Analysis

Alcan continues to expand the capacity of its state-of-the-art recycling plant at Pinda, in Brazil, to keep pace with the tremendous growth in demand for beverage cans in that region. Currently, Alcan recycles and processes 29% of all the aluminum cans collected in Brazil, and along with metal received from a third-party recycler, casts 50% of the UBCs collected in Brazil.

Engineered Products

(millions of US$)         2000    1999    1998
                          ----    ----    ----

Sales and operating
  revenues                 538     494     644
EBITDA                      35      42      34
                          ----    ----    ----
Aluminum used
  in engineered
  products (KT)            161     167     164
                          ====    ====    ====

Engineered products are comprised mainly of Alcan's North American cable business, where EBITDA declined in 2000 compared to 1999, mainly as a result of the weakening North American construction and housing activities in the second half of the year, exacerbated by an already competitive market place. As a result, shipments of cable products in 2000 decreased by about 2% following a number of years of sustained growth.

Sales of bare transmission and distribution cables for high voltage power supply were strong throughout the year. With demand for energy growing, the outlook for overhead transmission lines continues to be positive for 2001.

Fabricated Products -- Europe

(millions of US$)         2000    1999    1998(1)
                         ------  ------   ------

Sales and operating
  revenues
Third parties            1,854   1,524     2,485
Intersegment               289     268       N/A
EBITDA                     164     144       157
Total aluminum
  volume(2) (KT)           712     620       717
                         =====   =====     =====

(1) Includes foil products for 1998 only; foil operations have been reclassified to the packaging segment for 1999 and 2000. intersegment data not available for 1998.

(2) Includes shipments of rolled products, conversion of customer-owned metal and aluminum used by engineered products.

With a significant presence in rolled products and engineered products, the markets served by this segment include containers and packaging, building and construction, industrial products, machinery and equipment, automotive and mass transportation, displays and facades. The increase in EBITDA in 2000 compared to 1999 and 1998 resulted mainly from the inclusion of algroup's operations in the fourth quarter. Following the merger, Alcan now has a significant engineered products business in Europe. The merger also consolidates the company's leadership position in rolled products in that region. Results for 1998 included foil operations, which have been reclassified to the packaging segment for 1999 and 2000.

Rolled Products

                               2000    1999    1998(1)
                              -----   -----    -----

Shipments (KT)                  586     513      568
Conversion of
  customer-owned
  metal (KT)                    110      97       93
Total aluminum
  volume (KT)                   696     610      661
                              -----   -----    -----
EBITDA (MILLIONS OF US$)        144     142      114
Average price
  realizations(2)
 (US$/T)                      2,571   2,145    2,942
                              =====   =====    =====


(1) Includes foil products for 1998 only; foil operations have been reclassified to the packaging segment for 1999 and 2000.

(2)  Excluding conversion of customer-owned metal.

EBITDA was relatively flat in 2000 compared to 1999, as the increase in shipment volumes and price realizations was offset mainly by the strength of the pound sterling against other European currencies, which had an unfavourable impact on profits from U.K. based fabrica- tion operations. In 1999, EBITDA was higher than in the prior year due mainly to the absence of rationalization charges that were recorded in 1998.

The European rolled product market grew in 2000, increasing by 3.8% over 1999. This mirrored the growth in overall aluminum consumption in Europe, which increased 3.7% in 2000, after having grown 3.2% in 1999.

Despite a very competitive environ- ment, the European aluminum beverage can market grew in 2000, increasing its share from steel in the U.K. to 70% and showed strong growth in Eastern Europe. Alcan's total sales volume in Europe reached an all-time record in the beverage can market. Compared to 1999, can-body stock shipments increased by 8%, and shipments of can-end and can-tab were up by 34%.

 38 > Management's Discussion and Analysis

The litho sheet market grew strongly
during 2000, with Alcan's increase at more than twice the market growth. The Company achieved record litho sales in 2000, exceeding the 1999 level by 10%.

ENGINEERED PRODUCTS

(Millions of US$)     2000    1999   1998
                      ----    ----   ----
Sales and operating
 revenues              188      58    653
EBITDA                  20       2     43
Aluminum used
 in engineered
 products (KT)          16      10     56
                      ----    ----   ----

The EBITDA generated by engineered products in Europe for 2000 relates only to algroup's operations in the fourth quarter. The year 1999 included engineered products operations in France and Germany, which were sold during the year.

Following the merger with algroup, Alcan now has a significant presence in engineered products in Europe. Alcan's main markets include:

- automotive  systems and components,  using extrusions and plastic components,

- large  extrusions,   composite  panels  and  structures  for lightweight mass
  transportation systems,

- composites for displays, facades and transport applications,

- large profile extrusions for building, transportation, machinery and equipment, and industrial markets.

PACKAGING

(millions of US$)      2000    1999   1998(1)
                       ----    ----   -------
Sales and operating
 revenues             1,216     681     N/A
                      -----     ---     ---
EBITDA                   73      43     N/A
Aluminum used
 in packaging (KT)      175     125     N/A
                      -----     ---     ---

(1) Excludes foil products for 1998 only; foil operations have been reclassified to the packaging segment from the fabricated product segments for 1999 and 2000.

The former algroup had significant operations in the specialty packaging industry. Alcan expects annual revenue to be approximately $3 billion from this segment, compared to $681 million in 1999. The year 2000 included the fourth quarter results of algroup.

Alcan's packaging revenues1 can be broken down as follows:

BY MARKET                 %
Food                    47
Pharmaceutical          17
Tobacco                 12
Cosmetics                7
Other                   17
                       ----
                       100%
                       ====

BY TYPE OF INPUT          %
Plastic and paper       42
Aluminum                38
Paperboard               9
Glass                    9
Steel                    2
                       ----
                       100%
                       ====

BY REGION                 %
Europe                  64
North America           32
South America            3
Asia                     1
                       ----
                       100%
                       ====

(1) Based on 1999 data.



GEOGRAPHIC REVIEW

(millions of US$)     2000   1999   1998
                      ----   ----   ----
Canada                 295    111    133
United States          155    178    144
Brazil                  34      5     13
Germany                 43     30      7
United Kingdom          10     18      2
Switzerland              1      3     --
Other Europe            17     13    (98)(1)
Australia               59     36     25
Asia                   (22)    46    922
Other                   26     20     81
                       ---    ---    ---
Net income             618    460    399
                       ===    ===    ===

(1) Includes a write-down of $120 million after-tax related to the sale of the Aughinish alumina refinery in Ireland.

(2) Includes a gain of $140 million after-tax related to the sale of a portion of the Company's investment in Nippon Light Metal Company, Ltd.

In Canada, the increase in net income compared to 1999 and 1998 resulted mainly from higher aluminum prices and favourable tax adjustments. In addition, rationalization charges were lower than in 1999.

In the United States, net income was lower than in 1999 due mainly to higher energy costs, the time lag in passing metal prices to customers, lower shipments in certain rolled products markets as a result of the slowing U.S. economy, a non-recurring environmental provision, and a less favourable sales product mix. Partly offsetting these factors were increased earnings from the U.S. smelting operation due to higher metal prices, and the restart of idled capacity at the Sebree, Kentucky, smelter. Net income for 1999 was higher than in 1998 due mainly to increased sales volumes and lower operating costs.

39

In Brazil, the improvement in net income for 2000 was attributable mainly to higher shipment volumes of rolled products and lower unit production costs following the first full year of production from the expanded Pinda rolling mill. Compared to 1998, operating results in 1999 were affected by the impact of the economic crisis early in the year as well as depreciation and startup costs for the Pinda expansion.

In Germany, the increase in net income for 2000 was caused mainly by a reduction in Germany's deferred income tax liability of $12 million due to a reduction in tax rates in that country. Excluding special items, 1999 net income was similar to the 1998 level. In 1999, the special item was a $25-million net gain on sale of a business. In 1998, the special item comprised of a net rationalization charge of $3 million.

In the U.K., the decline in net income in 2000 was due mainly to net rationalization charges of $18 million associated with the closure of the foil operations at Rogerstone and the strength of the pound sterling against other European currencies, offset in part by higher average metal prices on ingot sales and the restart of idled capacity at the Lynemouth smelter. Excluding special items, 1999 net income from the U.K. was in line with the prior year. In 1999, special items were a net $12-million gain, comprised of a $16-million gain on sale of property offset in part by rationalization costs of $4 million. In 1998, special items were net rationalization costs of $6 million.

[PICTURE]

Alcan's pharmaceutical sector, the world's No. 1 packaging supplier, combines a multi-line product, offering a global account management process and effectively channels innovative packaging solutions to leading pharmaceutical companies worldwide.

2000 Aluminum Shipments by Region

[GRAPH]

[] Western World consumption
[] Alcan Group shipments

Alcan is well positioned to serve key markets in all regions.

                                                                              40
CASH FLOWS

[graph]

[] Sales of assets and investments
[] Cash from operating activities
[] Dividends paid
[] Capital investments

Capital investments during the year included $850 million for the Alma, Quebec, smelter, and $200 million to acquire Koralu, in South Korea.


TOTAL BORROWINGS AND EQUITY (at-year-end)

[graph]

[] Total borrowings
[] Equity (includes minority interests and preference shares)
[] Ratio of total borrowings to equity

The Company maintains a healthy balance sheet, with a debt:equity ratio of 33:67 at the end of 2000.


In Australia, net income for 2000 was higher than in 1999 and 1998, due mainly to higher alumina prices and to the addition of the Gove bauxite and alumina operations in the fourth quarter of 2000 and to the benefits arising from the bauxite mining and exchange agreement with Comalco for the development of the Company's Ely bauxite reserves to supply its interest in the QAL refinery.

In Asia, the decline in 2000 net income resulted primarily from the absence of a $37-million net business disposal gain recorded in 1999 for the sale of shares in Nippon Light Metal Company, Ltd (NLM), and from losses incurred by the rolled products operations in South Korea, acquired in late 1999 and early 2000. The 1998 net income related primarily to a gain arising from the sale of a large portion of Alcan's stake in NLM.

Activities in other areas include bauxite and alumina operations in Jamaica, bauxite mining operations in Guinea and Ghana, smelting operations in Iceland, packaging operations in Turkey and Puerto Rico, and trading, shipping and insurance activities in Bermuda. Alcan also sells products in other parts of the world such as the Middle East and Africa.

41 > MANAGEMENT'S DISCUSSION AND ANALYSIS

LIQUIDITY AND CAPITAL RESOURCES

OPERATING ACTIVITIES

Cash generation, calculated by taking the net income for the year and adding back depreciation, amortization and deferred income taxes, was $1,231 million compared to $1,047 million in 1999 and $890 million in 1998. The improvement mainly reflected increased metal prices and the inclusion of algroup's results in the fourth quarter of 2000.

Net operating working capital increased by $223 million in 2000 compared to a decline of $239 million in 1999 and an increase of $106 million in 1998. The increase in 2000 was due mainly to a refinancing of trade payables by short-term borrowings in South Korea, as well as a decrease in payables related to the Alma smelter in Quebec.

INVESTMENT ACTIVITIES

Capital investment in the year was $1.7 billion, an increase from the previous two years, which were $1.3 billion and $877 million respectively. Capital investments in 2000 included about $850 million related to the Alma smelter project in Quebec, $200 million for the acquisition of Koralu, and the capital expenditures for the former algroup operations in the fourth quarter of 2000. On an ongoing basis, approximately $750 million is required annually to maintain the integrity and competitiveness of the Company's assets.

In October 2000, the Company made a pre-acquisition loan of $532 million to algroup in order to finance a special payment to algroup shareholders as part of the share exchange offer.

In 2001, capital expenditures are projected to total $1.1 billion, including about $300 million for the completion of the Alma smelter. In addition, as mentioned previously, the Company has acquired the remaining 30% of the Gove alumina refinery and related bauxite mine at a cost of $362 million, subject to certain post-closing adjustments which could require the payment of additional amounts of up to $30 million. The Company expects to realize about $400 million from asset disposals during 2001.

Disposal of assets in 2000 was mainly comprised of the sale of shares in Indal and of a small panel business in Thailand.

FINANCING ACTIVITIES

Reflecting the inclusion of algroup's debt, increased capital expenditures and funds required to repurchase shares, total borrowings increased to $4.6 billion at the end of 2000 compared to $1.5 billion at the end of 1999. The debt-to-equity ratio was 33:67 at the end of 2000 compared to 21:79 at the end of 1999.

In October 2000, the Company issued 115.4 million common shares in exchange for 99.4% of algroup's shares.

During 2000, the Company purchased for cancellation 16.6 million of its common shares, at a total cost of $530 million, under a normal course issuer bid program which was initiated in June 2000. At the end of 2000, outstanding shares totalled 317.9 million compared to 218.3 million at the end of 1999.

In January 2000, $100 million 9.5% debentures were redeemed at a price of 104.64%. In April 2000, $150 million 5.875% debentures matured and were repaid. In July 2000, the remaining $18 million of the 9.625% sinking fund debentures were purchased at par. In January 2001, the CHF150 million 6.75% debentures were redeemed at par. Commercial paper outstanding increased from $30 million at the beginning of 2000 to $1,475 million at the end of the year.

Cash reserves totalled $261 million at the end of 2000 compared to $315 million at the end of 1999. Alcan has increased committed credit facilities to $2.75 billion through the establishment of a new $1.75-billion multi-currency credit facility, in addition to a previously existing $1-billion credit facility. As at December 31, 2000, $250 million had been drawn and $1.5 billion used as "back-up" for commercial paper in issue under

                                       42 > Management's Discussion and Analysis

these facilities. In addition to the balance available under these facilities, the Company's investment grade rating continues to provide Alcan with access to global capital markets through the issuance of commercial paper, debt and equity instruments.

The quarterly common share dividend remained at 15 cents per common share in 2000. Total dividends paid (common and preferred) to shareholders were $155 million in 2000 compared to $140 million in 1999.

The Company expects that cash generation from operations, combined with the above resources, will be more than sufficient to meet the cash requirements of operations, planned capital expenditures and dividends. In addition, the Company considers that its ability to access capital markets should provide any additional liquidity which may be required to meet unforeseen events.

ENVIRONMENTAL MATTERS

Underlying Alcan's environmental commitments are a number of factors. These include a clear approach to environmental management systems, continual improvement of environmental control systems, dedicated environmental professionals, and ongoing employee involvement.

Alcan is also committed to making the most of the inherent environmental value of aluminum and other materials in every stage of our products' life cycles.

In most of the countries where Alcan operates production facilities, environmental control regulations have been established or are in the process of being established. Alcan believes that its existing and planned anti-pollution measures will enable it to satisfy statutory and regulatory demands without material effect on its competitive position.

Alcan's capital expenditures to protect the environment and improve working conditions at the smelters and other locations were $133 million in 2000. Similar expenditures for 2001 and 2002 are projected to be $110 million and $130 million, respectively. In addition, expenditures charged against income for environmental protection were $91 million in 2000 and are expected to be $115 million in 2001 and $110 million in 2002.

RISKS AND UNCERTAINTIES

RISK MANAGEMENT

As a multinational company, which is to a large degree engaged in a commodity-related business, Alcan's financial performance is heavily influenced by fluctuations in metal prices and exchange rates. In order to reduce the associated risks, the Company uses a variety of financial instruments and commodity contracts. All risk management activities are governed by clearly defined policies and management controls. Transactions in financial instruments for which there is no underlying exposure are prohibited.

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

43

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

Following the algroup merger, exchange movements between the Euro and U.S. dollar have a greater impact on the Company's results. It is estimated, based on the current European earnings base, that each US$0.01 permanent change in the value of the Euro has an annual after-tax translation impact of approximately $3 million on profitability. Alcan benefits from a strengthening of the Euro, but, conversely, is disadvantaged if it weakens.

For further details, refer to note 17 of the financial statements.

[PICTURE]

> From the luxury Audi A8 (shown above in production) to the fuel-efficient A2, total vehicle weight is reduced thanks to a light-weight, high-strength aluminum structure and body panels.

On an annual basis, each $100/t change in the price of aluminum has an after-tax impact of $130 million on the Company's profitability.

                                       44 > Management's Discussion and Analysis

The Company's deferred income tax liability in Canada is translated into U.S. dollars at current rates, and the resultant exchange gains or losses are included in income. The impact of a US$0.01 movement in the value of the Canadian dollar on deferred income taxes is approximately $7 million. During 2000, a gain of $18 million was recorded in this regard, compared to a loss of $26 million in 1999.

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

Alcan estimates that on an annual basis, each $100 per tonne change in the price of aluminum has an after-tax impact of approximately $130 million on the Company's profitability.

For further details, refer to note 17 of the financial statements.

THE YEAR 2000 ISSUE

No Alcan operating location has experienced any material disruption to planned production levels caused by a Year 2000-related problem associated with its systems hardware and related software used in business applications or manufacturing processes. Information received at the beginning of 2000 from suppliers and customers indicates that no major supplier or customer has experienced a Year 2000-related disruption that could have a significant impact on Alcan.

Costs of Alcan's Year 2000 program were expensed as incurred and were less than $50 million, most of which was spent prior to 2000.

CAUTIONARY STATEMENT

Statements in this report that describe the Company's objectives, projections, estimates, expectations or predictions may be "forward looking statements" within the meaning of applicable securities laws and regulations. The Company cautions that such statements involve risk and uncertainty and that actual actions or results could differ materially from those expressed or implied. Important factors that could cause differences include global supply and demand conditions for aluminum and other products, aluminum ingot prices and changes in raw material costs or availability, changes in the relative value of various currencies, cyclical demand and pricing within the principal markets for the Company's products, changes in government regulations, particularly those affecting environmental, health or safety compliance, relationships with and financial and operating conditions of customers and suppliers, the effects of integrating acquired businesses and the ability to attain expected benefits, economic developments within the countries in which the Company conducts business, and other factors relating to the Company's operations, such as litigation, labor negotiations and fiscal regimes.

45

FINANCIAL SECTION

                                                             OECD Guidelines  46
                                                            Auditors' report  46
                                           Consolidated Financial Statements  47
                                  Notes to Consolidated Financial Statements  50
                                                         Eleven-Year Summary  74
                                                    Quarterly Financial Data  76

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

The financial statements have been reviewed by the Audit Committee and, together with the other required information in this Annual Report, approved by the Board of Directors. In addition, the financial statements have been audited by PricewaterhouseCoopers LLP, whose report is provided on page 46.


[SIGNATURE]                               [SIGNATURE]
W.R.C. Blundell,                          Suresh Thadhani,
Interim Chief Executive Officer           Chief Financial Officer
February 15, 2001

OECD GUIDELINES

The Organization for Economic Cooperation and Development (OECD), which consists of 29 industrialized countries including Canada, has established guidelines setting out an acceptable framework of reciprocal rights and responsibilities between multinational enterprises and host governments. Alcan supports and complies with the OECD guidelines and has a CODE OF CONDUCT, which is consistent with them.

AUDITORS' REPORT

TO THE SHAREHOLDERS OF ALCAN INC.
(FORMERLY ALCAN ALUMINIUM LIMITED)

We have audited the consolidated balance sheets of Alcan Inc. (formerly Alcan Aluminium Limited) as at December 31, 2000, 1999 and 1998 and the consolidated statements of income, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2000, 1999 and 1998 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2000 in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP            Montreal, Canada
Chartered Accountants                 February 15, 2001

47 > Alcan Inc.

                       CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF INCOME (in millions of US$, except per share amounts)

Year ended December 31                                    2000        1999       1998
                                                        --------    --------   --------
REVENUES
Sales and operating revenues                            $  9,148    $  7,324   $  7,789
Other income (notes 9 and 10)                                 96         179        231
                                                        --------    --------   --------
                                                           9,244       7,503      8,020
                                                        --------    --------   --------
COSTS AND EXPENSES
Cost of sales and operating expenses                       7,113       5,695      6,076
Depreciation and amortization (note 2)                       545         477        462
Selling, administrative and general expenses                 405         375        448
Research and development expenses                             81          67         70
Interest                                                      78          76         92
Other expenses (notes 5, 9 and 10)                           139         127        219
                                                        --------    --------   --------
                                                           8,361       6,817      7,367
                                                        --------    --------   --------
Income before income taxes and other items                   883         686        653
Income taxes (note 6)                                        254         211        210
                                                        --------    --------   --------
Income before other items                                    629         475        443
Equity income (loss) (note 8)                                  4          (1)       (48)
Minority interests                                             1         (14)         4
                                                        --------    --------   --------
Net income before amortization of goodwill              $    634    $    460     $  399
Amortization of goodwill (note 2)                             16          --         --
                                                        --------    --------   --------
Net income                                              $    618    $    460     $  399
Dividends on preference shares                                10           9         10
                                                        --------    --------   --------
Net income attributable to common shareholders          $    608    $    451     $  389
                                                        --------    --------   --------
Net income per common share before
   amortization of goodwill (note 2)                    $   2.50    $   2.06    $  1.71
Amortization of goodwill per common share (note 2)          0.05          --         --
                                                        ========    ========   ========
Net income per common share (note 2)                    $   2.45    $   2.06    $  1.71
                                                        ========    ========   ========
Dividends per common share                              $   0.60    $   0.60    $  0.60
                                                        ========    ========   ========

CONSOLIDATED STATEMENT OF RETAINED EARNINGS (in millions of US$)

Year ended December 31                                    2000        1999       1998
                                                        --------    --------   --------
Retained earnings - beginning of year                   $  4,227    $  4,078   $  3,862
Net income                                                   618         460        399
                                                        --------    --------   --------
                                                           4,845       4,538      4,261
Amount related to common shares purchased
   for cancellation                                          400         171         37
Dividends   - Common                                         145         131        136
            - Preference                                      10           9         10
                                                        --------    --------   --------
Retained earnings - end of year (note 15)               $  4,290    $  4,227   $  4,078
                                                        ========    ========   ========

                                                                 48 > Alcan Inc.
CONSOLIDATED FINANCIAL STATEMENTS (CONT'D)


Consolidated Balance Sheet (in millions of US$)


December 31                                     2000        1999         1998
                                              -------     --------      -------
ASSETS

CURRENT ASSETS

Cash and time deposits                        $   261      $   315      $   615
Receivables (net of allowances of
  $55 in 2000, $31 in 1999, $43 in 1998)       2,280        1,299        1,401

Inventories
     Aluminium operating segmente
          - Aluminum                            1,034          709          826
          - Raw materials                         414          294          345
          - Other supplies                        268          188          242
                                              -------      -------      -------
                                                1,716        1,191        1,413
     Packaging operating segment                  399           85           --
                                              -------      -------      -------
                                                2,115        1,276        1,413
                                              -------      -------      -------
                                                4,656        2,890        3,429
                                              =======      =======      =======
Deferred charges and other assets (note 8)        719          525          575
Property, plant and equipment (note 9)
     Cost (excluding construction work
          in progress)                         14,807       11,771       11,758
     Construction work in progress              1,979        1,220          911
     Accumulated depreciation                   6,753        6,557        6,772
                                              -------      -------      -------
                                               10,033        6,434        5,897
                                              -------      -------      -------
Intangible assets, net of accumulated
  amortization (note 9)                           330           --           --
Goodwill, net of accumulated
  amortization (notes 3 and 9)                  2,669           --           --
                                              -------      -------      -------
Total assets                                  $18,407      $ 9,849      $ 9,901
                                              =======      =======      =======

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Payables                                      $ 2,427      $ 1,268       $ 1,132
Short-term borrowings                           1,080          167            86
Debt maturing within one year (note 12)           333          311           166
                                              -------      -------       -------
                                              $ 3,840      $ 1,746       $ 1,384
                                              =======      =======       =======

Debt not maturing within one year
  (notes 12 and 17)                             3,195        1,011         1,537
Deferred credits and other liabilities
  (note 11)                                       874          563           604
Deferred income taxes (note 6)                  1,227          781           747
Minority interests                                244          207           110
SHAREHOLDERS' EQUITY
Redeemable non-retractable preference
  shares (note 13)                                160          160           160
Common shareholders' equity
     Common shares (note 14)                    4,597        1,230         1,251
     Retained earnings (note 15)                4,290        4,227         4,078
     Deferred translation adjustments
       (note 16)                                  (20)         (76)           30
                                              -------      -------       -------
                                                8,867        5,381         5,359
                                              -------      -------       -------
                                                9,027        5,541         5,519
                                              =======      =======       =======
Commitments and Contingencies
  (note 18)
TOTAL LIABILITIES AND SHAREHOLDERS'
  EQUITY                                      $18,407      $ 9,849       $ 9,901
                                              =======      =======       =======


Approved by the Board:


/s/ W. R. C. Blundell,                       /s/ Guy Saint-Pierre
---------------------------                  -----------------------------
W. R. C. Blundell, Director                  Guy Saint-Pierre, Director

49 > Alcan Inc.

CONSOLIDATED STATEMENT OF CASH FLOWS (in millions of US$)

Year ended December 31                                              2000       1999        1998
                                                                    ----       ----        ----
OPERATING  ACTIVITIES
Net income                                                      $    618     $  460      $  399

Adjustments to determine cash from operating activities:
    Depreciation and amortization                                    561        477         462
    Deferred income taxes                                             52        110          29
    Equity (income) loss -- net of dividends                          (3)         2          53
    Change in operating working capital
        Change in receivables                                       (981)       101        (109)
        Change in inventories                                       (839)       137         (72)
        Change in payables                                         1,160       137         (18)
        Changes in operating working capital due to:
            Deferred translation adjustments                         (41)       (82)         46
            Acquisitions, disposals and
                consolidations/deconsolidations                      478        (54)         47
                                                                --------     ------      ------
                                                                    (223)       239        (106)
    Change in deferred charges, other assets, deferred
       credits and other liabilities -- net                           28        (26)       (113)
    Gain on sales of businesses -- net                                (9)      (110)       (156)
    Impairment in value of property, plant and equipment              --         --         143
    Other -- net                                                      42         30          28
                                                                --------     ------      ------
CASH FROM OPERATING ACTIVITIES                                     1,066      1,182         739
                                                                --------     ------      ------
FINANCING  ACTIVITIES
New debt                                                           1,586         13         359
Debt repayments                                                     (419)      (347)        (57)
                                                                --------     ------      ------
                                                                   1,167       (334)        302
Short-term borrowings -- net                                         280         45        (169)
Common shares purchased for cancellation                            (530)      (219)        (46)
Common shares issued                                                  21         27           9
Redemption of preference shares                                       --         --         (43)
Dividends -- Alcan shareholders (including preference)              (155)      (140)       (146)
          -- Minority interests                                       (2)        (8)         (2)
                                                                --------     ------      ------
CASH FROM (USED FOR) FINANCING ACTIVITIES                            781       (629)        (95)
                                                                --------     ------      ------
INVESTMENT ACTIVITIES
Property, plant and equipment                                     (1,491)    (1,169)       (805)
Business acquisitions                                               (244)      (129)        (72)
                                                                --------     ------      ------
                                                                  (1,735)    (1,298)       (877)
Net proceeds from disposal of businesses, investments
    and other assets                                                 184        460         221
Preaquisition loan to algroup to finance special payment
    to algroup shareholders                                         (532)        --          --
                                                                --------     ------      ------
CASH USED FOR INVESTMENT ACTIVITIES                               (2,083)      (838)       (656)
                                                                --------     ------      ------
Effect of exchange rate changes on cash and time deposits              2        (11)          2
                                                                --------     ------      ------
DECREASE IN CASH AND TIME DEPOSITS                                  (234)      (296)        (10)
Cash of companies consolidated (deconsolidated) -- net               180         (4)         17
Cash and time deposits -- beginning of year                          315        615         608
                                                                --------     ------      ------
Cash and time deposits -- end of year                           $    261     $  315      $  615
                                                                ========     ======      ======

                                                                 50 > Alcan Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US$, except where indicated)

1 > NATURE OF OPERATIONS
Alcan is engaged, together with subsidiaries, joint ventures and related companies, in most aspects of the aluminum and specialty packaging businesses on an international scale. Its operations include the mining and processing of bauxite, the basic aluminum ore; the refining of bauxite into alumina; the generation of electric power for use in smelting aluminum; the smelting of aluminum from alumina; the recycling of used and scrap aluminum; the fabrication of aluminum, aluminum alloys and non-aluminum materials into semi-fabricated and finished products; the producing and converting of specialty packaging and packaging products for many industries including the food, pharmaceutical, cosmetic and health sectors; the distribution and marketing of aluminum, non-aluminum and packaging products; and, in connection with its aluminum operations, the production and sale of industrial chemicals. Alcan, together with its subsidiaries, joint ventures and related companies, has bauxite holdings in six countries, produces alumina in five, smelts primary aluminum in seven, operates aluminum fabricating plants in 16, has packaging facilities in 14 and has sales outlets and maintains warehouse inventories in the larger markets of the world. Alcan also operates a global transportation network that includes bulk cargo vessels, port facilities and freight trains.

2> SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Unless otherwise stated, these financial statements conform with generally accepted accounting principles (GAAP) in Canada. Note 4 provides an explanation and reconciliation of differences in Canadian and U.S. GAAP.

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

FOREIGN CURRENCY

The financial statements of self-sustaining foreign operations (located principally in Europe and Asia) are translated into U.S. dollars at prevailing exchange rates. Revenues and expenses are translated at average exchange rates for the year while assets and liabilities are translated at exchange rates in effect at year-end. Differences arising from exchange rate changes are included in the Deferred translation adjustments (DTA) component of Common shareholders' equity. If there is a reduction in the Company's ownership in a foreign operation, the relevant portion of DTA is recognized in Other income or Other expenses at that time. All other operations, including those in Canada, are considered to be integrated foreign operations having the U.S. dollar as the functional currency. Under this method, monetary items are translated at current rates and translation gains and losses are included in income except for unrealized gains and losses arising from the translation of long-term monetary assets and liabilities, which are deferred and amortized over the remaining lives of the related items. Non-monetary items are translated at historical rates.

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

51 > Alcan Inc.

(in millions of US$, except where indicated)

2 > SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

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

INVENTORIES

Aluminum, raw materials, packaging products and other supplies are stated at cost (determined for the most part on the monthly average method) or net realizable value, whichever is lower.

CAPITALIZATION OF INTEREST COSTS

The Company capitalizes interest costs associated with the financing of major capital expenditures.

DEPRECIATION

Depreciation is calculated on the straight-line method using rates based on the estimated useful lives of the respective assets. The principal rates range from 2% to 10% for buildings and structures, 1% to 4% for power assets and 3% to 20% for chemical, smelter and fabricating assets.

AMORTIZATION AND IMPAIRMENT OF GOODWILL

Goodwill is recorded at cost less accumulated amortization and is amortized over a period of 40 years using the straight-line method of amortization. Periodic assessments will be made to determine whether there is permanent impairment in the remaining unamortized goodwill balance based on the undiscounted cash flows of the underlying operations.

AMORTIZATION OF INTANGIBLE ASSETS

Intangible assets are recorded at cost less accumulated amortization and are amortized over 15 years using the straight-line method of amortization.

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

52 > Alcan Inc.

(in millions of US$, except where indicated)

2 > SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

POST-RETIREMENT BENEFITS OTHER THAN PENSIONS

The costs of post-retirement benefits other than pensions are recognized on an accrual basis over the working lives of employees.

INCOME TAXES

Since 1998, the Company uses the liability method for income taxes, under which deferred income tax liabilities are revalued for all changes in tax rates and exchange rates. Prior to 1998, the Company used the deferral method.

CASH AND TIME DEPOSITS

All time deposits have maturities of 90 days or less and qualify as cash equivalents.

NET INCOME PER COMMON SHARE

Net income per common share is calculated by dividing Net income attributable to common shareholders by the average number of common shares outstanding (2000:
248.2 million; 1999: 219.1 million; 1998: 227.4 million). Net income attributable to common shareholders is computed by subtracting Preference dividends from Net income.

3> COMBINATION WITH ALUSUISSE GROUP LTD

Pursuant to the combination agreement entered into between the Company and Alusuisse Group Ltd (algroup), the shareholders of algroup, in response to the Company's share exchange offer, tendered 6,747,707 shares, representing 99.37% of the outstanding registered algroup shares, in exchange for 115,385,790 shares of the Company valued at $30.11 per share. Accordingly, the combination was completed and algroup became a subsidiary of the Company on October 17, 2000. The Company is proceeding to acquire the remaining shares of algroup in accordance with the provisions of Swiss law. algroup is a diversified industrial enterprise whose activities are focused on aluminum and packaging. In addition, the Company assumed from algroup total debt of $2,171.

The combination is accounted for using the purchase method of accounting and the results of operations of algroup are included in the Consolidated Financial Statements since acquisition. The purchase price was allocated in the accounts based on the assigned fair values of the assets acquired and liabilities assumed as follows:

FAIR VALUE OF NET ASSETS ACQUIRED


Cash and time deposits                                $  175
Other current assets                                   1,657
Deferred charges and other assets                        117
Capital assets                                         3,008
                                                      ------
Current liabilities                                    1,997
Long-term debt*                                        1,292
Deferred credits and other liabilities                   303
Deferred income taxes                                    467
                                                      ------
FAIR VALUE OF NET ASSETS                              $  898
                                                      ======


*Includes preacquisition loan from Alcan to finance special payment to algroup shareholders.

Determination of fair values was based on valuations performed by independent appraisers and consultants. Allocation of the purchase price in a major business combination necessarily involves a number of estimates as well as the gathering of information over a number of months following the date of the combination. This estimation process will be finalized in 2001. Accordingly, there may be some changes to the assigned values presented above.

Net restructuring costs for plant closures estimated at $43, identified at the time of the combination, are recognized in the purchase price allocation. These charges are primarily for employee severance costs and are expected to be incurred over the next two years.

53 > Alcan Inc.

(in millions of US$, except where indicated)

3 > COMBINATION WITH ALUSUISSE GROUP LTD (CONT'D)

The difference between the total purchase price and the net fair value of all identifiable assets and liabilities acquired was $2,620 and is accounted for as goodwill, which is being amortized over a period of 40 years using the straight-line method of amortization.

CONSIDERATION



Issuance of common shares (115,385,790 common shares without nominal
   or par value; average market value of $30.11 per share)                       $ 3,474

Other consideration                                                                   44
                                                                                 -------
TOTAL CONSIDERATION                                                              $ 3,518
                                                                                 =======

Supplemental Pro Forma Information (in millions of US$, except per share amounts)

The following unaudited pro forma information presents a summary of consolidated results of operations of the Company and algroup as if the combination had occurred on January 1, 1999. These pro forma results have been prepared for comparative purposes only.

                                                                      2000       1999
                                                                     -------    -------
Sales and operating revenues                                         $13,146    $12,388
                                                                     -------    -------
Net income before amortization of goodwill                           $   737    $   655
                                                                     -------    -------
Net income                                                           $   672    $   590
                                                                     -------    -------
Earnings per common share before amortization of goodwill            $  2.22    $  1.93
                                                                     -------    -------
Earnings per common share                                            $  2.02    $  1.74
                                                                     =======    =======

4 > DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

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

JOINT VENTURES

Under Canadian GAAP, joint ventures are accounted for using the proportionate consolidation method, while under U.S. GAAP, joint ventures are accounted for under the equity method. Under an accommodation of the U.S. Securities and Exchange Commission, accounting for joint ventures need not be reconciled from Canadian to U.S. GAAP. The different accounting treatment affects only the display and classification of financial statement items and not net income or shareholders' equity. See note 7 for summarized financial information about joint ventures.

                                                                 54 > Alcan Inc.

(in millions of US$, except where indicated)

4 > DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (CONT'D)

CONSOLIDATED STATEMENT OF INCOME

Under U.S. GAAP, separate subtotals for net income, and net income per common share, before amortization of goodwill would not be presented.

STATEMENT OF CASH FLOWS

Under U.S. GAAP, separate subtotals within operating, financing and investment activities would not be presented.

RECONCILIATION OF CANADIAN AND U.S. GAAP

                                            2000                        1999                        1998
                                      -----------------           -----------------          ------------------
                                                  $ per                       $ per                       $ per
                                                 Common                      Common                      Common
                                        $         Share             $         Share            $          Share
                                      ---        ------           ---        ------          ---         ------
Net income - as reported              618                                       460          399
Differences due to:
  Foreign currency translation         (8)                                       (9)          14*
  Other                                (4)                                        4            4
                                      ---                                      ----          ---
Net income - U.S. GAAP                606          2.40           455          2.04          417           1.79
                                      ---          ----           ---          ----          ---           ----
Net income attributable to common
  shareholders - as reported          608          2.45           451          2.06          389           1.71
                                      ---          ----           ---          ----          ---           ----
Net income attributable to common
  shareholders - U.S. GAAP            596          2.40           446          2.04          407           1.79
                                      ===          ====           ===          ====          ===           ====

* $13 relates to a difference in the realized exchange gain on the sale of shares in an equity investment.

                                          2000                        1999                       1998
                                       As          U.S.            As          U.S.           As           U.S.
                                 Reported          GAAP      Reported          GAAP     Reported           GAAP
                                 --------          ----      --------          ----     --------           ----
Deferred charges and other assets
  - December 31                    $  719        $  716        $  525        $  534       $  575         $  622
Deferred income taxes
  - December 31                    $1,227        $1,231        $  781        $  781       $  747          $ 747
Retained earnings
  - December 31                    $4,290        $4,324        $4,227        $4,273       $4,078         $4,129
Deferred  translation
  adjustments (DTA)
  - December 31                    $  (20)       $  (76)       $  (76)       $ (132)      $   30         $  (24)


                                                                               2000         1999           1998
                                                                               ----         ----           ----
COMPREHENSIVE INCOME (U.S. GAAP ONLY)
Net income                                                                     $606        $ 455           $417
Net change in deferred translation adjustments*                                  56         (108)           (27)
Net change in market value of available-for-sale securities*                     (4)         (26)            45
                                                                               ----        -----           ----
Comprehensive income                                                           $658        $ 321           $435
                                                                               ====        =====           ====

* In 1999, $8 of deferred translation adjustments and $24 of the excess of market value over book value of available-for-sale securities were transferred to net income ($41 and nil, respectively in 1998).

55 > Alcan Inc.

(in millions of US$, except where indicated)

4 > DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (CONT'D)

Reconciliation of Canadian and U.S. GAAP (cont'd)

                                                                                      2000        1999        1998
                                                                                    -------     -------      ------
ACCUMULATED OTHER COMPREHENSIVE INCOME (U.S. GAAP ONLY)
Accumulated other comprehensive income -- beginning of year                          $(113)      $  21        $  3
Change in deferred translation adjustments                                              56        (108)        (27)
Change in excess of market value over book value of available-for-sale securities       (4)        (26)         45
                                                                                    -------     -------      ------
Accumulated other comprehensive income -- end of year                                $ (61)      $(113)       $ 21
                                                                                    =======     =======      ======

The difference between DTA under Canadian GAAP and U.S. GAAP arises from the different treatment of exchange on long-term debt at January 1, 1983, resulting from the adoption of accounting standards on foreign currency translation.

5 > REORGANIZATION COSTS

In 2000, the Company announced the closure of the Rogerstone Foil operations in the U.K. by the end of June 2001 due to adverse market conditions. This closure will result in a reduction of approximately 220 employees. As a result, the Company has incurred $25 for closure costs which are included in Other expenses. At December 31, 2000, there remains approximately $12 of accrued liabilities.

Included in Other expenses in 2000 are other asset write-offs and restructuring costs totalling $28. Restructuring costs relating to the merger with algroup are described in note 3.

In 1999, the Company undertook a reorganization which included the implementation of a number of early retirement and severance programs resulting in a reduction of approximately 570 employees in the Company's workforce. As a result of this reorganization and other restructuring programs, the Company incurred costs of $49 in 1999 which were included in Other expenses. At December 31, 2000, there remains approximately $15 of accrued liabilities.

6 > INCOME TAXES

                                                                                      2000        1999        1998
                                                                                    -------     -------      ------
INCOME BEFORE INCOME TAXES AND OTHER ITEMS
Canada                                                                               $ 428       $ 174       $ 175
Other countries                                                                        455         512         478
                                                                                    -------     -------      ------
                                                                                     $ 883       $ 686       $ 653
                                                                                    -------     -------      ------
CURRENT INCOME TAXES
Canada                                                                               $  19       $ (78)      $  65
Other countries                                                                        183         179         116
                                                                                    -------     -------      ------
                                                                                       202         101         181
                                                                                    -------     -------      ------
DEFERRED INCOME TAXES
Canada                                                                                  25          48         (22)
Other countries                                                                         27          62          51
                                                                                    -------     -------      ------
                                                                                        52         110          29
                                                                                    -------     -------      ------
INCOME TAX PROVISION                                                                 $ 254       $ 211       $ 210
                                                                                    =======     =======      ======

                                                                 56 > Alcan Inc.

(in millions of US$, except where indicated)

6 > INCOME TAXES (CONT'D)

The composite of the applicable statutory corporate income tax rates in Canada is 40.2% (1999: 40.4%; 1998: 40.4%). The following is a reconciliation of income taxes calculated at the above composite statutory rates with the income tax provision:


                                                                                    2000        1999        1998
                                                                                   -----       -----       -----
Income taxes at the composite statutory rate                                       $ 355        $ 277      $ 264
Differences attributable to:
  Exchange translation items                                                           7          (12)        46
  Exchange revaluation of deferred income taxes                                      (18)          26        (31)
  Effect of tax rate changes on deferred income taxes                                (20)          --         (4)
  Unrecorded tax benefits on losses - net                                            (19)          (1)        (3)
  Investment and other allowances                                                    (38)         (29)       (21)
  Large corporations tax                                                               6            5          4
  Withholding taxes                                                                    9            7          5
  Reduced rate or tax exempt items                                                   (12)         (31)       (47)
  Foreign tax rate differences                                                         7           (4)       (16)
  Prior years' tax adjustments                                                       (40)         (40)         3
  Other - net                                                                         17           13         10
                                                                                   -----        -----      -----
INCOME TAX PROVISION                                                               $ 254        $ 211      $ 210
                                                                                   =====        =====      =====

At December 31, the principal items included in Deferred income taxes are:


                                                                                   2000          1999       1998
                                                                                 -------       ------      -----
LIABILITIES:
Property, plant, equipment and intangibles                                        $1,291        $ 796      $ 773
Undistributed earnings                                                                34           29         28
Inventory valuation                                                                   80           47         49
Other - net                                                                          166           83         56
                                                                                 -------       ------      -----
                                                                                   1,571          955        906
                                                                                 =======       ======      =====

ASSETS:

Tax benefit carryovers                                                               326          105        103
Accounting provisions not currently deductible for tax                               220          173        167
                                                                                 -------       ------      -----
                                                                                     546          278        270
VALUATION ALLOWANCE (AMOUNT NOT LIKELY TO BE RECOVERED)                              202          104        111
                                                                                 -------       ------      -----
                                                                                     344          174        159
                                                                                 -------       ------      -----
NET DEFERRED INCOME TAX LIABILITY                                                 $1,227        $ 781      $ 747
                                                                                 =======       ======      =====

The valuation allowance relates principally to loss carryforward benefits and tax credits where realization is not likely due to uncertain economic conditions in certain countries, principally Brazil and South Korea, as well as time and other limitations in the tax legislation giving rise to the potential benefits. In 2000, $4 ($13 in 1999) of the valuation allowance was reversed when it became more likely than not that benefits would be realized due to higher than expected taxable income in the United States.

Based on rates of exchange at December 31, 2000, tax benefits of approximately $127 relating to prior and current years' operating losses and $32 of benefits related to capital losses and tax credits carried forward will be recognized in income when it is more likely than not that such benefits will be realized. These amounts are included in the valuation allowance above. Approximately $20 of these potential tax benefits expire in 2001.

In 1997, income taxes on Canadian operations for the years 1988 to 1991 were reassessed by the Canadian tax authorities. Most of the additional taxes and interest related to transfer pricing issues and are recoverable in other countries. The process to obtain recoveries from other countries is under way. During 1999, the Canadian tax authorities indicated their intention not to proceed with the reassessments made in 1997 in respect of the years 1988 and 1989. As a result of these favourable prior year tax adjustments, in 1999 the Company received a total of $108 from the Canadian tax authorities and the Company's 1999 income tax provision has been reduced by $31, of which $18 relates to interest. In 2000, certain provinces decided not to proceed with the reassessments pertaining to 1988 and 1989. As a result of this and other adjustments, the Company recorded $32 of tax recoveries. See note 21.

                                                                 57 > Alcan Inc.

(in millions of US$, except where indicated)

7 > JOINT VENTURES

The activities of the Company's major joint ventures are the procurement and processing of bauxite in Australia, Brazil, Guinea and Jamaica, smelting operations in Norway, as well as aluminum rolling operations in Germany and the United States.

Alcan's proportionate interest in all joint ventures is included in the consolidated financial statements. Summarized financial information relating to Alcan's share of these joint ventures is provided below.


Because most of the activities of the Company's joint ventures results in the supplying of materials to other operations of the Company, third-party revenues, and related costs and expenses attributable to the Company's participation in these joint ventures is insignificant. Accordingly, summarized income statement information as well as cash flow from operating activities would not provide meaningful information.


                                                                     2000        1999       1998
                                                                  -------     -------     ------
FINANCIAL POSITION AT DECEMBER 31
Inventories                                                       $   113     $   103     $  174
Property, plant and equipment -- net                                  768         688        959
Other assets                                                          103          90        101
                                                                  -------     -------     ------
Total assets                                                      $   984     $   881     $1,234
                                                                  -------     -------     ------
Short-term debt                                                   $    28     $    27     $   19
Debt not maturing within one year                                     106         117        123
Other liabilities                                                     208         150        167
                                                                  -------     -------     ------
Total liabilities                                                 $   342     $   294     $  309
                                                                  -------     -------     ------
CASH FLOW INFORMATION FOR THE YEAR ENDED DECEMBER 31
Cash from (used for) financing activities                         $   (17)    $     2     $   (1)
Cash used for investment activities                               $   (57)    $   (61)    $  (85)
                                                                  =======     =======     ======

8 > DEFERRED CHARGES AND OTHER ASSETS

Deferred charges and other assets comprise the following elements:

                                                                     2000        1999       1998
                                                                  -------     -------     ------
Prepaid pension costs                                             $   284     $   189     $  171
Income taxes recoverable                                               52          59        116
Marketable securities                                                  44          53         38
Prepaid mining expenses                                                60          62         44
Investments                                                            50          32         58
Costs related to combination (note 3)                                  --          20         --
Net assets held for disposal                                           70          --         --
Premiums on currency and metal options                                  1          10         39
Unamortized exchange losses                                            18          10         --
Amount receivable on currency swap of debt                             16           6         25
Long-term notes and other receivables                                  60          30         21
Other                                                                  64          54         63
                                                                  -------     -------     ------
                                                                  $   719     $   525     $  575
                                                                  =======     =======     ======

INVESTMENTS

                                                                     2000        1999       1998
                                                                  -------     -------     ------
Companies accounted for under the equity method                   $    19     $    11     $   13
Portfolio investments -- at cost, less amounts written off             31          21         45
                                                                  -------     -------     ------
                                                                  $    50     $    32     $   58
                                                                  =======     =======     ======

                                                                 58 > Alcan Inc.

(in millions of US$, except where indicated)

8 > DEFERRED CHARGES AND OTHER ASSETS (CONT'D)

INVESTMENTS (cont'd)

As described in note 10, in 2000 the Company sold its interest in Indian Aluminium Company, Limited (Indal). In 1998 the Company had acquired a controlling interest in Indal, the accounts of which were consolidated with those of the Company, until Indal was sold in 2000. Prior to 1998 Indal was treated as an equity investment. Also in 1998, Nippon Light Metal Company, Ltd.
(NLM) ceased to be an equity investment and became a portfolio investment. See note 10.

For 1998, the combined results of operations, shown below, include information for NLM and Indal to the dates these entities ceased to be equity accounted investments.

In 1998, the Company recorded a special after-tax charge of $27 included in Equity loss, reflecting the Company's share of construction contract losses and restructuring provisions in NLM.

                                                                                                             1998
                                                                                                            ------

RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31

Revenues                                                                                                   $ 3,626
Costs and expenses                                                                                           3,719
                                                                                                            ------
Loss before income taxes                                                                                       (93)
Income taxes                                                                                                    12
                                                                                                            ------
Net loss                                                                                                    $ (105)
                                                                                                            ------
Alcan's share of Net loss                                                                                   $  (48)
                                                                                                            ------
Dividends received by Alcan                                                                                 $    5
                                                                                                            ======

9 > CAPITAL ASSETS

PROPERTY, PLANT AND EQUIPMENT

                                                               2000                  1999                    1998
                                                              -------              -------                 -------
COST (EXCLUDING CONSTRUCTION WORK IN PROGRESS)
Land and property rights                                      $   366              $   220                 $   236
Buildings, machinery and equipment                             14,441               11,551                  11,522
                                                              -------              -------                 -------
                                                              $14,807              $11,771                 $11,758
                                                              =======              =======                 =======

Accumulated depreciation relates primarily to Buildings, machinery and equipment.

In 1999, the Company completed the sale of a property in the United Kingdom for a gain of $19 included in Other income. In early 1999, the Company sold the Aughinish alumina refinery. Negotiations for the sale began in late 1998 and, as a result of that process, the Company determined that the value of these assets was impaired as at December 31, 1998. In 1998, a charge of $143 reflecting the impairment was included in Other expenses. Excluding the impairment charge, these assets contributed approximately $27 of income before taxes in 1998.

On an ongoing basis, capital expenditures of the Company are estimated at $750 per year. In addition, the Company expects to spend approximately $300 in 2001 on the completion of the new smelter at Alma, Quebec.

INTANGIBLE ASSETS

                                                               2000                  1999                    1998
                                                              -------              -------                 -------
Cost                                                          $   335              $    --                 $    --
Accumulated amortization                                            5                   --                      --
                                                              -------              -------                 -------
                                                              $   330              $    --                 $    --
                                                              =======              =======                 =======

Intangible assets are primarily trademarks and patented and non-patented technology.

GOODWILL

                                                               2000                  1999                    1998
                                                              -------              -------                 -------
Cost                                                          $ 2,686              $    --                 $    --
Accumulated amortization                                           17                   --                      --
                                                              -------              -------                 -------
                                                              $ 2,669              $    --                 $    --
                                                              =======              =======                 =======

59 > Alcan Inc.

(in millions of US$, except where indicated)

10 >  SALES AND ACQUISITIONS OF BUSINESSES AND INVESTMENTS

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

     INDIA

     In 2000, the Company sold its 54.6% interest in Indian Aluminium Company, Limited (Indal) to Hindalco Industries Limited (Hindalco). Net proceeds from the sale were $162 resulting in a gain of $3, included in Other income.

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

     SOUTH KOREA

     In 2000, the Company's subsidiary, Alcan Taihan Aluminum Limited (ATA), acquired a 95% interest in Aluminium of Korea Limited for $200 in cash and the assumption of $114 of debt. As a result of the transaction, the Company owns 68% of ATA.

     Included in the Company's balance sheet at the date of acquisition were the following assets and liabilities:

     Working capital                               $  (2)
     Property, plant and equipment                   347
     Other assets -- net                              (4)
                                                   -----
                                                     341
     Long-term debt                                   77
     Minority interest                                64
                                                   -----
     Net assets                                    $ 200
                                                   =====

     In 1999, the Company purchased a 56% interest in ATA, a newly created company based in South Korea. Total cash consideration paid by the Company for its equity interest was $129. In addition, the Company assumed total debt of $58.

     Included in the Company's balance sheet at the date of acquisition were the following assets and liabilities:

     Working capital                               $ (19)
     Property, plant and equipment                   237
     Other assets -- net                               1
                                                   -----
                                                     219
     Long-term debt                                    2
     Minority interest                                88
                                                   -----
     Net assets                                    $ 129
                                                   =====

11 > DEFERRED CREDITS AND OTHER LIABILITIES

     Deferred credits and other liabilities comprise the following elements:

                                                    2000        1999        1998
                                                    ----        ----        ----
     Deferred revenues                             $  37       $  43        $ 56
     Post-retirement and post-employment benefits    539         378         395
     Environmental liabilities                        91          44          40
     Rationalization costs                            23          36          23
     Claims                                           43          39          43
     Amount payable for metal and
     currency forward contracts                       41          --          --
     Other                                           100          23          47
                                                   -----       -----       -----
                                                   $ 874       $ 563       $ 604
                                                   =====       =====       =====

                                                                 60 > Alcan Inc.

(in millions of US$, except where indicated)

12 > DEBT NOT MATURING WITHIN ONE YEAR

                                                                  2000                 1999                 1998
                                                                 -------              -------              -------
ALCAN INC. (FORMERLY ALCAN ALUMINIUM LIMITED)
Commercial paper -- CAN$ (a)                                     $   897              $    --             $     --
Commercial paper -- US$ (a)                                          578                   --                   --
Long-term credit facilities (a)                                      250                   --                   --
Deutschmark bank loans, due 2001/2005 (DM298 million) (b)            142                  175                  218
5.875% Debentures                                                     --                  150                  150
5.375% Swiss franc bonds, due 2003 (c)                               109                  111                  130

CARIFA loan, due 2006 (d)                                             60                   60                   60
6.25% Debentures, due 2008                                           200                  200                  200
9.5% Debentures (e)                                                   --                  100                  100
9.625% Sinking fund debentures, due 2019 (e)                          --                   18                  150
8.875% Debentures, due 2022 (f)                                      150                  150                  150
7.25% Debentures, due 2028                                           100                  100                  100
Other debt, due 2001                                                   7                    7                    7

ALCAN ALUMINUM CORPORATION
7.25% Debentures                                                      --                   --                  100
Other debt, due 2001/2004                                              1                    2                    2

ALCAN DEUTSCHLAND GMBH AND SUBSIDIARY COMPANIES
5.65% Bank loans, due 2001 (DM15 million)                              7                    8                    9
5.06% Bank loans, due 2004 (DM25 million)                             12                   --                   --
Bank loans, due 2008/2013 (DM16 million) (b)                           8                    8                   64

QUEENSLAND ALUMINA LIMITED
Bank loans, due 2001/2003 (b)                                         77                   70                   78
Other debt                                                            --                    9                   --

ALUSUISSE GROUP AG
6.75% Swiss franc bond, due 2001 (CHF150 million)                     92                   --                   --
4.5% Bank loan, due 2002 (CHF100 million)                             61                   --                   --

ALUSUISSE FINANCE LTD.
Euro Medium Term Note Program (EMTN)
     EMTN, due 2002 (Euro400 million) (g)                            372                   --                   --
     EMTN, due 2008 (DM25 million) (g)                                12                   --                   --
     EMTN, due 2008 (DM16 million) (g)                                 8                   --                   --

ALA (NEVADA) INC.
7.1% Bank loan, due 2001                                              60                   --                   --
0.5% EMTN, due 2001                                                   33                   --                   --

ALUSUISSE CANADA INC.
5.69% Bank loan, due 2003                                             35                   --                   --
6.24% Bank loan, due 2004                                             30                   --                   --

SWISS ALUMINIUM AUSTRALIA LTD.
Bank loans, due 2001 (AUD111 million) (b)                             62                   --                   --

OTHER
Bank loans, due 2001/2011 (b)                                         86                  117                  140
4% Eurodollar, due 2003 (h)                                           14                   14                   14
Other debt, due 2001/2011                                             65                   23                   31
                                                                 -------              -------              -------
                                                                   3,528                1,322                1,703
Debt maturing within one year included in current liabilities       (333)                (311)                (166)
                                                                 -------              -------              -------
                                                                 $ 3,195              $ 1,011              $ 1,537
                                                                 =======              =======              =======

61 >  Alcan Inc.

(in millions of US$, except where indicated)

12 > DEBT NOT MATURING WITHIN ONE YEAR (cont'd)

     (a) The Company has two long-term global, multi-year and multi-currency facilities with a syndicate of major international banks amounting to $1,000 and $1,750. The facilities expire in tranches at various dates in 2001, 2005 and 2006.

          At December 31, 2000, $250 had been borrowed under these facilities at market rates. These facilities are also available as back-up for commercial paper issued by the Company in Canada and the U.S. at market rates.

          At December 31, 2000, the entire amount of commercial paper borrowings as well as the $250 borrowed under the above facilities has been classified as debt not maturing within one year since the Company has both the intent and ability, through its long-term credit facilities, to refinance the borrowings on a long-term basis.

          Commercial paper borrowings of principal amount $518 with a rate tied to U.S. LIBOR have been swapped for CHF920 million with a rate tied to CHF LIBOR for the period to February 2001. Commercial paper borrowings of principal amount CAN$1,368 million have been swapped for $894 through the use of forward exchange contracts.

     (b) Interest rates fluctuate principally with the lender's prime commercial rate, the commercial bank bill rate, or are tied to LIBOR rates.

     (c) The Swiss franc bonds were issued as CHF178 million and were swapped for $105 at an effective interest rate of 8.98%.

     (d) The Caribbean Basin Projects Financing Authority (CARIFA) loan bears interest at a rate related to U.S. LIBOR.

     (e) In 2000, $18 ($132 in 1999) of the 9.625% debentures were redeemed at face value (104.64% in 1999). The 1999 loss on redemption of $6 was included in Other expenses. The 9.5% debentures were redeemed in January 2000 at a price of 104.64%. The loss on redemption of $3 was included in Other expenses in 2000.

     (f) The Company has the right to redeem the debentures during the years 2002 to 2012 at amounts declining from 104% to 100% of the principal amount.

     (g) The EMTN notes of principal amounts of Euro400 million, DM25 million and DM16 million with rates tied to EURIBOR or LIBOR have been swapped for CHF608 million, (pound)9 million and (pound) 5 million, respectively.

     (h) Debenture holders are entitled to receive at their option 1,772 common shares held by the Company in NLM, a portfolio investment, in exchange for each ten thousand dollar principal amount of debentures. The Company can redeem the debentures at 100% of the principal.

     The Company has swapped, to 2001 and 2002, the interest payments on $79 and $61, respectively, of its floating rate debt in exchange for fixed interest payments.

     Based on rates of exchange at year-end, debt repayment requirements over the next five years amount to $333 in 2001, $524 in 2002, $241 in 2003, $88 in 2004 and $24 in 2005.

                                                                 62 > Alcan Inc.

(in millions of US$, except where indicated)

13 > PREFERENCE SHARES

     AUTHORIZED

     An unlimited number of preference shares issuable in series. All shares are without nominal or par value.

     AUTHORIZED AND OUTSTANDING

     In each of the years 2000, 1999 and 1998, there were authorized and outstanding 5,700,000 series C and 3,000,000 series E redeemable non-retractable preference shares with stated values of $106 and $54, respectively.

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

14 > COMMON SHARES

     The authorized common share capital is an unlimited number of common shares without nominal or par value. Changes in outstanding common shares are summarized below:

                                                               NUMBER (in thousands)             STATED VALUE
                                                            2000      1999      1998       2000        1999      1998
                                                          -------   -------   -------    --------    --------  --------
     OUTSTANDING -- BEGINNING OF YEAR                     218,315   226,003   227,344    $  1,230    $  1,251   $ 1,251
     ISSUED FOR CASH:
     Executive share option plan                              521       886       135          13          19         2
     Dividend reinvestment and share purchase plans           237       271       254           8           8         7

     ISSUED IN EXCHANGE FOR TENDERED ALGROUP SHARES       115,446*       --        --       3,476          --        --
     PURCHASED FOR CANCELLATION                           (16,598)   (8,845)   (1,730)**     (130)        (48)       (9)
                                                          -------   -------   -------    --------    --------    ------
     OUTSTANDING -- END OF YEAR                           317,921   218,315   226,003    $  4,597    $  1,230   $ 1,251*
                                                          =======   =======   =======    ========    ========   =======

* 115,386 shares were tendered in response to the Company's share exchange offer; 60 shares were tendered after the Company's share exchange offer.

**   1,645 were cancelled in 1998 and 85 in 1999.

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

                                                         AVERAGE EXERCISE PRICE (CAN$)         NUMBER (IN THOUSANDS)
                                                         2000        1999        1998       2000        1999      1998
                                                        ------      ------      ------     ------       -----     -----
     OUTSTANDING -- BEGINNING OF YEAR                   $40.91      $38.16      $38.64      5,472       5,156     4,193
     Granted                                            $46.52      $45.41      $34.91      2,422       1,315     1,122
     Exercised                                          $35.75      $32.76      $26.96       (521)       (886)     (135)
     Cancelled                                          $31.37      $31.80      $33.23        (47)       (113)      (24)
                                                        ------      ------      ------      -----       -----     -----
     OUTSTANDING -- END OF YEAR                         $43.20      $40.91      $38.16      7,326       5,472     5,156
                                                        ======      ======      ======      =====       =====     =====

                                                                 63 > Alcan Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont'd)
(in millions of US$, except where indicated)

14 > COMMON SHARES (cont'd)

RANGE OF EXERCISE PRICES FOR OPTIONS OUTSTANDING AT DECEMBER 31, 2000


RANGE OF EXERCISE PRICES (CAN$)     NUMBER OF OPTIONS (in thousands)
----- -- -------- ------ ------     ------ -- ------- --- ----------
       $21.94 - $34.00                              290
       $34.01 - $40.00                            1,200
       $40.01 - $46.00                            2,357
       $46.01 - $48.98                            3,479
                                                  -----
                                                  7,326
                                                  =====

At December 31, 2000, approximately 4,913,000 of outstanding options with an average exercise price of CAN$41.56 were vested.

During 1998, the Company also granted 774,700 options, which grants become effective, subject to certain restrictions, upon the exercise of options previously granted.

Upon consummation of the combination with Alusuisse Group Ltd, described in note 3, all options granted under the Company's executive share option plan prior to the consummation were vested.

At December 31, 2000, the Company had reserved for issue under the executive share option plan 17,858,854 shares.

The Company does not recognize compensation expense for options granted under the executive share option plan. If the Company had elected to recognize compensation expense for these options in accordance with the methodology prescribed by Statement No. 123 of the U.S. Financial Accounting Standards Board
(FASB), net income would have been lower by $29, or $0.12 per share ($13, or $0.06 per share, in 1999 and $9, or $0.04 per share, in 1998).

The FASB provides the choice of either recognizing the compensation expense in the financial statements or disclosing it in the notes to the financial statements. To compute the notional compensation expense, the Black-Scholes valuation model was used to determine the fair value of the options granted. Using the model, the fair value of options averages approximately 31% to 35% of the exercise price.

In June 2000, the Company obtained authorization to repurchase, within a 12 month period, up to 21,800,000 common shares under a normal course issuer bid. During 2000, 16,598,100 common shares were purchased and cancelled at a cost of $530.

In 1999, 8,845,000 common shares for an amount of $219 were purchased and cancelled under a previous authorization (1998: 1,730,000 common shares for an amount of $46).


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

64 > Alcan Inc.

(in millions of US$, except where indicated)

15 > RETAINED EARNINGS

     Consolidated retained earnings at December 31, 2000, include $3,118 of undistributed earnings of subsidiaries and joint ventures, some part of which may be subject to certain taxes and other restrictions on distribution to the parent company; no provision is made for such taxes because these earnings are reinvested in the businesses.

16 > CURRENCY GAINS AND LOSSES

     The following are the amounts recognized in the financial statements:

                                                       2000      1999     1998
                                                       ----     -----     ----

     CURRENCY GAINS (LOSSES) EXCLUDING REALIZED
       DEFERRED TRANSLATION ADJUSTMENTS:
     Forward exchange contracts and currency options   $ 34     $ (23)    $(58)
     Other                                               (2)      (15)       4
                                                       ----     -----     ----
                                                       $ 32     $ (38)    $(54)
                                                       ----     -----     ----
     DEFERRED TRANSLATION ADJUSTMENTS --
       BEGINNING OF YEAR                               $(76)    $  30     $ 43
     Effect of exchange rate changes                      9      (100)      28
     Losses (Gains) realized*                            47        (6)     (41)
                                                       ----     -----     ----
     BALANCE -- END OF YEAR                            $(20)    $ (76)    $ 30
                                                       ====     =====     ====


* The loss realized in 2000 relates principally to the sale of the company's investment in Indian Aluminium Company, Limited. The gains realized in 1999 and 1998 relate principally to the sale of a portion of the Company's Investment in Nippon Light Metal Company, Ltd.

     In 2000, $26 ($25 in 1999 and $5 in 1998) of exchange losses, related to hedging of Canadian dollar construction costs of the new smelter at Alma, Quebec, are included in Construction work in progress.

17 > FINANCIAL INSTRUMENTS AND COMMODITY CONTRACTS

     In conducting its business, the Company uses various instruments, including forward contracts and options, to manage the risks arising from fluctuations in exchange rates, interest rates and aluminum prices. All such instruments are used for risk management purposes only.

     FINANCIAL INSTRUMENTS -- CURRENCY

     In order to hedge certain identifiable foreign currency revenue and operating cost exposures as well as certain capital commitments, the Company enters into forward exchange and option contracts.

     At December 31, 2000, the contract amount of forward exchange contracts outstanding used to hedge future firm net operating cash flows was $2,248 ($507 in 1999 and $473 in 1998) while the contract amount of purchased options outstanding used to hedge future firm operating cost commitments was $58 ($199 in 1999 and $1,499 in 1998). At December 31, 2000, the
     contract amount of forward exchange contracts outstanding used to hedge future commitments (mainly Canadian dollar) principally for the construction of a new smelter at Alma, Quebec, was $212 ($490 in 1999 and $281 in 1998) while the contract amount of purchased options outstanding used to hedge the Canadian dollar commitments for the new smelter was nil ($55 in 1999 and $315 in 1998).

     The market value of outstanding forward exchange contracts related to hedges of operating costs or revenues at December 31, 2000 was such that if these contracts had been closed out, the Company would have received $14 (received $29 in 1999 and paid $18 in 1998). Based on prevailing market prices, if the currency option contracts related to operating cost commitments had been closed out on December 31, 2000, the Company would have paid $2 (received $4 in 1999 and paid $33 in 1998). The market value at December 31, 2000 of outstanding forward exchange contracts related to hedges of cost commitments principally for the new smelter at Alma, Quebec, was such that if these contracts had been closed out, the Company would have received nil (received $8 in 1999 and paid $8 in 1998). Based on prevailing market prices, if the currency option contracts relating to smelter construction cost commitments had been closed out at December 31, 2000, the Company would have received nil (received $1 in 1999 and paid $2 in 1998). Unrealized gains and losses on outstanding forward contracts and options are not recorded in the financial statements until maturity of the underlying transactions.

65 > Alcan Inc.

(in millions of US$, except where indicated)

17 > FINANCIAL INSTRUMENTS AND COMMODITY CONTRACTS (CONT'D)

     FINANCIAL INSTRUMENTS -- CURRENCY (cont'd)

     In addition, certain intercompany foreign currency denominated loans are hedged through the use of forward exchange contracts. At December 31, 2000, the contract amount of such forward contracts was $193 ($204 in 1999 and $212 in 1998) and the market value was such that if these contracts had been closed out, the Company would have paid $3 (received nil in 1999 and $4 in 1998).

     Included in Deferred charges and other assets and Receivables is an amount of $1 ($42 in 1999 and $71 in 1998) consisting of net losses on terminated forward exchange contracts and options, as well as the net cost of outstanding options, used to hedge future costs, including costs related to the construction of the new smelter at Alma. These deferred charges are included in the cost of the items being hedged at the same time as the underlying transactions being hedged are recognized.

     FINANCIAL INSTRUMENTS -- DEBT NOT MATURING WITHIN ONE YEAR

     As indicated in note 12, certain of the Company's foreign currency denominated debts have been swapped.

     Commercial paper borrowings of principal amount of $518 with a rate tied to U.S. LIBOR have been swapped for CHF920 million with a rate tied to CHF LIBOR for the period to February 2001. If the swap had been closed out at December 31, 2000, the Company would have paid $48. This amount is recognized in the balance sheet and, because the swap is hedging an intercompany CHF loan, has no net income impact.

     Commercial paper borrowings of principal amount of CAN$1,368 million have been swapped for $894 through the use of forward exchange contracts. If the contracts had been closed out at December 31, 2000, the Company would have received $17, of which an amount of $12 related to the swap of the principal has been recorded in Deferred charges and other assets.

     The 5.375% Swiss franc bonds of principal amount of CHF178 million have been swapped for $105 at an effective interest rate of 8.98%. If the swap had been closed out at December 31, 2000, the Company would have received a net amount of $4 ($6 in 1999 and $24 in 1998) of which an amount of $4 related to the swap of the principal ($6 in 1999 and $25 in 1998) has been recorded in Deferred charges and other assets.

     The Euro Medium Term Note Program notes of principal amounts of Euro400 million, DM25 million and DM16 million, with rates tied to EURIBOR or LIBOR, have been swapped for CHF608 million, (pound)9 million and (pound)5 million, respectively. If the swaps had been closed out at December 31, 2000, the Company would have received $1.

     FINANCIAL INSTRUMENTS -- INTEREST RATES

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

     If all interest rate swap agreements had been closed out on December 31, 2000, the Company would have received $2. There were no significant interest rate swap agreements outstanding at December 31, 1999 and 1998.

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

                                                                 66 > Alcan Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont'd)
(in millions of US$, except where indicated)

17 > FINANCIAL INSTRUMENTS AND COMMODITY CONTRACTS (CONT'D)

     COMMODITY CONTRACTS -- METAL (cont'd)

     At December 31, 2000, the Company had outstanding forward contracts (principally forward purchase contracts) covering 410,650 tonnes (326,800 tonnes at December 31, 1999 and 465,600 tonnes at December 31, 1998), maturing at various dates principally in 2001, 2002 and 2003 (2000, 2001 and 2002 at December 31, 1999 and 1999, 2000 and 2001 at December 31,
     1998). In addition, the Company held call options outstanding for 175,650 tonnes (135,500 tonnes at December 31, 1999 and 346,000 tonnes at December 31, 1998) maturing at various dates in 2001 and 2002 (2000 and 2001 at December 31, 1999 and 1999 and 2000 at December 31, 1998).

     At December 31, 2000, the Company had put options outstanding for 151,000 tonnes, maturing in 2001, 2002 and 2003 (27,300 tonnes maturing in 2000 and 2001 at December 31, 1999 and 20,000 tonnes maturing in 1999 at December 31, 1998).

     Included in Receivables or Deferred charges and other assets is $23 ($7 in 1999 and $22 in 1998) representing the net cost of outstanding options.

     The option premiums paid and received, together with the realized gains or losses on the contracts, are included in Sales and operating revenues or Cost of sales and operating expenses, as applicable, concurrently with recognition of the underlying items being hedged.

     Based on metal prices prevailing on December 31, 2000, if all commodity forward purchase and sale contracts and options had been closed out, the Company would have received $10 (received $64 in 1999 and paid $39 in 1998).

     OIL DERIVATIVES

     As a hedge of future oil purchases, as at December 31, 2000, the Company had outstanding approximately 18.1 million barrels of oil futures, maturing at various times in the years 2001 to 2006. Based on oil prices prevailing on December 31, 2000, if all these futures had been closed out, the Company would have paid $7.

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

     FINANCIAL INSTRUMENTS -- MARKET VALUE

     On December 31, 2000, the fair value of the Company's long-term debt totalling $3,528 ($1,322 in 1999 and $1,703 in 1998) was $3,516 ($1,323 in
     1999 and $1,762 in 1998), based on market prices for the Company's fixed rate securities and the book value of variable rate debt.

     At December 31, 2000, the quoted market value of the Company's portfolio investments having a book value of $31 ($21 in 1999 and $45 in 1998) was $46 ($39 in 1999 and $90 in 1998).

     At December 31, 2000, the market value of the Company's preference shares having a book value of $160 ($160 in 1999 and 1998) was $139 ($139 in 1999 and $140 in 1998).

     The market values of all other financial assets and liabilities are approximately equal to their carrying values.

67 > Alcan Inc.

(in millions of US$, except where indicated)

18 > COMMITMENTS AND CONTINGENCIES

     The Company has guaranteed the repayment of approximately $17 of indebtedness by third parties. Alcan believes that none of these guarantees is likely to be invoked. Commitments with third parties and certain related companies for supplies of goods and services are estimated at $252 in 2001, $106 in 2002, $89 in 2003, $74 in 2004, $59 in 2005, and $446 thereafter.
     Total commitments to these entities, excluding $749 in relation to the smelter at Alma, were $106 in 2000, $18 in 1999 and $23 in 1998.

     Minimum rental obligations are estimated at $44 in 2001, $36 in 2002, $26 in 2003, $20 in 2004, $17 in 2005 and $80 thereafter. Total rental expenses amounted to $58 in 2000, $57 in 1999 and $83 in 1998.

     Alcan, in the course of its operations, is subject to environmental and other claims, lawsuits and contingencies. The Company has environmental contingencies relating to approximately 33 existing and former Alcan sites and third-party sites. Accruals have been made in specific instances where it is probable that liabilities will be incurred and where such liabilities can be reasonably estimated. Although it is possible that liabilities may arise in other instances for which no accruals have been made, the Company does not believe that such an outcome will significantly impair its operations or have a material adverse effect on its financial position.

     In addition, see reference to combination agreement in note 3, income taxes in note 6, capital expenditures in note 9, debt repayments in note 12, financial instruments and commodity contracts in note 17, and subsequent event - acquisition of 30% of Gove alumina refinery in note 24.

19 > SUPPLEMENTARY INFORMATION

                                                       2000       1999     1998
                                                      ------     -----    -----

     INCOME STATEMENT
     Interest on long-term debt                       $  123     $ 104    $  93
     Capitalized interest                             $  (81)    $ (41)   $ (15)
                                                      ------     -----    -----
     BALANCE SHEET
     Payables
       Accrued employment costs                       $  288     $ 205    $ 196
     Short-term borrowings                            $1,080     $ 167    $  86

     At December 31, 2000, the weighted average
       interest rate on short-term borrowings
       was 6.5% (6.7% in 1999 and 4.7% in 1998).
                                                      ------     -----    -----

     STATEMENT OF CASH FLOWS
     Interest paid                                    $  161     $ 128    $  96
     Income taxes paid                                $  203     $  96    $ 298
                                                      ======     =====    =====

                                                                 68 > Alcan Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont'd)
(in millions of US$, except where indicated)

20 > POST-RETIREMENT BENEFITS

Alcan and its subsidiaries have established pension plans in the principal countries where they operate, generally open to all employees. Most plans provide pension benefits that are based on the employee's highest average eligible compensation before retirement. Pension payments are periodically adjusted for cost of living increases, either by Company practice, collective agreement or statutory requirement. Plan assets consist primarily of listed stocks and bonds.

Alcan's funding policy is to contribute the amount required to provide for benefits attributed to service to date, with projection of salaries to retirement, and to amortize unfunded actuarial liabilities for the most part over periods of 15 years or less, generally corresponding to the expected average remaining service life of the employees. All actuarial gains and losses are amortized over the expected average remaining service life of the employees.

The Company provides life insurance benefits under some of its retirement plans. Certain early retirement arrangements also provide for medical benefits, generally only until the age of 65. These plans are generally not funded.

                                                     PENSION BENEFITS                   OTHER BENEFITS
                                                2000       1999       1998       2000         1999       1998
                                                ----       ----       ----       ----         ----       ----
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at January 1              $ 4,047    $ 3,827    $ 3,550    $   186     $    176    $   172
Service cost                                      83         99         84          5            4          4
Interest cost                                    255        241        236         12           11         11
Members' contributions                            21         21         20         --           --         --
Benefits paid                                   (217)      (209)      (200)       (10)         (10)        (9)
Amendments                                       435         66         80         (1)           3         --
Acquisitions/divestitures                      2,047         (5)        (1)        27           --         --
Actuarial (gain) loss                           (263)        59         45        (18)           2         (2)
Currency (gains) losses                          (91)       (52)        13         --           --         --
                                             -------    -------    -------    -------     --------    -------
Benefit obligation at December 31            $ 6,317    $ 4,047    $ 3,827    $   201     $    186    $   176
                                             -------    -------    -------    -------     --------    -------
CHANGE IN MARKET VALUE OF PLAN ASSETS
(ASSETS)
Assets at January 1                          $ 4,917    $ 4,298    $ 4,231    $    --      $    --    $    --
Actual return on assets                          250        800        204         --           --         --
Members' contributions                            21         21         20         --           --         --
Benefits paid                                   (217)      (209)      (200)        --           --         --
Company contributions                             44         44         36         --           --         --
Acquisitions/divestitures                      2,087         --         --          5           --         --
Currency gains (losses)                          (88)       (37)         7         --           --         --
                                             -------    -------    -------    -------     --------    -------
Assets at December 31                        $ 7,014    $ 4,917    $ 4,298    $     5     $     --    $    --
                                             -------    -------    -------    -------     --------    -------
Assets in excess of benefit obligation       $   697    $   870    $   471       (196)    $   (186)   $  (176)
Unamortized
     -- actuarial (gains) losses              (1,311)    (1,115)      (763)       (39)         (17)       (22)
     -- prior service cost                       590        246        263          1            2         (5)
                                             -------    -------    -------    -------     --------    -------
NET ASSET (LIABILITY) IN BALANCE SHEET       $   (24)   $     1    $   (29)   $  (234)    $   (201)   $  (203)
                                             =======    =======    =======    =======     ========    =======

69 > Alcan Inc.

(in millions of US$, except where indicated)

20 > POST-RETIREMENT BENEFITS (CONT'D)

     The accumulated benefit obligation (ABO) of pension plans is $5,867 ($3,661 in 1999 and $3,414 in 1998). For certain plans, the ABO exceeds the market value of the assets. For these plans, the ABO is $588 ($158 in 1999 and $1,239 in 1998) while the market value of the assets is $308 ($28 in 1999 and $1,041 in 1998).


                                                       PENSION BENEFITS                   OTHER BENEFITS
                                               2000        1999       1998        2000        1999        1998
                                             -------     -------    -------     -------    --------     -------
COMPONENTS OF NET PERIODIC (BENEFIT) COST
Service cost                                $   83     $    99      $  84       $   5       $   4        $   4
Interest cost                                  255         241        236          12          11           11
Expected return on assets                     (345)       (301)      (293)         --          --           --
Amortization
     -- actuarial gains                       (102)        (86)       (95)         (2)         (3)          (2)
     -- prior service cost                      89          76         94          --          (4)          (4)
                                            ------      ------      -----       -----       -----        -----
NET PERIODIC (BENEFIT) COST                 $  (20)     $   29      $  26       $  15       $   8        $   9
                                            ======      ======      =====       =====       =====        =====


                                                       PENSION BENEFITS                   OTHER BENEFITS
                                               2000        1999       1998        2000        1999        1998
                                             -------     -------    -------     -------    --------     -------

WEIGHTED AVERAGE ASSUMPTIONS AT DECEMBER 31
Discount rate                                  6.3%        6.5%       6.3%        7.3%       6.9%         6.4%
Average compensation growth                    3.7%        4.3%       4.3%        4.5%       5.0%         4.5%
Expected return on assets                      7.0%        7.3%       7.2%        N/A         n/a          n/a
                                             -----      ------      -----       -----       -----        -----


     The assumed health care cost trend rate used for measurement purposes is 6.6% from 2001 through 2005, decreasing to 5.4% in 2006 and remaining at that level thereafter. A one percentage point change in assumed health care cost trend rates would have the following effects:

                                                                                                OTHER BENEFITS
                                                                                               1%          1%
                                                                                            INCREASE   DECREASE
                                                                                            --------   ---------
     SENSITIVITY ANALYSIS
     Effect on service and interest costs                                                      1           (1)
     Effect on benefit obligation                                                              9           (8)
                                                                                            --------   ---------

                                                                 70 > Alcan Inc.

(in millions of US$, except where indicated)

21 > INFORMATION BY GEOGRAPHIC AREAS

                                      LOCATION                               2000           1999          1998
                                      --------                              -------        -------       -------
SALES AND OPERATING REVENUES          Canada                                $   625        $   620       $   580
-- THIRD PARTIES (BY DESTINATION)     United States                           3,665          3,067         3,073
                                      Brazil                                    465            371           473
                                      United Kingdom                            600            450           548
                                      Germany                                   756            641           769
                                      Switzerland                                65             25            25
                                      Other Europe                            1,475          1,224         1,531
                                      Australia                                 131             60            67
                                      Asia and Other Pacific                  1,228            817           681
                                      All other                                 138             49            42
                                                                            -------        -------       -------
                                      Total                                 $ 9,148        $ 7,324       $ 7,789
                                                                            -------        -------       -------
SALES AND OPERATING REVENUES          Canada                                $ 2,042        $ 1,852       $ 1,980
-- INTERCOMPANY (BY ORIGIN)           United States                             563            528           504
                                      Brazil                                     44             56            37
                                      United Kingdom                            373            327           294
                                      Germany                                   181            147           143
                                      Switzerland                               237             75            78
                                      Other Europe                               72             34           223
                                      Australia                                 114             72            70
                                      Asia and Other Pacific                      9             --            --
                                      All other                                 401            260           358
                                                                            -------        -------       -------
                                      Subtotal                                4,036          3,351         3,687
                                      Consolidation eliminations             (4,036)        (3,351)       (3,687)
                                                                            -------        -------       -------
                                      Total                                 $    --        $    --       $    --
                                                                            -------        -------       -------
                                      Sales to subsidiary companies are made at fair market prices recognizing volume, continuity of supply and other factors.
SALES AND OPERATING REVENUES          Canada                                $   915        $   941       $ 1,004
-- THIRD PARTIES (BY ORIGIN)          United States                           3,713          3,119         3,229
                                      Brazil                                    443            334           369
                                      United Kingdom                            565            445           515
                                      Germany                                 1,401          1,196         1,379
                                      Switzerland                               414             50            56
                                      Other Europe                              589            470           721
                                      Australia                                 137             60            67
                                      Asia and Other Pacific                    852            611           424
                                      All other                                 119             98            25
                                                                            -------        -------       -------
                                      Total                                 $ 9,148        $ 7,324       $ 7,789
                                                                            =======        =======       =======

71 > Alcan Inc.

(in millions of US$, except where indicated)

21 > INFORMATION BY GEOGRAPHIC AREAS (cont'd)

                         LOCATION                     2000     1999     1998
                                                    --------  -------  -------
NET INCOME*              Canada                     $   295  $   111  $   133
                         United States                  155      178      144
                         Brazil                          34        5       13
                         United Kingdom                  10       18        2
                         Germany                         43       30        7
                         Switzerland                      1        3       --
                         Other Europe                    17       13      (98)**
                         Australia                       59       36       25
                         Asia and Other Pacific         (22)      46       92***
                         All other                       56       33       39
                         Consolidation eliminations     (30)     (13)      42
                                                    -------   ------   ------
                         Total                      $   618   $  460   $  399
                                                    -------   ------   ------
CAPITAL ASSETS - NET     Canada                     $ 4,002   $3,050   $2,376
AT DECEMBER 31           United States                1,579      681      714
                         Brazil                         736      743      710
                         United Kingdom               1,047      444      462
                         Germany                      1,322      499      650
                         Switzerland                    752       34       47
                         Other Europe                 1,006      113      302
                         Australia                      551       71       70
                         Asia and Other Pacific       1,026      504      269
                         All other                    1,011      295      297
                                                    -------   ------   ------
                         Total                      $13,032   $6,434   $5,897
                                                    -------   ------   ------
CAPITAL EXPENDITURES     Canada                     $ 1,097   $  845   $  326
AND INVESTMENTS          United States                  113       63       62
                         Brazil                          42       86      188
                         United Kingdom                  49       41       85
                         Germany                         55       49       44
                         Switzerland                     18        2        4
                         Other Europe                    68       19       31
                         Australia                       12        4        4
                         Asia and Other Pacific         239      154       80
                         All other                       42       35       53
                                                    -------   ------   ------
                         Total                      $ 1,735   $1,298   $  877
                                                    -------   ------   ------
AVERAGE NUMBER           Canada                          11       11       11
OF EMPLOYEES             United States                    5        4        4
(in thousands)           Brazil                           3        3        3
                         United Kingdom                   3        3        3
                         Germany                          4        4        5
                         Switzerland                      1       --       --
                         Other Europe                     2        2        3
                         Australia                       --       --       --
                         Asia and Other Pacific           5        8        5
                         All other                        3        3        2
                                                    -------   ------   ------
                         Total                           37       38       36
                                                    =======   ======   ======


* If presented to reflect the effect of prior years' income tax reassessments described in note 6, in addition to the net benefit of $31 recorded in Canada in 1999, net income in Canada in 1999 would be increased by a further $68 and decreased by $52 in the United States, $8 in the United Kingdom and $8 in Germany. In 2000, net income in Canada would be increased by a further $25 and decreased by $14 in the United States, $5 in the United Kingdom and $6 in Germany.

** Includes write-down of $120 after tax related to the Aughinish alumina refinery.

*** Includes gain of $140 after tax related to the sale of a portion of the Company's investment in Nippon Light Metal Company, Ltd.

                                                                 72 > Alcan Inc.

(in millions of US$, except where indicated)

22 > INFORMATION BY OPERATING SEGMENT

The following presents selected information by operating segment, viewed on a stand-alone basis. In 2000, as a result of the combination of the Company and algroup (see note 3), the operating segments were reorganized to create four operating segments, Primary Metal; Aluminum Fabrication, Americas and Asia; Aluminum Fabrication, Europe; and Packaging. Comparative information has been restated to conform to the 2000 organizational structure. Transactions between operating segments are conducted on an arm's-length basis and reflect market prices. Thus, earnings from the Primary Metal group is mainly profit on metal produced by the Company, whether sold to third parties or used in the Company's Fabrication and Packaging groups. Earnings from the Fabrication and Packaging groups represents only the fabricating profit on rolled and packaging products and downstream businesses. The accounting principles used to prepare the information by operating segment are the same as those used to prepare the consolidated financial statements of the Company except that the pension costs for the operating segments are based on the normal current service cost with all actuarial gains, losses and other adjustments being included in Intersegment and other items. Some Corporate office and certain other costs have been allocated to the respective operating segments.

SALES AND OPERATING REVENUES                            INTERSEGMENT                      THIRD PARTIES
                                               2000        1999        1998        2000        1999      1998
                                             -------     -------     --------    --------    -------    -------
Primary Metal                                $ 1,667     $ 1,317      $ 1,405    $  2,123    $ 1,689     $ 1,813
Aluminum Fabrication, Americas and Asia           82          80           --       3,929      3,402       3,478
Aluminum Fabrication, Europe                     289         268           --       1,854      1,524       2,485
Packaging                                         58          55           --       1,216        681          --
Intersegment and other items                  (2,096)     (1,720)      (1,405)         26         28          13
                                             -------     -------      -------     -------    -------     -------
                                             $    --     $    --      $    --     $ 9,148    $ 7,324     $ 7,789
                                             =======     =======      =======     =======    =======     =======

The fabrication groups include the foil operations for 1998, which have been reclassified to the packaging segment for 1999 and 2000. Intersegment data for the fabrication groups is not available for 1998.


EBITDA                                                                            2000        1999       1998
                                                                                -------     -------    --------
Primary Metal                                                                   $   994     $   557    $    629
Aluminum Fabrication, Americas and Asia                                             296         349         299
Aluminum Fabrication, Europe                                                        164         144         157
Packaging                                                                            73          43          --
                                                                                -------     -------    --------
EBITDA from operating segments                                                    1,527       1,093       1,085
Depreciation and amortization                                                      (545)       (477)       (462)
Intersegment and other items                                                         32         182         111
Corporate office                                                                    (49)        (37)        (37)
Interest                                                                            (78)        (76)        (92)
Income taxes                                                                       (254)       (211)       (210)
Minority interest                                                                     1         (14)          4
                                                                                -------     -------    --------
NET INCOME BEFORE AMORTIZATION OF GOODWILL                                      $   634     $   460    $    399
                                                                                =======     =======    ========
NET INCOME AFTER AMORTIZATION OF GOODWILL                                       $   618     $   460    $    399
                                                                                =======     =======    ========

Included in 1999 Intersegment and other items are a gain of $44 from the sale of the Company's piston operations in Germany, a gain of $37 from the sale of a portion of the Company's portfolio investment in NLM, a gain of $19 from the sale of property in the U.K. and a gain of $8 from the sale of a subsidiary in France.

Included in 1998 Intersegment and other items are a gain of $146 from the sale of a portion of the Company's interest in NLM and a loss of $143 related to the impairment of the Aughinish alumina refinery assets sold in 1999.

Included in 2000 EBITDA for Primary Metal and Packaging are $18 and $26 related to rationalization costs, respectively.

Included in 1999 EBITDA for Primary Metal is $38 related to rationalization costs.

Included in 1998 EBITDA for Primary Metal; Aluminum Fabrication, Americas and Asia; and Aluminum Fabrication, Europe, groups are $1, $9 and $15 related to rationalization costs, respectively.

73 > Alcan Inc.

(in millions of US$, except where indicated)

22 > INFORMATION BY OPERATING SEGMENT (CONT'D)

TOTAL ASSETS AT DECEMBER 31                                                        2000        1999       1998
                                                                                 -------     -------     -------
Primary Metal                                                                    $ 7,772     $ 4,793     $ 4,351
Aluminum Fabrication,
    Americas and Asia                                                              2,949       2,848       2,534
Aluminum Fabrication,
    Europe                                                                         3,326       1,299       2,178
Packaging                                                                          3,712         405          --
Cash and other corporate items                                                       648         504         838
                                                                                 -------     -------     -------
                                                                                 $18,407     $ 9,849     $ 9,901
                                                                                 =======     =======     =======

                                              DEPRECIATION AND AMORTIZATION            CAPITAL  EXPENDITURES
                                             2000         1999          1998        2000       1999       1998
                                            -----        ------        -----      -------     -------    ------
Primary Metal                               $ 243        $ 232         $ 227      $ 1,114     $   907     $ 475
Aluminum Fabrication,
    Americas and Asia                         154          140           121          365         303       317
Aluminum Fabrication,
    Europe                                     76           67           104          110          60        78
Packaging                                      62           28            --           97          20        --
Intersegment and other items                   10           10            10           49           8         7
                                            -----        -----         -----      -------     -------     -----
                                            $ 545        $ 477         $ 462      $ 1,735     $ 1,298     $ 877
                                            =====        =====         =====      =======     =======     =====

23 > PRIOR YEAR AMOUNTS

     Certain prior year amounts have been reclassified to conform with the 2000 presentation.

24 > SUBSEQUENT EVENT -- ACQUISITION OF 30% OF GOVE ALUMINA REFINERY

     In January 2001, the Company acquired the remaining 30% of the Gove alumina refinery and related bauxite mine at a cost of $362, subject to certain post-closing adjustments which would require the payment of additional amounts of up to $30. As a result of this transaction, the Company now owns 100% of these assets.

ELEVEN-YEAR SUMMARY
                                                                                  2000     1999     1998     1997     1996     1995
                                                                                  ----     ----     ----     ----     ----     ----
CONSOLIDATED    Sales and operating revenues                                     9,148    7,324    7,789    7,777    7,614    9,287
INCOME          Other income                                                        96      179      231       88       75      100
STATEMENT       Cost of sales and operating expenses                             7,113    5,695    6,076    6,005    5,919    7,247
ITEMS           Depreciation and amortization                                      545      477      462      436      431      447
(in millions    Selling, administrative and general expenses                       405      375      448      444      422      484
of US$)         Research and development expenses                                   81       67       70       72       71       76
                Interest                                                            78       76       92      101      125      204
                Other expenses                                                     139      127      219       54       88       61
                Income taxes                                                       254      211      210      248      212      326
                Equity income (loss)                                                 4       (1)     (48)     (33)     (10)      (3)
                Minority interests                                                   1      (14)       4       (4)      (1)       4
                                                                                ------   ------   ------   ------   ------   ------
                Net income (Loss) before amortization of goodwill
                     and extraordinary item                                        634      460      399      468      410      543
                     Amortization of goodwill                                       16       --       --       --       --       --
                                                                                ------   ------   ------   ------   ------   ------
                Net income (Loss) before extraordinary item                        618      460      399      468      410      543
                     Extraordinary gain (Loss)                                      --       --       --       17       --     (280)
                                                                                ------   ------   ------   ------   ------   ------
                Net income (Loss)                                                  618      460      399      485      410      263
                                                                                ------   ------   ------   ------   ------   ------
                Net income (Loss) attributable to common shareholders              608      451      389      475      394      239
                                                                                ------   ------   ------   ------   ------   ------
CONSOLIDATED    Operating working capital                                        1,968    1,307    1,682    1,483    1,461    1,731
BALANCE         Capital assets -- net                                           13,032    6,434    5,897    5,458    5,470    5,672
SHEET ITEMS     Total assets                                                    18,407    9,849    9,901    9,374    9,228    9,736
(in millions    Total debt                                                       4,608    1,489    1,789    1,515    1,516    1,985
of US$)         Deferred income taxes                                            1,227      781      747      969      996      979
                Preference shares                                                  160      160      160      203      203      353
                Common shareholders' equity                                      8,867    5,381    5,359    4,871    4,661    4,482
                                                                                ------   ------   ------   ------   ------   ------
PER COMMON      Net income (Loss) before amortization of goodwill
SHARE                and extraordinary item                                       2.50     2.06     1.71     2.02     1.74     2.30
(in US$)        Net income (Loss) before extraordinary item                       2.45     2.06     1.71     2.02     1.74     2.30
                Net income (Loss)                                                 2.45     2.06     1.71     2.09     1.74     1.06
                Dividends paid                                                    0.60     0.60     0.60     0.60     0.60     0.45
                Common shareholders' equity                                      27.89    24.65    23.71    21.43    20.57    19.84
                Market price -- NYSE close                                       34.19    41.38    27.06    27.63    33.63    31.13
                                                                                ------   ------   ------   ------   ------   ------
OPERATING       CONSOLIDATED ALUMINUM SHIPMENTS
DATA            Ingot products (includes primary and secondary ingot,              974      859      829      858      810      801
(in thousands        trading and scrap)
of tonnes
except for      Rolled products                                                  1,855    1,609    1,603       --       --       --
LME price)      Aluminum used in engineered products and packaging                 352      302      220       --       --       --
                                                                                ------   ------   ------   ------   ------   ------
                Total fabricated products                                        2,207    1,911    1,823    1,694    1,539    1,733
                Conversion of customer-owned metal                                 328      315      289      276      258      225
                                                                                ------   ------   ------   ------   ------   ------
                Total aluminum volume                                            3,509    3,085    2,941    2,828    2,607    2,759
                Consolidated primary aluminum production                         1,562    1,518    1,481    1,429    1,407    1,278
                Consolidated aluminum purchases                                  1,670    1,297    1,227    1,254    1,003    1,365
                Consolidated aluminum inventories (end of year)                    568      477      469      451      408      449
                PRIMARY ALUMINUM CAPACITY
                     Consolidated subsidiaries                                   1,899    1,583    1,706    1,558    1,561    1,561
                     Total consolidated subsidiaries and related companies       1,899    1,583    1,706    1,695    1,698    1,712
                Average three-month LME price (US$ per tonne)                    1,567    1,388    1,379    1,620    1,536    1,830
                                                                                ------   ------   ------   ------   ------   ------
OTHER           Cash from operating activities (in millions of US$)              1,066    1,182      739      719      981    1,044
STATISTICS      Cash from (used for) financing activities (in millions of US$)     781     (629)     (95)     (46)    (700)    (744)
                Cash from (used for) investment activities (in millions of US$) (2,083)    (838)    (656)    (587)     178     (273)
                Capital expenditures (in millions of US$)                        1,735    1,298      877      641      482      441
                Ratio of total borrowings to equity (%)                          33:67    21:79    24:76    23:77    23:77    29:71
                Average number of employees (in thousands)                          37       38       36       33       34       39
                Common shareholders -- registered (in thousands at end of year)     19       20       20       21       22       23
                Common shares outstanding (in millions at end of year)             318      218      226      227      227      226
                     Registered in Canada (%)*                                      76       61       60       61       61       61
                     Registered in the United States (%)                            24       39       39       39       39       38
                     Registered in other countries (%)                              --       --        1       --       --        1
                Return on average common shareholders' equity (%)                   10        9        7       10        9        5
                                                                                ------   ------   ------   ------   ------   ------
*Shares held by former algroup shareholders are registered in Canada.




ELEVEN-YEAR SUMMARY
                                                                                      1994      1993      1992      1991      1990
                                                                                      ----      ----      ----      ----      ----
CONSOLIDATED    Sales and operating revenues                                         8,216     7,232     7,596     7,748     8,757
INCOME          Other income                                                           109        75        69        82       162
STATEMENT       Cost of sales and operating expenses                                 6,740     6,002     6,300     6,455     6,996
ITEMS           Depreciation and amortization                                          431       443       449       429       393
(in millions    Selling, administrative and general expenses                           528       551       596       635       659
of US$)         Research and development expenses                                       72        99       125       131       150
                Interest                                                               219       212       254       246       197
                Other expenses                                                          95       106       118       163        65
                Income taxes                                                           112       (13)      (17)     (104)      126
                Equity income (loss)                                                   (29)      (12)       53        89       211
                Minority interests                                                      (3)        1        (5)       --        (1)
                                                                                    ------    ------    ------    ------    ------
                Net income (Loss) before amortization of goodwill
                     and extraordinary item                                             96      (104)     (112)      (36)      543
                     Amortization of goodwill                                           --        --        --        --        --
                                                                                    ------    ------    ------    ------    ------
                Net income (Loss) before extraordinary item                             96      (104)     (112)      (36)      543
                     Extraordinary gain (Loss)                                          --        --        --        --        --
                                                                                    ------    ------    ------    ------    ------
                Net income (Loss)                                                       96      (104)     (112)      (36)      543
                                                                                    ------    ------    ------    ------    ------
                Net income (Loss) attributable to common shareholders                   75      (122)     (135)      (56)      521
                                                                                    ------    ------    ------    ------    ------
CONSOLIDATED    Operating working capital                                            1,675     1,314     1,460     1,717     1,842
BALANCE         Capital assets -- net                                                5,534     6,005     6,256     6,525     6,167
SHEET ITEMS     Total assets                                                        10,003     9,812    10,154    10,843    10,681
(in millions    Total debt                                                           2,485     2,652     2,794     3,024     2,648
of US$)         Deferred income taxes                                                  914       888       955     1,126     1,092
                Preference shares                                                      353       353       353       212       212
                Common shareholders' equity                                          4,308     4,096     4,266     4,730     4,942
                                                                                    ------    ------    ------    ------    ------
PER COMMON      Net income (Loss) before amortization of goodwill
SHARE                and extraordinary item                                           0.34     (0.54)    (0.60)    (0.25)     2.33
(in US$)        Net income (Loss) before extraordinary item                           0.34     (0.54)    (0.60)    (0.25)     2.33
                Net income (Loss)                                                     0.34     (0.54)    (0.60)    (0.25)     2.33
                Dividends paid                                                        0.30      0.30      0.45      0.86      1.12
                Common shareholders' equity                                          19.17     18.28     19.06     21.17     22.19
                Market price -- NYSE close                                           25.38     20.75     17.63     20.00     19.50
                                                                                    ------    ------    ------    ------    ------
OPERATING       CONSOLIDATED ALUMINUM SHIPMENTS
DATA            Ingot products (includes primary and secondary ingot, trading          897       887       870       866       857
(in thousands   and scrap)
of tonnes
except for      Rolled products                                                         --        --        --        --        --
LME price)      Aluminum used in engineered products and packaging                      --        --        --        --        --
                                                                                    ------    ------    ------    ------    ------
                Total fabricated products                                            1,763     1,560     1,389     1,333     1,488
                Conversion of customer-owned metal                                     189        91       206       145        81
                                                                                    ------    ------    ------    ------    ------
                Total aluminum volume                                                2,849     2,538     2,465     2,344     2,426
                Consolidated primary aluminum production                             1,435     1,631     1,612     1,695     1,651
                Consolidated aluminum purchases                                      1,350       865       675       591       646
                Consolidated aluminum inventories (end of year)                        435       403       418       463       447
                PRIMARY ALUMINUM CAPACITY
                     Consolidated subsidiaries                                       1,561     1,711     1,711     1,676     1,685
                     Total consolidated subsidiaries and related companies           1,712     1,862     1,862     1,827     1,836
                Average three-month LME price (US$ per tonne)                        1,500     1,161     1,278     1,333     1,636
                                                                                    ------    ------    ------    ------    ------
Other           Cash from operating activities (in millions of US$)                     65       444       465       659       760
Statistics      Cash from (used for) financing activities (in millions of US$)        (191)     (172)      (44)      197       433
                Cash from (used for) investment activities (in millions of US$)         71      (339)     (450)     (857)   (1,245)
                Capital expenditures (in millions of US$)                              356       370       474       880     1,367
                Ratio of total borrowings to equity (%)                              35:65     37:63     37:63     37:63     33:67
                Average number of employees (in thousands)                              42        46        49        54        57
                Common shareholders -- registered (in thousands at end of year)         26        28        32        34        38
                Common shares outstanding (in millions at end of year)                 225       224       224       223       223
                     Registered in Canada (%)*                                          55        59        69        68        54
                     Registered in the United States (%)                                44        40        30        31        44
                     Registered in other countries (%)                                   1         1         1         1         2
                Return on average common shareholders' equity (%)                        2        (3)       (3)       (1)       11
                                                                                    ------    ------    ------    ------    ------
See note 4 to the consolidated financial statements for U.S. GAAP information.

                                                                 76 > Alcan Inc.

QUARTERLY FINANCIAL DATA
(in millions of US$, except where indicated)

(unaudited)                                          FIRST        SECOND        THIRD      FOURTH       YEAR
----------                                           -----        ------        -----      ------       -----
2000
Revenues                                            $ 1,979       $ 2,063      $ 2,004     $ 3,198     $ 9,244
Cost of sales and operating expenses                  1,454         1,560        1,530       2,569       7,113
Depreciation and amortization                           116           114          120         195         545
Income taxes                                            104            88           34          28         254
Other items                                             131           148          139         280         698
                                                    -------       -------      -------     -------     -------
Net income before amortization of goodwill              174           153          181         126         634
Amortization of goodwill                                 --            --           --          16          16
                                                    -------       -------      -------     -------     -------
Net income(1)                                       $   174       $   153      $   181     $   110     $   618
Dividends on preference shares                            2             3            2           3          10
                                                    -------       -------      -------     -------     -------
Net income attributable to common shareholders      $   172       $   150      $   179     $   107     $   608
                                                    -------       -------      -------     -------     -------
Net income per common share before
amortization of goodwill                            $  0.78       $  0.70      $  0.85     $  0.39     $  2.50
Amortization of goodwill per common share                --            --           --        0.05        0.05
                                                    -------       -------      -------     -------     -------
Net income per common share (in US$)(2)             $  0.78       $  0.70      $  0.85     $  0.34     $  2.45
Net income under U.S. GAAP(3)                       $   171       $   152      $   179     $   104     $   606
                                                    -------       -------      -------     -------     -------
1999
Revenues                                            $ 1,841       $ 1,835      $ 1,884     $ 1,943     $ 7,503
Cost of sales and operating expenses                  1,468         1,396        1,390       1,441       5,695
Depreciation and amortization                           118           117          116         126         477
Income taxes                                             34            69           71          37         211
Other items                                             183           182          149         146         660
                                                    -------       -------      -------     -------     -------
Net income(1)                                       $    38       $    71      $   158     $   193     $   460
Dividends on preference shares                            3             1            3           2           9
                                                    -------       -------      -------     -------     -------
Net income attributable to common shareholders      $    35       $    70      $   155     $   191     $   451
                                                    -------       -------      -------     -------     -------
Net income per common share (in US$)(2)             $  0.16       $  0.32      $  0.71     $  0.87     $  2.06
Net income under U.S. GAAP(3)                       $    38       $    67      $   160     $   190     $   455
                                                    -------       -------      -------     -------     -------
1998
Revenues                                            $ 1,971       $ 2,005      $ 1,960     $ 2,084     $ 8,020
Cost of sales and operating expenses                  1,497         1,549        1,514       1,516       6,076
Depreciation and amortization                           110           113          116         123         462
Income taxes                                             78            76           44          12         210
Other items                                             169           181          179         344         873
                                                    -------       -------      -------     -------     -------
Net income(1)                                       $   117       $    86      $   107     $    89     $   399
Dividends on preference shares                            3             2            3           2          10
                                                    -------       -------      -------     -------     -------
Net income attributable to common shareholders      $   114       $    84      $   104     $    87     $   389
                                                    -------       -------      -------     -------     -------
Net income per common share (in US$)(2)             $  0.50       $  0.37      $  0.46     $  0.38     $  1.71
Net income under U.S. GAAP(3)                       $   117       $    94      $   103     $   103     $   417
                                                    =======       =======      =======     =======     =======

[FN]

(1) The second quarter of 2000 includes an after-tax gain of $6 from disposal of property, a gain of $10 from the demutualization of the Company's life insurance providers and a favourable tax adjustment of $8 for the revaluation of deferred taxes. This is offset in part by a non-operating exceptional provision of $9 in the U.S., merger costs of $4 and rationalization costs of $2. The third quarter of 2000 includes favourable tax adjustments of $46, including the revaluation of deferred taxes, partially offset by asset write-offs of $12. The fourth quarter of 2000 includes non-cash merger charges related to the merger with Alusuisse Group Ltd of $60, rationalization charges in respect of the closure of foil operations at Rogerstone in the U.K. of $18, asset write-offs of $6, partially offset by favourable tax adjustments of $21, including the revaluation of deferred taxes.

    The first quarter of 1999 included an unfavourable tax adjustment of $9 for the revaluation of deferred taxes. The second quarter of 1999 included an after-tax gain of $26 on the sale of the Company's piston operations in Germany, a restructuring charge of $20 relating to the Company's Full Business Potential program and an unfavourable tax adjustment of $12 for the revaluation of deferred taxes. The third quarter of 1999 included after-tax gains on the sale of businesses, principally a further sale of shares in NLM in Japan and the Company's building products business in France, totalling $47, as well as rationalization costs of $5 in Primary Metal and an unfavourable tax adjustment of $2 for the revaluation of deferred taxes. The fourth quarter of 1999 included a favourable tax adjustment in Canada relating to prior periods of $28, including the revaluation of deferred taxes, a gain on disposal of property, principally in the U.K. of $17, offset in part by $8 from rationalization costs in the U.K. and Jamaica.

    The first quarter of 1998 included an after-tax charge of $17 related to Alcan's share of construction contract losses, restructuring costs and operating losses at NLM in Japan. The second quarter of 1998 included an after-tax charge of $27 related to Alcan's share of restructuring costs and operating losses at NLM. The third quarter of 1998 included an after-tax gain of $20 for exchange revaluation of the Company's accumulated deferred tax liability, after-tax charges of $7 for rationalization costs in Europe and $9 for equity losses in NLM. The fourth quarter of 1998 included an after-tax gain of $140 from the sale of a portion of the Company's investment in NLM, an after-tax loss of $120 from the write-down for impairment of the Aughinish alumina refinery assets sold in 1999, an after-tax gain of $8 principally from the sale of Handy Chemicals Ltd., $9 from rationalization costs in Europe and Asia, and a favourable tax adjustment of $11 for the revaluation of deferred taxes.

(2) Net income per common share calculations are based on the average number of common shares outstanding in each period.

(3) See note 4 to the consolidated financial statements for explanation of differences between Canadian and U.S. GAAP.

77 > Alcan Inc.

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

Alcan does not have a controlling shareholder.

Corporate governance has traditionally received the active attention of Alcan's Board. For instance, an intensive review of the guiding principles of Alcan conducted by the Board in the 1970s led to the publication in 1978 of a policy statement entitled ALCAN, ITS PURPOSE, OBJECTIVES AND POLICIES. This statement set forth a series of basic business principles to guide Alcan employees in conducting a widespread international enterprise and helped Alcan achieve public understanding and trust. These principles are now found in Alcan's CODE OF CONDUCT, which provides detailed ethical guidelines for Alcan employees as well as consultants and contractors engaged by Alcan.

The Toronto Stock Exchange now requires a formal description of corporate governance practices by all listed companies. Alcan's disclosure in this regard is published in the Management Proxy Circular issued in connection with the forthcoming Annual Meeting; a copy is available from CIBC Mellon Trust Company at the address on page 79.

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

The AUDIT COMMITTEE assists the Board in fulfilling its functions relating to corporate accounting and reporting practices as well as financial and accounting controls in order to provide effective oversight of the financial reporting process; it also reviews financial statements as well as proposals for issues of securities.

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

                                                                 78 > Alcan Inc.

DIRECTORS AND OFFICERS
(As at February 26, 2001)


DIRECTORS                                          OFFICERS


JOHN R. EVANS, C.C.(1, 3, 5, 8)                    W. R. C. BLUNDELL*
Chairman of the Board, Montreal                    Interim President and
AGE 71, DIRECTOR SINCE 1986                        Chief Executive Officer

W. R. C. BLUNDELL, O.C.(1, 3, 7)                   ROBERT L. BALL                                     (1) Member of Audit
Director of various companies, Toronto             Executive Vice President,                              Committee
AGE 73, DIRECTOR SINCE 2000 AND FORMERLY           PRESIDENT, ROLLED PRODUCTS, EUROPE
FROM 1987 TO 1999                                                                                     (2) Chairman of Audit
                                                   RICHARD B. EVANS                                       Committee
MARTIN EBNER(3, 7)                                 Executive Vice President,
Chairman, BZ Group Holding Limited,                PRESIDENT, ALUMINUM FABRICATION, EUROPE            (3) Member of Personnel
Wilen, Switzerland                                                                                        Committee
AGE 55, DIRECTOR SINCE 2000                        EMERY P. LEBLANC
                                                   Executive Vice President,                          (4) Chairman of Personnel
TRAVIS ENGEN*(4, 7)                                PRESIDENT, PRIMARY METAL                               Committee
Chairman and Chief Executive,
ITT Industries, Inc., New York                     BRIAN W. STURGELL                                  (5) Member of Environment
AGE 56, DIRECTOR SINCE 1996                        Executive Vice President,                              Committee
                                                   PRESIDENT, ALUMINUM FABRICATION,
RUPERT GASSER(1)                                   AMERICAS AND ASIA                                  (6) Chairman of Environment
Executive Vice President,                                                                                 Committee
Nestle S.A., Vevey, Switzerland                    SURESH THADHANI
AGE 62, DIRECTOR SINCE 2000                        Executive Vice President and                       (7) Member of Corporate
                                                   Chief Financial Officer                                Governance Committee
DR. WILLI KERTH(5)
Director, Alusuisse Swiss                          HENK VAN DE MEENT                                  (8) Chairman of Corporate
Aluminium Ltd., Neuhausen,                         Executive Vice President,                              Governance Committee
Switzerland                                        PRESIDENT, GLOBAL PACKAGING
AGE 64, DIRECTOR SINCE 2000
                                                   KURT WOLFENSBERGER
J. E. NEWALL, O.C.(3, 6, 7)                        Executive Vice President,
Chairman, NOVA Chemicals                           PRESIDENT, ENGINEERED PRODUCTS, EUROPE
Corporation, Calgary
AGE 65, DIRECTOR SINCE 1985                        CYNTHIA CARROLL
                                                   Vice President, PRESIDENT, BAUXITE, ALUMINA AND
DR. PETER H. PEARSE, C.M.(5)                       SPECIALTY CHEMICALS
Natural resources consultant,
Vancouver AGE                                      DANIEL GAGNIER
68, DIRECTOR SINCE 1989                            Senior Vice President,
                                                   Corporate and External Affairs**
GUY SAINT-PIERRE, O.C.(2, 7)
Chairman, SNC-Lavalin Group Inc.,                  DAVID MCAUSLAND
Montreal                                           Senior Vice President, Mergers and
AGE 66, DIRECTOR SINCE 1994                        Acquisitions, Chief Legal Officer
                                                   and Secretary
GERHARD SCHULMEYER(1)
President and Chief Executive Officer,             GASTON OUELLET
Siemens Corp., New York                            Senior Vice President,
AGE 62, DIRECTOR SINCE 1996                        Human Resources

PAUL M. TELLIER, C.C.(1)                           GLENN R. LUCAS
President and Chief Executive Officer,             Vice President and Treasurer
Canadian National Railway Company,
Montreal                                           RICHARD GENEST
AGE 61, DIRECTOR SINCE 1998                        Vice President and Controller


* On February 26, 2001, Alcan announced the appointment of Mr. Travis Engen as President and Chief Executive Officer, effective March 12, 2001.

**   Including Environment, Health and Safety.

79 > Alcan Inc.

SHAREHOLDER INFORMATION

COMMON SHARES

The principal markets for trading in Alcan's common shares are the New York and Toronto stock exchanges. The common shares are also traded on the London, Frankfurt and Swiss stock exchanges.

The transfer agents for the common shares are CIBC Mellon Trust Company in Montreal, Toronto, Winnipeg, Regina, Calgary and Vancouver, Mellon Investor Services L.L.C. in New York, and CIBC Mellon Trust Company in England.

Common share dividends are paid quarterly on or about the 20th of March, June, September and December to shareholders of record on or about the 20th of February, May, August and November, respectively.

PREFERENCE SHARES

The preference shares are listed on the Toronto Stock Exchange. The transfer agent for the preference shares is CIBC Mellon Trust Company.

INVESTMENT PLANS

The Company offers holders of common shares two convenient ways of buying additional Alcan common shares without payment of brokerage commissions. These are known as the Dividend Reinvestment Plan and the Share Purchase Plan. Copies of the prospectus describing these Plans may be obtained from CIBC Mellon Trust Company at the address below.

SECURITIES REPORTS FOR 2000

The Company's Annual Information Form, to be filed with the Canadian securities commissions, and the annual 10-K report, to be filed with the Securities and Exchange Commission in the United States, will be available to shareholders after April 1, 2001. Copies of both may be obtained from CIBC Mellon Trust Company at the address below.

              DIVIDEND                           PRICES* AND AVERAGE DAILY TRADING VOLUMES
------------------------------------------------------------------------------------------------------------
                            NEW YORK STOCK EXCHANGE        (US$)        TORONTO STOCK EXCHANGE    (CAN$)
------------------------------------------------------------------------------------------------------------
2000          US$           High       Low       Close     Avg. Daily   High      Low     Close   Avg. Daily
QUARTER                                                    Volume                                 Volume
------------------------------------------------------------------------------------------------------------
First        0.150        45 15/16    30 4/16   34 1/16   1,364,008    67.25     44.30   48.55      944,659
Second       0.150        35 10/16    29 1/16   31        1,189,854    52.50     42.90   46.00      827,276
Third        0.150        35 4/16     28 3/16   28 15/16    983,691    52.00     41.95   43.70      859,522
Fourth       0.150        35 3/16     28 3/16   34 3/16   1,652,341    53.00     42.50   51.35    1,221,086
-----------------------------------------------------------------------------------------------------------
Year         0.600
-----------------------------------------------------------------------------------------------------------
1999
QUARTER
-----------------------------------------------------------------------------------------------------------
First        0.150        30 14/16    22 15/16  25 13/16    548,364    46.45     34.15   38.85      657,380
Second       0.150        33 12/16    25 15/16  31 15/16    806,756    49.50     38.80   46.75      819,628
Third        0.150        36 15/16    29 3/16   31 4/16     806,492    54.90     43.05   46.10      632,561
Fourth       0.150        42          30 12/16  41 6/16     913,348    61.00     45.25   59.40      614,803
-----------------------------------------------------------------------------------------------------------
Year         0.600
===========================================================================================================

* The share prices are those reported as "New York Stock Exchange -- Consolidated Trading" and reported by The Toronto Stock Exchange.

FURTHER INFORMATION

CONTACT FOR SHAREHOLDER ACCOUNT INQUIRIES:
CIBC Mellon Trust Company
320 Bay Street, 3rd Floor
Toronto, Ontario, Canada
M5H 4A6

Telephone: (416) 643-5500
(collect call outside North America)
or 1-800-387-0835 (toll free
in North America)
inquiries@cibcmellon.ca

MAILING ADDRESS:
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario, Canada
M5C 2W9

INVESTOR CONTACT:
Michael Hanley
Vice President, Investor Relations
Telephone: (514) 848-8368
investor.relations@alcan.com

MEDIA CONTACT:
Marc Osborne
Director, External Communications
Telephone: (514) 848-1342
media.relations@alcan.com

                                                                 80 > Alcan Inc.

GLOSSARY

INDUSTRY-RELATED TERMS

ALLOY

A substance with metallic properties, composed of two or more chemical elements of which at least one is a metal, such as aluminum, and produced to have certain specific characteristics.

ALUMINA

Most alumina is a white, powdery substance produced from bauxite by a chemical process during which aluminum oxide is extracted from the ore. Between four and five tonnes of bauxite are required to produce about two tonnes of alumina, which yield one tonne of aluminum.

ALUMINUM

Although aluminum is the most common metal on earth, constituting 8% of the earth's crust, it is never found in its pure form. Aluminum metal is produced by separating aluminum from oxygen in alumina.

BAUXITE

The most economic source of aluminum is bauxite, an ore or rock composed of hydrous aluminum oxides and aluminum hydroxides. It is predominantly found in tropical and sub-tropical regions.

CHEMICALS

Chemical-grade alumina (alumina hydrate) is the starting material for a wide variety of specialty chemical products.

ENGINEERED PRODUCTS

A basic aluminum fabricated product that has been mechanically, and at times thermally, altered to create special properties for specific purposes. Castings, composites, extrusions and/or components for various systems or end-use markets are examples.

FABRICATED PRODUCTS

Generally, fabricated products are rolled products (such as sheet) as well as rod, wire and cable, extruded and drawn products, castings and other engineered products.

FOIL

Foil is a thin sheet of metal, around 0.006 inch (0.15 millimeter) thick or less, and is widely used in the packaging, household and industrial markets.

INGOT

A cast form suitable for fabricating or remelting. Sometimes called sheet ingot, foundry ingot or an extrusion billet, ingots and billets can be produced in a wide range of alloys and purity levels and in different shapes and sizes.

LITHO SHEET

Aluminum sheet is widely used as the metal plate on which an image is produced for lithographic printing.

LONDON METAL EXCHANGE (LME)

The LME is a metals trading centre for the Western World. The LME also determines the metal price (per tonne) for aluminum trading for current and future delivery.

PACKAGING

A range of flexible and specialty packaging is produced from aluminum, paper, plastic, glass, paperboard and laminated products and serves the food, pharmaceutical, cosmetics/personal care, and tobacco businesses.

RECYCLED METAL

Aluminum ingot can be made by remelting used beverage cans (UBCS) or any other post-consumer scrap, as well as customer process scrap. Recycling aluminum only requires about 5% of the energy required to produce primary metal.

ROLLED PRODUCTS

At rolling mills, sheet ingots are reduced in thickness by passing them between rollers in a series of reversing hot mills and, finally, in a cold mill. Sheet is primarily used for the container, lithography, transportation and building end-use markets.

SMELTING

Primary aluminum is produced through the electrolytic reduction of alumina. The molten aluminum is cast into ingots and then fabricated into a variety of products.

TOLLING

The activity of rolling or converting customer-owned metal or alumina is called tolling.

FINANCIAL TERMS

EBITDA

Earnings Before Interest, Taxes, Depreciation and Amortization.

EVA(R), ECONOMIC VALUE ADDED

A registered trademark of Stern Stewart & Co. and is a key measure of performance. The term means the difference between the return on capital and the cost for using that capital over the same period.

RETURN ON AVERAGE COMMON SHAREHOLDERS' EQUITY (AT TIMES REFERRED TO AS ROE, OR RETURN ON EQUITY)

Net income after preference share dividends, expressed as a percentage of average common shareholders' equity.

DEFINITIONS

The word "Alcan" or "Company" means Alcan Inc. (formerly Alcan Aluminium Limited) and, where applicable, one or more consolidated subsidiaries. A "subsidiary" is a company controlled by Alcan. A "joint venture" is an association (incorporated or unincorporated) of companies jointly undertaking some commercial enterprise and proportionately consolidated to the extent of Alcan's participation. A "related company" is one in which Alcan has significant influence over management but owns 50% or less of the voting stock. The "Alcan Group" refers to Alcan Inc., its subsidiaries, joint ventures and related companies. "algroup" means Alusuisse Group Ltd.

In this report, unless stated otherwise, all dollar amounts are stated in United States dollars and all quantities in metric tons, or tonnes. A tonne is 1,000 kilograms, or 2,204.6 pounds.

The following abbreviations are used:
/t       per tonne
kt       thousand tonnes
kt/y     thousand tonnes per year
Mt       million tonnes
Mt/y     million tonnes per year

VISIT ALCAN'S WEB SITE:
www.alcan.com

Further information on Alcan, its policies and its activities, is available on Alcan's Internet site and contained in various Company publications. Copies of its policies and publications are also available by writing to the address on the back cover.

VERSION FRANCAISE

Pour obtenir la version francaise de ce rapport, veuillez ecrire a la Compagnie Trust CIBC Mellon dont l'adresse figure a la page 79.

ANNUAL MEETING

The Annual Meeting of the holders of common shares of Alcan Inc. will be held on Thursday, April 26, 2001. The meeting will take place at 10:00 a.m. (EDT) in the Assembly Hall, International Civil Aviation Organization, Atrium Entrance, 999 University Street, Montreal, Quebec, Canada.

This report was printed using vegetable-based inks and is recyclable.

                    ALCAN . . .
                    Innovative Aluminum and Packaging
                    Solutions Worldwide


         [GRAPHIC OMITTED]


                    1188 Sherbrooke Street West      Mailing Address:
                    Montreal, Quebec, Canada         P.O. Box 6090
                    H3A 3G2                          Montreal, Quebec, Canada
                                                     H3C 3A7

                                                     Telephone: (514) 848-8000
                    www.alcan.com                    Telecopier: (514) 848-8115

                    Printed in Canada