Form 10-K, Exhibit 13
period 2001-12-31
ALCAN INC
filed 2002-03-27
CIK 4285

EXHIBIT 13: Annual Report

ALCAN INC.

2001

ANNUAL REPORT

[Logo Alcan]

PROFILE

Alcan Inc. provides global aluminum and packaging solutions that turn today's ideas into tomorrow's innovations. With 2001 revenues of US$12.6 billion, 52,000 employees and a presence in 38 countries, Alcan's diversified business portfolio encompasses bauxite, alumina, specialty chemicals, primary metal, rolled products, engineered products and packaging.

A dynamic, multilingual and multicultural organization, Alcan is the No. 1 global producer and marketer of rolled aluminum products, the Western World's second largest producer of primary aluminum and enjoys a strong position in the expanding value-added, engineered products markets. It also ranks among the top five manufacturers of flexible and specialty packaging in the world. Alcan's balanced revenue streams reflect its strength as a leader in the major market regions of the Americas and Europe, as well as its success in key Asian markets.

2   Financial and Operating Highlights
3   Message to Shareholders
7   Alcan at a Glance
10  Creating Value-Added Products
12  Teaming Up with Our Customers
14  Providing Innovative Solutions
16  Empowering Our People
18  Ensuring a Business Approach to Sustainability
20  Management's Discussion and Analysis
40  Financial Section
70  Eleven-Year Summary
72  Corporate Governance
73  Directors and Officers
74  Shareholder Information
75  Glossary
76  Company Information and Definitions

WWW.ALCAN.COM

THE FLYING "V" OF MIGRATING GEESE IS WIDELY RECOGNIZED AS A SYMBOL OF COOPERATION, ENDURANCE AND TENACITY -- NOT UNLIKE THE TEAMWORK, COMMITMENT AND RESOLVE EVIDENT THROUGHOUT ALCAN AS WE PRESS FORWARD IN PURSUIT OF OUR GOVERNING OBJECTIVE, MAXIMIZING VALUE.

[PHOTO OF FIVE PEOPLE]

FINANCIAL AND OPERATING HIGHLIGHTS

                                                                            2001             2000              1999
                                                                         -------          -------            ------
FINANCIAL DATA
(in millions of US$, except where indicated)

  Sales and operating revenues                                            12,626            9,148             7,324
  Net income                                                                   5              618               460
  Economic Value Added (EVA(R))(1)
    Excluding purchase accounting adjustments(2)                               8              153              (111)
    Including purchase accounting adjustments(2)                            (468)              19               N/A
  Return (%) on average common shareholders' equity                            0               10                 9
  Total assets (at year-end)                                              17,479           18,407             9,849
  Capital investments                                                      1,514            1,735             1,298
  Ratio of borrowings to equity (at year-end)                              32:68            33:67             21:79
  Per common share (in US$)
    Net income (loss) (basic and diluted)                                  (0.01)            2.45              2.06
    Dividends                                                               0.60             0.60              0.60
    Price on NYSE (at year-end)                                            35.93            34.19             41.38
                                                                         -------          -------            ------
OPERATING DATA
(in thousands of tonnes)

  Ingot products shipments(3)                                              1,419              974               859
  Rolled products shipments(4)                                             2,281            2,183             1,924
  Aluminum used in engineered products and packaging                         553              352               302
  Primary aluminum production                                              2,042            1,562             1,518
                                                                         -------          -------            ------
AVERAGE LME
THREE-MONTH PRICE
(in US$/tonne)                                                             1,454            1,567             1,388
                                                                         -------          -------            ------

(1)  EVA is a registered trademark of Stern Stewart & Co.

(2) Goodwill and asset revaluation arising from the algroup merger, as well as related depreciation and amortization.

(3) Includes primary and secondary ingot and scrap, as well as shipments from metal trading activities.

(4)  Includes conversion of customer-owned metal.

[GRAPH]

SALES AND OPERATING REVENUES

millions of US$
97 :  7777

98 :  7789

99 :  7324

00 :  9148

01 :  12626

With the inclusion of a full year's revenues from the former algroup operations, sales and operating revenues increased by 38% in 2001.

MESSAGE TO SHAREHOLDERS

WITH MAXIMIZING VALUE AS OUR GOVERNING OBJECTIVE, WE ARE CONFIDENT WE WILL BE ABLE TO DELIVER A LEVEL OF FINANCIAL PERFORMANCE AND PROFITABLE GROWTH THAT WILL EXCEED INVESTORS' EXPECTATIONS AND POSITION ALCAN AMONG THE WORLD'S TOP-PERFORMING COMPANIES.

[Photo: Travis Engen (left), President and Chief Executive Officer, and John R. Evans, Chairman of the Board.]

During the course of 2001, we intensified our focus on value that began several years ago with the introduction of Economic Value Added (EVA) as a key measure of Alcan's performance. Value maximization has clearly taken hold across all our business sectors as the driver -- the single most important consideration -- in terms of identifying the best opportunities for enhanced returns and profitable growth, considering the alternatives and acting on them.

Despite extraordinary circumstances that occurred as a prolonged decline in North American industrial production reached its 12th month -- punctuating the sharpest drop in demand for aluminum in more than 20 years -- Alcan delivered a sound underlying performance. Operating earnings were good, astute management of working capital contributed to a significant increase in operating cash flow and inventories decreased. Earnings per share, excluding non-recurring items and the effects of foreign currency translation, amounted to $1.51, compared to $2.25 in 2000.

Among more noteworthy 2001 accomplishments, we made great progress on the merger-integration front, from both the operational and strategic standpoints -- significantly advancing our value agenda. Firstly, we are on track in realizing the synergies inherent in the Alcan-algroup merger, completed in October 2000. We fully expect to reach our targeted run rate of $200 million by the end of 2002. Moreover, the merger has enabled us to strengthen Alcan's foundations in important segments -- i.e. bauxite and alumina -- and to build entirely new platforms for future growth in dynamic sectors such as engineered products and packaging.

KEY OBJECTIVES ACHIEVED We also achieved some key operational objectives. The most significant of those was the successful start-up of our new Alma, Quebec, smelter. Not only did this project represent a major commitment of resources, it also plays to our competitive advantage in primary metal. As well, there was marked improvement in the operations of our rolling assets in Korea -- although economic conditions somewhat limited upside potential in terms of immediate payoff. These Asian assets will continue to be an area of focus in 2002. Elsewhere, we successfully managed water-shortage issues in British Columbia (B.C.), Canada, and in Brazil. Indeed, our handling of the situation in B.C. -- where we opted to reduce metal output in order to meet previous power-supply obligations and provide additional power for the energy-starved U.S. Pacific Coast -- demonstrated the sort of innovative, value-based thinking that will be increasingly representative of this Company going forward.

In October, confronted with an extraordinarily difficult business climate, we responded with a restructuring program that enabled us to remain competitive in the markets we serve. The restructuring will generate incremental pre-tax earnings of about $200 million when fully implemented. Among the major new initiatives of 2001 was our commitment -- mentioned earlier in this message -- to embrace Maximizing Value as the governing objective of the organization. Our pursuit of that objective has two primary

WE CONTINUED TO MAKE GREAT PROGRESS ON THE MERGER-INTEGRATION FRONT, SIGNIFICANTLY ADVANCING OUR VALUE AGENDA.

thrusts. We began the first by scrutinizing Alcan's businesses to identify high value-at-stake opportunities and establish priorities on the basis of value impact. Then we set out an 18-month timetable to work through and reach decisions on the 17 most important opportunities. Reviewing our value-at-stake opportunities and updating our agenda to resolve them will be a regular activity.

Our "no-holds-barred" approach to portfolio review entails reconsidering not only what markets we should be in but also precisely how we ought to be participating in those markets, in order to generate the highest possible returns. That sort of close scrutiny is reflected, for instance, in our new approach to the automotive market, as well as in announced changes impacting our European rolling strategy and the European chemicals business.

The second thrust is the development throughout Alcan of enhanced capabilities and increased understanding of Maximizing Value. To accomplish this, we launched a comprehensive training and capability enhancement program -- the most significant investment in Alcan people that we have ever made. Already, this program encompasses hundreds of people and dozens of teams throughout the Company, and it will continue through 2002.

STRENGTHENED ORGANIZATIONAL AND MANAGEMENT STRUCTURE As well, we moved to strengthen Alcan's organizational and management structures in a way that will move us closer to our customers and help raise overall performance to new levels. An Office of the President has been formed which, in addition to the President and Chief Executive Officer, includes Executive Vice Presidents Richard B. Evans and Brian W. Sturgell. And there are now six business groups driving operational performance: Bauxite, Alumina and Specialty Chemicals; Primary Metal; Rolled Products Americas and Asia; Rolled Products Europe; Engineered Products; and Packaging.

[PHOTO: GEESE]

JOHN EVANS: AN ENDURING CONTRIBUTION

John Evans will be relinquishing his role as non-executive Chairman of Alcan's Board of Directors following the upcoming Annual General Meeting, having reached the retirement age of 72.

Dr. Evans has been a director of Alcan since 1986 and has served as Chairman since 1995. His wealth of knowledge, extensive experience in corporate governance and adept manner of handling meetings and overseeing Board business -- not to mention his unfailing sense of humour -- has helped Alcan's directors and senior management overcome many challenges.

We would like to express our gratitude to John for his enduring contribution and outstanding service rendered over the past 16 years and wish him well in future business and personal pursuits.

INTEGRATED ENVIRONMENT, HEALTH & SAFETY POLICY During the latter part of 2001, the Board of Directors adopted a new, integrated Environment, Health and Safety (EH&S) Policy that makes improvement of our record in these crucial areas a responsibility to be shared by individuals at every level throughout the Company. Alcan recognizes that all its businesses must operate on a sustainable basis and that EH&S performance impacts directly on value creation.

ACKNOWLEDGEMENTS On behalf of the entire Board, we would like to take this opportunity to thank employees for their valued efforts during a challenging -- and at times, difficult -- year. In addition to becoming an investment of choice and a supplier of choice, Alcan is determined to earn recognition as an employer of choice. To that end, we are committed to providing the sort of stimulating, rewarding environment that will enable current employees to realize their career and personal goals and also help us attract, develop and retain additional world-class talent.

We also wish to thank our fellow directors for their wise counsel and support. In particular, we wish to express sincere appreciation to Dr. Peter H. Pearse, a director since 1989, who did not stand for re-election last April. We are grateful to him for his long and valued contribution over the years, particularly to the Environment Committee. Also, the Board expresses its thanks to Rupert Gasser who served on the Board and as a member of the Audit Committee from 2000 to 2001. Lastly, on behalf of the Board, we are pleased to welcome two new Board members, Clarence J. Chandran and Brian M. Levitt. Mr. Chandran is the former chief operating officer of Nortel Networks. Mr. Levitt is Montreal resident co-chair of the law firm Osler, Hoskin & Harcourt LLP and former president and chief executive officer of Imasco Limited.

OUTLOOK Business conditions remained challenging as 2002 began to unfold, and we don't anticipate any dramatic improvement through the first half of the year. However, as this report was going to press, the consensus view among economists was that -- barring unforeseen events -- we expect to see a resumption of economic growth during the third and fourth quarters of 2002. And Alcan's own forecasts are calling for an increase of 2.8% in Western World demand for aluminum for the year.

Given that scenario, we are optimistic that we can achieve a significant rebound in Alcan's profitability as we continue to advance our value maximization agenda -- even if metal prices remain at less-than-robust levels.

We entered 2002 with major capital investments pretty much behind us, a solid financial position and excellent cash generation prospects. We remain clearly focused on the controllables -- i.e. costs and synergies. And we are continuing to review business portfolios and to build the conditions and capabilities required for sustained value performance, in keeping with our governing objective.

All in all, Alcan is well positioned to capitalize when the global economy begins to rebound -- to seek out opportunities for profitable growth that will enable us to deliver on our commitments to shareholders, customers, employees and other stakeholders.

/s/ JOHN R. EVANS
------------------------------------
Chairman of the Board
February 7, 2002

/s/ TRAVIS ENGEN
------------------------------------
President and Chief Executive Officer

ALCAN AT A GLANCE

TODAY'S ALCAN IS A DIVERSIFIED ORGANIZATION WITH GLOBAL SCALE AND SCOPE. REGIONS OUTSIDE NORTH AMERICA ACCOUNT FOR 59% OF REVENUES, 55% OF CAPITAL ASSETS AND 59% OF EMPLOYEES.

2001 REVENUES: $12.6 BILLION

[PIE CHART]

BY MARKET

Packaging and beverage cans are Alcan's principal markets, accounting for 41% of its revenues in 2001.

Packaging                   25%
Beverage cans               16%
Aluminum ingot              18%
Building and construction    7%
Electrical                   5%
Transportation               9%
Other                       20%

[PIE CHART]

BY PRODUCT

As a result of the algroup merger, Alcan's revenues by product reflect a new distribution, with increases in engineered products and in packaging.

Bauxite, alumina
and specialty chemicals    5%
Aluminum ingot            19%
Rolled products           39%
Engineered products       13%
Packaging                 23%
Other                      1%

WORLDWIDE PRESENCE

NORTH AMERICA
-------------
(in millions of US$, except where indicated)

Sales and operating revenues
  -- third parties (by destination)                      5,183
                                                        ------
Capital assets -- net                                    5,803
                                                        ------
Employees
(number at year-end)                                    21,400
                                                        ------

EUROPE
------
(in millions of US$, except where indicated)
Sales and operating revenues
  -- third parties (by destination)                      4,994
                                                        ------
Capital assets -- net                                    4,504
                                                        ------
Employees
(number at year-end)                                    23,100
                                                        ------

SOUTH AMERICA
-------------
(in millions of US$, except where indicated)
Sales and operating revenues
   -- third parties (by destination)                       470
                                                        ------
Capital assets -- net                                      731
                                                        ------
Employees
(number at year-end)                                     2,900
                                                        ------

ASIA/PACIFIC AND ALL OTHER
--------------------------
(in millions of US$, except where indicated)
Sales and operating revenues
   -- third parties (by destination)                     1,979
                                                        ------
Capital assets -- net                                    1,887
                                                        ------
Employees
(number at year-end)                                     4,400
                                                        ------

[MAP]

OPERATIONS                                                      2001 DATA
----------------------------------------------------------      --------------------------------------------------
O  7 BAUXITE MINES/DEPOSITS in 5 countries.                     o   11.1 MT used(1).
                                                                o   $113 MILLION in bauxite third-party sales.
----------------------------------------------------------      --------------------------------------------------
o  7 ALUMINA PLANTS in 4 countries with 4.2 Mt of annual        o   4.6 MT of alumina hydrate produced(1).
   capacity, including specialty chemicals.                         $364 million in alumina and chemicals third-
                                                                    party sales(2).
----------------------------------------------------------      --------------------------------------------------
o  15 SMELTERS in 7 countries with over 2.2 Mt of nominal       o   2.0 MT of ingot produced.
   rated capacity.                                              o   1.2 MT of ingot purchased.
                                                                o   $1.9 BILLION (1,194 kt) in primary ingot third-
                                                                    party sales.
----------------------------------------------------------      --------------------------------------------------
o  28 ROLLED PRODUCTS PLANTS in 10 countries.                   o   $5.0 BILLION (2,281 kt) in sales, including
                                                                    conversion of customer-owned metal.
----------------------------------------------------------      --------------------------------------------------
o  50 ENGINEERED PRODUCTS(3) PLANTS in 19 countries.            o   $1.7 BILLION (250 kt) in sales.
----------------------------------------------------------      --------------------------------------------------
   TOTAL: 78 plants in 21 countries.                                2.5 MT of aluminum fabrication in Alcan
                                                                    facilities, including conversion of
                                                                    customer-owned metal.
                                                                    $6.7 BILLION in sales, including conversion of
                                                                    customer-owned metal.
----------------------------------------------------------      --------------------------------------------------
o  30 FOOD FLEXIBLE, CONTAINERS and FOIL PLANTS in              o   $1.7 BILLION in sales.
   11 countries.
----------------------------------------------------------      --------------------------------------------------
o  43 PHARMACEUTICAL, COSMETICS and PERSONAL CARE PLANTS        o   $862 MILLION in sales.
   in 10 countries.
----------------------------------------------------------      --------------------------------------------------
o  11 SPECIALTY PACKAGING PLANTS in 7 countries.                o   $346 MILLION in sales.
----------------------------------------------------------      --------------------------------------------------
   TOTAL: 84 plants in 15 countries.                                $2.9 BILLION in sales.


(1) Includes five months of bauxite and alumina production in Jamaica -- operations that were sold in May 2001.

(2)  Excludes trading revenues.

(3) Includes automotive engineered shaped products, automotive structure and design, cable, composites, extruded products, mass transportation systems and service centres.

During the fourth quarter of 2001, Alcan announced its intention to divest some 13 packaging operations and 2 extruded products plants as well as partial product line cutbacks at 2 rolled products plants.

[PHOTO]
                                       9

CRASH TESTS HAVE CONFIRMED THAT ADVANCED ALUMINUM BUMPER SYSTEMS DESIGNED AND BUILT BY ALCAN ARE MARKEDLY MORE EFFICIENT AT ABSORBING ENERGY DURING COLLISIONS. That translates into increased safety for passengers and less damage to vehicles. The auto insurance industry is impressed with the aluminum bumper systems, with a number of European insurers already rating the product in their best insurance group category. Being lighter than traditional bumpers, they also contribute to increased fuel efficiency and reduced emissions. Volkswagen, Mercedes, Opel and the Smart minicar are among the list of vehicles already using the aluminum bumpers, manufactured at a new Alcan Automotive plant in Gottmadingen, Germany. Extrusions required to produce this high-volume, value-added product are delivered on a just-in-time basis from another Alcan plant in nearby Singen, Germany.

ALCAN'S ALUCORE COMPOSITE PANELS STRUCK JUST THE RIGHT NOTE WITH FRENCH ARCHITECTS SEARCHING FOR A MATERIAL THAT WOULD GIVE THE SOARING ROOF OF SHANGHAI'S STYLISH NEW OPERA HOUSE THE LOOK OF A "PERFECT CURVE". Alucore, which features an aluminum honeycomb sandwiched between aluminum sheets, was selected for use on Shanghai's latest landmark partly on the basis of its attractiveness and weather-resistance. But the deciding factor was the composite's remarkable strength and rigidity -- enabling the building's designers to achieve the desired, perfect-curve visual effect. Alucore is produced at the Singen plant in Germany and is just one of some 90 products in the portfolio of Alcan Composites. Developed in concert with our Research and Development Centre in Neuhausen, Switzerland, these hybrid materials further enhance Alcan's reputation as a provider of innovative products and advanced technologies. In addition to composites, Alcan offers a wide range of other outstanding building products, including the exceptionally durable and weather-resistant anodized aluminum made by Alcan Rolled Products.

[Large photo: Sylvia Sorger is an operator at the Gottmadingen plant that produces energy-absorbent aluminum bumpers.]

[Photo: Alucore, an innovative composite panel, is manufactured at the Singen plant in Germany.]

CREATING VALUE-ADDED PRODUCTS

OUTSTANDING PRODUCTS THAT REPRESENT EXCEPTIONAL VALUE -- NOT JUST FOR ALCAN, BUT ALSO FOR OUR CUSTOMERS -- HAVE HELPED MAKE US A SUPPLIER OF CHOICE IN THE GLOBAL ALUMINUM AND PACKAGING MARKETPLACE. ALL ALCAN PRODUCTS ARE BACKED BY A SOLID COMMITMENT TO CUSTOMER SERVICE AND SUPPORT.

TEAMING UP WITH OUR CUSTOMERS

ALCAN IS COMMITTED TO ENHANCING THE VALUE OF ALL ITS BUSINESS ASSETS, INCLUDING CUSTOMER RELATIONSHIPS. WE ARE CONSTANTLY SEEKING NEW WAYS TO BETTER SERVE OUR CUSTOMERS -- TO FORGE STRATEGIC PARTNERSHIPS THAT CONTRIBUTE IN A SIGNIFICANT WAY TO THEIR SUCCESS.

DEVELOPMENT OF A NEW-LOOK DEODORANT CONTAINER FOR COSMETICS GIANT LEVER FABERGE PROVED TO BE "NO SWEAT" FOR ALCAN PACKAGING'S FIBRENYLE UNIT. A quick response to the customer's needs -- along with a successful track record of working together -- helped U.K.-based Fibrenyle land its largest-ever contract for roll-on deodorant bottles. Less than three weeks after being approached regarding a radical new design for a roll-on container, the project team came up with a fully working, pre-production sample that met all requirements. Fibrenyle is the sole supplier of the innovative, angle-neck containers now used by Lever Faberge to package some half-dozen different brands of deodorant for the European market. The containers are produced at Fibrenyle's Norwich plant, utilizing injection blow-moulding technology ideally suited to the technical requirements involved. The facility has earned a Quality Award from Lever Faberge in recognition of its "excellent systems and supply of consistently high-quality products and services."

CUSTOMER ALLIANCES ARE KEY DRIVERS OF ALCAN AUTOMOTIVE'S GROWTH-ORIENTED GLOBAL STRATEGY. In May 2001, the entire spectrum of Alcan's automotive portfolio was showcased at General Motors' "TechWorld." It was the first time an aluminum company participated in this annual event where key suppliers exhibit leading technologies to GM engineers and executives. Also in 2001, Alcan partnered with Ford Motor Company to develop a lightweight aluminum liftgate now available on the redesigned Expedition sport-utility vehicle. And Alcan captured top honours from the North American Die Casting Association for its unique "B-Pillar" casting used in Audi's aluminum A2 car. These are just some of the many ways in which Alcan is helping to produce higher-performing, more fuel-efficient and environmentally cleaner vehicles.

[Photo: Alcan Automotive's Michael J. Bull (right), Manager, Materials and Applied Technology, discusses Alcan's advanced know-how with G. Richard Wagoner, Jr., GM's President and CEO, at GM TechWorld.]

[Large photo: Fibrenyle's Andy Howes (left), Design Manager, and Steve Isherwood, Managing Director, examine a sample of the angle-neck container.]

WHEN CONSUMERS PURCHASE BEVERAGES IN ALUMINUM CANS, FEW OF THEM GIVE ANY THOUGHT TO THE ADVANCED ENGINEERING AND SOPHISTICATED SCIENCE THAT HAVE GONE INTO THE EVOLUTION OF THE CAN'S DESIGN. In fact, the ubiquitous aluminum beverage can has become progressively lighter over the past decade, without compromising its strength or performance -- thanks in no small measure to the efforts of Alcan engineers and researchers. Providing scientific guidance to can customers worldwide in their quest for continuous product improvement is a vital role shared by Alcan's Research and Development Centre in Kingston, Ontario, Canada, and by the Applied Materials Center in Aurora, Illinois, U.S.A. Together, they have earned Alcan a reputation throughout the global can manufacturing industry as the source for the latest developments in can-body and can-end manufacturing technology as well as value-creating process improvements.

A PACKAGING SOLUTION THAT ENABLES SENIORS TO EASILY ACCESS THEIR MEDICATION WHILE PROVIDING THE HIGHEST LEVEL IN CHILD RESISTANCE HAS WON PRAISE FOR ALCAN FROM THE U.S. CONSUMER PRODUCT SAFETY COMMISSION. Equally noteworthy from a customer perspective is the fact that these new child-resistant and senior-friendly features -- pioneered by Alcan Packaging's Margo unit in Montreal, Canada -- can be applied to existing blister cards with only minimal changes to the original design. That's the sort of key value consideration that helps differentiate Alcan from the competition.

AN ACTIVATED, ALUMINA-BASED ADSORBENT DEVELOPED BY ALCAN'S BAUXITE, ALUMINA AND SPECIALTY CHEMICALS GROUP HAS PROVED TO BE AN EFFECTIVE SOLUTION FOR ARSENIC-CONTAMINATED WATER SUPPLIES. Most of us take the availability of drinking water as a given. You simply turn on the tap. But the situation is different for many people in developing countries -- and in a surprising number of industrialized nations -- whose water supplies are contaminated by naturally occurring arsenic, a known carcinogen that also causes other serious health problems. The solution in many situations is the new AAFS50 adsorbent, manufactured at Alcan's Brockville, Ontario, Canada, plant. The system is low-cost and simple, with several thousand already being used by international aid agencies.

[Large photo: Martin Dullum (left), Associate Engineer, and Anne Sisco, Engineer, at Alcan's Applied Materials Center, use AutoCAD to design innovative solutions for can customers.]

[Photo: Account Manager Jocelyne Desgagne (left) and Daniel Filion, Leader, Design Centre, of Alcan Packaging's Margo unit select blister card samples.]

PROVIDING INNOVATIVE SOLUTIONS

ALCAN IS MORE THAN A MANUFACTURER OF ALUMINUM AND PACKAGING. WE PROVIDE SOLUTIONS. THAT MEANS WORKING WITH CUSTOMERS TO DEVELOP INNOVATIVE, VALUE-ADDED PRODUCTS AND PROCESSES THAT MEET THEIR PARTICULAR REQUIREMENTS AND HELP THEM ACHIEVE THEIR GOALS.

EMPOWERING OUR PEOPLE

WHATEVER THE NATURE OF THE CHALLENGE -- MEETING THE CHANGING NEEDS OF OUR CUSTOMERS OR THE EXPECTATIONS OF OUR SHAREHOLDERS -- IT IS PASSIONATE, COMMITTED AND EMPOWERED PEOPLE THAT ULTIMATELY MAKE THE DIFFERENCE.

IT'S MISSION ACCOMPLISHED AT ALMA. Alcan completed the accelerated start-up of its state-of-the-art Alma, Quebec, Canada, smelter in September 2001. Literally hundreds of resourceful people contributed to the successful outcome, helping to meet and overcome the challenges that inevitably occur with any undertaking of this magnitude. With the smelter fully up and running, an on-going priority is to ensure that its 865 employees -- including 435 transferred from the old Isle-Maligne, Quebec, facility -- have the skills and training required to perform at peak effectiveness in their new, cutting-edge work environment. With an annual capacity of 400,000 tonnes, the facility is enhancing Alcan's competitiveness by delivering high-quality metal at costs that rank among the most competitive in the global industry. Its value-added output targets the automotive and power-transmission sectors.

AN EXCEPTIONALLY WELL-TRAINED AND HIGHLY MOTIVATED WORK FORCE IS CITED AS A KEY FACTOR IN THE REMARKABLE SUCCESS OF ALCAN'S EXTRUSION FACILITY AT DECIN IN THE CZECH REPUBLIC. The former algroup first acquired a majority interest in the plant back in 1990. Over the past decade, operations have been streamlined and the emphasis shifted from former Soviet-bloc countries to export markets in Western Europe -- focusing primarily on the industry sector. The fact that Decin captured the Czech Government's Export Achievement Award for 2001 attests to the success of this strategy. As well, substantial sums have been invested to update and expand the facility, which ranks among the best performing of all Alcan facilities in terms of EVA (Economic Value Added). However, it is the availability in and around Decin of highly qualified personnel -- who enthusiastically embrace an entrepreneurial approach to business -- which remains an essential ingredient of the plant's recipe for success.

[Photo: Petr Koneeny is a member of the well-trained, highly motivated workforce at Decin in the Czech Republic.]

[Large photo: Concerted effort of operations employees such as Guylaine Jean and Eric Dube were key to the successful start-up of the Alma smelter.]

ALCAN, ITS EMPLOYEES AND THEIR FAMILIES ARE ENTHUSIASTIC SUPPORTERS OF THE ALUMINUM CANS BUILD HABITAT FOR HUMANITY HOMES PROGRAM, WHICH HELPS PROVIDE HOUSING FOR FAMILIES IN NEED. Over the last few years, employees assisted with the construction of new homes for families in several U.S. communities -- Cleveland, Ohio; Denver, Colorado; and Logan, Kentucky -- as well as in countries such as Korea and Zambia. Among the events in 2001, 11 female volunteers from Alcan's U.S. facilities joined several hundred other women in a week-long blitz to construct five homes, one of which was sponsored by Alcan, in Denver as part of Habitat's special Women Building a Legacy initiative. In Korea, Alcan Taihan Aluminum Limited supplied cans of juice for thirsty volunteers, along with the requisite can-recycling containers, while employees pitched in on the house-builds with saws and hammers.

ALCAN HAS ADOPTED A NEW, INTEGRATED ENVIRONMENT, HEALTH AND SAFETY (EH&S) POLICY. An integrated approach to EH&S better reflects the 21st century world in which we operate and will help ensure that Alcan's initiatives in this vital area are in line with the best practices of other leading global enterprises. The new policy makes it clear that all employees share responsibility for EH&S. It also incorporates a new and important premise -- namely that focusing on EH&S performance is the hallmark of a company that can excel at creating value for all stakeholders.

ALCAN'S AMBITIOUS TARGET PROGRAM AIMS TO REDUCE GREENHOUSE GAS (GHG) EMISSIONS BY 500,000 TONNES ON A YEARLY BASIS BY 2004. Moving forward, Alcan has committed to establish rolling reduction objectives, taking into account changes in business conditions and production capacities. This recent initiative is in addition to a reduction in annual GHG emissions in the order of 2 million tonnes as compared to 1990. This was achieved even with increases in overall production capacities over the same period.

Additional information on these and other initiatives may be found in Alcan's comprehensive CORPORATE SUSTAINABILITY REPORT, available in the second quarter of 2002.

[Large photo: Mimi (right) and Stacey Sturgell, wife and daughter of Brian Sturgell, Alcan Executive Vice President, were among the team of women who pitched in to build this Alcan-sponsored home.]

[Photo: In health and safety, Alcan's ultimate goal is zero injuries and illnesses. We are determined to continuously improve our performance.]

ENSURING A BUSINESS APPROACH TO SUSTAINABILITY

ALCAN'S LONG-TERM SUSTAINABILITY AS A GLOBAL CORPORATION IS VERY MUCH A PART OF THE OVERALL VALUE EQUATION -- AND, HENCE, AN INTEGRAL ELEMENT OF OUR BUSINESS. WE ARE COMMITTED TO EXCEL IN ECONOMIC, ENVIRONMENTAL AND SOCIAL (INCLUDING HEALTH AND SAFETY) PRACTICES AND PERFORMANCE.

MANAGEMENT'S DISCUSSION AND ANALYSIS

UNDER VERY DIFFICULT MARKET CONDITIONS, THE COMPANY ACHIEVED ITS KEY OBJECTIVES, IMPROVED ITS FINANCIAL SITUATION, MOVED AHEAD OF TARGET ON THE MERGER SYNERGIES AND MADE DECISIONS THAT WILL IMPROVE ITS POSITION, MOVING FORWARD.

21    World Market Review
23    Merger with algroup and Results of Operations
26    Operating Segment Review
34    Geographic Review
35    Liquidity and Capital Resources
37    Environment, Health and Safety Matters
38    Risks and Uncertainties
40    Responsibility for the Annual Report, OECD Guidelines and Auditors' Report
41    Consolidated Financial Statements
44    Notes to Consolidated Financial Statements
68    Quarterly Financial Data
70    Eleven-Year Summary

WORLD MARKET REVIEW

PRIMARY ALUMINUM

Western World+ total consumption decreased by an estimated 6.3% in 2001, which represents the largest drop in more than 25 years. Demand fell in all regions except in Latin America. North American demand was very weak throughout the year, as confidence dipped amid fears of a recession and in light of the September 11 events. Overall, North American demand decreased by 13.3% during the year, a significant decline compared to the 0.7% growth rate in 2000. Asia experienced the second largest decline in consumption, down 5.3%, driven mainly by Japan and other export-oriented countries. In this region, consumer confidence reached its lowest level since 1977. Europe also witnessed a major slowdown, with a reduction in demand of 1.0%, which was far worse than anticipated. Latin America, by comparison, reported a growth of 3.4%, slightly lower than the previous year, but nonetheless healthier than all other regions. Western World consumption totalled about 26.9 million tonnes (Mt) in 2001, 19.0 Mt of which was primary metal, and the balance was recycled metal. Prior to 2001, and since 1982, demand for aluminum had grown at a compound annual growth rate of approximately 3%.

[GRAPH]

TOTAL ALUMINUM INVENTORIES AND INGOT PRICES

Total inventories (IAI*, LME and COMEX**)
Mt

97:   4149 3929 4060 3985
98:   3923 3762 3816 3997
99:   3931 3833 3967 4001
00:   3919 3612 3552 3488
01:   3734 3784 3872 3872

LME three-month price
US$/t

97:   1625 1610 1640 1602
98:   1484 1392 1344 1300
99:   1212 1332 1471 1535
00:   1652 1502 1587 1527
01:   1562 1511 1404 1337

 * International Aluminum Institute
** Inventories held by the New York Mercantile Exchange


[GRAPH]

Prices fell as surplus led to rising inventories.

WESTERN WORLD PRIMARY ALUMINUM SUPPLY AND DEMAND
Mt/y

Production plus imports from C.I.S.

97:   18497 18656 18756 19041
98:   19115 19016 19111 19289
99:   19386 19478 19639 19901
00:   19744 19688 19559 19805
01:   19666 19467 19108 19237

Shipments (seasonally adjusted)

97:   19496 18931 18549 19478
98:   19454 19010 19201 18610
99:   19560 19201 19385 19825
00:   20132 20646 20062 19862
01:   18908 18897 19072 19072

The surplus in 2001 almost equaled the deficit of 2000.

Western World primary aluminum production fell by 3.8% in 2001, to 16.7 Mt. Energy shortages were the major concern in 2001. Power constraints associated with low water levels forced producers in the U.S. Pacific Northwest, British Columbia (B.C.), Canada, and Brazil to idle large amounts of production capacity. At the end of 2001, virtually all of the 1.6 Mt in the U.S. Pacific Northwest was idled as was 0.3 Mt, or 23%, of Brazil's capacity. Though spot energy prices have declined sharply in the U.S. Pacific Northwest, most of the idle capacity will likely be restarted only when demand starts to grow. In Brazil, power restrictions in the north were lifted at the beginning of 2002, and all of the idled capacity in that region has been restarted. In the other regions of Brazil, some smelters are being restarted while others remain partly idle.

Imports from the former Eastern Bloc increased by approximately 12.5% to 2.7 Mt in 2001, due to much lower Chinese net imports of unwrought aluminum, partially offset by lower exports from the C.I.S.

+ Defined  as the  world  excluding  the  Commonwealth  of  Independent  States
  (C.I.S.), Eastern Europe and China.

In 2001, the reduction in consumption translated into a 6.2% negative growth in demand for primary aluminum, partly offset by a reduction in supply of 1.8%, resulting in an increase in inventories estimated at 446 thousand tonnes (kt).

During the year, inventories with aluminum producers, the London Metal Exchange
(LME) and COMEX increased to approximately 3.9 Mt, or the equivalent of approximately 10.7 weeks of consumption. For 2002, current expectations are that demand will increase slightly more than supply resulting in a smaller surplus for the year.

Ingot prices (LME three-month) were at $1,568 per tonne (/t) at the beginning of 2001, reaching a high of $1,650/t at the end of January, dropping to a low of $1,254/t in early November, and closing the year at $1,356/t. The average LME price of $1,454/t was 7.2% lower than the 2000 average of $1,567/t, which was in turn 12.9% higher than the 1999 average of $1,388/t.

WESTERN WORLD CONSUMPTION VS. ALCAN SALES

Alcan's total shipments grew to 4.3 Mt in 2001, an increase of 21.2% over the previous year, with ingot shipments rising 46%, and rolled and engineered product shipments increasing by 12%. Most of these increases result from the merger with Alusuisse Group Ltd (algroup) in October 2000, with 2000 including only one quarter's results for algroup, as well as the additional volume from the new Alma smelter in Quebec, Canada.

[GRAPH]

2001 WESTERN WORLD ALUMINUM CONSUMPTION BY END-USE MARKET

Containers and packaging                                 18%
Building and construction                                18%
Electrical                                                9%
Transportation                                           30%
Other                                                    25%

Transportation remains the largest and most promising market for aluminum.

Western World demand from the transportation sector fell by 8.5% to 7.9 Mt, its first decline since the 1990 recession. Nonetheless, it remains the largest and most promising market for aluminum. Light vehicle sales in the U.S. were at their second highest level ever, down only 1.3% from the 2000 record. But light vehicle production fell 10% as the Big 3 automakers slashed inventories and imports gained market share. Heavy truck and trailer production fell even more. Automobile sales were up slightly last year in Japan and little changed in Western Europe. Alcan's revenues from the transportation market increased by 112%, due in large measure to the merger with algroup. This market accounted for 9% of its total revenues.

Demand from the building and construction sector fell by 7%, to 4.9 Mt. While U.S. housing starts rose 2% last year, the industrial and commercial sectors were down sharply and, as with automobiles, de-stocking contributed to the decline. Shipments to this market were down in all regions. Alcan's revenues from building and construction decreased by 1%, accounting for 7% of the Company's revenues.

Consumption from the containers and packaging market was down 1% at 4.9 Mt. Canstock demand was stable in 2001, as growth in Europe, Asia and Latin America was offset by downgauging and substitution in North America. Other packaging, principally foil, was down due to declines in the U.S. and Asia. Alcan's revenues from the packaging and beverage can markets increased by 41%, mostly due to the merger with algroup, accounting for 41% of total revenues.

After a healthy performance in 2000, the electrical market had the sharpest rate of decline in 2001, down 9.7% to 2.3 Mt, again driven by sharp declines in the U.S. and Asia. Alcan's revenues from the electrical market decreased by 4%, accounting for 5% of total revenues.

Demand from other markets declined by 5.6% in 2001 to 6.9 Mt. This includes demand from the machinery and equipment market, which was down 5.7% to 2.5 Mt, as well as demand from the consumer durables market, which fell by 8.4% to 1.7 Mt. Alcan's revenues from these other markets, including aluminum ingot, increased by 41%, due mainly to the merger with algroup, accounting for 38% of the Company's revenues.

MERGER WITH ALGROUP

Alcan completed its merger with algroup in October 2000. The merger was recorded under the purchase method of accounting, in a transaction that valued algroup at $5.7 billion. This included the issue by the Company of 116.1 million shares, having a market value of $3.6 billion, and algroup's debt of $2.1 billion.

As of the fourth quarter of 2000, results from the operations of algroup have been included with the financial results of Alcan.

It is estimated that the merger will generate annual synergies of $200 million, with $160 million accruing in 2002. At the end of 2001, Alcan had realized about $50 million of synergies, with an annual run-rate of approximately $90 million. Total one-time disbursements, necessary to obtain these synergies and to be incurred by the end of 2002, are estimated at $90 million. By the end of 2001, $55 million had been disbursed.


RESULTS OF OPERATIONS

Alcan reported consolidated net income for 2001 of $5 million compared to $618 million in 2000 and $460 million in 1999.

The decrease in 2001 net income was attributable in large part to restructuring, impairment and other special charges accounted for in the fourth quarter and to lower average metal prices as compared to 2000. These unfavourable factors were offset in part by merger synergies and the inclusion of a full year of former algroup operations.

In 2000, operating results were higher than in the previous year due mainly to higher average metal prices, further improvements made under the Company's Full Business Potential (FBP) earnings improvement program, and the inclusion of algroup's results in the fourth quarter. They were offset in part by higher energy costs and the unfavourable effect of the time lag in fully passing on higher metal prices to customers.

Average metal prices in 2001 were approximately 7% lower than in 2000 and 5% higher than in 1999. In 2001, the average LME three-month price was $1,454/t compared to $1,567/t in 2000 and $1,388/t in 1999.

The results for 2001 included non-recurring charges of $533 million after tax. These charges consisted mainly of the loss on the disposal of operations in Jamaica of $90 million, charges related to the restructuring program announced on October 17, 2001, of $166 million, charges for the synergy program in relation to the merger with algroup of $37 million, impairment provisions in relation to certain assets and capitalized project costs of $88 million and increases to environmental reserves of $167 million. These charges were slightly offset by a favourable prior year's tax adjustment of $12 million.

In addition, there were favourable foreign currency translation gains of $51 million after tax during the year that originated from the revaluation of deferred taxes, and other net monetary liabilities mostly in Canada and in Australia.

In 2000, the results included a net non-operating charge of $3 million, after tax. This included mainly non-cash merger related charges of $25 million, rationalization charges of $30 million for the closure of Rogerstone Foil operations in the United Kingdom (U.K.) and of the village of Kemano, B.C. in Canada, offset by favourable prior years' tax adjustments of $57 million in Canada and in Germany.

In 1999, the results included a net non-operating gain of $88 million, after tax. It included gains on business disposals of $90 million, as well as a favourable tax adjustment of $31 million in Canada. These were offset in part by rationalization costs of $33 million.

[GRAPH]

ECONOMIC VALUE ADDED (EVA)
Excluding purchase accounting adjustments

millions of US$
US$/t
                                                          99            00         01
EVA                                                     -111           153          8
LME three-month price                                  1,388         1,567      1,454


EVA declined during 2001, reflecting a deterioration in economic conditions.

Economic Value Added (EVA) was $468 million negative in 2001, including the purchase accounting adjustments related to the algroup merger*. Excluding the purchase accounting adjustments to allow for a more meaningful comparison with prior years, EVA was $8 million positive in 2001. This compares to a positive $153 million in 2000 and a negative $111 million in 1999. The decrease in 2001 over 2000 was due in large part to the impact of lower metal prices and difficult economic conditions. The improvement in 2000 over 1999 was largely due to higher metal prices and to the progress made towards the Company's FBP program.

In light of challenging economic conditions in 2001, Alcan implemented a restructuring program aimed at safeguarding its competitiveness. This initiative is expected to have a positive impact of approximately $200 million on annual pre-tax earnings once fully implemented. The savings accruing in 2002 are estimated at $175 million. The measures being undertaken will result in a reduction of about 6% of the workforce, as well as some business consolidations. All of the business sectors are impacted and include locations in Europe, particularly the U.K. and Italy, in North and South America, and in Asia.

Also in the fourth quarter of 2001, Alcan recorded an impairment provision of $88 million on an after-tax basis in relation to certain assets and capitalized project costs. The largest single charge, at $28 million, relates to the specialty chemicals business in Europe where, in view of challenging market dynamics and a disadvantaged cost position, the Company has decided to exit the business and is proceeding to sell it.

The Company also recorded an after-tax charge of $167 million to increase its environmental reserves, mostly in relation to the spent potlining (SPL) material stored near its smelter facilities in Canada, and to the red mud disposal sites at its refineries in Canada and in the U.K. Following various technical studies to identify the best alternative to stockpiling SPL, the Company intends to initiate a treatment program. The liability recorded represents the Company's best estimate of the cost to eliminate the stored SPL over the next several years. With respect to the red mud disposal sites, the Company believes that it has become likely that they will have to be remediated at some point in the future. The charge recorded in 2001 represents the Company's best estimate of the cost of rehabilitation.

In 2001, Alcan adopted a new governing objective, to maximize shareholder value. This represents the logical extension to the previous objective of creating value. In order to achieve this objective, the Company has set up a comprehensive Maximizing Value initiative that will provide the framework and methodology for significantly increasing the value of the Company.

REVENUES

                                                      2001       2000       1999
                                                    ------      -----      -----
Sales and operating revenues
  (millions of US$)                                 12,626      9,148      7,324
Total aluminum volume(1) (kt)                        4,253      3,509      3,085
Average sales price realizations (US$/t)
   Ingot products                                    1,581      1,667      1,511
   Rolled products                                   2,385      2,455      2,209
                                                    ======     ======     ======


(1) Includes shipments of ingot products and rolled products, as well as aluminum used in engineered products and packaging.


Sales and operating revenues increased by 38% in 2001 to $12.6 billion, and by 72% relative to 1999. The increase in 2001 was attributable mainly to the inclusion of the former algroup results for the full year. Realizations for both ingot products and rolled products declined as compared to 2000, and volumes were impacted by the slowdown in the level of economic activity, particularly in North America and in Europe.

* Goodwill and asset revaluation, as well as related depreciation and amortization.

COSTS AND EXPENSES

Cost of sales and operating expenses increased by 41% in 2001, slightly higher than the increase in sales and operating revenues. The increase was primarily due to the inclusion of algroup for the full year, the increased volume of ingot purchases for the year, and to increased start-up and pre-operating expenses related to the new smelter in Alma, Quebec ($140 million in 2001 as compared to $73 million in 2000). As a percentage of sales and operating revenues, cost of sales and operating expenses slightly increased to 79%, compared to 78% in the two previous years.

(kt)                                                2001        2000        1999
----                                               -----       -----       -----
Purchases of aluminum
   Primary and secondary ingot                     1,215       1,033         714
   Scrap                                             558         572         538
   Fabricated products                                49          65          45
                                                   -----       -----       -----
                                                   1,822       1,670       1,297
                                                   =====       =====       =====

Purchases of primary ingot increased in 2001 mainly as a result of the metal trading activity of the former algroup, which was included only since the fourth quarter of 2000.

Depreciation expense was $820 million compared to $545 million in the previous year and $477 million in 1999. This increase reflected depreciation on the algroup assets, the Alma smelter, which reached its full capacity at the end of September 2001, the two rolling mills in Korea acquired in late 1999 and early 2000, and the major expansion of the Pindamonhangaba (Pinda) rolling mill in Brazil, which was completed in late 1999. These increases are offset in part by the impact of the sale of operations in Jamaica in May 2001.

Selling, administrative and general expenses, at $547 million, increased by 35% from the 2000 level of $405 million, with 2000 having increased by 8% compared to 1999. The increase in 2001 was due principally to the algroup merger. Expressed as a percentage of sales and operating revenues, these expenses fell to 4.3%, representing a 2% improvement over 2000 and a 15% improvement compared to 1999.

Research and development expenses were $135 million for 2001 compared to $81 million and $67 million in 2000 and 1999, respectively. Most of the increase is due to the integration of algroup and its significant research and development in the engineered products and packaging sectors. Alcan's research and development activities are closely aligned with the needs of its core businesses, principally bauxite and alumina, smelting, fabrication, and packaging. The Company continues to maintain a strong effort in developing sheet applications and technology for the automotive industry and is working closely with a number of automotive companies in this regard.

Other expenses (net of other income) were $110 million compared to $43 million in 2000 and net other income of $52 million in 1999. In 2001, other expenses (net of other income) included a $123-million loss on the disposal of the Jamaican operations. The 2000 figure included rationalization costs of $45 million as well as a non-recurring environmental provision of $14 million. Included in 1999 were business disposal gains of $110 million, net of rationalization costs of $55 million.

INTEREST COSTS

(millions of US$)                                       2001      2000      1999
-----------------                                       ----      ----      ----
Interest expense                                         254        78        76
Interest capitalized                                      30        81        41
                                                        ----      ----      ----
Total interest costs                                     284       159       117
Effective average interest rate (%)                      6.1       7.1       6.9
                                                        ====      ====      ====

Total interest costs rose to $284 million in 2001 due to the inclusion of algroup debt for a full year, and to the debt incurred to finance capital expenditures. In 2001, $30 million of interest was capitalized, compared to $81 million and $41 million in 2000 and 1999, respectively, relating mainly to the construction of the new smelter in Alma, Quebec. The effective average interest rate decreased substantially in 2001 reflecting lower short-term interest rates.

The Company does not expect to capitalize interest in 2002. The pre-tax interest expense coverage ratio, excluding special items, was 3.6 times in 2001, compared to 6.0 times in 2000 and 5.5 times in 1999.

INCOME TAXES

Income taxes of $42 million for 2001 represented an effective tax rate of 40%, compared to 29% in 2000 and 31% in 1999. This compares to a composite statutory tax rate of 40% in Canada. In 2001, the income tax provision included a non-cash gain of $26 million on the currency revaluation of deferred tax balances due to the weaker Canadian dollar during the year. This was offset by the impact of potential future tax benefits that were not recognized since their realization is not likely. In 2000, the difference between the statutory and the effective tax rate was due primarily to prior years' tax adjustments, investment and other allowances, the impact of reduced tax rates on accumulated deferred income taxes and a non-cash gain of $18 million on the currency revaluation of deferred tax balances. In 1999, the difference in the rates was due primarily to prior years' tax adjustments, reduced rate or tax exempt items, and investment and other allowances partially offset by a loss of $26 million for currency revaluation of deferred taxes.

[GRAPH:]

COSTS AND EXPENSES

millions of US$
                                                          97            98         99          00           01
Cost of sales and operating expenses                    6005          6076       5695        7113          9999
Research and development expenses                         72            70         67          81          135
Depreciation and amortization                            444           448        375         405          547
Interest                                                 101            92         76          78          254
Selling, administrative and general expenses             436           462        477         545          820
                                                       7,058         7,148      6,690       8,222       11,755

Despite a 7% drop in average LME prices during the year, cost of sales and operating expenses, as a percentage of sales and operating revenues, remained fairly stable at 79%, compared to 78% in the two prior years.

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

Following the merger with algroup in 2000, the operations were reorganized to create four operating segments. In addition to EVA, EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is a key financial performance measure for the operating segments. Additional operating segment information is presented in note 25 to the financial statements.

In 2002, the Company will be composed of six major operating segments: Bauxite, Alumina and Specialty Chemicals; Primary Metal; Rolled Products Americas and Asia; Rolled Products Europe; Engineered Products; and Packaging. This results from a restructuring that was announced in November 2001, in order to substantially raise Alcan's performance, strive to move closer to its markets and improve the Company's responsiveness.

PRIMARY METAL

(millions of US$)                                 2001         2000         1999
-----------------                                -----        -----        -----
Sales and operating revenues
   Third parties                                 3,000        2,123        1,689
   Intersegment                                  2,136        1,667        1,317
EBITDA                                           1,117          994          557
                                                 =====        =====        =====

The primary metal segment includes the Company's bauxite, alumina and specialty chemicals operations, the primary aluminum facilities, as well as the trading operations for alumina and aluminum.

EBITDA from this segment increased 12% from the 2000 level reflecting the positive impact from the inclusion of algroup's operations for a full year in 2001, and the synergies derived from the merger. The benefits obtained from the additional production at the Alma smelter and the ongoing FBP cost reduction programs were partially offset by lower realizations for alumina and aluminum products, lower production due to cutbacks in response to water shortages in Canada and in Brazil, and the increased costs associated with the start-up of the Alma smelter. In 2000, primary metal segment EBITDA increased compared to 1999 reflecting higher realized prices for alumina and aluminum, the positive impact from continued progress under the FBP program, and the inclusion of algroup's operations for the fourth quarter.

BAUXITE, ALUMINA AND SPECIALTY CHEMICALS

(millions of US$)                                     2001       2000       1999
-----------------                                    -----      -----      -----
Sales and operating revenues
  Third parties                                        477        470        413
  Intersegment                                         771        536        479
EBITDA                                                 301        265        118
                                                     -----      -----      -----
Alumina shipments -- third parties(1) (kt)           1,967        975      1,153
Production (kt)
  Alumina hydrate                                    4,625      3,941      3,991
                                                     =====      =====      =====


(1) Including shipments resulting from trading activities.


Bauxite, alumina and specialty chemicals EBITDA increased 14% compared to the prior year reflecting substantial cost reductions achieved throughout its operations. Operating performance includes the addition of the Gove, Australia, refinery for the full year (compared to only one quarter in the prior year) and the divestment of the Company's operations in Jamaica in May 2001.

EBITDA increased 125% in 2000 compared to 1999 due to higher realized prices for alumina and bauxite as well as the addition of algroup's Gove bauxite and alumina operation for the fourth quarter.

Average realized prices for alumina, which are largely linked to metal prices, decreased in 2001 as LME metal prices were 7% lower than in 2000. During 2001, spot prices for alumina also fell significantly from $425/t in mid-year 2000 to the current price of approximately $135/t, following smelter cutbacks in the U.S. Pacific Northwest, in Brazil and in Canada.

BAUXITE AND ALUMINA

Alumina hydrate production was 4.6 Mt in 2001, a 17% increase over 2000. A new production record was reached at the Gove refinery. Production costs decreased by 5% in 2001 compared to 2000, also setting a new record. Cost reductions resulted from merger and divestment activities, ongoing cost reduction efforts, synergies from the algroup merger and improved productivity.

The $105-million modernization program announced in December 1998 for the Company's alumina refinery in Jonquiere, Quebec, is nearing completion on schedule and within budget. The start-up has begun in many areas and is expected to reduce costs at the refinery by $22/t in 2002. The project will result in higher productivity, improved process efficiencies and better working conditions.

In the first quarter of 2001, the Company acquired the remaining 30% of the Gove alumina refinery and related bauxite mine at a cost of $379 million, subject to certain post-closing adjustments. As a result of this transaction, the Company now owns 100% of these assets. The refinery has a total annual capacity of 1.8 Mt of low-cost alumina. This investment will enable the Company to further reduce its average alumina cost, while giving it access to all of Gove's significant low-cost expansion potential.

On May 31, 2001, the Company completed the sale of its operations in Jamaica.

SPECIALTY CHEMICALS

Operating results for 2001 were 35% lower than in 2000. While the European business underwent a major restructuring, which resulted in a more streamlined organization and improved process efficiencies, worldwide operations were adversely impacted by the economic slowdown resulting in lower shipments and prices.

In 2001, the Company recorded an impairment charge of $40 million on a pre-tax basis for its operations in Burntisland, in the U.K. On January 22, 2002, Alcan announced its intention to sell this European business.

PRIMARY ALUMINUM

(millions of US$)                                     2001       2000       1999
-----------------                                    -----      -----      -----
Sales and operating revenues
  Third parties                                      2,523      1,653      1,276
  Intersegment                                       2,132      1,674      1,312
EBITDA                                                 816        729        439
                                                     -----      -----      -----
Shipments(1) (kt)
  Third parties                                      1,194        758        649
  Intersegment                                       1,217        932        892
Production of primary aluminum (kt)                  2,042      1,562      1,518
                                                     =====      =====      =====


(1) Shipments of primary aluminum, including those resulting from metal trading activities.


Primary aluminum EBITDA increased by 12% in 2001, reaching $816 million compared to $729 million in 2000 and $439 million in 1999. The main factors contributing to the increase were the addition of the former algroup's primary aluminum business for a full year, the additional volume from the Alma smelter, the benefits arising from lower operating costs, as well as the initial merger synergy savings. These positive elements were partially offset by lower ingot realizations, lower production at the smelters in Kitimat, B.C., Canada, and in Brazil due to energy shortages, as well as increased start-up costs for the new Alma smelter ($140 million in 2001 compared to $73 million in 2000). In the fourth quarter of 2001, additional initiatives were launched to significantly improve profitability in 2002.

In 2000, EBITDA was substantially higher than in 1999, due to improved ingot product realizations on third-party sales, which were 10% higher compared to 1999, the addition of the former algroup's primary aluminum business for the fourth quarter, and the FBP program improvements.


Early in 2001, rising energy costs triggered additional closures of smelter production in the U.S. Pacific Northwest. Shortages of energy in Brazil and in northern B.C., Canada, required cutbacks in production in these areas as well. Because of energy related issues, LME prices remained higher than might have been expected in a slowing world economy. The average realized price on third-party sales of primary ingot was $1,614/t in 2001 compared to $1,747/t in 2000 and $1,569/t in 1999.

Primary aluminum production increased by 31% in 2001 to 2,042 kt. Nine of the Company's fourteen smelters, excluding the new smelter in Alma, Quebec, achieved all-time record production in 2001. The positive contribution to production relating to the algroup merger and the commissioning of Alma more than offset the loss of production in B.C. and in Brazil.

The Alma smelter, with an annual capacity of 400 kt, became fully operational on September 30, 2001, producing approximately 270 kt during the year. The horizontal casters and the rod mill have been commissioned and ramp-up to full capacity in the casting area is underway. Alma is one of the lowest-cost smelters in the world and has low-cost expansion capability of a further 133 kt/y.

Alcan's average cost of production of primary aluminum, including alumina at market prices, was $1,214/t in 2001 compared to $1,233/t in 2000 and $1,184/t in 1999. Lower operating costs, resulting from FBP initiatives and favourable exchange rates, more than offset the higher cost of raw materials and energy prices, which increased for the second year in a row. The total metal production cost excludes special charges of $111/t in 2001 compared to $97/t in 2000 and $75/t in 1999. The increase in special charges in 2001 was attributable mainly to Alma pre-operating and start-up expenses, and to excess costs related to the Kitimat production cutback due to water shortages.

Almost all smelter production is in value-added form, such as sheet ingot, extrusion billet and foundry ingot, which costs more to produce than the remelt ingot sold on the LME. Despite the effect of the weakening U.S. economy throughout 2001, Alcan achieved record sales for value-added ingots, enabled principally by production increases at Alma, Quebec, and Sebree, Kentucky in the U.S. The Company's project to expand Sebree's billet capacity by 65 kt/y is underway and will be operational in early 2002.

A $66-million expansion project in the smelter at Soeral, Norway, was approved in 2001, extending each of the two potrooms by 40 pots, representing 33 kt/y of additional capacity. The project is currently ahead of schedule and is expected to be completed by September 2002. Alcan has a 50% share in Soeral.

A project to build the Candonga hydropower plant, with a total installed capacity of 140 megawatts, on the Doce River in Brazil was approved in 2001. Alcan participates equally in this project with CVRD (Companhia Vale do Rio
Doce). Construction began in July and the project is expected to last three years, with the first turbine in operation by November 2003. Alcan's share of the project cost is estimated at $48 million.

On February 8, 2002, the Company announced that it had concluded an agreement to purchase a 20% interest in the 243,000-tonne Aluminerie Alouette smelter located in Sept-Iles, Quebec, Canada, at a cost of approximately $165 million from the Societe generale de financement du Quebec. The transaction is subject to the approval of the Aluminerie Alouette owners in accordance with the requirements of the consortium agreement as well as applicable regulatory approvals and the completion of due diligence and corresponding final approval by the Company's Board of Directors. The transaction is expected to be completed on or about April 30, 2002.

FABRICATED PRODUCTS -- AMERICAS AND ASIA

(millions of US$)                                 2001         2000(1)      1999(1)
-----------------                                 ----        -----        -----
Sales and operating revenues
  Third parties                                  3,816        3,929        3,402
  Intersegment                                     173           82           80
EBITDA                                             325          296          349
                                                 -----        -----        -----
Total aluminum volume2 (kt)                      1,679        1,648        1,481
                                                 =====        =====        =====


(1) Includes Engineered Cast Products (ECP), which in 2001 is included in Fabricated Products -- Europe.

(2) Includes shipments of rolled products, conversion of customer-owned metal and aluminum used in engineered products.


Fabricated Products -- Americas and Asia focuses on providing high-quality sheet and light-gauge rolled products as well as rod, cable and wire, serving markets ranging from containers and packaging, building and construction, industrial, electrical, automotive and other transportation sectors.

In 2001, EBITDA improved to $325 million. This was due mainly to higher can sheet sales volume in South America and the continued implementation of significant cost reduction initiatives throughout this business segment. The decline in 2000 was attributable mainly to a squeeze in profit margins in North America and Asia, offset in part by an improvement in South America.

Highlights for 2001 also include record level shipments for this business segment. This achievement was led by a 20% increase in shipment volumes in South America, where Alcan is the sole regional can sheet producer. Growth in can demand also resulted in higher sales volumes through the Company's Asian assets as it benefited from a full year of production from both of the Korean rolling mills located in Ulsan and Yeongju. In North America, Alcan also experienced market share gains in 2001 in its industrial products and cable sectors and increased shipments in automotive sheet and light-gauge rolled products.

[GRAPH:]

TOTAL ALUMINUM VOLUME* AND PURCHASES


* Includes ingot and rolled products shipments, conversion of customer-owned metal as well as aluminum used in engineered products and packaging.


kt                                                        97            98         99          00           01
Total aluminum volume                                  2,828         2,941      3,085       3,509        4,253
Total purchases                                        1,254         1,227      1,297       1,670        1,822

As the increase in total aluminum volume exceeded the increase in primary aluminum production, total purchases increased during 2001 by 152 kt.

ROLLED PRODUCTS

                                                      2001       2000       1999
                                                     -----      -----      -----
Shipments (kt)                                       1,286      1,269      1,096
Conversion of
  customer-owned metal (kt)                            236        218        218
Total aluminum volume (kt)                           1,522      1,487      1,314
                                                     -----      -----      -----
EBITDA (millions of US$)                               296        261        307
Average price realizations1 (US$/t)                  2,359      2,401      2,239
                                                     =====      =====      =====


(1) Excluding conversion of customer-owned metal.


EBITDA from rolled products was $296 million in 2001, compared to $261 million in 2000 and $307 million in 1999. The improvement in 2001, mainly due to the can sheet volume increase in South America and significant cost reduction initiatives, was partially offset by higher energy prices, the unfavourable impact due to the time lag in fully passing higher raw material prices to customers, as well as losses associated with the integration and start-up of the Korean operations. As compared to 1999, although shipments and price realizations were higher in 2000, this was not sufficient to offset higher energy prices, the unfavourable impact due to the time lag in fully passing higher aluminum prices to customers, as well as losses from the Korean operations.

Alcan continued to solidify its leadership position in the rolled products' markets in North and South America. With a capacity expansion and modernization in Brazil and through its acquisitions in Korea, Alcan established a platform for profitable growth in both South American and Asian markets. As evidence of its global leadership position, Alcan is the only producer with operations in North America, South America, Asia and Europe capable of regional production to serve the highly technical can sheet market.

In 2001, the rolled products business within the Americas and Asia achieved record shipment levels amid declining market conditions and increased competition across all product lines.

Alcan's North American can sheet shipments continued to represent the major portion of the rolled products volume. Although this market declined slightly in 2001 as compared to 2000, Alcan continued to focus on differentiating quality and service to its customers along with new product initiatives.

Industrial products markets were lower by approximately 25%. However, Alcan was able to grow its market share in this environment, primarily through increased sales in the distribution sector. Alcan now has an enviable supply position with this important sector and has been able to expand its product offering as a result of the algroup merger. Light gauge was also able to expand its product offering with the introduction of several new products in 2001.

Alcan's North American automotive sheet sales also rose in 2001 compared to 2000. Shipments were strong as North American automotive demand increased in response to financing incentives offered by the automakers in an effort to boost vehicle sales. Although shipment volume levels to this market are minor portions of the Company's overall shipments, it remains a strong growth market for Alcan.

In South America, Alcan achieved record sales levels through its Brazilian operations. Shipments of rolled products in the region grew by 20% in 2001 compared to 2000, as the Company's expanded and modernized rolling mill in Pinda enjoyed its second full year of production.

Alcan is currently the only company capable of producing can sheet in South America and is, therefore, well positioned to benefit from the rapid demand growth currently being experienced in this region of the world.

In Asia, shipments of rolled products increased by 13% as compared to 2000, in spite of severely depressed markets throughout the region. This increase was due primarily to the first full year of production at the Ulsan, Korea, rolling mill that was acquired in May 2000.

RECYCLING ACTIVITIES

As a world leader in recycling, Alcan's aluminum can recycling operations in the U.S. recycled 22.3 billion used beverage cans (UBCs) at its facilities in Oswego, New York; Berea, Kentucky; and Greensboro, Georgia. This represents an estimated 40% of the aluminum beverage cans recycled in the U.S. in 2001. At Berea, already the largest UBC recycling facility in the world, production increased by nearly 20% as a result of improved manufacturing efficiencies. Manufacturing modifications were also made to the Greensboro facility, expanding its recycling capabilities.

In South America, Alcan has a state-of-the-art recycling operation at its rolling mill in Pinda, Brazil. The Company recycles and processes 29% of all of the aluminum cans recycled in Brazil, and along with metal received from a third-party recycler, utilizes 50% of the UBCs recycled in that country to produce can stock. As such, it is well positioned to keep pace with the increase in recycling activities as the significant growth in demand for beverage cans continues in South America.

ENGINEERED PRODUCTS

                                                    2001        2000(1)     1999(1)
                                                    ----       -----       -----
Aluminum used in engineered
  products (kt)                                      157         161         167
Sales and operating
  revenues (millions of US$)                         501         538         494
EBITDA (millions of US$)                              29          35          42
                                                     ===         ===         ===

(1) Includes Engineered Cast Products (ECP), which in 2001 is included in Fabricated Products - Europe.


Engineered products is comprised mainly of Alcan's North American cable business, where EBITDA declined in 2001 compared to 2000, mainly as a result of weakening prices. North American cable markets were affected by the economic downturn that exacerbated an already competitive marketplace.

These factors notwithstanding, shipments of cable products in 2001 remained fairly consistent with 2000 levels, as Alcan was able to gain market share in key product segments and, therefore, is well positioned for 2002.

FABRICATED PRODUCTS -- EUROPE

(millions of US$)                                 2001(1)      2000         1999
-----------------                                -----        -----        -----
Sales and operating revenues
   Third parties                                 2,919        1,854        1,524
   Intersegment                                    231          289          268
EBITDA                                             159          164          144
                                                 -----        -----        -----
Total aluminum volume2 (kt)                        852          712          620
                                                 =====        =====        =====

(1) Includes Engineered Cast Products (ECP), which was included in Fabricated Products -- Americas and Asia in 2000 and 1999.

(2) Includes shipments of rolled products, conversion of customer-owned metal and aluminum used in engineered products.


Alcan has a leading position and a significant presence in rolled and engineered products serving the packaging, mass transportation, automotive, building, display, facades and other industrial markets.

Sales increased by 57% to $2.9 billion due to the inclusion of algroup's results for the full year. However, EBITDA slightly decreased from $164 million to $159 million largely due to the economic downturn in the second half of 2001. The increase in EBITDA in 2000 compared to 1999 resulted mainly from the inclusion of algroup's operations in the fourth quarter of 2000.

ROLLED PRODUCTS

                                                      2001       2000       1999
                                                      ----       ----       ----
Shipments (kt)                                         651        586        513
Conversion of
  customer-owned metal (kt)                            108        110         97
Total aluminum volume (kt)                             759        696        610
                                                     -----      -----      -----
EBITDA (millions of US$)                                83        144        142
Average price realizations1 (US$/t)                  2,448      2,571      2,145
                                                     =====      =====      =====


(1) Excluding conversion of customer-owned metal.


EBITDA fell from $144 million in 2000 to $83 million in 2001, due mainly to the economic downturn in the second half of the year. The strength of the pound sterling against other European currencies continued to have a negative impact on the U.K.-based operations. Restructuring plans and cost reduction initiatives were launched in response to market conditions and to improve Alcan's longer term competitive position. EBITDA was higher in 2000 compared to 1999, with an increase in shipment volumes and price realizations offset mainly by the strength of the pound sterling against other European currencies.

Rolled products volume in Europe increased by 9% compared to 2000, mainly due to the addition of algroup's operations for a full year.

Market conditions for surface finished products were poor particularly in the building sector. The distribution market was also very weak, with sales dropping by 8%, following weak end-user demand and customer de-stocking.

The industrial plate market was strong in the first half but deteriorated in the second half of the year, for an overall decline of 3% as compared to 2000.

The European beverage can market grew by 5.9%, while aluminum sales in this market grew by 8.7% with good growth in Eastern Europe. The Company's sales increased by 13% compared to 2000, achieving record levels.

Alcan's lithographic sheet sales were at 2000 levels despite the market falling by 4%, due mainly to the decline of advertising print demand in the second half of the year.

Demand for aluminum automotive sheet continues to be strong. The Company's sales were 10% higher than last year, which was the previous best.

The $35-million continuous casting project in Pieve, Italy, was fully commissioned and operational in early 2001. The investment is improving customer service, working capital and cost efficiency in the surface finished products sector.

Following the merger with algroup, Alcan completed the undertakings required by the European Commission, which for rolled products in Europe was the divestment of the lithographic sheet business at Bridgnorth in the U.K.

ENGINEERED PRODUCTS

                                                  2001(1)      2000         1999
                                                 -----         ----         ----
Aluminum used in engineered
  products (kt)                                     93           16           10
Sales and operating
  revenues (millions of US$)                     1,183          188           58
EBITDA (millions of US$)                            76           20            2
                                                 =====          ===           ==


(1) Includes Engineered Cast Products (ECP), which was included in Fabricated Products - Americas and Asia in 2000 and 1999.


EBITDA increased from $20 million to $76 million in 2001, which was mainly due to the inclusion of algroup for the full year but also helped by good growth in the first half of the year and the weakness of the euro. Most of the 2000 increase, as compared to 1999, was due to the addition of algroup's operations for the fourth quarter.

Overall car production in Europe increased by 1% but fell by around 1% in North America. A number of new models utilizing aluminum parts were launched in 2001, which contributed to the continued increased market share for aluminum. Sales of the Company's structural parts, including bumper systems, extrusions and high-pressure die cast structural parts, continued to grow.

Alcan's mass transportation systems showed a sharp increase of orders in 2001, and the sales volume reached a record level. This positive result is due to the strong growth of the number of new projects in the public transportation sector, mainly involving new high-speed trains, metro trams and light-rail systems.

The use of composites in transport and industrial applications continued to grow, particularly in the wind-power generation market, where the Company is a leading supplier. Following the economic downturn, the display sector deteriorated, particularly in the U.S.

The volume of Alcan's extrusions, mainly destined for specialist sectors, declined by 2%, slightly outperforming the European market trend.

PACKAGING

                                                    2001        2000        1999
                                                    ----        ----        ----
Aluminum used in packaging (kt)                      303         175         125
Sales and operating
  revenues (millions of US$)                       2,861       1,216         681
EBITDA (millions of US$)                             352          73          43
                                                   =====       =====         ===

Alcan's packaging segment is focused on serving specific end-use markets: food, pharmaceutical, tobacco, cosmetics and some technical applications. It is one of the world's largest businesses in its field.

Sales revenues from packaging businesses increased by 135% compared to the year earlier. EBITDA for 2001 was $352 million, which represents an increase of 382% over 2000. The most significant factor in these increases was the full year effect on results of the merger of the Alcan and algroup businesses.

Margins for the segment as a whole have improved despite intense price pressures in many of the markets and the general decline in the global economy during the year. The main factors contributing to an EBITDA increase since the merger have been a continued focus on a low-cost, high-service business model. Alcan has also reinforced its dedicated plant concept in the two new tobacco carton operations commissioned in 2001.

Integration activities, following the merger with algroup in October 2000, have benefited all areas of the business and are proceeding ahead of schedule. For example, significant progress has been made on restructuring the European foil business, product re-routings, technology transfer and savings in information technology costs.

As required by the European Commission, Alcan has disposed of part of its European smooth-wall container capacity, but nevertheless this market area remains a key strategic product for its business.

The food packaging businesses in Europe and in North America continued to experience margin pressures during the year. This is partly the result of declining general economic conditions, but is also impacted by a consolidating customer base, increasing the pressure on suppliers through centralized purchasing. Nevertheless, Alcan is well positioned in this market and is committed to improving its position through innovation, a continual focus on cost reductions throughout the business, and investment in value maximizing opportunities. To address the margin pressure, Alcan has stepped up its industrial optimization process by dedicating plants and processes, realigning operations and by investing in the most modern equipment to reduce costs. The majority of new capital is directed towards replacement and upgrades rather than increasing capacity.

Pharmaceutical markets continued to grow at greater rates than most other packaging end-uses. This market has shown itself to be more resilient to fluctuation in general economic conditions, as consumers do not generally regard the products as discretionary purchases. Alcan's global orientation and strong reputation for quality and consistency are invaluable tools in growing this market further in the future.

To the markets of cosmetics and personal care, Alcan supplies a wide range of products including plastic bottles, aluminum aerosol cans, glass tubing, folding cartons, flexible packaging, contract packaging, caps and closures. Following a strong start to the year, market demand declined as the year progressed, in line with the weaker global environment. However, parts of the business successfully grew ahead of market rates, as Alcan gained benefits from rapid concept-to-market capabilities and global presence.

As expected, there was no significant growth in the world tobacco market in 2001. Also, legislative changes have affected European volumes due to the resulting de-stocking by major tobacco companies. Despite these conditions, Alcan has increased sales of tobacco cartons by 8% as it demonstrates its commitment to make the necessary investments to support customer needs. In the fourth quarter of 2001, Alcan commissioned two new tobacco carton facilities in Richmond, Virginia in the U.S., and in Almaty, Kazakhstan.

Alcan announced the sale of the Pharmatech business (stoppers and seals) in December, as well as the planned sale of the molded glass operations. These businesses are in areas in which Alcan has been disadvantaged from a competitive position and which did not offer value creation opportunities within its portfolio.

Construction began on a new contract packaging and specialty carton operation in Pennsylvania in the U.S., which is expected to be commissioned early in 2002. This will build on the strong position that has been established through the success of Alcan's two existing operations in this field in North America.

Alcan's packaging revenues(1) can be broken down as follows:

BY MARKET                                                  %
Food                                                      43
Pharmaceutical                                            18
Tobacco                                                   12
Cosmetics                                                  8
Other                                                     19
                                                        ----
                                                        100%

BY TYPE OF INPUT                                           %
Plastic and paper                                         41
Aluminum                                                  40
Paperboard                                                 9
Glass                                                      8
Steel                                                      2
                                                        ----
                                                        100%

BY REGION                                                  %
Europe                                                    56
North America                                             36
South America                                              4
Asia                                                       4
                                                        ----
                                                        100%

(1) Based on 2000 data.


GEOGRAPHIC REVIEW

Net income (millions of US$)                         2001(1)          2001       2000        1999
----------------------------                           -----          ----       ----        ----
Canada                                                   146           (54)       295         111
United States                                            160           137        155         178
Brazil                                                    31            29         34           5
United Kingdom                                            24          (139)        10          18
Germany                                                   16            19         43          30
Switzerland                                               (3)          (14)         1           3
Other Europe                                              38            (4)        25          13
Australia                                                 88            87         59          36
Asia                                                     (26)          (30)       (22)         46
Other                                                     64           (26)        18          20
                                                         ---           ---        ---         ---
Net income                                               538             5        618         460
                                                         ===           ===        ===         ===

(1) Adjusted to remove the non-recurring charges of $533 million.

The review is based on 2001 adjusted for the removal of the non-recurring charges of $533 million.

In Canada, the decrease in net income as compared to the previous year was mainly due to lower aluminum prices, higher interest costs, the absence of favourable tax adjustments recorded in 2000, and higher Alma pre-operating and start-up expenses, partially offset by the favourable impact on costs of the lower Canadian dollar and the absence of rationalization costs incurred in 2000. The 2000 increase in net income compared to 1999 resulted mainly from higher aluminum prices, favourable tax adjustments and lower rationalization costs.

In the U.S., net income was slightly higher than in 2000 due principally to the inclusion of algroup's packaging operations for the whole year. Also, the results for 2000 included a non-recurring environmental charge. Net income for 2000 was lower than in 1999 due mainly to higher energy costs, the time lag in passing metal prices to customers, lower shipments, a non-recurring environmental provision and a less favourable sales product mix, partially offset by higher earnings from smelting.

In Brazil, net income was slightly lower than in 2000 due to lower ingot realizations, partially offset by higher rolled product shipments. Compared to 1999, the improvement in net income for 2000 was attributable mainly to higher rolled product shipments and lower production costs.

In the U.K., the increase in net income for 2001 was due primarily to the absence of rationalization charges of $18 million associated with the closure of the foil operations at Rogerstone that were recorded in 2000, increased earnings from smelting because of higher production resulting from the restart of idled capacity at the Lynemouth smelter and the inclusion of algroup's packaging operations for the full year. These favourable elements were offset in part by lower earnings from the rolled products business and the continued negative impact of the strength of the pound sterling against other European currencies. The decline in net income in 2000 as compared to 1999 was due mainly to rationalization charges and the strength of the pound sterling, offset partly by higher ingot realizations and the restart of idled capacity at the Lynemouth smelter during the year.


In Germany, the decrease in net income for 2001 was caused mainly by lower earnings from the rolled products operations resulting from the economic downturn in the second half of the year and 2000 including a favourable income tax adjustment. Partly offsetting these factors were higher earnings from packaging due to the inclusion of algroup's packaging operations for the whole year. Net income for 2000 was higher than in 1999 due in most part to a favourable tax adjustment.

Other Europe is comprised principally of rolled products and packaging operations in Italy, anodes operations in the Netherlands and smelters in Iceland and in Norway. Net income was higher in 2001 mainly due to the inclusion of algroup's operations for the whole year, offset partly by weaker results at the rolled products operations in Italy.

In Australia, net income for 2001 was higher than in 2000 due to the inclusion of the Gove bauxite and alumina operations for the full year. Net income for 2000 was higher than in 1999 due mainly to higher alumina prices, the addition of Gove in the fourth quarter and lower bauxite costs arising from the agreement with Comalco.

In Asia, the loss for 2001, incurred mostly by the rolled products operations in Korea, was little changed from 2000. The decline in 2000 net income compared to 1999 resulted primarily from the absence of a $37-million gain on disposal of shares in Nippon Light Metal Company, Ltd. (NLM) recorded in 1999 and from the losses in Korea.

Activities in other areas include bauxite mining operations in Guinea and Ghana, and trading, shipping and insurance activities in Bermuda. The bauxite and alumina operations in Jamaica were sold in May 2001. "Other" also includes the deferral or realization of profits on intersegment sales of aluminum. The increase in net income for 2001 was mainly due to the realization of previously deferred profits, as aluminum prices and inventories declined during the year.

LIQUIDITY AND CAPITAL RESOURCES

OPERATING ACTIVITIES

Cash generation, calculated by taking the net income for the year and adding back depreciation, amortization and deferred income taxes, was $746 million compared to $1.2 billion in 2000 and $1 billion in 1999. The decline in 2001 mainly reflected lower net income as a result of non-recurring cash charges and decreased metal prices, and was partially offset by the inclusion of algroup's results for a full year. The improvement in 2000 as compared to 1999 was due to higher metal prices and the inclusion of algroup for the fourth quarter.

Net operating working capital decreased by $139 million in 2001 compared to an increase of $223 million in 2000 and a decline of $239 million in 1999. The decrease in 2001 is due to reductions in receivables and inventories (29 kt) reflecting an ongoing focus on working capital management, offset partly by a decrease in payables. The increase in 2000 was due mainly to a refinancing of trade payables by short-term borrowings in Korea, as well as a decrease in payables related to the Alma smelter in Quebec.

INVESTMENT ACTIVITIES

Capital investment in the year was $1.5 billion, as compared to $1.7 billion and $1.3 billion in 2000 and 1999, respectively. Capital investments in 2001 included about $250 million related to the Alma smelter project, as compared to about $850 million in 2000 and $660 million in 1999. Now that major investments are completed, including the Alma smelter and the expansion at the Pinda rolling mill, the Company's objective is to incur a level of capital expenditures below the annual depreciation expense, which is expected to be about $840 million in 2002.

In the first quarter of 2001, the Company acquired the remaining 30% of the Gove alumina refinery and related bauxite mine at a cost of $379 million, subject to certain post-closing adjustments. As a result of this transaction, the Company now owns 100% of these assets.

The Company realized about $224 million from asset disposals during 2001. In May, it completed the sale of its operations in Jamaica. Alcan also sold some assets in Europe as part of the divestment requirements imposed by the European Commission, as a condition to its approval of the merger between Alcan and algroup in October 2000.

[GRAPH]

CASH FLOWS

millions of US$                                             97          98         99          00          01
Sales of assets and investments                             54         221        460         184         239
Cash from operating activities                             719         739      1,182       1,066       1,387
Dividends paid                                             149         148        148         157         202
Capital investments                                        641         877      1,298       1,735       1,514

Despite lower profitability, cash from operating activities increased by $321 million in 2001, reflecting a significant decrease in operating working capital.

FINANCING ACTIVITIES

Total debt was reduced by $517 million to $4.1 billion at the end of 2001, from $4.6 billion at the end of 2000.

In January 2001, the CHF150-million 6.75% bonds were redeemed at par. The $60-million Caribbean Basin Projects Financing Authority loan was also repaid in May 2001.

During 2001, the Company extended the average life of its debt through the issuance of new long-term debt. In March 2001, Alcan issued $400 million of 6.45% debentures due 2011 and $400 million of 7.25% debentures due 2031. In April 2001, the Company issued euro 600 million of 5.5% euro notes due 2006. Proceeds from these issues were used to repay commercial paper, bank debt and for general corporate purposes.

On January 15, 2002, the Company redeemed all of its outstanding 8.875% $150-million debentures due on January 15, 2022. The redemption was at a price of 104.15%. A loss of approximately $6 million will be recorded in the first quarter of 2002. The redemption was financed by commercial paper borrowings.

In December 2001, Alcan sold $330 million of receivables with limited recourse. Net cash proceeds of $300 million from the sale were used to repay commercial paper borrowings. The Company acts as a service agent and administers the receivables sold.

During 2001, the Company did not purchase for cancellation any of its common shares. At the end of 2001, 320.9 million shares were outstanding as compared to
317.9 million at the end of 2000. To complete the acquisition of the remaining shares of algroup, the Company issued 0.7 million of its common shares.

[GRAPH:]

TOTAL BORROWINGS AND EQUITY
At year-end

millions of US$
ratio

                                                          97            98         99          00           01
Total borrowings                                       1,515         1,789      1,489       4,608        4,091
Equity (includes minority interests
  and preference shares)                               5,117         5,629      5,748       9,271        8,923
Ratio of total borrowings to equity                    23:77         24:76      21:79       33:67        32:68

Total borrowings declined by $517 million during 2001, resulting in an improved debt/equity ratio.

The debt-to-equity ratio improved slightly to 32:68 at the end of 2001 compared to 33:67 at the end of 2000.

Cash reserves totalled $119 million at the end of 2001 compared to $261 million at the end of 2000. Alcan has committed credit facilities totalling $2 billion. In addition to the balance available under these facilities, the Company's investment grade rating continues to provide Alcan with access to global capital markets through the issuance of commercial paper, debt and equity instruments.

The quarterly common share dividend remained at 15 cents per common share in 2001. Total dividends paid (common and preferred) to shareholders were $200 million in 2001 compared to $155 million in 2000.

The Company expects that cash generation from operations, combined with the above resources, will be more than sufficient to meet the cash requirements of operations, planned capital expenditures and dividends. In addition, the Company considers that its ability to access capital markets should provide any additional liquidity that may be required to meet unforeseen events.

ENVIRONMENT, HEALTH AND SAFETY MATTERS

In 2001, Alcan renewed its commitment to Environment, Health and Safety (EH&S) by producing an updated and integrated EH&S policy and instituting an EH&S Committee of the Board of Directors (replacing the previous Environment Committee).

Key features of the new EH&S policy are the integration of environment with health and safety, the ongoing focus on continual improvement and positioning of EH&S as an opportunity to increase value for our stakeholders.

Underlying Alcan's EH&S commitments is a clear approach to EH&S management systems, dedicated professionals, and ongoing employee involvement. Alcan is also committed to making the most of the inherent environmental value of aluminum and other materials in every stage of its products' lifecycles.

Alcan believes that its existing and planned EH&S measures allow it to exceed statutory and regulatory demands while improving its competitive position and efficiency. Alcan's capital expenditures to protect the environment and improve working conditions at the smelters and other locations were $65 million in 2001. Similar expenditures for 2002 and 2003 are projected to be $85 million and $110 million, respectively. In addition, expenditures charged against income for environmental protection were $335 million in 2001, including the increase in the Company's environmental reserves for the spent potlining treatment and the red mud disposal site remediation. These reserves are expected to be spent over a period of several years. Expenditures charged against income for environmental protection are expected to be $120 million in 2002 and $110 million in 2003.

RISKS AND UNCERTAINTIES

For further details, refer to notes 19, 20 and 21 of the financial statements.

RISK MANAGEMENT

As a multinational company, which is to a large degree engaged in a commodity-related business, Alcan's financial performance is heavily influenced by fluctuations in metal prices and exchange rates. In order to reduce the associated risks, the Company uses a variety of financial instruments and commodity contracts. All risk management activities are governed by clearly defined policies and management controls. Transactions in financial instruments for which there is no underlying exposure to the Company are prohibited, except for a small metal trading portfolio not exceeding 10,000 tonnes.

The decision whether and when to commence a hedge, along with the duration of the hedge, can vary from period to period depending on market conditions and the relative costs of various hedging instruments. The duration of a hedge is always linked to the timing of the underlying transaction, with the connection between the two being constantly monitored to ensure effectiveness.

FOREIGN CURRENCY EXCHANGE

Exchange rate movements, particularly between the Canadian dollar and the U.S. dollar, have an impact on Alcan's results. For example, on an annual basis, each US$0.01 permanent change in the value of the Canadian dollar has an after-tax impact of approximately $12 million on the Company's long-term profitability. Alcan benefits from a weakening in the Canadian dollar, but, conversely, is disadvantaged if it strengthens.

In 1999, the Company revised its currency risk management strategy for its ongoing Canadian dollar operating cost exposure. The Company used to hedge a portion of such ongoing Canadian dollar requirements for future periods up to a maximum of three years. This deferred the impact of changes in exchange rate, without adding value over the longer term. The Company ceased hedging these exposures, thus eliminating the cost of hedging instruments and program administration. This change in approach did not affect the Company's hedging of its Canadian dollar capital commitments for the construction of the new smelter at Alma, Quebec.

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

The Company's deferred income tax liability in Canada and the net monetary liabilities for the operations in Canada and Australia are translated into U.S. dollars at current rates, and the resultant exchange gains or losses are included in income. A US$0.01 movement in the value of the Canadian dollar has an after-tax impact of approximately $16 million. A US$0.01 movement in the value of the Australian dollar has an after-tax impact of approximately $4 million. A decrease in the Canadian and Australian dollar represents a favourable effect, whereas an increase results in an unfavourable impact.

ALUMINUM PRICES

Depending on market conditions and logistical considerations, Alcan may sell primary aluminum to third parties and may purchase primary aluminum and secondary aluminum, including scrap on the open market to meet the requirements of its fabricating businesses. In addition, depending on pricing arrangements with fabricated products customers, Alcan may hedge some of its purchased metal supply in support of those sales.

Through the use of forward purchase and sale contracts and options, Alcan seeks to limit the impact of lower metal prices, while retaining the ability to benefit from higher prices.

Alcan estimates that, on an annual basis, each $100 per tonne change in the price of aluminum has an after-tax impact of approximately $130 million on the Company's profitability.

OTHER

In 1997, as part of the claim settlement arrangements related to the British Columbia Government's cancellation of the Kemano Completion Project, Alcan received the right to transfer a portion of a power supply contract with BC Hydro to a third party. Alcan sold the right to supply this portion to Enron Power Marketing Inc. (EPMI), a subsidiary of Enron Corporation (Enron), for cash consideration. In order to obtain the consent of BC Hydro to this sale, Alcan was required to retain residual liability for EPMI's obligations arising from the supply contract, including in the event that EPMI became unable to perform. This contingent liability is subject to a maximum aggregate amount of $100 million, with mitigation and subrogation rights. On December 2, 2001, EPMI and Enron filed for protection under Chapter 11 of the U.S. Bankruptcy Code. The Company is unable to estimate reasonably the amount of the contingent loss, if any, after mitigation, which might arise in respect of this matter.

OUTLOOK

Alcan has started providing earnings guidance in 2001. For the full year, the Company expects business conditions to be challenging for at least the first six months. Based upon a LME three-month aluminum price of approximately $1,380 per tonne, the Company expects that net income per share (excluding non-recurring items, foreign currency translation effects and goodwill amortization) would be between $1.70 and $2.10 for 2002.

CAUTIONARY STATEMENT

Statements made in this report that describe the Company's or management's objectives, projections, estimates, expectations or predictions of the future may be "forward-looking statements" within the meaning of securities laws, which can be identified by the use of forward-looking terminology such as "believes", "expects", "may", "will", "should", "estimates", "anticipates" or the negative thereof or other variations thereon. The Company cautions that, by their nature, forward-looking statements involve risk and uncertainty and that the Company's actual actions or results could differ materially from those expressed or implied in such forward-looking statements or could affect the extent to which a particular projection is realized. Important factors that could cause such differences include global supply and demand conditions for aluminum and other products, aluminum ingot prices and changes in raw materials' costs and availability, changes in the relative value of various currencies, cyclical demand and pricing within the principal markets for the Company's products, changes in government regulations, particularly those affecting environmental, health or safety compliance, economic developments, relationships with and financial and operating conditions of customers and suppliers, the effects of integrating acquired businesses and the ability to attain expected benefits and other factors within the countries in which the Company operates or sells its products and other factors relating to the Company's ongoing operations including, but not limited to, litigation, labour negotiations and fiscal regimes.

RESPONSIBILITY FOR THE ANNUAL REPORT

Alcan's management is responsible for the preparation, integrity and fair presentation of the financial statements and other information in the Annual Report. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include, where appropriate, estimates based on the best judgement of management. A reconciliation with generally accepted accounting principles in the United States is also presented. Financial and operating data elsewhere in the Annual Report are consistent with that contained in the accompanying financial statements.

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

The financial statements have been reviewed by the Audit Committee and, together with the other required information in this Annual Report, approved by the Board of Directors. In addition, the financial statements have been audited by PricewaterhouseCoopers LLP, whose report is provided on the right.



/s/ Travis Engen                                  /s/ Geoffery E. Merszei
-----------------------                           -----------------------
Chief Executive Officer                           Chief Financial Officer

February 7, 2002

OECD GUIDELINES

The Organization for Economic Cooperation and Development (OECD), which consists of 30 industrialized countries including Canada, has established guidelines setting out an acceptable framework of reciprocal rights and responsibilities between multinational enterprises and host governments. Alcan supports and complies with the OECD guidelines and has a Code of Conduct, which is consistent with them.

AUDITORS' REPORT

TO THE SHAREHOLDERS OF ALCAN INC.

We have audited the consolidated balance sheets of Alcan Inc. as at December 31, 2001, 2000 and 1999 and the consolidated statements of income, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001, 2000 and 1999 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2001 in accordance with Canadian generally accepted accounting principles.


/s/ PricewaterhouseCoopers LLP                              Montreal, Canada
------------------------------                              February 8, 2002
Chartered Accountants

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF INCOME (in millions of US$, except per share amounts)

Year ended December 31                            2001        2000       1999
----------------------                          -------     -------    --------
SALES AND OPERATING REVENUES                    $ 12,626    $  9,148   $  7,324
                                                --------    --------   --------
COSTS AND EXPENSES
Cost of sales and operating expenses               9,999       7,113      5,695
Depreciation and amortization (note 2)               820         545        477
Selling, administrative
 and general expenses                                547         405        375
Research and development expenses                    135          81         67
Interest                                             254          78         76
Restructuring, impairment and
 other special charges (note 7)                      657          --         --
Other (income) expenses --
 net (notes 7, 12 and 13)                            110          43        (52)
                                                --------    --------   --------
                                                  12,522       8,265      6,638
                                                --------    --------   --------
Income before income taxes
 and other items                                     104         883        686
Income taxes (note 8)                                 42         254        211
                                                --------    --------   --------
Income before other items                             62         629        475
Equity income (loss)                                   3           4         (1)
Minority interests                                    13           1        (14)
                                                --------    --------   --------
NET INCOME BEFORE AMORTIZATION
 OF GOODWILL                                    $     78    $    634   $    460
Amortization of goodwill (note 2)                     73          16         --
                                                --------    --------   --------
NET INCOME                                      $      5    $    618   $    460
Dividends on preference shares                         8          10          9
                                                --------    --------   --------
NET INCOME (LOSS) ATTRIBUTABLE
 TO COMMON SHAREHOLDERS                         $     (3)   $    608   $    451

NET INCOME PER COMMON SHARE BEFORE
 AMORTIZATION OF GOODWILL
   (BASIC AND DILUTED)                          $   0.22    $   2.50   $   2.06
Amortization of goodwill
 per common share                                   0.23        0.05         --
                                                ========    ========   ========
NET INCOME (LOSS) PER COMMON SHARE
 (BASIC AND DILUTED) (note 4)                   $  (0.01)   $   2.45   $   2.06
                                                ========    ========   ========
DIVIDENDS PER COMMON SHARE                      $   0.60    $   0.60   $   0.60
                                                ========    ========   ========

CONSOLIDATED STATEMENT OF RETAINED EARNINGS (in millions of US$)

Year ended December 31                            2001        2000       1999
----------------------                          -------     -------    --------
RETAINED EARNINGS - BEGINNING OF YEAR           $ 4,290     $ 4,227    $ 4,078
Net income                                            5         618        460
                                                -------     -------    -------
                                                  4,295       4,845      4,538
Amount related to common shares purchased
 for cancellation                                    --         400        171
Dividends  -- Common                                192         145        131
           -- Preference                              8          10          9
                                                -------     -------    -------
RETAINED EARNINGS - END OF YEAR (note 18)       $ 4,095     $ 4,290    $ 4,227
                                                =======     =======    =======

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED BALANCE SHEET (in millions of US$)

December 31                                                2001        2000        1999
-----------                                              --------    --------    --------
ASSETS
  CURRENT ASSETS
  Cash and time deposits                                 $    119    $    261    $    315
  Trade receivables (net of allowances of $52 in 2001,
   $55 in 2000 and $31 in 1999) (notes 2 and 10)            1,216       1,721       1,019
  Other receivables                                           532         559         280
  Inventories
   -- Aluminum operating segments
     -- Aluminum                                              875       1,034         709
     -- Raw materials                                         413         414         294
     -- Other supplies                                        269         268         188
                                                         --------    --------    --------
                                                            1,557       1,716       1,191
   -- Packaging operating segment                             393         399          85
                                                         --------    --------    --------
                                                            1,950       2,115       1,276
                                                         --------    --------    --------
                                                            3,817       4,656       2,890
                                                         --------    --------    --------
 Deferred charges and other assets (note 11)                  737         719         525
  Property, plant and equipment (note 12)
   Cost (excluding Construction work in progress)          16,225      14,807      11,771
   Construction work in progress                              613       1,979       1,220
   Accumulated depreciation                                (7,136)     (6,753)     (6,557)
                                                         --------    --------    --------
                                                            9,702      10,033       6,434
  Intangible assets, net of accumulated amortization
   of $27 in 2001 and $5 in 2000                              298         330          --
  Goodwill, net of accumulated amortization
   of $92 in 2001 and $17 in 2000 (note 5)                  2,925       2,669          --
                                                         --------    --------    --------
  TOTAL ASSETS                                           $ 17,479    $ 18,407    $  9,849
                                                         ========    ========    ========

LIABILITIES AND SHAREHOLDERS' EQUITY
  CURRENT LIABILITIES

  Payables                                            $  2,328    $  2,427    $  1,268
  Short-term borrowings                                    555       1,080         167
  Debt maturing within one year (note 15)                  652         333         311
                                                      --------    --------    --------
                                                         3,535       3,840       1,746
                                                      --------    --------    --------

  Debt not maturing within one year (notes 15 and 21)    2,884       3,195       1,011
  Deferred credits and other liabilities (note 14)       1,131         874         563
  Deferred income taxes (note 8)                         1,006       1,227         781
  Minority interests                                       132         244         207
  SHAREHOLDERS' EQUITY
  Redeemable non-retractable
   preference shares (note 16)                             160         160         160
  Common shareholders' equity
   Common shares (note 17)                               4,687       4,597       1,230
   Retained earnings (note 18)                           4,095       4,290       4,227
   Deferred translation adjustments (note 20)             (151)        (20)        (76)
                                                      --------    --------    --------
                                                         8,631       8,867       5,381
                                                      --------    --------    --------
                                                         8,791       9,027       5,541
                                                      --------    --------    --------
  Commitments and contingencies (note 19)
  TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY          $ 17,479    $ 18,407    $  9,849
                                                      ========    ========    ========

The accompanying notes are an integral part of the financial statements.

  Approved by the Board:

  /s/ Travis Engen, Director             /s/ Guy Saint-Pierre, Director
  --------------------------             ------------------------------

CONSOLIDATED STATEMENT OF CASH FLOWS (in millions of US$)

Year ended December 31                                    2001      2000       1999
----------------------                                  -------    -------    -------
OPERATING ACTIVITIES
  Net income                                            $     5    $   618    $   460
  Adjustments to determine
   cash from operating activities:
   Depreciation and amortization                            820        545        477
   Amortization of goodwill                                  73         16         --
   Deferred income taxes                                   (152)        52        110
   Loss (Gain) on sales of businesses -- net                123         (9)      (110)
   Asset impairment provisions                              232         --         --
   Equity income -- net of dividends                         (1)        (3)         2
   Change in operating working capital
     Change in receivables                                  122        (25)       (84)
     Change in inventories                                   75       (117)        11
     Change in payables                                     (58)       (81)       312
                                                        -------    -------    -------
                                                            139       (223)       239
   Change in deferred charges, other assets, deferred
     credits and other liabilities -- net                   131         28        (26)
   Other -- net                                              17         42         30
                                                        -------    -------    -------
  CASH FROM OPERATING ACTIVITIES                          1,387      1,066      1,182
                                                        -------    -------    -------
FINANCING ACTIVITIES
  New debt                                                1,852      1,586         13
  Debt repayments                                        (1,779)      (419)      (347)
                                                        -------    -------    -------
                                                             73      1,167       (334)
  Short-term borrowings -- net                             (479)       280         45
  Sale of receivables                                       300         --         --
  Common shares purchased for cancellation                   --       (530)      (219)
  Common shares issued                                       61         21         27
  Dividends -- Alcan shareholders
              (including preference)                       (200)      (155)      (140)
            -- Minority interests                            (2)        (2)        (8)
                                                        -------    -------    -------
  CASH FROM (USED FOR) FINANCING ACTIVITIES                (247)       781       (629)
                                                        =======    =======    =======

INVESTMENT ACTIVITIES
  Property, plant and equipment                          (1,110)    (1,491)    (1,169)
  Business acquisitions                                    (404)      (244)      (129)
                                                        -------    -------    -------
                                                         (1,514)    (1,735)    (1,298)
  Net proceeds from disposal of businesses, investments
   and other assets                                         239        184        460
  Preacquisition loan to algroup to finance
   special payment to algroup shareholders                   --       (532)        --
                                                        -------    -------    -------
  CASH USED FOR INVESTMENT ACTIVITIES                    (1,275)    (2,083)      (838)
                                                        -------    -------    -------
  Effect of exchange rate changes
   on cash and time deposits                                 (7)         2        (11)
                                                        -------    -------    -------
  DECREASE IN CASH AND TIME DEPOSITS                       (142)      (234)      (296)
  Cash of companies consolidated
   (deconsolidated) -- net                                   --        180         (4)
  Cash and time deposits -- beginning of year               261        315        615
                                                        -------    -------    -------
  Cash and time deposits -- end of year                 $   119    $   261    $   315
                                                        =======    =======    =======

The accompanying notes are an integral part of the financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US$, except where indicated)

1. NATURE OF OPERATIONS

Alcan is engaged, together with subsidiaries, joint ventures and related companies, in most aspects of the aluminum and packaging businesses on an international scale. Its operations include the mining and processing of bauxite, the basic aluminum ore; the refining of bauxite into alumina; the generation of electric power for use in smelting aluminum; the smelting of aluminum from alumina; the recycling of used and scrap aluminum; the fabrication of aluminum, aluminum alloys and non-aluminum materials into semi-fabricated and finished products; the producing and converting of specialty packaging and packaging products for many industries including the food, pharmaceutical, cosmetic and health sectors; the distribution and marketing of aluminum, non-aluminum and packaging products; and, in connection with its aluminum operations, the production and sale of industrial chemicals. Alcan, together with its subsidiaries, joint ventures and related companies, has bauxite holdings in five countries, produces alumina in four, smelts primary aluminum in seven, operates aluminum fabricating plants in twenty-one, has packaging facilities in fifteen and has sales outlets and maintains warehouse inventories in the larger markets of the world. Alcan also operates a global transportation network that includes the operation of bulk cargo vessels, port facilities and freight trains.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements conform with Canadian generally accepted accounting principles (GAAP). Note 6 provides an explanation and reconciliation of differences in Canadian and U.S. GAAP.

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

FOREIGN CURRENCY

The financial statements of self-sustaining foreign operations (located principally in Europe and Asia) are translated into U.S. dollars at prevailing exchange rates. Revenues and expenses are translated at average exchange rates for the year while assets and liabilities are translated at exchange rates in effect at year-end. Differences arising from exchange rate changes are included in the Deferred translation adjustments (DTA) component of Common shareholders' equity. If there is a reduction in the Company's ownership in a foreign operation, the relevant portion of DTA is recognized in Other (income) expenses
- net at that time. All other operations, including those in Canada, are considered to be integrated foreign operations having the U.S. dollar as the functional currency. Under this method, monetary items are translated at current rates and translation gains and losses are included in income except for unrealized gains and losses arising from the translation of long-term monetary assets and liabilities, which are deferred and amortized over the remaining lives of the related items under accounting standards in effect until December 31, 2001. (See Recently Issued Accounting Standards; Deferred Foreign Exchange Translation Gains and Losses on page 46). Non-monetary items are translated at historical rates.

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

Other gains and losses from foreign currency denominated items are included in Other (income) expenses -- net.

REVENUE RECOGNITION

The Company recognizes revenue when significant risks and benefits of ownership are transferred, which almost always coincides with when the goods are shipped or services rendered. For a very small portion of revenue, recognition occurs before goods have been shipped but when the risks and benefits of ownership have been transferred.

COMMODITY CONTRACTS AND OPTIONS

Virtually all of the forward metal contracts and options serve to hedge certain future identifiable aluminum price exposures. Gains or losses on these hedges are included, together with related hedging costs, in Sales and operating revenues or Cost of sales and operating expenses, as applicable, concurrently with recognition of the underlying items being hedged.

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

RECEIVABLE SALES

When the Company sells certain receivables, it retains servicing rights and provides limited recourse, which constitutes retained interests in the securitized receivables. No servicing asset or liability is recognized in the financial statements as the costs incurred by the Company to service these receivables are reimbursed by the third party. As the fair value of the assets transferred is equal to book value, there is no gain or loss reported on the sale of the receivables.

DEPRECIATION OF PROPERTY, PLANT AND EQUIPMENT

Depreciation is calculated on the straight-line method using rates based on the estimated useful lives of the respective assets. The principal rates range from 2% to 10% for buildings and structures, 1% to 4% for power assets and 3% to 20% for chemical, smelter and fabricating assets.

AMORTIZATION AND IMPAIRMENT OF GOODWILL

Goodwill is recorded at cost less accumulated amortization and is amortized over a period of 40 years using the straight-line method of amortization under accounting standards in effect until December 31, 2001. Periodic assessments are made to determine whether there is permanent impairment in the remaining unamortized goodwill balance based on the undiscounted cash flows of the underlying operations. (See Recently Issued Accounting Standards; Goodwill and Other Intangible Assets on page 46.)

AMORTIZATION OF INTANGIBLE ASSETS

Intangible assets are primarily trademarks and patented and non-patented technology, all of which have finite lives. Intangible assets are recorded at cost less accumulated amortization and are amortized over 15 years using the straight-line method of amortization.

ENVIRONMENTAL COSTS AND LIABILITIES

Environmental expenses are accrued on an undiscounted basis when it is probable that a liability for past events exists. For future removal and site restoration costs, provision is made in a systematic manner by periodic charges to income, except for assets that are no longer in use, in which case full provision is charged immediately to income. Environmental expenses are normally included in Cost of sales and operating expenses except for large, unusual amounts, which are included in Other (income) expenses -- net. For 2001, environmental provisions for treatment costs relating to spent potlining in Quebec and British Columbia, Canada, and for remediation costs relating to red mud disposal and other sites in Canada and the United Kingdom are included in Restructuring, impairment and other special charges. Accruals related to environmental costs are included in Payables and Deferred credits and other liabilities.

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

RECENTLY ISSUED ACCOUNTING STANDARDS

STOCK-BASED COMPENSATION

The Canadian Institute of Chartered Accountants (CICA) has issued a new standard on the measurement of stock options and other stock-based compensation for fiscal years beginning on or after January 1, 2002. This standard applies to awards granted after January 1, 2002, and is to be applied prospectively. This standard encourages but does not require that the fair value method be used for transactions with employees. The Company will continue to account for stock options granted to employees in the same manner as currently done and will provide the required disclosures on the impact of the fair value method. Stock compensation arrangements that can be settled in cash would result in the recognition of compensation expense.

As the effect of applying the fair value method in accounting for stock-based compensation is already included in note 17, the Company will not be affected by this standard.

BUSINESS COMBINATIONS

All business combinations initiated on or after July 1, 2001, are now required to be accounted for under the purchase method.

GOODWILL AND OTHER INTANGIBLE ASSETS

Effective for years beginning on or after January 1, 2002, goodwill and all intangible assets with an indefinite life will no longer be amortized but are to be carried at the lower of carrying value and fair value. Goodwill will be tested for impairment on an annual basis under a two-step test. The result of this two-step test could be significantly different from the result obtained from applying the test under the current methodology. Under the first step, the fair value of a reporting unit, based upon discounted cash flows, is compared to its net carrying amount. If the fair value is less than the carrying amount, the fair value of the unit's goodwill must be estimated to determine if it is less than its carrying amount. Fair value of goodwill is estimated in the same way as goodwill is determined at the date of acquisition in a business combination, i.e. the excess of the fair value of the reporting unit over the fair value of the identifiable net assets of the reporting unit.

Any impairment identified as at the date the new standard is adopted (January 1, 2002) will be charged to opening retained earnings in 2002. Once written down, goodwill and indefinite life intangible assets cannot be written back up if their value subsequently recovers. After January 1, 2002, any further impairment will be taken as a charge against income. As a result of the new standard, the Company will no longer amortize goodwill. In 2001, the amount of goodwill amortization was $73.

DEFERRED FOREIGN EXCHANGE TRANSLATION GAINS AND LOSSES

Effective January 1, 2002, the Company will no longer amortize the exchange gains and losses arising on the translation of long-term foreign currency denominated monetary assets and liabilities that have a fixed or ascertainable life extending beyond the end of the following fiscal year.

The exchange gains or losses arising on the translation of long-term foreign currency denominated assets and liabilities will be included in earnings as incurred.

At December 31, 2001, the unamortized exchange loss relating to the existing long-term foreign currency denominated assets and liabilities amounted to $21. This standard will be applied retroactively and consequently, prior years' financial statements will be restated.

HEDGING RELATIONSHIPS

Beginning in 2003, the Company will adopt the new CICA accounting guideline, which establishes certain conditions for when hedge accounting may be applied. The Company is studying the new guideline but has not yet determined its impact.

3. ACCOUNTING CHANGE

In 2001, the Company adopted the new recommendations of the CICA dealing with earnings per share. The standard requires the disclosure of the calculation of basic and diluted earnings per share and the use of the treasury stock method for calculating the dilutive impact of stock options. This standard was applied retroactively and there was no impact on the diluted net income per common share, both before and after amortization of goodwill, for each year presented.

4. NET INCOME PER COMMON SHARE

Net income per common share is based on the average number of shares outstanding during the year (2001: 319.8 million; 2000: 248.2 million; 1999: 219.1 million).
As at December 31, 2001, there were 320,901,748 common shares outstanding (2000:
317,921,113; 1999: 218,314,946). The following table outlines the calculation of basic and diluted net income per common share.

                                                                    2001    2000   1999
                                                                    ----    ----   ----
Numerator for basic and diluted net income per common share:
  Net income (Loss) attributable to common shareholders           $  (3)   $ 608   $ 451
                                                                  ------   -----   -----
Denominator:
  Denominator for basic net income per common share
   -- weighted average of outstanding shares (in millions)          320      248     219
Effect of dilutive stock options (in millions)                        1       --      --
                                                                  ------   -----   -----
Denominator for diluted net income per common share
   -- adjusted weighted average of outstanding shares               321      248     219
      (in millions)
                                                                  ------   -----   -----
Net income (Loss) per common share (basic and diluted)            $(0.01)  $2.45   $2.06
                                                                  ======   =====   =====

5. COMBINATION WITH ALUSUISSE GROUP LTD

On October 17, 2000, the Company entered into a combination agreement with Alusuisse Group Ltd (algroup). At that date, the shareholders of algroup, in response to the Company's share exchange offer, tendered 6,747,707 shares, representing 99.37% of the outstanding registered algroup shares, in exchange for 115,385,790 shares of the Company valued at $30.11 per share. The Company also assumed from algroup total debt of $2,171. The combination was completed and algroup became a subsidiary of the Company on October 17, 2000.

During 2001, the Company acquired the remaining shares of algroup in accordance with the provisions of Swiss law.

The combination is accounted for using the purchase method of accounting and the results of operations of algroup are included in the Consolidated Financial Statements since acquisition. At the date of acquisition, the purchase price was allocated in the accounts based on the assigned fair values of the assets acquired and liabilities assumed as follows:

FAIR VALUE OF NET ASSETS ACQUIRED AT DATE OF ACQUISITION
--------------------------------------------------------

Cash and time deposits                   $  175
Other current assets                      1,641
Deferred charges and other assets           162
Capital assets                            2,822
                                         ------
Current liabilities                       2,002
Long-term debt*                           1,292
Deferred credits and other liabilities      330
Deferred income taxes                       401
                                         ------
FAIR VALUE OF NET ASSETS ACQUIRED
  AT DATE OF ACQUISITION                 $  775
                                         ======

* Includes preacquisition loan from Alcan to finance special payment to algroup shareholders.

Determination of fair values was based on valuations performed by independent appraisers and consultants. Allocation of the purchase price involved a number of estimates and information gathering over a number of months following the date of the combination. This estimation process was finalized in 2001.

In 2001, the fair values of certain assets and liabilities were adjusted from the amounts originally assigned at the date of combination. As a result, an additional $123 of goodwill was recorded in 2001.

Net restructuring costs for plant closures of $54 are recognized in the purchase price allocation. Of the total restructuring costs of $54, an amount of $16 was paid out in 2001 relating primarily to employee severance costs.

The difference between the total purchase price and the net fair value of all identifiable assets and liabilities acquired was $2,780 and is accounted for as goodwill, which is being amortized over a period of 40 years using the straight-line method of amortization (under accounting standards in effect until December 31, 2001).

CONSIDERATION
-------------

Issuance of common shares on October 17, 2000
  (115,385,790 common shares without nominal or par
  value; average market value of $30.11 per share)        $3,474
Issuance of common shares in 2001 (687,882
  common shares without nominal or par value;
  average market value of $44 per share)                      30
Other consideration                                           51
                                                          ------
TOTAL CONSIDERATION                                       $3,555
                                                          ======

SUPPLEMENTAL PRO FORMA INFORMATION
(IN MILLIONS OF US$, EXCEPT PER SHARE AMOUNTS)

The following unaudited pro forma information for 2000 and 1999 presents a summary of consolidated results of operations of the Company and algroup as if the combination had occurred on January 1, 1999. These pro forma results have been prepared for comparative purposes only.

                                                               2000      1999
                                                               ----      ----
Sales and operating revenues                                $13,146   $12,388
                                                            -------   -------
Net income before amortization of goodwill                  $   737   $   655
                                                            -------   -------
Net income                                                  $   672   $   590
                                                            -------   -------
Earnings per common share before amortization of goodwill   $  2.22   $  1.93
                                                            -------   -------
Earnings per common share                                   $  2.02   $  1.74
                                                            =======   =======

In 2001, changes to goodwill, net of accumulated amortization, are comprised of the following elements:

--------------------------------------------------------------------------------

GOODWILL, NET OF ACCUMULATED AMORTIZATION
  AS AT DECEMBER 31, 2000                                       $ 2,669
Adjustments to fair values of assets and liabilities                123
Issuance of common shares                                            30
Other consideration                                                   7
Acquisition of the remaining 30% of the Gove alumina refinery       234
Exchange                                                            (62)
Amortization                                                        (73)
Amount related to disposal of business                               (3)
                                                                -------
GOODWILL, NET OF ACCUMULATED AMORTIZATION
  AS AT DECEMBER 31, 2001                                       $ 2,925
                                                                =======

6. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

DERIVATIVES

Beginning in 2001, the company is required to adopt, for supplementary U.S. GAAP reporting purposes only, financial accounting standards board (FASB) statements 133 and 138. These standards require that all derivatives be recorded in the financial statements and valued at market. However, the Company has elected not to adopt the FASB's optional hedge accounting provisions. Accordingly, for U.S. GAAP reporting purposes only, beginning in 2001, unrealized gains and losses resulting from the valuation of derivatives at market value are recognized in net income as the gains and losses arise and not concurrently with the recognition of the transactions being hedged. In its primary Canadian GAAP financial statements, the company continues to recognize the gains and losses on derivative contracts in income concurrently with the recognition of the transactions being hedged.

Upon initial adoption of the FASB standards in 2001, the cumulative effect of the accounting change resulted in a decrease in net income of $12.

CURRENCY TRANSLATION

Under Canadian GAAP, unrealized exchange gains and losses on translation of long-term monetary items are deferred and amortized over the life of those items, whereas, under U.S. GAAP, such gains and losses are absorbed in income immediately. This difference will no longer exist as of January 1, 2002, due to the issuance of a revised standard by the CICA (see note 2).

INVESTMENTS

Under U.S. GAAP, certain portfolio investments, which are considered to be "available-for-sale" securities, are measured at market value, with the unrealized gains or losses included in Comprehensive income. Under Canadian GAAP, these investments are measured at cost.

COMPREHENSIVE INCOME

U.S. GAAP requires the disclosure of Comprehensive income which, for the Company, is Net income under U.S. GAAP plus the movement in Deferred translation adjustments under U.S. GAAP plus the unrealized gains or losses for the period less gains or losses realized during the period on "available-for-sale" securities plus the movement in the minimum liability related to post-retirement benefits. The concept of Comprehensive income does not exist under Canadian GAAP.

POST-RETIREMENT BENEFITS

Under U.S. GAAP, if the accumulated benefit obligation exceeds the market value of plan assets, a minimum liability for the excess is recognized to the extent that the liability recorded in the balance sheet is less than the minimum liability. Any portion of this additional liability that relates to unrecognized past service cost is recognized as an intangible asset while the remainder is charged to other comprehensive income. Canadian GAAP has no such requirement to record a minimum liability.

JOINT VENTURES

Under Canadian GAAP, joint ventures are accounted for using the proportionate consolidation method, while under U.S. GAAP, joint ventures are accounted for under the equity method. Under an accommodation of the U.S. Securities and exchange commission, accounting for joint ventures need not be reconciled from canadian to U.S. GAAP. The different accounting treatment affects only the display and classification of financial statement items and not net income or shareholders' equity. See note 9 for summarized financial information about joint ventures.

CONSOLIDATED STATEMENT OF INCOME

Under U.S. GAAP, separate subtotals for net income, and net income per common share, before amortization of goodwill would not be presented.

STATEMENT OF CASH FLOWS

Under U.S. GAAP, separate subtotals within operating, financing and investment activities would not be presented.

RECENTLY ISSUED ACCOUNTING STANDARDS

FASB has issued four new standards:

o Statement 141, "Business Combinations", effective July 1, 2001, is the same as the recently issued Canadian accounting standards. Business combinations are now required to be accounted for using the purchase method.

o Statement 142, "Goodwill and Other Intangible Assets", which will be effective for fiscal years beginning on or after December 15, 2001, is the same as the recently issued Canadian accounting standards. See note 2 for a description of the impact on the Company.

o Statement 143, "Accounting for Retirement Asset Obligations", will be effective for fiscal years beginning after June 15, 2002. The Company is studying this new standard but has not yet determined its impact.

o Statement 144, "Accounting for Impairment or Disposal of Long-lived Assets", will be effective for fiscal years beginning after December 15, 2001. The Company is studying this new standard but has not yet determined its impact.


RECONCILIATION OF CANADIAN AND U.S. GAAP

                                                     2001             2000           1999
                                                     ----             ----           ----
                                                         $ per            $ per          $ per
                                                        Common           Common         Common
                                                         Share            Share          Share
                                                       (basic &         (basic &       (basic &
                                                  $    diluted)    $    diluted)   $    diluted)
                                                  -    --------    -    --------   -    --------
Net income -- as reported                         5               618             460
Differences due to:
  Foreign currency translation                   (3)               (8)             (9)
  Valuation of derivatives                      (49)               --              --
  Other                                           5                (4)              4
                                                 --     -----     ---       ----  ---      ----
Net income (Loss) from continuing operations
  before cumulative effect of
  accounting change -- U.S. GAAP                (42)              606            455
Cumulative effect on prior years
  of accounting change                          (12)               --             --
                                                 --     -----     ---      ----  ---      ----
Net income (Loss)
  -- U.S. GAAP                                  (54)              606            455
                                                 --     -----     ---      ----  ---      ----
Net income (Loss) attributable
  to common shareholders -- as reported          (3)    (0.01)    608      2.45  451      2.06
                                                 --     -----     ---      ----  ---      ----
Net income (Loss) attributable
  to common shareholders
  from continuing operations before
  cumulative effect of accounting change
  -- U.S. GAAP                                  (50)   (0.16)     596      2.40  446      2.04
                                                 --    -----      ---      ----  ---      ----
Net income (loss) attributable
  to common shareholders -- U.S. GAAP           (62)   (0.19)     596      2.40  446      2.04
                                                 --    -----      ---      ----  ---      ----

                                                 2001                2000                  1999
                                                 ----                ----                  ----
                                              As       U.S.         As       U.S.         As       U.S.
                                        Reported       GAAP   Reported       GAAP   Reported       GAAP
                                        --------       ----   --------       ----   --------       ----
Deferred charges and other assets
  -- December 31                         $   737    $   717    $   719    $   716    $   525    $   534
                                         -------    -------    -------    -------    -------    -------
Intangible assets
  -- December 31                         $   298    $   316    $   330    $   330    $  --      $  --
                                         -------    -------    -------    -------    -------    -------
Payables
  -- December 31                         $ 2,328    $ 2,401    $ 2,427    $ 2,427    $ 1,268    $ 1,268
                                         -------    -------    -------    -------    -------    -------
Deferred credits and other liabilities
  -- December 31                         $ 1,131    $ 1,364    $   874    $   874    $   563    $   563
                                         -------    -------    -------    -------    -------    -------
Deferred income taxes
  -- December 31                         $ 1,006    $   909    $ 1,227    $ 1,231    $   781    $   781
                                         -------    -------    -------    -------    -------    -------
Retained earnings
  -- December 31                         $ 4,095    $ 4,070    $ 4,290    $ 4,324    $ 4,227    $ 4,273
                                         -------    -------    -------    -------    -------    -------
Deferred translation adjustments (DTA)
  -- December 31                         $  (151)   $  (207)   $   (20)   $   (76)   $   (76)   $  (132)
                                         -------    -------    -------    -------    -------    -------


                                                                2001     2000     1999
                                                                ----     ----     ----
COMPREHENSIVE INCOME (LOSS) (U.S. GAAP ONLY)
Net income (Loss)                                              $ (54)   $ 606    $ 455
Net change in deferred translation adjustments*                 (131)      56     (108)
Net change in market value of available-for-sale securities*      (7)      (4)     (26)
Net change in minimum liability for post-retirement benefits    (148)      --       --
                                                               -----    -----    -----
Comprehensive income (Loss)                                    $(340)   $ 658    $ 321
                                                               =====    =====    =====

* In 1999, $8 of deferred translation adjustments and $24 of the excess of market value over book value of available-for-sale securities were transferred to net income.

                                                                2001     2000     1999
                                                                ----     ----     ----
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
  (U.S. GAAP ONLY)
Accumulated other comprehensive income (loss)
  -- beginning of year                                        $ (61)   $(113)   $  21
Change in deferred translation adjustments                     (131)      56     (108)
Change in excess of market value over book value
  of available-for-sale securities                               (7)      (4)     (26)
Change in minimum liability for post-retirement benefits       (148)      --       --
                                                              -----    -----    -----
Accumulated other comprehensive income (loss) -- end of year  $(347)   $ (61)   $(113)
                                                              =====    =====    =====

The difference between DTA under Canadian GAAP and U.S. GAAP arises from the different treatment of exchange on long-term debt at January 1, 1983, resulting from the adoption of accounting standards on foreign currency translation.

7. RESTRUCTURING, IMPAIRMENT AND OTHER SPECIAL CHARGES

RESTRUCTURING

In 2001, the Company announced a restructuring program largely due to increased competitive pressures and market outlook. The restructuring will result in a series of plant sales, closures and divestments throughout the organization as well as a reduction of approximately 6% of the Company's workforce. As a result of this restructuring the Company incurred costs of $236, pre tax, in 2001, recorded in Restructuring, impairment and other special charges, which includes severance costs of $97 and write-downs of fixed assets and working capital and other costs of $139. At December 31, 2001, there remains approximately $115 of accrued liabilities.

Within European Rolled Products, the restructuring program will result in a reduction of up to 310 employees at the Rogerstone plant in the U.K. and 95 in Switzerland. The Company will exit from non-core products at its Pieve plant in Milan, Italy, with a workforce of 200 employees in these product streams.

Also, as part of the restructuring program, the Company announced that it will close or divest the following operations:

   Its foil fabrication plant located in Saint-Laurent, Quebec, Canada, will be closed with all operations transferred to the Company's foil fabrication plant in Toronto, Ontario, Canada. Twenty employees will be affected by this closure.

   The Company will consolidate its Weston and Toronto, Ontario, Canada food flexible packaging plants at the existing Weston plant, resulting in a reduction of 30 employees.

   The food flexible plant in Carson, California, U.S., which employs 40 people, will be closed.

   The Company will divest its extrusion operations in Malaysia, which employs 220 people, and in Thailand, which employs 240 people.

Also recorded in Restructuring, impairment and other special charges in 2001 were costs of $52, pre tax, primarily for the closure of facilities at Glasgow, U.K. These costs relate to the synergy program announced in 2000 in relation to the merger with algroup. All 200 employees at the Company's Glasgow site will be affected by this closure.

In 2001, the Company signed a letter of intent to sell its glass packaging operations in Park Hills, Missouri; Mays Landing, Williamstown and Millville (two plants), New Jersey, U.S., as well as the Company's 46%-owned joint venture in Beijing, China.

Also in 2001, the Company entered into an agreement to sell its two Pharmatech rubber stopper and aluminum seals operations located in Salisbury, Maryland, U.S.

IMPAIRMENT CHARGES

In 2001, following a detailed business portfolio review, impairment provisions were recorded in Restructuring, impairment and other special charges for asset write-offs of $108, pre tax. The asset write-offs pertain to Alcan Chemicals Europe ($40) and Alcan Chemical Laboratories ($6) in the U.K., Pharma and Cosmetics, U.S. ($12), Rolled Products, Germany ($8), Other Packaging, U.S. ($7), Other Packaging, U.K. ($1), Engineered Cast Products, Canada ($19), rolling assets in Switzerland and Italy ($4), Primary Metal, Canada ($7) and others ($4). As well, impairment provisions were recorded for previously capitalized project costs of $15, pre tax.

OTHER SPECIAL CHARGES

In 2001, the Company increased its environmental reserves by $246, pre tax, to cover treatment costs of stored spent potlining in Quebec and British Columbia, Canada, as well as to cover remediation costs relating to red mud disposal and other sites in Canada and the United Kingdom.

OTHER

In 2000, the Company announced the closure of the Rogerstone Foil operations in the U.K. This closure resulted in a reduction of approximately 170 employees. As a result of this closure, the Company provided for costs of $25 in 2000, of which $5 was written back in 2001 and included in Other (income) expenses -- net.

Included in Other (income) expenses -- net in 2000 were other asset write-offs and restructuring costs totalling $28.

In 1999, the Company undertook a reorganization, which included the implementation of a number of early retirement and severance programs, resulting in a reduction of approximately 570 employees. As a result of this reorganization and other restructuring programs, the Company incurred costs of $49 in 1999 which were included in Other (income) expenses -- net. At December 31, 2001, there remains approximately $8 of accrued liabilities.


8. INCOME TAXES

                                              2001    2000    1999
                                              ----    ----    ----
INCOME BEFORE INCOME TAXES AND OTHER ITEMS

Canada                                       $(289)   $ 428   $ 174
Other countries                                393      455     512
                                             -----    -----   -----
                                             $ 104    $ 883   $ 686
                                             -----    -----   -----
CURRENT INCOME TAXES

Canada                                       $ (48)   $  19   $ (78)
                                             -----    -----   -----
Other countries                                242      183     179
                                             -----    -----   -----
                                               194      202     101
                                             -----    -----   -----
DEFERRED INCOME TAXES

Canada                                         (69)      25      48
Other countries                                (83)      27      62
                                             -----    -----   -----
                                              (152)      52     110
                                             -----    -----   -----
INCOME TAX PROVISION                         $  42    $ 254   $ 211
                                             =====    =====   =====

The composite of the applicable statutory corporate income tax rates in Canada is 40% (2000: 40.2%; 1999: 40.4%). The following is a reconciliation of income taxes calculated at the above composite statutory rates with the income tax provision:


                                                         2001     2000     1999
                                                         ----     ----     ----
Income taxes at the composite statutory rate            $  42    $ 355    $ 277
Differences attributable to:
  Exchange translation items                                2        7      (12)
  Exchange revaluation of deferred income taxes           (26)     (18)      26
  Effect of tax rate changes on deferred income taxes      (8)     (20)      --
  Unrecorded tax benefits on losses -- net                 26      (19)      (1)
  Investment and other allowances                           8      (38)     (29)
  Large corporations tax                                    8        6        5
  Withholding taxes                                         8        9        7
  Reduced rate or tax exempt items                         (2)     (12)     (31)
  Foreign tax rate differences                             (6)       7       (4)
  Prior years' tax adjustments                            (14)     (40)     (40)
  Other -- net                                              4       17       13
                                                        -----    -----    -----
INCOME TAX PROVISION                                    $  42    $ 254    $ 211
                                                        =====    =====    =====

At December 31, the principal items included in Deferred income taxes are:


                                                           2001     2000     1999
                                                           ----     ----     ----
LIABILITIES:

Property, plant, equipment and intangibles                $1,178   $1,291   $  796
Undistributed earnings                                        24       34       29
Inventory valuation                                           78       80       47
Other -- net                                                 193      166       83
                                                          ------   ------   ------
                                                           1,473    1,571      955
                                                          ------   ------   ------
ASSETS:

Tax benefit carryovers                                       297      326      105
Accounting provisions not currently deductible for tax       382      220      173
                                                          ------   ------   ------
                                                             679      546      278
VALUATION ALLOWANCE (AMOUNT NOT LIKELY TO BE RECOVERED)      212      202      104
                                                          ------   ------   ------
                                                             467      344      174
                                                          ------   ------   ------
NET DEFERRED INCOME TAX LIABILITY                         $1,006   $1,227   $  781
                                                          ======   ======   ======

The valuation allowance relates principally to loss carryforward benefits and tax credits where realization is not likely due to uncertain economic conditions in certain countries, principally Brazil and Korea, as well as time and other limitations in the tax legislation giving rise to the potential benefits. In 2001, $4 (2000: $4; 1999: $13) of the valuation allowance was reversed when it became more likely than not that benefits would be realized.

Based on rates of exchange at December 31, 2001, tax benefits of approximately $136 relating to prior and current years' operating losses and $39 of benefits related to capital losses and tax credits carried forward will be recognized in income when it is more likely than not that such benefits will be realized. These amounts are included in the valuation allowance above. Approximately $20 of these potential tax benefits expire in 2002.

In 1997, income taxes on Canadian operations for the years 1988 to 1991 were reassessed by the Canadian tax authorities. Most of the additional taxes and interest related to transfer pricing issues and are recoverable in other countries. The process to obtain recoveries from other countries is under way. During 1999, the Canadian tax authorities indicated their intention not to proceed with the reassessments made in 1997 in respect of the years 1988 and 1989. As a result of these favourable prior year tax adjustments, in 1999 the Company received a total of $108 from the Canadian tax authorities and the Company's 1999 income tax provision has been reduced by $31, of which $18 relates to interest. In 2000, certain provinces decided not to proceed with the reassessments pertaining to 1988 and 1989. As a result of this and other adjustments, in 2000 the Company recorded $32 of tax recoveries. See note 24.

9. JOINT VENTURES

The activities of the Company's major joint ventures are the procurement and processing of bauxite in Australia, Brazil and Guinea, smelting operations in Norway, as well as aluminum rolling operations in Germany and the United States. In 2001, the Company completed the sale of its bauxite and alumina operations in Jamaica.

Alcan's proportionate interest in all joint ventures is included in the consolidated financial statements. Summarized financial information relating to Alcan's share of these joint ventures is provided below.

Because most of the activities of the Company's joint ventures result in the supplying of materials to other operations of the Company, third-party revenues, and related costs and expenses attributable to the Company's participation in these joint ventures is insignificant. Accordingly, summarized income statement information as well as cash flow from operating activities would not provide meaningful information.


                                                        2001     2000     1999
                                                        ----     ----     ----
FINANCIAL POSITION AT DECEMBER 31

Inventories                                            $  72    $ 113    $ 103
Property, plant and equipment -- net                     551      768      688
Other assets                                              54      103       90
                                                       -----    -----    -----
Total assets                                           $ 677    $ 984    $ 881
                                                       -----    -----    -----
Short-term debt                                        $  45    $  28    $  27
Debt not maturing within one year                         82      106      117
Other liabilities                                        167      208      150
                                                       -----    -----    -----
Total liabilities                                      $ 294    $ 342    $ 294
                                                       -----    -----    -----
CASH FLOW INFORMATION FOR THE YEAR ENDED DECEMBER 31
Cash from (used for) financing activities              $  (7)   $ (17)   $   2
Cash used for investment activities                    $ (73)   $ (57)   $ (61)
                                                       =====    =====    =====

10.  SALES OF RECEIVABLES

Under an agreement effective December 18, 2001, the Company sold to a third party an undivided interest in certain trade receivables of $330, with limited recourse. Net cash proceeds from this ongoing agreement were $300 with $30 held in reserve by the third party, which represents the maximum credit exposure to the Company. This amount has been recorded in Deferred charges and other assets. Net proceeds were used to repay commercial paper borrowings in 2001. The Company acts as a service agent and administers the collection of the receivables sold. The related purchase discount is included in Other (income) expenses -- net.

11.  DEFERRED CHARGES AND OTHER ASSETS

Deferred charges and other assets comprise the following elements:

                                              2001     2000    1999
                                              ----     ----    ----
Prepaid pension costs                        $ 344    $ 284   $ 189
Income taxes recoverable                        51       52      59
Marketable securities                           40       44      53
Prepaid mining expenses                         57       60      62
Investments*                                    52       50      32
Costs related to combination (note 5)           --       --      20
Reserve for receivables sold (note 10)          30       --      --
Net assets held for disposal                    --       70      --
Premiums on currency and metal options           2        1      10
Unamortized exchange losses                     21       18      10
Amount receivable on currency swap of debt     (12)      16       6
Long-term notes and other receivables           85       60      30
Other                                           67       64      54
                                             -----    -----   -----
                                             $ 737    $ 719   $ 525
                                             =====    =====   =====


* INVESTMENTS

                                                           2001  2000  1999
                                                           ----  ----  ----
Companies accounted for under the equity method             $21   $19   $11
Portfolio investments -- at cost, less amounts written off   31    31    21
                                                            ---   ---   ---
                                                            $52   $50   $32
                                                            ===   ===   ===

12.  PROPERTY, PLANT AND EQUIPMENT

                                                    2001      2000      1999
                                                    ----      ----      ----
COST (EXCLUDING CONSTRUCTION WORK IN PROGRESS)
Land and property rights                         $   374   $   366   $   220
Buildings                                          2,769     2,514     2,071
Machinery and equipment                           13,082    11,927     9,480
                                                 -------   -------   -------
                                                 $16,225   $14,807   $11,771
                                                 =======   =======   =======

Accumulated depreciation relates primarily to Buildings and Machinery and equipment.

In 1999, the Company completed the sale of a property in the United Kingdom for a gain of $19 included in Other (income) expenses -- net.

On an ongoing basis, capital expenditures of the Company are estimated at $840 per year.

13.  SALES AND ACQUISITIONS OF BUSINESSES AND INVESTMENTS

AUSTRALIA

In 2001, the Company acquired the remaining 30% of the Gove alumina refinery and related bauxite mine at a cost of $379, subject to certain post-closing adjustments. As a result of this transaction, the Company now owns 100% of these assets. The acquisition is accounted for using the purchase method of accounting. The purchase price was allocated in the accounts based on the assigned fair values of the assets acquired and liabilities assumed as follows:

FAIR VALUE OF NET ASSETS ACQUIRED        2001
---------------------------------        ----
Working capital                          $ 15
Property, plant and equipment             172
                                         ----
                                          187

Other liabilities -- net                   41
Long-term debt                              1
                                         ----
                                           42
                                         ----
FAIR VALUE OF NET ASSETS                 $145
                                         ====

The difference between the total purchase price and the net fair value of all identifiable assets and liabilities acquired was $234 and is accounted for as goodwill, which is being amortized over a period of 40 years using the straight-line method of amortization (under accounting standards in effect until December 31, 2001).

JAMAICA

In 2001, the Company completed the sale of its Jamaican operations. Proceeds from the sale were $153. The total pre-tax loss on the sale was $123, which was recorded in Other (income) expenses -- net.

EUROPE

The following transactions were completed in 2001 as part of the divestment requirements imposed by the European Commission as a condition to its approval of the merger between Alcan and algroup in October 2000.

o The Company sold its alumina specialties production plant, Martinswerk, located in Bergheim, Germany.

o The Company sold a number of foil container manufacturing assets in Spain and Germany.

o The Company sold its lithographic sheet production plant, Star Litho, located in Bridgnorth, United Kingdom.

The Company received proceeds of approximately $54 from these sales.

In 1999, the Company completed the sale of the Aughinish alumina refinery in Ireland. The net book value of the assets sold had been written down to net realizable value in 1998 in anticipation of completion of the sale in 1999. In 1999, the Company completed the sale of businesses in Germany and France for gains of $44 and $8, respectively, included in Other (income) expenses -- net.

INDIA

In 2000, the Company sold its 54.6% interest in Indian Aluminium Company, Limited (Indal) to Hindalco Industries Limited (Hindalco). Net proceeds from the sale were $162 resulting in a gain of $3, included in Other (income) expenses -- net.

JAPAN

In 1999, the Company sold a portion of its investment in Nippon Light Metal Company, Ltd. (NLM), reducing its holdings to an effective ownership of 5.1%, for net cash proceeds of $38. Included in Other (income) expenses -- net was a gain of $37. The after-tax gain included a previously deferred gain of $17 related to the sale in 1996 of Toyo Aluminium K.K. (Toyal) to NLM.

KOREA

In 2001, the Company's subsidiary Alcan Taihan Aluminum Limited (ATA) acquired the remaining 5% of Aluminium of Korea Limited (Koralu) for $21. As a result of the transaction, the Company owns 66% of ATA.

In 2000, ATA acquired a 95% interest in Koralu for $200 in cash and the assumption of $114 of debt.

Included in the Company's balance sheet at the date of acquisition in 2000 were the following assets and liabilities:

FAIR VALUE OF NET ASSETS ACQUIRED        2000
---------------------------------        ----
Working capital                         $  (2)
Property, plant and equipment             347
Other assets -- net                        (4)
                                         -----
                                          341

Long-term debt                             77
Minority interest                          64
                                        -----
FAIR VALUE OF NET ASSETS                $ 200
                                        =====

In 1999, the Company purchased a 56% interest in ATA, a newly created company based in Korea. Total cash consideration paid by the Company for its equity interest was $129. In addition, the Company assumed total debt of $58.

Included in the Company's balance sheet at the date of acquisition were the following assets and liabilities:

FAIR VALUE OF NET ASSETS ACQUIRED        1999
---------------------------------        ----
Working capital                         $ (19)
Property, plant and equipment             237
Other assets -- net                         1
                                        -----
                                          219

Long-term debt                              2
Minority interest                          88
                                        -----
FAIR VALUE OF NET ASSETS                $ 129
                                        =====

14.  DEFERRED CREDITS AND OTHER LIABILITIES

Deferred credits and other liabilities comprise the following elements:

                                                             2001       2000      1999
                                                             ----       ----      ----
Deferred revenues                                         $    36    $    37   $    43
Post-retirement and post-employment benefits                  562        539       378
Environmental liabilities                                     327         91        44
Rationalization costs                                          41         23        36
Claims                                                         37         43        39
Amount payable for metal and currency forward contracts       (12)        41        --
Long-term payables                                             70         35        --
Other                                                          70         65        23
                                                          -------    -------   -------
                                                          $ 1,131    $   874   $   563
                                                          =======    =======   =======

15.  DEBT NOT MATURING WITHIN ONE YEAR

                                                                   2001       2000       1999
                                                                   ----       ----       ----
ALCAN INC
Commercial paper -- CAN$ (a)                                    $   585    $   897    $    --
Commercial paper -- US$ (a)                                         166        578         --
Long-term credit facilities (a)                                      --        250         --
Bank loans, due 2002/2005 (Euro 119 million) (b)                    105        142        175
5.875% Debentures                                                    --         --        150
5.375% Swiss franc bonds, due 2003 (c)                              105        109        111
5.5% Euro note, due 2006 (Euro 600 million)                         528         --         --

CARIFA loan (d)                                                      --         60         60
6.25% Debentures, due 2008                                          200        200        200
9.5% Debentures (e)                                                  --         --        100
9.625% Sinking fund debentures (e)                                   --         --         18
6.45% Debentures, due 2011                                          400         --         --
7.25% Debentures, due 2031                                          400         --         --

8.875% Debentures, due 2022 (e)                                     150        150        150
7.25% Debentures, due 2028                                          100        100        100
Other debt, due 2002                                                  7          7          7

ALCAN DEUTSCHLAND GMBH AND SUBSIDIARY COMPANIES
5.65% Bank loans                                                     --          7          8
5.06% Bank loans                                                     --         12         --
Bank loans, due 2008/2013 (Euro 8 million) (b)                        7          8          8

QUEENSLAND ALUMINA LIMITED
Bank loans, due 2002/2006 (b)                                        84         77         70
Other debt                                                           --         --          9

ALCAN HOLDINGS SWITZERLAND AG
6.75% Swiss franc bond                                               --         92         --
4.5% Bank loan, due 2002 (CHF100 million)                            59         61         --

ALCAN FINANCE LTD
Euro Medium Term Note Program (EMTN)
   EMTN, due 2002 (Euro 400 million) (f)                            352        372         --
   EMTN, due 2008 (Euro 13 million) (f)                              11         12         --
   EMTN, due 2008 (Euro 8 million) (f)                                7          8         --

ALA (NEVADA) INC
2.75% Bank loan, due 2005 (b)                                        60         60         --
EMTN                                                                 --         33         --

ALCAN PACKAGING CANADA LIMITED
5.69% Bank loan, due 2003                                            35         35         --
6.24% Bank loan, due 2004                                            30         30         --

SWISS ALUMINIUM AUSTRALIA LTD
Bank loans (b)                                                       --         62         --

OTHER
Bank loans, due 2002/2011 (b)                                        84         86        117
4% Eurodollar, due 2003 (g)                                          14         14         14
Other debt, due 2002/2036                                            47         66         25
                                                                -------    -------    -------
                                                                  3,536      3,528      1,322
Debt maturing within one year included in current liabilities      (652)      (333)      (311)
                                                                -------    -------    -------
                                                                $ 2,884    $ 3,195    $ 1,011
                                                                =======    =======    =======

 (a) The Company has two long-term, global, multi-year and multi-currency facilities with a syndicate of major international banks each amounting to $1,000 ($1,000 and $1,750 in 2000). The facilities expire in tranches at various dates in 2002, 2005 and 2006. These facilities are also available as back-up for commercial paper issued by the Company in Canada and the U.S. at market rates.

     At December 31, 2001, the entire amount of commercial paper borrowings has been classified as debt not maturing within one year since the Company had both the intent and ability, through its long-term credit facilities, to refinance the borrowings on a long-term basis.

     At December 31, 2000, the entire amount of commercial paper borrowings as well as the $250 borrowed under the above facilities had been classified as debt not maturing within one year since the Company had both the intent and ability, through its long-term credit facilities, to refinance the borrowings on a long-term basis.

     Commercial paper borrowings of principal amount CAN$940 million (CAN$1,368 million in 2000) were swapped for $599 ($894 in 2000) through the use of forward exchange contracts. Commercial paper borrowings of principal amount $307 ($518 in 2000) with a rate tied to U.S. LIBOR had been swapped for CHF505 million (CHF920 million in 2000) with a rate tied to CHF LIBOR for the period to May 2002.

(b) Interest rates fluctuate principally with the lender's prime commercial rate, the commercial bank bill rate, or are tied to LIBOR rates.

(c) The Swiss franc bonds were issued as CHF178 million and were swapped for $105 at an effective interest rate of 8.98%.

(d) The Caribbean Basin Projects Financing Authority (CARIFA) loan was repaid at par.

(e) The 8.875% debentures were redeemed in January 2002 at a price of 104.15%. The loss on redemption of $6 will be included in Other (income) expenses -- net in 2002.

     In 2000, $18 ($132 in 1999) of the 9.625% debentures were redeemed at face value (104.64% in 1999). The 1999 loss on redemption of $6 was included in Other (income) expenses -- net. The 9.5% debentures were redeemed in January 2000 at a price of 104.64%. The loss on redemption of $3 was included in Other (income) expenses -- net in 2000.

(f) The EMTN notes of principal amounts of Euro400 million, Euro13 million and Euro8 million with rates tied to EURIBOR or LIBOR were swapped for CHF608 million, (pound)9 million and (pound)5 million, respectively.

(g) Debenture holders are entitled to receive at their option 1,772 common shares held by the Company in NLM, a portfolio investment, in exchange for each ten thousand dollar principal amount of debentures. The Company can redeem the debentures at 100% of the principal.

The Company has swapped, to 2002, the interest payments on $59 ($61 in 2000) of its floating rate debt in exchange for fixed interest payments.

Based on rates of exchange at year-end, debt repayment requirements over the next five years amount to $652 in 2002, $245 in 2003, $103 in 2004, $86 in 2005
and $555 in 2006.

16.  PREFERENCE SHARES

AUTHORIZED

An unlimited number of preference shares issuable in series. All shares are without nominal or par value.

AUTHORIZED AND OUTSTANDING

In each of the years 2001, 2000 and 1999, there were authorized and outstanding 5,700,000 series C and 3,000,000 series E redeemable non-retractable preference shares with stated values of $106 and $54, respectively.

Preference shares, series C and E are eligible for quarterly dividends based on an amount related to the average of the Canadian prime interest rates quoted by two major Canadian banks for stated periods. The dividends on series C and E preference shares are cumulative.

Preference shares, series C and E may be called for redemption at the option of the Company on 30 days' notice at CAN$25.00 per share.

Any partial redemption of preference shares must be made on a pro rata basis or by lot.

17.  COMMON SHARES

The authorized common share capital is an unlimited number of common shares without nominal or par value. Changes in outstanding common shares are summarized below:

                                          Number (in thousands)                   Stated Value
                                      2001        2000          1999        2001       2000       1999
                                      ----        ----          ----        ----       ----       ----
OUTSTANDING -- BEGINNING OF YEAR   317,921     218,315       226,003    $  4,597   $  1,230    $  1,251
ISSUED FOR CASH:

Executive share option plan          2,158         521           886          55         13          19
Dividend reinvestment
  and share purchase plans             135         237           271           5          8           8
Issued in exchange for
  tendered algroup shares              688*    115,446**          --          30      3,476          --
Purchased for cancellation              --     (16,598)       (8,845)         --       (130)        (48)
                                   -------     -------       -------    --------   --------    --------
OUTSTANDING -- END OF YEAR         320,902     317,921       218,315    $  4,687   $  4,597    $  1,230
                                   =======     =======       =======    ========   ========    ========

* The 688 common shares were issued to acquire the remaining algroup shares in accordance with the provisions of Swiss law.

** 115,386 common shares were issued in accordance with the Company's share exchange offer; 60 common shares were issued after the Company's share exchange offer.

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


                                 Average exercise price (CAN$)   Number (in thousands)
                                 -----------------------------  ------------------------
                                    2001     2000       1999    2001      2000      1999
                                    ----     ----       ----    ----      ----      ----
OUTSTANDING -- BEGINNING OF YEAR  $43.20   $40.91     $38.16   7,326     5,472     5,156
Granted                           $50.96   $46.52     $45.41   1,945     2,422     1,315
Exercised                         $39.85   $35.75     $32.76  (2,158)     (521)     (886)
Cancelled                         $39.08   $31.37     $31.80      (5)      (47)     (113)
                                  ------   ------     ------      --       ---      ----
OUTSTANDING -- END OF YEAR        $46.34   $43.20     $40.91   7,108     7,326     5,472
                                  ======   ======     ======   =====     =====     =====

RANGE OF EXERCISE PRICES FOR OPTIONS OUTSTANDING AT DECEMBER 31, 2001

           Range of Exercise Prices (CAN$)            Number of Options (in thousands)
           -------------------------------            --------------------------------
                    $21.94 - $34.00                                  93
                    $34.01 - $40.00                                 541
                    $40.01 - $46.00                               1,378
                    $46.01 - $52.00                               4,370
                    $52.01 - $59.35                                 726
                                                                   -----
                                                                   7,108
                                                                   =====

At December 31, 2001, approximately 4,665,000 (2000: 4,913,000; 1999: 3,099,000)
of outstanding options with an average exercise price of CAN$44.91 (2000:
CAN$41.56; 1999: CAN$38.12) were vested.

Upon consummation of the combination with Alusuisse Group Ltd, described in note 5, all options granted under the Company's executive share option plan prior to the consummation were vested.

At December 31, 2001, the Company had reserved for issue under the executive share option plan 15,700,844 shares.

The Company does not recognize compensation expense for options granted under the executive share option plan. If the Company had elected to recognize compensation expense for these options in accordance with the methodology prescribed by Statement No. 123 of the U.S. Financial Accounting Standards Board
(FASB), net income would have been lower by $5, or $0.02 per share ($29, or $0.12 per share, in 2000 and $13, or $0.06 per share, in 1999).

The FASB provides the choice of either recognizing the compensation expense in the financial statements or disclosing it in the notes to the financial statements. To compute the notional compensation expense, the Black-Scholes valuation model was used to determine the fair value of the options granted. Using the model, the fair value of options averages approximately 31% to 37% of the exercise price.

In addition, a small number of employees are entitled to receive stock price appreciation units whereby they are entitled to receive cash in an amount equal to the excess of the market value of a share on the date of exercise over the market value of a share as of the date of grant of such units. In 2001, 311,060 such units were granted of which none were vested. The vesting period is linked to Alcan's share price performance, but does not exceed nine years.

In June 2000, the Company obtained authorization, which terminated on June 18, 2001, to repurchase up to 21,800,000 common shares under a normal course issuer bid. In 2001, no common shares were purchased under this authorization and in 2000, 16,598,100 common shares were purchased and cancelled at a cost of $530. In 1999, 8,845,000 common shares for an amount of $219 were purchased and cancelled under a previous authorization.

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

18.  RETAINED EARNINGS

Consolidated retained earnings at December 31, 2001, include $3,243 of undistributed earnings of subsidiaries and joint ventures, some part of which may be subject to certain taxes and other restrictions on distribution to the parent company; no provision is made for such taxes because these earnings are reinvested in the businesses.

19.  COMMITMENTS AND CONTINGENCIES

The Company has guaranteed the repayment of approximately $17 of indebtedness by third parties. Alcan believes that none of these guarantees is likely to be invoked. Commitments with third parties and certain related companies for supplies of goods and services are estimated at $175 in 2002, $94 in 2003, $103 in 2004, $86 in 2005, $86 in 2006, and $884 thereafter. Total payments to these entities, excluding $218 in relation to the smelter at Alma, were $36 in 2001, $106 in 2000 and $18 in 1999.

In 1997, as part of the claim settlement arrangements related to the British Columbia Government's cancellation of the Kemano Completion Project, Alcan received the right to transfer a portion of a power supply contract with BC Hydro to a third party. Alcan sold the right to supply this portion to Enron Power Marketing Inc. (EPMI), a subsidiary of Enron Corporation (Enron) for cash consideration. In order to obtain the consent of BC Hydro to this sale, Alcan was required to retain residual liability for EPMI's obligations arising from the supply contract, including in the event that EPMI became unable to perform. This contingent liability is subject to a maximum aggregate amount of $100, with mitigation and subrogation rights. On December 2, 2001, EPMI and Enron filed for protection under Chapter 11 of the U.S. Bankruptcy Code. The Company is unable to estimate reasonably the amount of the contingent loss, if any, after mitigation, which might arise in respect of this matter.

Minimum rental obligations are estimated at $48 in 2002, $36 in 2003, $29 in 2004, $26 in 2005, $20 in 2006 and $100 thereafter. Total rental expenses amounted to $72 in 2001, $58 in 2000 and $57 in 1999.

Alcan, in the course of its operations, is subject to environmental and other claims, lawsuits and contingencies. The Company has environmental contingencies relating to approximately 30 existing and former Alcan sites and third-party sites. Accruals have been made in specific instances where it is probable that liabilities will be incurred and where such liabilities can be reasonably estimated. Environmental provisions were recorded in 2001 for treatment costs relating to spent potlining in Canada and for remediation costs relating to red mud disposal and other sites in Canada and the U.K.

Although it is possible that liabilities may arise in other instances for which no accruals have been made, the Company does not believe that such an outcome will significantly impair its operations or have a material adverse effect on its financial position.

In addition, see reference to income taxes in note 8, capital expenditures in note 12, debt repayments in note 15, financial instruments and commodity contracts in note 21 and subsequent event in note 27.

20.  CURRENCY GAINS AND LOSSES

The following are the amounts recognized in the financial statements:

                                                         2001     2000     1999
                                                         ----     ----     ----
CURRENCY GAINS (LOSSES) EXCLUDING REALIZED
  DEFERRED TRANSLATION ADJUSTMENTS:

Forward exchange contracts and currency options         $  15    $  34    $ (23)
Other                                                     (23)      (2)     (15)
                                                        -----    -----    -----
                                                        $  (8)   $  32    $ (38)
                                                        -----    -----    -----
DEFERRED TRANSLATION ADJUSTMENTS -- BEGINNING OF YEAR   $ (20)   $ (76)   $  30
Effect of exchange rate changes                          (133)       9     (100)
Losses (Gains) realized*                                    2       47       (6)
                                                        -----    -----    -----
BALANCE -- END OF YEAR                                  $(151)   $ (20)   $ (76)
                                                        =====    =====    =====

* The loss realized in 2000 related principally to the sale of the Company's investment in Indian Aluminium Company, Limited. The gain realized in 1999 related principally to the sale of a portion of the Company's investment in Nippon Light Metal Company, Ltd.

In 2001, $6 ($26 in 2000 and $25 in 1999) of exchange losses relates to hedging of Canadian dollar construction costs of the new smelter at Alma, Quebec. In 2001, these costs are included in Property, plant and equipment -- cost and in 2000 and 1999, were included in Construction work in progress. In addition, see note 8 for amounts of exchange gains and losses included in income taxes.

21. FINANCIAL INSTRUMENTS AND COMMODITY CONTRACTS

In conducting its business, the Company uses various derivative and non-derivative instruments, including forward contracts and options, to manage the risks arising from fluctuations in exchange rates, interest rates and aluminum prices. All such instruments are used for risk management purposes only.

DERIVATIVES -- CURRENCY

In order to hedge certain identifiable foreign currency revenue and operating cost exposures as well as certain capital commitments, the Company enters into forward exchange and option contracts. Also, as indicated in note 15, certain of the Company's foreign currency denominated debts have been swapped.

Outstanding at December 31                                           2001                  2000                 1999
--------------------------                                     -----------------     -----------------    -----------------
Financial                                                      NOTIONAL   MARKET     NOTIONAL   MARKET    NOTIONAL   MARKET
Instrument            Hedge                                     AMOUNT     VALUE      AMOUNT     VALUE     AMOUNT     VALUE
----------------      -----                                     ------     -----      ------     -----     ------     -----
Forward exchange      Future firm net operating
  contracts           cash flows                                $ 933      $ (16)   $ 2,248      $  14       $ 507    $  29
Options               Future firm operating
                      cost commitments                            220         (1)        58         (2)        199        4
Forward exchange      Future commitments(1)                        20         --        212         --         490        8
  contracts
Options               Future commitments(1)                        --         --         --         --          55        1
Forward exchange      Intercompany foreign currency
  contracts           denominated loans                           415         (7)       193         (3)        204       --
Cross currency        To swap US$ commercial
  interest swap       paper borrowings for CHF(2)                 307          3        518        (48)         --       --
Cross currency        To swap CAN$ commercial
  interest swap       paper borrowings to US$(3)                  599         (9)       894         17          --       --
Cross currency        To swap 5.375% CHF178 million
  interest swap       bonds to US$(4)                             105         --        105          4         105        6
Cross currency        To swap Euro 400 million medium
  interest swap       term notes to CHF608 million(5)             360         (8)       373          1          --       --
Cross currency        To swap Euro 21 million medium
  interest swap       term notes to (pound)14 million(5)           20         (2)        21         --          --       --

(1) Mainly Canadian dollar, principally for the construction of the smelter at Alma, Quebec.

(2) An amount of $8 ($(48) in 2000) has been recorded in the balance sheet. Because the swap is hedging an intercompany CHF loan, it has no net income impact. The CHF920 million swap outstanding at December 31, 2000, matured in February 2001. The CHF505 million swap outstanding at the end of the current year matures in May 2002.

(3) An amount of $(12) ($12 in 2000) related to the swap of the principal has been recorded in Deferred charges and other assets. The CAN$1,368 million swap outstanding at December 31, 2000, matured during the current year. The CAN$940 million swap outstanding at December 31, 2001, matures at various dates in 2002.

(4) The 5.375% Swiss franc bonds of principal amount of CHF178 million have been swapped for $105 at an effective interest rate of 8.98%. An amount of nil related to the swap of the principal ($4 in 2000 and $6 in 1999) has been recorded in Deferred charges and other assets. The swap matures in April 2003.

(5) Part of the Euro Medium Term Note Program. An amount of $(8) ($1 in 2000) has been recorded in the balance sheet.

Unrealized gains and losses on outstanding forward contracts and options are not recorded in the financial statements until maturity of the underlying transactions.

Included in Deferred charges and other assets and Other receivables is an amount of nil ($1 in 2000 and $42 in 1999) consisting of net losses on terminated forward exchange contracts and options, as well as the net cost of outstanding options, used to hedge future costs. These deferred charges are included in the cost of the items being hedged at the same time as the underlying transactions being hedged are recognized.

DERIVATIVES -- INTEREST RATES

The Company sometimes enters into interest rate swaps to manage funding costs as well as the volatility of interest rates. Amounts receivable or payable related to swaps are recorded in Interest concurrently with the interest expense on the underlying debt.

Changes in the fair value of the interest rate swaps are not recognized on a mark-to-market basis since these relate specifically to interest costs on identifiable debt.

If all interest rate swap agreements had been closed out on December 31, 2001, the Company would have paid $1 (received $2 in 2000). There were no significant interest rate swap agreements outstanding at December 31, 1999.

DERIVATIVES AND COMMODITY CONTRACTS -- METAL

Depending on supply and market conditions, as well as for logistical reasons, the Company may sell primary metal to third parties and may purchase primary and secondary aluminum on the open market to meet its fabricated products requirements. In addition, the Company may hedge certain commitments arising from pricing arrangements with some of its customers.

Through the use of forward purchase and sales contracts and options, the Company seeks to limit the negative impact of low metal prices while retaining most of the benefit from higher metal prices.

At December 31, 2001, the Company had outstanding forward contracts (principally forward purchase contracts) covering 650,400 tonnes (410,650 tonnes at December 31, 2000 and 326,800 tonnes at December 31, 1999), maturing at various dates principally in 2002, 2003 and 2004 (2001, 2002 and 2003 at December 31, 2000;
2000, 2001 and 2002 at December 31, 1999). In addition, the Company held call options outstanding for 379,925 tonnes (175,650 tonnes at December 31, 2000 and 135,500 tonnes at December 31, 1999) maturing at various dates in 2002 and 2003 (2001 and 2002 at December 31, 2000; 2000 and 2001 at December 31, 1999).

At December 31, 2001, the Company had put options outstanding for 42,000 tonnes, maturing in 2002 (151,000 tonnes maturing in 2001, 2002 and 2003 at December 31, 2000 and 27,300 tonnes maturing in 2000 and 2001 at December 31, 1999).

Included in Other receivables or Deferred charges and other assets is $12 ($23 in 2000 and $7 in 1999) representing the net cost of outstanding options.

The option premiums paid and received, together with the realized gains or losses on the contracts, are included in Sales and operating revenues or Cost of sales and operating expenses, as applicable, concurrently with recognition of the underlying items being hedged.

Based on metal prices prevailing on December 31, 2001, if all commodity forward purchase and sale contracts and options had been closed out, the Company would have paid $25 (received $10 in 2000 and $64 in 1999).

DERIVATIVES -- OIL

As a hedge of future oil purchases, as at December 31, 2001, the Company had outstanding approximately 5.4 million barrels (18.1 million barrels at December 31, 2000) of oil futures, maturing at various times in the years 2002 to 2004 (2001 to 2006 at December 31, 2000). Based on oil prices prevailing on December 31, 2001, if all these futures had been closed out, the Company would have paid $2 (paid $7 in 2000).

DERIVATIVES -- NATURAL GAS

As a hedge of future natural gas purchases, as at December 31, 2001, the Company had outstanding approximately 184 contracts for a total purchase of 5.3 million decatherms of natural gas, maturing at various times throughout 2002. Based on natural gas prices prevailing at December 31, 2001, if all these futures had been closed out, the Company would have paid $4.

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

FINANCIAL INSTRUMENTS -- MARKET VALUE

On December 31, 2001, the fair value of the Company's long-term debt totalling $3,536 ($3,528 in 2000 and $1,322 in 1999) was $3,579 ($3,516 in 2000 and $1,323
in 1999), based on market prices for the Company's fixed rate securities and the book value of variable rate debt.

At December 31, 2001, the quoted market value of the Company's portfolio investments having a book value of $31 ($31 in 2000 and $21 in 1999) was $39 ($46 in 2000 and $39 in 1999).

At December 31, 2001, the market value of the Company's preference shares having a book value of $160 ($160 in 2000 and 1999) was $128 ($139 in 2000 and 1999).

The market values of all other financial assets and liabilities are approximately equal to their carrying values.

22. SUPPLEMENTARY INFORMATION

                                                  2001      2000        1999
                                                  ----      ----        ----
INCOME STATEMENT

Interest on long-term debt                        $  218    $  123    $  104
Capitalized interest                              $  (30)   $  (81)   $  (41)
                                                  -------   -------   -------
BALANCE SHEET

Payables
   Income and other taxes                         $  203    $  170    $   31
   Accrued employment costs                       $  242    $  288    $  205
Short-term borrowings                             $  555    $1,080    $  167

At December 31, 2001, the weighted average interest rate on short-term borrowings was 4.9% (6.5% in 2000 and 6.7% in 1999)

STATEMENT OF CASH FLOWS

Interest paid                                                     $   265    $   161    $   128
Income taxes paid                                                 $   213    $   203    $    96
                                                                  -------    -------    -------


23.  POST-RETIREMENT BENEFITS

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

                                            Pension Benefits                  Other Benefits
                                       2001       2000       1999       2001       2000       1999
                                       ----       ----       ----       ----       ----       ----
CHANGE IN BENEFIT OBLIGATION

Benefit obligation at January 1     $ 6,317    $ 4,047    $ 3,827    $   201    $   186    $   176
Service cost                            120         83         99          5          5          4
Interest cost                           376        255        241         15         12         11
Members' contributions                   26         21         21         --         --         --
Benefits paid                          (346)      (217)      (209)       (12)       (10)       (10)
Amendments                              153        435         66         --         (1)         3
Acquisitions/divestitures               (71)     2,047         (5)        --         27         --
Actuarial (gain) loss                    23       (263)        59          8        (18)         2
Currency (gains) losses                 (84)       (91)       (52)        --         --         --
                                    -------    -------    -------    -------    -------    -------
Benefit obligation at December 31   $ 6,514    $ 6,317    $ 4,047    $   217    $   201    $   186
                                    =======    =======    =======    =======    =======    =======


                                          Pension Benefits                Other Benefits
                                     2001      2000        1999       2001      2000      1999
---------------------------------------------------------------------------------------------------------------------------------
CHANGE IN MARKET VALUE
  OF PLAN ASSETS (ASSETS)

Assets at January 1               $ 7,014    $ 4,917    $ 4,298    $     5    $    --    $    --
Actual return on assets              (537)       250        800         --         --         --
Members' contributions                 26         21         21         --         --         --
Benefits paid                        (346)      (217)      (209)        (2)        --         --
Company contributions                  80         44         44          1         --         --
Acquisitions/divestitures            (117)     2,087         --         --          5         --
Currency gains (losses)               (73)       (88)       (37)        --         --         --
                                  -------    -------    -------    -------    -------    -------
Assets at December 31             $ 6,047    $ 7,014    $ 4,917    $     4    $     5    $    --
                                  -------    -------    -------    -------    -------    -------
Assets in excess of (less than)
  benefit obligation              $  (467)   $   697    $   870    $  (213)   $  (196)   $  (186)
Unamortized
   -- actuarial (gains) losses       (193)    (1,311)    (1,115)       (24)       (39)       (17)
   -- prior service cost              653        590        246          1          1          2
                                  -------    -------    -------    -------    -------    -------
NET ASSET (LIABILITY)
  IN BALANCE SHEET                $    (7)   $   (24)   $     1    $  (236)   $  (234)   $  (201)
                                  =======    =======    =======    =======    =======    =======

The accumulated benefit obligation (ABO) of pension plans is $5,938 ($5,867 in 2000 and $3,661 in 1999). For certain plans, the ABO exceeds the market value of the assets. For these plans, the ABO is $2,414 ($588 in 2000 and $158 in 1999) while the market value of the assets is $1,882 ($308 in 2000 and $28 in 1999).

                                           Pension Benefits            Other Benefits
                                        2001     2000     1999     2001     2000     1999
                                        ----     ----     ----     ----     ----     ----
COMPONENTS OF NET PERIODIC
  BENEFIT COST

Service cost                           $ 120    $  83    $  99    $   5    $   5    $   4
Interest cost                            376      255      241       15       12       11
Expected return on assets               (480)    (345)    (301)      (1)      --       --
Amortization
   -- actuarial gains                    (47)    (102)     (86)      (1)      (2)      (3)
   -- prior service cost                  89       89       76       --       --       (4)
Curtailment/settlement
  (gains) losses                          40       --       --       --       --       --
                                       -----    -----    -----    -----    -----    -----
NET PERIODIC BENEFIT COST              $  98    $ (20)   $  29    $  18    $  15    $   8
                                       =====    =====    =====    =====    =====    =====

                                  Pension Benefits     Other Benefits
                                 2001   2000   1999   2001   2000  1999
                                 ----   ----   ----   ----   ----  ----
WEIGHTED AVERAGE ASSUMPTIONS
  AT DECEMBER 31
Discount rate                    6.1%   6.3%   6.5%   6.9%   7.3%   6.9%
Average compensation growth      3.6%   3.7%   4.3%   4.4%   4.5%   5.0%
Expected return on assets        7.3%   7.0%   7.3%   8.5%    n/a    n/a
                                 ====   ====   ====   ====   ====   ====


The assumed health care cost trend rate used for measurement purposes is 8% for 2002, decreasing gradually to 4.9% in 2006 and remaining at that level thereafter. A one percentage point change in assumed health care cost trend rates would have the following effects:

                                                   Other Benefits
                                                 1%             1%
                                           Increase       Decrease
                                           --------       --------
SENSITIVITY ANALYSIS

Effect on service and interest costs              1             (1)
Effect on benefit obligation                     10             (9)
                                                 --             --

24.  INFORMATION BY GEOGRAPHIC AREAS

                                        Location                                2001       2000       1999
                                        --------                                ----       ----       ----
SALES AND OPERATING REVENUES            Canada                            $      585  $     625  $     620
-- THIRD PARTIES (BY DESTINATION)       United States                          4,598      3,665      3,067
                                        Brazil                                   470        465        371
                                        United Kingdom                         1,065        600        450
                                        Germany                                1,388        756        641
                                        Switzerland                              194         65         25
                                        Other Europe                           2,347      1,475      1,224
                                        Australia                                 39        131         60
                                        Asia and Other Pacific                 1,710      1,228        817
                                        All other                                230        138         49
                                                                          ----------  ---------  ---------
                                        Total                             $   12,626  $   9,148  $   7,324

SALES AND OPERATING REVENUES            Canada                            $    2,127  $   2,042  $   1,852
-- INTERCOMPANY (BY ORIGIN)             United States                            541        563        528
                                        Brazil                                    64         44         56
                                        United Kingdom                           408        373        327
                                        Germany                                  242        181        147
                                        Switzerland                              676        237         75
                                        Other Europe                             612        151         34
                                        Australia                                288        114         72
                                        Asia and Other Pacific                     5          9         --
                                        All other                                190        322        260
                                                                          ----------  ---------  ---------
                                        Sub-total                              5,153      4,036      3,351
                                        Consolidation eliminations           (5,153)    (4,036)    (3,351)
                                                                          ----------  ---------  ---------
                                        Total                             $       --  $      --  $      --
                                                                          ----------  ---------  ---------
                                        Sales to subsidiary companies are
                                        made at fair market prices
                                        recognizing volume, continuity of
                                        supply and other factors.

SALES AND OPERATING REVENUES            Canada                            $    1,045  $     915  $     941
-- THIRD PARTIES (BY ORIGIN)            United States                          4,355      3,713      3,119
                                        Brazil                                   424        443        334
                                        United Kingdom                           913        565        445
                                        Germany                                2,022      1,401      1,196
                                        Switzerland                            1,436        414         50
                                        Other Europe                           1,100        599        470
                                        Australia                                208        137         60
                                        Asia and Other Pacific                 1,014        857        611
                                        All other                                109        104         98
                                                                          ----------  ---------  ---------
                                        Total                             $   12,626  $   9,148  $   7,324
                                                                          ----------  ---------  ---------
NET INCOME                              Canada                            $      (54) $     295  $     111
(LOSS)(*) (**)                          United States                            137        155        178
                                        Brazil                                    29         34          5
                                        United Kingdom                          (139)        10         18
                                        Germany                                   19         43         30
                                        Switzerland                              (14)         1          3
                                        Other Europe                              (4)        25         13
                                        Australia                                 87         59         36
                                        Asia and Other Pacific                   (30)       (22)        46
                                        All other                                (38)        48         33
                                        Consolidation eliminations                12        (30)       (13)
                                                                          ----------  ---------  ---------
                                        Total                             $       5   $     618  $     460
                                                                          ==========  =========  =========


(*) In 2001, net income includes after-tax charges (income) pertaining to restructuring and merger integration costs, revisions to environmental provisions, impairment provisions, business disposal loss and a prior year tax adjustment of $200 for Canada, $23 for the United States, $2 for Brazil, $163 for the United Kingdom, $(3) for Germany, $11 for Switzerland, $42 for Other Europe, $1 for Australia, $4 for Asia and Other Pacific and $90 for All other. See note 7.

(**) If presented to reflect the effect of prior years' income tax reassessments described in note 8, in addition to the net benefit of $31 recorded in Canada in 1999, net income in Canada in 1999 would be increased by a further $68 and decreased by $52 in the United States, $8 in the United Kingdom and $8 in Germany. In 2000, net income in Canada would be increased by a further $25 and decreased by $14 in the United States, $5 in the United Kingdom and $6 in Germany.

                                        Location                                2001       2000       1999
                                        --------                                ----       ----       ----
CAPITAL ASSETS AND GOODWILL             Canada                            $    4,114  $   4,002  $   3,050
 NET AT DECEMBER 31(*)                  United States                          1,689      1,579        681
                                        Brazil                                   731        736        743
                                        United Kingdom                           826      1,047        444
                                        Germany                                1,166      1,322        499
                                        Switzerland                              718        752         34
                                        Other Europe                           1,794      1,713        113
                                        Australia                              1,199        959         71
                                        Asia and Other Pacific                   607        626        504
                                        All other                                 81        296        295
                                                                          ----------  ---------  ---------
                                        Total                             $   12,925  $  13,032  $   6,434
                                                                          ----------  ---------  ---------
CAPITAL EXPENDITURES                    Canada                            $      399  $   1,097  $     845
AND BUSINESS ACQUISITIONS               United States                            196        113         63
                                        Brazil                                    61         42         86
                                        United Kingdom                            94         49         41
                                        Germany                                   73         55         49
                                        Switzerland                               45         18          2
                                        Other Europe                             124         79         19
                                        Australia                                416         12          4
                                        Asia and Other Pacific                    79        239        154
                                        All other                                 27         31         35
                                                                          ----------  ---------  ---------
                                        Total                             $    1,514  $   1,735  $   1,298
                                                                          ----------  ---------  ---------
AVERAGE NUMBER OF EMPLOYEES             Canada                                    12         11         11
(in thousands)                          United States                             10          5          4
                                        Brazil                                     3          3          3
                                        United Kingdom                             6          3          3
                                        Germany                                    8          4          4
                                        Switzerland                                4          1         --
                                        Other Europe                               6          2          2
                                        Australia                                  1         --         --
                                        Asia and Other Pacific                     2          5          8
                                        All other                                  1          3          3
                                                                          ----------  ---------  ---------
                                        Total                                     53         37         38
                                                                          ----------  ---------  ---------

(*) In 2001, Capital assets and goodwill -- net includes asset write-offs of $31 for Canada, $33 for the United States, $1 for Brazil, $127 for the United Kingdom, $8 for Germany, $4 for Switzerland, $7 for Other Europe and $11 for Asia and Other Pacific.

25. INFORMATION BY OPERATING SEGMENT

The following presents selected information by operating segment, viewed on a stand-alone basis. The four operating segments are Primary Metal; Aluminum Fabrication, Americas and Asia; Aluminum Fabrication, Europe; and Packaging. Transactions between operating segments are conducted on an arm's-length basis and reflect market prices. Thus, earnings from the Primary Metal group is mainly profit on metal produced by the Company, whether sold to third parties or used in the Company's Fabrication and Packaging groups. Earnings from the Fabrication and Packaging groups represent only the fabricating profit on rolled and packaging products and downstream businesses. The accounting principles used to prepare the information by operating segment are the same as those used to prepare the consolidated financial statements of the Company except that the pension costs for the operating segments are based on the normal current service cost with all actuarial gains, losses and other adjustments being included in Intersegment and other. Some Corporate office and certain other costs have been allocated to the respective operating segments.

Effective January 1, 2002, a new operating management structure comprised of six business groups was put in place. The six business groups are Bauxite, Alumina and Specialty Chemicals; Primary Metal; Rolled Products Americas and Asia; Rolled Products Europe; Engineered Products; and Packaging.

Sales and operating revenues                           Intersegment                        Third parties
                                                2001        2000        1999        2001        2000         1999
                                                ----        ----        ----        ----        ----         ----
Primary Metal                                $ 2,136     $ 1,667     $ 1,317    $  3,000     $ 2,123      $ 1,689
Aluminum Fabrication,
  Americas and Asia                              173          82          80       3,816       3,929        3,402
Aluminum Fabrication, Europe                     231         289         268       2,919       1,854        1,524
Packaging                                         60          58          55       2,861       1,216          681
Intersegment and other                        (2,600)     (2,096)     (1,720)         30          26           28
                                              ------      ------      ------    --------     -------      -------
                                             $    --     $    --     $    --    $ 12,626     $ 9,148      $ 7,324
                                              ------      ------      ------    --------     -------      -------

EBITDA                                          2001       2000       1999
------                                          ----       ----       ----
Primary Metal                                $ 1,117    $   994    $   557
Aluminum Fabrication,
  Americas and Asia                              325        296        349
Aluminum Fabrication, Europe                     159        164        144
Packaging                                        352         73         43
                                             -------    -------    -------
EBITDA from operating segments                 1,953      1,527      1,093
Depreciation and amortization                   (820)      (545)      (477)
Restructuring, impairment
  and other special charges                     (657)        --         --
Intersegment and other                           (40)        32        182
Corporate office                                 (75)       (49)       (37)
Interest                                        (254)       (78)       (76)
Income taxes                                     (42)      (254)      (211)
Minority interests                                13          1        (14)
                                             -------    -------    -------
NET INCOME BEFORE AMORTIZATION OF GOODWILL   $    78    $   634    $   460
                                             -------    -------    -------
NET INCOME AFTER AMORTIZATION OF GOODWILL    $     5    $   618    $   460
                                             =======    =======    =======

Included in 2001 EBITDA for Primary Metal and Packaging are $1 and $(5) related to rationalization costs (write-back of provision), respectively.

Restructuring, impairment and other special charges for 2001 includes $300 for Primary Metal, $20 for Aluminum Fabrication, Americas and Asia, $201 for Aluminum Fabrication, Europe, $95 for Packaging and $41 for Intersegment and other.

Included in 2001 Intersegment and other is a loss on the sale of Jamaican bauxite and alumina operations of $123.

Included in 2000 EBITDA for Primary Metal and Packaging are $18 and $26 related to rationalization costs, respectively.

Included in 1999 EBITDA for Primary Metal is $38 related to rationalization costs.

Included in 1999 Intersegment and other are a gain of $44 from the sale of the Company's piston operations in Germany, a gain of $37 from the sale of a portion of the Company's portfolio investment in NLM, a gain of $19 from the sale of property in the U.K. and a gain of $8 from the sale of a subsidiary in France.

Total assets at December 31                  2001      2000      1999
---------------------------                  ----      ----      ----
Primary Metal                             $ 7,974   $ 7,772   $ 4,793
Aluminum Fabrication, Americas and Asia     2,717     2,949     2,848
Aluminum Fabrication, Europe                2,919     3,326     1,299
Packaging                                   3,533     3,712       405
Cash and other corporate items                336       648       504
                                          -------   -------   -------
                                          $17,479   $18,407   $ 9,849
                                          =======   =======   =======

                             Depreciation and amortization   Capital expenditures
                                 2001     2000     1999     2001     2000     1999
                                 ----     ----     ----     ----     ----     ----
Primary Metal                  $  351   $  243   $  232   $  941   $1,114   $  907
Aluminum Fabrication,
  Americas and Asia               156      154      140      158      365      303
Aluminum Fabrication, Europe      134       76       67      126      110       60
Packaging                         166       62       28      266       97       20
Intersegment and other             13       10       10       23       49        8
                               ------   ------   ------   ------   ------   ------
                               $  820   $  545   $  477   $1,514   $1,735   $1,298
                               ======   ======   ======   ======   ======   ======

26.  PRIOR YEAR AMOUNTS

Certain prior year amounts have been reclassified to conform with the 2001 presentation.

27.  SUBSEQUENT EVENT

On February 8, 2002, the Company announced that it had concluded an agreement to purchase a 20% interest in the 243,000-tonne Aluminerie Alouette smelter located in Sept-Iles, Quebec, Canada, at a cost of approximately $165 from the Societe generale de financement du Quebec. The transaction is subject to the approval of the Aluminerie Alouette owners in accordance with the requirements of the consortium agreement as well as applicable regulatory approvals and the completion of due diligence and corresponding final approval by the Company's Board of Directors. The transaction is expected to be completed on or about April 30, 2002.

QUARTERLY FINANCIAL DATA
(in millions of US$, except where indicated)

(unaudited)                                   First      Second     Third      Fourth       Year
-----------                                  --------   --------   --------   --------    --------
2001
Revenues                                     $  3,270   $  3,162   $  3,157   $  3,037    $ 12,626
Cost of sales and operating expenses            2,577      2,474      2,484      2,464       9,999
Depreciation and amortization                     196        204        204        216         820
Income taxes                                       58        101         67       (184)         42
Other items                                       284        291        232        880       1,687
                                             --------   --------   --------   --------    --------
Net income (loss) before amortization
    of goodwill                                   155         92        170       (339)         78
Amortization of goodwill                           18         18         19         18          73
                                             --------   --------   --------   --------    --------
Net income (loss)(1)                         $    137   $     74   $    151   $   (357)   $      5
Dividends on preference shares                      2          2          2          2           8
                                             --------   --------   --------   --------    --------
Net income (loss) attributable
    to common shareholders                   $    135   $     72   $    149   $   (359)   $     (3)
                                             --------   --------   --------   --------    --------
Net income (loss) per common share
    before amortization of goodwill
    (basic and diluted) (in US$)(2)          $   0.48   $   0.28   $   0.52   $  (1.06)   $   0.22
Amortization of goodwill per common
    share (in US$)(2)                            0.06       0.05       0.06       0.06        0.23
                                             --------   --------   --------   --------    --------
Net income (loss) per common share
    (basic and diluted) (in US$)(2)          $   0.42   $   0.23   $   0.46   $  (1.12)   $  (0.01)
Net income (loss) under U.S. GAAP(3)         $     74   $     94   $    104   $   (326)   $    (54)
                                             --------   --------   --------   --------    --------

(1) (2) (3) See page 69

(unaudited)                                   First      Second     Third      Fourth       Year
-----------                                  --------   --------   --------   --------    --------
2000
Revenues                                     $  1,962   $  2,025   $  1,979   $  3,182    $  9,148
Cost of sales and operating expenses            1,454      1,560      1,530      2,569       7,113
Depreciation and amortization                     116        114        120        195         545
Income taxes                                      104         88         34         28         254
Other items                                       114        110        114        264         602
                                             --------   --------   --------   --------    --------
Net income before amortization of goodwill        174        153        181        126         634
Amortization of goodwill                           --         --         --         16          16
                                             --------   --------   --------   --------    --------
Net income(1)                                $    174   $    153   $    181   $    110    $    618
Dividends on preference shares                      2          3          2          3          10
                                             --------   --------   --------   --------    --------
Net income attributable to common
    shareholders                             $    172   $    150   $    179   $    107    $    608
                                             --------   --------   --------   --------    --------
Net income per common share before
    amortization of goodwill (basic
    and diluted) (in US$)(2)                 $   0.78   $   0.70   $   0.85   $   0.39    $   2.50
Amortization of goodwill per
    common share (in US$)(2)                       --         --         --       0.05        0.05
                                             --------   --------   --------   --------    --------
Net income per common share
    (basic and diluted) (in US$)(2)          $   0.78   $   0.70   $   0.85   $   0.34    $   2.45
Net income under U.S. GAAP(3)                $    171   $    152   $    179   $    104    $    606
                                             ========   ========   ========   ========    ========


1999
Revenues                                     $  1,822   $  1,776   $  1,820   $  1,906    $  7,324
Cost of sales and operating expenses            1,468      1,396      1,390      1,441       5,695
Depreciation and amortization                     118        117        116        126         477
Income taxes                                       34         69         71         37         211
Other items                                       164        123         85        109         481
                                             --------   --------   --------   --------    --------
Net income(1)                                $     38   $     71   $    158   $    193    $    460
Dividends on preference shares                      3          1          3          2           9
                                             --------   --------   --------   --------    --------
Net income attributable to common
    shareholders                             $     35   $     70   $    155   $    191    $    451
                                             --------   --------   --------   --------    --------
Net income per common share (basic
    and diluted) (in US$)(2)                 $   0.16   $   0.32   $   0.71   $   0.87    $   2.06
Net income under U.S. GAAP(3)                $     38   $     67   $    160   $    190    $    455
                                             --------   --------   --------   --------    --------

(1) The first quarter of 2001 includes after-tax charges for the impairment in value of fixed assets of $70 for Jamaica and rationalization costs of $1. The second quarter of 2001 includes an after-tax charge of $20 for post-closing adjustments relating to the divestment of Jamaica, partly offset by a write-back of rationalization costs of $4 in the U.K. The results for the fourth quarter of 2001 includes a net non-recurring after-tax charge of $446. This includes a $166 charge related to the restructuring program announced on October 17, 2001, and a $37 charge related to the synergy program announced in the fourth quarter of 2000 in relation to the merger with algroup. Also included are impairment provisions of $88 in relation to certain assets and capitalized project costs, a $167 charge related to environmental reserves, and a favourable prior year tax adjustment of $12.

     The second quarter of 2000 included an after-tax gain of $6 from disposal of property and a gain of $10 from the demutualization of the Company's life insurance providers. This was offset in part by a non-operating exceptional provision of $9 in the U.S., merger costs of $4 and rationalization costs of $2. The third quarter of 2000 included favourable tax adjustments of $43, partially offset by asset write-offs of $12. The fourth quarter of 2000 included non-cash merger charges related to the merger with algroup of $25, rationalization charges in respect of the closure of foil operations at Rogerstone in the U.K. of $18, asset write-offs of $6, partially offset by favourable tax adjustments of $14.

     The second quarter of 1999 included an after-tax gain of $26 on the sale of the Company's piston operations in Germany and a restructuring charge of $20 relating to the Company's Full Business Potential program. The third quarter of 1999 included after-tax gains on the sale of businesses, principally a further sale of shares in NLM in Japan and the Company's building products business in France, totalling $47, as well as rationalization costs of $5 in Primary Metal. The fourth quarter of 1999 included a favourable tax adjustment in Canada relating to prior periods of $31, a gain on disposal of property, principally in the U.K. of $17, offset in part by $8 from rationalization costs in the U.K. and Jamaica.

(2) Net income per common share calculations are based on the average number of common shares outstanding in each period. See note 4.

(3) See note 6 to the consolidated financial statements for explanation of differences between Canadian and U.S. GAAP.

ELEVEN-YEAR SUMMARY

                                                                        2001      2000      1999      1998      1997      1996
                                                                       ------    ------     -----     -----     -----     -----
CONSOLIDATED INCOME STATEMENT ITEMS (in millions of US$)
  Sales and operating revenues                                         12,626     9,148     7,324     7,789     7,777     7,614
  Cost of sales and operating expenses                                  9,999     7,113     5,695     6,076     6,005     5,919
  Depreciation and amortization                                           820       545       477       462       436       431
  Selling, administrative and general expenses                            547       405       375       448       444       422
  Research and development expenses                                       135        81        67        70        72        71
  Interest                                                                254        78        76        92       101       125
  Other (income) expenses -- net*                                         767        43       (52)      (12)      (34)       13
  Income taxes                                                             42       254       211       210       248       212
  Equity income (loss)                                                      3         4        (1)      (48)      (33)      (10)
  Minority interests                                                       13         1       (14)        4        (4)       (1)
                                                                       ------    ------     -----     -----     -----     -----
  Net income (Loss) before amortization of goodwill
     and extraordinary item                                                78       634       460       399       468       410
      Amortization of goodwill                                             73        16        --        --        --        --
                                                                       ------    ------     -----     -----     -----     -----
  Net income (Loss) before extraordinary item                               5       618       460       399       468       410
  Extraordinary gain (loss)                                                --        --        --        --        17        --
                                                                       ------    ------     -----     -----     -----     -----
  Net income (Loss)                                                         5       618       460       399       485       410
                                                                       ------    ------     -----     -----     -----     -----
  Net income (Loss) attributable to common shareholders                    (3)      608       451       389       475       394
                                                                       ------    ------     -----     -----     -----     -----
CONSOLIDATED BALANCE SHEET ITEMS (in millions of US$)
  Operating working capital                                             1,370     1,968     1,307     1,682     1,483     1,461
  Capital assets and goodwill -- net                                   12,925    13,032     6,434     5,897     5,458     5,470
  Total assets                                                         17,479    18,407     9,849     9,901     9,374     9,228
  Total debt                                                            4,091     4,608     1,489     1,789     1,515     1,516
  Deferred income taxes                                                 1,006     1,227       781       747       969       996
  Preference shares                                                       160       160       160       160       203       203
  Common shareholders' equity                                           8,631     8,867     5,381     5,359     4,871     4,661
                                                                       ------    ------     -----     -----     -----     -----

PER COMMON SHARE (in US$)
  Net income (Loss) before amortization of goodwill and
     extraordinary item                                                  0.22      2.50      2.06      1.71      2.02      1.74
  Net income (Loss) before extraordinary item                           (0.01)     2.45      2.06      1.71      2.02      1.74
  Net income (Loss)                                                     (0.01)     2.45      2.06      1.71      2.09      1.74
  Dividends paid                                                         0.60      0.60      0.60      0.60      0.60      0.60
  Common shareholders' equity                                           26.90     27.89     24.65     23.71     21.43     20.57
  Market price -- NYSE close                                            35.93     34.19     41.38     27.06     27.63     33.63
                                                                        -----     -----     -----     -----     -----     -----
OPERATING DATA (in thousands of tonnes except for LME price)
  CONSOLIDATED ALUMINUM SHIPMENTS
  Ingot products (includes primary and secondary ingot,
     trading and scrap)                                                 1,419       974       859       829       858       810

  Rolled products                                                       1,937     1,855     1,609     1,603        --        --
  Aluminum used in engineered products and packaging                      553       352       302       220        --        --
                                                                        -----     -----     -----     -----     -----     -----
  Total fabricated products                                             2,490     2,207     1,911     1,823     1,694     1,539
  Conversion of customer-owned metal                                      344       328       315       289       276       258
                                                                        -----     -----     -----     -----     -----     -----
  Total aluminum volume                                                 4,253     3,509     3,085     2,941     2,828     2,607
  Consolidated primary aluminum production                              2,042     1,562     1,518     1,481     1,429     1,407
  Consolidated aluminum purchases                                       1,822     1,670     1,297     1,227     1,254     1,003
  Consolidated aluminum inventories (end of year)                         539       568       477       469       451       408
  PRIMARY ALUMINUM CAPACITY
      Consolidated subsidiaries                                         2,252     1,899     1,583     1,706     1,558     1,561
      Total consolidated subsidiaries and related companies             2,252     1,899     1,583     1,706     1,695     1,698
  Average three-month LME price (US$ per tonne)                         1,454     1,567     1,388     1,379     1,620     1,536
                                                                        -----     -----     -----     -----     -----     -----
OTHER STATISTICS
  Cash from operating activities (in millions of US$)                   1,387     1,066     1,182       739       719       981
  Cash from (used for) financing activities (in millions of US$)         (247)      781      (629)      (95)      (46)     (700)
  Cash from (used for) investment activities (in millions of US$)      (1,275)   (2,083)     (838)     (656)     (587)      178
  Capital expenditures (in millions of US$)                             1,110     1,491     1,169       805       641       482
  Business acquisitions (in millions of US$)                              404       244       129        72        --        --
  Ratio of total borrowings to equity (%)                               32:68     33:67     21:79     24:76     23:77     23:77
  Average number of employees (in thousands)                               53        37        38        36        33        34
  Common shareholders -- registered (in thousands at end of year)          18        19        20        20        21        22
  Common shares outstanding (in millions at end of year)                  321       318       218       226       227       227
      Registered in Canada (%)**                                           79        76        61        60        61        61
      Registered in the United States (%)                                  21        24        39        39        39        39
      Registered in other countries (%)                                    --        --        --         1        --        --
  Return on average common shareholders' equity (%)                        --        10         9         7        10         9
                                                                        -----     -----     -----     -----     -----     -----

                                       70

ELEVEN-YEAR SUMMARY

                                                                     1995      1994      1993      1992      1991
                                                                    ------    ------     -----     -----     -----
CONSOLIDATED INCOME STATEMENT ITEMS (in millions of US$)
  Sales and operating revenues                                       9,287     8,216     7,232     7,596     7,748
  Cost of sales and operating expenses                               7,247     6,740     6,002     6,300     6,455
  Depreciation and amortization                                        447       431       443       449       429
  Selling, administrative and general expenses                         484       528       551       596       635
  Research and development expenses                                     76        72        99       125       131
  Interest                                                             204       219       212       254       246
  Other (income) expenses -- net*                                      (39)      (14)       31        49        81
  Income taxes                                                         326       112       (13)      (17)     (104)
  Equity income (loss)                                                  (3)      (29)      (12)       53        89
  Minority interests                                                     4        (3)        1        (5)       --
  Net income (Loss) before amortization of goodwill
     and extraordinary item                                            543        96      (104)     (112)      (36)
      Amortization of goodwill                                          --        --        --        --        --
                                                                    ------    ------     -----     -----     -----
  Net income (Loss) before extraordinary item                          543        96      (104)     (112)      (36)
  Extraordinary gain (loss)                                           (280)       --        --        --        --
                                                                    ------    ------     -----     -----     -----
  Net income (Loss)                                                    263        96      (104)     (112)      (36)
                                                                    ------    ------     -----     -----     -----
  Net income (Loss) attributable to common shareholders                239        75      (122)     (135)      (56)
                                                                    ------    ------     -----     -----     -----
CONSOLIDATED BALANCE SHEET ITEMS (in millions of US$)
  Operating working capital                                          1,731     1,675     1,314     1,460     1,717
  Capital assets and goodwill -- net                                 5,672     5,534     6,005     6,256     6,525
  Total assets                                                       9,736    10,003     9,812    10,154    10,843
  Total debt                                                         1,985     2,485     2,652     2,794     3,024
  Deferred income taxes                                                979       914       888       955     1,126
  Preference shares                                                    353       353       353       353       212
  Common shareholders' equity                                        4,482     4,308     4,096     4,266     4,730
                                                                    ------    ------     -----     -----     -----

PER COMMON SHARE (in US$)
  Net income (Loss) before amortization of goodwill
     and extraordinary item                                           2.30      0.34     (0.54)    (0.60)     (0.25)
  Net income (Loss) before extraordinary item                         2.30      0.34     (0.54)    (0.60)     (0.25)
  Net income (Loss)                                                   1.06      0.34     (0.54)    (0.60)     (0.25)
  Dividends paid                                                      0.45      0.30      0.30      0.45       0.86
  Common shareholders' equity                                        19.84     19.17     18.28     19.06      21.17
  Market price -- NYSE close                                         31.13     25.38     20.75     17.63      20.00
                                                                     -----     -----     -----     -----      -----
OPERATING DATA (in thousands of tonnes except for LME price)
  CONSOLIDATED ALUMINUM SHIPMENTS
  Ingot products (includes primary and secondary ingot,
     trading and scrap)                                                801       897       887       870        866
  Rolled products                                                       --        --        --        --         --
  Aluminum used in engineered products and packaging                    --        --        --        --         --
                                                                     -----     -----     -----     -----      -----
  Total fabricated products                                          1,733     1,763     1,560     1,389      1,333
  Conversion of customer-owned metal                                   225       189        91       206        145
                                                                     -----     -----     -----     -----      -----
  Total aluminum volume                                              2,759     2,849     2,538     2,465      2,344
  Consolidated primary aluminum production                           1,278     1,435     1,631     1,612      1,695
  Consolidated aluminum purchases                                    1,365     1,350       865       675        591
  Consolidated aluminum inventories (end of year)                      449       435       403       418        463
  PRIMARY ALUMINUM CAPACITY

      Consolidated subsidiaries                                      1,561     1,561     1,711     1,711      1,676
      Total consolidated subsidiaries and related companies          1,712     1,712     1,862     1,862      1,827
  Average three-month LME price (US$ per tonne)                      1,830     1,500     1,161     1,278      1,333
                                                                     -----     -----     -----     -----      -----
OTHER STATISTICS
  Cash from operating activities (in millions of US$)                1,044        65       444       465        659
  Cash from (used for) financing activities (in millions of US$)      (744)     (191)     (172)      (44)       197
  Cash from (used for) investment activities (in millions of US$)     (273)       71      (339)     (450)      (857)
  Capital expenditures (in millions of US$)                            390       264       251       389        819
  Business acquisitions (in millions of US$)                            51        92       119        85         61
  Ratio of total borrowings to equity (%)                            29:71     35:65     37:63     37:63      37:63
  Average number of employees (in thousands)                            39        42        46        49         54
  Common shareholders - registered (in thousands at end of year)        23        26        28        32         34
  Common shares outstanding (in millions at end of year)               226       225       224       224        223
      Registered in Canada (%)**                                        61        55        59        69         68
      Registered in the United States (%)                               38        44        40        30         31
      Registered in other countries (%)                                  1         1         1         1          1
  Return on average common shareholders' equity (%)                      5         2        (3)       (3)        (1)
                                                                     -----     -----     -----     -----      -----



 * 2001 includes Restructuring, impairment and other special charges.

** Shares held by former algroup shareholders are registered in Canada.

See note 6 to the consolidated financial statements for U.S. GAAP information.

CORPORATE GOVERNANCE

The management of the business and affairs of Alcan is supervised by its Board of Directors. In discharging its duties and obligations, the Alcan Board acts in accordance with the provisions of the Canada Business Corporations Act, the Company's constituting documents and by-laws, other applicable legislation and Company policies.

Issues concerning corporate governance receive the active attention of the Board of Directors with the objective of enhancing shareholder value. The Board of Directors and management are of the view that the Board's supervision mandate can best be accomplished by ensuring that the Directors are kept well informed of the affairs of the Company and by allowing management the necessary flexibility to carry out its duties.

Alcan's system of governance is consistent with the Toronto Stock Exchange guidelines for effective corporate governance. A point-by-point comparison of these guidelines with the Company's governance practices is outlined in the Management Proxy Circular issued in connection with the forthcoming Annual Meeting of Shareholders, a copy of which is available through CIBC Mellon Trust Company at the address indicated on page 76.

Alcan does not have a controlling shareholder.

The Committees of the Board assist the full Board in carrying out its functions and make recommendations to it on various matters. Membership of these Committees is made up of non-employee Directors and is indicated on the following page.

The CORPORATE GOVERNANCE COMMITTEE has the responsibility for reviewing Board practices and performance. It reviews candidates for Directors and membership of Board Committees and considers appointments to the positions of Chairman of the Board and Chief Executive Officer.

The AUDIT COMMITTEE assists the Board in fulfilling its functions relating to corporate accounting and reporting practices, as well as financial and accounting controls, in order to provide effective oversight of the financial reporting process. It reviews financial statements as well as proposals for the issue of securities.

The ENVIRONMENT, HEALTH AND SAFETY COMMITTEE has the responsibility for reviewing policy, management systems and performance with respect to environment, health and safety matters.

The PERSONNEL COMMITTEE has the responsibility for reviewing personnel policy and employee relations matters, including issues relating to compensation.

DIRECTORS AND OFFICERS
(As at January 1, 2002)

DIRECTORS

JOHN R. EVANS, C.C.(1, 3, 5, 8)
Chairman of the Board, Montreal
Age 72, director since 1986

W. R. C. BLUNDELL, O.C.(1, 3, 7)
Director of various companies, Toronto
Age 74, director since 2000 and formerly from 1987 to 1999

CLARENCE J. CHANDRAN(3, 5, 7)
Director of various companies, Cary, North Carolina
Age 52, appointed on October 22, 2001

MARTIN EBNER(3, 7)
Chairman, BZ Group Holding Limited, Wilen, Switzerland
Age 56, director since 2000

TRAVIS ENGEN
President and Chief Executive Officer, Alcan Inc., Montreal
Age 57, director since 1996

WILLI KERTH(5, 7)
Director, Alcan Aluminium Valais Ltd., Neuhausen, Switzerland
Age 65, director since 2000

BRIAN M. LEVITT(1, 7)
Co-Chair of Osler, Hoskin & Harcourt LLP, Montreal
Age 54, appointed on October 22, 2001

J. E. NEWALL, O.C.(4, 5, 7)
Chairman, NOVA Chemicals Corporation, Calgary
Age 66, director since 1985

GUY SAINT-PIERRE, O.C.(2, 3, 7)
Chairman, SNC-Lavalin Group Inc., Montreal
Age 67, director since 1994

GERHARD SCHULMEYER(1, 7)
President, Gerhard LLC, Greenwich, Connecticut
Age 63, director since 1996

PAUL M. TELLIER,  C.C.(1, 6, 7)
President and Chief Executive Officer,  Canadian
National Railway Company, Montreal Age 62, director since 1998

OFFICERS

TRAVIS ENGEN
President and Chief Executive Officer,
Office of the President

RICHARD B. EVANS
Executive Vice President,
Office of the President

BRIAN W. STURGELL*
Executive Vice President,
Office of the President

GEOFFERY E. MERSZEI
Executive Vice President and Chief Financial Officer

EMERY P. LEBLANC**
Executive Vice President,
President, Primary Metal

MICHAEL HANLEY
Senior Vice President,
President, Bauxite, Alumina and Specialty Chemicals

CYNTHIA CARROLL
Senior Vice President,
President, Primary Metal

CHRISTOPHER BARK-JONES
Senior Vice President,
President, Rolled Products Europe

KURT WOLFENSBERGER
Executive Vice President,
President, Engineered Products

ARMIN WEINHOLD
Senior Vice President,
President, Alcan Packaging

ROBERT L. BALL
Executive Vice President,
Value-Added Business and Manufacturing Systems

DANIEL GAGNIER
Senior Vice President, Corporate and External Affairs***

DAVID MCAUSLAND
Senior Vice President, Mergers and Acquisitions and Chief Legal Officer

GASTON OUELLET
Senior Vice President, Human Resources

GLENN R. LUCAS
Vice President and Treasurer

RICHARD GENEST
Vice President and Controller

MICHEL JACQUES
Vice President, Strategic Management Support

ROY MILLINGTON
Corporate Secretary

(1)  Member of Audit Committee
(2)  Chairman of Audit Committee
(3)  Member of Personnel Committee
(4)  Chairman of Personnel Committee
(5)  Member of Environment Committee
(6)  Chairman of Environment Committee
(7)  Member of Corporate Governance Committee
(8)  Chairman of Corporate Governance Committee

  *  Also interim President, Rolled Products Americas and Asia.

 **  Retires on March 31, 2002.

***  Including Environment, Health and Safety.

SHAREHOLDER INFORMATION

COMMON SHARES

The principal markets for trading in Alcan's common shares are the New York and Toronto stock exchanges. The common shares are also traded on the London and Swiss stock exchanges.

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

INVESTMENT PLANS

The Company offers holders of common shares two convenient ways of buying additional Alcan common shares without payment of brokerage commissions. These are known as the Dividend Reinvestment Plan and the Share Purchase Plan. Copies of the prospectus describing these Plans may be obtained from CIBC Mellon Trust Company at the address on page 76.

SECURITIES REPORTS FOR 2001

The Company's annual filing with the Canadian securities commissions and the annual 10-K report to be filed with the Securities and Exchange Commission in the United States will be available to shareholders after April 1, 2002. Copies may be obtained from CIBC Mellon Trust Company at the address on page 76.


               DIVIDEND                         PRICES* AND AVERAGE DAILY TRADING VOLUMES
               --------    --------------------------------------------------------------------------------
                            NEW YORK STOCK EXCHANGE (US$)                TORONTO STOCK EXCHANGE (CAN$)
                           -----------------------------------           ----------------------------------
2001 Quarter    US$         High     Low    Close   Avg. Daily           High     Low     Close  Avg. Daily
                                                      Volume                                       Volume
-----------------------------------------------------------------------------------------------------------
First          0.150       39.95     32.00   36.00   1,276,751           61.85   48.05    56.55   1,041,080
Second         0.150       48.75     35.35   42.02   1,457,047           73.88   55.75    63.80   1,080,973
Third          0.150       44.25     28.00   30.00   1,171,068           67.90   42.75    47.42     915,442
Fourth         0.150       38.10     28.65   35.93   1,262,222           60.49   45.50    57.15     821,281
               -----       -----     -----   -----   ---------           -----   -----    -----     -------
Year           0.600
               -----
2000 Quarter
First          0.150     45-15/16   30-4/16  34-1/16  1,364,008          67.25   44.30    48.55     944,659
Second         0.150     35-10/16   29-1/16  31       1,189,854          52.50   42.90    46.00     827,276
Third          0.150      35-4/16   28-3/16  28-15/16   983,691          52.00   41.95    43.70     859,522
Fourth         0.150      35-3/16   28-3/16  34-3/16  1,652,341          53.00   42.50    51.35   1,221,086
               -----       -----     -----   -----   ---------           -----   -----    -----     -------
Year           0.600
               -----

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

ALUMINUM

The most common metal on earth, constituting 8% of the earth's crust but never found in its pure form. Aluminum metal is produced by separating aluminum from oxygen in alumina.

BAUXITE

An ore or rock composed of hydrous aluminum oxides and aluminum hydroxides. The most economic source of aluminum, it is predominantly found in tropical and sub-tropical regions.

CONTRACT PACKAGING

A clean room environment, providing solid and liquid dose (tablets, capsules, liquids or ointments) packaging of bulk products into blisters, bottles, cartons, cards, plastic tubes or kits -- many of which one would find on pharmacy shelves.

ENGINEERED PRODUCTS

A basic aluminum fabricated product that has been mechanically, and at times thermally, altered to create special properties for specific purposes. Examples are rod, wire and cable, castings, composites, extrusions and/or components for various systems or end-use markets.

FABRICATED PRODUCTS

Generally comprise rolled products and other engineered products.

FOIL

A thin sheet of metal, around 0.006 inch (0.15 millimeter) thick or less, and widely used in the packaging, household and industrial markets.

INGOT

A cast form suitable for fabricating or remelting. Sometimes called sheet ingot, foundry ingot or extrusion billet, ingots and billets can be produced in a wide range of alloys and purity levels and in different shapes and sizes.

LONDON METAL EXCHANGE (LME)

A metals trading centre for the Western World. The LME also determines the metal price (per tonne) for aluminum trading for current and future delivery.

PACKAGING

A range of flexible and specialty packaging produced from aluminum foil, paper, plastic, glass, paperboard, tinplate and laminated products into custom-designed consumer packaging solutions for the food and beverage, pharmaceutical, cosmetics/personal care and tobacco markets.

RECYCLED METAL

Remelted used beverage cans (UBCs) or any other post-consumer scrap as well as customer process scrap. Recycling aluminum only requires about 5% of the energy required to produce primary metal.

ROLLED PRODUCTS

Sheet ingots reduced in thickness by passing them between rollers in a series of reversing hot rolling mills and, finally, in a cold rolling mill. Aluminum sheet, often referred to specifically as either auto, can or lithographic sheet, is primarily used for the can and container, lithography, transportation and building end-use markets.

SMELTING

The process of producing primary aluminum through the electrolytic reduction of alumina. The molten aluminum is cast into ingots and then fabricated into a variety of products.

SPECIALTY CHEMICALS

Derived from chemical-grade alumina or alumina hydrate, the starting material for a wide variety of specialty chemical products.

TOLLING

The activity of converting customer-owned alumina into aluminum or rolling aluminum ingots into sheet products.

FINANCIAL TERMS

EBITDA

Earnings Before Interest, Taxes, Depreciation and Amortization.

EVA(R), ECONOMIC VALUE ADDED

The registered trademark of Stern Stewart & Co. and a key measure of financial performance. The term means the difference between the return on capital and the cost for using that capital over the same period.

RETURN ON AVERAGE COMMON SHAREHOLDERS' EQUITY (AT TIMES REFERRED TO AS ROE, OR RETURN ON EQUITY)

Net income after preference share dividends, expressed as a percentage of average common shareholders' equity.

COMPANY INFORMATION

DEFINITIONS

The word "Alcan" or "Company" means Alcan Inc. and, where applicable, one or more consolidated subsidiaries. A "subsidiary" is a company controlled by Alcan. A "joint venture" is an association (incorporated or unincorporated) of companies jointly undertaking some commercial enterprise and proportionately consolidated to the extent of Alcan's participation. A "related company" is one in which Alcan has significant influence over management but owns 50% or less of the voting stock. The "Alcan Group" refers to Alcan Inc., its subsidiaries, joint ventures and related companies. "algroup" means Alusuisse Group Ltd (now Alcan Holdings Switzerland Ltd.).

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

/t    per tonne
kt    thousand tonnes
kt/y  thousand tonnes per year
Mt    million tonnes
Mt/y  million tonnes per year

FURTHER INFORMATION

CONTACT FOR SHAREHOLDER ACCOUNT INQUIRIES:

CIBC Mellon Trust Company
320 Bay Street, 3rd Floor
Toronto, Ontario, Canada
M5H 4A6

Telephone: (416) 643-5500
(collect call outside North America)
or 1-800-387-0825 (toll free in North America) inquiries@cibcmellon.com

MAILING ADDRESS:

P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario, Canada
M5C 2W9

INVESTOR CONTACT:

Serge Michaud
Director, Investor Relations
Telephone: (514) 848-8368
investor.relations@alcan.com

MEDIA CONTACT:

Marc Osborne
Director, External Communications
Telephone: (514) 848-1342
media.relations@alcan.com

Design and production: TM design communications
Printing: Transcontinental Litho Acme
Photos: All rights reserved

VISIT ALCAN'S WEB SITE:

WWW.ALCAN.COM

Further information on Alcan, its policies and its activities is available on Alcan's Internet site and contained in various Company publications. Copies of its policies and publications are also available by writing to the address on the back cover.

VERSION FRANCAISE

Pour obtenir la version francaise de ce rapport, veuillez ecrire a la Compagnie Trust CIBC Mellon a l'adresse indiquee a la page 76.

ANNUAL MEETING

The Annual Meeting of the holders of common shares of Alcan Inc. will be held on Thursday, April 25, 2002. The meeting will take place at 10:00 a.m. (EDT) in the Assembly Hall, International Civil Aviation Organization, Atrium Entrance, 999 University Street, Montreal, Quebec, Canada.

[Logo]

This report was printed using vegetable-based inks and is recyclable.

[Logo Alcan Inc.]

1188 Sherbrooke Street West
Montreal, Quebec  H3A 3G2
Canada

www.alcan.com

Mailing Address:
P.O. Box 6090
Montreal, Quebec  H3C 3A7
Canada

Telephone:        (514) 848-8000
Telecopier:       (514) 848-8115

Printed in Canada