Form 10-K, Exhibit 13
period 2003-12-31
ALCAN INC
filed 2004-03-15
CIK 4285

Management's Discussion and Analysis

OVERVIEW

The recovery of the world's major developed economies remained fragile through most of 2003, showing signs of sustained improvement only towards year-end.  As a consequence, world demand growth for aluminum was muted and was fueled mainly by the continued rapid development of China's economy.  While primary aluminum was in surplus in 2003, the excess of production over demand narrowed as the year progressed.  For 2004, demand growth is expected to outstrip production increases, leading to a decline in industry inventories for the first time in three years.

                The price of aluminum on the London Metal Exchange ended 2003 at US$1,605 per tonne, US$257 per tonne higher than at the start of the year.  Unlike the situation for other base metals, the run-up in aluminum prices in the second half of the year did not reflect improved industry fundamentals but rather the pronounced weakening of the U.S. dollar.  When viewed in terms of other currencies, aluminum prices showed little or no improvement year over year.  In 2004, the anticipated decline in industry inventories is expected to provide a better price environment for aluminum.

                For Alcan, it was a year of external challenges and significant accomplishments. The benefits from higher aluminum prices were offset in the Company's results by the negative impact of the U.S. dollar's depreciation. Likewise, ongoing initiatives to reduce costs were successful, but could not fully offset the external pressures driving increases in costs for pensions, fuel and recycled metal.  In the opening months of 2004, the U.S. dollar has begun to firm and external cost pressures have largely abated.

                During 2003, Alcan took a number of important steps in pursuit of its value-maximization agenda, including the acquisition of a flexible packaging business and two composites businesses, as well as signing a joint venture agreement for a smelter in China.  However, the most significant development in 2003 was the acquisition at year-end of Pechiney, a leading international producer of aluminum and packaging products.  This acquisition provides Alcan with considerably increased scale, enhanced technological resources and greater opportunities for profitable growth, particularly in the aerospace and packaging markets.  While the addition of Pechiney further builds upon the stable earnings and cash flow foundation of Alcan's packaging business, it also brings greater earnings leverage to changes in aluminum prices.

The graphs and tables presented in Management's Discussion and Analysis exclude Pechiney, unless otherwise stated.

MARKET REVIEW

Western World* Primary Aluminum Balance

Demand
Total Western World aluminum consumption grew by an estimated 1.3% in 2003 to about 28.5 million tonnes (Mt).  A second year of sub-par growth kept consumption from fully recovering to the record level of 29.4 Mt reached in 2000.   Of all aluminum consumed in 2003, 20.7 Mt was in the form of primary aluminum, which was up 5.7% over the prior year. The balance of 7.8 Mt was in the form of secondary/recycled metal. The higher rate of primary consumption largely reflected the growing influence of China on the aluminum market. During the year, increased scrap aluminum imports by China substantially reduced scrap availability in the Western World, pushing up prices for secondary alloys and spurring increased primary usage.   Western World primary smelters also took advantage of the higher prices by increasing the casting of secondary alloys.

In 2003, aluminum consumption was down in the Americas but up in other regions. A 100-thousand-tonne (kt) decline in the U.S. contributed to a drop of 1% in North America, the world's largest consuming region.  Similarly, a 5.6% fall in Brazil was the leading contributor to the 2.7% decline in South America. Mixed results in Western Europe produced modest growth of 1%, while consumption in Russia registered a decline. In Asia, there were increases in every major country, which led to a 5.2% growth in that region.  Chinese consumption is estimated to have grown an impressive 25.9%, following 12.2% growth in 2002.

Supply

Total Western World primary aluminum supply (production plus imports) increased 4.3% to 20.8 Mt in 2003. Of this, primary aluminum production represented 17.8 Mt, up 3.2% from the previous year, with the balance comprising 3.0 Mt of net imports from China and former Eastern Bloc countries (C.I.S.* and Eastern Europe).   During the year, a total of about 500 kt of primary capacity was idled or closed in the U.S., Ghana, Brazil, France and New Zealand, but this was more than offset by expansions in Mozambique, Norway, India, Brazil, and South Africa, a few of which came on stream ahead of schedule. Net imports were up significantly from both Russia and China, the latter largely in anticipation of a cut in export tax rebates effective for 2004.

*Defined as the world excluding the Commonwealth of Independent States (C.I.S.), Eastern Europe and China.

Management's Discussion and Analysis

Western World Primary Aluminum Supply and Demand

Balance
With Western World primary aluminum demand increasing more quickly than supply, the surplus was about 155 kt in 2003, down from about 400 kt in 2002. By the end of the year, inventories held by the London Metal Exchange (LME), the New York Mercantile Commodities Exchange (COMEX) and aluminum producers had increased to approximately 4.5 Mt, or the equivalent of about 11 weeks of consumption. Driven primarily by the weakening U.S. dollar, the average 3-month LME aluminum price rose 5% in 2003 to $1,428/t, up from $1,365/t in the prior year.

Total Aluminum Inventories and Ingot Prices

  *International Aluminium Institute

Outlook
In 2004, primary demand is expected to again rise more quickly than supply due to the continuing strength of China and better economic growth in the Western World.   Few major smelter expansions are scheduled to commence production this year in the Western World, though there will be a full year of production from those completed during 2003.  Assuming an improving economic climate and lower exports from China and the former Eastern Bloc, the resulting forecast is a net reduction in total inventories of approximately 100 to 200 kt in 2004.

Western World Consumption

The pattern of Western World aluminum consumption growth varied by end-use market in 2003.  Once again, transportation was the fastest growing market, as well as the largest end-use market for aluminum. While worldwide light vehicle production declined by 0.5%, consumption in this market was up 1.9% to 8.6 Mt, an indication of the continued penetration of aluminum in automobiles. Alcan's revenues from the transportation market increased by 11.7% to $1.0 billion.

Management's Discussion and Analysis

Western World Consumption by End-use Market - 2003

Aluminum consumption in the containers and packaging market was down a slight 0.3% to 4.9 Mt. Can stock demand declined by 0.8% in 2003, led by an 8% fall in Brazil. Other packaging, principally foil, rose by 1% to 1.4 Mt. Alcan's revenues from the packaging and beverage can markets, which represent the largest share of the Company's revenues, increased by 14.1% to $5.9 billion.

Consumption in the building and construction sector rose 1.2% to 5.2 Mt. Although U.S. housing starts were up 8.4% in 2003 and reached a 25-year record, aluminum consumption was up only 0.5% in the U.S. due to material substitution and a weak commercial construction market. There was a sharp drop in the building and construction market in South America and only modest growth elsewhere. Alcan's revenues from building and construction increased by 8.6% to $1.0 billion.

The electrical market gave up virtually all of its gain from the previous year, dropping 0.7% in 2003 to 2.3 Mt. Small gains in the majority of countries were not enough to offset large declines in Brazil and Korea and a small decline in North America.  Most private power projects in Brazil have been put on hold due to new government policies. Alcan's revenues from the electrical market declined by 5.7% to $0.5 billion.

Consumption in all other markets increased by 2.3% in 2003 to 7.5 Mt. This segment includes 2.4 Mt from the machinery and equipment market and 1.7 Mt from the consumer durables market. Alcan's revenues from these other markets, including aluminum ingot, increased by 9.8% to $5.2 billion.

Western World Consumption by Geographic Market - 2003

 Management's Discussion and Analysis

Alcan's Revenues by Geographic Market - 2003

RESULTS OF OPERATIONS

Presentation of Financial Information
During 2003, the Company's drive to maximize value resulted in decisions to sell certain non-core packaging and extrusions operations in order to release cash for higher value-creating opportunities.   Even though these operations are not major business units, they are classified as held for sale and are treated as discontinued operations.  Alcan will not have any significant continuing involvement in these operations after their disposal.

New accounting standards require that the operating results and any impairment charge for assets held for sale be disclosed separately as discontinued operations.  Prior years' financial information has been reclassified to present these businesses as discontinued operations on the statement of income, as assets held for sale and liabilities of operations held for sale on the balance sheet and as cash flows from (used for) discontinued operations on the statement of cash flows.  The financial information contained in  Management's Discussion and Analysis has been revised from the information presented in prior annual reports to reflect the reclassification.  For further details, see note 4 of the consolidated financial statements - Discontinued Operations and Assets Held for Sale.

On December 15, 2003, Alcan acquired 92.2% of Pechiney, an international producer of aluminum and packaging products with revenues in 2003 of approximately $12 billion and assets of approximately $10 billion.  The balance sheet of Pechiney is included in Alcan's consolidated financial statements as at December 31, 2003. However, Pechiney's results of operations and cash flows will only be included in the Company's consolidated financial statements beginning January 1, 2004.

Income from Continuing Operations

Income from continuing operations decreased largely due to the negative impact of foreign currency balance sheet translation.

Management's Discussion and Analysis

Net Income
Business conditions in 2003 were challenging, with Alcan's results negatively impacted by a number of external factors including a soft economic environment through most of the year, a weakening U.S. dollar and upward pressure on costs for pensions, fuel and recycled metal.  Providing a counterbalance to these factors were higher LME prices, which rose in the second half in response to the decline in the U.S. dollar, benefits from ongoing cost initiatives and profits from newly acquired businesses.

Income from continuing operations was $290 million for the year, down $99 million from 2002. The deterioration largely reflected the negative effects of foreign currency balance sheet translation, offset in part by a positive net year-over-year change in Other Specified Items. The Company estimates that the weakening of the U.S. dollar and external cost pressures reduced earnings by approximately $180 million in 2003.

In 2002, cost savings, increased shipment volumes, a higher-value product mix, lower interest expense and the absence of goodwill amortization more than compensated for the adverse impact of lower LME prices and higher pension costs.  Income from continuing operations was $389 million in 2002, compared to $4 million in 2001. The earlier year was impacted by large restructuring and impairment charges that were part of Other Specified Items.

After including the results of discontinued operations, the Company's reported net income was $167 million in 2003 as compared to $374 million in 2002 and $2 million in 2001.  Discontinued operations include the results and impairment charges of certain non-core packaging and extrusions operations in Europe that the Company has designated as held for sale.  After-tax results from discontinued operations were a loss of $123 million in 2003 compared to losses of $15 million and $2 million in 2002 and 2001, respectively.

Net Income (In millions of US$)	2003	2002	2001

Included in income from continuing operations are:
Foreign currency balance sheet translation	(306)	(41)	51
Other Specified Items:
Restructuring charges	(26)	(36)	(104)
Asset impairments	(81)	(16)	(186)
Gain (Loss) from non-routine sales of assets, businesses and investments	39	21	(87)
Tax adjustments	72	(3)	12
Legal and environmental provisions	(17)	(76)	(167)
Pechiney financing-related gains	65	-	-
Other	(12)	3	1
Total Other Specified Items	40	(107)	(531)

Income from continuing operations	290	389	4
Income (Loss) from discontinued operations	(123)	(15)	(2)
Net Income	167	374	2

Foreign currency balance sheet translation effects arise from translating monetary items (principally deferred income taxes and long-term liabilities) denominated in Canadian and Australian dollars into U.S. dollars for reporting purposes. The significant weakening of the U.S. dollar in 2003 resulted in the Company recording translation losses of $306 million for the year as compared to losses of $41 million in 2002. In 2001, there were translation gains amounting to $51 million.  Although balance sheet translation effects are primarily non-cash in nature, they can have a significant impact on the Company's net income.

Income from continuing operations for 2003 included a net after-tax gain of $40 million from Other Specified Items.  The most significant items included a currency-related gain, net of financing costs, of $65 million on the funding of the Pechiney acquisition, favourable tax adjustments of $72 million primarily resulting from a change in tax legislation in Australia and gains of $39 million mainly from the sales of assets in the U.K., Malaysia and Italy.  These were partially offset by environmental and legal provisions of $17 million mainly due to an environmental reserve for a site in the U.S and impairment charges of $81 million.  The latter included a goodwill impairment charge of $28 million in the extrusions businesses in Europe and asset impairment charges for certain operations in Europe and North America.

Management's Discussion and Analysis

Income from continuing operations for 2002 included a net after-tax charge of $107 million from Other Specified Items. The largest of these items was a provision of $68 million for a ruling on a contract dispute with Powerex (a subsidiary of BC Hydro), $13 million for the impairment of certain businesses in Italy, charges of $21 million for the closures of the Burntisland specialty alumina plant and the Banbury R&D facility, both in the U.K., $17 million relating to other integration and restructuring costs and $15 million in other miscellaneous charges.  These items were partially offset by an after-tax gain of $26 million on the sale of more than half of the Company's remaining portfolio investment in Nippon Light Metal Company, Ltd. (NLM).

In 2001, anticipating challenging economic conditions ahead, Alcan moved to safeguard its competitiveness by launching a restructuring program aimed at achieving annual pre-tax savings of $200 million. By the end of 2002, the Company had realized $178 million in cost reductions under the program and reached an annual run rate in excess of $200 million. Costs to implement the program were $270 million, half of which involved cash expenditures for redundancy, with the balance comprising non-cash items such as asset write-downs.  Other Specified Items for 2001 included a loss on the disposal of operations in Jamaica of $90 million, charges related to the restructuring program of $104 million, asset impairment provisions of $186 million and increases to environmental reserves of $167 million. These charges were slightly offset by a favourable prior year tax adjustment of $12 million.

Revenues and Aluminum Volumes

*Includes ingot and rolled product shipments, conversion of customer-owned metal (tolling) as well as aluminum used in engineered products and packaging.

Higher revenues reflect the contributions of the packaging and composites businesses acquired during 2003, higher prices for aluminum and alumina, increased ingot shipments and the impact of the stronger euro.

Sales and Operating Revenues

Sales and operating revenues were $13.6 billion in 2003, up 11% from 2002.   The increase reflected the additional revenues from the packaging and composites businesses acquired during the year, higher LME prices, higher alumina prices, increased ingot shipments and the impact of the stronger euro.

In 2002, sales and operating revenues were $12.3 billion, down 1% from 2001 as increased ingot and rolled products volumes along with the benefits of a stronger euro offset a 6% reduction in LME prices.

Revenues by Market - 2003

Management's Discussion and Analysis

Sales Price Realizations

Realizations for both ingot and rolled products increased in line with higher LME prices.

Costs and Expenses
In 2003, Alcan's cost base was adversely affected by currency movements and external cost pressures. The sharp decline in the value of the U.S. dollar had an unfavourable impact on costs incurred in other currencies, which are translated into U.S. dollars for reporting purposes.   The economic impact was pronounced in countries such as Canada, Australia and the U.K., where the Company's smelter and raw material operations have a local currency cost base, but U.S. dollar determined revenues.  External factors also resulted in increased costs for pensions, fuel and fuel-related items and recycled metal, which on a combined basis, increased by approximately $180 million in 2003. In order to mitigate the negative impact of currency and cost pressures, Alcan remained focused on reducing controllable costs. The Company estimates that during the year it successfully cut its annual cost base by approximately $125 million.

Value of U.S. Dollar - Average Annual Percentage Change (%)	2003	2002	2001
Canadian dollar	-11	+1	+4
Australian dollar	-17	-5	+12
Euro	-16	-5	+3

Cost of sales and operating expenses were 79% of sales and operating revenues in 2003, unchanged from the previous two years.  While higher LME prices helped boost revenues, the benefits were offset by the unfavourable impact of the weaker U.S. dollar on costs.  The Company's continued emphasis on cost and productivity improvements helped to offset increases in fuel and recycled metal costs.

In 2002, while LME prices were lower, cost of sales and operating expenses as a percentage of sales and operating revenues were flat compared to 2001. This was mainly due to the benefits from cost initiatives, including integration synergies and the 2001 restructuring program, as well as lower start-up and pre-operating expenses related to the Alma smelter in Quebec.

Total Aluminum Volume and Purchases

Increased primary production reduced the need for purchased metal.

* Includes ingot and rolled product shipments, conversion of customer-owned metal (tolling) as well as aluminum used in engineered products and packaging.

Depreciation and amortization expense was $923 million compared to $835 million in the previous year and $798 million in 2001.  The increase in 2003 mainly reflected the strengthening of the euro against the U.S. dollar and the impact of packaging and composites businesses acquired during the year.  The increase in 2002 was due to additional depreciation on the Alma smelter, which reached its full capacity at the end of September 2001, and the Company's 40% share of the Alouette smelter in Quebec that was acquired in two tranches of 20% each in 2002. These increases to depreciation were offset in part by the impact of the sale of operations in Jamaica in May 2001.

Management's Discussion and Analysis

Selling, administrative and general expenses were $746 million in 2003, $175 million higher than in the prior year.  Excluding the impact of business acquisitions, expenses increased by $148 million largely due to higher pension expenses and the impact of the weaker U.S. dollar.  In 2002, expenses were $571 million, up from $544 million in 2001. The increase in 2002 was due principally to higher pension expenses and increased consultant fees related to performance improvement initiatives.

Alcan's research and development (R&D) activities continue to be closely aligned with the needs of its core businesses, principally bauxite and alumina, smelting, fabrication and packaging. The Company is focused on improving process technology and developing new product applications for a diverse range of markets and customers.  R&D spending at central research laboratories, technology centres and technical departments was $140 million in 2003 compared to $115 million in 2002 and $135 million in 2001.  The bulk of the increase in 2003 reflected the impact of the weaker U.S. dollar. The decline in 2002 spending was primarily due to the achievement of integration synergies following the algroup acquisition.

Interest

The average interest cost remained low.  The increase in interest expense largely relates to the additional funding raised to finance the Pechiney acquisition.

Reflecting the low short-term interest rate environment, Alcan's effective average interest rate on debt was 5.2% in 2003, slightly higher than in the prior year. The effective average interest rate is derived by dividing the total interest cost on debt for the year (see page 38 of the annual report for a calculation of debt) by the average quarter-end debt for the year, including the prior year-end debt balance.  For 2003, the fourth quarter-end debt balance used to calculate the average debt for the year is adjusted on a pro-rata basis for the debt raised to finance Pechiney, in order to arrive at a more representative debt level on which interest was incurred.  Pechiney debt assumed is excluded from the calculation because the interest cost for the year excludes Pechiney and the debt raised to finance the acquisition is pro-rated because it was only outstanding for a portion of the fourth quarter. Total interest cost increased by $21 million primarily as a result of the $3.5 billion of short and long-term financing raised in December to fund the acquisition of Pechiney.  In 2002, strong free cash flow allowed the Company to reduce debt levels. Total interest costs rose in 2001 due to the inclusion of algroup debt for a full year and to the debt incurred to finance capital expenditures.  Interest capitalized in 2001 related mainly to the construction of the smelter in Alma, Quebec.

Restructuring, impairment and other special charges include amounts related to the Company's 2001 restructuring program. Under this program, a detailed business portfolio review was undertaken to identify high cost operations, excess capacity and non-core products.  Charges of $654 million in 2001 and $60 million in 2002 arose as a result of negative projected cash flows and recurring losses, and related principally to impairments for buildings, machinery and equipment and some previously capitalized project costs.  This program was completed in 2003 and a pre-tax gain of $38 million arose mainly from the sale of certain assets in the U.K. and the sale of certain businesses in Malaysia and Italy.

In 2003, other expenses (net of other income) included foreign exchange losses of $83 million from balance sheet translation, partly offset by currency-related gains on the financing of the Pechiney acquisition.  Also included in other expenses in 2003 were the pre-tax amounts of certain Other Specified Items.  The most significant items were asset impairment charges of $58 million related to operations in Germany and Canada, an environmental provision of $25 million for a site in the U.S. and restructuring charges of $10 million for a cable plant in the U.S.  Other expenses of $113 million in 2002 included a $100-million provision for a ruling on a contract dispute with Powerex (a subsidiary of BC Hydro) and foreign exchanges losses mainly arising from balance sheet translation of $37 million, which were partially offset by a gain on the sale of the Company's remaining portfolio investment in NLM of $36 million. In 2001, other expenses included a $123-million loss on the disposal of the Jamaican operations.

Management's Discussion and Analysis

Income Taxes
Income tax expense of $325 million for 2003 represented an effective tax rate of 52%, compared to 43% in 2002 and 42% in 2001.  This compares to a composite statutory tax rate of 39% in Canada (39% in 2002 and 40% in 2001).  In 2003, the difference in the rates was due primarily to currency related items, partially offset by one-time tax benefits in Australia, investment and other allowances and lower tax rates in foreign jurisdictions.  The tax benefits in Australia relate to the implementation of a tax consolidation regime together with the conversion to the U.S. dollar as the tax reporting currency.  As a result of these changes in legislation, the Company was able to reset the tax value of certain assets in Australia and record a deferred tax benefit of $74 million.

In 2002, the difference in the rates was primarily due to currency related items, the impact of potential future tax benefits that were not recognized since their realization was not likely, partially offset by lower tax rates in foreign jurisdictions and investment and other allowances.  In 2001, the income tax provision included a non-cash gain of $26 million on the currency revaluation of deferred tax balances mainly due to the weaker Canadian dollar during the year.  This was offset by the impact of potential future tax benefits that were not recognized since their realization was not likely.

A full reconciliation between the Canadian composite statutory tax rate and the effective tax rate is presented in note 10 of the consolidated financial statements.

Goodwill
In 2002, the Company adopted new accounting standards on goodwill. As a result of this change, goodwill is no longer being amortized.  In 2003, the Company completed a review of goodwill and recorded an impairment charge of $28 million relating to the extrusions operations in Europe.  In 2002, a review of goodwill resulted in an impairment charge of $748 million recorded as a reduction in opening retained earnings as of January 1, 2002.  This non-cash adjustment reflected the deterioration in end-market conditions in the period from the algroup integration in October 2000 to January 1, 2002, and did not reflect a change in the growth prospects of the Company.

LIQUIDITY AND CAPITAL RESOURCES

Operating Activities

Cash from Operations and Free Cash Flow from Continuing Operations

Cash from operations and free cash flow surpassed the record levels achieved in 2002 and attained new all-time highs.

Despite external cost pressures and a soft economic environment, Alcan's pursuit of value maximization has led to improved cash flow performance. Focused attention on costs, stringent management of working capital and a disciplined approach to capital spending yielded substantial benefits in 2003.  The Company achieved record cash flow from operating activities in continuing operations of $1.8 billion, the third consecutive year of improvement.

Free cash flow from continuing operations was also a record $734 million, up from $691 million in 2002 and $83 million in 2001.  Free cash flow from continuing operations consists of cash from operating activities in continuing operations less capital expenditures and dividends. Management considers this relevant information for investors as it provides a measure of the cash generated internally that is available for investment opportunities and debt service.

Management's Discussion and Analysis

Free Cash Flow from Continuing Operations (In millions of US$)	2003	2002	2001

Cash from operating activities in continuing operations	1,833	1,603	1,375
Dividends
Alcan shareholders (including preference)	(200)	(197)	(200)
Minority interests	(11)	(6)	(2)
Capital expenditures in continuing operations	(888)	(709)	(1,090)
Free Cash Flow from Continuing Operations	734	691	83

For a third year in a row, working capital reduction was a significant contributor to cash flow. Management action resulted in operating working capital being drawn down by $282 million in 2003, following reductions of $153 million in 2002 and $143 million in 2001.  The decline in 2003 was due to a substantial reduction in receivables and inventories.  The declines in 2001 and 2002 were the result of reductions in receivables and inventories, offset in part by a decrease in payables.

Investment Activities

Alcan adopted value maximization as its governing objective in 2001 and as such uses a value-based approach to identify investment opportunities. In 2003, the Company made further progress towards this objective, executing several value-creating transactions including the acquisition of a packaging business, VAW Flexible Packaging (FlexPac), at a cost of $330 million and two composite product businesses, Baltek and Uniwood/Fome-Cor (Gator-Cor), at a cost of $38 million and $95 million, respectively. These acquisitions build upon Alcan's already strong market positions by extending product range and geographic reach.

During 2002, the Company acquired a 40% joint venture interest in the Aluminerie Alouette consortium in two transactions. The first tranche of 20% was purchased from the Société Générale de Financement (SGF) and the second tranche of 20% from the Corus Group plc at costs of $172 million and $171 million, respectively.

While capital expenditures on property, plant and equipment increased in 2003, they remained below the level of depreciation expense for a second year, a reflection of the Company's continuing financial discipline. Capital spending for continuing operations was $888 million in 2003, compared to $709 million in 2002 and $1,090 million in 2001. The increase in 2003 was due largely to an acceleration of spending for the expansion of the Alouette smelter in Quebec, in which Alcan has a 40% stake. In 2001, capital spending included $250 million related to the construction of the Alma smelter in Quebec.

With the acquisition of Pechiney, Alcan's capital spending will increase in 2004, and the Company expects it to be approximately $1.2 billion. In the medium term, the Company's objective is to keep its capital spending in line with depreciation, which should be achievable given the investments in new capacity made over the last decade.

In 2003, asset disposals included the Borgofranco power station in Italy, the Banbury laboratory and the Burntisland specialty chemical plant, both located in the U.K., as well as the Company's remaining investment in NLM.  In addition, the Company sold businesses that were classified as discontinued operations in its consolidated financial statements. These included the Fibrenyle packaging business in the U.K. and the Pieve extrusions operations in Italy.  Proceeds on the sale of these businesses are included in cash used for investment activities in discontinued operations. Disposals in 2002 mainly comprised moulded glass operations in the U.S. and China, rolled product circles operations in Italy, three company-owned cargo ships and more than half of the Company's investment in NLM.

Pechiney Acquisition

On December 15, 2003, Alcan acquired 92.2% of Pechiney, a French société anonyme with international operations in three core businesses: primary aluminum, aluminum conversion and packaging. The total consideration for this ownership interest was $5.1 billion, which consisted of $3.4 billion in cash (including net transaction costs of $61 million and net of cash and time deposits acquired of $338 million), $1.6 billion in Alcan common shares  (41 million shares at $39.63 per share) and $80 million for Pechiney stock options held by the employees.  In addition, the Company assumed from Pechiney total debt of $2.1 billion. Subsequent to year-end, Alcan took a number of steps to acquire the remaining shares of Pechiney and as of February 6, 2004, it owned 100% of the company.

This transaction is an important step in Alcan's value-maximizing strategy, building upon its position as one of the world's leading aluminum and packaging companies and providing advantages of enhanced scale, financial strength and technological resources, as well as an increased capacity to serve customers worldwide.  The combined entity will also benefit from increased opportunities to leverage Pechiney's state-of-the-art smelting technology, a larger and more diversified position in low-cost primary aluminum production, an advanced aluminum fabricating business with a leading position in aerospace, and a global packaging business with a leading position in flexible packaging.  Going forward, the enhanced size and scope of the Company will also provide an increased number of strategic options.

Management's Discussion and Analysis

Alcan previously announced that the combination of the two companies will generate targeted synergies of $250 million in annual cost savings and benefits, on a pre-tax basis, that will be achieved within two years. These will be realized largely through streamlined corporate and head office services, logistical and purchasing efficiencies, the optimization of production facilities and a focused approach to R&D and capital spending.  In order to realize these synergies, Alcan estimates that it will need to incur approximately $200 million in costs and make capital expenditures of approximately $50 million. There is potential for additional synergy benefits pending management's ongoing review of the combined Company's operations.

                For further details on the transaction, refer to note 6 of the consolidated financial statements.

Capital Expenditures and Depreciation in Continuing Operations

Capital expenditures were held below depreciation for the last two years as a result of stringent financial discipline.

Financing Activities

Total Borrowings and Equity

* Includes borrowings of operations held for sale. ** Includes minority interests and preference shares.

Total borrowings increased in 2003 reflecting the debt raised to fund the Pechiney acquisition as well as the Pechiney debt assumed in this transaction.

In May 2003, the Company issued $500 million of 4.5% global notes, due May 15, 2013.  The proceeds were partially used to fund the FlexPac acquisition, with the remainder used to refinance maturing long-term debt.   In December, the Company completed a $2.25-billion four-tranche debt offering in the U.S. capital markets to partially fund the cash consideration portion of the Pechiney purchase price.  The debt offering consisted of two global notes issues, one for $500 million with a coupon of 5.2% due January 15, 2014, and the other for $750 million with a coupon of 6.125% due December 15, 2033, as well as the issuance of two tranches of floating rate notes:  $500-million one-year notes and $500-million two-year callable notes.   The floating rate notes, fully and unconditionally guaranteed by the Company, were issued by its wholly owned U.S. subsidiary, Alcan Aluminum Corporation. The remaining funding requirements for the acquisition were obtained through a combination of commercial paper, available cash and a short-term bank loan. In addition to the issuance of new debt, the Company has also assumed the debt of companies acquired, which amounted to $2.1 billion in 2003.

In January 2002, the Company redeemed all of its $150-million 8.875% debentures originally due on January 15, 2022, for 104.15% of their face value. A loss of $6 million was recognized in the first quarter of 2002. In September 2002, the Company issued $500 million of 4.875% global notes due September 15, 2012. Net proceeds were used to repay existing long-term debt and commercial paper borrowings.

Debt as a percentage of invested capital does not have a uniform definition. Because other issuers may calculate debt as a percentage of invested capital differently, Alcan's calculation may not be comparable to other companies' calculations. The reconciliation below explains the calculation. The figure is calculated by dividing borrowings by total invested capital. Total invested capital is equal to the sum of borrowings and equity, including minority interests. The Company believes that debt as a percentage of invested capital can be a useful measure of its financial leverage as it indicates the extent to which it is financed by debtholders. The measure is widely used by the investment community and credit rating agencies to assess the relative amounts of capital put at risk by debtholders and equity investors.

Management's Discussion and Analysis

Reflecting the impact of new debt issuances and debt assumed on acquisitions, debt as a percentage of invested capital at the end of 2003 increased to 46%, up from 31% at the end of 2002 and 32% at the end of 2001. In line with its commitment to maintain strong financial ratios and solid investment grade credit ratings, Alcan plans to reduce its debt to capitalization ratio to about 35% over the next two years. Given forecasted operating cash flows and anticipated proceeds from divestitures related to the Pechiney acquisition, the Company believes this is achievable. The outcome of divestitures required for regulatory reasons as a result of the Pechiney acquisition could have a significant impact on future cash flows.  The regulatory requirements for divestitures are further described in note 24 of the consolidated financial statements.

Debt as a Percentage of Invested Capital As at December 31 (In millions of US$, including Pechiney)	2003	2002	2001

Debt
Short-term borrowings	1,802	381	553
Debt maturing within one year	356	295	652
Debt not maturing within one year	7,604	3,186	2,884
Debt of operations held for sale	1	5	2
Total debt	9,763	3,867	4,091

Equity
Minority interests	524	150	132
Redeemable non-retractable preference shares	160	160	160
Common shareholders' equity	10,555	8,465	8,610
Total equity	11,239	8,775	8,902

Invested capital	21,002	12,642	12,993
Debt as a Percentage of Invested Capital (%)	46	31	32

The quarterly common share dividend remained at 15 cents per share in 2003. Total dividends paid (common and preference) to shareholders were $200 million in 2003 compared to $197 million in 2002 and $200 million in 2001.

Cash and time deposits in continuing operations totaled $803 million at the end of 2003, up from $109 million at the end of 2002 and $116 million at the end of 2001. The increase in 2003 includes $338 million of cash assumed on the acquisition of Pechiney, as well as funds held for the purchase of the remaining shares of Pechiney subsequent to year-end. While Alcan has significantly more short-term debt at the end of 2003 as compared to 2002 and 2001, forecasted free cash flow and the anticipated proceeds from business divestments in connection with the Pechiney acquisition will be available for the repayment of short-term debt.  Short-term debt (short-term borrowings plus debt maturing within one year plus debt of operations held for sale) represented 22% of total debt at the end of 2003 as compared to 18% at the end of 2002 and 30% at the end of 2001.

Alcan has access to approximately $2.9 billion of corporate committed credit facilities, of which $500 million was unused as of the date of this report.  The Company believes that the cash from continuing operations, together with available credit facilities, will be more than sufficient to meet the cash requirements of operations, planned capital expenditures, dividends and any short-term debt refinancing requirements. In addition, the Company believes that its ability to access global capital markets, considering its investment grade credit rating, should provide any additional liquidity that may be required to meet unforeseen events.

Management's Discussion and Analysis

Contractual Obligations

The Company has future obligations under various contracts relating to debt payments, capital and operating leases, long-term purchase arrangements, pensions and other post-employment benefits, and guarantees.  The table below provides a summary of these contractual obligations (based on undiscounted future cash flows) as at December 31, 2003.

Contractual Obligations As at December 31, 2003 (In millions of US$, including Pechiney)	Payments due by period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years

Long-term debt (1)	7,960	356	2,145	599	4,860
Capital leases (2)	86	16	23	20	27
Operating leases (2)	419	84	127	80	128
Purchase obligations (2)	3,275	607	485	414	1,769
Unfunded pension plans (3)	3,032	68	139	142	2,683
Other post-employment benefits (3)	2,544	69	151	171	2,153
Funded pension plans (3)	(4)	172	391	415	(4)
Guarantees (2)	187	74	74	23	16
Total		1,446	3,535	1,864
(1)	Refer to note 19, Debt Not Maturing Within One Year, of the accompanying consolidated financial statements.
(2)	Refer to note 24, Commitments and Contingencies, of the accompanying consoldiated financial statements.
(3)	Refer to note 28, Post-retirement Benefits, of the accompanying consolidated financial statements.
(4)	Pension funding generally includes the contribution required to finance the annual service cost, except where the plan is largely overfunded, and amortization unfunded liabilities over periods of 15 years, with larger payments made over the initial period where required by pension legislation. Contributions depend on actual returns on pension assets and on deviations from other economic and demographic actuarial assumptions. Based on management's long-term expected return on assets, annual contributions for years after 2008 are projected to be in the same range as in prior years and to grow in relation with payroll.

ENVIRONMENT, HEALTH AND SAFETY (EHS)

Alcan strives to be a recognized leader of environment, health and safety excellence. To move toward this vision, Alcan introduced a new EHS management system in 2003, EHS FIRST, which is an integral part of the Company's overall business management philosophy and a critical component of its value maximizing agenda.

EHS FIRST is aligned with ISO 14001, an international environmental management standard, and OHSAS 18001, an international occupational health and safety management standard. All Alcan facilities are expected to implement the necessary management systems to support ISO 14001 and OHSAS 18001 certifications. By the end of 2003, 63% of the Company's facilities were ISO 14001 certified and 46% of the facilities were OHSAS 18001 certified. By the end of March 2004, all Alcan facilities should be certified, with the exception of newly acquired facilities including those of Pechiney, which will have two years within which to comply. EHS performance data can be found in the Company's 2003 Web-based sustainability report under key measures of sustainability.

EHS FIRST provides clear standards set out in a management system manual, which also includes mandatory EHS directives. With the aid of an internal gap analysis tool, all facilities, excluding those of Pechiney, have been enabled to check compliance against the new standards and to plan the measures to fill any gaps in 2004. By the end of 2003, 94% of the requirements were fulfilled. The continuous improvement process drives Alcan's businesses to reduce impacts while improving their competitive position and efficiency. Alcan's capital expenditures to protect the environment and improve working conditions were $71 million in 2003. EHS expenditures are projected to be $137 million in 2004 and $193 million in 2005. In addition, expenditures charged against income for environmental protection were $196 million in 2003, and are expected to be $222 million in 2004 and $238 million in 2005.

As of October 2003, Alcan's six business groups took the lead in managing TARGET, an internationally recognized greenhouse gas management program. The Company was once again selected as a component of the Dow Jones Sustainability World Index.

Management's Discussion and Analysis

OPERATING SEGMENT REVIEW

Alcan's six business groups or operating segments are Bauxite and Alumina, Primary Metal, Rolled Products Americas and Asia, Rolled Products Europe, Engineered Products and Packaging.  Starting January 1, 2004, Pechiney's businesses will be aligned with Alcan's business structure.

The Company's measure of the profitability of its operating segments is referred to as business group profit (BGP).  BGP comprises earnings before interest, taxes, depreciation and amortization and excludes certain items, such as corporate costs, asset impairments and Other Specified Items that are not under the control of the business groups.  These excluded items are managed by the Company's head office, which focuses on strategy development and oversees governance, policy, legal, compliance, human resources and finance matters.

Additional operating segment information is presented in note 30 of the consolidated financial statements.  The information that follows is reported by operating segment on a stand-alone basis. Transactions between groups are conducted at arm's length and reflect market prices. Accordingly, earnings from Bauxite and Alumina as well as from Primary Metal operations include profit on alumina or metal produced by the Company, whether sold to third parties or used in the Company's fabricating and packaging operations. Earnings from the downstream operations represent only the value-added portion of the profit from rolled products, engineered products and packaging products.

Revenues by Business Group - 2003

Bauxite and Alumina

The Bauxite and Alumina (B&A) group owns or operates seven bauxite mines and deposits and five alumina refineries. The alumina produced is used to meet the Company's own smelting requirements and is also sold to third-party customers. In recent years, B&A has repositioned its business portfolio around low-cost bauxite and alumina assets in Australia, which has substantially lowered cash costs and improved its competitive position.  The acquisition of Pechiney increases the group's alumina production capacity (including specialty aluminas) from 4.4 Mt/y to approximately 6.5 Mt/y, making Alcan the second largest alumina producer in the world.

Sales and Production - B&A

Higher production in 2003 reflected the benefits of the Gove optimization project, partly offset by the closure of the European specialty alumina operations.

Management's Discussion and Analysis

In 2003, record production levels at the Gove refinery together with higher production levels at the Queensland Alumina joint venture in Australia were partially offset by production lost due to the 2002 closure of the Burntisland specialty alumina plant in the U.K.   The decline in production in 2002 was due to the sale of the Company's Jamaican operations in the second quarter of 2001.

In the second quarter of 2002, a production optimization project at Gove was initiated. This $40-million project has increased the refinery's capacity by 60 kt/y to date and is expected to further increase capacity by another 40 kt/y by the end of 2004 when the final phase of the project is completed.

In 2003, Alcan initiated a detailed feasibility study for a proposed expansion of the Gove refinery.  The potential expansion would increase Gove's smelter-grade alumina production from 2.0 Mt/y to approximately 3.5 Mt/y.  It is expected that the detailed feasibility study will be completed by mid-2004, with potential commissioning of the expansion in 2007.

As a result of a value-based review of its activities in specialty alumina-based chemicals, Alcan announced in January 2002 that it would exit this business in Europe due to the unprofitable nature of this market and because of its disadvantaged cost position.  Alcan ceased these operations in November 2002, following a consultation process with employees and union representatives.

Increased BGP for 2003 resulted from higher alumina prices, partly offset by higher energy costs and the negative impact of foreign currency movements on balance sheet translation and operating costs.  In 2002,  decreased production and lower alumina prices, partially offset by improved production costs, contributed to lower BGP.

BGP - B&A

Higher alumina prices contributed to higher BGP in 2003, despite increased energy costs and negative foreign currency impacts.

In 2003, strong demand from China caused the alumina market to be in short supply, resulting in a sharp rise in spot prices.  Long-term contract prices moved up as well in response to rising prices for aluminum on the LME.  Average realized prices decreased in 2002 compared to 2001 in line with lower LME prices.

Average production costs per tonne were 7% higher in 2003 as ongoing cost reduction efforts were more than offset by higher energy prices and the impact of foreign currency movements.  Average production costs per tonne were 6% better in 2002, due to the divestment of high-cost operations in Jamaica and lower raw material prices.

The B&A group also owns and operates three specialty chemical facilities. These facilities produce alumina-based products for a wide array of applications, including solid surfacing, refractories, ceramics, catalysts, absorbants and water treatment.  In 2003, operating results were 85% higher than in the prior year, due mainly to the closure of the Burntisland plant in the U.K. that had operated at a loss in 2002.  Operating results for 2002 were 24% lower than in 2001 due to poor market conditions.

Primary Metal

Alcan is the second largest primary aluminum producer in the world.  The Primary Metal group operates or has interests in 16 smelters worldwide with a total capacity of 2.4 Mt/y.  Of this capacity, 62% is supplied by Company-owned power, which represents a major competitive advantage when compared to the industry average of 28%. With a focus on continuous improvement in technology and costs, the Company is reinforcing its excellent low-cost primary metal position. Over 50% of Alcan's smelting capacity is in the lowest quartile on the industry cash cost curve.  In addition to LME-grade ingot, the Primary Metal group produces value-added aluminum in the form of sheet ingot, extrusion billet, cable rods and foundry ingot for other Alcan plants or third-party customers serving the transportation, building and construction, consumer goods and machinery markets.  The acquisition of Pechiney increases smelter capacity to approximately 4.1 Mt/y and gives the Company the largest share of low-cost capacity in the world.

Management's Discussion and Analysis

Sales and Production - Primary Metal

Alouette, Kitimat and Soeral were major contributors to the 5% increase in production in 2003.

A full year of production from the Company's 40%-interest in Aluminerie Alouette in Sept-Îles, Quebec, acquired during 2002, capacity restarts at the Kitimat smelter in British Columbia and benefits from the Soeral expansion project in Norway contributed to the 5% increase in production in 2003.   Nine smelters set annual production records.  Most of Alcan's smelter production is in the form of value-added ingot, and record sales levels were achieved for each of the three major products: extrusion billet, foundry ingot and rod.   Record production was also achieved at the partially-owned anode plant, Aluchemie, in the Netherlands.

BGP - Primary Metal

Negative foreign currency exchange and higher raw material costs more than offset a 5% increase in LME prices and benefits from profit improvement initiatives.

In 2003, additional sales volumes, higher metal realizations and benefits from profit improvement initiatives were more than offset by the negative impact of the weaker U.S. dollar, higher alumina and fuel-related raw material costs, as well as higher pension expenses. For the year, there was an unfavourable balance sheet translation impact of $69 million.

In 2002, BGP increased by 5% as compared to 2001. Additional sales volumes, lower operating costs, and benefits from the algroup integration and restructuring programs more than offset a 6% reduction in LME prices and the unfavourable impact of foreign currency translation of $10 million.

Cost of Production - Primary Metal

* Includes pre-operating and start-up costs, general overhead from non-operating sites, underabsorbed fixed costs due to unused capacity and environmental provisions.

Total metal production costs for the year increased by $91/t or 7%, mainly reflecting negative foreign exchange impacts.

Management's Discussion and Analysis

The increase of $91/t in total metal production costs in 2003 was attributable to the unfavourable impact of the weaker U.S. dollar, higher alumina and fuel-related raw materials, as well as higher pension expenses. Benefits from cost reduction initiatives helped to offset some of these unfavourable variances.  Special charges in 2001 and 2002 were mainly for Alma pre-operating and start-up expenses.

Work on the expansion of the Alouette smelter in Quebec, in which Alcan has a 40% stake, is proceeding on budget and ahead of schedule.  Start-up is expected in early 2005, with full production later that year. The expansion, of which Alcan's share of the cost is $350 million, will increase the capacity of the smelter from 243 kt/y to 550 kt/y. In 2003, capital spending on the expansion was $106 million.

The high-amperage/low-energy project at the Lynemouth and Lochaber smelters in the U.K., which was approved in June 2002, was completed on budget and on schedule. This project will result in incremental production of 16 kt/y, as well as improved energy efficiencies and lower CO2 emissions.

The construction of the Candonga hydro power plant in Brazil, with an installed capacity of 140 Mw, has been completed at a total cost to Alcan of $47 million.  Alcan participated equally in the facility with CVRD (Companhia Vale do Rio Doce).   Start-up is expected in the first quarter of 2004.

Alcan's innovation and commitment to finding sustainable and financially attractive solutions was further demonstrated in the development of a solution for the treatment of spent potlining. Spent potlining is considered a hazardous waste composed of carbon and the refractory lining of electrolytic cells that are taken out of service after a useful life of about six years.  For a total investment of up to CAN$150 million, an 80-kt/y treatment facility will be built in the Saguenay-Lac-Saint-Jean region of Quebec using Alcan technology.

In October, Alcan signed a definitive joint venture agreement with Qingtongxia Aluminum Company (QTX) and Ningxia Electric Power Development and Investment Co. Ltd. (NEI) in China. Under the agreement, Alcan will invest up to $150 million to acquire a 50% share in an existing modern 150-kt/y pre-bake smelter located in the Ningxia autonomous region. The agreement provides for the joint venture to obtain long-term access to dedicated power at competitive terms sufficient to meet the energy requirements of the smelter. The agreement also gives Alcan a substantial operating role and the option to acquire, through additional investment, up to 80% of a new 250-kt/y potline already under construction. The agreed joint venture proposal is awaiting Chinese government approval. The investment is expected to take place in the first quarter of 2004.

In line with its commitment to economic and environmental sustainability, Alcan announced in January 2004 that it will permanently halt production of the four Söderberg potlines at the 60-year-old Arvida smelter in Jonquière, Quebec. The shutdown will affect 90 kt/y of production, which represents 3% of Alcan's global production capacity. Total decommissioning costs are expected to be approximately $26 million consisting mainly of early retirement and demolition expenses.

Rolled Products Americas and Asia

Alcan Rolled Products Americas and Asia (RPAA), with 15 production facilities in five countries, is focused on meeting the ever-changing needs of its global and regional fabrication customers through the rapid transfer and adoption of best technology and management practices. The RPAA group manufactures and sells high-quality sheet and light gauge rolled products serving numerous markets, including beverage, food packaging, automotive, construction and other durable goods.  The acquisition of Pechiney does not materially impact RPAA.

Sales and Operating Revenues - RPAA

Revenues increased due to higher metal prices.

The sales increase in 2003 was driven mainly by higher-priced metal input costs being passed through to customers.  Volumes increased by 18% in Asia and 10% in South America, offsetting a 7% decline in North America.  The Company was able to capitalize on growth in Asian can demand, particularly in China, combined with improved operating performance in its Korean operations. Alcan also made further inroads into the South American can market, which began to grow towards the end of the year. North American sales were below the record 2002 pace with weakness in some end-use markets and lower can sheet volumes.

Management's Discussion and Analysis

Rolled Products Americas and Asia Revenues - 2003

BGP and Shipments - RPAA

* Includes shipments of rolled products and conversion of customer-owned metal.

Significantly improved costs helped offset higher energy, pension and recycled metal costs as well as unfavourable foreign exchange and product mix impacts.

BGP for RPAA in 2003 declined by 7% compared to the record 2002 performance. While shipments were at all-time highs in Asia and South America, the positive impact was offset by reduced volume in North America.  Benefits from aggressive cost reduction efforts in all regions helped counterbalance higher recycled metal and energy costs, a less favourable product mix and metal price lags, as well as the adverse impact of the strengthening Canadian dollar.  BGP in Asia and South America increased by 66% and 23%, respectively, compared to the prior year.

The financial results for RPAA in 2002 reflected a significant increase in BGP compared to 2001. This was attributable to volume increases along with successful cost reduction efforts in North America and the favourable impact of metal price movements. These factors more than offset the negative impact of a stronger Korean won and a volatile Brazilian economic situation and currency.

RPAA continues to benefit from important investments in the expansion, upgrade and acquisition of rolled products facilities in the past decade, as well as from its continuing customer focus and commitment to innovation, cost reduction and manufacturing excellence.

RPAA Business Units
In North America, shipments for 2003 were 7% below the prior year's record level due to lower can stock volumes, the transfer of volumes to Alcan's Asian plants and weak market conditions in the U.S. In contrast, automotive sheet sales reached an all-time record in 2003 as sales of light trucks in the North American market remained strong, despite a 3% decline in overall automobile sales.  RPAA benefited from innovations in sport utility vehicle (SUV) lift-gate and hood technologies as a result of its continued close co-operation with customers.  Industrial product revenues improved despite ongoing weakness in the distributor market and severe import price competition, as Alcan continued to concentrate on new value-creating product applications.  Container and foilstock volumes were essentially unchanged from 2002 levels, while package and converter foil shipments continued to be adversely affected by imports.

South American economies showed improvement compared to 2002, but the business environment remained challenging.  As the only local can sheet producer, Alcan was well positioned to grow can sheet sales despite a drop in the domestic can market. New product introductions along with competitive advantages and improvements in the distribution chain also strengthened the Company's sales position in industrial products and light gauge markets.  Efforts to grow export sales continued in order to mitigate the impact of soft local demand.

Taking full advantage of can sheet qualifications achieved in 2002 and improvements in operating performance in 2003, Alcan Taihan Aluminum Limited (ATA) capitalized on strong demand in Korea and China, achieving record production and sales volumes. In order to reinforce its strategic position in Southeast Asia, Alcan increased its ownership position in Aluminium Company of Malaysia from 36% to 59%.  The additional ownership stake was acquired from Nippon Light Metal Company, Ltd., in exchange for Alcan's shareholding in Alcan Nikkei Siam Limited in Thailand.

Management's Discussion and Analysis

Recycling
Alcan continues to be the world's leader in recycling used aluminum beverage cans (UBCs). Alcan's U.S. operations recycled 23 billion UBCs in 2003, representing an estimated 45% of all aluminum cans recycled in the United States.  The Company operates three aluminum can recycling plants located in Oswego, New York; Greensboro, Georgia; and Berea, Kentucky, the largest UBC recycling facility in the world.

Brazil, with its 87% recycling rate, was recognized as the worldwide leader among countries where UBC recycling is not legally mandated.  The state-of-the-art recycling operation at the Company's Pinda  facility in Brazil recycles UBCs and scrap purchased from a third-party metal recycler. Throughout 2003, Alcan made strides in the North American and Brazilian markets in its efforts to strengthen the returnable aluminum can concept with the public.  In Asia, ATA's Ulsan plant is developing its recycling business using Alcan technology.

Rolled Products Europe

Rolled Products Europe (RPE) produces a broad variety of flat rolled products through its 11 plants, with AluNorf in Germany as its large-scale modern hub for several further downstream operations. RPE continues to optimize its market and product portfolio and its production system to better serve its customers and markets and further reduce costs and working capital.  RPE serves a number of European markets including beverage can, building and construction, foilstock and automotive markets, as well as some global markets, such as lithographic sheet and industrial plate.  Through the Pechiney transaction, Alcan has acquired rolled products facilities in Europe.  As a condition to the acquisition, Alcan has made commitments to the European Commission to divest certain groups of assets (refer to note 24 of the consolidated financial statements). As of the date of this report, Alcan has not yet determined which assets to divest.

Sales and Operating Revenues - RPE

The stronger euro and a change in sales mix led to increased sales.

Higher realized prices, as a result of the stronger euro and a change in business mix, more than offset the decline in RPE's shipments, leading to higher revenues in 2003.

While the European beverage can market was negatively impacted by the introduction of the deposit legislation in Germany, demand growth in Eastern Europe compensated for this situation. The demand for high quality lithographic sheet was strong, ending 4% above 2002 levels; however the distribution market was weak throughout the year.

Other end-use markets were mixed in 2003.  The demand for bright surface products was robust, whereas painted products and industrial plate showed only modest improvement over 2002. In addition to the difficult economic situation, the strengthening euro versus the U.S. dollar exacerbated the already very competitive market conditions.

As in the prior year, the demand for aluminum automotive sheet remained strong in 2003 and represented the key driver for overall market growth, with automotive sheet volumes up 12% over 2002. Through its automotive finishing facility in Nachterstedt, Germany, RPE is the exclusive supplier to the all-aluminum structured Jaguar XJ, which entered production in 2003 at an estimated build rate of 30,000 cars per year.

Management's Discussion and Analysis

Rolled Products Europe Third-Party Revenues - 2003

BGP and Shipments - RPE

* Includes shipments of rolled products and conversion of customer-owned metal.

Higher realized prices and tight cost control resulted in higher BGP.

In 2003, RPE continued to concentrate on value-added market sectors and products, while focusing on cost and working capital reduction in its operations. To support the working capital reduction initiative, a standard mill scheduling optimizer was introduced at several plants during the year.

Higher price realizations, a better product mix and plant restructuring programs were the main drivers for higher BGP compared to 2002.   The translation impact from the stronger euro and Swiss franc also helped to boost U.S. dollar results.

Engineered Products

The Engineered Products (EP) group manufactures extruded and cast aluminum products, cable, wire and rod, as well as composite materials such as aluminum-plastic, fibre-reinforced plastic and foam-plastic. The group provides value-added solutions for the aerospace, automotive and mass transportation markets, as well as for the architectural and display markets. The group also has one of the largest aluminum cable positions in North America. Its focus is to capitalize on profitable growth opportunities by leveraging its superior technology on a global basis.  As a result of the acquisition of Pechiney, the group will become a leading supplier of high value-added aircraft sheet and plate.

Management's Discussion and Analysis

Sales and BGP - Engineered Products

Group-wide cost reduction initiatives and the contribution from composites' acquisitions mid-year offset the weak economic environment and higher costs for raw materials.

In 2003, sales and BGP were 10% and 1% higher, respectively. Despite difficult business conditions for the extrusions and distribution markets in Europe and for the cable market in North America, cost reduction initiatives across all businesses helped mitigate the weak economic environment and higher costs for raw materials.  Revenues and BGP in 2003 also benefited from the acquisitions of Baltek and Uniwood/FomeCor, since renamed Alcan Gator-Cor (Gator-Cor).

Engineered Products Revenues - 2003

Engineered Products Business Units
Auto sales in Europe in 2003 were 1.7% below 2002, the second consecutive year of decline. The group's increased sales of safety systems for new model cars largely offset the impact of delayed projects in cockpit carriers, but were not sufficient to compensate for a reduction in die casting sales. Two new dedicated plants for the production of safety systems are under construction in North America, which will help to replicate the Company's strong European position. Sales of safety systems for high-speed trains, metro trams and light-rail systems were below 2002 record levels as limited public sector spending led to the postponement of some projects.

Results for Alcan's North American cable business declined primarily due to softening markets, competitive pricing and cost pressures.  Market demand for transmission cable failed to materialize, as electric utilities did not increase spending as expected.  Additionally, the commercial/industrial sector showed no improvement.  The only strong markets for cable products in 2003 were rod and strip and residential construction, driven by housing starts.  Overall, total cable sales were lower than in 2002. While price levels improved compared to 2002, margins remained under pressure due to higher raw material costs.

With the acquisition and rapid integration of Baltek and Alcan Gator-Cor in 2003, Alcan secured a leadership position in the growing market for composites materials. In July, Alcan acquired Baltek Corporation, the world's leading supplier of balsa-based structural core materials, for approximately $38 million. The addition of Baltek's high performance materials will significantly enhance Alcan's range of composite products.  In October, the acquisition of Gator-Cor for $95 million was completed. Gator-Cor is one of the largest U.S.-based manufacturers of foam-based display boards. The successful completion of this transaction enables Alcan to offer a wide range of products to its customers in the graphics market. In addition to growth opportunities, the acquisition offers value-creating synergies particularly in best-practice transfers, logistical and operational improvements. Gator-Cor's two products, Gator-Foam and Fome-Cor, are complementary to Alcan's existing product range and are also sold through the same distribution channels.

In line with Alcan's strategy to maximize value, the extrusions operations in Italy were sold in 2003, while investments were made to modernize the extrusions plants in Decin, Czech Republic, and Saint-Florentin, France. While volumes for extrusions were only slightly higher than in 2002, higher aluminum prices led to a 24% increase in sales and a 17% improvement in results.

Management's Discussion and Analysis

Alcan's European service centres business experienced a decline in volumes particularly during the second half of 2003.  The weakening U.S. dollar contributed to a 14% improvement in sales over 2002. Low volumes combined with high stock levels at distributors put pressure on margins and resulted in a 14% decline in results compared to 2002.

Packaging

Revenues reached a record $3.2 billion in 2003, confirming the Packaging group as a world leader in the end-use packaging markets for food, pharmaceuticals, personal care and tobacco. The group offers a broad technical and geographical range of packaging solutions using plastics, engineered films, paper and paperboard, as well as aluminum and other materials. It is continuing to capitalize on profitable growth opportunities, both internal and external, created by enhanced product ranges, new geographies and new customer relationships resulting from both the algroup and VAW Flexible Packaging (FlexPac) additions.  The acquisition of Pechiney at the end of 2003 will further build on Alcan's leading positions in flexible and pharmaceutical packaging and is expected to increase group sales to approximately $6 billion annually.

Sales and BGP - Packaging

Cost reductions and the contribution of the FlexPac acquisition offset weak market conditions in 2003.

Cost reductions related to integration and restructuring programs helped offset pronounced weakness across most markets in the second half of 2003. Substantial BGP growth was achieved through the acquisition of FlexPac, which brought with it a substantial European flexible packaging position, a leadership presence in Asia and Turkey, and complementary materials technologies. At the close of 2003, the program to realize $40 million in annual integration savings was on track.  BGP was further enhanced as a result of foreign exchange benefits due mainly to the strength of the euro against the U.S. dollar.  Cash flow from operations was very strong, reflecting major efforts to reduce working capital and a disciplined approach to capital spending.

Packaging Revenues by Market - 2003

Management's Discussion and Analysis

Packaging Revenues by Region - 2003

Packaging Revenues by Type of Input - 2003

In April 2003, Alcan completed the acquisition of FlexPac for $330 million. The acquisition provides an excellent platform for profitable growth and is a good example of Alcan's focus on maximizing value. It significantly enhances Alcan's global leadership position in packaging by adding one of the world's leading producers of high-quality flexible packaging, expanding its footprint technologically and regionally, particularly in the rapidly developing markets of Asia. As a result of the acquisition, Alcan has world-class flexible packaging operations in Europe, Asia and the Americas.

Packaging Business Units
In 2003, foil and technical products continued to implement major restructuring programs in the U.K., Germany and Switzerland, which are key to maximizing shareholder value. At mid-year, profitability improved as the sector's fixed cost burden was reduced through plant consolidation. Profit targets were achieved through aggressive cost reduction programs in order to offset soft demand in major markets, particularly in the second half of the year.

The food flexibles market in Europe was flat overall in 2003, despite a promising start in the first quarter. The difficult conditions in the general food market were exacerbated by a hot summer and weak market conditions in France. Volume and margin pressures were, however, partly offset by the benefits of ongoing cost reduction and integration programs. A notable success in 2003 was the outstanding performance of the European food container business following the completion of an asset optimization program. The year also saw the opening of a major new, customer-dedicated facility in Spain. North American food flexibles consolidated its number of sites through a plant specialization program.  Ongoing growth in beverage pouch and roll labels, however, strengthened the Company's niche market position in the U.S. for these products.

The pharmaceutical and personal care sector posted strong sales gains compared to 2002. This was due primarily to continued worldwide growth of the pharmaceutical packaging business, which benefited from new product launches and market growth. Market pressures in plastics and specialty cartons have resulted in lower margins. In response, rationalization programs were instituted during the summer of 2003 and it is anticipated that the benefits will be fully realized in 2004.

Alcan's tobacco packaging business grew its market position overall, with consolidation of the growth achieved in North America in 2002 and significant growth in the European marketplace in 2003.  Investments made in Germany, Turkey and Kazakhstan are expected to achieve full-year potential in 2004.  A new tobacco inner liner production facility was successfully established in Bridgnorth in the U.K. and the new metallizing and laminating plant in Berlin, Germany, was officially opened in June, achieving full production targets by year-end 2003.

Management's Discussion and Analysis

RISKS AND UNCERTAINTIES

For further details, refer to notes 24, 25 and 26 of the consolidated financial statements.

Risk Management

As a multinational company, which is to a large degree engaged in a commodity-related business, Alcan's financial performance (including Pechiney) is heavily influenced by fluctuations in metal prices and exchange rates. In order to reduce a portion of the associated risks, the Company uses a variety of financial instruments and commodity contracts. Clearly defined policies and management controls govern all risk management activities. Transactions in financial instruments for which there is no underlying exposure to the Company are prohibited, except for a small metal trading portfolio not exceeding 24,000 tonnes, which is marked to market.

The decision whether and when to commence a hedge, along with the duration of the hedge, can vary from period to period depending on market conditions and the relative costs of various hedging instruments. The duration of a hedge is always linked to the timing of the underlying exposure, with the connection between the two being constantly monitored to ensure effectiveness.

Sensitivities

Estimated after-tax effect on Alcan's net income of:

	Change in	US$M	US$
	rate/price		per share
Economic impact of changes in
period-average exchange rates
Canadian dollar	+1 US cent	$ (11)	$ (0.03)
Australian dollar	+1 US cent	$ (3)	$ (0.01)
Euro	+1 US cent	$ (1)	$ (0.00)
Balance sheet translation impact of changes
in period-end exchange rates
Canadian dollar	+1 US cent	$ (17)	$ (0.05)
Australian dollar	+1 US cent	$ (4)	$ (0.01)
Economic impact of changes in
period-average LME prices *
Aluminum	+US$100/t	$ 180	$ 0.49

*   Average price realizations across Alcan's total product portfolio generally lag LME price changes by three to six months.  Changes in local and regional premia may also impact aluminum price sensitivity.  All sensitivities reflect the acquisition of Pechiney.

Foreign Currency Exchange
Exchange rate movements, particularly between the Canadian dollar and the U.S. dollar, have an impact on Alcan's costs and therefore its net results. Because the Company has significant operating costs denominated in Canadian dollars while its functional currency is the U.S. dollar, it benefits from a weakening in the Canadian dollar but, conversely, is disadvantaged if it strengthens.

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

Management's Discussion and Analysis

Critical Accounting Policies and Estimates

The Company's significant accounting policies are presented in note 2 to the consolidated financial statements.  The critical accounting policies and estimates described below are those that are both most important to the portrayal of the Company's financial condition and results and require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

Post-retirement Benefits
The costs of pension and other post-retirement benefits are calculated based on assumptions determined by management, with the assistance of independent actuarial firms and consultants.  These assumptions include the long-term rate of return on pension assets, discount rates for pension and other post-retirement benefit obligations, expected service period, salary increases, retirement ages of employees and health care cost trend rates.  These assumptions are subject to the risk of change as they require significant judgment and have inherent uncertainties that management may not be able to control. The two most significant assumptions used to calculate the obligations in respect of employee benefit plans are the discount rates for pension and other post-retirement benefits, and the expected return on assets.  The discount rate for pension and other post-retirement benefits is the interest rate used to determine the present value of benefits.  It is based on the yield on long-term high-quality corporate fixed income investments at the end of each fiscal year.  The weighted-average discount rate was 5.6% as at December 31, 2003 compared to 5.8% for 2002 and 6.1% for 2001. An increase in the discount rate of 0.5%, assuming inflation remains unchanged, will result in a reduction of approximately $554 million in the pension and other post-retirement obligations and a reduction of approximately $46 million in the net periodic benefit cost. A reduction in the discount rate by 0.5%, assuming inflation remains unchanged, will result in an increase of approximately $593 million in the pension and other post-retirement obligations and an increase of approximately $48 million in the net periodic benefit cost. The calculation of the estimate of the expected return on assets is described in note 28, Post-retirement Benefits.  The weighted-average expected return on assets was 7.1% for 2003, 7.1% for 2002 and 7.3% for 2001.  The expected return on assets is a long-term assumption whose accuracy can only be measured over a long period based on past experience.  Over the 15-year period ended December 31, 2003, the average actual return on assets exceeded the expected return by 1.5% per year. A variation in the expected return on assets by 0.5% will result in a variation of approximately $37 million in the net periodic benefit cost.

Environmental Liabilities
Environmental expenses are accrued on an undiscounted basis when it is probable that a liability for past events exists. In determining whether a liability exists, the Company is required to make judgments as to the probability of a future event occurring.  The Company's judgments regarding the probability are subject to the risk of change, as it must make assumptions about events that may or may not occur in the distant future.  If the Company's judgments differ from those of legal or regulatory authorities, the provisions for environmental expense could increase or decrease significantly in future periods. The Company consults with its external legal counsel on all material environmental matters.  In order to estimate the likelihood of a future event occurring, the Company and its external legal counsel exercise their professional judgement based on case facts and experience.

Property, Plant and Equipment
Due to changing economic and other circumstances, the Company regularly reviews its property, plant and equipment ("PP&E").  Accounting standards require that an impairment loss be recognized when the carrying amount of a long-lived asset held for use is not recoverable and exceeds its fair value.  The amount of impairment to be recognized is calculated by subtracting the fair value of the asset from the carrying amount of the asset. As discussed in the notes to the consolidated financial statements, the Company reviewed specific PP&E for impairment in 2003 due to situations where circumstances indicated that the carrying value of specific assets could not be recovered.  The Company made assumptions about the undiscounted sum of the expected future cash flows from these assets and determined that they were less than their carrying amount, resulting in the recognition of an impairment in accordance with GAAP. In estimating future cash flows, the Company uses its internal plans.  These plans reflect management's best estimates; however they are subject to the risk of change as they have inherent uncertainties that management may not be able to control.  Actual results could differ significantly from those estimates. The Company cannot predict whether an event that triggers an impairment of PP&E will occur or when it will occur, nor can it estimate what effect it will have on the carrying values of these assets.  However, the effect could be material.

Management's Discussion and Analysis

Goodwill
As reported in note 3, Accounting Changes, effective January 2002, goodwill is no longer amortized but is tested annually for impairment at the reporting unit level.  Impairment is determined by comparing the fair value of the reporting unit to its carrying value.  The fair value of a reporting unit and assets and liabilities within a reporting unit may be determined using alternative methods for market valuation, including quoted market prices, discounted cash flows and net realizable values.  Upon adoption of this standard, an impairment of $748 million (including $8 million related to assets held for sale) was identified in the goodwill balance as at January 1, 2002, and was charged to opening retained earnings in 2002.  Amortization expense recognized in the statement of income was $72 million in 2001. In estimating the fair value of a reporting unit, the Company uses acceptable valuation techniques and makes assumptions and estimates in a number of areas, including future cash flows and discount rates.  In estimating future cash flows, the Company uses its internal plans.  These plans reflect management's best estimates; however, they are subject to change as they have inherent uncertainties that management may not be able to control.  Actual results could differ significantly from those estimates.

Income Taxes
The provision for income taxes is calculated based on the expected tax treatment of transactions recorded in the Company's consolidated financial statements.  Income tax assets and liabilities, both current and deferred, are measured according to the income tax legislation that is expected to apply when the asset is realized or the liability settled.  The Company regularly reviews the recognized and unrecognized deferred income tax assets to determine whether a valuation allowance is required or needs to be adjusted.  In forming a conclusion about whether it is appropriate to recognize a tax asset, the Company must use judgment in assessing the potential for future recoverability while at the same time considering past experience.  All available evidence is considered in determining the amount of a valuation allowance.  If the Company's interpretations differ from those of tax authorities or judgments with respect to tax losses change, the income tax provision could increase or decrease, potentially significantly, in future periods.

Business Combinations
The Company accounts for business acquisitions using the purchase method.  Under this method, the cost of a purchase is allocated to the estimated fair values of the net assets acquired.   When the Company completes an acquisition towards the end of its fiscal year or the acquired enterprise is very large, the Company makes tentative estimates of the fair values of the net assets acquired as it is still in the process of gathering all the relevant data.  Accordingly, the final fair values of the net assets acquired could differ materially from the amounts presented in the 2003 consolidated financial statements.   In the case of the Pechiney acquisition completed on December 15, 2003, the significant elements for which the fair values could differ include PP&E, intangible assets, goodwill, deferred income taxes, deferred charges and other assets, and deferred credits and other liabilities.  Changes in the fair values of these elements could have a significant impact on the Company's net income, including depreciation and amortization, and income taxes.  The Company expects to complete the final valuation of Pechiney's net assets during 2004.

Cautionary Statement
Statements made in this report that describe the Company's or management's objectives, projections, estimates, expectations or predictions of the future may be "forward-looking statements" within the meaning of securities laws, which can be identified by the use of forward-looking terminology such as "believes", "expects", "may", "will", "should", "estimates", "anticipates" or the negative thereof or other variations thereon. The Company cautions that, by their nature, forward-looking statements involve risk and uncertainty and that the Company's actual actions or results could differ materially from those expressed or implied in such forward-looking statements or could affect the extent to which a particular projection is realized. Important factors that could cause such differences include global supply and demand conditions for aluminum and other products, aluminum ingot prices and changes in raw materials' costs and availability, changes in the relative value of various currencies, cyclical demand and pricing within the principal markets for the Company's products, changes in government regulations, particularly those affecting environmental, health or safety compliance, economic developments, relationships with and financial and operating conditions of customers and suppliers, the effects of integrating acquired businesses and the ability to attain expected benefits and other factors within the countries in which the Company operates or sells its products and other factors relating to the Company's ongoing operations including, but not limited to, litigation, labour negotiations and fiscal regimes. The aluminum market overview contained in this report is based on research that includes information from sources believed to be reliable, but Alcan does not make any representation that it is accurate in every detail. The aluminum market overview represents the Company's views as of March 5, 2004.

Responsibility for the Annual Report
Alcan’s management is responsible for the preparation, integrity and fair presentation of the financial statements and other information in the Annual Report. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include, where appropriate, estimates based on the best judgment of management. A reconciliation with generally accepted accounting principles in the United States is also presented. Financial and operating data elsewhere in the Annual Report are consistent with that contained in the accompanying financial statements.

Alcan’s policy is to maintain systems of internal accounting, administrative and disclosure controls of high quality consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is accurate and reliable and that Company assets are adequately accounted for and safeguarded. The Board of Directors oversees the Company’s systems of internal accounting, administrative and disclosure controls through its Audit Committee, which is comprised of directors who are not employees. The Audit Committee meets regularly with representatives of the shareholders’ independent auditors and management, including internal audit staff, to satisfy themselves that Alcan’s policy is being followed. In addition, a Disclosure Committee of management has been established to manage disclosure of corporate information and oversee the functioning of the Company’s disclosure controls and procedures.

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
March 5, 2004

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

Auditors’ Report

To the Shareholders of Alcan Inc.

We have audited the consolidated balance sheets of Alcan Inc. as at December 31, 2003, 2002 and 2001 and the consolidated statements of income, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

((Signature))
PricewaterhouseCoopers LLP, Chartered Accountants                                 Montreal, Canada, March 5, 2004

Comments by Auditors on Canada-United States Reporting Difference
United States reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by a change in accounting principle, such as those changes described in note 3 to the consolidated financial statements. Although we conducted our audits in accordance with both Canadian and United States generally accepted auditing standards, our report to the shareholders dated March 5, 2004 is expressed in accordance with Canadian reporting standards which do not permit a reference to such changes in accounting principles in the auditors’ report when the changes are properly accounted for and adequately disclosed in the financial statements.

((Signature))
PricewaterhouseCoopers LLP, Chartered Accountants                                 Montreal, Canada, March 5, 2004

Consolidated Financial Statements

Consolidated Statement of Income (in millions of US$, except per share amounts)

Year ended December 31	2003	2002	2001

Sales and operating revenues	13,640	12,296	12,385

Costs and expenses
Cost of sales and operating expenses	10,802	9,716	9,786
Depreciation and amortization (notes 2 and 7)	923	835	798
Selling, administrative and general expenses	746	571	544
Research and development expenses	140	115	135
Interest	218	202	252
Restructuring, impairment and other special charges (note 9)	(38)	60	654
Goodwill impairment (note 7)	28	-	-
Other expenses (income) - net (note 14)	193	113	112
	13,012	11,612	12,281
Income from continuing operations
before income taxes and other items	628	684	104
Income taxes (note 10)	325	295	44
Income from continuing operations before other items	303	389	60
Equity income	3	3	3
Minority interests	(16)	(3)	13
Income from continuing operations
before amortization of goodwill	290	389	76
Amortization of goodwill (note 7)	-	-	72
Income from continuing operations	290	389	4
Loss from discontinued operations (note 4)	(123)	(15)	(2)
Net income	167	374	2
Dividends on preference shares	7	5	8
Net income (Loss) attributable to common shareholders	160	369	(6)
Net income (Loss) per common share – basic
Income from continuing operations
before amortization of goodwill	0.88	1.19	0.21
Amortization of goodwill	-	-	0.22
Income (Loss) from continuing operations	0.88	1.19	(0.01)
Income (Loss) from discontinued operations	(0.38)	(0.04)	(0.01)
Net income (Loss) per common share – basic	0.50	1.15	(0.02)
Net income (Loss) per common share – diluted
Income from continuing operations
before amortization of goodwill	0.88	1.18	0.21
Amortization of goodwill	-	-	0.22
Income (Loss) from continuing operations	0.88	1.18	(0.01)
Income (Loss) from discontinued operations	(0.38)	(0.04)	(0.01)
Net income (Loss) per common share - diluted	0.50	1.14	(0.02)
Dividends per common share	0.60	0.60	0.60

The accompanying notes are an integral part of the financial statements.

Consolidated Statement of Retained Earnings (in millions of US$)

Year ended December 31	2003	2002	2001

Retained earnings – beginning of year	3,503	4,074	4,272
Accounting change – Impairment of goodwill
as at January 1, 2002 (note 3)	-	(748)	–
	3,503	3,326	4,272
Net income	167	374	2
Dividends
– Common	(193)	(192)	(192)
– Preference	(7)	(5)	(8)

Retained earnings – end of year (note 23)	3,470	3,503	4,074

The accompanying notes are an integral part of the financial statements.

	Consolidated Balance Sheet (in millions of US$)

	December 31	2003	2002	2001
	ASSETS
	Current assets
	Cash and time deposits	803	109	116
	Trade receivables (net of allowances of $90 in 2003,
	$58 in 2002 and $51 in 2001) (notes 2, 12 and 13)	3,215	1,252	1,183
	Other receivables	824	542	526
	Deferred income taxes (note 10)	50	-	-
	Inventories
	Aluminum operating segments
	Aluminum	944	901	870
	Raw materials	432	390	413
	Other supplies	330	296	268
		1, 706	1,587	1,551
	Packaging operating segment	479	368	368
	Pechiney operating segment	1, 923	-	-
		4, 108	1,955	1,919
	Current assets held for sale (note 4)	231	92	73
	Total current assets	9,231	3,950	3,817
	Deferred charges and other assets (note 15)	926	666	715
	Deferred income taxes (note 10)	745	60	83
	Property, plant and equipment (note 16)
	Cost (excluding Construction work in progress)	23, 463	17,618	16,084
	Construction work in progress	673	566	607
	Accumulated depreciation	(9,064)	(8,093)	(7,125)
		15, 072	10,091	9,566
	Intangible assets, net of accumulated amortization
of	$88 in 2003, $53 in 2002 and $26 in 2001 (note 7)	1, 059	318	285
	Goodwill (note 7)	4, 789	2,303	2,874
	Long-term assets held for sale (note 4)	135	210	201
	Total assets	31,957	17,598	17,541

The accompanying notes are an integral part of the financial statements.

Consolidated Balance Sheet (in millions of US$)

December 31	2003	2002	2001

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Payables and accrued liabilities	5,187	2,283	2,281
Short-term borrowings	1,802	381	553
Debt maturing within one year (note 19)	356	295	652
Deferred income taxes (note 10)	86	-	-
Current liabilities of operations held for sale (note 4)	113	58	49
Total current liabilities	7,544	3,017	3,535

Debt not maturing within one year (notes 19 and 26)	7,604	3,186	2,884
Deferred credits and other liabilities (note 18)	3,268	1,418	1,130
Deferred income taxes (note 10)	1,983	1,180	1,069
Long-term liabilities of operations held for sale (note 4)	319	22	21
Minority interests	524	150	132
Shareholders’ equity
Redeemable non-retractable preference shares (note 20)	160	160	160
Common shareholders’ equity
Common shares (note 21)	6,426	4,703	4,687
Contributed surplus (notes 6 and 22)	80	-	-
Retained earnings (note 23)	3,470	3,503	4,074
Common shares held by a subsidiary (note 21)	(56)	-	-
Deferred translation adjustments (note 25)	635	259	(151)
	10,555	8,465	8,610
	10,715	8,625	8,770
Commitments and contingencies (note 24)
Total liabilities and shareholders’ equity	31,957	17,598	17,541

The accompanying notes are an integral part of the financial statements.

Approved by the Board:

((Signature))
Travis Engen, Director
((Signature))
L. Denis Desautels, Director

Consolidated Statement of Cash Flows (In millions of US$)

Year ended December 31	2003	2002	2001

Operating activities
Income from continuing operations	290	389	4
Adjustments to determine cash from operating activities:
Depreciation and amortization	923	835	798
Amortization of goodwill	-	-	72
Deferred income taxes	47	71	(149)
Asset impairment provisions	86	33	232
Loss (Gain) on sales of businesses and investment – net	(44)	(27)	123
Change in operating working capital
Change in receivables	185	154	120
Change in inventories	71	90	83
Change in payables	26	(91)	(60)
Total change in operating working capital	282	153	143
Change in deferred charges, other assets,
deferred credits and other liabilities – net	222	150	133
Other – net	27	(1)	19
Cash from operating activities in continuing operations	1,833	1,603	1,375
Cash from operating activities in
discontinued operations (note 4)	7	11	12

Cash from operating activities	1,840	1,614	1,387
Financing activities
New debt	3,687	848	1,852
Debt repayments	(642)	(1,138)	(1,779)
	3,045	(290)	73
Short-term borrowings – net	604	(209)	(479)
Sale of receivables	-	-	300
Common shares issued*	42	16	61
Dividends
Alcan shareholders (including preference)	(200)	(197)	(200)
Minority interests	(11)	(6)	(2)
Cash from (used for) financing activities
in continuing operations	3,480	(686)	(247)
Cash from (used for) financing activities in
discontinued operations (note 4)	(28)	2	-
Cash from (used for) financing activities	3,452	(684)	(247)

* Excludes the non-cash impact of common shares issued in exchange for Pechiney securities. See note 6 – Acquisition of Pechiney.

The accompanying notes are an integral part of the financial statements.

Consolidated Statement of Cash Flows (In millions of US$)

Year ended December 31	2003	2002	2001

Investment activities
Property, plant and equipment	(888)	(709)	(1,090)
Business acquisitions, net of cash and time deposits acquired
(note 6 and 17)	(3,817)	(345)	(404)
	(4,705)	(1,054)	(1,494)
Proceeds from disposal of businesses, investments
and other assets, net of cash of companies deconsolidated	63	118	239
Cash used for investment activities
in continuing operations	(4,642)	(936)	(1,255)
Cash from (used for) investment activities
in discontinued operations (note 4)	21	(16)	(20)

Cash used for investment activities	(4,621)	(952)	(1,275)
Effect of exchange rate changes on cash and time deposits	22	13	(7)
Increase (Decrease) in cash and time deposits	693	(9)	(142)
Cash and time deposits – beginning of year	110	119	261
Cash and time deposits – end of year
in continuing operations	803	109	116
Cash and time deposits – end of year
in discontinued operations	-	1	3

Cash and time deposits – end of year	803	110	119

The accompanying notes are an integral part of the financial statements.

Notes to Consolidated Financial Statements
        (in millions of US$, except where indicated)

    Note 1. Nature of Operations
Alcan is engaged, together with subsidiaries, joint ventures and related companies, in a variety of aspects of the aluminum and packaging businesses on an international scale. Its operations include the mining and processing of bauxite, the basic aluminum ore; the refining of bauxite into alumina; the generation of electric power for use in smelting aluminum; the smelting of aluminum from alumina; the recycling of used and scrap aluminum; the fabrication of aluminum, aluminum alloys and non-aluminum materials into semi-fabricated and finished products; the producing and converting of specialty packaging and packaging products for many industries including the food, pharmaceutical, cosmetic and health sectors; the distribution and marketing of aluminum, non-aluminum and packaging products; and, in connection with its aluminum operations, the production and sale of industrial chemicals and licensing of alumina and aluminum production technology and related equipment.

     Alcan, together with its subsidiaries, joint ventures and related companies, has bauxite holdings in five countries, produces alumina in three countries, smelts primary aluminum in seven countries, operates rolled products plants in nine countries, has engineered products plants in 20 countries, has packaging facilities in 18 countries and has sales outlets and maintains warehouse inventories in the larger markets of the world. Alcan also operates a global transportation network that includes the operation of bulk cargo vessels, port facilities and freight trains.

     Pechiney, headquartered in Paris, France, has bauxite holdings in two countries, produces alumina in four countries, smelts primary aluminum in six countries, operates fabrication plants and a research center in six countries, has packaging facilities in 18 countries, and has an international trade division, consisting of a sales network, trading activities and distribution network in 60 countries.

    Pechiney – Basis of Presentation
As described in note 6 – Acquisition of Pechiney, Alcan acquired Pechiney on December 15, 2003. Pechiney refers to Pechiney, a French société anonyme, and, where applicable, its consolidated subsidiaries. The balance sheet of Pechiney is included in the consolidated financial statements as at December 31, 2003, and the statement of income of Pechiney will be included in the consolidated financial statements beginning January 1, 2004.

    Note 2. Summary of Significant Accounting Policies
     Generally Accepted Accounting Principles
These financial statements conform with Canadian generally accepted accounting principles (GAAP). Note 8 – Differences between Canadian and United States Generally Accepted Accounting Principles (GAAP), provides an explanation and reconciliation of differences between Canadian and U.S. GAAP.

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

    Principles of Consolidation
These consolidated financial statements include the accounts of subsidiaries that are controlled by Alcan, all of which are majority owned. Joint ventures, irrespective of percentage of ownership, are proportionately consolidated to the extent of Alcan’s participation. Companies subject to significant influence are accounted for using the equity method. Under the equity method, Alcan’s investment is increased or decreased by Alcan’s share of the undistributed net income or loss and deferred translation adjustments since acquisition. Investments in companies in which Alcan does not have significant influence are accounted for using the cost method. Under the cost method, dividends received are recorded as income.

     Intercompany balances and transactions, including profits in inventories, are eliminated in the consolidated financial statements.

All business combinations are accounted for under the purchase method.

    Foreign Currency
The financial statements of self-sustaining foreign operations (located principally in Europe and Asia) are translated into U.S. dollars at prevailing exchange rates. Revenues and expenses are translated at average exchange rates for the year while assets and liabilities are translated at exchange rates in effect at year-end. Differences arising from exchange rate changes are included in the Deferred translation adjustments (DTA) component of Common shareholders’ equity. If there is a reduction in the Company’s ownership in a foreign operation, the relevant portion of DTA is recognized in Other expenses (income) – net or Restructuring, impairment and other special charges at that time. All other operations, including most of those in Canada, are considered to be integrated foreign operations having the U.S. dollar as the functional currency. Under this method, monetary items are translated at current rates and translation gains and losses are included in income. Non-monetary items are translated at historical rates.

     The Company has entered into foreign currency contracts and options that are designated as hedges of certain future identifiable foreign currency revenue and operating cost exposures. The exchange gains or losses are not recorded in the statement of income, but are deferred on the balance sheet until the contract is settled or the designated transaction is recognized. They are then included, together with related hedging costs, in Sales and operating revenues, Cost of sales and operating expenses, Depreciation and amortization or Property, plant and equipment, as applicable. For contracts that are settled, but the hedged transaction has not occurred, the gains or losses are deferred on the balance sheet until the recognition of the underlying transaction.

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

Other gains and losses from foreign currency denominated items are included in Other expenses (income) – net.

    Revenue Recognition
The Company recognizes revenue when significant risks and benefits of ownership are transferred, which coincides with the shipment of goods or rendering of services.

    Shipping and Handling Costs
Amounts charged to customers related to shipping and handling are included in Sales and operating revenues, and related shipping and handling costs are recorded as a reduction of sales.

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

      In circumstances where the Company’s purchase or sales contracts for a commodity contain derivative characteristics, these contracts are generally not recorded at fair value as they involve quantities that are expected to be used or sold in the normal course of business over a reasonable period of time.

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

    Sale of Receivables
When the Company sells certain receivables, it retains servicing rights and provides limited recourse, which constitute retained interests in the sold receivables. No servicing asset or liability is recognized in the financial statements as the fees received by the Company reflect the fair value of servicing these receivables. The related purchase discount is included in Other expenses (income) – net.

    Property, Plant and Equipment
Property, plant and equipment is recorded at cost. An impairment loss is recognized when the carrying amount of these assets is not recoverable and exceeds their fair value. Depreciation is calculated on the straight-line method using rates based on the estimated useful lives of the respective assets. The principal rates range from 2% to 10% for buildings and structures, 1% to 4% for power assets and 3% to 20% for chemical, smelter and fabricating assets.

    Goodwill
As of January 2002, goodwill is no longer amortized and is carried at the lower of carrying value and fair value. Goodwill is tested for impairment on an annual basis at the reporting unit level. Fair value is determined using discounted cash flows.

     Under accounting standards in effect until December 31, 2001, goodwill was recorded at cost less accumulated amortization and was amortized over a period of 40 years using the straight-line method of amortization. Periodic assessments were made to determine whether there was permanent impairment in the remaining unamortized goodwill balance based on the undiscounted cash flows of the underlying operations. See note 3 – Accounting Changes; Goodwill and Other Intangible Assets.

    Intangible Assets
Intangible assets are primarily trademarks, patented and non-patented technology, purchase contracts and customer contracts all of which have finite lives. Intangible assets are recorded at cost less accumulated amortization and are generally amortized over 15 years using the straight-line method of amortization. An impairment loss is recognized when the carrying amount of the assets is not recoverable and exceeds their fair value.

    Environmental Costs and Liabilities
Environmental expenses are accrued on an undiscounted basis when it is probable that a liability for past events exists. Such liabilities are reviewed and adjusted as required on a regular basis to reflect current conditions. For future removal and site restoration costs, provision is made in a systematic manner by periodic charges to income, except for assets that are no longer in use, in which case full provision is charged immediately to income. Environmental expenses are normally included in Cost of sales and operating expenses except for large, unusual amounts which are included in Other expenses (income) – net. For 2001, the environmental provisions for treatment costs relating to spent potlining in Quebec and British Columbia, Canada, and for remediation costs relating to red mud disposal at other sites in Canada and the United Kingdom were included in Restructuring, impairment and other special charges. Accruals related to environmental costs are included in Payables and accrued liabilities and Deferred credits and other liabilities.

     Environmental expenditures of a capital nature that extend the life, increase the capacity or improve the safety of an asset or that mitigate or prevent environmental contamination that has yet to occur are included in Property, plant and equipment and are depreciated generally over the remaining useful life of the underlying asset.

    Post-retirement Benefits
The costs of pension benefits and post-retirement benefits other than pensions are recognized on an accrual basis over the working lives of employees. Post-retirement benefit obligations are actuarially calculated using management’s best estimates and based on expected service period, salary increases and retirement ages of employees. Post-retirement benefit expense includes the actuarially computed cost of benefits earned during the current service period, the interest cost on accrued obligations, the expected return on plan assets based on fair market value and the straight-line amortization of net actuarial gains and losses and adjustments due to plan amendments. All net actuarial gains and losses are amortized over the expected average remaining service life of the employees.

    Stock Options and Other Stock-Based Compensation
The Company does not recognize compensation expense in earnings for options granted under the share option plan for employees as stock options are granted at an exercise price equal to the market price of the underlying share on the grant date. The pro forma effect, as if the Company had elected to recognize compensation expense for stock options using the fair value method, is disclosed in note 22 – Stock Options and Other Stock-Based Compensation. Other stock-based compensation arrangements that can be settled in cash result in the recognition of compensation expense over the vesting period of the awards.

    Income Taxes
The Company uses the liability method for income taxes, under which deferred income tax assets and liabilities are recorded based on the temporary differences between the accounting basis and the tax basis of assets and liabilities. Deferred income tax assets and liabilities are revalued for all enacted or substantially enacted changes in tax rates and exchange rates. The future recoverability of recognized deferred income tax assets is assessed on a regular basis to determine whether a valuation allowance is required.

    Cash and Time Deposits
All time deposits have original maturities of 90 days or less and qualify as cash equivalents.

    Recently Issued Accounting Standards
    Asset Retirement Obligations
The Canadian Institute of Chartered Accountants (CICA) issued Section 3110, Asset Retirement Obligations, which will be effective for the Company’s fiscal year beginning on January 1, 2004. This standard establishes accounting standards for the recognition, measurement and disclosure of liabilities and the associated asset retirement cost for legal obligations relating to the retirement of a tangible long-lived asset. Under this standard, a liability would generally be recognized for such an obligation at its fair value when incurred and a corresponding asset retirement cost would be added to the carrying amount of the related asset. The Company expects the impact to be similar to that of the asset retirement obligations disclosed for U.S. GAAP. See note 8 – Differences between Canadian and United States Generally Accepted Accounting Principles (GAAP).

    Consolidation of Variable Interest Entities
The CICA issued accounting guideline AcG-15, Consolidation of Variable Interest Entities, which will be effective for the Company’s annual and interim periods beginning on January 1, 2005. The guideline provides guidance as to when to apply consolidation principles to certain entities that are subject to control on a basis other than ownership of voting shares and thus determining when an enterprise includes the assets, liabilities and results of activities of such an entity (a variable interest entity) in its consolidated financial statements. The Company does not expect its financial statements to be significantly impacted by this guideline.

    Hedging Relationships
The CICA issued accounting guideline AcG-13, Hedging Relationships, which establishes certain conditions regarding when hedge accounting may be applied and which is effective for the Company’s annual and interim periods beginning on January 1, 2004. The Company is preparing for implementation of the hedging provisions. Each hedging relationship will be subject to an effectiveness test on a regular basis for reasonable assurance that it is and will continue to be effective. Under these rules, the fair value of derivatives will be recorded on the balance sheet and any derivative instrument that does not qualify for hedge accounting will be reported on a mark-to-market basis in earnings.

    Stock-Based Compensation and Other Stock-Based Payments
The CICA issued an amendment to Section 3870, Stock-Based Compensation and other Stock-Based Payments, which is effective for annual and interim periods beginning on January 1, 2004. The amendment requires the recognition of an expense computed using the fair value method of accounting for all stock options and payments at grant date. The standard is to be applied retroactively. The Company discloses a pro forma stock option expense using the fair value method in note 22 – Stock Options and Other Stock-Based Compensation.

    Generally Accepted Accounting Principles
In July 2003, the CICA issued Section 1100, Generally Accepted Accounting Principles, which will be effective for the Company’s fiscal year beginning on January 1, 2004. This standard establishes accounting standards for financial reporting in accordance with GAAP. It defines primary sources of GAAP and requires that the Company apply every relevant primary source. The Company is currently in the process of evaluating the impact of this new standard on its financial statements.

    General Standards of Financial Statement Presentation
In July 2003, the CICA issued Section 1400, General Standards of Financial Statement Presentation, which will be effective for the Company’s fiscal year beginning on January 1, 2004. This standard clarifies what constitutes fair presentation in accordance with GAAP, which involves providing sufficient information in a clear and understandable manner about certain transactions or events of such size, nature and incidence that their disclosure is necessary to understand the Company’s financial statements.

    Note 3. Accounting Changes
    Goodwill and Other Intangible Assets
On January 1, 2002, the Company adopted the new standard of the CICA Section 3062, Goodwill and Other Intangible Assets. Under this standard, goodwill and other intangible assets with an indefinite life are no longer amortized but are carried at the lower of carrying value and fair value. Goodwill and other intangible assets with an indefinite life are tested for impairment on an annual basis.

     Goodwill is tested for impairment using a two-step test. Under the first step, the fair value of a reporting unit, based upon discounted cash flows, is compared to its net carrying amount. If the fair value is greater than the carrying amount, no impairment is deemed to exist. However, if the fair value is less than the carrying amount, a second test must be performed whereby the fair value of the reporting unit’s goodwill must be estimated to determine if it is less than its carrying amount. Fair value of goodwill is estimated in the same way as goodwill is determined at the date of acquisition in a business combination, that is, the excess of the fair value of the reporting unit over the fair value of the identifiable net assets of the reporting unit.

An impairment of $748 (including $8 relating to assets held for sale) was identified in the goodwill balance as at January 1, 2002, and was charged to opening retained earnings in 2002 upon adoption of the new accounting standard. Any further impairment arising subsequent to January 1, 2002, is taken as a charge against income. As a result of the new standard, the Company no longer amortizes goodwill. The amount of goodwill amortization was $72 in 2001.

    Impairment of Long-Lived Assets
On January 1, 2003, the Company early adopted the CICA Section 3063, Impairment of Long-Lived Assets. Under this standard, an impairment loss is recognized when the carrying amount of a long-lived asset held for use is not recoverable and exceeds its fair value. No impairment charges were recorded upon adoption of this new standard. Impairment charges recorded during 2003 are described in note 4 – Discontinued Operations and Assets Held for Sale, note 9 – Restructuring, Impairment and Other Special Charges and note 14 – Other Expenses (Income) – Net.

    Disposal of Long-Lived Assets and Discontinued Operations
On January 1, 2003, the Company early adopted the the CICA Section 3475, Disposal of Long-Lived Assets and Discontinued Operations. Under this standard, a long-lived asset to be disposed of by sale is measured at the lower of its carrying amount or fair value less cost to sell, and is not depreciated while classified as held for sale. Assets and liabilities classified as held for sale are reported as assets held for sale and liabilities of operations held for sale on the balance sheet. A long-lived asset to be disposed of other than by sale, such as by abandonment, before the end of its previously estimated useful life, is classified as held for use until it is disposed of and depreciation estimates revised to reflect the use of the asset over its shortened useful life. Also, the standard requires that the results of operations of a component of an enterprise, that has been disposed of either by sale or abandonment or is classified as held for sale, be reported as discontinued operations if the operations and cash flows of the component have been, or will be, eliminated from the ongoing operations as a result of the disposal transaction and the Company will not have any significant continuing involvement in the operations of the component after the disposal transaction. A component of an enterprise comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the enterprise. Disposal activities relating to long-lived assets initiated by the Company in 2003 are described in note 4 - Discontinued Operations and Assets Held for Sale.

    Guarantees
On January 1, 2003, the Company adopted the CICA accounting guideline AcG-14, Disclosure of Guarantees, which addresses disclosure requirements for a guarantor that issues a guarantee. See note 24 – Commitments and Contingencies.

    Severance and Termination Benefits
On April 1, 2003, the Company adopted the new CICA Emerging Issues Committee abstract No. 134, Accounting for Severance and Termination Benefits. Under this abstract, contractual termination benefits and severance costs are recognized as an expense when management, having the appropriate level of authority, approves a decision to terminate employees. Non-contractual termination benefits are recognized as an expense when communicated to employees. Retention bonuses are recognized as an expense over the required future service period.

    Costs Associated with Exit or Disposal Activities
On April 1, 2003, the Company adopted the new CICA Emerging Issues Committee abstract No. 135, Accounting for Costs Associated with Exit or Disposal Activities (including Costs Incurred in a Restructuring). This abstract requires that a liability associated with an exit or disposal activity be recognized when the liability is incurred rather than at the date of the Company’s commitment to an exit plan.

    Note 4. Discontinued Operations and Assets Held for Sale
In the second quarter of 2003, the Company committed to a plan to sell certain non-strategic Packaging operations, as the businesses are not part of its core operations. These businesses are classified as held for sale and are included in discontinued operations. An impairment charge of $138 was recorded in discontinued operations to reduce the carrying values of these businesses to estimated fair values less costs to sell. Fair values were determined based on either discounted cash flows or selling price. In the fourth quarter of 2003, the Company recorded the sale of Fibrenyle, one of the non-strategic Packaging operations, in the U.K. for proceeds of $29. The remaining divestments are expected to be completed by June 30, 2004.

    In December 2003, the Company classified in discontinued operations its extrusions operations in Milan, Italy (Engineered Products). These operations had been classified as held and used until their sale in December 2003.

    Discontinued operations include a net loss of $8, comprising a loss of $17 on the sale of the extrusions operations and a gain of $9 on the sale of Fibrenyle.

    On December 31, 2003, the Company classified the aluminum rolling mill in Ravenswood, West Virginia, as held for sale. Ravenswood was acquired through the acquisition of Pechiney. Its divestment, which must be completed by March 31, 2004, subject to two 30-day extensions granted at the discretion of the U.S. Department of Justice (DOJ), is part of the requirements imposed by the DOJ as a condition to its approval of the acquisition.

    Certain financial information has been reclassified in the prior periods to present these businesses as discontinued operations on the statement of income, as assets held for sale and liabilities of operations held for sale on the balance sheet and as cash flows from (used for) discontinued operations on the statement of cash flows.

    Selected financial information for the businesses included in discontinued operations is reported below:

Year ended December 31	2003	2002	2001

Sales	263	244	241

Income (Loss) from operations	1	(8)	(1)
Loss on disposal – net	(8)	-	-
Loss from impairment	(138)	(9)	(2)
Pre-tax loss	(145)	(17)	(3)
Income taxes recovered	22	2	2
Amortization of goodwill	-	-	(1)

Loss from discontinued operations	(123)	(15)	(2)

The major classes of Assets held for sale and Liabilities of operations held for sale are as follows:

	2003	2002	2001

Current assets held for sale:
Cash and time deposits	-	1	3
Trade receivables	75	48	33
Other receivables	19	11	6
Deferred income taxes	3	-	-
Inventories	134	32	31

	231	92	73

Long-term assets held for sale:
Deferred charges and other assets	3	1	1
Deferred income taxes	70	-	-
Property, plant and equipment, net	40	142	136
Intangible assets, net	-	14	13
Goodwill, net	22	53	51

	135	210	201

Current liabilities of operations held for sale:
Payables and accrued liabilities	112	54	47
Short-term borrowings	1	4	2

	113	58	49

Long-term liabilities of operations held for sale:
Debt not maturing within one year	-	1	-
Deferred credits and other liabilities	314	1	1
Deferred income taxes	5	20	20
	319	22	21

    Note 5. Income from Continuing Operations per Common Share – Basic and Diluted
Basic and diluted income from continuing operations per common share are based on the weighted average number of shares outstanding during the year. The treasury stock method for calculating the dilutive impact of stock options is used. The following table outlines the calculation of basic and diluted income from continuing operations per common share.

	2003	2002	2001
Numerator for basic and diluted income
from continuing operations per common share
Income (Loss) from continuing operations
attributable to common shareholders	283	384	(4)
Denominator (number of common shares in millions)
Denominator for basic income from
continuing operations per common share –
weighted average of outstanding shares	322	321	320
Effect of dilutive stock options	-	1	1
Denominator for diluted income from
continuing operations per common share –
adjusted weighted average of outstanding shares	322	322	321
Income (Loss) from continuing operations
per common share – basic	0.88	1.19	(0.01)
Income (Loss) from continuing operations
per common share – diluted	0.88	1.18	(0.01)

Options to purchase 3,443,855 common shares (2002: 1,146,500; 2001: 579,000) at a weighted average price of CAN$53.70 per share (2002: CAN$60.16; 2001: CAN$59.35) were outstanding during the year but were not included in the computation of diluted earnings per share because the options’ exercise price was greater than the average price of the common shares.

     As at December 31, 2003, there are 365,181,101 common shares outstanding (2002: 321,470,298; 2001: 320,901,748). As described in note 1 – Nature of Operations, the results of operations of Pechiney are not included in the 2003 statement of income. The common shares issued in December 2003 as part of the Pechiney acquisition are excluded from the weighted average of outstanding shares.

    Note 6. Acquisition of Pechiney
During the initial offer period, which closed on November 24, 2003, 77,950,776 Pechiney shares, 1,598 Pechiney bonus allocation rights and 7,722,915 Pechiney OCEANEs were tendered, representing 92.21% of Pechiney share capital and 93.55% of Pechiney voting rights, on a fully diluted basis. Pechiney shares, Pechiney bonus allocation rights, Pechiney OCEANEs and Pechiney American Depositary Shares (ADS) are collectively hereby referred to as Pechiney securities. On December 15, 2003, the Company acquired the Pechiney securities tendered during the initial offer and as consideration, issued 42,413,105 common shares (including 1,417,910 shares to Pechiney) valued at $39.63 per share and paid $3,544 in cash. Accordingly, Pechiney became a subsidiary of the Company on December 15, 2003. In addition, the Company assumed from Pechiney total debt of $2,130 (short-term borrowings, debt maturing within one year, and debt not maturing within one year). The value of $39.63 per share represents the average closing market price for an Alcan common share for a reasonable period of time before and after November 17, 2003, the date at which the number of Alcan common shares to be issued and the amount of cash consideration for each Pechiney share became fixed.

    The offer was re-opened from December 9 to 23, 2003. During the re-opened offer, 3,826,638 Pechiney shares, 19 Pechiney bonus allocation rights and 149,072 Pechiney OCEANEs were tendered. As more than 95% of the capital and voting rights of Pechiney were tendered (on a fully diluted basis) during the initial and re-opened offers, the Company paid to the holders of Pechiney securities who tendered during the initial offer, additional consideration of $100 on January 19, 2004. This additional consideration was recorded in 2003 as it became payable on December 23, 2003, the date the re-opened offer closed.

    On January 15, 2004, the Company acquired the Pechiney securities tendered in the re-opened offer and as consideration, issued 2,082,075 common shares of the Company valued at $39.63 per share and paid $158 in cash including $5 as payment of additional consideration for holders of Pechiney securities who tendered during the re-opened offer. The additional ownership acquired through this re-opened offer will be accounted for in 2004 when the Company settled the purchase price and obtained legal title of the Pechiney securities tendered during the re-opened offer.

     The withdrawal offer of Alcan, made in accordance with French securities regulations, as a required step to acquire all remaining Pechiney securities, was opened from January 23 to February 5, 2004. It was followed on February 6, 2004, by a compulsory acquisition by which Alcan became the owner of the remaining Pechiney securities it did not already own. On January 23, 2004, Alcan paid $109, which will be accounted for in 2004, representing the aggregate consideration for the withdrawal offer and compulsory acquisition (without taking into account the Pechiney shares that could have resulted from exercise of Pechiney options between January 23 and February 5, 2004), for distribution in accordance with the provisions of French securities regulations. On February 6, 2004, the Company paid $7, which will be accounted for in 2004, in order to complete the acquisition of the Pechiney shares that were issued between January 23 and February 5, 2004, upon the exercise of Pechiney options. On February 6, 2004, Pechiney became a wholly-owned subsidiary of the Company.

     Pechiney’s three core businesses are primary aluminum, aluminum conversion and packaging. The transaction is intended to enable Alcan to build upon its position as one of the world’s leading aluminum and packaging companies and to benefit from the combined entity’s enhanced scale, financial strength and technological resources as well as its increased capacity to serve customers worldwide. The combined entity will expect to benefit from a larger and more diversified low-cost global position in primary aluminum production with opportunities for profitable growth, an advanced aluminum fabricating business with facilities around the world and a leading position in flexible packaging.

     The acquisition has been accounted for using the purchase method. The balance sheet of Pechiney is included in the consolidated financial statements as at December 31, 2003, and the results of operations of Pechiney will be included in the consolidated financial statements beginning January 1, 2004. Given the magnitude of the acquisition of Pechiney and due to the fact that the transaction was completed at the end of 2003, a tentative purchase price allocation has been performed and, as permitted by accounting standards, the final valuation will be completed in 2004. The Company is in the process of completing its valuations of certain assets and liabilities. Accordingly, the fair value of assets acquired and liabilities assumed could differ materially from the amounts presented in the consolidated financial statements. The significant elements for which the fair values could be modified include property, plant and equipment, intangible assets, goodwill, deferred income taxes, deferred charges and other assets, and deferred credits and other liabilities.

     The divestitures required for regulatory reasons as a result of the Pechiney acquisition are described in note 24 –Commitments and Contingencies.

2003
Fair value of net assets acquired at date of acquisition
Trade receivables	1,876
Other receivables	238
Deferred income taxes – current	50
Inventories	1,923
Current assets held for sale	166
Deferred charges and other assets	238
Deferred income taxes – non-current	637
Property, plant and equipment	4,459
Intangible assets	665
Goodwill (1)	2,213
Long-term assets held for sale	83
Total assets	12,548

Payables and accrued liabilities	2,464
Deferred income taxes - current	86
Short-term borrowings	857
Debt maturing within one year	204
Current liabilities of operations held for sale	64
Debt not maturing within one year	1,069
Long-term liabilities of operations held for sale	313
Minority interests	380
Deferred credits and other liabilities	1,393
Deferred income taxes – non-current	646
Fair value of net assets acquired at date of acquisition –
net of cash and time deposits acquired	5,072

(1) See note 7 – Goodwill and Intangible Assets

The $2,213 of goodwill has been assigned to the Pechiney segment, as the new management organizational structure is not yet in place. The goodwill is not expected to be deductible for tax purposes.

Acquisition Cost	2003
Issuance of common shares on December 15, 2003 (40,995,195 * common shares
without nominal or par value; average market value of $39.63 per share)	1,625
Cash paid of $3,544 net of cash and time deposits acquired of $338	3,206
Additional consideration for initial offer to be paid in 2004	100
Cost of Pechiney options	80
Transaction costs	61
Total acquisition cost – net of cash and time deposits acquired	5,072

*Represents the issuance of 42,413,105 common shares net of 1,417,910 common shares held by Pechiney

    Supplemental Pro Forma Information
    (in millions of US$, except per share amounts)
The following unaudited pro forma information for 2003 and 2002 presents a summary of consolidated results of operations of the Company and Pechiney as if the combination had occurred on January 1, 2002. These pro forma results have been prepared for comparative purposes only.

	2003	2002
	(unaudited)	(unaudited)
Sales and operating revenues	25,715	23,417
Income from continuing operations	124	284
Net income (Loss)	(37)	213
Income from continuing operation per common share - basic	0.34	0.79
Income from continuing operation per common share – diluted	0.34	0.78
Net income (Loss) per common share – basic	(0.10)	0.59
Net income (Loss) per common share – diluted	(0.10)	0.59

Note 7. Goodwill and Intangible Assets

    Goodwill

The changes in the carrying amount of goodwill for the year ended December 31, 2003, are as follows:

	Balance				Deferred		Balance
	as at	Impairment			Translation		as at
	January 1, 2003	Losses	Disposals	Additions	Adjustments	Adjustments	December 31, 2003

Bauxite and Alumina	546	-	-	-	-	12	558
Primary Metal	511	-	-	6	18	(1)	534
Engineered Products	161	(28)	-	33	18	(1)	183
Packaging	1, 085	-	-	75	126	15	1,301
Pechiney	-	-	-	2,213	-	-	2,213
Goodwill excluding amount included in Long-term assets held for sale	2, 303	(28)	-	2,327	162	25	4,789
Goodwill included in Long-term assets held for sale	53	-	(11)	-	(1)	(19)	22
Total	2, 356	(28)	(11)	2,327	161	6	4,811

The changes in the carrying amount of goodwill for the year ended December 31, 2002, were as follows:

	Balance				Deferred		Balance
	as at	Impairment			Translation		as at
	January 1, 2002	Losses	Disposals	Additions	Adjustments	Adjustments	December 31, 2002

Bauxite and Alumina	543	-	-	-	-	3	546
Primary Metal	426	-	-	33	49	3	511
Rolled Products Europe	163	(163)	-	-	-	-	-
Engineered Products	466	(321)	-	2	19	(5)	161
Packaging	1,255	(256)	-	-	94	(8)	1,085
Other	21	-	-	-	-	(21)	-
Goodwill excluding amount included in Long-term assets held for sale	2,874	(740)	-	35	162	(28)	2,303
Goodwill included in Long-term assets held for sale	51	(8)	-	-	9	1	53
Total	2,925	(748)	-	35	171	(27)	2,356

Using the CICA accounting standard concerning goodwill and other intangible assets (see note 3 – Accounting Changes), the Company completed the annual test to determine whether, for the year ended December 31, 2003, there was impairment in the carrying amount of goodwill. As a result of this review, an impairment loss of $28 was recognized as a charge to income in 2003. At the time of adoption, January 1, 2002, a review of the impairment in the goodwill balance was completed, and an impairment loss of $748 (including $8 relating to long-term assets held for sale) was recognized as a charge to opening retained earnings in 2002. This adjustment reflected the decline in end-market conditions in the period from the algroup merger in October 2000 to January 1, 2002. The annual test was also completed in 2002 and no further impairment was identified. The fair value of all reporting units was determined using discounted future cash flows.

     In 2003, a reduction in goodwill of $7 (2002: $28), included in adjustments, was recorded principally relating to a decrease in the valuation allowance related to future income tax assets acquired in the combination with algroup, but which were not recognized at the date of the business combination.

    The changes in the carrying amount of goodwill for the year ended December 31, 2001, were as follows:

	Balance			Deferred			Balance
	as at			Translation			as at
	January 1, 2001	Disposals	Additions	Adjustments	Adjustments	Amortization	December 31, 2001

Bauxite and Alumina	384	-	234	-	(62)	(13)	543
Primary Metal	337	-	-	(5)	104	(10)	426
Rolled Products Europe	165	-	-	(7)	9	(4)	163
Engineered Products	458	-	-	(14)	34	(12)	466
Packaging	1,249	(3)	7	(32)	66	(32)	1,255
Other	20	-	30	-	(28)	(1)	21
Goodwill excluding amount included in Long-term assets held for sale	2,613	(3)	271	(58)	123	(72)	2,874
Goodwill included in Long-term assets held for sale	56	-	-	(4)	-	(1)	51
Total	2,669	(3)	271	(62)	123	(73)	2,925

Intangible Assets with Finite Lives
	Gross Carrying	Accumulated	Net Book
	Amount	Amortization	Value
		December 31, 2003

Trademarks	182	34	148
Patented and non-patented technology	559	52	507
Purchase contracts	291	2	289
Customer Contracts	115	-	115
	1,147	88	1,059
		December 31, 2002
Trademarks	138	20	118
Patented and non-patented technology	213	32	181
Purchase contracts	20	1	19

	371	53	318
		December 31, 2001
Trademarks	122	10	112
Patented and non-patented technology	189	16	173
	311	26	285

The aggregate amortization expense for the year ended December 31, 2003, was $27 (2002: $23). The estimated amortization expense for the five succeeding fiscal years is approximately $72 per year. The acquisition of intangible assets amounted to $733 (2002: $20) in the year ended December 31, 2003.

     Pro forma net income and net income per common share – basic and diluted, before goodwill amortization for 2001, are presented below.

Year ended December 31	2001
Reported net income	2
Goodwill amortization	72
Adjusted net income	74

Net income (Loss) per common share – basic and diluted
Reported net income (loss)	(0.02)
Goodwill amortization	0.22
Adjusted net income per common share – basic and diluted	0.20

Note 8. Differences between Canadian and United States Generally Accepted Accounting Principles (GAAP)

Significant differences between Canadian and United States GAAP are described below.

(a) Derivatives
Beginning in 2001, the Company elected not to adopt the optional hedge accounting provisions of the FASB Statements Nos. 133 and 138, Accounting for Derivative Instruments and Hedging Activities. Accordingly, for U.S. GAAP reporting purposes only, beginning in 2001, unrealized gains and losses resulting from the valuation of derivatives at fair value are recognized in net income as the gains and losses arise and not concurrently with the recognition of the transactions being hedged. On January 1, 2003, the Company adopted, for certain transactions, the optional hedge accounting provisions; see "Recently Adopted Accounting Standards for U.S. GAAP Presentation" below.

     In its primary Canadian GAAP financial statements, the Company continues to recognize the gains and losses on derivative contracts in income concurrently with the recognition of the transactions being hedged. For certain foreign currency forward contracts and swaps that are used to hedge certain foreign currency denominated debt and foreign currency denominated loans, unrealized currency gains or losses are recorded in income concurrently with the unrealized gains or losses on the items being hedged. In addition, oil put options are recorded at market value. Under Canadian GAAP, fair value is based on the spot rate; under U.S. GAAP, fair value is based on the forward rate.

     Upon initial adoption of the FASB Statement Nos. 133 and 138 in 2001, the cumulative effect of the accounting change resulted in a decrease in net income of $12.

(b) Currency Translation
The difference between Deferred translation adjustments under Canadian GAAP and U.S. GAAP arises from the different treatment of exchange on long-term debt at January 1, 1983, resulting from the adoption of Canadian accounting standards on foreign currency translation on such date.

(c) Investments
Under U.S. GAAP, certain marketable portfolio investments, which are considered to be “available-for-sale” securities, are measured at market value, with the unrealized gains or losses included in Comprehensive income. Under Canadian GAAP, the concept of comprehensive income does not exist and these investments are measured at cost.

(d) Minimum Pension Liability
Under U.S. GAAP, if the accumulated benefit obligation exceeds the market value of plan assets, a minimum pension liability for the excess is recognized to the extent that the liability recorded in the balance sheet is less than the minimum liability. Any portion of this additional liability that relates to unrecognized prior service cost is recognized as an intangible asset while the remainder is charged to Comprehensive income. Canadian GAAP has no such requirement to record a minimum liability and does not have the concept of comprehensive income.

(e) Impairment of Goodwill
Under U.S. GAAP, goodwill impairment identified as at January 1, 2002, was charged to income as the cumulative effect of an accounting change. Under Canadian GAAP, the impairment loss identified as at January 1, 2002, was recognized as a charge to opening retained earnings in 2002. See note 3 – Accounting Changes, for a description of the impact on the Company and see note 7 – Goodwill and Intangible Assets.

(f) Asset Retirement Obligations
Under U.S. GAAP, standards are established for the recognition, measurement and disclosure of liabilities for legal obligations associated with the retirement of a tangible long-lived asset that result from its acquisition, construction, development or normal operation. A liability is generally recognized for such an obligation at its fair value when incurred and a corresponding asset retirement cost is added to the carrying amount of the related asset. In subsequent periods, the carrying amount of the liability is adjusted to reflect the passage of time and any changes in the timing or amount of the underlying future cash flows. The asset retirement cost is amortized to expense over the asset’s useful life. Under Canadian GAAP, a similar standard will be effective for the Company’s fiscal year beginning on January 1, 2004. The Canadian GAAP standard in effect for 2003 requires that a provision for future removal and site restoration costs, net of expected recoveries, be recorded when reasonably determinable, in a rational and systematic manner.

(g) Deferred Translation Adjustments
Under U.S. GAAP, deferred translation adjustments are reported as a component of Comprehensive income. Under Canadian GAAP, the concept of comprehensive income does not exist and deferred translation adjustments are reported as a component of shareholders’ equity.

(h) Income Taxes
Under U.S. GAAP deferred income tax assets and liabilities are revalued for all enacted changes in tax rates. Under Canadian GAAP, deferred income tax assets and liabilities are revalued for all enacted or substantially enacted changes in tax rates.

(i) Acquired In-Process Research and Development
Under U.S. GAAP, acquired in-process research and development costs are expensed immediately upon acquisition. Under Canadian GAAP, these costs are recognized as intangible assets upon acquisition if they result from contractual or other legal rights, or the research and development is capable of being separated or divided from the acquired company and sold, transferred, licensed, rented, or exchanged. Under Canadian GAAP, these intangible assets are amortized over their useful lives.

(j) Joint Ventures
Under Canadian GAAP, joint ventures are accounted for using the proportionate consolidation method, while under U.S. GAAP, joint ventures are accounted for under the equity method. Pursuant to an accommodation of the U.S. Securities and Exchange Commission, accounting for joint ventures need not be reconciled from Canadian to U.S. GAAP. The different accounting treatment affects only the display and classification of financial statement items and not net income or shareholders’ equity. See note 11 – Joint Ventures for summarized financial information about joint ventures.

(k) Comprehensive Income
U.S. GAAP requires the disclosure of Comprehensive income which, for the Company, comprises Net income under U.S. GAAP, the movement in Deferred translation adjustments under U.S. GAAP, unrealized gains or losses for the period less gains or losses realized during the period on “available-for-sale” securities, unrealized gains or losses for the period less gains or losses realized during the period on derivatives and the movement in the minimum pension liability. The concept of comprehensive income does not exist under Canadian GAAP.

(l) Consolidated Statement of Income
Under U.S. GAAP, income from continuing operations before amortization of goodwill and income from continuing operations per common share before amortization of goodwill would not be presented.

(m) Consolidated Statement of Cash Flows
Under U.S. GAAP, separate subtotals within operating, financing and investment activities would not be presented.

(n) Shipping and Handling Costs
Under U.S. GAAP, shipping and handling costs are reported in cost of sales. Under Canadian GAAP, the Company has elected to record these costs as a reduction of sales.

     Recently Adopted Accounting Standards for U.S. GAAP Presentation
   Asset Retirement Obligations
On January 1, 2003, the Company adopted the FASB Statement No. 143, Accounting for Asset Retirement Obligations. This statement establishes accounting standards for the recognition, measurement and disclosure of liabilities for legal obligations associated with the retirement of a tangible long-lived asset that result from its acquisition, construction, development or normal operation. Under this standard, a liability is generally recognized for such an obligation at its fair value when incurred and a corresponding asset retirement cost is added to the carrying amount of the related asset. In subsequent periods, the carrying amount of the liability is adjusted to reflect the passage of time and any changes in the timing or amount of the underlying future cash flows. The asset retirement cost is amortized to expense over the asset’s useful life.

    Under the FASB Statement No. 143, the Company recognized, for U.S. GAAP reporting only, additional liabilities, at fair value, of approximately $106 as at January 1, 2003, for existing legal asset retirement obligations. Such liabilities are adjusted for accretion costs and revisions in estimated cash flows. The related asset retirement costs are capitalized as increases to the carrying amount of the associated long-lived assets and accumulated depreciation on these capitalized costs recognized. These liabilities consist primarily of environmental remediation costs, resulting from normal operations, associated with certain bauxite residue disposal sites at its alumina refineries and the disposal of certain of its spent potlining associated with smelter facilities.

    As a result of the new standard, as at January 1, 2003, Property, plant and equipment - cost has been increased by $140, Property, plant and equipment - accumulated depreciation has been increased by $90, Deferred credits and other liabilities have been increased by $106, Deferred income tax liabilities have been reduced by $17 and an after-tax charge of $39 recorded in Net income for the cumulative effect of accounting change. The cumulative effect of accounting change related primarily to costs for spent potlining disposal for pots currently in operation. Net income for the year ended December 31, 2002, would not have been materially different if this standard had been adopted effective January 1, 2002. For 2003, net income was reduced by $1 due to the adoption of the standard.

    The following is a reconciliation of the aggregate carrying amount of liabilities for asset retirement obligations and the  pro forma impact for the year ended December 31, 2002, as if the standard had been adopted effective January 1, 2002.

December 31	2003	Pro Forma 2002
Balance – beginning of year	389	363
Acquisition of Pechiney	116	-
Liabilities incurred	35	12
Liabilities settled	(25)	(12)
Accretion expense	25	17
Exchange	91	9
Revisions in estimated cash flows	(53)	-
Balance – end of year	578	389

    Guarantees
On January 1, 2003, the Company adopted the recognition and measurement provisions of the FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others. The provisions are applied on a prospective basis to guarantees issued or modified after December 31, 2002. There were no significant guarantees issued or modified after December 31, 2002. See note 24 - Commitments and Contingencies.

    Costs Associated with Exit or Disposal Activities
On January 1, 2003, the Company adopted the FASB Statement No. 146, Accounting for Costs Associated with Exit or Disposal Activities. This standard requires that a liability associated with an exit or disposal activity be recognized when the liability is incurred rather than at the date of the Company’s commitment to an exit plan.

    Derivative Instruments and Hedging Activities
On July 1, 2003, the Company adopted the FASB Statement No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This standard amends and clarifies financial accounting and reporting for derivatives and for hedging activities under the FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. This standard has no impact on the Company’s financial statements.

    Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity
On July 1, 2003, the Company adopted the FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. This standard requires that certain financial instruments embodying an obligation to transfer assets or to issue equity securities be classified as liabilities. This standard has no impact on the Company’s financial statements.

    Newly Issued Accounting Standards for U.S. GAAP Presentation
    Consolidation of Variable Interest Entities
In January 2003, the FASB issued Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities. This interpretation requires that existing unconsolidated variable interest entities be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. An entity that holds a significant variable interest but is not the primary beneficiary is subject to specific disclosure requirements.

    On December 24, 2003, the FASB issued a revision to FIN 46. Under this revision, application of FIN 46 is required for periods ending after December 15, 2003, only for existing variable interest entities that are structured as special-purpose entities. Application by public entities for all other types of variable interest entities is required in financial statements for periods ending after March 15, 2004. The Company does not hold any interests in variable interest entities that are structured as special-purpose entities. The Company does not expect its financial statements to be significantly impacted by this interpretation.

Reconciliation of Canadian and U.S. GAAP

Year ended December 31	Reference	2003	2002	2001
Income from continuing operations
– as reported		290	389	4
Differences due to:
– Valuation of derivatives	(a)	(33)	60	(72)
– Currency translation	(b)	1	(2)	-
– Asset retirement obligations	(f)	10	-	-
– In-process research and development	(i)	(50)	-	-
– Income taxes	(h)	-	-	5
– Deferred tax effect on the above		21	(20)	23
Income (Loss) from continuing operations
before cumulative effect of accounting changes – U.S. GAAP		239	427	(40)
Loss from discontinued operations		(123)	(15)	(2)
Cumulative effect of accounting changes – net of taxes
– Valuation of derivatives	(a)	-	-	(12)
– Impairment of goodwill	(e)	-	(748)	-
– Asset retirement obligations	(f)	(39)	-	-
Net income (Loss) – U.S. GAAP		77	(336)	(54)
Dividends on preference shares		(7)	(5)	(8)
Net income (Loss) attributable to common shareholders – U.S. GAAP		70	(341)	(62)

Net income (Loss) per common share – basic and diluted – U.S. GAAP
Income (Loss) from continuing operations		0.72	1.30	(0.15)
Loss from discontinued operations		(0.38)	(0.04)	(0.01)
Cumulative effect of accounting changes		(0.12)	(2.32)	(0.03)
Net income (Loss) per common share – basic and diluted – U.S. GAAP		0.22	(1.06)	(0.19)

December 31	2003				2002				2001
	As Reported	Ref.	Amount	U.S. GAAP	As Reported	Ref.	Amount	U.S. GAAP	As Reported	Ref.	Amount	U.S. GAAP

Other receivables	824	(a)	52	876	542		-	542	526		-	526
Inventories	4,108	(a)	(2)	4,106	1,955	(a)	(4)	1,951	1,919	(a)	(5)	1,914
Deferred charges and other assets	926	(a)	15	947	666	(a)	(9)	663	715	(a)	(7)	716
		(c)	6			(c)	6			(c)	8	__

Property, plant and equipment
Cost (excluding Construction work
in progress)	23,463	(f)	185	23,648	17,618		-	17,618	16,084	(a)	(5)	16,079
Accumulated depreciation	(9,064)	(f)	(93)	(9,157)	(8,093)		-	(8,093)	(7,125)		-	(7,125)
Intangible assets, net of
accumulated amortization	1,059	(d)	224	1,233	318	(d)	143	461	285	(d)	18	303
		(i)	(50)
Goodwill	4,789	(f)	65	4,854	2,303		-	2,303	2,874		-	2,874
Payables and accrued liabilities	5,187	(a)	117	5,375	2,283	(a)	17	2,300	2,281	(a)	73	2,354
		(f)	71
Deferred credits and other liabilities	3,268	(a)	(1)	4,169	1,418	(d)	610	2,028	1,130	(d)	233	1,363
		(d)	730
		(f)	172
Deferred income taxes	1,983	(a)	(27)	1,734	1,180	(a)	(9)	1,023	1,069	(a)	(30)	972
		(d)	(156)			(d)	(148)			(d)	(67)
		(f)	(48)
		(i)	(18)
Shareholders’ equity
Redeemable non-retractable
preference shares	160		-	160	160		-	160	160		-	160
Common shares	6,426		-	6,426	4,703		-	4,703	4,687		-	4,687
Contributed surplus	80		-	80	-		-	-	-		-	-
Retained earnings	3,470	(a)	(42)	3,414	3,503	(a)	(20)	3,537	4,074	(a)	(60)	4,070
		(b)	55			(b)	54			(b)	56
		(f)	(37)
		(i)	(32)
Common shares held by a subsidiary	(56)		-	(56)	-		-	-	-	-		-
Deferred translation
adjustments	635	(a)	29	-	259	(b)	(54)	-	(151)	(b)	(56)	-
		(b)	(55)			(g)	(205)			(g)	207
		(g)	(609)
Other comprehensive
income (loss)	-	(a)	(12)	253	-	(c)	6	(109)	-	(c)	8	(347)
		(c)	6			(d)	(320)			(d)	(148)
		(d)	(350)			(g)	205			(g)	(207)
		(g)	609
Shareholders’ equity	10,715		(438)	10,277	8,625		(334)	8,291	8,770		(200)	8,570

(a)	Derivatives
(b)	Currency translation
(c)	Investments
(d)	Minimum pension liability
(e)	Impairment of goodwill
(f)	Asset retirement obligations
(g)	Deferred translation adjustments
(h)	Income taxes
(i)	Acquired in-process research and development

Year ended December 31	2003	2002	2001

Comprehensive income (loss)
Net income (Loss)	77	(336)	(54)
Net change in deferred translation adjustments	404	412	(131)
Net change in excess of market value over book value of “available-for-sale” securities	8	8	(7)
Reclassification to net income on disposal of “available-for-sale” securities	(8)	(10)	-
Valuation of derivatives (net of tax of $5)
Net change from periodic revaluations (net of tax of $5)	(12)	-	-
Net change in minimum pension liability –
net of tax of $9 (2002: $81; 2001:$67)	(30)	(172)	(148)
Comprehensive income (loss)	439	(98)	(340)

December 31	2003	2002	2001
Accumulated other comprehensive income (loss)
Derivatives	(12)	-	-
Deferred translation adjustments	609	205	(207)
Minimum pension liability	(350)	(320)	(148)
Unrealized gain on “available-for-sale” securities	6	6	8
Accumulated other comprehensive income (loss)	253	(109)	(347)

Reconciliation of the funded status of the Company’s pension plans with the amounts recognized in the U.S. GAAP balance sheet.

December 31	2003		2002		2001

	As	U.S.	As	U.S.	As	U.S.
Pension Benefits	Reported	GAAP	Reported	GAAP	Reported	GAAP

Funded Status	(2,466)	(2,466)	(1, 421)	(1, 421)	(467)	(467)
Unamortized
- actuarial (gains) losses	612	612	656	656	(193)	(193)
- prior service cost	624	848	687	830	653	671
Minimum pension liability (excluding the amount relating
to unrecognized prior service cost)	N/A	(730)	N/A	(610)	N/A	(233)

Net liability in balance sheet	(1,230)	(1, 736)	(78)	(545)	(7)	(222)

Net liability recognized in the U.S. GAAP balance sheet
Deferred charges and other assets		222		314		344
Intangible assets		224		143		18
Payables and accrued liabilities		(44)		(34)		(31)
Deferred credits and other liabilities		(2,071)		(968)		(553)
Long-term liabilities of operations held for sale		(67)		-		-

Net liability in balance sheet		(1,736)		(545)		(222)

    Note 9. Restructuring, Impairment and Other Special Charges
In 2001, the Company implemented a restructuring program aimed at safeguarding its competitiveness, resulting in a series of plant sales, closures and divestments throughout the organization. In the context of the Company's objective of value maximization, a detailed business portfolio review was undertaken in 2001 to identify high cost operations, excess capacity and non-core products. Impairment charges arose as a result of negative projected cash flows and recurring losses. These charges related principally to buildings, machinery and equipment and some previously capitalized project costs. This program was completed in 2003. The following information relates only to the 2001 program.

    Restructuring and Asset Impairment Charges
The schedule provided below shows details of the provision balances and related cash payments for the restructuring and asset impairment charges relating to the 2001 restructuring program.

		Asset
	Severance	Impairment
	Costs	Provisions	Other	Total
2001:
Charges	111	268	29	408
Cash payments – net	(6)	-	(7)	(13)
Non-cash charges	-	(268)	-	(268)
Provision balance as at December 31, 2001	105	-	22	127
2002:
Charges	35	17	27	79
Cash payments – net	(63)	-	-	(63)
Non-cash charges	(6)	(17)	(7)	(30)
Provision balance as at December 31, 2002	71	-	42	113
2003:
Charges (recoveries)	(3)	-	(26)	(29)
Cash payments – net	(45)	-	(26)	(71)
Non-cash charges	-	-	33	33
Provision balance as at December 31, 2003	23	-	23	46

The remaining provision balance of $46 at December 31, 2003, related principally to employee severance costs and environmental remediation for which payments will be made over an extended period.

    2003 Activities
In 2003, Restructuring, impairment and other special charges of ($38), pre-tax were recorded, which included recoveries in restructuring and asset impairment charges of $29 and other special charges of $9. The $29 recovery consists of $3 for the reversal of an excess redundancy provision in the U.K. (Rolled Products Europe), a gain of $19 principally for the sale of the Borgofranco power facilities in Italy (Rolled Products Europe), income of $6 on the sale of extrusions operations in Malaysia (Rolled Products Americas and Asia), and a gain of $9 relating to sales of assets in the U.K. ($5: Bauxite and Alumina; $4: Packaging), partially offset by other costs of $8 principally in the U.K. (Packaging).

    In 2003, the Company completed the closure of facilities at Glasgow, U.K., sold its extrusions operations in Malaysia for net proceeds of $2 and decided to retain the recycling operations at the Borgofranco plant in Italy and both cold mills at the light gauge operations in Fairmont, West Virginia.

    2002 Activities
In 2002, Restructuring, impairment and other special charges of $60, pre-tax were recorded, which included restructuring and asset impairment charges of $79 and gains in other special charges of $19. The $79 charge consisted of severance costs of $35 related to workforce reductions of approximately 950 employees, impairment of long-lived assets of $17 and other exit costs related to the shutdown of facilities of $27. Severance charges of $35 related primarily to the closure of the Burntisland facility, U.K. (Bauxite and Alumina), certain cable operations in North America (Engineered Products), extrusions operations in Malaysia and light gauge operations in Fairmont, West Virginia (Rolled Products Americas and Asia). Asset impairment charges of $17 related primarily to the Borgofranco plant in Italy (Rolled Products Europe) and the operations in Korea (Rolled Products Americas and Asia). Other exit costs of $27 consisted principally of closure costs of $19 for the Burntisland facility, U.K., a loss of $5 on the sale of the extrusions operations in Thailand that arose from the realization of deferred translation losses (Rolled Products Americas and Asia), a loss of $4 on the sale of the rolled products circles production unit at Pieve, Italy (Rolled Products Europe), other costs of $3 and was offset in part by income of $4 from the write-back of excess contract loss provisions upon settlement with a customer (Engineered Products).

    In 2002, the Company completed the sale of certain glass packaging operations located in Park Hills, Missouri, and Mays Landing, Williamstown and Millville, New Jersey for proceeds of $15 equal to book value. As well, the Company sold its rolled product circles production unit at its Pieve plant in Italy for proceeds of $14 and its two Pharmatech rubber stopper and aluminum seals operations located in Salisbury, Maryland, in the U.S. for proceeds of $9 equal to book value.

    2001 Activities
In 2001, Restructuring, impairment and other special charges of $654 pre-tax were recorded, which included restructuring and asset impairment charges of $408 and other special charges of $246. The charges of $408 included severance costs of $111, which related to workforce reductions of approximately 2,190 employees, impairment of long-lived assets of $268 and other exit costs related to the shutdown of facilities of $29.

    Workforce Reductions
Planned workforce reductions relating to the 2001 restructuring program are as follows:

	2001	2002	Total

Bauxite and Alumina	-	380	380
Primary Metal	500	-	500
Rolled Products Americas and Asia	200	250	450
Rolled Products Europe	400	-	400
Engineered Products	-	200	200
Packaging	790	120	910
Other	300	-	300

Planned workforce reductions	2,190	950	3,140

As at December 31, 2003, approximately 3,120 of a total of 3,140 employees had been terminated.

    Asset Impairment Provisions

	Assets Held and Used			Assets Held for Disposal (2)

	2001 (1)	2002 (1)	Total	2001

Bauxite and Alumina (3)	45	-	45	-
Primary Metal (4)	22	-	22	-
Rolled Products
Americas and Asia (7)	14	3	17	8
Rolled Products Europe (5) (8)	79	9	88	22
Engineered Products	3	4	7	-
Packaging (6) (9)	42	1	43	12
Other	21	-	21	-

Total	226	17	243	42

(1)	An impairment provision was recorded to the extent that the net book value exceeded net recoverable amount or undiscounted cash flows.
(2)	An impairment provision was recorded to the extent that the net book value exceeded the fair value less selling costs. Fair values were determined based on either discounted cash flows or selling price.

Assets Held and Used

(3)	Charges principally relate to the specialty chemicals plant at Burntisland, U.K.
(4)	Charges principally relate to the engineered cast products plant in Quebec, Canada.
(5)	Charges principally relate to the cold mill at the Rogerstone plant in the U.K. ($62) and the recycling operations at the Borgofranco plant in Italy ($9).
(6)	Charges principally relate to the foil facilities at Glasgow, U.K.

Assets Held for Disposal

(7)	Charges principally relate to the extrusions operations in Malaysia and Thailand.
(8)	Charges principally relate to certain rolled products operations at the Pieve plant in Italy.
(9)	Charges principally relate to the Pharmatech rubber stopper and aluminum seals operations in the U.S.

Assets Held for Disposal

	Rolled Products	Rolled Products
	Americas and Asia	Europe	Packaging	Total

Sales and Operating Revenues
2003	12	-	-	12
2002	16	32	90	138
2001	30	37	130	197

Net Operating Losses (Income)
2003	(1)	-	-	(1)
2002	2	(1)	6	7
2001	-	-	10	10

Assets
December 31, 2003	-	-	-	-
December 31, 2002	10	-	-	10
December 31, 2001	20	57	80	157

Liabilities
December 31, 2003	-	-	-	-
December 31, 2002	5	13	-	18
December 31, 2001	10	11	70	91

    Other Special Charges
In 2001, the Company increased its environmental provisions by $246 pre-tax to cover treatment costs of $150 for stored spent potlining (SPL) in Quebec and British Columbia, Canada, as well as to cover remediation costs of $96 relating to red mud disposal at other sites in Canada and the U.K. The charges were recorded in the statement of income in Restructuring, impairment and other special charges and on the balance sheet in Deferred credits and other liabilities $(235) and in Payables and accrued liabilities $(11).

    SPL, which is a waste material generated by the smelting process, needs to be treated in a safe and environmentally sound manner. The Company’s objectives have been to find the best alternative to stockpiling SPL and various technical studies were carried out to identify treatment alternatives that are economically viable. Following these studies, which were completed in 2001, and in accordance with local laws and regulations, the Company has initiated a project to identify the best treatment technology to treat the stored SPL. The liability of $150 reflected the Company’s best estimate of the cost to treat the stored SPL in Quebec and to have the SPL in British Columbia treated by a third party. The liability recorded in 2001 is being paid over a period of approximately twenty years.

    The liability of $96 relating to red mud disposal reflected the Company’s best estimate of the cost of rehabilitation. Red mud is the normal residue associated with extracting alumina from bauxite. The charge represents the cost to fill and seal the sites.

    In 2002, the environmental provision was reduced by $22 principally comprising a reduction of $4 in the SPL provision for the recovery from a third party of a portion of the costs and a reduction of $18 in the red mud disposal provision due to lower remediation costs at the Burntisland facility in the U.K. The reductions in the provisions were recorded in the statement of income in Restructuring, impairment and other special charges and on the balance sheet as an increase in Other receivables and a reduction in Deferred credits and other liabilities.

    In 2003, the environmental provision for SPL was reduced by $11 because of lower treatment costs.

Note 10. Income Taxes
	2003	2002	2001

Income from continuing operations
before income taxes and other items
Canada	(186)	(65)	(303)
Other countries	814	749	407
	628	684	104

Current income taxes
Canada	18	(9)	(48)
Other countries	260	233	241
	278	224	193
Deferred income taxes
Canada	111	56	(69)
Other countries	(64)	15	(80)
	47	71	(149)
Income tax provision	325	295	44

The composite of the applicable statutory corporate income tax rates in Canada is 39.0% (2002: 39.0%; 2001: 40.0%). The following is a reconciliation of income taxes calculated at the above composite statutory rates with the income tax provision:

	2003	2002	2001

Income taxes at the composite statutory rate	246	267	41
Differences attributable to:
Tax benefits from changes in Australian tax legislation	(74)	-	-
Exchange translation items	97	35	3
Exchange revaluation of deferred income taxes	119	16	(26)
Effect of tax rate changes on deferred income taxes	(1)	–	(8)
Unrecorded tax benefits on losses – net	1	18	26
Investment and other allowances	(35)	(18)	8
Goodwill impairment	11	-	-
Large corporations tax	7	7	8
Withholding taxes	6	5	8
Reduced rate or tax exempt items	4	(18)	(2)
Foreign tax rate differences	(48)	(25)	(6)
Prior years’ tax adjustments	(10)	(3)	(14)
Other – net	2	11	6
Income tax provision	325	295	44

Note 10. Income Taxes (cont’d)

At December 31, the principal items included in Deferred income taxes are:
	2003	2002	2001

Liabilities
Property, plant, equipment and intangibles	2,404	1,341	1,158
Undistributed earnings	26	17	24
Inventory valuation	118	66	78
Other – net	204	175	193
	2,752	1,599	1,453

Assets
Tax benefit carryovers	1,421	361	297
Accounting provisions not currently deductible for tax	910	363	382
Property, plant, equipment and intangibles	288	-	-
	2,619	724	679
Valuation allowance (amount not likely to be recovered)	1,141	245	212
	1,478	479	467
Net deferred income tax liability	1,274	1,120	986

Amounts recognized in the Consolidated Balance Sheet consist of:

Deferred income tax asset – current	(50)	-	-
Deferred income tax asset – non-current	(745)	(60)	(83)
Deferred income tax liability – current	86	-	-
Deferred income tax liability – non-current	1,983	1,180	1,069
Net deferred income tax liability	1,274	1,120	986

The valuation allowance relates principally to loss carryforward benefits and tax credits where realization is not likely. The majority of the allowance relates to loss carryforwards of French companies with no expiry date, but which are subject to limitations to their use such that it is unlikely that they will be used against taxable income. In 2003, $5 (2002: $11; 2001: $4) of the valuation allowance was reversed when it became more likely than not that benefits would be realized. Of that amount, $4 (2002: $5) reduced goodwill since it related to future income tax assets acquired in business combinations, but which were not recognized at the date of the business combinations.

     Based on rates of exchange at December 31, 2003, tax benefits of approximately $884 relating to prior and current years’ operating losses and $156 of benefits related to capital losses and tax credits carried forward will be recognized when it is more likely than not that such benefits will be realized. These amounts are included in the valuation allowance above. Approximately $8 of these potential tax benefits expire in 2004.

     In 1997, income taxes on Canadian operations for the years 1988 to 1991 were reassessed by the Canadian tax authorities. Most of the additional taxes and interest are related to transfer pricing issues and are recoverable in other countries. The process to obtain recoveries from other countries is underway. During 1999, the Canadian tax authorities indicated their intention not to proceed with the reassessments made in 1997 in respect of the years 1988 and 1989. In 2000, certain provinces decided not to proceed with the reassessments pertaining to 1988 and 1989. As a result of this and other adjustments, in 2000 the Company recorded $32 of tax recoveries. During 2002, the Canadian and U.S. tax authorities settled the majority of the transfer pricing issues related to the 1997 reassessments. As a result of this and other adjustments, in 2002 the Company recorded $4 of tax recoveries. See note 29 – Information by Geographic Areas.

    Note 11. Joint Ventures
As of December 31, 2003 the activities of the Company's major joint ventures are the procurement and processing of bauxite in Australia, Brazil and Guinea, smelting operations in Norway, Australia, Cameroon and Canada, aluminum rolling operations in Germany and the United States, as well as packaging operations in France and China and engineered products operations in Norway.

     In 2003, with the acquisition of Pechiney, the Company acquired a 50% interest in Pechiney Reynolds Quebec, Inc. (Canada), a 29.97% interest in Socatral (Norway), a 46.67% interest in Alucam (Cameroon), a 50% interest in Airlessystems (France) as well as an additional 20% interest in Queensland Alumina Limited (Australia) and an additional 10% interest in Halco (Guinea). In addition, the Company acquired a 50% interest in Alcan Propack Chengdu Co. (China).

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

	2003	2002	2001

Financial position at December 31
Inventories	167	86	69
Property, plant and equipment – net	2,132	942	550
Other assets	19	64	47
Total assets	2,318	1,092	666
Short-term debt	57	51	46
Debt not maturing within one year	189	67	83
Other liabilities	397	212	164
Total liabilities	643	330	293
Cash flow information for the year ended December 31
Cash from operating activities	3	4	3
Cash from (used for) financing activities	16	(13)	(5)
Cash used for investment activities	(149)	(83)	(73)

    Note 12. Sales of Receivables
Under an agreement effective December 18, 2001, on an ongoing basis, the Company sells to a third party an undivided interest in certain trade receivables, with limited recourse, for maximum cash proceeds of $300 with the maximum credit exposure to the Company held in reserve by the third party. This amount is recorded in Deferred charges and other assets. Net proceeds were used in 2001 to repay commercial paper borrowings. The Company acts as a service agent and administers the collection of the receivables sold.

    As at December 31, 2003, the Company sold trade receivables of $336 (2002: $341; 2001: $330), with $43 (2002: $44; 2001: $30) held in reserve by the third party.

    Pechiney has entered into agreements with certain financial institutions to sell up to $211 of selected receivables without recourse and up to $5 with recourse. As at December 31, 2003, Pechiney sold trade receivables for an amount of $143.

    Note 13. Allowance for Doubtful Accounts
The allowance for doubtful accounts reflects management’s best estimate of probable losses inherent in the trade receivables balance. Management determines the allowance based on known uncollectable accounts, historical experience, and other currently available evidence. Activity in the allowance for doubtful accounts is as follows:

		Additions
	Balance at	Charged to
	Beginning	Costs &				Balance at
Description	of Year	Expenses	Acquisitions	Write-offs	Divestments	End of Year

2003	58	12	27	7	-	90
2002	51	23	-	12	4	58
2001	53	13	-	15	-	51

    Note 14. Other Expenses (Income) – Net
Other expenses (income) – net comprise the following elements:

	2003	2002	2001
Restructuring costs	37	3	(1)
Asset impairment provisions	58	4	-
Loss (Gain) on disposal of businesses and investment – net (note 17)	(13)	(36)	123
Provisions for legal claims (note 24)	1	113	-
Environmental provisions	29	2	-
Interest revenue	(19)	(12)	(25)
Exchange (gains) losses	83	37	(8)
Other	17	2	23
	193	113	112

The 2003 restructuring costs of $37 consist principally of employee severance costs and other exits costs at flexible packaging operations in Europe (Packaging) and closure costs for certain cable operations in the U.S. (Engineering Products). At December 31, 2003, approximately $12 remain in accrued liabilities.

     The 2003 asset impairment provisions of $58 consist principally of $21 for the casting operations of an automotive parts facility in Germany (Engineered Products), $14 for the closure of the Söderberg primary aluminum facility in Jonquière, Quebec (Primary Metal), $7 for flexible packaging operations in Europe and $7 for a converting facility in Charlotte, North Carolina (Packaging). The impairment charges arose as a result of negative projected cash flows and related principally to buildings and machinery and equipment. Fair values were determined based on either discounted cash flows or selling price.

    Note 15. Deferred Charges and Other Assets
Deferred charges and other assets comprise the following elements:

	2003	2002	2001

Prepaid pension costs	222	314	344
Income taxes recoverable	31	-	51
Marketable securities	45	37	40
Prepaid mining expenses	54	56	57
Debt financing costs	47	21	17
Investments*	135	46	52
Reserve for receivables sold (note 12)	43	30	30
Amount receivable on currency swap of debt	16	-	(12)
Long-term notes and other receivables	143	105	84
Other	190	57	52
	926	666	715
* Investments
Companies accounted for under the equity method	50	18	21
Portfolio investments – at cost	85	28	31
	135	46	52

Note 16. Property, Plant and Equipment
	2003	2002	2001
Cost (excluding Construction work in progress)
Land and property rights	561	371	299
Buildings	4,042	3,153	2,864
Machinery and equipment	18,860	14,094	12,921
	23,463	17,618	16,084

Accumulated depreciation relates primarily to Buildings and Machinery and equipment.

    Note 17. Sales and Acquisitions of Businesses and Investments
    2003
    Asia and Other Pacific
In the second quarter of 2003, the Company sold its remaining investment in Nippon Light Metal Company. Ltd (NLM) for sales proceeds of $22, resulting in a gain of $33 including the realization of deferred translation gains of $14. In the third quarter of 2003, the Company increased its ownership position in Aluminium Company of Malaysia, a manufacturer of light gauge aluminum products, from 36% to 59% by acquiring additional shares, with a value of $30, from NLM in exchange for its ownership in Alcan Nikkei Siam Limited in Rangsit, Thailand, with a value of $24, and a cash payment of $6. The sale of Alcan Nikkei Siam Limited resulted in the realization of deferred translation losses of $11. The gain on the sale of NLM and the loss on the sale of Alcan Nikkei Siam Limited were recorded in Other expenses (income) - net.

     In October 2003, the Company announced the signing of a definitive joint venture agreement with Qingtongxia Aluminum Company and Ningxia Electric Power Development and Investment Co. Ltd. Under the agreement, the Company will invest up to $150, of which $60 is expected to be invested in the first quarter of 2004, following necessary regulatory approvals for a 50% participation and a secure power supply in an existing 150-kt modern pre-bake smelter located in the Ningxia autonomous region in the People’s Republic of China. The agreement provides for the joint venture to obtain long-term access to dedicated power on competitive terms sufficient to meet the energy requirements of the smelter. The agreement also gives Alcan a substantial operating role and the option to acquire, through additional investment, up to 80% of a new 250-kt potline, already under construction.

    In December 2003, the Company sold the extrusions operations of Aluminium Company of Malaysia, for net proceeds of $2. A pre-tax amount of $6, which is included in Restructuring, impairment and other special charges, consists of a favourable adjustment to a previously recorded impairment provision.

    France, Germany, Other Europe and Asia and Other Pacific
In April 2003, the Company completed the acquisition of VAW Flexible Packaging (FlexPac) from Norsk Hydro for a cost of $302, net of cash and time deposits acquired. FlexPac includes 14 plants in 8 countries and has 5,400 employees. FlexPac comprises a set of custom manufacturing businesses producing high quality flexible packaging products for a wide variety of end-use customers and manufacturers of consumer goods, including those in the food, dairy and pharmaceutical industries. The business combination is accounted for using the purchase method and the results of operations are included in the consolidated financial statements since acquisition.

    As part of the acquisition of FlexPac in the second quarter of 2003, the Company acquired, directly and indirectly, 63% of the total issued share capital of Strongpack Plc in Thailand. Strongpack is engaged in packaging businesses, providing production and processing services on all types of flexible packaging materials. In June 2003, the Company acquired an additional 12% of Strongpack for a cost of $4.

    Also, as part of the acquisition of FlexPac, the Company acquired 70% of the total issued share capital of Rotopak in Turkey. Rotopak is engaged in the food flexible packaging business. In August 2003, the Company acquired the remaining 30% of Rotopak for cost of $24.

    Allocation of the purchase price involves estimates and information gathering during months following the date of the combination. The estimation process will be finalized in 2004. Accordingly, there may be some changes to the assigned values presented below.

    The total purchase cost of $330 for FlexPac was allocated based on the assigned fair values of the assets acquired and liabilities assumed as follows:

2003
Current assets	285
Deferred charges and other assets	2
Property, plant and equipment	215
Intangible assets	10
Deferred tax asset	19
Goodwill (1)	75
606

Current liabilities	188
Debt not maturing within one year	11
Deferred credits and other liabilities	60
Minority interests	17

Fair value of net assets acquired at date of acquisition
(net of cash and time deposits acquired of $31)	330

(1) See note 7 – Goodwill and Intangible Assets.

      Note 17. Sales and Acquisitions of Businesses and Investments (cont’d)
    United States and Ecuador
In July 2003, the Company completed the acquisition of Baltek Corporation (Baltek) for a cost of $38. Baltek is the world’s leading supplier of balsa based structural core materials and has production and sales facilities around the world, including in Ecuador. Baltek’s balsa core materials fit well into the existing composites business, as structural foam and balsa are complementary products that go to market through the same distribution channels. Ecuador is included in the geographic area All other. The business combination is accounted for using the purchase method and the results of operations are included in the consolidated financial statements since acquisition. The purchase price was allocated based on the assigned fair values of the assets acquired and liabilities assumed as follows:

2003
Current Assets	29
Deferred charges and other assets	1
Property, plant and equipment	23
Intangible assets	4
Goodwill (1)	8
65

Current liabilities	22
Debt not maturing within one year	1
Deferred credits and other liabilities	4

Fair value of net assets acquired at date of acquisition	38

(1) See note 7 – Goodwill and Intangible Assets

In October 2003, the Company acquired the Uniwood/Fome-Cor Division of Nevamar for a cost of $95. Uniwood/Fome-Cor is one of the largest U.S. manufacturers of foam-based display board, with its head office and production facilities in Statesville, North Carolina, and another production site in Glasgow, Kentucky.

    The business combination is accounted for using the purchase method and the results of operations are included in the consolidated financial statements since acquisition. The purchase price was allocated based on the assigned fair values of the assets acquired and liabilities assumed as follows:

2003
Current assets	14
Property, plant and equipment	17
Intangible assets	54
Goodwill (1)	25
110
Current liabilities	4
Deferred income taxes	11

Fair value of net assets acquired at date of acquisition	95

(1)    See note 7 - Goodwill and Intangible Assets

    Other
 See reference to the sale of the extrusions operations in Milan, Italy, and the sale of Fibrenyle in the U.K. in note 4 –Discontinued Operations and Assets Held for Sale.

    See reference to the acquisition of Pechiney in note 6 – Acquisition of Pechiney.

   See reference to the sale of the Borgofranco power facilities in Italy in note 9 – Restructuring, Impairment and Other Special Charges.

    Note 17. Sales and Acquisitions of Businesses and Investments (cont’d)

    2002
    Canada
In April 2002, the Company acquired the Société générale de financement (SGF) 20% joint venture interest in the Aluminerie Alouette consortium at a cost of $172 and in September 2002, the Company acquired the Corus Group plc’s 20% joint venture interest at a cost of $171 giving the Company a 40% ownership in Alouette. These business combinations are accounted for using the purchase method and the results of operations are included in the consolidated financial statements since acquisition.

     The total purchase price was allocated based on the assigned fair values of the assets acquired and liabilities assumed as follows:

2002
Current assets	31
Deferred charges and other assets	3
Property, plant and equipment	300
Intangible assets	20
Goodwill (1)	39
393
Current liabilities	9
Deferred credits and other liabilities	15
Deferred income taxes	26

Fair value of net assets acquired at date of acquisition	343

(1)     See note 7 – Goodwill and Intangible Assets

In September 2002, the five co-venturers of the Aluminerie Alouette consortium announced their final approval of the plant expansion in Sept-Îles, Quebec. Alcan’s share of the cost will be approximately $350. Construction began in the spring of 2003 and will continue throughout 2004. Production start-up is expected to take place in February 2005 with completion in the fall of 2005.

    Japan
In 2002, the Company sold a portion of its investment in Nippon Light Metal Company, Ltd. (NLM), included in the geographic area Asia and Other Pacific, for net cash proceeds of $22, reducing its holdings to an effective ownership of 2.2%. Included in Other expenses (income) – net is a gain of $36. The after-tax gain included a previously deferred gain of $8 related to the sale in 1996 of Toyo Aluminium K.K. to NLM.

    2001
    Australia
In 2001, the Company acquired the remaining 30% of the Gove alumina refinery and related bauxite mine for a cash consideration of $379 subject to certain post-closing adjustments. As a result of this transaction, the Company owns 100% of these assets. The acquisition was accounted for using the purchase method. The purchase price was allocated based on the assigned fair values of the assets acquired and liabilities assumed as follows:

2001
Working capital	15
Property, plant and equipment	172
Goodwill (1)	234
421
Other liabilities – net	41
Long-term debt	1
42

Fair value of net assets acquired at date of acquisition	379

(1)     See note 7 – Goodwill and Intangible Assets.

    Note 17. Sales and Acquisitions of Businesses and Investments (cont’d)

    Jamaica
In 2001, the Company completed the sale of its Jamaican operations, included in the geographic area All other. Proceeds from the sale were $153. The total pre-tax loss on the sale was $123, which was recorded in Other expenses (income) – net.

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

    Korea
In 2001, the Company’s subsidiary Alcan Taihan Aluminum Limited (ATA) acquired the remaining 5% of Aluminium of Korea Limited (Koralu), included in the geographic area Asia and Other Pacific, for $21. As a result of the transaction, the Company’s ownership of ATA was reduced to 66% from 68%.

    Note 18. Deferred Credits and Other Liabilities
Deferred credits and other liabilities comprise the following elements:

	2003	2002	2001
Post-retirement and post-employment benefits (note 28)	2,025	640	562
Environmental liabilities	487	327	327
Restructuring liabilities	42	27	41
Claims	240	206	37
Market value of foreign currency forward contracts	92	25	(12)
Long-term payables	140	77	70
Other	242	116	105
	3,268	1,418	1,130

Note 19. Debt Not Maturing Within One Year

	2003	2002	2001
Alcan Inc.
Commercial paper – CAN$ (a)	1,346	390	585
Commercial paper – US$ (a)	304	246	166
Bank loans, due 2004/2005 (€ 54 million) (b)	68	91	105
5.375% Swiss franc bonds(c)	-	129	105
5.5% Euro note, due 2006 (€ 600 million)	753	629	528
6.25% Debentures, due 2008	200	200	200
6.45% Debentures, due 2011	400	400	400
4.875% Global notes, due 2012	500	500	-
4.50% Global notes, due 2013	500	-	-
5.20% Global notes, due 2014	500	-	-
8.875% Debentures, due 2022 (d)	-	-	150
7.25% Debentures, due 2028	100	100	100
7.25% Debentures, due 2031	400	400	400
6.125% Global notes, due 2033	750	-	-
Other debt	-	-	7

Alcan Aluminum Corporation

Floating Rate Notes, due 2005(b), (g)	500	-	-

Alcan Deutschland GmbH and subsidiary companies
Bank loans, due 2008/2013 (€ 6 million) (b)	8	7	7

Queensland Alumina Limited
Bank loans, due 2004/2008 (b)	124	52	84

Alcan Holdings Switzerland AG
4.5% Bank loan (CHF 100 million)	-	-	59

Alcan Finance Jersey Limited
Euro Medium Term Note Program (EMTN)
EMTN, (€ 400 million)	-	-	352
EMTN, due 2008 (€ 13 million) (e)	17	14	11
EMTN, due 2008 (€ 8 million) (e)	10	8	7

ALA (Nevada) Inc.
Bank loan, due 2005(b)	60	60	60

Alcan Packaging Canada Limited
5.69% Bank loan	-	35	35
6.24% Bank loan, due 2004	30	30	30

Pechiney S.A.(l)
5.10% Debentures, due 2005 (€ 229 million) (i)	303	-	-
Equity link bonds, due 2005 (€ 53 million) (i)	73	-	-
3.25% Convertible bonds (OCEANEs), due 2007 (€ 15 million)(k)	20	-	-
5.14% FOCOMO bond, due 2004 (€ 6 million) (j)	7	-	-
6.03% FOCOMO bond, due 2005 (€ 7 million) (j)	10	-	-
6.20% FOCOMO bond, due 2006 (€ 9 million) (j)	12	-	-
5.69% FOCOMO bond, due 2007 (€ 8 million) (j)	10	-	-
4.81% FOCOMO bond, due 2008 (€ 2 million) (j)	3	-	-
Bank loans, due 2008 (€ 183 million)(i)	230	-	-
Bank loan, due 2004/2005 (€ 8 million)(i)	10	-	-

Bank loan, due 2006 (€ 40 million)(i)	50	-	-

Pechiney Pacific
Long-term credit facility, due 2006(b) (h)	78	-	-
Long-term credit facility, due 2004 (b) (h)	105	-	-

Techpack Asia
Bank loans, due 2005/2010(b)	26	-	-

Aluminium Pechiney SPV
Bank loan, due 2004/2013 (b)	50	-	-

Aluminium Dunkerque
Bank loan, due 2004/2005 (b)	88	-	-
Long-term credit facility, due 2016 (b)	40	-	-

Other
Bank loans, due 2004/2013 (b)	149	138	84
4% Eurodollar (f)	-	14	14
Other debt, due 2004/2033(b)	126	38	47

	7,960	3,481	3,536
Debt maturing within one year included in current liabilities	(356)	(295)	(652)
	7,604	3,186	2,884

(a)

The Company has two long-term, global, multi-year and multi-currency facilities with a syndicate of major international banks each amounting to $1,000 (2002: $1,000 and $1,000; 2001: $1,000 and $1,000). One of the global facilities expires in tranches in 2005 and 2006 while the other facility expires in 2004; however the Company, at its sole discretion, has an option to extend the maturity of the facility until 2007. The Company also has one short-term, € 700 million revolving credit facility. These facilities are available as back-up for commercial paper issued by the Company in Canada, the U.S. and Europe. Commercial paper of € 368 million ($463) issued by Pechiney is included in Short-term borrowings. To finance the acquisition of Pechiney, the Company had a $4,000 bridge credit facility. As at December 31, 2003, the bridge credit facility had been reduced to $495 and was undrawn.

     On December 31, 2003, 2002 and 2001, the commercial paper borrowings in the U.S. and Canada have been classified as Debt not maturing within one year since the Company had both the intent and ability, through its long term credit facilities, to refinance the borrowings on a long-term basis.

     In 2003, 2002 and 2001, commercial paper borrowings of CAN$1,747 million, CAN$616 million and CAN$940 million, respectively, were swapped for $1,332, $391 and $599, respectively, through the use of forward exchange contracts.

(b)	Interest rates fluctuate principally with the lender’s prime commercial rate, the commercial bank bill rate, or are tied to LIBOR/EURIBOR/SIBOR rates.

(c)	The Swiss franc bonds were issued as CHF178 million and were swapped for $105 at an effective interest rate of 8.98%.The bonds were repaid in April 2003.

(d)	The 8.875% debentures were redeemed in January 2002 at a price of 104.15%. The loss on redemption of $6 pre-tax is included in Other expenses (income) – net.

(e)	The Euro Medium Term Note Program (EMTN) notes of principal amounts of € 13 million and € 8 million with rates tied to EURIBOR or LIBOR were swapped for £9 million and £5 million, respectively.

(f)

Debenture holders were entitled to receive at their option 1,772 common shares held by the Company in NLM, a portfolio investment, in exchange for each ten thousand dollars principal amount of debentures. The Company sold its remaining investment in NLM in the second quarter of 2003 and the debentures were repaid in September 2003.

(g)    Alcan Aluminum Corporation has the right to redeem the Floating Rate Notes due December 8, 2005 at any time on or after June 8, 2004. The Floating Rate Notes rank equally with Alcan Aluminum Corporation’s senior unsecured debt and are guaranteed by the Company.

(h)   Pechiney Pacific has two credit facilities amounting to $110 and $105; $78 and $105 have been borrowed under these facilities, respectively.

(i)     Swapped or partially swapped against index EURIBOR.

(j)    FOCOMO bonds are unlisted bonds subscribed by Pechiney and its French subsidiaries’ employee saving plan fund. The interest rate on the bonds maturing in 2008 will be adjusted in 2004.

(k)    The purchase of the Pechiney OCEANEs, outstanding at December 31, 2003, was completed on February 6, 2004, for a cost of $19.

(l)    Upon acquisition of Pechiney, Pechiney’s debt was recorded at fair market value.

The Company has swapped, to 2004, interest payments on $25 (2002: $3; 2001: $59) of its floating rate debt in exchange for fixed interest payments, interest payments on $660 (2002: $9; 2001: nil) of its fixed rate debt in exchange for floating interest payments, and interest payments on $230 of its floating rate debt in exchange for floating interest payments where the floating rate is capped at a certain percentage.

Based on rates of exchange at year-end, debt repayment requirements over the next five years amount to $356 in 2004, $1,135 in 2005, $1,010 in 2006, $73 in 2007 and $526 in 2008.

    Note 20. Preference Shares
    Authorized
An unlimited number of preference shares issuable in series. All shares are without nominal or par value.

    Authorized and Outstanding
In each of the years 2003, 2002 and 2001, there were authorized and outstanding 5,700,000 series C and 3,000,000 series E redeemable non-retractable preference shares with stated values of $106 and $54, respectively.

     Preference shares, series C and E, are eligible for quarterly dividends based on an amount related to the average of the Canadian prime interest rates quoted by two major Canadian banks for stated periods. The dividends on series C and E preference shares are cumulative.

     Preference shares, series C and E, may be called for redemption at the option of the Company on 30 days’ notice at CAN$25.00 per share.

Any partial redemption of preference shares must be made on a pro rata basis or by lot.

    Note 21. Common Shares
The authorized common share capital is an unlimited number of common shares without nominal or par value. On March 3, 2004, there were 367,809,292 common shares outstanding. Changes in outstanding common shares are summarized below:

	Number (in thousands)			Stated Value
	2003	2002	2001	2003	2002	2001
Outstanding – beginning of year	321,470	320,902	317,921	4,703	4,687	4,597
Issued for cash:
Executive share option plan	699	292	2,158	22	7	55
Liquidity Agreement (note 22)	2	-	-	-	-	-
Dividend reinvestment and share
purchase plans	597	276	135	20	9	5
Issued in exchange for tendered
Pechiney securities*	42,413	-	-	1,681	-	-
Issued in exchange for tendered
algroup shares	-	–	688**	-	-	30
Outstanding – end of year	365,181	321,470	320,902	6,426	4,703	4,687

*	Of which 1,418 shares with a stated value of $56 are held by Pechiney.
**	The 688 common shares were issued to acquire the remaining algroup shares in accordance with the provisions of Swiss law.

In June 2000, the Company obtained authorization, which terminated on June 18, 2001, to repurchase up to 21,800,000 common shares under a normal course issuer bid. In 2001, no common shares were purchased under this authorization.

    Shareholder Rights Plan

In 1990, shareholders approved a plan whereby each common share of the Company carries one right to purchase additional common shares. The plan, with certain amendments, was reconfirmed at the 1995 Annual Meeting and further amendments were approved at the 1999 Annual Meeting. The plan was reconfirmed for a three year period with no amendments at the 2002 Annual Meeting. The rights under the plan are not currently exercisable but may become so upon the acquisition by a person or group of affiliated or associated persons (“Acquiring Person”) of beneficial ownership of 20% or more of the Company’s outstanding voting shares or upon the commencement of a takeover bid. Holders of rights, with the exception of an Acquiring Person, in such circumstances will be entitled to purchase from the Company, upon payment of the exercise price (currently $100.00), such number of additional common shares as can be purchased for twice the exercise price based on the market value of the Company’s common shares at the time the rights become exercisable.

     The plan has a permitted bid feature that allows a takeover bid to proceed without the rights under the plan becoming exercisable, provided that it meets certain minimum specified standards of fairness and disclosure, even if the Board does not support the bid.

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

     Note 22. Stock Options and Other Stock-Based Compensation
    Alcan Executive Share Option Plan
     Under the Alcan executive share option plan, certain key employees may purchase common shares at an exercise price that is based on the market value of the shares on the date of the grant of each option. The vesting period for options granted beginning in 1998 is linked to Alcan’s share price performance, but does not exceed nine years. Options granted before 1998 vest generally over a fixed period of four years from the grant date and expire at various dates during the next 10 years.

Changes in the number of shares under options as well as the average exercise price are summarized below:

	Number of Shares under			Weighted Average
	Options (in thousands)			Exercise Price (CAN$)
	2003	2002	2001	2003	2002	2001

Outstanding – beginning of year	8,687	7,108	7,326	46.08	46.34	43.20
Granted	1,609	1,937	1,945	52.58	44.19	50.96
Exercised	(699)	(292)	(2,158)	41.85	39.69	39.85
Forfeited	(31)	(66)	(5)	45.29	46.53	39.08
Outstanding – end of year	9,566	8,687	7,108	47.49	46.08	46.34
Exercisable – end of year	5,852	5,007	4,665	44.98	45.47	44.91

Shares under Options Outstanding at December 31, 2003

			Weighted
		Weighted	Average
Number of	Range of	Average	Remaining
Shares under Options	Exercise Price	Exercise Price	Contractual Life
(in thousands)	(CAN$)	(CAN$)	(Years)
12	33.00	33.00	0.11
1,766	34.47-39.50	38.07	7.31
1,051	40.91-45.43	44.05	3.70
3,992	46.18-48.91	46.91	4.11
2,745	52.64-64.25	55.78	8.82
9,566	33.00-64.25	47.49

Shares under Options Exercisable at December 31, 2003

		Weighted
Number of	Range of	Average
Shares under Options	Exercise Price	Exercise Price
(in thousands)	(CAN$)	(CAN$)
12	33.00	33.00
1,309	34.47-39.50	37.81
1,034	40.91-45.43	44.07
3,178	46.18-48.91	47.00
319	52.64-64.25	57.67
5,852	33.00-64.25	44.98

At December 31, 2003, the Company had reserved for issue under the executive share option plan 14,709,676 shares.

     Stock options are granted at an exercise price equal to the market price on the grant date. The weighted average fair value of stock options granted in 2003 is $10.00 (2002: $8.69; 2001: $12.00).

     To compute the pro forma compensation expense, the Black-Scholes valuation model was used to determine the fair value of the options granted. Using the model, the fair value of options averages approximately 26% to 41% of the exercise price. See note 2 – Summary of Significant Accounting Policies; Stock Options and Other Stock-Based Compensation.

The fair value of each option grant is estimated on the date of grant with the following weighted average assumptions used for the option grants:

	2003	2002	2001
Dividend yield (%)	1.88	1.65	1.93
Expected volatility (%)	29.16	35.73	30.83
Risk-free interest rate (%)	3.39	3.50	5.57
Expected life (years)	6	6	10

    Pechiney Stock Option Plans
Under the stock option plans of Pechiney, now a wholly-owned subsidiary of Alcan, certain officers and employees were granted options to subscribe to or to purchase Pechiney common shares.

Alcan and Pechiney agreed on the terms of a liquidity agreement which has been made available to beneficiaries of Pechiney subscription and purchase options (“Liquidity Agreement”). The Liquidity Agreement allows the holders of Pechiney options to either (a) exchange their Pechiney shares resulting from the exercise of the Pechiney options for Alcan common shares on the basis of a ratio equivalent to the consideration offered under Alcan’s public offer for Pechiney or (b) give up their Pechiney options and receive new options to subscribe for Alcan common shares on the basis of a ratio equivalent to the consideration offered under Alcan’s public offer for Pechiney. Upon the clearance by the French Conseil des marchés financiers of Alcan’s initial public offer for Pechiney securities on July 16, 2003, the Pechiney options became fully vested.

Changes in the number of Alcan shares under Pechiney options as well as the average exercise price are summarized below:

	Number of Shares under Pechiney Options (in thousands) 2003	Weighted Average Exercise Price (€) 2003

Outstanding – beginning of year	-	-
Shares subject to the Liquidity Agreement	3,891	34.71
Exercised	(2)	22.62
Outstanding and exercisable – end of year	3,889	34.71

Shares under Pechiney Options Outstanding and Exercisable at December 31, 2003

			Weighted
		Weighted	Average
Number of	Range of	Average	Remaining
Shares Under Options	Exercise Price	Exercise Price	Contractual Life
(in thousands)	(€)	(€)	(Years)
540	19.09-22.73	22.23	8.04
384	26.80-29.52	27.13	4.74
1,609	33.15-35.77	33.89	6.65
1,356	42.80-42.96	42.82	8.19
3,889	19.09-42.96	34.71

Under the terms of the Liquidity Agreement, a maximum of 3,890,542 Alcan common shares can be issued.

    As part of the cost of the acquisition of Pechiney (see note 6 - Acquisition of Pechiney) an amount of $80 was recognized for the fair value of the Pechiney share options and credited to contributed surplus. The Black-Scholes valuation model was used to determine the fair value of Pechiney options. The weighted average assumptions used were a dividend yield of 2.19%, an expected volatility of 52.5%, a market risk-free interest rate of 3.99% and an expected life of 7 years.

Pro Forma Expense
For pro forma income purposes, the fair value of options granted is being amortized over their respective vesting period.

     Pro forma net income and net income per common share – basic and diluted, as if the fair value method had been applied to all stock option awards, are presented below.

	2003	2002	2001
Net income as reported	167	374	2
Compensation expense if the fair value method was used	(13)	(11)	(24)
Pro forma net income (loss)	154	363	(22)
Net income (Loss) per common share – basic – as reported	0.50	1.15	(0.02)
Pro forma net income (loss) per common share – basic	0.46	1.12	(0.10)
Net income (Loss) per common share – diluted – as reported	0.50	1.14	(0.02)
Pro forma net income (loss) per common share – diluted	0.46	1.11	(0.10)

    Compensation To Be Settled in Cash
    Stock Price Appreciation Unit Plan
A small number of employees are entitled to receive Stock Price Appreciation Units ("SPAU") whereby they are entitled to receive cash in an amount equal to the excess of the market value of a common share on the date of exercise of a SPAU over the market value of a common share as of the date of grant of such SPAUs. In 2003, 254,200 units (2002: 275,600 units; 2001: 311,060 units) were granted. At December 31, 2003, 720,309 units (2002: 580,305 units; 2001: 311,060 units) were outstanding, of which 260,685 units (2002: 214,635 units; 2001: nil units) were vested. The vesting period is linked to Alcan’s share price performance, but does not exceed nine years.

    Executive Deferred Share Unit Plan
     Under the Executive Deferred Share Unit Plan, executive officers based in Canada may elect, prior to the beginning of any particular year, to receive Executive Deferred Share Units (EDSUs) with a value between 10% and 100% of their Executive Performance Award in respect of that year, instead of a cash payment. The number of EDSUs is determined by dividing the amount so elected by the average price of a common share on the Toronto and New York stock exchanges at the end of the preceding year. Additional EDSUs are credited to each holder thereof corresponding to dividends declared on common shares. The EDSUs are redeemable only upon termination of employment (retirement, resignation or death). The amount to be paid by the Company upon redemption is calculated by multiplying the accumulated balance of EDSUs by the average price of a common share on the said exchanges at the time of redemption. Under the terms of this plan, discretionary EDSUs may be granted as determined by the Board. In 2003, 25,038 units (2002: 9,771 units; 2001: 36,214 units) were granted and 24,935 units (2002: 939 units; 2001: 12,467 units) were redeemed. At December 31, 2003, 224,972 units (2002: 224,869 units; 2001: 216,037 units) were outstanding.

    Total Shareholder Return Performance Plan
     A number of employees are entitled to receive cash awards under the Total Shareholder Return Performance Plan, a cash incentive plan which provides performance awards to eligible employees based on the relative performance of the Company’s common share price and cumulative dividend yield performance compared to other corporations included in the Standard & Poor’s Industrial Composite Index measured over three-year periods commencing on October 1, 2003 and 2002. If the performance results for the Company’s common shares is below the 30th percentile compared to all companies in the Standard & Poor’s Industrials Composite Index, the employee will not receive an award. At or above the 75th percentile rank, the employee will earn the maximum award, which is equal to 300% of the target set for the period. The actual amount of the award (if any) will be prorated between the percentile rankings. In 2003, a total target cash award of $15 (2002: $12) was granted to specific key employees.

     As described above, under the Executive Deferred Share Unit Plan, executive officers based in Canada may elect, at least 12 months prior to the period, to receive EDSUs with a value between 10% and 100% of their award earned under the Total Shareholder Return Performance Plan for that period instead of a cash payment.

    Non-Executive Directors Deferred Share Unit Plan
     Under the Non-Executive Directors Deferred Share Unit Plan, non-executive directors receive 50% of compensation payable in the form of Directors’ Deferred Share Units (DDSUs) and 50% in the form of either cash or additional DDSUs at the election of each non-executive director. The number of DDSUs is determined by dividing the quarterly amount so elected by the average price of a common share on the Toronto and New York stock exchanges on the last five trading days of each quarter. Additional DDSUs are credited to each holder thereof corresponding to dividends declared on common shares. The DDSUs are redeemable only upon termination (retirement, resignation or death). The amount to be paid by the Company upon redemption is calculated by multiplying the accumulated balance of DDSUs by the average price of a common share on the said exchanges at the time of redemption. In 2003, 28,011 units (2002: 25,913 units; 2001: 15,859 units) were granted and 16,742 units (2002: 8,876 units; 2001: 5,905 units) were redeemed. At December 31, 2003, 59,481 units (2002: 48,212 units; 2001: 31,175 units) were outstanding.

    Restricted Stock Units
     In 2003, a small number of employees were granted Restricted Stock Units (RSUs). Additional RSUs are credited to each holder thereof corresponding to dividends declared on common shares and they will be fully vested on December 15, 2006. Each RSU carries the right to an amount equal to the average of the closing prices of a common share on the Toronto and New York stock exchanges on the five consecutive trading days ending December 15, 2006. A total of 45,500 units were granted under this plan in 2003.

    Deferred Share Agreements
     Deferred share agreements were also entered into with a small number of employees whereby the Company will grant to the executive a certain number of common shares after having completed three years of service. Under these agreements, no deferred shares were granted in 2003 (2002: 33,500; 2001: 15,000).

    Compensation Cost
     The compensation cost for stock-based employee compensation awards, that are to be settled in cash, is based on the change in the common share price during the year and is recognized in income over the vesting period of each award. Total compensation cost for such awards was $26 in 2003 (2002: $2; 2001: $4).

    Note 23. Retained Earnings
Consolidated retained earnings at December 31, 2003, include $2,586 (2002: $3,146; 2001: $3,243) of undistributed earnings of subsidiaries and joint ventures, some part of which may be subject to certain taxes and other restrictions on distribution to the parent company. No provision is made for such taxes as these earnings are considered to be permanently reinvested in the businesses.

    Note 24. Commitments and Contingencies
In 1997, as part of the claim settlement arrangements related to the British Columbia Government's cancellation of the Kemano Completion Project, the Company obtained the right to transfer a portion of a power supply contract with BC Hydro to a third party. The Company sold the right to supply this portion to Enron Power Marketing Inc. (EPMI), a subsidiary of Enron Corporation (Enron) for cash consideration. In order to obtain the consent of BC Hydro to this sale, the Company was required to retain a residual obligation for EPMI's performance under the power supply contract in the event that EPMI became unable to perform, to a maximum aggregate amount of $100, with mitigation and subrogation rights. BC Hydro assigned its rights to receive the power to BC Hydro's affiliate, Powerex Corporation (Powerex). On December 2, 2001, EPMI and Enron filed for protection under Chapter 11 of the U.S. Bankruptcy Code. Powerex alleged that the power supply contract with EPMI was terminated and that Powerex was owed a termination payment of more than $100. On March 22, 2002, Alcan received a demand for payment in the amount of $100 from Powerex. On January 17, 2003, an arbitrator’s decision confirmed Powerex's claim for $100. In early 2003, Alcan commenced legal proceedings in the U.S. Federal Court (Oregon) seeking judicial review of the arbitration award. Powerex also commenced a proceeding in the British Columbia Supreme Court to recognize and enforce the arbitration award. On July 10, 2003, the B.C. Supreme Court stayed the British Columbia proceedings until the U.S. Federal Court had decided the various matters before it. On September 18, 2003, a Magistrate Judge of the U.S. Federal Court issued his recommendations. The Magistrate Judge recommended that the Company's motion for judicial review of the arbitration award be denied. On September 29, 2003, the Company filed an objection with the U.S. Federal Court objecting to the recommendations of the Magistrate Judge and Powerex shortly thereafter filed a reply to the objection. The Magistrate Judge's recommendations, the objection and the reply to the objection have been submitted to an Article 3 judge of the U.S. Federal Court who will make the final decision. A provision of $100 pre-tax was recorded in the fourth quarter of 2002.

     On January 21, 2004, Kaiser Aluminum Corporation and affiliated entities filed a motion before the U.S. Bankruptcy Court for the District of Delaware seeking to reject the five-year alumina supply agreement between Kaiser Aluminum International, Inc. (KAII) and Pechiney Trading Company (PTC). The agreement provides for the supply of 300,000 tonnes of alumina a year to PTC, from January 2002 to the end of 2006. KAII assumed the agreement after it had entered into U.S. Chapter 11 debtor protection status. The Court specifically authorized the assumption of the agreement under applicable provisions of the U.S. Bankruptcy Code at the request of the Kaiser debtors. PTC believes that the agreement is valid and enforceable and has filed objections to the motion as well as several motions of its own against the Kaiser entities. Neither the likelihood of, nor the amount of, any financial impact can currently be determined.

The approval of the Pechiney acquisition by the European Commission was obtained on September 29, 2003. The approval is subject to the following conditions:

1)        Alcan must divest its anode baking furnace designs.

2)      The Company must continue to grant licenses to third parties for the alumina refining technologies of either Alcan or Pechiney, and Pechiney’s smelter cell technologies on terms and conditions equivalent to those in existence prior to the Pechiney acquisition.

3)        The Company must divest either of the following groups of assets:

(a)

Alcan’s 50% interest in AluNorf, held through a joint venture with Norsk Hydro ASA, and its Göttingen and Nachterstedt rolling mills. In addition, the Company must transfer the research and development capacities related to these assets to the purchaser. The Latchford recycling facility may also, at the purchaser’s option, be included in the divestiture;

(b)

Pechiney’s interest in the rolling mill at Neuf-Brisach, the Rugles foil mill and, at the purchaser’s option, the Annecy rolling mill. In addition, the Company must transfer the research and development capacities related to these assets to the purchaser. The Latchford recycling facility may also, at the purchaser’s option, be included in the divestiture.

           As of December 31, 2003, the Company had not determined which of these groups of assets to divest.

4)        The Company must also divest either of the following operations:

(a)	Alcan’s European activities in relation to aerosol cans and aluminum cartridges;
(b)	Pechiney’s European activities in relation to aerosol cans and aluminum cartridges.

            As of December 31, 2003, the Company had not determined which of these groups of assets to divest.

The divestitures must be completed within a limited period.

In order to obtain the approval of the Pechiney acquisition by the DOJ, the Company entered into a consent decree, on September 29, 2003, with the DOJ pursuant to which the Company has undertaken to divest Pechiney’s rolling mill located in Ravenswood, West Virginia, as described in note 4 – Discontinued Operations and Assets Held for Sale. This divestiture must be completed by March 31, 2004, subject to two 30-day extensions granted at the discretion of the DOJ.

     The Company has guaranteed the repayment of approximately $187 of indebtedness by third parties. Alcan believes that none of these guarantees is likely to be invoked. These guarantees relate primarily to customer contracts, employee housing loans and potential environmental remediation at former Alcan sites. Commitments with third parties and certain related companies for supplies of goods and services are estimated at $607 in 2004, $259 in 2005, $226 in 2006, $237 in 2007, $177 in 2008 and $1,769 thereafter. Total payments to these entities were $171 in 2003, $50 in 2002 and $36 in 2001, excluding capital expenditures and $218 in 2001, in relation to the Alma, Quebec, smelter.

     Minimum rental obligations are estimated at $100 in 2004, $81 in 2005, $69 in 2006, $62 in 2007, $38 in 2008 and $155 thereafter. Total rental expenses amounted to $91 in 2003, $82 in 2002 and $72 in 2001.

     Alcan, in the course of its operations, is subject to environmental and other claims, lawsuits and contingencies. The Company has environmental contingencies relating to approximately 111 existing and former Alcan sites and third-party sites. Accruals have been made in specific instances where it is probable that liabilities will be incurred and where such liabilities can be reasonably estimated. Environmental provisions were recorded in 2002 and 2001 for treatment costs relating to spent potlining in Canada and for remediation costs relating to red mud disposal at other sites in Canada and the U.K.

     Although there is a possibility that liabilities may arise in other instances for which no accruals have been made, the Company does not believe that it is reasonably possible that losses in excess of accrued amounts are sufficient to significantly impair its operations, have a material adverse effect on its financial position or liquidity, or materially and adversely affect its results of operations for any particular reporting period, absent unusual circumstances, will occur.

     In addition, see reference to income taxes in note 10, debt repayments in note 19, and financial instruments and commodity contracts in note 26.

Note 25. Currency Gains and Losses
The following are the amounts recognized in the financial statements:
	2003	2002	2001
Currency gains (losses) recorded in income
Gains (Losses) realized and unrealized on currency derivatives	(37)	(146)	15
Realized deferred translation adjustments*	9	11	(2)
Gains (Losses) on translation of monetary assets and liabilities	(46)	106	(23)
	(74)	(29)	(10)
Deferred translation adjustments – beginning of year	259	(151)	(20)
Effect of exchange rate changes	425	460	(129)
Losses (Gains) realized*	(9)	(11)	2
Losses on forward exchange contracts or translation of debt
designated as an equity hedge of foreign subsidiaries	(57)	(39)	(4)
Gains on translation of a convertible loan to a
subsidiary forming part of the net investment	17	-	-
Deferred translation adjustments - end of year	635	259	(151)

* The gain realized in 2003 includes a gain of $14 on the sale of the remaining portion of the Company’s investment in NLM and a gain of $11 on the sale of Fibrenyle in the U.K. that is included in Loss from discontinued operations. These gains are offset in part by a loss on the sale of Alcan Nikkei Siam Limited of $11, and a loss of $5 on the sale of the Company’s extrusions operations in Milan, Italy, that is included in Loss from discontinued operations.

The gain realized in 2002 related to a gain on the partial sale of the Company’s investment in NLM which was offset in part by a loss on the sale of Alcan Nikkei Thai Limited.

In 2001, $6 of exchange losses related to hedging of Canadian dollar construction costs of the new smelter at Alma, Quebec. In 2002 and 2001, these costs were included in Property, plant and equipment – cost. See note 10 – Income Taxes for amounts of exchange gains and losses included in income taxes.

    Note 26. Financial Instruments and Commodity Contracts
In conducting its business, the Company uses various derivative and non-derivative instruments, including forward contracts, swaps and options, to manage the risks arising from fluctuations in exchange rates, interest rates, aluminum prices and other commodity prices. Generally, such instruments are used for risk management purposes only.

    Derivatives – Currency
The Company enters into forward currency contracts and options that are designated as hedges of certain identifiable foreign currency revenue and operating cost exposures. Foreign currency forward contracts and swaps are also used to hedge certain foreign currency denominated debt and intercompany foreign currency denominated loans.

Outstanding at December 31		2003		2002		2001
Financial Instrument	Hedge	Notional Amount	Fair Value	Notional Amount	Fair Value	Notional Amount	Fair Value
Forward exchange contracts	Future firm net operating cash flows(1) (10)	1,212	33	876	(16)	933	(16)

Forward exchange contracts	To swap intercompany foreign currency denominated loans to US$(3)	1,178	(37)	797	(34)	415	(7)

Forward exchange contracts	To swap intercompany foreign currency denominated loans to €(10)	684	31	-	-	-	-

Forward exchange contracts	To hedge € equity (9)	1,256	(44)	-	-	-	-

Forward exchange contracts	Future commitments (7)	-	-	-	-	20	-

Currency options	Future firm operating cost commitments(1)	70	16	163	6	220	(1)

Currency options	Future US$ sales against € (10)	325	51	-	-	-	-

Currency options	Future US$ sales against £(10)	9	-	-	-	-	-

Cross currency interest swap	To swap CAN$ commercial paper borrowings to US$(2)	1,349	13	391	-	599	(9)

Cross currency interest swap	To swap 5.375% CHF178 million bonds to US$(4)	-	-	105	24	105	-

Cross currency interest swap and forward exchange contracts	To swap US$ third party borrowings to KRW(5)	233	2	271	(5)	--

Cross currency interest swap	To swap € 400 million medium term notes to CHF608 million (6)	-	-	-	-	360	(8)

Cross currency interest swap	To swap € 21 million medium term notes to £14 million(6)	25	1	23	(1)	20	(2)

Cross currency interest swap	To swap US$ commercial paper borrowings to CHF (8)	-	-	-	-	307	3

Cross currency interest swap	To swap € debt to SEK(10)	19	-	-	-	-	-

(1)

Included in Deferred charges and other assets and Other receivables is an amount of nil (2002: $1; 2001: nil) consisting of net losses on terminated forward exchange contracts and options, as well as the net cost of outstanding options, used to hedge future costs. These deferred charges will be included in the cost of the underlying transactions being hedged upon their recognition. Included in Payables and accrued liabilities is an amount of $1 (2002: $1) that offsets the revaluation of the underlying items being hedged.

(2)

An amount of $16 (2002: nil; 2001: liability of $12) related to the swap of the principal has been recorded in Deferred charges and other assets. The CAN$1,747 million swap, outstanding at December 31, 2003, matures at various dates in 2004. The CAN$616 million swap, outstanding at December 31, 2002, matured in 2003. The CAN$940 million swap, outstanding at December 31, 2001, matured in 2002.

(3)	A net liability of $34 (2002: $34) which is recorded in the balance sheet, offsets the revaluation of the underlying intercompany foreign currency denominated loans being hedged.
(4)

The 5.375% Swiss franc bonds of principal amount of CHF178 million were swapped for $105 at an effective interest rate of 8.98%. In 2002, an asset of $24 (2001: nil) related to the swap of the principal was recorded in Other receivables. The swap matured in 2003.

(5)	A liability of $2 (2002: $4), which is recorded in Other receivables (2002: Payables and accrued liabilities), offsets the revaluation of the underlying third-party borrowings being hedged.
(6)	Part of the EMTN Program, whereby an amount of nil (2002: nil; 2001: liability of $8) has been recorded in the balance sheet.
(7)	Mainly Canadian dollar, principally for the construction of the smelter at Alma, Quebec.
(8)	In 2001, an asset of $8 was recorded in the balance sheet. Because the swap was hedging an intercompany CHF loan, it had no impact on net income. The CHF505 million swap, outstanding at December 31, 2001, matured in May 2002.

(9)	A liability of $58 has been recorded in Deferred credits and other liabilities and an exchange loss of $58 recorded in Deferred translation adjustments.
(10)	Upon acquisition of Pechiney, the fair value of $129 for Pechiney’s currency derivatives was recorded in Other receivables.

    Derivatives – Interest Rate
The Company sometimes enters into interest rate swaps to manage funding costs as well as the volatility of interest rates.

	2003		2002		2001
	Notional	Fair	Notional	Fair	Notional	Fair
Outstanding at December 31, 2003	Amount	Value	Amount	Value	Amount	Value
Financial Instrument

Rate swap - Fixed to floating
- in € Fixed to EURIBOR	534	8	9		- -	-
- in US$ Fixed to LIBOR	126	-	-		- -	-
Rate swap - Floating to fixed
- in KRW Floating to KRW Fixed	25	-	3		59	(1)
Rate swap - floating to Floating capped
- in €Floating to €Fixed	230	6

Upon acquisition of Pechiney, the fair value $14 for Pechiney’s interest rate derivatives was recorded in Deferred charges and other assets.

    Derivatives and Commodity Contracts – Aluminum
Depending on supply and market conditions, as well as for logistical reasons, the Company may sell primary metal to third parties and may purchase primary and secondary aluminum on the open market to meet its fabricated products requirements. In addition, the Company may hedge certain commitments arising from pricing arrangements with some of its customers and the effects of price fluctuations on inventories.

     Through the use of forward purchase and sales contracts and options, the Company seeks to limit the negative impact of low metal prices.

Outstanding at December 31	2003	2002	2001
Financial Instrument
Forward contracts (principally forward sales contracts in 2003 and principally forward purchase contracts in 2002 and 2001)
Tonnes covered	1,423,561	556,051	650,400
Maturing principally in years	2004 to 2005	2003 to 2004	2002 to 2004

Call options purchased
Number of tonnes	14,575	88,050	379,925
Maturing principally in years	2004	2003	2002 to 2003

Call options sold
Number of tonnes	155,400	-	-
Maturing principally in years	2004	-	-

Put options purchased
Number of tonnes	150,000	-	42,000
Maturing principally in years	2004	-	2002

Fair value	(37)	15	(25)

Included in Other receivables or Deferred charges and other assets is nil in 2003 (2002: $4; 2001: $12) representing the net cost of outstanding options. Also included in 2003 in Other receivables is an amount of $2 (2002: $5) and included in Payables and accrued liabilities is an amount of $7 (2002: nil) consisting of net gains (2002: net losses) on terminated forward metal contracts used to hedge future costs. These deferred amounts will be included in the cost of the items being hedged at the same time as the underlying transactions being hedged are recognized.

Upon acquisition of Pechiney, the fair value of $(19) for Pechiney’s aluminum derivatives was recorded in Payables and accrued liabilities.

    Derivatives and Commodity Contracts – Other Metals
The Company has entered into derivatives to hedge the effects of price fluctuations on sales, purchases, and inventories.

Outstanding at December 31	2003	2002	2001
Financial Instrument
Forward contracts (principally forward sales contracts)
Tonnes covered	1,442,969	-	-
Maturing principally in years	2004	-	-
Fair value	(53)	-	-

Upon acquisition of Pechiney, the fair value of $(53) for Pechiney’s other metal derivatives was recorded in Payables and accrued liabilities.

    Derivatives – Oil
As a hedge of future oil purchases, the Company had outstanding as at December 31:

	2003	2002	2001
Financial Instrument
Futures, swaps and options
Number of barrels (in millions)	10.4	14.0	17.1
Maturing at various times in the years	2004 to 2006	2003 to 2006	2002 to 2006
Fair value	2	9	(12)

In 2002, a net liability of $4 (2001: $10) relating to the oil derivatives is recorded in the balance sheet.

Derivatives – Natural Gas
As a hedge of future natural gas purchases, the Company had outstanding as at December 31:
	2003	2002	2001
Financial Instrument
Swaps
Number of decatherms (in millions)	2.0	1.5	-
Options
Number of decatherms (in millions)	2.3	0.4	-
Fixed price contracts
Number of decatherms (in millions)	-	0.8	5.3
Maturing in various times throughout	2004	2003	2002
Fair value	1	2	(4)

      Counterparty Risk
 As exchange rates, interest rates, metal, oil and natural gas prices fluctuate, the above contracts will generate gains and losses that will be offset by changes in the value of the underlying items being hedged. The Company may be exposed to losses in the future if the counter parties to the above contracts fail to perform. However, the Company is satisfied that the risk of such non-performance is remote, due to its monitoring of credit exposures.

    Financial Instruments – Fair Value
On December 31, 2003, the fair value of the Company’s long-term debt totaling $7,960 (2002: $3,481; 2001: $3,536) was $8,135 (2002: $3,699; 2001: $3,579), based on market prices for the Company’s fixed rate securities and the book value of variable rate debt.

     At December 31, 2003, the quoted market value of the Company’s marketable portfolio investments having a book value of $45 (2002: $28; 2001: $31) was $51 (2002: $34; 2001: $39).

     At December 31, 2003, the fair value of the Company’s preference shares having a book value of $160 (2002 and 2001: $160) was $173 (2002: $131; 2001: $128).

    The fair values of all other financial assets and liabilities are approximately equal to their carrying values.

    Note 27. Supplementary Information

	2003	2002	2001
Income statement

Interest on long-term debt	191	158	218
Capitalized interest	(6)	(1)	(30)
Balance sheet
Payables and accrued liabilities include the following:
Trade payables	3,293	937	884
Other accrued liabilities	1,195	908	955
Income and other taxes	360	158	200
Accrued employment costs	339	280	242

At December 31, 2003, the weighted average interest rate on short-term borrowings for continuing operations was 2.7% (2002: 4.1%; 2001: 5.0%).

Statement of cash flows
Interest paid
- continuing operations	226	204	263
- discontinued operations	1	1	2
Income taxes paid
- continuing operations	239	183	216
- discontinued operations	2	4	(3)

    Note 28. Post-retirement Benefits
     Alcan, its subsidiaries and joint ventures have established pension plans in the principal countries where they operate. Most of the pension obligation relates to funded defined benefit pension plans in Canada, Switzerland, the United Kingdom and the United States, unfunded pension benefits in France and Germany, and lump sum indemnities payable to employees of French companies upon retirement. Pension benefits are generally based on the employee’s service and highest average eligible compensation before retirement, and are periodically adjusted for cost of living increases, either by Company practice, collective agreement or statutory requirement.

     Most funded pension plans are administered by a Board of Trustees composed of plan members designated by the Company and employees. Each Board adopts its own investment policy that generally favors diversification and active management of plan assets through selection of specialized managers. Investments are generally limited to publicly traded stocks and high-rated debt securities, excluding securities in Alcan, and include only small amounts in other categories, except for the Swiss plan, whose target allocation is evenly distributed between equity, bonds, and real estate. Depending on the age distribution of the membership, target allocation varies as indicated below. The allocation at December 31, 2003, includes all major plans.

Category of asset	Target allocation	Allocation in aggregate at December 31

		2003	2002	2001

Equity	40% to 65%	52%	50%	53%
Debt securities	30% to 55%	37%	40%	38%
Real Estate		6%	7%	6%

    Alcan’s pension funding policy is to contribute the amount required to provide for contractual benefits attributed to service to date, and to amortize unfunded actuarial liabilities for the most part over periods of 15 years or less. The Company expects to contribute $172 in aggregate to its funded pension plans in 2004, and to pay $68 of unfunded pension benefits and lump sum indemnities from operating cash flows.

     The Company and some of its subsidiaries provide health care and life insurance benefits to retired employees in Canada and the United States, mostly unfunded. The Company expects to pay benefits of $69 in 2004 from operating cash flows and to contribute $1 to its funded plans.

	Pension Benefits			Other Benefits
	2003	2002	2001	2003	2002	2001
Change in benefit obligation
Benefit obligation at January 1	7,198	6,514	6,317	241	217	201
Service cost	141	126	120	6	5	5
Interest cost	448	405	376	17	15	15
Members’ contributions	39	27	26	-	-	-
Benefits paid	(394)	(388)	(346)	(16)	(14)	(12)
Amendments	4	111	153	-	1	-
Acquisition of Pechiney	1,156	-	-	661	-	-
Other acquisitions	198	-	-	2	-	-
Curtailments/divestitures	1	(6)	(71)	-	(2)	-
Actuarial (gains) losses	822	(38)	23	39	19	8
Currency (gains) losses	437	447	(84)	1	-	-
Benefit obligation measured at December 31	10,050	7,198	6,514	951	241	217

Change in market value of plan assets (Assets)
Assets at January 1	5,777	6,047	7,014	3	4	5
Actual return on assets	1,300	(349)	(537)	-	-	-
Members’ contributions	39	27	26	-	-	-
Benefits paid from funded plans	(361)	(350)	(325)	(1)	(1)	(2)
Company contributions	127	90	59	-	-	1
Acquisition of Pechiney	267	-	-	-	-	-
Other acquisitions	111	-	-	-	-	-
Curtailments/divestitures	-	(4)	(117)	-	-	-
Currency gains (losses)	324	316	(73)	-	-	-
Assets at December 31	7,584	5,777	6,047	2	3	4

Assets less than
benefit obligation	(2,466)	(1,421)	(467)	(949)	(238)	(213)
Unamortized
– actuarial (gains) losses	612	656	(193)	32	(9)	(24)
– prior service cost	624	687	653	1	1	1
Net liability in balance sheet	(1,230)	(78)	(7)	(916)	(246)	(236)

The net liability in the consolidated balance sheet includes $889 of pension benefit obligation of Pechiney in excess of market value of assets at December 31, 2003, principally from unfunded retirement plans in Europe, and $661 of benefit obligation in respect of other post-retirement benefits.

    For certain plans, the projected benefit obligation (PBO) exceeds the market value of the assets. For these plans, including unfunded pensions and lump sum indemnities, the PBO is $7,147 (2002: $6,468; 2001: $4,083), the accumulated benefit obligation (ABO) is $6,696 (2002: $5,885; 2001: $3,769), while the market value of the assets is $4,591 (2002: $5,023; 2001: $3,272).

The total ABO is $9,341 (2002: $6,512; 2001: $5,938). For certain plans, the ABO exceeds the market value of the assets. For these plans, including unfunded pensions and lump sum indemnities, the PBO is $5,932 (2002: $3,862; 2001: $2,495), the ABO is $5,669 (2002: $3,576; 2001: $2,414) while the market value of the assets is $3,539 (2002: $2,608; 2001: $1,882).

	Pension Benefits			Other Benefits
	2003	2002	2001	2003	2002	2001
Components of net periodic benefit cost
Service cost	141	126	120	6	5	5
Interest cost	448	405	376	17	15	15
Expected return on assets	(437)	(437)	(480)	-	-	(1)
Amortization
– actuarial (gains) losses	82	9	(47)	-	(2)	(1)
– prior service cost	69	69	89	-	-	-
Curtailment/settlement (gains) losses	8	9	40	-	(2)	-
Net periodic benefit cost	311	181	98	23	16	18

	Pension Benefits			Other Benefits
	2003	2002	2001	2003	2002	2001

Weighted average assumptions used
to determine benefit obligation at December 31
Discount rate	5.6%	5.8%	6.1%	6.2%	6.5%	6.9%
Average compensation growth	3.3%	3.3%	3.6%	3.7%	3.9%	4.4%
Weighted average assumptions used
to determine net periodic benefit cost
Discount rate	5.8%	6.1%	6.3%	6.5%	6.9%	7.3%
Average compensation growth	3.3%	3.6%	3.7%	3.9%	4.4%	4.5%
Expected return on assets	7.1%	7.1%	7.3%	8.5%	8.5%	8.5%

In estimating the expected return on assets of a pension plan, consideration is given primarily to its target allocation, the current yield on long-term bonds in the country where the plan is established, and the historical risk premium in each relevant country of equity or real estate over long-term bond yields. The approach is consistent with the principle that assets with higher risk provide a greater return over the long-term.

    The assumed health care cost trend used for measurement purposes is 9.8% for 2004, decreasing gradually to 4.3% in 2010 and remaining at that level thereafter. A one percentage point change in assumed health care cost trend rates would have the following effects:

	Other Benefits
	1% Increase	1% Decrease
Sensitivity Analysis
Effect on service and interest costs	2	(1)
Effect on benefit obligation	72	(66)

The Company also sponsors savings plans in Canada and the United States as well as defined contribution pension plans in various countries. The cost of the Company contribution was $21 in 2003 (2002: $20; 2001: $21).

    Note 29. Information by Geographic Areas

	Location	2003	2002	2001
Sales and operating revenues – third parties (by destination)
	Canada	806	707	584
	United States	4,452	4,574	4,597
	Brazil	417	395	470
	France	558	416	438
	United Kingdom	1,030	933	964
	Germany	1,622	1,402	1,365
	Switzerland	208	191	184
	Other Europe	2,305	1,809	1,807
	Australia	104	103	39
	Asia and Other Pacific	1,757	1,492	1,544
	All other	381	274	393
	Total	13,640	12,296	12,385

Sales and operating revenues	Canada	2,577	2,354	2,127
– intercompany (by origin)	United States	581	602	541
	Brazil	86	54	64
	France	18	15	16
	United Kingdom	445	385	408
	Germany	513	319	242
	Switzerland	772	765	670
	Other Europe	661	599	581
	Australia	350	299	288
	Asia and Other Pacific	19	13	5
	All other	118	97	190
	Sub-total	6,140	5,502	5,132
	Consolidation eliminations	(6,140)	(5,502)	(5,132)
	Total	-	-	-
Sales to subsidiary companies are made at fair market prices recognizing volume, continuity of supply and other factors.

	Location	2003	2002	2001
Sales and operating revenues	Canada	1,363	999	1,045
– third parties (by origin)	United States	4,252	4,389	4,355
	Brazil	450	420	424
	France	411	262	255
	United Kingdom	793	829	828
	Germany	2,409	2,028	2,022
	Switzerland	1,381	1,356	1,421
	Other Europe	1,061	760	704
	Australia	184	183	208
	Asia and Other Pacific	1,233	972	1,014
	All other	103	98	109
	Total	13,640	12,296	12,385

    Note 29. Information by Geographic Areas (cont’d)

	Location	2003	2002	2001

Income (Loss) from	Canada	(66)	94	(57)
continuing operations (*)	United States	97	74	137
	Brazil	11	38	29
	France	(1)	12	9
	United Kingdom	8	10	(138)
	Germany	(13)	36	19
	Switzerland	2	8	(14)
	Other Europe	71	17	(12)
	Australia	129	68	87
	Asia and Other Pacific	21	3	(30)
	All other	30	24	(38)
	Consolidation eliminations	1	5	12
	Total	290	389	4

(*) Other Specified Items included in Income (Loss) from continuing operations is comprised of restructuring charges, asset impairments, gain (loss) from non-routine sales of assets, businesses and investment, tax adjustments, legal and environmental provisions and other. In 2003, Other Specified Items also included Pechiney financing-related gains.

     In 2003, Income (Loss) from continuing operations included after-tax charges (income) relating to Other Specified Items of $(61) for Canada, $31 for the United States, $16 for Brazil, $7 for France, $(3) for the United Kingdom, $45 for Germany, $16 for Switzerland, $(4) for Other Europe, $(74) for Australia and $(13) for Asia and Other Pacific.

     In 2002, Income (Loss) from continuing operations included after-tax charges (income) relating to Other Specified Items of $85 for Canada, $20 for the United States, $(2) for Brazil, $3 for France, $12 for the United Kingdom, $(5) for Germany, $2 for Switzerland, $13 for Other Europe, $(16) for Asia and Other Pacific and $(5) for All other.

     In 2001, Income (Loss) from continuing operations included after-tax charges (income) relating to Other Specified Items of $200 for Canada, $23 for the United States, $2 for Brazil, $6 for France, $161 for the United Kingdom, $(3) for Germany, $11 for Switzerland, $36 for Other Europe, $1 for Australia, $4 for Asia and Other Pacific and $90 for All other.

     In 2002, Income (Loss) from continuing operations included income (charges) for transfer pricing adjustments of $69 for Canada, $(70) for the United States and $5 for the United Kingdom. (See note 10 - Income Taxes).

	Location	2003	2002	2001
Property, plant and equipment,	Canada	4,386	4,317	4,114
Intangible assets and Goodwill at	United States	3,148	1,500	1,689
December 31 (*)(**)	Brazil	757	743	731
	France	3,642	224	257
	United Kingdom	1,001	807	755
	Germany	1,474	1,108	1,166
	Switzerland	660	630	704
	Other Europe	2,529	1,476	1,422
	Australia	2,038	1,215	1,199
	Asia and Other Pacific	813	627	607
	All other	472	65	81
	Total	20,920	12,712	12,725
Cash paid for capital expenditures	Canada	286	477	399
and business acquisitions (**)	United States	925	96	196
	Brazil	74	78	61
	France	1,610	14	17
	United Kingdom	134	70	87
	Germany	200	85	73
	Switzerland	30	43	44
	Other Europe	653	87	95
	Australia	424	58	416
	Asia and Other Pacific	180	33	79
	All other	189	13	27
	Total	4,705	1,054	1,494
Average number of employees
excluding Pechiney	Canada	11	12	12
(in thousands – unaudited)	United States	8	9	9
	Brazil	3	3	3
	France	2	2	2
	United Kingdom	4	4	5
	Germany	8	8	8
	Switzerland	3	3	4
	Other Europe	5	4	4
	Australia	1	1	1
	Asia and Other Pacific	2	2	2
	All other	2	1	2
	Total	49	49	52

(*)     In 2003, Property, plant and equipment, Intangible assets, and Goodwill include goodwill impairment charges of $6 in France, $5 in Germany, $5 in Switzerland and $12 in Other Europe.

          In 2002, Property, plant and equipment, Intangible assets and Goodwill – net included goodwill impairment charges of $9 for Canada, $130 for the United States, $33 for the United Kingdom, $208 for Germany, $171 for Switzerland and $189 for Other Europe.

        In 2001, Property, plant and equipment, Intangible assets and Goodwill – net included asset write-offs of $31 for Canada, $33 for the United States, $1 for Brazil, $127 for the United Kingdom, $8 for Germany, $4 for Switzerland, $7 for Other Europe and $11 for Asia and Other Pacific.

(**)   The allocation of the purchase price for Pechiney by geographic area is tentative. The final valuation will be completed in 2004 and accordingly, the fair values could be modified for property, plant and equipment, intangible assets and goodwill.

    Note 30. Information by Operating Segments
The following presents selected information by operating segment, viewed on a stand-alone basis. The operating management structure is comprised of six operating segments plus Pechiney. The six operating segments are Bauxite and Alumina; Primary Metal; Rolled Products Americas and Asia; Rolled Products Europe; Engineered Products; and Packaging. The Company's measure of the profitability of its operating segments is referred to as business group profit (BGP). BGP comprises earnings before interest, income taxes, minority interests, depreciation and amortization and excludes certain items, such as corporate costs, restructuring, impairment and other special charges, and pension actuarial gains, losses and other adjustments, that are not under the control of the business groups or are not considered in the measurement of their profitability. These items are generally managed by the Company's corporate head office, which focuses on strategy development and oversees governance, policy, legal, compliance, human resources and finance matters. Transactions between operating segments are conducted on an arm’s-length basis and reflect market prices. Thus, earnings from the Primary Metal group represent mainly profit on metal produced by the Company, whether sold to third parties or used in the Company’s Rolled Products, Engineered Products or Packaging groups. Earnings from the Rolled Products, Engineered Products and Packaging groups represent only the fabricating profit on their respective products. The accounting principles used to prepare the information by operating segment are the same as those used to prepare the consolidated financial statements of the Company. The operating segments are described below.

    Bauxite and Alumina
Headquartered in Montreal, Canada, this group comprises Alcan’s worldwide activities related to bauxite mining, alumina refining and the production of specialty alumina's, owning and/or operating seven bauxite mines and deposits in five countries, five smelter-grade alumina plants in three countries and three specialty alumina plants in two countries.

    Primary Metal
Also headquartered in Montreal, this group comprises smelting operations, power generation and production of primary value-added ingot in the form of sheet ingot, extrusion billet, rod and foundry ingot, as well as engineering services and trading operations for alumina and aluminum, operating or having interests in 16 smelters in seven countries. Alcan has committed to locate in France the operational headquarters of its European primary aluminum business.

    Rolled Products Americas and Asia
Headquartered in Cleveland, U.S.A., this group encompasses aluminum sheet and light gauge products, operating 15 plants in five countries.

    Rolled Products Europe
Headquartered in Zurich, Switzerland, this group comprises aluminum sheet, including automotive, can and lithographic sheet, plate and foil stock, operating 11 plants in four countries.

    Engineered Products
Headquartered in Neuhausen, Switzerland, this group produces fabricated aluminum products, including wire and cable, components for the mass transportation, automotive, building, display, electromechanical and other industrial markets, as well as sales and service centres throughout Europe, operating 66 plants in 20 countries. Alcan has committed to establish in France the global operational headquarters of its engineered products group.

    Packaging
Headquartered in Zurich, this group consists of the Company's worldwide food flexible, foil, tobacco, pharmaceutical and personal care packaging businesses, operating 90 plants in 18 countries. Six of these plants have been excluded from the operating segment information as they have been reclassified to discontinued operations and assets held for sale. Alcan has committed to locate in Paris, France, the global operational headquarters of its packaging business.

    Pechiney
For December 31, 2003 reporting purposes, Pechiney is considered a separate segment as the new management organizational structure and the corresponding financial information are not yet in place. The balance sheet of Pechiney is included in the consolidated financial statements as at December 31, 2003, and the results of operations will be included in the consolidated financial statements from January 1, 2004. Pechiney is headquartered in Paris, France, comprising two bauxite mines in two countries, six alumina plants (three alumina refineries and three specialty alumina plants in four countries), eight smelters in six countries, 25 fabrication plants and one research centre in six countries, and 91 packaging plants in 18 countries. Included in this segment is Pechiney’s International Trade division, consisting of its sales network, trading activities and distribution network, through 50 entities operating in 60 countries.

    Intersegment and other
This classification includes the deferral or realization of profits on intersegment sales of aluminum and alumina, corporate office costs as well as other non-operating items.

Sales and operating revenues	Intersegment			Third Parties
	2003	2002	2001	2003	2002	2001
Bauxite and Alumina	873	757	771	536	435	477
Primary Metal	2,306	2,205	2,117	2,613	2,447	2,546
Rolled Products Americas and Asia	64	185	173	3,459	3,327	3,316
Rolled Products Europe	507	333	338	1,999	1,814	1,735
Engineered Products	22	12	23	1,778	1,614	1,623
Packaging	18	21	60	3,220	2,599	2,658
Other	(3,790)	(3,513)	(3,482)	35	60	30
	-	-	-	13,640	12,296	12,385

Business Group Profit (BGP)			2003	2002	2001
Bauxite and Alumina			257	249	301
Primary Metal			795	858	818
Rolled Products Americas and Asia			343	367	296
Rolled Products Europe			184	132	83
Engineered Products			99	98	103
Packaging			394	327	328
BGP sub-total			2,072	2,031	1,929
Depreciation and amortization			(923)	(835)	(798)
Restructuring, impairment and other special charges			38	(60)	(654)
Goodwill impairment			(28)	-	-
Intersegment and other			(207)	(151)	(43)
Corporate office			(103)	(96)	(75)
Interest			(218)	(202)	(252)
Income taxes			(325)	(295)	(44)
Minority interests			(16)	(3)	13
Income from continuing operations
before amortization of goodwill			290	389	76

Income from continuing operations
after amortization of goodwill			290	389	4

Restructuring, impairment and other special charges for 2003 included $(5) for Bauxite and Alumina, $(11) for Primary Metal, $(6) for Rolled Products Americas and Asia, $(22) for Rolled Products Europe, $1 for Engineered Products, $3 for Packaging and $2 for Intersegment and Other.

     Included in 2003 Intersegment and Other are asset impairments of $46, legal and environmental provisions of $36, restructuring charges of $32, and other of $17, partially offset by a net currency-related gain on the financing of the Pechiney acquisition of $59, and net gains of $20 on disposal of businesses.

    Included in 2002 BGP for Bauxite and Alumina is a gain of $5 related to the sale of fixed assets.

     Restructuring, impairment and other special charges for 2002 included $14 for Bauxite and Alumina, $(6) for Primary Metal, $15 for Rolled Products Americas and Asia, $13 for Rolled Products Europe, $1 for Engineered Products, $8 for Packaging and $15 for Intersegment and Other.

     Included in 2002 Intersegment and Other are net charges of $84 relating principally to a provision of $100 for the ruling on a contract dispute with Powerex (a subsidiary of BC Hydro), an increase of $9 to legal provisions, a loss of $6 on redemption of debt, and partially offset by a gain of $36 on the sale of a portfolio investment.

     Included in 2001 BGP for Primary Metal and Packaging were $1 and $(5) related to a reversal of prior year restructuring costs, respectively.

     Restructuring, impairment and other special charges for 2001 included $149 for Bauxite and Alumina, $201 for Primary Metal, $16 for Rolled Products Americas and Asia, $148 for Rolled Products Europe, $7 for Engineered Products, $92 for Packaging and $41 for Intersegment and Other.

Included in 2001 Intersegment and Other is a loss on the sale of Jamaican Bauxite and Alumina operations of $123.

Total assets at December 31	2003	2002	2001
Bauxite and Alumina	2,138	2,073	2,164
Primary Metal	6,432	6,316	5,889
Rolled Products Americas and Asia	2,424	2,496	2,522
Rolled Products Europe	1,783	1,620	1,638
Engineered Products	1,552	1,355	1,467
Packaging	4,126	3,277	3,279
Pechiney	12,637	-	-
Other	499	159	308
Assets held for sale:
Engineered Products	11	18	20
Packaging	106	284	254
Pechiney	249	-	-
Total assets held for sale	366	302	274
	31,957	17,598	17,541

	Depreciation and Amortization			Cash Paid for Capital Expenditures and Business Acquisitions

	2003	2002	2001	2003	2002	2001
Bauxite and Alumina	89	83	93	95	104	479
Primary Metal	310	295	260	390	556	462
Rolled Products Americas and Asia	150	146	146	81	73	149
Rolled Products Europe	90	77	82	75	63	73
Engineered Products	82	69	60	190	61	60
Packaging	192	154	145	531	188	247
Pechiney	-	-	-	3,335	-	-
Other	10	11	12	8	9	24
	923	835	798	4,705	1,054	1,494

      Note 31. Prior Year Amounts
Certain prior year amounts have been reclassified to conform with the 2003 presentation.

Quarterly Financial Data (in millions of US$, except where indicated)

(unaudited)	First	Second	Third	Fourth	Year
2003
Revenues	3,203	3,459	3,472	3,506	13,640
Cost of sales and operating expenses	2,525	2,741	2,733	2,803	10,802
Depreciation and amortization	223	231	237	232	923
Income taxes	141	151	77	(44)	325
Other items	298	311	305	386	1,300
Income from continuing operations (1)	16	25	120	129	290
Income (Loss) from discontinued operations	(3)	(114)	(20)	14	(123)
Net income (Loss)	13	(89)	100	143	167
Dividends on preference shares	2	1	2	2	7
Net income (Loss) attributable to common shareholders	11	(90)	98	141	160
Net income (Loss) per common share – basic (in US $)
Income from continuing operations	0.05	0.07	0.37	0.40	0.88
Income (Loss) from discontinued operations	(0.01)	(0.35)	(0.06)	0.04	(0.38)
Net income (Loss) per common share – basic (in US$)(2)	0.04	(0.28)	0.31	0.44	0.50
Net income (Loss) per common share – diluted (in US$)
Income from continuing operations	0.04	0.07	0.37	0.40	0.88
Income (Loss) from discontinued operations	(0.01)	(0.35)	(0.06)	0.04	(0.38)
Net income (Loss) per common share – diluted (in US$)(2)	0.03	(0.28)	0.31	0.44	0.50
Net income (Loss) under U.S. GAAP(3)	(25)	21	91	(10)	77

(unaudited)	First	Second	Third	Fourth	Year
2002
Revenues	2,881	3,137	3,164	3,114	12,296
Cost of sales and operating expenses	2,280	2,464	2,492	2,480	9,716
Depreciation and amortization	199	212	207	217	835
Income taxes	79	122	64	30	295
Other items	236	266	198	361	1,061
Income from continuing operations (1)	87	73	203	26	389
Income (Loss) from discontinued operations	(1)	(2)	(12)	-	(15)
Net income	86	71	191	26	374
Dividends on preference shares	1	1	1	2	5
Net income attributable to common shareholders	85	70	190	24	369
Net income (Loss) per common share – basic (in US$)
Income from continuing operations	0.27	0.22	0.63	0.08	1.19
Loss from discontinued operations	(0.01)	-	(0.04)	-	(0.04)
Net income per common share – basic (in US$)(2)	0.26	0.22	0.59	0.08	1.15
Net income (Loss) per common share – diluted (in US$)
Income from continuing operations	0.27	0.22	0.63	0.08	1.18
Loss from discontinued operations	(0.01)	-	(0.04)	-	(0.04)
Net income per common share – diluted (in US$) (2)	0.26	0.22	0.59	0.08	1.14
Net income (Loss) under U.S. GAAP (3)	(595)	58	160	41	(336)

(unaudited)	First	Second	Third	Fourth	Year

2001

Revenues	3,200	3,100	3,100	2,985	12,385
Cost of sales and operating expenses	2,516	2,421	2,432	2,417	9,786
Depreciation and amortization	190	199	199	210	798
Income taxes	58	100	68	(182)	44
Other items	285	289	233	874	1,681
Income (Loss) from continuing operations
before amortization of goodwill	151	91	168	(334)	76
Amortization of goodwill	17	19	18	18	72
Income (Loss) from continuing operations (1)	134	72	150	(352)	4
Income (Loss) from discontinued operations	1	2	(1)	(4)	(2)
Net income (Loss)	135	74	149	(356)	2
Dividends on preference shares	2	2	2	2	8
Net income (Loss) attributable to common shareholders	133	72	147	(358)	(6)
Net income (Loss) per common share – basic (in US$)
Income (Loss) from continuing operations
before amortization of goodwill	0.47	0.28	0.52	(1.04)	0.21
Amortization of goodwill	0.05	0.05	0.06	0.06	0.22
Income (Loss) from continuing operations	0.42	0.23	0.46	(1.10)	(0.01)
Loss from discontinued operations	-	-	-	(0.01)	(0.01)
Net income (Loss) per common share– basic (in US$)(2)	0.42	0.23	0.46	(1.11)	(0.02)
Net income (Loss) per common share – diluted (in US$)
Income (Loss) from continuing operations
before amortization of goodwill	0.46	0.27	0.52	(1.04)	0.21
Amortization of goodwill	0.05	0.05	0.06	0.06	0.22
Income (Loss) from continuing operations	0.41	0.22	0.46	(1.10)	(0.01)
Loss from discontinued operations	-	-	-	(0.01)	(0.01)
Net income (Loss) per common share– diluted (in US$) (2)	0.41	0.22	0.46	(1.11)	(0.02)
Net income (Loss) under U.S. GAAP (3)	74	94	104	(326)	(54)

(1) The first quarter of 2003 included a net after-tax charge of $12 relating mainly to prior years’ tax adjustments.

The second quarter of 2003 included net after-tax gains of $26 relating mainly to gains of $41 on the sale of non-core assets in Italy and the remaining portfolio investment in Nippon Light Metal Company, Ltd., partially offset by  charges of $8 for closure of the Charlotte packaging plant and the Bay St. Louis plant in the United States.

The third quarter of 2003 included a non-cash, after-tax charge of $24 relating mainly to the realization of deferred translation losses of $11 on the sale of a subsidiary in Thailand and charges of  $7 for environmental provisions related to certain operations in the United States and Switzerland.

The fourth quarter of 2003 included a net after-tax gain of $50 relating mainly to one time favourable tax benefits of $85 arising principally from changes in Australian tax legislation, currency-related net gains of $57 on the financing of the Pechiney acquisition, gains on sales of assets in the U.K. of $6, a gain on the sale of an extrusions business in Malaysia of $4, and a favourable adjustment of $7 to previously recorded environmental provisions. These items were partially offset by the impairment of assets in Germany of $35, goodwill impairment in the extrusions operations of $28, an environmental provision in the United States of $16, and the restructuring of a packaging operation in Switzerland of $8.

The first quarter of 2002 included net after-tax charges of $7 relating mainly to the restructuring program announced in 2001. The charges included a fixed asset impairment charge of $9 relating to the recycling operations at the Borgofranco plant in Italy and a loss of $5 on the sale of extrusions operations in Thailand. The second quarter of 2002 included net after-tax charges of $8 relating mainly to the restructuring program announced in 2001. The charges included severance and pension costs of $7 relating to the closure of the Bracebridge cable plant in Ontario, Canada. The third quarter of 2002 included net after-tax charges of $6 relating mainly to increases of $9 to legal provisions and net recoveries of $2 relating to the 2001 restructuring program principally arising from severance costs of $4 for the extrusions operations in Malaysia, light gauge operations in Fairmont, West Virginia, and certain cable operations in North America, and income of $8, primarily for the write-back of excess contract loss provisions. The fourth quarter of 2002 included net after-tax charges of $86 relating mainly to a provision of $68 for the ruling on a contract dispute with Powerex (a subsidiary of BC Hydro) and charges of $20 for the closures of the specialty chemicals plant at Burntisland, U.K. and the Banbury, U.K. R&D facilities. These charges were partially offset by a gain of $26 on the sale of a portfolio investment.

The first quarter of 2001 included after-tax charges for the impairment in value of fixed assets of $70 for Jamaica. The second quarter of 2001 included an after-tax charge of $17 principally comprised of $20 for post-closing adjustments relating to the divestment of Jamaica, partly offset by a write-back of restructuring costs of $4 in the U.K. The results for the fourth quarter of 2001 included a net after-tax charge of $444. This included a $78 charge related to the restructuring program announced on October 17, 2001, and a $22 charge related to the synergy program announced in the fourth quarter of 2000 in relation to the merger with algroup. Also included are impairment provisions of $186 in relation to certain assets and capitalized project costs, a $167 charge related to environmental provisions, and a favourable prior year’s tax adjustment of $12.

(2) Net income per common share calculations are based on the average number of common shares outstanding in each period. See note 5 – Income from Continuing Operations per Common Share – Basic and Diluted.

 (3) See note 8 – Differences between Canadian and United States Generally Accepted Accounting Principles (GAAP) for explanation of differences between Canadian and U.S. GAAP.

Eleven-Year Summary

	2003*	2002 *	2001*	2000	1999	1998	1997	1996	1995	1994	1993

CONSOLIDATED INCOME STATEMENT ITEMS (in millions of US$)
Sales and operating revenues	13,640	12,296	12,385	9,097	7,324	7,789	7,777	7,614	9,287	8,216	7,232
Cost of sales and operating expenses	10,802	9,716	9,786	7,068	5,695	6,076	6,005	5,919	7,247	6,740	6,002
Depreciation and amortization	923	835	798	540	477	462	436	431	447	431	443
Selling, administrative and general expenses	746	571	544	406	375	448	444	422	484	528	551
Research and development expenses	140	115	135	81	67	70	72	71	76	72	99
Interest	218	202	252	78	76	92	101	125	204	219	212
Goodwill Impairment Other expenses (income) - net *	28 155	- 173	- 766	- 50	- (40)	- (12)	- (34)	- 13	- (39)	- (14)	- 31
Income taxes	325	295	44	255	211	210	248	212	326	112	(13)
Equity income (loss)	3	3	3	4	(1)	(48)	(33)	(10)	(3)	(29)	(12)
Minority interests	(16)	(3)	13	1	(14)	4	(4)	(1)	4	(3)	1
Income (Loss) from continuing operations before amortization of goodwill and extraordinary item	290	389	76	624	448	399	468	410	543	96	(104)
Amortization of goodwill	-	-	72	16	-	-	-	-	-	-	-
Income (loss) from continuing operations before extraordinary item	290	389	4	608	448	399	468	410	543	96	(104)
Extraordinary gain (loss)	-	-	-	-	-	-	17	-	(280)	-	-
Income (Loss) from continuing operations	290	389	4	608	448	399	485	410	263	96	(104)
Income (Loss) from discontinued operations	(123)	(15)	(2)	2	-	-	-	-	-	-	-
Net Income (Loss)	167	374	2	610	448	399	485	410	263	96	(104)
Net income (Loss) attributable to common shareholders	160	369	(6)	600	439	389	475	394	239	75	(122)
CONSOLIDATED BALANCE SHEET ITEMS (in millions of US$)
Operating working capital ***	2,960	1,466	1,347	1,945	1,307	1,682	1,483	1,461	1,731	1,675	1,314
Capital assets and goodwill - net***	20,920	12,712	12,725	12,824	6,434	5,897	5,458	5,470	5,672	5,534	6,005
Total assets	31,957	17,598	17,541	18,389	9,839	9,901	9,374	9,228	9,736	10,003	9,812
Total debt***	9,762	3,862	4,089	4,606	1,489	1,789	1,515	1,516	1,985	2,485	2,652
Deferred income taxes - net***	1,274	1,120	986	1,203	781	747	969	996	979	914	888
Minority interests	524	150	132	244	-	-	-	-	-	-	-
Preference shares	160	160	160	160	160	160	203	203	353	353	353
Common shareholders - equity	10,555	8,465	8,610	8,849	5,371	5,359	4,871	4,661	4,482	4,308	4,096
PER COMMON SHARE (in US$)
Net income (Loss) before amortization of goodwill and extraordinary item	0.50	1.15	0.21	2.47	2.01	1.71	2.02	1.74	2.30	0.34	(0.54)
Net income (Loss) before extraordinary item	0.50	1.15	(0.02)	2.42	2.01	1.71	2.02	1.74	2.30	0.34	(0.54)
Net income (Loss)	0.50	1.15	(0.02)	2.42	2.01	1.71	2.09	1.74	1.06	0.34	(0.54)
Dividends paid	0.60	0.60	0.60	0.60	0.60	0.60	0.60	0.60	0.45	0.30	0.30
Common shareholders' equity	28.90	26.33	26.83	27.84	24.60	23.71	21.43	20.57	19.84	19.17	18.28
Market price - NYSE close	46.95	29.52	35.93	34.19	41.38	27.06	27.63	33.63	31.13	25.38	20.75

	2003*	2002 *	2001*	2000	1999	1998	1997	1996	1995	1994	1993
OPERATING DATA (in thousands of tonnes except for LME price)
Consolidated aluminum shipments
Ingot products (includes primary and secondary ingot, trading and scrap)	1,552	1,429	1,419	974	859	829	858	810	801	897	887
Rolled products	2,022	2,058	1,937	1,855	1,609	1,603	-	-	-	-	-
Aluminum used in engineered products and packaging	531	545	536	352	302	220	-	-	-	-	-
Total fabricated products	2,553	2,603	2,473	2,207	1,911	1,823	1,694	1,539	1,733	1,763	1,560
Conversion of customer-owned metal	402	391	344	328	315	289	276	258	225	189	91
Total aluminum volume	4,507	4,423	4,236	3,509	3,085	2,941	2,828	2,607	2,759	2,849	2,538
Consolidated primary aluminum production	2,354	2,238	2,042	1,562	1,518	1,481	1,429	1,407	1,278	1,435	1,631
Consolidated aluminum purchases	1,744	1,791	1,803	1,670	1,297	1,227	1,254	1,003	1,365	1,350	865
Consolidated aluminum inventories (end of year)	509	535	536	568	477	469	451	408	449	435	403
PRIMARY ALUMINUM CAPACITY
Consolidated subsidiaries and joint ventures	4,076	2,365	2,252	1,899	1,583	1,706	1,558	1,561	1,561	1,561	1,711
Total consolidated subsidiaries and related companies	4,076	2,365	2,252	1,899	1,583	1,706	1,695	1,698	1,712	1,712	1,862
Average three-month LME price (US$ per tonne)	1,428	1,365	1,454	1,567	1,388	1,379	1,620	1,536	1,830	1,500	1,161
OTHER STATISTICS
Cash from operating activities from continuing operations (in millions of US$)	1,833	1,603	1,375	1,059	1,182	739	719	981	1,044	65	444
Cash from (used for) financing activities from continuing operations (in millions of US$)	3,480	(686)	(247)	781	(629)	(95)	(46)	(700)	(744)	(191)	(172)
Cash from (used for) investment activities from continuing operations (in millions of US$)	(4,642)	(936)	(1,255)	(2,074)	(838)	(656)	(587)	178	(273)	71	(339)
Cash used for capital expenditures (in millions of US$)	888	709	1,090	1,482	1,169	805	641	482	390	264	251
Cash used for business acquisitions (in millions of US$)	3,817	345	404	244	129	72	-	-	51	92	119
Debt as a percentage of invested capital (%)	46	31	32	33	21	24	23	23	29	35	37
Average number of employees (in thousands)	49	49	52	37	38	36	33	34	39	42	46
Common shareholders – registered (in thousands at end of year)	18	18	18	19	20	20	21	22	23	26	28
Common shares outstanding (in millions at end of year)	365	321	321	318	218	226	227	227	226	225	224
Registered in Canada (%) **	82	80	79	76	61	60	61	61	61	55	59
Registered in the United States (%)	18	20	21	24	39	39	39	39	38	44	40
Registered in other countries (%)	-	-	-	-	-	1	-	-	1	1	1
Return on average common shareholders' equity (%)	2	4	-	10	9	7	10	9	5	2	(3)

*

2003, 2002 and 2001 include Restructuring, impairment and other special charges.

**

Shares held by former algroup and Pechiney shareholders are registered in Canada.

***

From continuing operations

See note 8 – Differences between Canadian and United States Generally Accepted Accounting Principles (GAAP) for U.S. GAAP information.